FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________

1. Information Release
2. Press Release dated November [17], 2003
Drax Holdings Limited
£1.3 billion debt restructuring provides financial stability for Drax
Board Structure, Appointments and Management
Support for Restructuring
Commenting today, Gordon Horsfield, Chairman of Drax Holdings, said:
Commenting today, Gerald Wingrove, Chief Executive Designate of Drax Holdings, said:
Editor’s Notes:
Forward Looking Statements
3. Copy of the Scheme Document (without certain appendices)
I. EXPLANATORY STATEMENTS
IMPORTANT NOTICE IN RELATION TO THE EXPLANATORY STATEMENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)
DEFINITIONS AND INTERPRETATION
PART C OF THE EXPLANATORY STATEMENTS
1.Scope of the Restructuring
2.The current debt structure
3.The proposed debt structure
3.1A1 Debt
3.2A2 Debt
3.3A3 Debt
3.4B Debt
4.The Notes/Loans Election
8.Payment of interest
9.Cash Flow Waterfall and Restructuring Date Waterfall
10.The Equity and Linked Securities
11.Restructuring fees
PART D OF THE EXPLANATORY STATEMENTS
1.Matters common to the Drax Holdings Scheme and the InPower Scheme
1.1Overview of the Schemes -- procedure
1.2Overview of the Schemes -- effect
1.3Summary of Scheme Claims and distribution mechanics
1.4Distribution
1.5Release of the Bank Steering Committee, the Hedging Bank Steering Committee, the Ad Hoc Bond Committee, IPR and the directors of Drax Holdings and InPower
1.6Effect of securities law restrictions under the Schemes
1.7Conditionality of the Schemes
2.Matters primarily relevant to the Drax Holdings Scheme
2.1Drax Holdings Scheme Claims
2.2Overview of the Drax Holdings Scheme -- procedure
2.3Overview of the Drax Holdings Scheme -- effect
2.4Undistributed Scheme Consideration
2.5Governing law and jurisdiction
3.Matters primarily relevant to the InPower Scheme
3.1InPower Scheme Claims
3.2Overview of the InPower Scheme -- procedure
3.3Overview of the InPower Scheme -- effect
3.4Undistributed Scheme Consideration
3.5Governing law and jurisdiction
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
II. THE HOLDINGS SCHEME
III. THE INPOWER SCHEME
III. THE INPOWER SCHEME
III. THE INPOWER SCHEME
III. THE INPOWER SCHEME
III. THE INPOWER SCHEME
III. THE INPOWER SCHEME
IV. APPENDICES TO THE EXPLANATORY STATEMENTS
APPENDIX 1 AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS
IV. APPENDICES TO THE EXPLANATORY STATEMENTS
APPENDIX 2 UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS
APPENDIX 3 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED
APPENDIX 4 AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER
APPENDIX 5 UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003 IN RESPECT OF INPOWER
APPENDIX 6 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF INPOWER 2
APPENDIX 7 UNAUDITED PRO FORMA BALANCE SHEET AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF NOTECO
APPENDIX 8 MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION OF DRAX HOLDINGS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003
APPENDIX 9 FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS
APPENDIX 10 SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL
PART B -- RESTRUCTURING DATE WATERFALL
APPENDIX 11 REPAYMENT STRUCTURE, SECURITY STRUCTURE AND INTERCREDITOR ARRANGEMENTS
APPENDIX 12 SUMMARY OF TERMS OF THE RESTRUCTURING NOTES
APPENDIX 13 SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS AND THE HARICH SWAPS
APPENDIX 14 DETAILED TERMS OF HEDGING ARRANGEMENTS
APPENDIX 15 SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED AND THE SHAREHOLDERS’ AGREEMENT
APPENDIX 16 ESCROW AND DISTRIBUTION AGREEMENT
APPENDIX 17 TAX
APPENDIX 18 MATERIAL CONTRACTS
APPENDIX 19 SUMMARY OF ORDER UNDER SECTION 304 OF THE UNITED STATES BANKRUPTCY CODE
APPENDIX 20 BANK STEERING COMMITTEE, HEDGING BANK STEERING COMMITTEE AND AD HOC BOND COMMITTEE
APPENDIX 21 SCHEME CREDITORS AND PERSONS WITH INTERESTS IN SENIOR BONDS OR THE INCLUDED EUROBOND COUPONS
APPENDIX 22 INSTRUCTIONS TO SCHEME CREDITORS
APPENDIX 23 INSTRUCTIONS TO PERSONS WITH INTERESTS IN SENIOR BONDS
APPENDIX 24 FORM OF PROXY FOR DRAX HOLDINGS SCHEME CREDITORS
APPENDIX 25 FORM OF PROXY FOR INPOWER SCHEME CREDITORS
APPENDIX 26 FORM OF CLAIM FORM FOR DRAX HOLDINGS SCHEME CREDITORS
APPENDIX 27 FORM OF CLAIM FORM FOR INPOWER SCHEME CREDITORS
V. DEFINITIONS
DEFINITIONS
VI. NOTICES
1.NOTICE OF DRAX HOLDINGS SCHEME MEETING
VI. NOTICES
2.NOTICE OF INPOWER SCHEME MEETING
SIGNATURES

DRAX HOLDINGS LIMITED

Index

Item

1.	Information Release.

2.	Press Release dated November 17, 2003.

3.	Copy of the Scheme Document (without certain appendices).

FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should” or “anticipates” or the negative forms of other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other factors in this report, and you should also review “Key Information—Risk Factors” and “Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2003, as amended on Form 20-F/A as filed with the SEC on November 10, 2003 (the “2002 Annual Report”), which we incorporate by reference herein.

     You should also consider, among others, the following important factors:

•	general economic and business conditions in the UK;

•	changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;

•	general industry trends;

•	changes to the competitive environment;

•	power prices and resource availability and pricing;

•	changes in business strategy, development plans or vendor relationships in the market for power in the UK;

•	that Drax Power Limited’s principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax Power Station as a fully-merchant plant;

•	that since December 12, 2002, we are operating under standstill arrangements with, inter alia, certain of our senior creditors, which are scheduled to terminate on December 31, 2003;

•	availability, terms and deployment of capital;

•	interest rate volatility;

•	changes in currency exchange rates, inflation rates and conditions in financial markets;

•	availability of qualified personnel;

•	a change in the interpretation of tax laws in the relevant jurisdictions; and

•	the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

ITEM 1

INFORMATION RELEASE

A press release by Drax Holdings dated November 17, 2003 announcing recent developments in respect of the proposed restructuring of its £1.3 billion debt and the related cash-out offer from International Power plc in respect of a proportion of that debt (the “Restructuring”) is attached to this Form 6-K as Item 2.

Also attached to this Form 6-K as Item 3 is a copy of the documentation (the “Scheme Document”) relating to the Restructuring that is being posted to senior creditors.

ITEM 2

PRESS RELEASE

For immediate release	17 November 2003

Drax Holdings Limited

£1.3 billion debt restructuring provides financial stability for Drax

Drax Holdings is pleased to announce that it is today posting documentation to senior creditors in respect of the proposed restructuring of £1.3 billion debt and related cash-out offer from International Power in respect of a proportion of that debt. This marks the concluding stage of a long and complex restructuring process, which started with the collapse of TXU Europe, Drax’s then major customer, in November 2002.

On successful completion of the restructuring, the Drax business will be able to move forward on a more stable platform. The restructured capital base is designed to be flexible enough to reflect the operating profile and requirements of the business going forward, and also ensure that interests are aligned between the different segments of creditors and shareholders.

Drax is a core, strategic asset in the UK generation market because of its size and efficiency. It is also the most environmentally friendly coal-fired power station in the UK as a result of its Flue Gas Desulphurisation (“FGD”) plant which removes 90% of sulphur dioxide from emissions. These characteristics are critical at a time when diversity of generation sources, environmental concerns and security of supply are high profile issues of national interest.

•	Restructuring Proposal

The debt being restructured comprises approximately £1,292m of the Drax group’s existing senior debt, represented, directly or indirectly, by £843m of bank loans, £200m of senior sterling bonds, $302m of senior dollar bonds and £68m of currency and interest rate hedging termination payments.

Under the restructuring proposals, this debt will be restructured on a £ for £ basis into four new tranches of debt obligations of InPower 2 (the newly incorporated holding company of InPower) serviced indirectly by Drax Holdings. The proposed debt structure is as follows:

			Entitlement per
			£10m of existing
Debt	Proposed Amount	Final maturity	senior debt (£m)(3)

A1 Debt	£400m	2015	3.1
A2 Debt(1)	Up to £460m	2015	3.6
A3 Debt(2)	Up to £94m	2020	0.7
B Debt	£338m	2025	2.6

Total	Up to £1,292m		10.0

Notes

(1) The amount of A2 Debt outstanding immediately following the restructuring will be lower to the extent that elections for the A cash election are funded from Drax funds.
(2) The amount of A3 Debt outstanding immediately following the restructuring will be equal to the sum of the existing senior secured debt less the sum of the A1 Debt, the A2 Debt and the B Debt, but will be lower to the extent that elections for the A cash election are funded from Drax funds. It is not possible to calculate the sterling equivalent of the existing senior secured debt as the effective exchange rate will be set on the record date which is expected to be 8th December 2003. Based on an exchange rate of US$1.66 to £1, the approximate amount of A3 Debt would be as shown in the table.
(3) The entitlement column assumes no election for cash.

Senior creditors will be entitled to receive their pro-rata share of each of the above tranches of debt, together with ordinary shares of Drax Group Limited (the newly incorporated parent company of Drax Holdings) pro-rata to their share of A3 Debt plus certain fees and interest.

Ordinary shares will be issued to holders of A3 Debt (including International Power) on the basis of 1 ordinary share for each £1 of A3 Debt. Creditors electing for the cash election in place of A3 Debt will not receive shares.

•	Cash out option

Alternatively, senior creditors may elect to receive cash. The cash sums are:

Tranche	Pence per Pound

A2 Debt	71
A3 Debt (includes equity)	1
B Debt	55

Senior creditors will only be able to elect to receive cash in lieu of the B Debt if they have also elected to receive cash in lieu of the A2 Debt and the A3 Debt. If holders of dollar bonds and sterling bonds do not make a valid election, they will be deemed to have elected for the above cash options. If senior banks and hedging banks do not make a valid election, they will be deemed to have elected for the debt and shares.

The cash required to satisfy elections (and deemed elections) for the A2/A3 cash election is to be provided, depending on the level of working capital requirements of the Drax group at the time of closing of cash elections, as follows:

First	up to £30 million	Drax group
Next	£100 million	International Power

The cash required to satisfy elections (and deemed elections) for the B cash election (up to a maximum of £30 million) will be provided by International Power.

International Power will be issued ordinary shares in respect of A3 Debt it acquires in the cash elections. Depending on the level of take up by senior creditors of the cash election, International Power may become entitled to a maximum of 33.6 per cent. of the ordinary shares of Drax Group Limited.

If International Power provides in excess of £10 million of cash to satisfy cash elections for the A2/A3 cash election, International Power will be entitled, inter alia, to appoint one director to the Board of Drax Group Limited and to receive an annual support fee of £1.5 million for four years (or a one-off support fee of £5 million). If less than £10 million of cash is provided by International Power for the A2/A3 cash election, International Power will receive a one-off payment of £2 million for its contribution to the restructuring process, but no board seat or annual support fee.

Board Structure, Appointments and Management

Following the restructuring, a well defined board and senior management structure is being implemented which will have the skills and experience to provide leadership, impetus and clear strategic direction to the company as an independent entity. Gerald Wingrove, currently Finance Director of Drax Holdings, will become Chief Executive Officer of Drax Group Limited. It is intended that a new Finance Director and a new Production Director, as well as two new Non-Executive Directors, will be appointed to the Board of Drax Group Limited. Gordon Horsfield will remain as Executive Chairman of Drax Group Limited until these appointments have been made and the new Board has settled in; thereafter, he will become Non-Executive Chairman. The Board will be supported by the existing operational management team at Drax which has many years of experience with the business.

Support for Restructuring

The Board of Directors of Drax Holdings believes that the proposed restructuring is in the interests of its creditors (as a whole) and, accordingly, recommends creditors to support the restructuring. The Board of Directors do not express an opinion as to whether senior creditors should elect for either of the cash options. Senior Bondholders who do not wish to be cashed out for their A2 Debt, A3 Debt or B Debt must ensure that they return a duly completed positive election for either loans or notes prior to 5.00pm (London time) on 8 December 2003. Anyone wishing to elect for cash in whole or in part should also ensure that they return a duly completed positive election for the cash election prior to 5.00pm (London time) on 8 December 2003.

Irrevocable undertakings to vote in favour of the restructuring proposals which are expected to become effective on 22 December 2003 have been received from in excess of 75 per cent. in value of the relevant senior creditors.

Commenting today, Gordon Horsfield, Chairman of Drax Holdings, said:

“The successful restructuring of the business is not only significant for Drax but also the UK’s energy supply. As the UK’s largest, most efficient and one of the cleanest coal fired generation plants, Drax is at the centre of the country’s energy provision. With the financial restructuring and the new management team in place we look forward to 2004 and beyond with a renewed sense of certainty and stability.”

Commenting today, Gerald Wingrove, Chief Executive Designate of Drax Holdings, said:

“Over the last twelve months enormous effort has been put into delivering this financial restructuring to creditors. It is important, having reached such an advanced stage, that we now drive forward to complete these final stages of the process before Christmas. The new capital structure provides us with the flexibility and stability to meet the company’s operational requirements as well as aligning the interests of its stakeholders.”

Enquiries:
Buchanan Communications

Judith Parry	020 7466 5000 (Today)
Sophie Morton	01943 883990 (Thereafter)

Senior Bondholders who wish to receive a copy of the Scheme Document should contact Alicia Dalton at Bondholder Communications Group, Inc. in London on + 44 20 7236 0788, in New York City on + 1 212 809 2663 or in Hong Kong on + 852 3527 0999 or by e-mail to adalton@bondcom.com. BondCom has been appointed by Drax Holdings to facilitate communications with persons with an interest in the Senior Bonds. All relevant documentation can be found at www.bondcom.com/drax. This will include, inter alia, Drax Holdings’ updated financial projections for the thirty years to 2033.

The Company will file this announcement and the Scheme Document with the Securities and Exchange Commission as soon as possible. Once filed this information will be able to be found at www.sec.gov <http://www.sec.gov>. Creditors and other investors should, before taking any action, consider all the information in the Scheme Document, including the risk factors.

Editors’ Notes:

1.	The £843m senior bank loans are debt obligations of InPower. These bank loans are serviced through a Eurobond issued by Drax Holdings. The senior dollar bonds and senior sterling bonds are currently obligations of the Drax group. Following completion of the restructuring the restructured debt will be obligations of InPower 2 and these obligations will be serviced through a series of Eurobonds issued by Drax Holdings. Subject to the priority of a new credit support facility, the A1 Debt will be first ranking and will have a scheduled amortisation profile between 2007 and 2015. The A2 Debt will be second ranking and will have no fixed amortisation profile. Repayment of the A2 debt will not start until the principal amount of the A1 debt has reduced to below £200m and will thereafter be dependent on the Drax group generating sufficient cash to make repayments; any outstanding principal will fall due for payment in 2015. The A3 Debt will be third ranking and will not receive principal cash repayment until the A1 Debt and the A2 Debt have been repaid; any outstanding principal will fall due for payment in 2020. The B Debt will be fourth ranking save that its primary source of repayment will be amounts received under the claims by the Drax group against the TXU group; any outstanding principal will fall due for payment in 2025.

2.	Interest on all the tranches of restructured debt will be payable on a semi-annual basis. The A1 Debt will have the benefit of a debt service reserve account pre-funded in an amount equal to the interest on the A1 Debt due on the first two interest payment dates. If the Drax group generates insufficient cash to make interest payments on the A2 Debt and/or the A3 Debt and/or the B Debt then such interest will be deferred.

3.	Senior creditors will be able to elect for either debt in the form of loans or notes. It is expected that securities underlying the A1 Notes will be listed on the Luxembourg Stock Exchange and securities underlying the A2 Notes and A3 Notes will be listed on the Channel Islands Stock Exchange by 30 June 2004. No application for listing of the securities underlying the B Notes will be made until Drax Holdings is able to make adequate disclosure of the recoverability of the claims against the TXU group, which it hopes to be able to do during 2004.

4.	Completion of the restructuring is conditional, inter alia, upon:

1.	the approval of the senior creditors at court meetings scheduled to be held on 10 December 2003;

2.	the approval of the Cayman Court, the English Court and the Jersey Court at Court hearings scheduled to be held on 15 December 2003, 17 December 2003 and 19 December 2003 respectively;

3.	completion of the transfer of the business of Drax Power (the operating company in the Drax group) to a new wholly owned subsidiary of Drax Holdings; and

4.	delivery of all the relevant Court orders for registration.

5.	The documentation that is being posted to senior creditors today includes updated financial projections for the 30 years to 2033, details of the assumptions on which these projections are based and the risk factors associated with the Drax group and the restructuring. The latest expected dates for repayment of all outstanding amounts under each debt tranche as derived from these projections are set out below. In both the projected cases, these dates fall on or before the final maturity dates of the debt tranches.

	Latest expected repayment date

	Drax Current Market	Drax
	Case	Illustrative Sensitivity
Tranche	(17/11/03)	(17/11/03)	Final Maturity

A1 Debt	2010	2011	2015
A2 Debt	2011	2015	2015
A3 Debt	2011	2016	2020
B Debt	2012	2016	2025

6.	The following table shows the interest rate and the calendar year in which interest is first expected to become payable in respect of each tranche of restructured debt as derived from projections published today in the scheme document being sent to senior creditors:

	Interest rate
	under current		Drax Illustrative
	proposals	Drax Current Market	Sensitivity
Tranche	(LIBOR+)	Case (17th November 2003)	(17th November 2003)

A 1 Debt	2.5%	2004	2004
A 2 Debt	4.0%	2004	2004
A 3 Debt	5.0%	2004	2005
B Debt	2.0%	2004	2005

In compiling the above projections, the directors of Drax Holdings have assumed recovery of £300 million under the claims against the TXU group, which would be used to repay a substantial part of the B Debt. This level of recovery is not certain and the directors are unable to make any accurate forecasts about the timing and extent of recoverability of these claims.

Forward Looking Statements

This document contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding Drax group, InPower’s, InPower 2’s future financial position, strategy, projected costs plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as “intends”, “expects”, “anticipates”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Drax Holdings believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

ITEM 3

SCHEME DOCUMENT

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It is being sent to persons who are Scheme Creditors, being certain creditors of Drax Holdings Limited and certain creditors of InPower Limited, and is being made available to persons with interests in Senior Bonds.

If you have assigned, sold or otherwise transferred your interests as a Scheme Creditor or Senior Bondholder or do so in the future, you must forward a copy of this document to the person or persons to whom you have assigned, sold or otherwise transferred such interests. If you have assigned, sold or transferred all your interests, you need take no further action with respect to this document.

If you are in any doubt as to any aspect of these proposals and/or about the action you should take, you should consult immediately your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 or other applicable legislation.

This document is accompanied by a Claim Form and/or Account Holder Letter which contains, amongst other things, voting instructions and elections. It is important that you read this document carefully for information about the Restructuring and, if you are a Scheme Creditor, that you complete and return the Claim Form enclosed with this document, or, if you are a person with an interest in Senior Bonds, that you comply with the directions for submitting voting instructions and elections contained in this document.

PROPOSALS IN RELATION TO

SCHEMES OF ARRANGEMENT

under section 425 of the Companies Act 1985 of England and Wales and section 86 of the Companies Law (2003 Revision) of the Cayman Islands

between

DRAX HOLDINGS LIMITED

and its

SCHEME CREDITORS

(as defined in this document)

and under section 425 of the Companies Act 1985 of England and Wales and article 125 of the Companies (Jersey) Law 1991 of Jersey between

INPOWER LIMITED

and its

SCHEME CREDITORS

(as defined in this document)

Meetings of the Scheme Creditors of each of the Scheme Companies to consider separately the relevant Schemes will be held on 10th December, 2003. The notices of the Scheme Meetings are set out in part VI of this document. Instructions about actions to be taken by Scheme Creditors preceding the Scheme Meetings are set out in Appendix 22. Whether or not a Scheme Creditor intends to attend the relevant Scheme Meeting, they are requested to complete, execute and return the appropriate Form of Proxy and Claim Form sent with this document in accordance with the instructions set out in Appendix 22 as soon as possible, having carefully considered this document. Instructions about actions to be taken by persons with interests in Senior Bonds are set out in Appendix 23.

17th November, 2003

The Restructuring Securities have not been and will not be registered under the US Securities Act nor the securities laws of any state of the United States, and will be issued pursuant to the Schemes in transactions exempt from such registration requirements.

This document does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale or distribution of the Restructuring Securities to be issued pursuant to the Schemes in any jurisdiction in which such offer or sale is not permitted or to any person who is not an Eligible Person as defined herein. Any Existing Senior Creditor or its Designated Recipient and any Account Holder who is a US Person will be required to confirm that it is either a Qualified Institutional Buyer or an IAI and any such Existing Senior Creditor, Designated Recipient and Account Holder who does not make such confirmation will not receive any Restructuring Securities but instead will be mandatorily cashed out.

In making an investment decision Scheme Creditors and persons with interests in Senior Bonds must rely on their own examination of the Restructuring, including the merits and risks involved. The Restructuring Securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence.

The Restructuring Securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under United States securities laws pursuant to an exemption from registration thereunder.

The Restructuring Debt will not be issued in compliance with the United States Trust Indenture Act of 1939.

For New Hampshire residents: Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire revised statutes with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

Further information, including important information relating to securities law considerations, is set out under “Important notice in relation to the Explanatory Statements” on pages 1 to 7.

HELPLINES

If you are (or think you may be) a Scheme Creditor and you have any questions relating to this document or the completion of the Form(s) of Proxy and Claim Form(s), please contact Capita IRG on telephone number 0870 162 3167 (if calling from the United Kingdom) or +44 208 639 3367 (if calling from outside the United Kingdom). Alternatively, please email your questions to beckenhamops@capitaregistrars.com.

If you are a person with an interest in Senior Bonds and you have any questions relating to this document or the completion of an Account Holder Letter, please contact Bondholder Communications Group (BondCom) on telephone number +1 212 809 2663 (in New York), +44 207 236 0788 (in London) or +852 3527 0999 (in Hong Kong). Alternatively, please email your questions to adalton@bondcom.com. BondCom has been appointed by Drax Holdings to facilitate communications with persons with interests in Senior Bonds. All relevant documentation can be found at www.bondcom.com/drax, including the online versions of the Account Holder Letter and the Senior Bondholder Instruction Form.

OVERVIEW OF ACTION REQUIRED BY YOU IF YOU ARE A SCHEME CREDITOR OR A PERSON WITH AN INTEREST IN SENIOR BONDS

1.	Read this document: it contains a detailed description of the proposed Restructuring, including information about the Scheme Consideration to be distributed under the Restructuring. A summary of the Drax Holdings Scheme is contained in the letter from the chairman of Drax Holdings on pages 12 to 24 and a summary of the InPower Scheme is contained in the letter from a director of InPower on pages 25 to 33. A list of the contents of this document is set out on pages vi to viii and definitions are set out in part V.

2.	Take the steps required to confirm the eligibility of your Designated Recipient to receive Scheme Consideration. You will find an explanation relating to eligibility in part I, Part E, Section 4.5.

3.	If you wish your Designated Recipient to receive Restructuring Loans, ensure your Designated Recipient manually executes a power of attorney in the form set out in the Claim Form or Account Holder Letter, provides evidence of its signing authority and submits the originals or duly certified copies of these. A Scheme Creditor who wishes to receive Restructuring Loans in its own name does not need to do this.

4.	If you are a Scheme Creditor other than a Hedging Bank, complete a Claim Form, including making any relevant elections, and complete a Form of Proxy and return both forms, together with any power of attorney and signing authority (required for Designated Recipients to receive Restructuring Loans), to Capita IRG by 5:00 p.m. (London time) on 8th December, 2003.

5.	If you are a Hedging Bank, complete a Claim Form, including making any relevant elections, and return the Claim Form, together with any power of attorney and signing authority (required for Designated Recipients to receive Restructuring Loans), to Capita IRG by 5:00 p.m. (London time) on 8th December, 2003.

6.	If you are a Senior Bondholder, contact your Account Holder to ensure that an Account Holder Letter is completed on your behalf, including the making of any relevant elections and the giving of voting instructions and submitted, together with any power of attorney and signing authority (required for Designated Recipients to receive Restructuring Loans), to BondCom by 5:00 p.m. (London time) on 8th December, 2003. You may be asked by your Account Holder to provide your relevant elections and voting instructions using the Senior Bondholder Instruction Form. All relevant documentation can be found on www.bondcom.com/drax, including the online versions of the Account Holder Letter and the Senior Bondholder Instruction Form.

Appendices 22 and 23 contain detailed instructions as to the action to be taken by Scheme Creditors and persons with interests in Senior Bonds respectively. If you have any questions, use the relevant helpline given on the inside front cover of this document.

If you wish to make a Positive Election for you or your Designated Recipient to receive Restructuring Loans or Restructuring Notes and/or cash you MUST ensure that a valid Claim Form is received by Capita IRG or a valid Account Holder Letter is received by BondCom by 5:00 p.m. (London time) on 8th December, 2003. If a valid Claim Form or Account Holder Letter, as the case may be, is not so received, you will be deemed to have made certain elections being, in the case of Senior Bondholders and Definitive Holders, cash and Restructuring Notes and, in the case of other Scheme Creditors, no cash but Restructuring Loans.

If a valid Claim Form or a valid Account Holder Letter is not received by Capita IRG or BondCom, as the case may be, by the Claim Date (being five Business Days before the Effective Date), you or your Designated Recipient will not receive your Scheme Consideration on or immediately after the Effective Date.

If a valid Claim Form or a valid Account Holder Letter is received by Capita IRG or BondCom, as the case may be, after the Claim Date but within one year after the Effective Date, you or your Designated Recipient will receive your Scheme Consideration as soon as reasonably practicable after receipt of your valid Claim Form or Account Holder Letter by Capita IRG or BondCom, as the case may be.

If a valid Claim Form or a valid Account Holder Letter is not received by Capita IRG or BondCom, as the case may be, within one year after the Effective Date, the relevant Scheme Consideration will be sold and the net proceeds of such sale (after deduction of all applicable expenses and taxes) will be held by the Escrow Trustee for the relevant Scheme Creditor or Designated Recipient pending receipt of documentation until 31st December, 2027.

ARE YOU A SCHEME CREDITOR OR A PERSON WITH AN INTEREST IN SENIOR BONDS?

The following persons are Scheme Creditors who should take action in respect of the relevant Scheme:

Drax Holdings Scheme

1.	The Global Depositary in respect of the Senior Bonds not held by Definitive Holders.

2.	The Eurobond Trustee in respect of the Included Eurobond Coupons.

3.	Definitive Holders in respect of any Senior Bonds held by such persons. You are a Definitive Holder if your name is entered on the Senior Bond Register on the Record Date (being 5:00 p.m. (London time) on 8th December, 2003) as the holder of a particular principal amount of Senior Bonds in definitive registered form.

4.	The Hedging Banks in respect of the Hedging Termination Payments. The Hedging Banks have undertaken not to vote at the Drax Holdings Scheme Meeting.

InPower Scheme

The Senior Banks.

If you are a Scheme Creditor, you should read this document carefully and take the appropriate action described in Appendix 22.

For further information as to who constitutes a Scheme Creditor, see Appendix 21.

Drax Holdings Scheme

The following persons have an interest in Senior Bonds not held by Definitive Holders:

1.	Account Holders. You are an Account Holder if you are recorded directly in the books of a relevant Clearing System as holding an interest in Senior Bonds in an account with the relevant Clearing System.

2.	Intermediaries. You are an Intermediary if you hold an interest in Senior Bonds on behalf of another person or other persons and you do not hold that interest as an Account Holder.

3.	Senior Bondholders. You are a Senior Bondholder if you have a beneficial or other proprietary interest as principal in a Senior Bond held in global form.

4.	Designated Recipients. You are a Designated Recipient if you are specified in an Account Holder Letter as being the recipient of Scheme Consideration in respect of a particular principal amount of Senior Bonds represented by a global Senior Bond.

5.	Certain other persons including the Senior Bond Trustee, the Global Depositary, DTC, Euroclear and Clearstream, and any depositary for them.

If you are a Senior Bondholder, you should read this document carefully and contact your Account Holder (through any Intermediaries, if appropriate) to ensure that they take the appropriate action described in Appendix 23.

For further information as to who constitutes a person with an interest in Senior Bonds, see Appendix 21.

Senior Bondholders should note that, unless they become Definitive Holders, they will not be Drax Holdings Scheme Creditors and will not be entitled to vote in person or by proxy at the Drax Holdings Scheme Meeting. Details of how a Senior Bondholder can become a Definitive Holder are set out in Appendix 21. It is not necessary, however, for Senior Bondholders to become Definitive Holders in order to have their voting instructions counted at the Drax Holdings Scheme Meeting. Senior Bondholders may instead give the Global Depositary their voting instructions (through their Account Holder Letters) and the Global Depositary will vote on their behalf at the Drax Holdings Scheme Meeting.

In such circumstances, the votes of such Senior Bondholders will count for value but not for numerosity purposes. In order to have their vote count for both value and numerosity purposes, Senior Bondholders would need to become Definitive Holders before the Record Date.

It is not necessary for Senior Bondholders to become Definitive Holders in order to be able to attend and speak at the Drax Holdings Scheme Meeting. Senior Bondholders are entitled to nominate a person to attend and speak, but not to vote, at the Drax Holdings Scheme Meeting. Details of how to do this are set out in Appendix 23.

The following diagram illustrates the relationship between certain persons with interests in Senior Bonds held in global form. The diagram does not include Definitive Holders as Senior Bonds held in definitive registered form cannot be held through a Clearing System.

v

CONTENTS

			Page

I.	EXPLANATORY STATEMENTS		1
	Important notice in relation to the Explanatory Statements		1
	Expected timetable of principal events		8
	Definitions and interpretation		11
Part A of the Explanatory Statements			12
	Letter from the chairman of Drax Holdings		12
Part B of the Explanatory Statements			25
	Letter from a director of InPower		25
Part C of the Explanatory Statements			34
1.	Scope of the Restructuring		34
2.	The current debt structure		34
3.	The proposed debt structure		35
	3.1	A1 Debt	38
	3.2	A2 Debt	38
	3.3	A3 Debt	39
	3.4	B Debt	39
4.	The Notes/Loans Election		40
5.	The A Cash Election		41
	5.1	Terms of the A Cash Election	41
	5.2	Positive A Cash Elections	41
	5.3	Position of Senior Bondholders and Definitive Holders and Deemed A Cash Elections	41
	5.4	Position of any other Existing Senior Creditors	41
	5.5	Source of funds for the A Cash Election	42
	5.6	Scaling down of elections for the A Cash Election	42
	5.7	Consequences of the A Cash Election	42
6.	The B Cash Election		43
	6.1	Terms of the B Cash Election	43
	6.2	Positive B Cash Elections	43
	6.3	Position of Senior Bondholders and Definitive Holders and Deemed B Cash Elections	43
	6.4	Position of any other Existing Senior Creditors	43
	6.5	Source of funds for the B Cash Election	44
	6.6	Scaling down of elections for the B Cash Election	44
	6.7	Consequences of the B Cash Election	44
7.	Ineligible Persons		44
8.	Payment of interest		45
9.	Cash Flow Waterfall and Restructuring Date Waterfall		45
10.	The Equity and Linked Securities		45
11.	Restructuring fees		46
Part D of the Explanatory Statements			48
1.	Matters common to the Drax Holdings Scheme and the InPower Scheme		48
	1.1	Overview of the Schemes — procedure	48
	1.2	Overview of the Schemes — effect	51
	1.3	Summary of Scheme Claims and distribution mechanics	52
	1.4	Distribution	54
	1.5	Release of the Bank Steering Committee, the Hedging Bank Steering Committee, the Ad Hoc Bond Committee, IPR and the directors of Drax Holdings and InPower	56
	1.6	Effect of securities law restrictions under the Schemes	56
	1.7	Conditionality of the Schemes	58
2.	Matters primarily relevant to the Drax Holdings Scheme		59
	2.1	Drax Holdings Scheme Claims	59
	2.2	Overview of the Drax Holdings Scheme — procedure	59
	2.3	Overview of the Drax Holdings Scheme — effect	59
	2.4	Undistributed Scheme Consideration	60
	2.5	Governing law and jurisdiction	60

CONTENTS

			Page

	6.11	Risks related to ownership of the Restructuring Securities	117
	6.12	Risks related to the listing of the B Facility Eurobonds	118
II.	THE DRAX HOLDINGS SCHEME		119
III.	THE INPOWER SCHEME		153
IV.	APPENDICES TO THE EXPLANATORY STATEMENTS		169
1.	Audited consolidated financial information for the two years ended 31st December, 2002 in respect of Drax Holdings		169
2.	Unaudited consolidated financial information to 30th September, 2003 in respect of Drax Holdings		199
3.	Unaudited pro forma consolidated balance sheets as at 30th September, 2003 in respect of Drax Holdings and Drax Group Limited		204
4.	Audited consolidated financial information for the two years ended 31st December, 2002 in respect of InPower		209
5.	Unaudited consolidated financial information to 30th September, 2003 in respect of InPower		217
6.	Unaudited pro forma consolidated balance sheet as at 30th September, 2003 in respect of InPower 2		225
7.	Unaudited pro forma balance sheet as at 30th September, 2003 in respect of NoteCo		229
8.	Management discussion and analysis of the financial condition of Drax Holdings in respect of the period 1st January, 2003 to 30th September, 2003		231
9.	Financial projections in respect of Drax Holdings		240
10.	Summary of terms of the A1 Facility, A2 Facility, A3 Facility and B Facility, the Credit Support Facility, the Cash Flow Waterfall and the Restructuring Date Waterfall		265
	A.	The Facilities and the Cash Flow Waterfall	265
	B.	Restructuring Date Waterfall	294
11.	Repayment structure, security structure and intercreditor arrangements		298
12.	Summary of terms of the Restructuring Notes		302
13.	Summary of the terms of the Eurobond Coupons, the Additional Eurobonds and the Harich Swaps		312
	A.	Eurobond Coupons and Additional Eurobonds	312
	B.	Harich Swaps	314
14.	Detailed terms of hedging arrangements		317
	A.	Interest rate hedging	317
	B.	Foreign exchange hedging	319
15.	Summary of the New Articles of Drax Group Limited and Shareholders’ Agreement		320
16.	Escrow and Distribution Agreement		325
17.	Tax		371
	A.	United Kingdom taxation	371
	B.	United States federal income tax	375
18.	Material contracts		387
	A.	Operational contracts	387
	B.	Finance contracts	388
	C.	Other Restructuring contracts	405
19.	Summary of order under section 304 of the United States Bankruptcy Code		411
20.	Bank Steering Committee, Hedging Bank Steering Committee and Ad Hoc Bond Committee		413
21.	Scheme Creditors and persons with interests in Senior Bonds or Included Eurobond Coupons		414
22.	Instructions to Scheme Creditors		418
23.	Instructions to persons with interests in Senior Bonds		423
24.	Form of Proxy for Drax Holdings Scheme Creditors		452
25.	Form of Proxy for InPower Scheme Creditors		459
26.	Form of Claim Form for Drax Holdings Scheme Creditors		465
27.	Form of Claim Form for InPower Scheme Creditors		491
V.	DEFINITIONS		516
VI.	NOTICES		537
1.	Notice of Drax Holdings Scheme Meeting		537
2.	Notice of InPower Scheme Meeting		539

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

IMPORTANT NOTICE IN RELATION TO THE EXPLANATORY STATEMENTS

1.     Composition of the Explanatory Statements

These Explanatory Statements are provided in compliance with section 426 of the English Companies Act and article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law. Scheme Creditors and persons with interests in Senior Bonds should note that:

•	Part A of part I contains a letter from the chairman of Drax Holdings and forms part of the Explanatory Statement for Drax Holdings;

•	Part B of part I contains a letter from a director of InPower and forms part of the Explanatory Statement for InPower;

•	Part C of part I contains an overview of the terms of the Restructuring, being information concerning both Drax Holdings and InPower;

•	Part D of part I contains: in Section 1, information concerning both the Drax Holdings Scheme and the InPower Scheme; in Section 2, information concerning the Drax Holdings Scheme; and in Section 3, information concerning the InPower Scheme; and

•	Part E of part I contains: in Section 1, a business overview of the Drax Group; in Section 2, a business overview of InPower; in Section 3, a description of the reorganisation of the Drax Group; in Section 4, a description of general matters relating to the Restructuring; in Section 5, a description of the material interests of directors and trustees; and in Section 6, risk factors.

2.     Information

Nothing in this document or any other document issued with or appended to it should be relied on for any purpose other than to make a decision on the relevant Scheme. In particular and without limitation, nothing in this document or any other document issued with or appended to it should be relied on in connection with the purchase of any shares, bonds, notes or assets of, or the making of any investment in, either Scheme Company or any of their Affiliates.

This document has been prepared and issued solely in connection with proposals in relation to:

•	a scheme of arrangement pursuant to section 425 of the English Companies Act and section 86 of the Cayman Companies Law between Drax Holdings and its Scheme Creditors; and

•	a scheme of arrangement pursuant to section 425 of the English Companies Act and article 125 of the Jersey Companies Law between InPower and its Scheme Creditors.

Persons reading this document should note that:

•	Part A of part I of this document and the other information contained in this document concerning Drax Holdings only has been prepared by Drax Holdings;

•	Part B of part I of this document and the other information contained in this document concerning InPower only has been prepared by InPower; and

•	the information contained in this document concerning both Drax Holdings and InPower has been prepared by Drax Holdings and InPower,

and, in each case, the information has been prepared based upon information available to the relevant Scheme Company.

Each Scheme Company accepts responsibility for the information in this document relating to itself and its Scheme. To the best of each Scheme Company’s knowledge, information and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document prepared by it and for which it accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

InPower, InPower 2, BondPower and NoteCo are fully independent entities and none of these companies is or ever was part of the Drax Group.

NoteCo accepts responsibility for the information in this document relating to itself. To the best of the knowledge, information and belief of NoteCo (having taken all reasonable care to ensure that such is the case), the information relating to NoteCo in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. NoteCo does not accept any responsibility for any other information contained in this document. No representation, warranty or undertaking, expressed or implied, is made and no responsibility or liability is accepted by NoteCo as to the accuracy or completeness of any information contained in this document (other than the information relating to NoteCo) or any other information supplied in connection with the matters described in it.

The financial statements have been prepared in accordance with UK GAAP. There may be differences between the way in which they are presented and the presentation of financial statements in public filings in other jurisdictions.

The Scheme Companies have taken all reasonable steps to ensure that this document contains the information reasonably necessary to enable Scheme Creditors to make an informed decision about the effect of the relevant Scheme on them.

The statements contained in this document are made as at the date of this document, unless another time is specified in relation to them, and delivery of this document shall not give rise to any implication that there has been no change in the facts set out in this document since that date.

Nothing contained in this document shall constitute a warranty or guarantee of any kind, express or implied, and nothing contained in this document shall constitute any admission of any fact or liability on the part of either of the Scheme Companies, BondPower, IPR, Capita IRG, BondCom, the Escrow Trustee or the Distribution Agent with respect to any asset to which it or they may be entitled or any claim against it or them other than the Scheme Claims set out in the Schedules to the Schemes.

No person has been authorised by either of the Scheme Companies to make any representations concerning the Schemes or any other information contained in this document which are inconsistent with the statements contained in this document and, if made, such representations may not be relied upon as having been authorised by the Scheme Companies.

No person has been authorised by NoteCo to make any representations concerning NoteCo or any information relating to it contained in this document which are inconsistent with the statements contained in this document and, if made, such representations may not be relied upon as having been authorised by NoteCo.

None of the Scheme Companies’ financial and legal advisers, BondPower, the members of the Ad Hoc Bond Committee, Bank Steering Committee and Hedging Bank Steering Committee and their respective financial and legal advisers, IPR, the Eurobond Trustee, the Senior Bond Trustee, the Global Depositary, the Bank Security Trustee, the Drax Security Trustee, the Escrow Trustee and the Distribution Agent and their financial and legal advisers, who engaged in discussions or consulted with the Scheme Companies and their financial and legal advisers concerning the Restructuring and/or who assisted with the distribution of documentation relating to the Schemes, the submission of claims and/or the voting procedures in respect of the Schemes, has verified that the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information and each of these persons expressly disclaims responsibility for such information.

In accordance with normal practice, none of BondPower, the members of the Ad Hoc Bond Committee, Bank Steering Committee or Hedging Bank Steering Committee, IPR, the Eurobond Trustee, the Senior Bond Trustee, the Global Depositary, the Bank Security Trustee, the Drax Security Trustee, the Escrow Trustee or the Distribution Agent expresses any opinion as to the merits of the Schemes or with respect to the effect of the Schemes on the rights or remedies afforded to Scheme Creditors under the United States Trust Indenture Act of 1939 or otherwise. Scheme Creditors and persons who are interested in

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Senior Bonds who are in any doubt as to the impact on them of the Schemes (or either of them) should seek their own financial, taxation and legal advice.

Nothing in this document shall be deemed to be a forecast, projection or estimate of Drax Holdings’, Drax Group Limited’s or any other member of the Drax Group’s, InPower’s, BondPower’s, InPower 2’s or NoteCo’s future financial performance except where otherwise specifically stated.

This document contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding Drax Holdings’, Drax Group Limited’s, other members of the Drax Group’s, InPower’s, BondPower’s, InPower 2’s and NoteCo’s future financial position, strategy, projected costs, plans and objectives for the management of future operations, is not warranted or guaranteed. These statements typically contain words such as “intends”, “expects”, “anticipates”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although the Scheme Companies believe that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified in Part E, Section 6, and elsewhere in this document as well as: future revenues being lower than expected; increasing competitive pressures in the industry; and/or general economic conditions or conditions affecting the relevant industry, both domestically and internationally, being less favourable than expected.

In this document, references to sterling, pounds, £, pence, penny or p are to the lawful currency of the United Kingdom, references to dollars, US dollars, cents, US$ or $ are to the lawful currency of the United States and references to euro or € are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty of Rome establishing the European Union.

The summary of the principal provisions of the Schemes contained in these Explanatory Statements is qualified in its entirety by reference to the Schemes themselves, the full texts of which are set out at parts II and III of this document. Each Scheme Creditor and each person with an interest in Senior Bonds is advised to read and consider carefully the texts of the Schemes themselves. The Explanatory Statements have been prepared solely to assist Scheme Creditors and Senior Bondholders in making certain decisions in respect of and, for certain Scheme Creditors, in voting on the Schemes.

The members of the Bank Steering Committee and the Ad Hoc Bond Committee agreed, at an early stage of the Restructuring discussions, to enter into confidentiality agreements which, amongst other things, acknowledged that Drax Holdings and InPower, as appropriate, would supply the Bank Steering Committee and the Ad Hoc Bond Committee with certain material non-public information which could potentially prevent them from offering or selling any securities of Drax Holdings or InPower, including the Senior Bonds, without contravening applicable law. Drax Holdings and InPower have been required by the members of the Ad Hoc Bond Committee pursuant to their confidentiality agreements to make public in this document all information which has been supplied to the members of the Ad Hoc Bond Committee by Drax Holdings or InPower which, in the reasonable judgement of Drax Holdings or InPower, is of such a nature. Drax Holdings and InPower believe that they have performed this obligation and that the members of the Ad Hoc Bond Committee have no information which has been supplied to them by Drax Holdings or InPower which prevents them from offering or selling any securities of Drax Holdings or InPower, including the Senior Bonds, without contravening applicable law.

If the Schemes are approved by the relevant Scheme Creditors, fairness hearings before the relevant Courts will be necessary in order to sanction the Schemes. Only Drax Holdings Scheme Creditors who attend and vote at, and Senior Bondholders who submit voting instructions in relation to, the Drax Holdings Scheme Meeting can attend and be heard, as of right, at the sanction hearing before the Grand Court of the Cayman Islands. All other interested parties wanting to be heard will have to seek leave of the Grand Court. All Scheme Creditors and Senior Bondholders are entitled to attend the other Court

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law hearings relevant to them in person or through counsel to support or oppose the sanctioning of the relevant Scheme. It is expected that the Court hearings for the InPower Scheme will be held on 17th December, 2003 at the High Court in London and on 19th December, 2003 at the Royal Court in St. Helier, Jersey and for the Drax Holdings Scheme will be held on 15th December, 2003 at the Grand Court of the Cayman Islands and on 17th December, 2003 at the High Court in London.

3.	Securities law considerations

If both the Drax Holdings Scheme and the InPower Scheme become effective, the Restructuring Securities will be issued by Drax Group Limited, InPower 2 and NoteCo respectively for distribution to Designated Recipients, all in accordance with the Drax Holdings Scheme and the InPower Scheme.

            United States

The Restructuring Securities have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States, and will be issued pursuant to the Schemes in transactions exempt from such registration requirements. In addition, neither InPower 2 nor NoteCo has registered or will be registered under the US Investment Company Act. Accordingly, the Restructuring Securities will be issued pursuant to the Schemes only (a) in the United States, to Qualified Institutional Buyers or IAIs, or (b) outside the United States, to Non-US Persons in reliance upon Regulation S. Following the initial offering and issuance of the Restructuring Securities, such securities may thereafter be sold, resold or transferred only (a) in the United States, to Qualified Institutional Buyers or IAIs, or (b) outside the United States, to Non-US Persons in reliance upon Regulation S. The US securities laws restrictions relating to the initial issuance and subsequent transfer of the Restructuring Securities are discussed in more detail in Part E, Section 4.5.

            Jersey

A copy of this document has been delivered to the Jersey Registrar of Companies in accordance with article 5 of the Companies (General Provisions) (Jersey) Order 2002, and he has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under article 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of the Restructuring Securities pursuant to the Schemes. It must be distinctly understood that in giving these consents, neither the Jersey Registrar of Companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the Scheme Companies or for the correctness of any statements made, or opinions expressed, with regard to them. The Jersey Financial Services Commission is protected by the Borrowing (Control) (Jersey) Law 1947 against liability arising from the discharge of its functions under that law.

If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

Restructuring Securities may not be offered to, sold to, transferred to, purchased by or held by or for the account of persons (other than financial institutions in the normal course of business) resident for income tax purposes in Jersey. “Financial institution” for these purposes includes, without limitation, a bank, finance house, insurance company, investment trust or fund, mutual fund or society, pension fund and other institution of a like nature.

Nothing in this document or anything communicated to the holders of Restructuring Securities or potential holders of Restructuring Securities by or on behalf of InPower 2 or NoteCo is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for the Restructuring Securities or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

            Austria

This document may only be distributed in Austria by Drax Holdings, InPower and their respective agents and no recipient may pass it on to any third person or reproduce it or any parts thereof. This document does not constitute a public offering of securities as defined in the Austrian Capital Markets Act 1991 (Kapitalmarktgesetz)

            Canada

The distribution of the Restructuring Securities in Canada is exempt from the requirement that an issuer prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the Restructuring Securities must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian persons to whom Restructuring Securities are issued are advised to seek legal advice prior to any resale of the Restructuring Securities.

            Germany

This document may not be distributed, and the Restructuring Securities may not be offered or sold, in the Federal Republic of Germany other than to persons who, professionally or commercially, acquire or sell shares for their own account or for the account of others, as provided under section 2 no. 1 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, VerkProspG), as amended, or otherwise to a limited group of investors as provided under section 2 no. 2 of the VerkProspG, as amended.

            The Netherlands

The Restructuring Securities may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly other than to individuals or legal entities which include, but are not limited to, banks, investment banks, pension funds, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or a profession.

            Japan

The Restructuring Securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Securities and Exchange Law of Japan (Law no. 25 of 1948, as amended) (J-SEL). None of the Restructuring Securities nor any interest therein will be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except in such manner as is permitted under Article 2, Paragraph 3, Item 2, “ro” of the J-SEL. No acquirer in Japan of Restructuring Debt may sell or transfer the Restructuring Debt held by it to or for the account of a purchaser who is a resident of Japan unless it sells its entire holding of a particular class of the Restructuring Debt in a block sale to a single purchaser.

            General

The distribution of this document and the Restructuring Securities may be restricted by law in certain jurisdictions. Except as disclosed, no action has been taken by Drax Holdings, InPower, InPower 2, Drax Group Limited or NoteCo that would permit an offer or distribution of the Restructuring Securities or possession or distribution of this document or any offer or publicity material in any jurisdiction where action for that purpose is required. Except as covered by consents and approvals obtained, Drax Holdings, InPower, InPower 2, Drax Group Limited and NoteCo have determined that no such legal or regulatory prohibitions currently apply in connection with the Schemes with respect to the laws of the United Kingdom, Jersey and the Cayman Islands.

Any persons who are in doubt as to how legal or regulatory restrictions may affect them in relation to the Schemes are strongly advised to consult their professional advisers.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Scheme Consideration will not be distributed pursuant to the Drax Holdings Scheme or the InPower Scheme to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is required as to whether conditions or requirements of applicable law or regulations are unduly onerous such determination will be made by Drax Holdings. To the extent that such a prohibition applies, Scheme Consideration in the form of Restructuring Securities that would otherwise have been distributed to any relevant person pursuant to the Drax Holdings Scheme or the InPower Scheme will be sold as soon as practicable and the net cash proceeds of such sale (after deduction of all applicable expenses and taxes) paid to that person in sterling in full satisfaction of its rights in respect of such Scheme Consideration under the relevant Scheme. For further information, please see Part D, Section 1.6. Ineligible Persons who identify themselves as such prior to 5:00 p.m. (London time) on 8th December, 2003 will be deemed to have made a Positive A Cash Election and a Positive B Cash Election.

In order to permit Scheme Consideration to be distributed, the Claim Form will require each person completing it, and the Account Holder Letter will require each relevant Account Holder, to confirm certain facts as specified in Section 3 of the Claim Form or Account Holder Letter, as the case may be, and, if a Designated Recipient (not being a Scheme Creditor who wishes to receive Restructuring Loans in its own name) is to receive Restructuring Loans, that Designated Recipient will be required manually to execute a power of attorney and to provide evidence of its signing authority. Except as otherwise described herein, if the required confirmations are not given in the form requested in a Claim Form or Account Holder Letter, then Restructuring Securities will not be distributed in respect of such Claim Form or Account Holder Letter, in which case the relevant Designated Recipient will receive cash instead as described above, provided that the provision of cash in such circumstances is not prohibited by any applicable laws or regulations. If the required power of attorney and signing authority are not given in the form requested in a Claim Form or Account Holder Letter, then Restructuring Loans will not be distributed to the Designated Recipient in respect of any such Claim Form pending their receipt, and the Senior Bondholder in respect of any such Account Holder Letter will be deemed to have elected for Restructuring Notes, subject to the operation of the Cash Elections.

Scheme Creditors, Designated Recipients and other persons with interests in Senior Bonds are strongly advised to consult their professional advisers in respect of the contents of the confirmations to be included in the Claim Forms and Account Holder Letters and as to whether any laws or regulations which may be applicable to them may give rise to any liability or penalty, or require them to obtain any government or other consents or to pay any taxes or duties, as a result of the implementation of the Schemes. None of Drax Holdings, InPower, InPower 2, BondPower, Drax Group Limited, NoteCo, Capita IRG, BondCom, the Escrow Trustee, the Distribution Agent, the members of the Ad Hoc Bond Committee, Bank Steering Committee and Hedging Bank Steering Committee, IPR, the Global Depositary, the Eurobond Trustee, the Bank Security Trustee, the Drax Security Trustee or any other parties involved in the Restructuring or their respective financial and legal advisers accept any responsibility for any liabilities (including but not limited to consequential liabilities) incurred by Scheme Creditors, Designated Recipients and other persons with interests in Senior Bonds as a result of the implementation of the Schemes in respect of laws or regulations applicable to them.

It should be remembered that the price of securities and the income from them can go down as well as up.

The investments described in this document do not constitute a collective investment fund for the purpose of the Collective Investment Funds (Jersey) Law 1998, as amended, on the basis that they are investment products designed for financially sophisticated investors with specialist knowledge of, and experience of investing in, such investments, who are capable of fully evaluating the risks involved in making such investments and who have an asset base sufficiently substantial as to enable them to sustain any loss that they might suffer as a result of making such investments. These investments are not regarded by the Jersey Financial Services Commission as suitable investments for any other type of investor.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Any individual intending to invest in any investment described in this document should consult his professional adviser and ensure that he fully understands all the risks associated with making such an investment and has sufficient financial resources to sustain any loss that may arise from it.

Further important notices relating to securities law restrictions are set out on the inside front cover of this document.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

EXPECTED TIMETABLE OF PRINCIPAL EVENTS(1)

Persons with interests in Senior Bonds (other than Definitive Holders) should observe any deadlines set by any institution or settlement system through which they hold any Senior Bonds to ensure that any voting instructions given by them are acted upon by the Global Depositary at the Drax Holdings Scheme Meeting and that any elections made by them are taken into account

Date	Item

5:00 p.m., 1st December, 2003	Recommended deadline for Global Depositary to receive written notice that a Senior Bondholder wishes to convert to definitive registered bonds and become a Definitive Holder for the purpose of the Drax Holdings Scheme(2)
5:00 p.m., 8th December, 2003	Record Date(3)
5:00 p.m., 8th December, 2003	Latest time and date for delivery of Claim Forms to Capita IRG in order for InPower Scheme Creditors’ Positive Elections to be taken into account in relation to the Scheme Consideration(4)
5:00 p.m., 8th December, 2003	Latest time and date for delivery of Account Holder Letters to BondCom in order for Senior Bondholders’ Positive Elections to be taken into account in relation to the Scheme Consideration (which letters will also contain their voting instructions to the Global Depositary)(5)
5:00 p.m., 8th December, 2003	Latest time and date for delivery of Claim Forms to Capita IRG in order for Drax Holdings Scheme Creditors’ Positive Elections to be taken into account in relation to the Scheme Consideration(4)
5:00 p.m., 8th December, 2003	Latest time and date by which Capita IRG should receive Forms of Proxy for voting at the Scheme Meetings(6)
10:00 a.m., 10th December, 2003	Meeting of InPower Scheme Creditors(7)
10:15 a.m., 10th December, 2003	Meeting of Drax Holdings Scheme Creditors(7)
10th December, 2003	Announcement of results of elections and scaling back under the Cash Elections
15th December, 2003	Cayman Court hearing to sanction the Drax Holdings Scheme
17th December, 2003	English Court hearing to sanction the Drax Holdings Scheme and the InPower Scheme
19th December, 2003	Jersey Court hearing to sanction the InPower Scheme
22nd December, 2003	Effective Date(8)
22nd December, 2003	Earliest date for listing of Further Eurobonds(9)
22nd December, 2003	Distribution of Scheme Consideration commences

Notes

(1)	All references to time in this timetable are to London time. The dates in this timetable and mentioned throughout this document assume that neither of the Scheme Meetings is adjourned. It is therefore not possible to be specific about these dates. It is also possible that the drawing up of the order or orders of a court sanctioning one or both of the Schemes may be delayed if any person appeals the relevant order or orders.

(2)	If a Senior Bondholder wishes to exchange its interests in a global Senior Bond for a Senior Bond in definitive registered form in order to vote in person or by proxy at the Drax Holdings Scheme Meeting, it is advised to submit a request (in writing) to its Account Holder (through its Intermediary if applicable) by 5:00 pm on 1st December, 2003 and to ensure that its Account Holder forwards this request to the relevant Clearing System which will, in turn, instruct the Global Depositary to effect that exchange. For further details please refer to Appendix 21. It is not necessary, however, for Senior Bondholders to become Definitive Holders in order to have their voting instructions counted at the Drax Holdings Scheme Meeting. Senior Bondholders may instead give the Global Depositary their voting instructions (through their Account Holder Letters) and the Global Depositary will vote on their behalf at the Drax Holdings Scheme Meeting.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

It is not necessary for Senior Bondholders to become Definitive Holders in order to be able to attend and speak at the Drax Holdings Scheme Meeting. Senior Bondholders are entitled to nominate a person to attend and speak, but not to vote, at the Drax Holdings Scheme Meeting. Details of how to do this are set out in Appendix 23.

(3)	All Scheme Claims are determined as at the Record Date (being 5:00 p.m. on 8th December, 2003). The relevant Scheme Company will be entitled to exercise discretion as to whether it recognises any assignment or transfer of Scheme Claims after the Record Date. Those Senior Bonds represented by interests in a global bond may continue to be traded after the Record Date until the date on which they are blocked in the relevant Clearing System. The transferee of a Senior Bond held in definitive registered form transferred from a Definitive Holder after the Record Date will not be recognised as a Drax Holdings Scheme Creditor and Drax Holdings will be under no obligation to recognise that transfer for the purposes of entitlement to Scheme Consideration but may, in its absolute discretion, do so.

(4)	Scheme Consideration will be distributed to Scheme Creditors or their Designated Recipients by the Distribution Agent acting upon instructions received from the Escrow Trustee. Scheme Creditors are urged to return their valid Claim Forms, together with any power of attorney and signing authority (required for Designated Recipients other than Scheme Creditors to receive Restructuring Loans), as soon as possible, having carefully considered this document, to allow as long as possible for them to be processed and checked by Capita IRG and in order for their elections to be taken into account in relation to the Scheme Consideration. Elections will not be taken into account in respect of Claim Forms received after 5:00 p.m. on 8th December, 2003. Capita IRG will not acknowledge receipt of any Claim Form received. Scheme Creditors requiring any assistance in completing Claim Forms should contact the HELPLINE on 0870 162 3167 (if calling from the United Kingdom) or +44 208 639 3367 (if calling from outside the United Kingdom) or email their questions to beckenhamops@capitaregistrars.com.

(5)	No Scheme Consideration will be distributed by the Distribution Agent in respect of persons with an interest in Senior Bonds except to Designated Recipients identified in valid Claim Forms (in the case of Definitive Holders) or Account Holder Letters (in the case of Senior Bondholders). Scheme Consideration will be distributed to Designated Recipients by the Distribution Agent acting upon instructions received from the Escrow Trustee. Account Holders are encouraged to obtain whatever information or instructions they may require from Senior Bondholders in sufficient time to enable them to return their valid Account Holder Letters, together with any power of attorney and signing authority (required for Designated Recipients other than Scheme Creditors to receive Restructuring Loans), to BondCom as soon as possible, having carefully considered this document. Account Holders can use the Senior Bondholder Instruction Form, available at www.bondcom.com/drax, in order to obtain relevant information from their Senior Bondholders, which will enable them to complete Account Holder Letters online. Elections and voting instructions will not be taken into account in respect of Account Holder Letters received after 5:00 p.m. on 8th December, 2003. BondCom will acknowledge receipt of valid Account Holder Letters. Account Holders requiring any assistance in completing Account Holder Letters should contact the HELPLINE on +1 212 809 2663 (in New York), +44 207 236 0788 (in London) or +852 3527 0999 (in Hong Kong). All relevant documentation can be accessed on the website www.bondcom.com/drax, including documentation explaining the mechanical procedures that need to be undertaken by DTC participants and Euroclear and Clearstream account holders.

(6)	Capita IRG will not acknowledge receipt of any Form of Proxy received. Forms of Proxy may be handed in at the registration desk for the Scheme Meetings no later than one hour before the scheduled time of the relevant Scheme Meeting. Thereafter, Forms of Proxy may be handed to the chairman of the relevant Scheme Meeting at that meeting. The latest time and date by which Capita IRG should receive Forms of Proxy is 5:00 p.m. on 8th December, 2003. Faxed Forms of Proxy are acceptable if faxed to +44 208 639 2180. Faxes should be marked for the attention of the Manager. Scheme Creditors are entitled to attend, speak and vote at the Scheme Meetings in person even if they have previously submitted a Form of Proxy.

(7)	The InPower Scheme Meeting will commence at the time stated and the Drax Holdings Scheme Meeting will commence at the later of the time stated and the conclusion or adjournment of the InPower Scheme Meeting.

(8)	Scheme Creditors are encouraged to return their valid Claim Forms, together with any power of attorney and signing authority (required for Designated Recipients other than Scheme Creditors to receive Restructuring Loans), as soon as possible, having carefully considered this document, to allow as many Claim Forms as possible to be processed by Capita IRG in advance of 22nd December, 2003. This will allow as many Scheme Claims as possible to be the subject of a distribution commencing on 22nd December, 2003. Account Holders are encouraged to obtain whatever information or instructions they may require from Senior Bondholders in sufficient time to enable them to return valid Account Holder Letters, together with any power of authority and signing authority (required for Designated Recipients other than Scheme Creditors to receive Restructuring Loans), to BondCom as soon as possible, having carefully considered this document, to allow as many Account Holder Letters as possible to be processed by BondCom in advance of 22nd December, 2003. This will allow as many Designated Recipients’ entitlements to Scheme Consideration as possible to be the subject of a distribution commencing on 22nd December, 2003. In respect of valid Claim Forms or Account Holder Letters, together with any power of attorney and signing authority, which are received by Capita IRG or BondCom, as the case may be, after the Claim Date (being the day which is five Business Days before the Effective Date) but within one year after the Effective Date, distributions of Scheme Consideration will be made as soon as reasonably practicable after receipt of such valid Claim Form or Account Holder Letter. If valid Claim Forms or Account Holder Letters, together with any power of attorney and signing authority, are not received by Capita IRG or BondCom, as the case may be, within one year after the Effective Date, the relevant Scheme Consideration will be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be held by the Escrow Trustee for the relevant Scheme Creditors or Designated Recipients pending receipt of documentation until 31st December, 2027.

(9)	An application has been made to list the Further Eurobonds on the Luxembourg Stock Exchange. It is anticipated that the listing of the Further Eurobonds will be obtained by the Effective Date.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

If you wish to make a Positive Election for you or your Designated Recipient to receive Restructuring Loans or Restructuring Notes and/or cash you MUST ensure that a valid Claim Form or valid Account Holder Letter, together with any power of attorney and signing authority (required for Designated Recipients other than Scheme Creditors to receive Restructuring Loans), is received by Capita IRG or BondCom respectively by 5:00 p.m. on 8th December, 2003. If a valid Claim Form or Account Holder Letter, as the case may be, is not so received, you will be deemed to have made certain elections, as follows:

(a)	if you are a Senior Bondholder or a Definitive Holder, you will be deemed to have elected to receive cash to the greatest extent available, under both the A Cash Election and the B Cash Election, and Restructuring Notes rather than Restructuring Loans; and

(b)	if you are any other Scheme Creditor, you will be deemed not to have exercised the Cash Election and to have elected to receive Restructuring Loans rather than Restructuring Notes, and accordingly will receive Restructuring Loans and Equity.

Such deemed elections will be subject to any applicable restrictions on the delivery of securities to certain jurisdictions.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

DEFINITIONS AND INTERPRETATION

In this document, each Claim Form, each Account Holder Letter, each Senior Bondholder Instruction Form and each Form of Proxy, unless the context otherwise requires or otherwise expressly provides:

(a)	words and expressions defined in part V shall have the same meaning when used elsewhere in this document (other than the Schemes set out in parts II and III of this document) and derivative terms shall be defined accordingly;

(b)	references to Appendices are to the Appendices to the Explanatory Statements as set out in part IV of this document and references to Parts and Sections are references to the Parts and Sections of the Explanatory Statements as set out in part I of this document or to Parts and Sections of the Appendices as set out in part IV of this document;

(c)	references to a person include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(d)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(e)	references to an agreement or deed include the same as subsequently modified, amended, supplemented or restated from time to time;

(f)	words importing one gender shall include all genders; and

(g)	headings to parts, Parts, Sections and Appendices are for ease of reference only and shall not affect the interpretation of this document.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

PART A OF THE EXPLANATORY STATEMENTS

Letter from the chairman of Drax Holdings

DRAX HOLDINGS LIMITED

(Incorporated in the Cayman Islands with registered number 92144)
c/o Citco Trustees (Cayman) Limited
Corporate Centre
P.O. Box 31106 SMB
West Bay Road
Grand Cayman,
Cayman Islands,
British West Indies

17th November, 2003

Dear Drax Holdings Scheme Creditor or Senior Bondholder,

Restructuring

On 30th June, 2003 Drax Holdings filed a Form 6-K with the SEC outlining the terms of a proposed restructuring of the secured debt of the Drax Group, which involved the provision of funding and management and technical services by AES Corporation. On 23rd July, 2003 IPR offered to replace AES Corporation in relation to the provision of funding and management services.

On 30th July, 2003 Gerald Wingrove and I were appointed to the board of Drax Holdings as independent directors with a view to considering the IPR offer. On 5th August, 2003 AES Corporation announced that it was withdrawing its support for, and participation in, the financial restructuring of the Drax Group and that its directors on the boards of the members of the Drax Group would resign.

Subsequently, Drax Holdings received offers from various other parties to participate in a financial restructuring of the Drax Group based broadly on the terms of the restructuring proposal disclosed in the Form 6-K filed with the SEC on 30th June, 2003. The board of Drax Holdings had discussions with all of the parties who submitted offers to participate in the financial restructuring of the Drax Group.

On 30th August, 2003 we announced that we had agreed to negotiate with IPR on an exclusive basis to achieve a financial restructuring of the Drax Group. On 15th September, 2003 we filed a Form 6-K with the SEC outlining the terms of the Restructuring and, together with the Eurobond Trustee, we approached the Senior Banks (as the creditors of InPower, to whom we had issued the Eurobonds) and Senior Bondholders to seek their formal support for the Restructuring. On 10th October, 2003 we filed a Form 6-K with the SEC announcing that we had signed the COOIA with, amongst others, InPower and IPR and that we had received undertakings to vote in favour of the Restructuring from the Eurobond Trustee and from Senior Bondholders representing directly or indirectly in aggregate in excess of 75 per cent. in value of those Drax Holdings Scheme Creditors entitled to vote on the Drax Holdings Scheme. The Eurobond Trustee undertook to vote in favour of the Drax Holdings Scheme following directions given to it by the Bank Security Trustee in accordance with the terms of the Eurobond Trust Deed. In addition, InPower received undertakings to vote in favour of the Restructuring from Senior Banks representing in aggregate in excess of 75 per cent. in value of those InPower Scheme Creditors entitled to vote on the InPower Scheme. Drax Holdings has agreed the date of posting of this document with InPower, the Ad Hoc Bond Committee, and the Bank Steering Committee (as representatives of the creditors of InPower) and the Ad Hoc Bond Committee and the Bank Steering Committee have consented to the posting of this document, in accordance with the terms of these undertakings.

I am now writing to set out the detailed terms of the Restructuring, which are consistent with those disclosed in the Form 6-K we filed with the SEC on 15th September, 2003.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Drax Holdings proposes to enter into a scheme of arrangement with Drax Holdings Scheme Creditors pursuant to section 425 of the English Companies Act and section 86 of the Cayman Companies Law. The Drax Holdings Scheme will take effect as a compromise or arrangement between Drax Holdings and its Scheme Creditors.

Purpose of the Explanatory Statement

This letter, together with those Sections and Appendices of this document which are referred to herein and other Sections and Appendices which contain information concerning Drax Holdings, constitute the Explanatory Statement relating to Drax Holdings.

This Explanatory Statement, which is provided pursuant to section 426 of the English Companies Act and in compliance with the Cayman Islands’ Grand Court Rules Order 102 rule 21, is distributed for the purpose of providing you with sufficient information to make an informed decision on whether or not to approve the Drax Holdings Scheme.

Background to the Restructuring

Drax Holdings has been unable to comply with its obligations to its senior secured creditors, principally as a result of the termination of the TXU Contract. Following the termination of the TXU Contract, Drax Holdings entered into a series of standstill agreements with certain of its senior creditors in order to enable it to negotiate and implement the Restructuring. The Long Term Standstill Agreement was entered into on 9th October, 2003 and extends the standstill period until the earlier of 31st December, 2003 or the delivery of a termination notice in accordance with its terms. The purpose of this extension is to provide Drax Holdings with stability whilst such negotiation and implementation of the Restructuring takes place.

Further information in relation to the background to the Restructuring is set out in Part E, Section 4.

Summary of principal terms of the Restructuring and the Drax Holdings Scheme

The Restructuring

The Restructuring principally involves:

(a)	the replacement under the Drax Holdings Scheme, on a £ for £ basis (US$-denominated debt being converted into sterling at the Scheme Rate), of the existing senior secured debt owed by Drax Holdings to the Senior Bondholders, any Definitive Holders and the Hedging Banks, with new senior secured debt owed by InPower 2, InPower’s newly incorporated parent company (not a member of the Drax Group);

(b)	the replacement under the InPower Scheme, on a £ for £ basis, of the existing senior secured debt owed by InPower to the Senior Banks, with new senior secured debt owed by InPower 2 which the Eurobond Trustee would otherwise receive in accordance with paragraph (a) above;

(c)	the issue to recipients of a tranche of new senior secured debt of all of the Equity of Drax Group Limited, Drax Holdings’ newly incorporated parent company following implementation of the Restructuring; and

(d)	the transfer of the Eurobond Coupons to InPower 2 and the issue by Drax Holdings to InPower 2 of new eurobonds to enable InPower 2 to meet its obligations as they fall due in respect of the new senior secured debt.

Under the terms of the Restructuring, Existing Senior Creditors will have the opportunity to:

(i)	make Positive Elections to receive cash instead of A2 Debt and A3 Debt and B Debt (at a discount to face value); and/or

(ii)	to receive the whole or (as the case may be) the balance of their consideration as Restructuring Loans issued by InPower 2 and, if relevant, Equity issued by Drax Group Limited; or

(iii)	to receive the whole or (as the case may be) the balance of their consideration as Restructuring Notes issued by NoteCo (a newly incorporated company which will hold the corresponding Restructuring Loans) and, if relevant, Equity issued by Drax Group Limited.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

In addition, Existing Senior Creditors may be deemed to have made certain elections if no valid Positive Election is made.

Under both the Drax Holdings Scheme and the InPower Scheme, Scheme Creditors will be required to compromise both principal and interest. However, under both Schemes, entitlement to Scheme Consideration will be based only on the principal amount of the existing debt. While under the Drax Holdings Scheme, the amounts of accrued interest which will be given up but will not rank for the purposes of distribution, looked at as a proportion of the overall claim, vary as between the three groups of Drax Holdings Scheme Creditors, it is not considered that variation is material. Under the terms of the Restructuring the Senior Bondholders and the Hedging Banks will compromise their accrued interest under the Drax Holdings Scheme and the Senior Banks will compromise their total accrued interest under the InPower Scheme (together with an element of default interest which will be compromised through the Eurobond Trustee under the Drax Holdings Scheme).

The Drax Holdings Scheme

The Drax Holdings Scheme will take effect on the Effective Date as a compromise or arrangement in relation to Scheme Claims of Drax Holdings Scheme Creditors at the Record Date (being 5:00 p.m. (London time) on 8th December, 2003) in consideration (pro rata to each Drax Holdings Scheme Creditor’s Scheme Claim) of a distribution of (a) Restructuring Debt, (b) Equity, and (c) a fee in cash representing notional interest and restructuring fees (as set out below), subject to the Notes/ Loans Election and the Cash Elections. Scheme Claims that are denominated in a currency other than sterling will be converted into sterling at the Scheme Rate.

If the Drax Holdings Scheme becomes effective, all Drax Holdings Scheme Creditors (but no other creditors of Drax Holdings) will be bound by its terms. Drax Holdings will be fully and completely released by the Drax Holdings Scheme Creditors (other than the Eurobond Trustee) from all of its obligations to Drax Holdings Scheme Creditors (other than the Eurobond Trustee) in connection with their Scheme Claims against Drax Holdings with effect from the Effective Date. In consideration for the assignment to InPower 2 of the Senior Bonds, the novation to InPower 2 of the Hedging Termination Payments and the assignment to InPower 2 of the Included Eurobond Coupons (including all rights to interest on, and all rights in respect of guarantees of, those existing debts), Designated Recipients of Drax Holdings Scheme Creditors and Senior Bondholders will be entitled in aggregate, subject to the Notes/Loans Election and the Cash Elections (and assuming, for illustrative purposes, a Scheme Rate of US$1.66 to £1), to a distribution of:

(a)	£400,000,000 of A1 Debt maturing in 2015 and bearing interest at LIBOR plus 2.5 per cent.;

(b)	up to £460,000,000 of A2 Debt maturing in 2015 and bearing interest at LIBOR plus 4 per cent.;

(c)	up to £94,446,675 of A3 Debt maturing in 2020 and bearing interest at LIBOR plus 5 per cent.;

(d)	£338,400,000 of B Debt maturing in 2025 and bearing interest at LIBOR plus 2 per cent.;

(e)	up to 94,446,675 ordinary shares issued fully paid and comprising the entire issued share capital of Drax Group Limited;

(f)	a fee in cash representing notional interest on the A1 Debt and the A2 Debt from and including 1st July, 2003 to and including the Effective Date (or, in the case of a Hedging Bank, from and including the date of termination of its hedging arrangements to and including the Effective Date); and

(g)	cash representing restructuring fees at the rate of 0.25 per cent. of the principal amount of the existing debt which is being compromised.

Drax Holdings Scheme Creditors and Senior Bondholders will be able to elect for their Designated Recipients to receive either Restructuring Loans issued by InPower 2 or Restructuring Notes issued by NoteCo. To the extent that elections are made for Restructuring Notes, Restructuring Loans will be issued by InPower 2 to NoteCo.

Drax Holdings Scheme Creditors and Senior Bondholders will also be able to elect for their Designated Recipients to receive cash, rather than all or part of their entitlement to A2 Debt and the corresponding proportion of their entitlement to A3 Debt (thereby giving up the corresponding proportion of their entitlement to Equity). If they so elect, the Designated Recipients of relevant Drax Holdings Scheme Creditors and Senior Bondholders

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law will receive a fee in cash representing notional interest on all of their entitlement to A2 Debt from and including 1st July, 2003 to and including the Effective Date (or, in the case of a Hedging Bank, from and including the date of termination of its hedging arrangements to and including the Effective Date). Drax Holdings Scheme Creditors and Senior Bondholders who so elect will also be able to elect for their Designated Recipients to receive cash, rather than the corresponding proportion of their entitlement to B Debt. The A Cash Election will provide 71 pence in lieu of each £1 of A2 Debt and 1 penny in lieu of each £1 of A3 Debt. The B Cash Election will provide 55 pence in lieu of each £1 of B Debt. The Cash Elections are subject to scaling down if the funds provided therefor are insufficient.

IPR and Drax Holdings will be providing the funds to satisfy the Cash Elections pursuant to and subject to the terms of the COOIA, which is summarised in Appendix 18, Part C, Section 1.1. The Available Project Funds to be provided by Drax Holdings are currently estimated to be £15,000,000 to £30,000,000. Further information in relation to the elections is set out in Part C, Sections 4, 5 and 6.

Senior Bondholders who do not ensure that a valid Account Holder Letter is submitted by 5:00 p.m. (London time) on 8th December, 2003 and Definitive Holders who do not submit a valid Claim Form by 5:00 p.m. (London time) on 8th December, 2003 will be deemed to have elected to receive cash to the greatest extent available, under both the A Cash Election and the B Cash Election, and Restructuring Notes rather than Restructuring Loans. All other Drax Holdings Scheme Creditors who do not submit a valid Claim Form by 5:00 p.m. (London time) on 8th December, 2003 will be deemed not to have exercised the Cash Elections and to have elected to receive Restructuring Loans rather than Restructuring Notes, and accordingly will receive Restructuring Loans and Equity. However, such deemed elections will be subject to any applicable restrictions on the delivery of securities to certain jurisdictions, and any Existing Senior Creditor or its Designated Recipient and, if applicable, its Account Holder who is or is deemed to be an Ineligible Person will instead be deemed to have elected for the relevant Designated Recipient to receive cash to the greatest extent available under the Cash Elections and, to the extent that cash is not available to satisfy that election, that Designated Recipient will be mandatorily cashed out through the sale of the Restructuring Debt and, if relevant, Equity which would otherwise have been delivered to it under the Drax Holdings Scheme. Drax Holdings Scheme Creditors and Senior Bondholders are strongly advised to read the sections of this letter headed “Action to be taken” and “Restrictions on distribution of securities”.

The Restructuring Loans, Restructuring Notes, Equity, a fee in cash representing notional interest, cash representing restructuring fees and cash available under the Cash Elections comprise the Drax Holdings Scheme Consideration. Further details are contained in Part C, Sections 3 to 11.

In addition to providing for the compromise or arrangement in relation to Scheme Claims, the Drax Holdings Scheme also provides for: the issue by Drax Holdings to InPower 2 of the Additional Eurobonds, a summary of which is contained in Appendix 13, Part A; the payment of interest by Drax Holdings to InPower 2 on the existing debt which is being compromised, as the means of Drax Holdings providing funds to satisfy its share of the cash elements of the Scheme Consideration; the waiver and modification of certain of the terms of the Eurobond Coupons, a summary of which is contained in Appendix 13, Part A; and the amendment and cancellation of the Senior Bonds and the Hedging Termination Payments, the discharge of the guarantees of the Senior Bonds and of the Hedging Termination Payments given by members of the Drax Group, Drax Acquisition and AES Financing and the discharge of the guarantees of the Eurobond Coupons given by Drax Acquisition and AES Financing.

Further information in relation to the Drax Holdings Scheme is set out in Part D, Sections 1 and 2.

Effectiveness of the Drax Holdings Scheme

The Drax Holdings Scheme will become effective and legally binding on Drax Holdings and all Drax Holdings Scheme Creditors in accordance with its terms if: (a) at the Scheme Meeting of the Drax Holdings Scheme Creditors a majority in number representing at least three-fourths in value of Drax Holdings Scheme Creditors present and voting either in person or by proxy approve the Drax Holdings Scheme; (b) the English Court and the Cayman Court subsequently make orders sanctioning the Drax Holdings Scheme; and (c) those orders are sealed

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law and copies are delivered for registration to the Registrars of Companies in England and Wales and the Cayman Islands respectively. It is currently anticipated that the Cayman Court hearing to sanction the Drax Holdings Scheme will take place on 15th December, 2003 and the English Court hearing to sanction the Drax Holdings Scheme will take place on 17th December, 2003.

Drax Holdings will not take the necessary steps to make the Drax Holdings Scheme effective unless: (a) the Facility Agent and the Credit Support Facility Agent respectively confirm to InPower 2 that all conditions precedent (other than those relating to the Schemes becoming effective) set out in the InPower 2 Facility Agreement and the Credit Support Facility have been satisfied or waived; (b) all conditions precedent set out in the Business Transfer Agreement have been satisfied; (c) all conditions precedent set out in the COOIA have been satisfied or waived; (d) court orders have been obtained from the English Court and the Jersey Court sanctioning the InPower Scheme; and (e) by the date on which the last of the court orders has been obtained, Drax Holdings has not become aware that the Further Eurobonds are not capable of being listed on the Luxembourg Stock Exchange and (other than in the circumstances described below) has not received from IPR a notice terminating the COOIA in accordance with its terms. Drax Holdings is confident that the relevant conditions precedent in these agreements, other than those relating to the Schemes becoming effective, will be satisfied before 31st December, 2003.

In the event that IPR terminates the COOIA in accordance with its terms, Drax Holdings reserves the right to proceed with the Drax Holdings Scheme if the Available Project Funds exceed the amount of cash required to satisfy in full all Positive A Cash Elections. In this event, Positive A Cash Elections would be satisfied in full (with Deemed A Cash Elections being satisfied only to the extent of any remaining Available Project Funds) and the B Cash Election would lapse. A summary of the conditions to, and the termination provisions in, the COOIA are set out in Appendix 18, Part C, Section 1.1.

In the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but has not become effective by 31st December, 2003, Drax Holdings intends to pay on 31st December, 2003 interest on its existing debts to Drax Holdings Scheme Creditors and Senior Bondholders in respect of the period from and including 1st July, 2003 (or, in the case of a Hedging Bank, from and including the date of termination of its hedging arrangements) to and including 31st December, 2003, in the same amounts (taking account of amounts received from Harich under the Drax Harich Swap) as would have been paid as a fee in cash representing notional interest as part of the Drax Holdings Scheme Consideration and as described under the heading “Interest and fees” below if the Drax Holdings Scheme had become effective on 31st December, 2003. If this payment of interest is made and the Drax Holdings Scheme subsequently becomes effective, the payment of a fee in cash representing notional interest as part of the Drax Holdings Scheme Consideration will be limited to a payment in respect of the period from but excluding 31st December, 2003 to and including the Effective Date. In this event, the first scheduled interest payment date in respect of accrued interest on A1 Debt and A2 Debt will be 30th June, 2004. In addition, in the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but Drax Holdings believes that it will not become effective by 31st December, 2003, Drax Holdings intends to seek the requisite consents from Existing Senior Creditors to complete the Business Transfer Agreement, in whole or in part, on 31st December, 2003 and to modify the Business Transfer Agreement accordingly.

If the Drax Holdings Scheme has not become effective by 31st December, 2003, the Long Term Standstill Agreement will terminate. In the event that Drax Holdings becomes aware that the Drax Holdings Scheme will not become effective by 31st December, 2003, it will consider whether a further standstill should be sought.

The Drax Holdings Scheme will be withdrawn if it has not become effective by 31st January, 2004 unless, following consultation with the Eurobond Trustee and the Ad Hoc Bond Committee, Drax Holdings considers withdrawal not to be in the best interests of its creditors.

Listing

Application has been made to the Luxembourg Stock Exchange to list the Further Eurobonds. It is expected that the Further Eurobonds will be listed on the Effective Date, although the Drax Holdings Scheme (and accordingly

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law the Restructuring) is not conditional on such listing being obtained by this date. No application will be made by Drax Holdings to list the B Facility Eurobonds or by NoteCo to list the B Notes until Drax Holdings is in a position to make adequate disclosure in respect of the recoverability of the TXU Claim. The administrators of certain TXU companies reported in July, 2003 that they hoped to begin formulating a scheme of arrangement towards the end of 2003 or in the early part of 2004. Drax Holdings expects that it will be in a position to make adequate disclosure following the publication of schemes of arrangement for the TXU Europe Companies. Drax Holdings will use reasonable endeavours to effect the listings referred to above or, in the case of the B Notes, to assist NoteCo to effect their listing, in the timescales indicated. To the extent that any interest in respect of the B Facility Eurobonds is payable then, until the earlier of the listing of the B Facility Eurobonds and 31st December, 2005, such interest will be reserved and placed in a dedicated reserve account. Any interest actually paid prior to listing will be subject to withholding tax and, after 31st December, 2005, Drax Holdings will be obliged to gross up all payments of interest on the B Facility Eurobonds in respect of such withholding tax.

Applications will be made to the Luxembourg Stock Exchange to list the A1 Notes and to the Channel Islands Stock Exchange to list the A2 Notes and the A3 Notes. It is expected that the A1 Notes will be listed on the Luxembourg Stock Exchange and that the A2 Notes and the A3 Notes will be listed on the Channel Islands Stock Exchange by 30th June, 2004. Drax Holdings will use reasonable endeavours to assist NoteCo to effect these listings in this timescale.

The Drax Holdings Scheme is not conditional on any of the listings referred to above.

Distribution

It is envisaged that the Drax Holdings Scheme Consideration will be distributed to Drax Holdings Scheme Creditors or their Designated Recipients commencing on the Effective Date.

The mechanism for distributing the Drax Holdings Scheme Consideration is detailed in the Drax Holdings Scheme set out in part II and is also described in more detail in Part D, Sections 1 and 2.

Interest and fees

In addition to a fee in cash representing notional interest which forms part of the Drax Holdings Scheme Consideration, cash representing, broadly, interest on the A1 Debt and the A2 Debt from but excluding the Effective Date to and including 31st December, 2003 will be paid, at the same time as the Drax Holdings Scheme Consideration is distributed to those to whom the A1 Debt and the A2 Debt is distributed (or earlier, to Drax Holdings Scheme Creditors and Senior Bondholders, in the circumstances described under the heading “Effectiveness of the Drax Holdings Scheme” above).

In addition to the cash representing restructuring fees which forms part of the Drax Holdings Scheme Consideration, restructuring fees at the rate of 0.25 per cent. of the principal amount of the existing debt which is being compromised (plus an amount equal to the Restructured Hedging Amount, less amounts resulting from the termination of certain of the Currency Hedging Transactions) will be paid by InPower 2 to Deutsche Bank AG London (for distribution to the Bank Steering Committee), Barclays Bank plc (for distribution to the Hedging Bank Steering Committee) and the Ad Hoc Bond Committee (which has directed its fees to be paid to the Senior Bondholders and any Definitive Holders). Further details of these fees are set out in Part C, Section 11.

Provided that at least £10,000,000 of IPR A Cash-Out Funds have been used for the A Cash Election, IPR will be entitled to receive the IPR Support Fee, which will rank at the same level as payment of operating expenditure in the Cash Flow Waterfall. If, as part of the exercise of the A Cash Election, less than £10,000,000 of IPR A Cash-Out Funds are used, IPR will be entitled to a fee of £2,000,000 (exclusive of VAT). Further details of the arrangements with IPR are set out in Part E, Section 4.1.

Restrictions on distribution of securities

Restructuring Securities will not be distributed pursuant to the Drax Holdings Scheme where this would be prohibited by applicable law or regulation or would be so prohibited except after compliance with conditions or

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law requirements that Drax Holdings considers are unduly onerous. In order to permit the distribution of Restructuring Securities pursuant to the Drax Holdings Scheme, the Claim Form and the Account Holder Letter will require persons completing them to confirm certain facts. Further information is set out in Part D, Section 1.6 and Part E, Section 4.5. Any persons who are in doubt as to how legal or regulatory restrictions may affect them in relation to the Drax Holdings Scheme are strongly advised to consult their professional advisers.

Drax Holdings Scheme Creditors and Senior Bondholders or their respective Designated Recipients who are not resident in the United Kingdom, Jersey or the Cayman Islands may be restricted in certain circumstances from taking the Restructuring Securities. You are urged to review Part D, Section 1.6 and Part E, Section 4.5. A Drax Holdings Scheme Creditor or Senior Bondholder or its respective Designated Recipient who is an Ineligible Person, as described in those Sections, will be treated as having made Cash Elections in respect of A2 Debt, A3 Debt and B Debt. Ineligible Persons are strongly recommended to identify themselves prior to 5:00 p.m. (London time) on 8th December, 2003 as their Cash Elections will then be satisfied in priority to those Ineligible Persons who do not so identify themselves. An Ineligible Person’s A2 Debt, A3 Debt and B Debt in respect of which there is insufficient cash to satisfy these Cash Elections will be sold, together with all such person’s A1 Debt and Equity, and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be remitted to that Ineligible Person.

Restructuring Loans will not be distributed pursuant to the Drax Holdings Scheme other than to Drax Holdings Scheme Creditors or to Designated Recipients who have manually executed a power of attorney in the form set out in the Claim Form or Account Holder Letter, have provided evidence of their signing authority and submitted the originals or duly certified copies of these. The power of attorney (given by Drax Holdings Scheme Creditors under the Drax Holdings Scheme, and otherwise separately) will authorise execution on behalf of the relevant person of the InPower 2 Facility Agreement, the InPower 2 Intercreditor and Security Trust Deed and, to the extent that person receives A3 Loans, the Shareholders’ Agreement in relation to the Equity corresponding to those A3 Loans. Instructions as to the execution of powers of attorney by persons other than Drax Holdings Scheme Creditors are set out in Appendices 22 and 23.

Post Restructuring working capital

Drax Holdings estimates that the Drax Group will require credit support of up to £100,000,000 to support its electricity trading activities following the Restructuring, which will be provided by the Credit Support Lenders under the terms of the Credit Support Facility.

The Credit Support Facility, which has a term of three years, will be made available to Drax Opco, a recently incorporated direct subsidiary of Drax Holdings which is to acquire the assets and business of Drax Power, by one or more credit support providers, referred to as the Credit Support Lenders. The intention is that this facility should be extended or should be replaced from time to time by one or more substantially similar facilities so that credit support is provided for an aggregate period equal to at least the term of the A1 Debt. The Credit Support Lenders will have a first priority ranking security interest over the Principal Drax Assets. Further terms of the Credit Support Facility are set out in Appendix 10, Part A, Section 6.

Following the Restructuring, Drax Power will no longer be required to provide cash collateral to the providers of credit support, thus making cash available to the Drax Group for working capital purposes and to fund part of the A Cash Election.

In addition, it is intended that at completion of the Restructuring a cash balance of up to £50,000,000 will be retained by the Drax Group from existing project cash resources to the extent required for working capital purposes.

In the opinion of Drax Holdings, upon the Schemes becoming effective the working capital available to the Drax Group will be sufficient for the Drax Group’s present requirements, that is, for at least the following 12 months.

Post Restructuring trading and risk management

The Credit Support Facility will be used to support the Drax Group’s trading strategy, the primary objective of which will be to hedge the risks that the Drax Group faces to secure payments to InPower 2 on the Eurobond

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Coupons and to Harich under the Drax Harich Swap such that InPower 2 is able to meet the A1 Debt interest and scheduled principal payments and the A2 Debt interest payments, whilst maintaining the Drax Group’s longer term exposure to the power market such that it is able to benefit from any recovery in the sector. The detailed strategy of the Drax Group has been documented in a trading and risk management strategy document, which is augmented by targets and restrictions imposed on the Drax Group’s activities in the new finance documents.

Further details of the Drax Group’s trading and risk management strategy are set out in Part E, Section 1.6.

Drax Power has agreed terms with Commerzbank for a restructuring of Commerzbank’s existing interest rate swap transaction with Drax Power, to hedge amounts corresponding to part of the A1 Debt following the Restructuring. This Restructured Hedging will be in a notional amount of £208,000,000, amortising pro rata with the scheduled amortisation of A1 Debt.

Drax Holdings intends to put in place additional interest rate hedging, in amounts corresponding to the balance of the A1 Debt, as soon as practicable after the Schemes become effective and in any event by 31st March, 2004, and based on current market conditions and initial responses from potential providers Drax Holdings is confident that this is achievable. The providers of this Additional Hedging will have either a first priority ranking security interest pari passu with the Credit Support Facility or a second ranking security interest pari passu with the A1 Debt.

Drax Holdings also intends to put in place foreign exchange hedging as and when foreign exchange exposure arises.

Further details of these hedging arrangements are set out in Appendix 14.

Restructuring of Eurobond Coupons and Harich Swaps

InPower 2 will use payments on the Eurobond Coupons and the Additional Eurobonds to service the Restructuring Loans. Certain amendments are envisaged to the Eurobond Coupons and the Harich Swaps to achieve this, further details of which are set out in Appendix 13.

The Eurobond Coupons will be split into Included Eurobond Coupons and Excluded Eurobond Coupons as described in Part E, Section 3.1. The Scheme Claim in respect of the Included Eurobond Coupons is equal in amount to the Bank Loan.

InPower’s rights under the Excluded Eurobond Coupons will be transferred to InPower 2, and InPower’s rights and obligations under the InPower Harich Swap will be assumed by InPower 2, on the Record Date (subject in both cases to re-transfer if the Schemes do not become effective). The Included Eurobond Coupons will be assigned to InPower 2 under the Drax Holdings Scheme.

To the intent that InPower 2 is able to meet its obligations under the Restructuring Loans, the terms of the InPower Harich Swap will be amended, with amendments being made to the matching Drax Harich Swap on essentially the same terms. The rights and obligations of Drax Power under the Drax Harich Swap will also be novated to Drax Opco.

Ownership of the Drax Power Station

As part of the Restructuring the indirect ownership of the Drax Power Station will be transferred to the holders of the A3 Debt (which will include IPR to the extent that the A Cash Election is funded from IPR A Cash-Out Funds) in the form of all of the Equity of Drax Group Limited, which forms part of the Drax Holdings Scheme Consideration. Drax Acquisition has agreed, conditional only on the Schemes becoming effective, to transfer all its interest in the issued share capital of Drax Holdings to Drax Intermediate, a newly incorporated direct subsidiary of Drax Group Limited, in consideration of the release of guarantees given by Drax Acquisition in respect of Drax Holdings Scheme Claims.

Assuming a Scheme Rate of US$1.66 to £1 and that £30,000,000 of Available Project Funds and all IPR A Cash-Out Funds are used to fund the A Cash Election, IPR will own approximately 33.6 per cent. of the entire issued share capital of Drax Group Limited and Scheme Creditors or their Designated Recipients will own the balance of the Equity. If Available Project Funds are £15,000,000, rather than £30,000,000, IPR will own approximately 32 per cent. of the Equity.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The holders of the Equity will be bound by the New Articles of Drax Group Limited. The holders of Equity who take their Restructuring Debt in the form of Restructuring Loans will additionally be bound by the Shareholders’ Agreement. The Shareholders’ Agreement and the New Articles will regulate the affairs of Drax Group Limited and govern the rights among shareholders. Details are set out in Appendix 15.

The assets and business of Drax Power (including the TXU Claim) will be transferred to Drax Opco in accordance with the terms of the Business Transfer Agreement, with the purchase price to be left outstanding as an inter-company loan. The Business Transfer Agreement will be completed on the Effective Date or, if earlier and subject to the requisite consents being obtained from Existing Senior Creditors, in whole or in part, on 31st December, 2003. If the Business Transfer Agreement is to be completed in part, Drax Holdings intends to modify that agreement accordingly. Further details of this transfer are set out in Part E, Section 3.3.

On completion of the Restructuring, Drax Opco will change its name to Drax Power.

Current trading and financial projections

A description of the current trading of the Drax Group is contained in Part E, Section 1.10.

As indicated in the Form 6-K filed with the SEC on 15th September, 2003, Drax Holdings has updated the assumptions underpinning the base case projections set out in the Form 6-K filed with the SEC on 16th July, 2003. The updated assumptions are set out in Appendix 9, Part A and the updated financial projections are set out in Appendix 9, Part B. Further information is also contained in Part E, Section 1.11.

A table showing the latest expected date for repayment of all outstanding amounts in respect of each tranche of the Restructuring Debt as derived from projections contained in the Form 6-K filed with the SEC on 16th July, 2003 and those contained in Appendix 9, Part B is set out below:

				Revised 17th November, 2003
	Form 6-K filed with the SEC on 16th July, 2003			Drax Current	Drax Illustrative
	ILEX Market	AESD House	AESD House	Market Case	Sensitivity
	Equilibrium Case	Base Case	Low Case	(17th November,	(17th November,
Tranche	(16th July, 2003)	(16th July, 2003)	(16th July, 2003)	2003)	2003)
A1 Debt	2012	2013	2015	2010	2011
A2 Debt	2012	2013	2015	2011	2015
A3 Debt (formerly C Debt)	2015	2015	2018	2011	2016
B Debt	2013	2013	2016	2012	2016

The following table shows the calendar year in which interest first becomes payable in respect of each tranche of Restructuring Debt as derived from projections contained in the Form 6-K filed with the SEC on 16th July, 2003 and those contained in Appendix 9, Part B and the respective interest rate.

	Form 6-K filed with the SEC on 16th July 2003				Revised 17th November, 2003
	Interest rate		AESD House	AESD House	Interest rate	Drax Current	Drax Illustrative
	in 16th July	ILEX Market	Base Case	Low Case	under current	Market Case	Sensitivity
	6K	Equilibrium Case	(16th July,	(16th July,	proposals	(17th November,	(17th November,
Tranche	(LIBOR+)	(16th July, 2003)	2003)	2003)	(LIBOR+)	2003)	2003)
A1 Debt	2.5 per cent.	2004	2004	2004	2.5 per cent.	2004	2004
A2 Debt	3.0 per cent.	2004	2004	2004	4.0 per cent.	2004	2004
A3 Debt (formerly C Debt)	5.0 per cent.	2013	2013	2016	5.0 per cent.	2004	2005
B Debt	3.0 per cent.	2004	2004	2004	2.0 per cent.	2004	2005

Drax Holdings will continue to review the underlying operations and organisation of the Drax Group with a view to improving the debt service capability and value to Drax Holdings.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Strengthening of the board

On completion of the Restructuring, Gerald Wingrove will become Chief Executive Officer of Drax Group Limited with a role, inter alia, encompassing the responsibilities of the member of the board responsible for commercial activities. Consequently, he will become a member of the risk management committee of the board of directors of Drax Group Limited, which will be responsible for implementation of the Drax Group’s financial risk management objectives (see Part E, Section 1.6.1).

Drax Holdings has begun the process of recruiting a Finance Director to succeed Gerald Wingrove and a Production Director and in addition is intending to appoint two further non-executive directors (including, if applicable, IPR’s nominee) to the board of directors of Drax Group Limited. The Finance Director will be a member of the risk management committee of the board of directors of Drax Group Limited. The Production Director will take overall responsibility for the physical operation and performance of the Drax Power Station and will also be a member of the risk management committee of the board of directors of Drax Group Limited.

I shall remain as Executive Chairman until the appointments outlined above have been made and the new board has settled in; thereafter I shall become Non-executive Chairman and continue to chair the Remuneration Committee of the board of directors of Drax Group Limited (once established).

All the directors (other than IPR’s nominee) will offer themselves for re-election at the first annual general meeting of Drax Group Limited.

Incentive arrangements

It is proposed that an incentive plan for senior management will be established by Drax Group Limited and that all employees of the Drax Group (including the Executive Directors) will have contractual entitlements to participate in an annual cash bonus scheme. Both the incentive plan and the bonus scheme will be approved by the Remuneration Committee of the board of directors of Drax Group Limited (once established). The incentive plan will additionally require the approval by an ordinary resolution of the holders of the Equity. Further information in relation to the proposed incentive arrangements is set out in Part E, Section 1.12.

Material interests of directors and trustees

Information relating to the material interests of directors of Drax Holdings and relevant trustees is contained in Part E, Section 5.

Risk factors

Part E, Section 6 contains the principal risk factors affecting the Drax Group and the Restructuring. You are recommended to consider these risk factors carefully.

United States Bankruptcy Code order

Drax Holdings will make an application to obtain a permanent restraining order under section 304 of the United States Bankruptcy Code. Obtaining the section 304 order would ensure that Drax Holdings would be able to enforce the terms of the Drax Holdings Scheme in the United States. The Drax Holdings Scheme is not conditional upon obtaining the section 304 order. A summary of the order for which application will be made is set out in Appendix 19.

Scheme Meeting

The Scheme Meeting in respect of the Drax Holdings Scheme will take place at The Brewery, Chiswell Street, London EC1Y 4SD, England on 10th December, 2003 at 10.15 a.m. (London time). The notice convening the Drax Holdings Scheme Meeting is set out in part VI of this document.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Action to be taken

Drax Holdings Scheme Creditors (including Definitive Holders)

If you are a Drax Holdings Scheme Creditor (other than a Hedging Bank), we urge you to complete and return the Claim Form and Form of Proxy, together with any power of attorney and signing authority (required for Designated Recipients other than Drax Holdings Scheme Creditors to receive Restructuring Loans), to Capita IRG as soon as possible, having carefully considered this document, and before the deadline set out below. If you are a Hedging Bank you should complete and return a Claim Form and (if relevant) a power of attorney. To help you in completing these documents detailed instructions have been included in Appendix 22 and each document contains further guidance. If you have any queries in connection with the Claim Form, Form of Proxy or power of attorney, please contact Capita IRG using the helpline given at the front of this document.

Senior Bondholders

If you are a Senior Bondholder, we urge you to contact your Account Holder (through any Intermediaries, if appropriate) to ensure that an Account Holder Letter is submitted in respect of your Senior Bonds before the deadline set out below. In order to receive Scheme Consideration, Senior Bondholders will need to nominate a Designated Recipient (who may or may not be the Senior Bondholder). This nomination must be made in the relevant Account Holder Letter on behalf of Senior Bondholders. You should also make sure that the Global Depositary receives your instructions as to how it should vote at the Scheme Meeting. These instructions must also appear in the Account Holder Letter. Your Account Holder will also require certain securities laws confirmations. If you wish your Designated Recipient to receive Restructuring Loans, you also need to ensure that a power of attorney is executed by your Designated Recipient and that evidence of its signing authority is provided. To help you in giving your instructions, detailed guidance as to the various elections to be made and confirmations to be given has been included in Appendix 23. If you have any queries in connection with this, please contact BondCom using the helpline given at the front of this document.

Account Holders

If you are an Account Holder, we urge you to contact your Senior Bondholders (through any Intermediaries, if appropriate) for instructions to enable you to complete, sign and return the Account Holder Letter, together with any power of attorney and signing authority from the Designated Recipient (required for the Designated Recipient to receive Restructuring Loans), to BondCom as soon as possible, having carefully considered this document, and before the deadline set out below. You can ask Senior Bondholders to provide their instructions using the Senior Bondholder Instruction Form (available online at www.bondcom.com/drax). To help you in completing these documents, detailed instructions have been included in Appendix 23. If you have any queries in connection with the Account Holder Letter, please contact BondCom using the helpline given at the front of this document.

Deadline for action to be taken

It is recommended that Claim Forms and Forms of Proxy are submitted to Capita IRG before 5:00 p.m. (London time) on 8th December, 2003 and that Account Holder Letters are submitted to BondCom before 5:00 p.m. (London time) on 8th December, 2003, in each case together with any power of attorney and signing authority (required for Designated Recipients to receive Restructuring Loans). This is the latest time for Positive Elections to be taken into account in relation to the Scheme Consideration and the latest time for voting instructions to be given to the Global Depositary in relation to the Drax Holdings Scheme.

Submission of Forms of Proxy after the recommended deadline on 8th December, 2003 will not preclude a Drax Holdings Scheme Creditor from voting at the Drax Holdings Scheme Meeting provided that the Drax Holdings Scheme Creditor or his proxy is able to establish his identity and entitlement to vote at the Drax Holdings Scheme Meeting. Senior Bondholders who are not Definitive Holders will be able to nominate a person to attend and speak, but not to vote, at the Drax Holdings Scheme Meeting.

If you wish to make a Positive Election for you or your Designated Recipient to receive Restructuring Loans or Restructuring Notes and/or cash you MUST ensure that a valid Claim Form or a valid Account Holder Letter, together with any power of attorney and signing authority (required for Designated Recipients (other than Drax Holdings Scheme Creditors) to receive Restructuring Loans), is received by

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Capita IRG or BondCom respectively by 5:00 p.m. (London time) on 8th December, 2003. If a valid Claim Form or a valid Account Holder Letter, as the case may be, is not so received, you will be deemed to have made certain elections being, in the case of Senior Bondholders and Definitive Holders, cash and Restructuring Notes and, in the case of other Scheme Creditors, no cash but Restructuring Loans.

If a valid Claim Form or a valid Account Holder Letter, together with any power of attorney and signing authority (required for Designated Recipients (other than Drax Holdings Scheme Creditors) to receive Restructuring Loans), is not received by Capita IRG or BondCom, as the case may be, by the Claim Date, you or your Designated Recipient will not receive your Scheme Consideration on or immediately after the Effective Date.

If a valid Claim Form or a valid Account Holder Letter, together with any power of attorney and signing authority (required for Designated Recipients (other than Drax Holdings Scheme Creditors) to receive Restructuring Loans), is received by Capita IRG or BondCom, as the case may be, after the Claim Date but within one year after the Effective Date, you or your Designated Recipient will receive your Scheme Consideration as soon as reasonably practicable after receipt of your valid Claim Form or your valid Account Holder Letter by Capita IRG or BondCom, as the case may be.

If a valid Claim Form or a valid Account Holder Letter, together with any power of attorney and signing authority (required for Designated Recipients (other than Drax Holdings Scheme Creditors) to receive Restructuring Loans), is not received by Capita IRG or BondCom, as the case may be, within one year after the Effective Date, the relevant Scheme Consideration will be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be held by the Escrow Trustee for the relevant Scheme Creditor or Designated Recipient pending receipt of documentation until 31st December, 2027.

Recommendation

Drax Holdings Scheme Creditors and Senior Bondholders should note that if the Restructuring is not implemented by (at the latest) 31st December, 2003, members of the Drax Group would be in default in respect of their obligations under the existing financing arrangements which are described in Part C, Section 2 because the Long Term Standstill Agreement would, unless extended, terminate on that date. In the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but has not become effective by 31st December, 2003, Drax Holdings intends to pay on 31st December, 2003 interest on its existing debts to Drax Holdings Scheme Creditors and Senior Bondholders in respect of the period from and including 1st July, 2003 (or, in the case of a Hedging Bank, from and including the date of termination of its hedging arrangements) to and including 31st December, 2003, in the same amounts (taking account of amounts received from Harich under the Drax Harich Swap) as would have been paid as a fee in cash representing notional interest if the Drax Holding Scheme had become effective by 31st December, 2003. The Eurobond Trustee and the Senior Bondholders would nevertheless become entitled to call a default and take enforcement action against members of the Drax Group. In those circumstances and in the event that the Drax Holdings Scheme was not likely to become effective in the near future, the directors of each company in the Drax Group would need to consider whether the business of each such company was viable going forward. If the directors of any of the companies in the Drax Group determined that the relevant company would not be viable, then they would have to consider the options available to the relevant company at that time. In those circumstances, it may be that the only appropriate option would be that insolvency proceedings should be commenced in relation to that company. If that were to happen, then it is likely that all of the other companies in the Drax Group would be similarly affected. If all the companies in the Drax Group entered into formal insolvency proceedings, the directors of each such company would expect that the payment of all amounts due to trade creditors, as well as to financial creditors, would be delayed pending resolution of the claims of creditors. There could be material disruption to the business and in turn creditors of each Drax Group company could be exposed to the loss of valuable contracts, increased costs and additional claims. This could reduce the value of the assets available to financial creditors whilst increasing the underlying amount of the liabilities of such companies.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Against this background, the board of directors of Drax Holdings believes that the proposed Restructuring is in the interests of its creditors (as a whole) and accordingly recommends Drax Holdings Scheme Creditors and Senior Bondholders to support the Restructuring.

Drax Holdings Scheme Creditors and Senior Bondholders should note that the directors of Drax Holdings do not express any opinion as to whether or not they should elect for the A Cash Election or the B Cash Election.

However, Senior Bondholders and Definitive Holders who do not wish to be cashed out for their A2 Debt, A3 Debt or B Debt must ensure that they return a duly completed Positive Election for the Notes/Loans Election prior to 5:00 p.m. (London time) on 8th December, 2003. Anyone wishing to elect for cash in whole or in part should also ensure that they return a duly completed Positive Election for the Cash Election prior to 5:00 p.m. (London time) on 8th December, 2003.

Yours faithfully,

Chairman
for and on behalf of
Drax Holdings Limited

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

PART B OF THE EXPLANATORY STATEMENTS

Letter from a director of InPower

17th November, 2003

Dear InPower Scheme Creditor,

Restructuring

On 30th August, 2003 Drax Holdings announced that it had agreed to negotiate with IPR on an exclusive basis to achieve a financial restructuring of the Drax Group. On 15th September, 2003 Drax Holdings filed a Form 6-K with the SEC outlining the terms of the Restructuring and, together with the Eurobond Trustee, approached the Senior Banks (as our creditors) and Senior Bondholders to seek their formal support for the Restructuring. On 16th September, 2003 we indicated to Drax Holdings that we had approved the Restructuring in principle at a meeting of the board of directors of InPower on 15th September, 2003. On 10th October, 2003 we signed the COOIA with, amongst others, Drax Holdings and IPR and we received undertakings to vote in favour of the Restructuring from Senior Banks representing in aggregate in excess of 75 per cent. in value of those InPower Scheme Creditors entitled to vote on the InPower Scheme. In addition, Drax Holdings received undertakings to vote in favour of the Restructuring from the Eurobond Trustee and from Senior Bondholders representing directly or indirectly in aggregate in excess of 75 per cent. in value of those Drax Holdings Scheme Creditors entitled to vote on the Drax Holdings Scheme. InPower has agreed the date of posting of this document with Drax Holdings, the Ad Hoc Bond Committee and the Bank Steering Committee (as representatives of our creditors) and the Ad Hoc Bond Committee and the Bank Steering Committee have consented to the posting of this document, in accordance with the terms of these undertakings.

I am now writing to set out the detailed terms of the Restructuring, which are consistent with those disclosed in the Form 6-K filed with the SEC by Drax Holdings on 15th September, 2003.

InPower proposes to enter into a scheme of arrangement with InPower Scheme Creditors pursuant to section 425 of the English Companies Act and article 125 of the Jersey Companies Law. The InPower Scheme will take effect as a compromise or arrangement between InPower and its Scheme Creditors.

Purpose of the Explanatory Statement

This letter, together with those Sections and Appendices of this document which are referred to herein and other Sections and Appendices which contain information concerning InPower, constitute the Explanatory Statement relating to InPower.

This Explanatory Statement, which is provided pursuant to section 426 of the English Companies Act and article 126 of the Jersey Companies Law, is distributed for the purpose of providing you with sufficient information to make an informed decision on whether or not to approve the InPower Scheme.

InPower recommends that InPower Scheme Creditors read the letter from the chairman of Drax Holdings contained in Part A, and Part E, Section 4, for information on the background to the Restructuring.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Summary of principal terms of the Restructuring and the InPower Scheme

The Restructuring

The Restructuring principally involves:

(a)	the replacement under the Drax Holdings Scheme, on a £ for £ basis (US$-denominated debt being converted into sterling at the Scheme Rate), of the existing senior secured debt owed by Drax Holdings to the Senior Bondholders, any Definitive Holders and the Hedging Banks, with new senior secured debt owed by InPower 2, InPower’s newly incorporated parent company;

(b)	the replacement under the InPower Scheme, on a £ for £ basis, of the existing senior secured debt owed by InPower to the Senior Banks, with new senior secured debt owed by InPower 2 which the Eurobond Trustee would otherwise receive in accordance with paragraph (a) above;

(c)	the issue to recipients of a tranche of new senior secured debt of all of the Equity of Drax Group Limited, Drax Holdings’ newly incorporated parent company following the implementation of the Restructuring; and

(d)	the transfer of the Eurobond Coupons to InPower 2 and the issue by Drax Holdings to InPower 2 of new eurobonds to enable InPower 2 to meet its obligations as they fall due in respect of the new senior secured debt.

Under the terms of the Restructuring, Existing Senior Creditors will have the opportunity to:

(i)	make Positive Elections to receive cash instead of A2 Debt and A3 Debt and B Debt (at a discount to face value); and/or

(ii)	to receive the whole or (as the case may be) the balance of their consideration as Restructuring Loans issued by InPower 2 and, if relevant, Equity issued by Drax Group Limited; or

(iii)	to receive the whole or (as the case may be) the balance of their consideration as Restructuring Notes issued by NoteCo (a newly incorporated company which will hold the corresponding Restructuring Loans) and, if relevant, Equity issued by Drax Group Limited.

In addition, Existing Senior Creditors may be deemed to have made certain elections if no valid Positive Election is made.

Under both the Drax Holdings Scheme and the InPower Scheme, Scheme Creditors will be required to compromise both principal and interest. However, under both Schemes, entitlement to Scheme Consideration will be based only on the principal amount of the existing debt. While under the Drax Holdings Scheme, the amounts of accrued interest which will be given up but will not rank for the purposes of distribution, looked at as a proportion of the overall claim, vary as between the three groups of Drax Holdings Scheme Creditors, it is not considered that variation is material. Under the terms of the Restructuring the Senior Bondholders and the Hedging Banks will compromise their accrued interest under the Drax Holdings Scheme and the Senior Banks will compromise their total accrued interest under the InPower Scheme (together with an element of default interest which will be compromised through the Eurobond Trustee under the Drax Holdings Scheme).

The InPower Scheme

The InPower Scheme will take effect on the Effective Date as a compromise or arrangement in relation to Scheme Claims of InPower Scheme Creditors at the Record Date (being 5:00 p.m. (London time) on 8th December, 2003) in consideration (pro rata to each InPower Scheme Creditor’s Scheme Claim) of a distribution of (a) Restructuring Debt, (b) Equity, and (c) a fee in cash representing notional interest and restructuring fees (as set out below), subject to the Notes/ Loans Election and the Cash Elections, which the Eurobond Trustee would otherwise be entitled to receive under the terms of the Drax Holdings Scheme. Drax Holdings Scheme Claims that are denominated in a currency other than sterling will be converted into sterling at the Scheme Rate.

If the InPower Scheme becomes effective, all InPower Scheme Creditors (but no other creditors of InPower) will be bound by its terms. InPower will be fully and completely released by the InPower Scheme Creditors from all

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law of its obligations to InPower Scheme Creditors in connection with their Scheme Claims against InPower with effect from the Effective Date. In consideration for such release, Designated Recipients of InPower Scheme Creditors will be entitled in aggregate, subject to the Notes/Loans Election and the Cash Elections (and assuming, for illustrative purposes, a Scheme Rate of US$1.66 to £1), to the Eurobond Trustee’s proportional entitlement of a distribution of:

(a)	£400,000,000 of A1 Debt maturing in 2015 and bearing interest at LIBOR plus 2.5 per cent.;

(b)	up to £460,000,000 of A2 Debt maturing in 2015 and bearing interest at LIBOR plus 4 per cent.;

(c)	up to £94,446,675 of A3 Debt maturing in 2020 and bearing interest at LIBOR plus 5 per cent.;

(d)	£338,400,000 of B Debt maturing in 2025 and bearing interest at LIBOR plus 2 per cent.;

(e)	up to 94,446,675 ordinary shares issued fully paid and comprising the entire issued share capital of Drax Group Limited;

(f)	a fee in cash representing notional interest on the A1 Debt and A2 Debt from and including 1st July, 2003 to and including the Effective Date (or, in the case of a Hedging Bank, from and including the date of termination of its hedging arrangements to and including the Effective Date); and

(g)	cash representing restructuring fees at the rate of 0.25 per cent. of the principal amount of the existing debt which is being compromised.

InPower Scheme Creditors will be able to elect for their Designated Recipients to receive either Restructuring Loans issued by InPower 2 or Restructuring Notes issued by NoteCo. To the extent elections are made for Restructuring Notes, Restructuring Loans will be issued by InPower 2 to NoteCo.

InPower Scheme Creditors will also be able to elect for their Designated Recipients to receive cash, rather than all or part of their entitlement to A2 Debt and the corresponding proportion of their entitlement to A3 Debt (thereby giving up the corresponding proportion of their entitlement to Equity). If they so elect, the Designated Recipients of relevant InPower Scheme Creditors will receive a fee in cash representing notional interest on all of their entitlement to A2 Debt from and including 1st July, 2003 to and including the Effective Date. InPower Scheme Creditors who so elect will also be able to elect for their Designated Recipients to receive cash, rather than the corresponding proportion of their entitlement to B Debt. The A Cash Election will provide 71 pence in lieu of each £1 of A2 Debt and 1 penny in lieu of each £1 of A3 Debt. The B Cash Election will provide 55 pence in lieu of each £1 of B Debt. The Cash Elections are subject to scaling down if the funds provided therefor are insufficient.

IPR and Drax Holdings will be providing the funds to satisfy the Cash Elections pursuant to and subject to the terms of the COOIA, which is summarised in Appendix 18, Part C, Section 1.1. The Available Project Funds to be provided by Drax Holdings are currently estimated to be £15,000,000 to £30,000,000. Further information in relation to the elections is set out in Part C, Sections 4, 5 and 6.

InPower Scheme Creditors who do not submit a valid Claim Form by 5:00 p.m. (London time) on 8th December, 2003 will be deemed not to have exercised the Cash Elections and to have elected to receive Restructuring Loans rather than Restructuring Notes, and accordingly will receive Restructuring Loans and Equity. However, such deemed elections will be subject to any applicable restrictions on the delivery of securities to certain jurisdictions, and any InPower Scheme Creditor or its Designated Recipient who is or is deemed to be an Ineligible Person will instead be deemed to have elected for the relevant Designated Recipient to receive cash to the greatest extent available under the Cash Elections and, to the extent that cash is not available to satisfy that election, that Designated Recipient will be mandatorily cashed out through the sale of the Restructuring Debt and, if relevant, Equity which would otherwise have been delivered to it under the InPower Scheme. InPower Scheme Creditors are strongly advised to read the sections of this letter headed “Action to be taken” and “Restrictions on distribution of securities”.

The Restructuring Loans, Restructuring Notes, Equity, a fee in cash representing notional interest, cash representing restructuring fees and cash available under the Cash Elections, to which the Eurobond Trustee is

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law entitled under the terms of the Drax Holdings Scheme, comprise the InPower Scheme Consideration. Further details are contained in Part C, Sections 3 to 11.

Further information in relation to the InPower Scheme is set out in Part D, Sections 1 and 3.

Effectiveness of the InPower Scheme

The InPower Scheme will become effective and legally binding on InPower and all InPower Scheme Creditors in accordance with its terms if: (a) at the Scheme Meeting of the InPower Scheme Creditors a majority in number representing at least three-fourths in value of InPower Scheme Creditors present and voting either in person or by proxy approve the InPower Scheme; (b) the English Court and the Jersey Court subsequently make orders sanctioning the InPower Scheme; and (c) those orders are sealed and copies are delivered for registration to the Registrars of Companies in England and Wales and Jersey respectively. It is currently anticipated that the English Court hearing to sanction the InPower Scheme will take place on 17th December, 2003 and the Jersey Court hearing to sanction the InPower Scheme will take place on 19th December, 2003.

InPower will not take the necessary steps to make the InPower Scheme effective unless: (a) the Facility Agent and the Credit Support Facility Agent respectively confirm to InPower 2 that all conditions precedent (other than those relating to the Schemes becoming effective) set out in the InPower 2 Facility Agreement and the Credit Support Facility have been satisfied or waived; (b) all conditions precedent set out in the Business Transfer Agreement have been satisfied; (c) all conditions precedent set out in the COOIA have been satisfied or waived; (d) court orders have been obtained from the English Court and the Cayman Court sanctioning the Drax Holdings Scheme; and (e) by the date on which the last of the court orders has been obtained, Drax Holdings has not notified InPower that it has become aware that the Further Eurobonds are not capable of being listed on the Luxembourg Stock Exchange or (other than in the circumstances described below) that it has received from IPR a notice terminating the COOIA in accordance with its terms. Drax Holdings has said that it is confident that the relevant conditions precedent in those agreements, other than those relating to the Schemes becoming effective, will be satisfied before 31st December, 2003.

In the event that Drax Holdings notifies InPower that IPR is terminating the COOIA in accordance with its terms, InPower reserves the right to proceed with the InPower Scheme if the Available Project Funds exceed the amount of cash required to satisfy in full all Positive A Cash Elections. In this event, Positive A Cash Elections would be satisfied in full (with Deemed A Cash Elections being satisfied only to the extent of any remaining Available Project Funds) and the B Cash Election would lapse. A summary of the conditions to, and the termination provisions in, the COOIA are set out in Appendix 18, Part C, Section 1.1.

In the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but has not become effective by 31st December, 2003 (and therefore the InPower Scheme has not become effective by 31st December, 2003), InPower intends to pay on 31st December, 2003 interest on its existing debts to InPower Scheme Creditors in respect of the period from and including 1st July, 2003 to and including 31st December, 2003, in the same amounts (taking account of amounts received from Harich under the Drax Harich Swap) as would have been paid as a fee in cash representing notional interest as part of the InPower Scheme Consideration and as described under the heading “Interest and fees” below if the InPower Scheme had become effective on 31st December, 2003. If this payment of interest is made and the InPower Scheme subsequently becomes effective, the payment of a fee in cash representing notional interest as part of the InPower Scheme Consideration will be limited to a payment in respect of the period from but excluding 31st December, 2003 to and including the Effective Date. In this event, the first scheduled interest payment date in respect of accrued interest on A1 Debt and A2 Debt will be 30th June, 2004. In addition, in the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but Drax Holdings has said that it believes that the Drax Holdings Scheme will not become effective by 31st December, 2003, Drax Holdings has said that it intends to seek the requisite consents from Existing Senior Creditors to complete the Business Transfer Agreement, in whole or in part, on 31st December, 2003 and to modify the Business Transfer Agreement accordingly.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

If the InPower Scheme has not become effective by 31st December, 2003, the InPower Standstill Agreement will terminate. In the event that InPower becomes aware that the InPower Scheme will not become effective by 31st December, 2003, it will consider whether a further standstill shall be sought.

The InPower Scheme will be withdrawn if it has not become effective by 31st January, 2004 unless, following consultation with the Bank Steering Committee, InPower considers withdrawal not to be in the best interest of its creditors.

The InPower Scheme is not conditional upon Drax Holdings obtaining the order for which it will make an application under section 304 of the United States Bankruptcy Code.

Listing

Application has been made to the Luxembourg Stock Exchange to list the Further Eurobonds. It is expected that the Further Eurobonds will be listed on the Effective Date, although the InPower Scheme (and accordingly the Restructuring) is not conditional on such listing being obtained by this date. No application will be made by Drax Holdings to list the B Facility Eurobonds or by NoteCo to list the B Notes until Drax Holdings is in a position to make adequate disclosure in respect of the recoverability of the TXU Claim. The administrators of certain TXU companies reported in July, 2003 that they hoped to begin formulating a scheme of arrangement towards the end of 2003 or in the early part of 2004. Drax Holdings has said that it expects that it will be in a position to make adequate disclosure following the publication of schemes of arrangement for the TXU Europe Companies. Drax Holdings has said that it will use reasonable endeavours to effect the listings referred to above or, in the case of the B Notes, to assist NoteCo to effect their listing, in the timescales indicated. To the extent that any interest in respect of the B Facility Eurobonds is payable then, until the earlier of the listing of the B Facility Eurobonds and 31st December, 2005, such interest will be reserved and placed in a dedicated reserve account. Any interest actually paid prior to listing will be subject to withholding tax and, after 31st December, 2005, Drax Holdings will be obliged to gross up all payments of interest on the B Facility Eurobonds in respect of such withholding tax.

Applications will be made to the Luxembourg Stock Exchange to list the A1 Notes and to the Channel Islands Stock Exchange to list the A2 Notes and the A3 Notes. It is expected that the A1 Notes will be listed on the Luxembourg Stock Exchange and that the A2 Notes and the A3 Notes will be listed on the Channel Islands Stock Exchange by 30th June, 2004. Drax Holdings has said that it will use reasonable endeavours to assist NoteCo to effect these listings in this timescale.

The InPower Scheme is not conditional on any of the listings referred to above.

Distribution

It is envisaged that the InPower Scheme Consideration will be distributed to InPower Scheme Creditors or their Designated Recipients commencing on the Effective Date.

The mechanism for distributing the InPower Consideration is detailed in the InPower Scheme set out in part III and is also described in more detail in Part D, Sections 1 and 3.

Interest and fees

In addition to a fee in cash representing notional interest which forms part of the InPower Scheme Consideration, cash representing, broadly, interest on the A1 Debt and the A2 Debt from but excluding the Effective Date to and including 31st December, 2003 will be paid, at the same time as the InPower Scheme Consideration is distributed to those to whom the A1 Debt and the A2 Debt is distributed (or earlier, to InPower Scheme Creditors in the circumstances described under the heading “Effectiveness of the InPower Scheme” above).

In addition to the cash representing restructuring fees which forms part of the InPower Scheme Consideration, restructuring fees at the rate of 0.25 per cent. of the principal amount of the existing debt which is being compromised (plus an amount equal to the Restructured Hedging Amount, less amounts resulting from the termination of certain of the Currency Hedging Transactions) will be paid by InPower 2 to Deutsche Bank AG London (for distribution to the Bank Steering Committee), Barclays Bank plc (for distribution to the Hedging

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Bank Steering Committee) and the Ad Hoc Bond Committee (which has directed its fees to be paid to the Senior Bondholders and any Definitive Holders). Further details of these fees are set out in Part C, Section 11.

Provided that at least £10,000,000 of IPR A Cash-Out Funds have been used for the A Cash Election, IPR will be entitled to receive the IPR Support Fee, which will rank at the same level as payment of operating expenditure in the Cash Flow Waterfall. If, as part of the exercise of the A Cash Election, less than £10,000,000 of IPR A Cash-Out Funds are used, IPR will be entitled to a fee of £2,000,000 (exclusive of VAT). Further details of the arrangements with IPR are set out in Part E, Section 4.1.

Restrictions on distribution of securities

Restructuring Securities will not be distributed pursuant to the InPower Scheme where this would be prohibited by applicable law or regulation or would be so prohibited except after compliance with conditions or requirements that Drax Holdings considers are unduly onerous. In order to permit the distribution of Restructuring Securities pursuant to the InPower Scheme, the Claim Form will require persons completing it to confirm certain facts. Further information is set out in Part D, Section 1.6 and Part E, Section 4.5. Any persons who are in doubt as to how legal or regulatory restrictions may affect them in relation to the InPower Scheme are strongly advised to consult their professional advisers.

InPower Scheme Creditors or their Designated Recipients who are not resident in the United Kingdom, Jersey or the Cayman Islands may be restricted in certain circumstances from taking the Restructuring Securities. You are urged to review Part D Section 1.6 and Part E, Section 4.5. An InPower Scheme Creditor or its Designated Recipient who is an Ineligible Person, as described in those Sections, will be treated as having made Cash Elections in respect of A2 Debt, A3 Debt and B Debt. Ineligible Persons are strongly recommended to identify themselves prior to 5:00 p.m. (London time) on 8th December, 2003 as their Cash Elections will then be satisfied in priority to those Ineligible Persons who do not so identify themselves. An Ineligible Person’s A2 Debt, A3 Debt and B Debt in respect of which there is insufficient cash to satisfy these Cash Elections will be sold, together with all such person’s A1 Debt and Equity, and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be remitted to that Ineligible Person.

Restructuring Loans will not be distributed pursuant to the InPower Scheme other than to InPower Scheme Creditors or to Designated Recipients who have manually executed a power of attorney in the form set out in the Claim Form, have provided evidence of their signing authority and submitted the originals or duly certified copies of these. The power of attorney (given by InPower Scheme Creditors under the InPower Scheme, and otherwise separately) will authorise execution on behalf of the relevant person of the InPower 2 Facility Agreement, the InPower 2 Intercreditor and Security Trust Deed and, to the extent that person receives A3 Loans, the Shareholders’ Agreement in relation to the Equity corresponding to these A3 Loans. Instructions as to the execution of powers of attorney by persons other than InPower Scheme Creditors are set out in Appendix 22.

Drax Group Post Restructuring working capital and trading and risk management

InPower recommends that InPower Scheme Creditors read the letter from the Chairman of Drax Holdings contained in Part A for information on the Drax Group’s post Restructuring working capital and trading and risk management. Further terms of the Credit Support Facility are set out in Appendix 10, further details of the Drax Group’s trading and risk management strategy are set out in Part E, Section 1.6 and further details of hedging arrangements are set out in Appendix 14.

Restructuring of Eurobond Coupons and Harich Swaps

InPower 2 will use payments on the Eurobond Coupons and the Additional Eurobonds to service the Restructuring Loans. Certain amendments are envisaged to the Eurobond Coupons and the Harich Swaps to achieve this, further details of which are set out in Appendix 13.

The Eurobond Coupons will be split into Included Eurobond Coupons and Excluded Eurobond Coupons as described in Part E, Section 3.1. The Scheme Claim in respect of the Included Eurobond Coupons is equal in amount to the Bank Loan.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

InPower’s rights under the Excluded Eurobond Coupons will be transferred to InPower 2, and InPower’s rights and obligations under the InPower Harich Swap will be assumed by InPower 2, on the Record Date (subject in both cases to re-transfer if the Schemes do not become effective). The Included Eurobond Coupons will be assigned to InPower 2 under the Drax Holdings Scheme.

To the intent that InPower 2 is able to meet its obligations under the Restructuring Loans, the terms of the InPower Harich Swap will be amended, with amendments being made to the matching Drax Harich Swap on essentially the same terms. The rights and obligations of Drax Power under the Drax Harich Swap will also be novated to Drax Opco.

Ownership of the Drax Power Station

As part of the Restructuring the indirect ownership of the Drax Power Station will be transferred to the holders of the A3 Debt (which will include IPR to the extent that the A Cash Election is funded from IPR A Cash-Out Funds) in the form of all of the Equity of Drax Group Limited, part of which forms part of the InPower Scheme Consideration. Drax Acquisition has agreed, conditional only on the Schemes becoming effective, to transfer all its interest in the issued share capital of Drax Holdings to Drax Intermediate, a newly incorporated direct subsidiary of Drax Group Limited, in consideration for the release of guarantees given by Drax Acquisition in respect of Drax Holdings Scheme Claims.

Assuming a Scheme Rate of US$1.66 to £1 and that £30,000,000 of Available Project Funds and all IPR A Cash-out Funds are used to fund the A Cash Election, IPR will own approximately 33.6 per cent. of the entire issued share capital of Drax Group Limited and Scheme Creditors or their Designated Recipients will own the balance of the Equity. If Available Project Funds are £15,000,000, rather than £30,000,000, IPR will own approximately 32 per cent. of the Equity.

The holders of the Equity will be bound by the New Articles of Drax Group Limited. The holders of Equity who take Restructuring Debt in the form of Restructuring Loans will additionally be bound by the Shareholders’ Agreement. The Shareholders’ Agreement and the New Articles will regulate the affairs of Drax Group Limited and govern the rights among shareholders. Details are set out in Appendix 15.

The assets and business of Drax Power (including the TXU Claim) will be transferred to Drax Opco in accordance with the terms of the Business Transfer Agreement, with the purchase price to be left outstanding as an inter-company loan. The Business Transfer Agreement will be completed on the Effective Date or, if earlier and subject to the requisite consents being obtained from Existing Senior Creditors, in whole or in part, on 31st December, 2003. If the Business Transfer Agreement is to be completed in part, Drax Holdings has said that it intends to modify that agreement accordingly. Further details of this transfer are set out in Part E, Section 3.3.

Drax Holdings has said that, on completion of the Restructuring, Drax Opco will change its name to Drax Power.

Drax Group current trading and financial projections, strengthening of the board and incentive arrangements

InPower recommends the InPower Scheme Creditors read the letter from the chairman of Drax Holdings contained in Part A for information on the Drax Group’s current trading and financial projections, proposed strengthening of Drax Group Limited’s board of directors and proposed Drax Group incentive arrangements. Further information in relation to those matters is contained in Part E, Sections 1.10, 1.11 and 1.12. and in Appendix 9.

Material interests of directors and trustees

Information relating to the material interests of directors of InPower and relevant trustees is contained in Part E, Section 5.

Risk factors

Part E, Section 6 contains the principal risk factors affecting the Drax Group and the Restructuring. You are recommended to consider these risk factors carefully.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Scheme Meeting

The Scheme Meeting in respect of the InPower Scheme will take place at The Brewery, Chiswell Street, London EC1Y 4SD, England on 10th December, 2003 at 10.00 a.m. (London time). The notice convening the InPower Scheme Meeting is set out in part VI of this document.

Action to be taken

If you are an InPower Scheme Creditor, we urge you to complete and return the Claim Form and Form of Proxy, together with any power of attorney and signing authority (required for Designated Recipients other than InPower Scheme Creditors to receive Restructuring Loans), to Capita IRG as soon as possible, having carefully considered this document, and before the deadline set out below. To help you in completing these documents detailed instructions have been included in Appendix 22 and each document contains further guidance. If you have any queries in connection with the Claim Form, Form of Proxy or power of attorney, please contact Capita IRG using the helpline given at the front of this document.

Deadline for action to be taken

It is recommended that Claim Forms, together with any power of attorney and signing authority (required for Designated Recipients other than InPower Scheme Creditors to receive Restructuring Loans), and Forms of Proxy are submitted to Capita IRG before 5:00 p.m. (London time) on 8th December, 2003. This is the latest time for Positive Elections to be taken into account in relation to the Scheme Consideration.

Submission of Forms of Proxy after the recommended deadline on 8th December, 2003 will not preclude an InPower Scheme Creditor from voting at the InPower Scheme Meeting provided that the InPower Scheme Creditor or his proxy is able to establish his identity and entitlement to vote at the InPower Scheme Meeting.

If you wish to make a Positive Election for you or your Designated Recipient to receive Restructuring Loans or Restructuring Notes and/or cash you MUST ensure that a valid Claim Form, together with any power of attorney and signing authority (required for Designated Recipients (other than InPower Scheme Creditors) to receive Restructuring Loans), is received by Capita IRG by 5:00 p.m. (London time) on 8th December 2003. If a valid Claim Form is not so received, you will be deemed to have made certain elections, being no cash but Restructuring Loans.

If a valid Claim Form, together with any power of attorney and signing authority (required for Designated Recipients (other than InPower Scheme Creditors) to receive Restructuring Loans), is not received by Capita IRG by the Claim Date, you or your Designated Recipient will not receive your Scheme Consideration on or immediately after the Effective Date.

If a valid Claim Form, together with any power of attorney and signing authority (required for Designated Recipients (other than InPower Scheme Creditors) to receive Restructuring Loans), is received by Capita IRG after the Claim Date but within one year after the Effective Date, you or your Designated Recipient will receive your Scheme Consideration as soon as reasonably practicable after receipt of your valid Claim Form by Capita IRG.

If a valid Claim Form, together with any power of attorney and signing authority (required for Designated Recipients (other than InPower Scheme Creditors) to receive Restructuring Loans), is not received by Capita IRG within one year after the Effective Date, the relevant Scheme Consideration will be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be held by the Escrow Trustee for the relevant Scheme Creditor or Designated Recipient pending receipt of documentation until 31st December, 2027.

Recommendation

InPower believes that, given the circumstances outlined under the heading “Recommendation” in the letter from the chairman of Drax Holdings contained in Part A, the proposed Restructuring is in the interests of its creditors (as a whole) and accordingly recommends InPower Scheme Creditors to support the Restructuring.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

InPower Scheme Creditors should note that the directors of InPower do not express any opinion as to whether they should elect for the A Cash Election or the B Cash Election.

However, any InPower Scheme Creditor who wishes to elect for cash in whole or in part should ensure that they return a duly completed Positive Election for the Cash Elections prior to 5:00 p.m. (London time) on 8th December, 2003.

Yours faithfully,

Director
for and on behalf of
InPower Limited

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

PART C OF THE EXPLANATORY STATEMENTS

1.     Scope of the Restructuring

Drax Holdings is seeking to restructure the senior secured debt that it owes to InPower in respect of the Eurobond Coupons, the Senior Bondholders and any Definitive Holders in respect of the Senior Bonds, and the Hedging Banks in respect of the Hedging Termination Payments.

InPower is seeking to restructure the senior secured debt that it owes to the Senior Banks in respect of the Bank Loan.

2.     The current debt structure

The current debt structure of the Drax Group and the InPower Group is set out in diagrammatic form on the next page.

The senior secured debt owed by Drax Holdings which will be compromised in, or the subject of an arrangement under, the Drax Holdings Scheme consists of the following:

	Principal	Final
Debt	Amount	Maturity

Included Eurobond Coupons(1)(2)	£842,555,000	2015

Dollar-Denominated Senior Bonds(3)(4)	$302,400,000	2020

Sterling-Denominated Senior Bonds(3)	£200,000,000	2025

Hedging Termination Payments(5)	£68,123,000	Not applicable

The senior secured debt owed by InPower which will be compromised in, or the subject of an arrangement under, the InPower Scheme consists of the following:

	Principal	Final
Debt	Amount	Maturity

Bank Loan(6)	£842,555,000	2015

Notes

(1)	The Eurobond Coupons have been stripped from the Eurobond Principal. The Eurobond Principal has been assigned from InPower to BondPower. BondPower has agreed to subscribe for preference shares in Drax Holdings, the subscription price for which will be discharged by applying the amount owing to BondPower in respect of the Eurobond Principal (although the right to receive those preference shares has been assigned to Drax Acquisition which will transfer this right to Drax Intermediate as part of the Restructuring).

(2)	InPower will transfer its rights under the Excluded Eurobond Coupons to InPower 2 in consideration for InPower 2 assuming InPower’s rights and obligations under the InPower Harich Swap on the Record Date, for the reasons described in Part E, Section 3.1. The Excluded Eurobond Coupons will not be the subject of a compromise or arrangement under the Schemes.

(3)	An equalisation fee accrues for the benefit of the Senior Bondholders and any Definitive Holders pursuant to the Long Term Standstill Agreement. This fee represents an equalisation in respect of the increased interest rate margin to which the Senior Banks have been entitled since the credit rating downgrade of Drax Holdings and InPower (details of this interest rate uplift are set out in note (6) below). The right to receive this equalisation fee will never arise if the Schemes become effective, as the fee is not payable unless the Senior Banks actually receive any payment in respect of the interest uplift, which will not happen as the right to receive the uplift will be compromised under the InPower Scheme.

(4)	The Dollar-Denominated Senior Bonds will be converted into sterling at the Scheme Rate.

(5)	This debt arises as a result of the close-out of the Interest Hedging Transactions pursuant to the Hedging Bank Agreement, the novation to Drax Holdings of the obligation to discharge the resulting Hedging Termination Payments and the close-out of the Currency Hedging Transactions pursuant to the Hedging Bank Agreement.

(6)	The interest rate payable on the Bank Loan is currently LIBOR plus 3 per cent. From 1st January, 2003, the Senior Banks have been entitled to this interest rate, which represents an uplift of 0.8 per cent. over the interest rate that accrued on the Bank Loan prior to the credit rating downgrade of InPower. This uplift has not been paid and has been accruing. The right to receive this accrued uplift will be compromised under the InPower Scheme.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The current debt structure

Notes

*	The guarantees are in respect of, amongst other things, the Senior Bonds, the Eurobond Coupons and the Hedging Termination Payments. The guarantee given by Drax Opco is limited in recourse to Drax Opco’s assets. All shareholdings are 100% unless otherwise shown.

**	This amount is calculated as the net present value of overdue coupons (including accrued interest) and future coupons discounted at LIBOR plus 3 per cent.

3.     The proposed debt structure

The Restructuring involves replacing the existing senior secured debt owed by InPower to the Senior Banks and by Drax Holdings to the Senior Bondholders, any Definitive Holders and the Hedging Banks with new secured debt (referred to as the Restructuring Debt) and Equity, subject to the Notes/Loans Election described in Section 4 of this Part, the Cash Elections described in Sections 5 and 6 of this Part and the securities laws restrictions described in Part D, Section 1.6 and Part E, Section 4.5.

For each £1 of senior secured debt (or its sterling equivalent at the Scheme Rate, in the case of US$-denominated debt) currently owed to an Existing Senior Creditor, that Existing Senior Creditor (or its Designated Recipient) will be entitled to receive £1 of the new secured debt, subject to the Cash Elections. The new secured debt will be issued to Existing Senior Creditors (or their Designated Recipients) in the form of either Restructuring Loans owing from InPower 2 or Restructuring Notes issued by NoteCo. The order of payments for the Restructuring Loans (and consequently for the

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Restructuring Notes) on any Interest Payment Date other than the Effective Date will be as set out in the Cash Flow Waterfall, which is summarised in Appendix 10, Part A.

Each Existing Senior Creditor (or its Designated Recipient) will be entitled to receive ordinary shares in Drax Group Limited, subject to the A Cash Election described in Section 5 of this Part. Section 10 of this Part contains details of the Equity.

Each Existing Senior Creditor (or its Designated Recipient) will also be entitled to receive cash representing notional interest and Restructuring Fees. This entitlement is described in Sections 8 and 11 of this Part.

In order to put InPower 2 in funds to meet its obligations under the Restructuring Loans, on the Effective Date InPower will transfer its rights under the Included Eurobond Coupons to InPower 2 and Drax Holdings will issue the Additional Eurobonds to InPower 2. A summary of the terms of the Additional Eurobonds is set out in Appendix 13, Part A. InPower 2 will assume the rights and obligations under the InPower Harich Swap as described in Part E, Section 3.1.

The Restructuring Debt will consist of four different tranches. Detailed terms of the Restructuring Debt are set out in Appendix 10, Part A in respect of the Restructuring Loans and in Appendix 12 in respect of the Restructuring Notes. Appendix 11 summarises the repayment structure, security structure and intercreditor arrangements in respect of the Restructuring Loans. The general terms of the Restructuring Debt are summarised below:

Debt	Principal Amount		Final Maturity	Interest Rate

A1 Debt	£400,000,000		2015	LIBOR plus 2.5 per cent.

A2 Debt	Up to £460,000,000	(1)	2015	LIBOR plus 4.0 per cent.

A3 Debt	Up to £94,446,675	(2)	2020	LIBOR plus 5.0 per cent.

B Debt	£338,400,000	(3)	2025	LIBOR plus 2.0 per cent.

Total Debt	Up to £1,292,846,675

Notes

(1)	The amount of A2 Debt outstanding immediately following the Restructuring will be lower to the extent that the A Cash Election is exercised or deemed to be exercised and funded from Actual Project Funds. Section 5 of this Part contains further details.

(2)	The amount of A3 Debt outstanding immediately following the Restructuring will be equal to the sum of the existing senior secured debt (as described in Section 2 of this Part and converted into sterling at the Scheme Rate (as appropriate)) less the sum of the A1 Debt, A2 Debt and B Debt, but will be lower to the extent that the A Cash Election is exercised or deemed to be exercised and funded from Actual Project Funds. Section 5 of this Part contains further details. It is not possible to calculate the exact amount of A3 Debt as the Scheme Rate will be set after the posting of this document. Based on an illustrative exchange rate of US$1.66 to £1, the approximate amount of A3 Debt would be as shown in the table.

(3)	This is the aggregate amount (excluding interest) claimed by Drax Power from the TXU Europe Companies (net of VAT payable in respect thereof). Details of this claim are set out in Part E, Section 4.3. There is no assurance as to the amount of this claim which will ultimately be recovered and available.

The proposed debt structure of the Drax Group and the InPower Group following the implementation of the Restructuring is set out in diagrammatic form on the next page.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The proposed debt structure

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

3.1    A1 Debt

The A1 Debt will be the first ranking tranche of the new secured debt, subject to the priority of the Credit Support Facility, certain elements of the A1 Hedging and the rights of the B Lenders in respect of the TXU Claim.

The A1 Debt will have the following scheduled amortisation profile and a final maturity date of 2015:

Amortisation
Year	(£ million)

2007	10

2008	20

2009	55

2010	55

2011	55

2012	55

2013	50

2014	50

2015	50

Interest on the A1 Debt will be payable on a semi-annual basis after, amongst others things, payments in respect of the Super Priority Facilities. The annual scheduled repayment of principal (shown above) will be payable in two equal instalments on the semi-annual Interest Payment Dates (although only one payment will be made in 2015).

The A1 Debt will have the benefit of certain mandatory prepayment obligations as well as a debt service reserve account, the A1 DSRA, funded at completion of the Restructuring, to the extent of cash available in accordance with the Restructuring Date Waterfall, to an amount equal to the forecast interest payments on the A1 Debt falling due on the two Interest Payment Dates following the Restructuring and thereafter funded in accordance with the Cash Flow Waterfall to a level equal to the forecast interest and scheduled principal payments on the A1 Debt falling due on the next two Interest Payment Dates following the relevant Interest Payment Date (taking account of A1 Hedging Fixed Amounts). Each holder of A1 Debt will have an option to require prepayment at par in the event of a Change in Control.

Drax Opco will enter into new interest rate hedging arrangements in respect of the A1 Loans with the A1 Hedging Banks and will acquire, by way of novation, the Restructured Hedging. The terms of such hedging are set out in Appendix 14, Part A.

3.2    A2 Debt

The A2 Debt will be the second ranking tranche of the new secured debt, subject to the priority of the Credit Support Facility, the A1 Debt, certain elements of the A1 Hedging and the rights of the B Lenders in respect of the TXU Claim.

The A2 Debt will have no fixed amortisation profile; however, the outstanding principal balance will fall due for payment on 30th June, 2015.

Interest on the A2 Debt will be payable on a semi-annual basis after, amongst other things, payments in respect of the Super Priority Facilities and payment of interest on the A1 Debt, payments in respect of the A1 Hedging Fixed Amounts, scheduled principal payments then due on the A1 Debt and A1 Hedging Partial Termination Payments and a cash sweep into the A1 DSRA to ensure it is funded to a balance which will cover interest payments on the A1 Debt which will fall due on the next two Interest Payment Dates.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

If there are insufficient funds to pay interest on the A2 Debt, interest will be deferred (but not capitalised). There will be a six months (18 months on or before 31st December, 2006) look-forward test for A2 Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the forecast shortfall of interest will (in accordance with the Cash Flow Waterfall) be placed into a reserve account, the A2 DSRA. Amounts standing to the credit of the A2 DSRA will be used to make payments in respect of the Super Priority Facilities, payment of interest on the A1 Debt, payment of the A1 Hedging Fixed Amounts and scheduled principal then due on the A1 Debt and A1 Hedging Partial Termination Payments before making payments of interest on the A2 Debt, if there are insufficient funds available in the Cash Flow Waterfall for those purposes and if the A1 DSRA has been fully utilised.

Prepayment of the principal on the A2 Debt will not occur prior to the principal amount of the A1 Debt reducing to below £200,000,000 and will thereafter be dependant upon there being sufficient funds available for such purpose in accordance with the Cash Flow Waterfall. Each holder of A2 Debt will have an option to require prepayment at par plus all accrued interest thereon in the event of a Change in Control.

3.3    A3 Debt

The A3 Debt will be the third ranking tranche of the new secured debt, subject to the priority of the Credit Support Facility, the A1 Debt, certain elements of the A1 Hedging, the A2 Debt and the rights of the B Lenders in respect of the TXU Claim.

The A3 Debt will not receive cash repayment of principal until the A1 Debt and the A2 Debt have been repaid in full in accordance with the Cash Flow Waterfall.

Unpaid interest on the A3 Debt will be deferred (but not capitalised). There will be a six months (18 months on or before 31st December, 2006) look-forward test for A3 Debt interest on a 1.0 x debt service cover ratio and, to the extent that such test is not passed, an amount equal to the forecast shortfall of interest will (in accordance with the Cash Flow Waterfall) be placed into a reserve account, the A3 DSRA. Amounts standing to the credit of the A3 DSRA will be used to make payments in respect of the Super Priority Facilities then due, payment of interest on the A1 Debt, payment of A1 Hedging Fixed Amounts, scheduled principal then due on the A1 Debt, A1 Hedging Partial Termination Payments and interest in respect of the A2 Debt before making payments of interest on the A3 Debt, if there are insufficient funds available in the Cash Flow Waterfall, the A1 DSRA and the A2 DSRA for those purposes.

At the election of a 66 2/3 per cent. majority by value of the A3 Lenders, there will be a 100 per cent. mandatory prepayment at par plus all accrued interest thereon of all of the A3 Debt on a Change in Control.

3.4    B Debt

The B Debt will be the fourth ranking tranche of the new secured debt, subject to the priority of the Credit Support Facility, the A1 Debt, certain elements of the A1 Hedging, the A2 Debt, the A3 Debt, but will have a first priority claim over the TXU Claim and the proceeds thereof, which will be its primary source of repayment.

Interest on the B Debt will be paid in accordance with the Cash Flow Waterfall, where it ranks behind, amongst other things, scheduled A1 Debt payments, interest in respect of the A2 Debt and the A3 Debt and required transfers to the other Debt Service Reserve Accounts.

If there are insufficient funds to pay interest on the B Debt, interest will be deferred (but not capitalised). There will be a six months look-forward test for B Debt interest on a 1.0 x debt service cover ratio and, to the extent such test is not passed, an amount equal to the forecast shortfall of interest will (in accordance with the Cash Flow Waterfall) be placed into a reserve account, the B DSRA. Amounts standing to the credit of the B DSRA will be used to make payments in respect of the Super Priority Facilities, payment of interest on the A1 Debt, payments of A1 Hedging Fixed Amounts, scheduled principal then due on the A1 Debt, A1 Hedging Partial Termination Payments, interest in respect of the A2 Debt and interest in

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law respect of the A3 Debt before making payments of interest on the B Debt, if there are insufficient funds available in the Cash Flow Waterfall and the other Debt Service Reserve Accounts for those purposes.

Proceeds (excluding VAT) of the TXU Claim will be used to prepay the principal amount of the B Debt and interest thereon. The principal amount outstanding of the B Debt will only otherwise be repaid once the A1 Debt, the A2 Debt and the A3 Debt have been repaid in full.

4.     The Notes/Loans Election

Each Existing Senior Creditor will be entitled to elect in a Claim Notification Form for it (or its Designated Recipient) to receive Restructuring Loans or Restructuring Notes or a combination of both. However, entitlements to receive Restructuring Loans and/or Restructuring Notes are subject to any applicable restrictions on the delivery of securities, as referred to in more detail in Section 7 of this Part.

The Restructuring Loans will be obligations of InPower 2, a recently incorporated parent company of InPower. The Restructuring Notes will be issued by NoteCo, a recently incorporated special purpose vehicle. NoteCo will receive Restructuring Loans corresponding to the Restructuring Notes it issues.

If an Existing Senior Creditor wishes its Designated Recipient to receive some or all of its entitlement to Restructuring Debt in the form of Restructuring Loans and that Designated Recipient is not a Scheme Creditor, it should ensure that its Designated Recipient executes a power of attorney in the form attached as a schedule to the relevant Claim Notification Form. Scheme Creditors will give their power of attorney under the terms of the Schemes.

The power of attorney will authorise the InPower 2 Facility Agent to execute the InPower 2 Facility Agreement, the InPower 2 Intercreditor and Security Trust Deed and (to the extent that the relevant person receives A3 Loans) the Shareholders’ Agreement in relation to the Equity corresponding to those A3 Loans on behalf of that person.

The power of attorney in the form attached as a schedule to the relevant Claim Notification Form must be validly executed and submitted with any relevant documentation evidencing the Designated Recipient’s authority to sign it, as described in the guidance notes set out in the schedule to the relevant Claim Notification Form, by the Elections Closing Date (being 5:00 p.m. (London time) on 8th December, 2003). If a Designated Recipient fails to do this then the Notes/ Loans Election section of the relevant Claim Notification Form will be deemed not to be valid with the result that:

(a)	the relevant Senior Bondholder or Definitive Holder will be deemed to have elected for its Designated Recipient to receive Restructuring Notes; and

(b)	the entitlement of the Designated Recipient of any other Existing Senior Creditor to Restructuring Loans will be held by the Escrow Trustee pending receipt of a validly executed power of attorney and any required evidence.

If, in respect of a Scheme Claim or part of a Scheme Claim, either no Claim Notification Form is submitted by the Elections Closing Date (being 5:00 p.m. (London time) on 8th December, 2003) or a Claim Notification Form is submitted by such time but the Notes/ Loans Election section of the Claim Notification Form has not been completed (or has not been completed in accordance with the instructions therein):

(a)	a Senior Bondholder or Definitive Holder will be deemed to have elected for it (or its Designated Recipient) to receive Restructuring Notes; and

(b)	any other Existing Senior Creditor will be deemed to have elected for it (or its Designated Recipient) to receive Restructuring Loans.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

5.	The A Cash Election

5.1	Terms of the A Cash Election

Under the A Cash Election, in respect of each Scheme Claim or a percentage of that Scheme Claim, each Existing Senior Creditor will be entitled to elect in a Claim Notification Form, or may be deemed to have elected (as set out in Section 5.3 of this Part), for it (or its Designated Recipient) to receive, subject to scaling down, instead of the A2 Debt and A3 Debt that it (or its Designated Recipient) would otherwise have received under the terms of the Schemes, a cash sum comprising:

•	71 pence for each £1 of A2 Debt; and

•	1 penny for each £1 of A3 Debt.

Each Senior Bondholder and Definitive Holder should note that in certain circumstances, described in Section 5.3 of this Part, it will be deemed to have elected for it (or its Designated Recipient) to receive cash under the A Cash Election.

In making any election to receive cash under the A Cash Election, the percentage of A3 Debt treated as being subject to that election will automatically equal the percentage of A2 Debt which is the subject of that election. An Existing Senior Creditor so electing (or deemed to have so elected) or its Designated Recipient will not be entitled to receive Equity in respect of the A3 Debt it would have received but for its A Cash Election being satisfied.

5.2    Positive A Cash Elections

If, in respect of a Scheme Claim or percentage of that Scheme Claim, a valid Claim Notification Form with a valid election made in respect of the A Cash Election is submitted by the Elections Closing Date (being 5:00 p.m. (London time) on 8th December, 2003), that election will constitute a Positive A Cash Election.

A Positive A Cash Election will result in an Existing Senior Creditor (or its Designated Recipient) having a better chance of receiving cash under the A Cash Election than if a Deemed A Cash Election had been made.

5.3	Position of Senior Bondholders and Definitive Holders and Deemed A Cash Elections

Each Senior Bondholder and each Definitive Holder will need to make a valid election for cash by the Elections Closing Date in order to be treated as having made a Positive A Cash Election. To the extent that a Senior Bondholder or Definitive Holder does not make a Positive A Cash Election by the Elections Closing Date, that Senior Bondholder or Definitive Holder will be deemed to have made an A Cash Election. This is referred to as a Deemed A Cash Election. The Deemed A Cash Elections will only be satisfied if, and to the extent that, there are sufficient Actual A Cash-Out Funds after having satisfied the Positive A Cash Elections (as described in Section 5.6 of this Part). To the extent that a Positive A Cash Election or a Deemed A Cash Election is made in respect of all or a percentage of a Scheme Claim and the Actual A Cash-Out Funds are insufficient to satisfy that election in full, a Senior Bondholder or Definitive Holder (or its Designated Recipient) will receive A2 Debt and A3 Debt (and the corresponding Equity).

However, entitlements to receive A2 Debt, A3 Debt and Equity are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

5.4    Position of any other Existing Senior Creditors

Each Existing Senior Creditor (other than Senior Bondholders and Definitive Holders) will need to make a valid election for cash by the Elections Closing Date in order to be treated as having made a Positive A Cash Election. To the extent that such Existing Senior Creditor does not make a Positive A Cash

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Election by the Elections Closing Date, that Existing Senior Creditor (or its Designated Recipient) will receive A2 Debt and A3 Debt (and the corresponding Equity).

However, entitlements to receive A2 Debt, A3 Debt and Equity are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

5.5	Source of funds for the A Cash Election

There will be two sources of funds for the A Cash Election:

(a)	the Actual Project Funds to be made available by Drax Holdings; and

(b)	the IPR A Cash-Out Funds (up to a maximum of £100,000,000) to be made available by IPR and supported by the Letter of Credit.

The A Cash Election will be funded as follows:

(a)	first, by Drax Holdings from Actual Project Funds of up to £30,000,000;

(b)	second, by IPR from the IPR A Cash-Out Funds until the IPR A Cash-Out Funds are exhausted; and

(c)	third, by Drax Holdings from any Actual Project Funds in excess of £30,000,000 until the Actual Project Funds are exhausted.

The amount of cash expected to be provided by Drax Holdings as Actual Project Funds is currently estimated to be £15,000,000 to £30,000,000.

5.6	Scaling down of elections for the A Cash Election

Provided that the COOIA has not terminated in accordance with its terms, if the total amount of cash required to satisfy all A Cash Elections in full (whether Positive A Cash Elections or Deemed A Cash Elections) is greater than the Actual A Cash-Out Funds, the A Cash Elections will be scaled down on the following basis:

(a)	first, Positive A Cash Elections will be satisfied to the extent possible pro rata; and

(b)	second, Deemed A Cash Elections will be satisfied to the extent possible from the remaining available funds pro rata.

To the extent that an A Cash Election (whether a Positive A Cash Election or a Deemed A Cash Election) is scaled down, the relevant Existing Senior Creditor (or its Designated Recipient) will be entitled to receive A2 Debt and A3 Debt (and the corresponding Equity) for the balance.

However, entitlements to receive A2 Debt, A3 Debt and Equity are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

The satisfaction and scaling down of A Cash Elections will operate independently of the satisfaction and scaling down of B Cash Elections, described in Section 6.6 of this Part.

The consequences of the COOIA terminating in accordance with its terms are explained in Part D, Section 1.7.

5.7    Consequences of the A Cash Election

Where Actual Project Funds are used to satisfy A Cash Elections, the principal amounts of A2 Debt and A3 Debt which would otherwise have been issued to the relevant Existing Senior Creditor (or its Designated Recipient) in accordance with the terms of the Schemes will not be issued.

To the extent that IPR A Cash-Out Funds are used to satisfy A Cash Elections, IPR or its nominated subsidiary will be issued with A2 Loans and A3 Loans in the principal amounts of the A2 Debt and A3 Debt which would otherwise have been issued to the relevant Existing Senior Creditor (or its Designated Recipient) in accordance with the terms of the Schemes. In addition, IPR or its nominated

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law subsidiary will receive ordinary shares in Drax Group Limited such that the proportion of ordinary shares in Drax Group Limited issued to it relative to all of the Equity is the same as the proportion of the principal amount of A3 Debt issued to it relative to all A3 Debt.

6.      The B Cash Election

6.1    Terms of the B Cash Election

Provided that the COOIA has not terminated in accordance with its terms, if an Existing Senior Creditor has made a Positive A Cash Election in respect of all or a proportion of a Scheme Claim, under the B Cash Election it will be entitled to elect in its Claim Notification Form for it (or its Designated Recipient) to receive, subject to scaling down, a cash sum instead of the B Debt it would have otherwise received under the terms of the Schemes. This cash sum will comprise 55 pence for each £1 of B Debt.

The percentage of B Debt in respect of which the B Cash Election may be exercised must be the same as the percentage of A2 Debt and A3 Debt in respect of which the corresponding A Cash Election was exercised.

If the COOIA terminates in accordance with its terms, the B Cash Election will lapse. The result of a lapse of the B Cash Election is explained in Part D, Section 1.7.

6.2    Positive B Cash Elections

If, in respect of a Scheme Claim or percentage of that Scheme Claim, a valid Claim Notification Form with a valid election made in respect of the B Cash Election is submitted by the Elections Closing Date, that election will constitute a Positive B Cash Election. If an Existing Senior Creditor makes a Positive A Cash Election it will be treated as also having made a Positive B Cash Election unless the relevant Claim Notification Form makes a valid election for B Debt.

A Positive B Cash Election will result in the relevant Existing Senior Creditor (or its Designated Recipient) having a better chance of receiving cash under the B Cash Election than if a Deemed B Cash Election had been made.

6.3	Position of Senior Bondholders and Definitive Holders and Deemed B Cash Elections

Each Senior Bondholder and Definitive Holder will need to make a valid election for cash by the Elections Closing Date in order to be treated as having made a Positive B Cash Election save that if it has made a Positive A Cash Election and does not make any election for the B Cash Election it will be treated as having made a Positive B Cash Election for the same proportion of its Scheme Claims as its Positive A Cash Election. If a Senior Bondholder or Definitive Holder is deemed to have made a Deemed A Cash Election in accordance with the terms of the Drax Holdings Scheme, that person will be deemed to have made a B Cash Election. This is referred to as a Deemed B Cash Election. The Deemed B Cash Elections will only be satisfied, subject to any scaling down, if there are Actual B Cash-Out Funds remaining after having satisfied the Positive B Cash Elections (as described in Section 6.6 of this Part).

However, entitlements to receive B Debt are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

If a Senior Bondholder or Definitive Holder wishes to participate in the A Cash Election but not the B Cash Election it should ensure that it makes a Positive Election for B Debt. Failure to do so may result in it receiving cash instead of B Debt.

6.4    Position of any other Existing Senior Creditors

Each Existing Senior Creditor (other than Senior Bondholders and Definitive Holders) that has made a Positive A Cash Election will need to make an election to receive B Debt in order not to be treated as having made a Positive B Cash Election. To the extent that such Existing Senior Creditor does not submit

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law or is not treated as having made a Positive B Cash Election and has not made a Positive A Cash Election, it (or its Designated Recipient) will receive B Debt.

However, entitlements to receive B Debt are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

6.5	Source of Funds for the B Cash Election

IPR will provide a maximum of £30,000,000 to fund the B Cash Election. IPR will provide these funds independently of whether IPR receives any A2 Loans and A3 Loans as a result of the A Cash Election.

6.6	Scaling down of elections for the B Cash Election

If the total amount of cash required to satisfy all B Cash Elections in full (whether Positive B Cash Elections or Deemed B Cash Elections) is greater than the Actual B Cash-Out Funds, the B Cash Elections will be scaled down on the following basis:

(a)	first, Positive B Cash Elections will be satisfied to the extent possible pro rata; and

(b)	second, Deemed B Cash Elections will be satisfied to the extent possible from the remaining available funds pro rata.

To the extent that a B Cash Election (whether a Positive B Cash Election or a Deemed B Cash Election) is scaled down, the relevant Existing Senior Creditor (or its Designated Recipient) will be entitled to receive B Debt for the balance.

However, entitlements to receive B Debt are subject to any applicable restrictions on the delivery of securities to certain jurisdictions, as referred to in more detail in Section 7 of this Part.

The satisfaction and scaling down of B Cash Elections will operate independently of the satisfaction and scaling down of A Cash Elections.

6.7	Consequences of the B Cash Election

To the extent that the Actual B Cash-Out Funds are used to satisfy B Cash Elections, IPR will be issued with B Loans in the principal amount of B Debt which would otherwise have been issued to the relevant Existing Senior Creditor (or its Designated Recipient) in accordance with the terms of the Schemes.

7.	Ineligible Persons

All elections (whether Positive Elections or, if appropriate, Deemed Elections) for Existing Senior Creditors (or their Designated Recipients) to receive any Restructuring Securities will be subject to any applicable restrictions on the delivery of securities to certain jurisdictions. If any such person is identified to Drax Holdings prior to the Elections Closing Date as an Ineligible Person, such person will be treated for all purposes as having made a Positive A Cash Election and a Positive B Cash Election in respect of the amount of the Scheme Claim in respect of which it is so identified. If any Ineligible Person is not so identified prior to the Elections Closing Date it will, if it is a Senior Bondholder or Definitive Holder, be treated as having made a Deemed A Cash Election and a Deemed B Cash Election in respect of such Scheme Claim. In any event, to the extent that any Ineligible Person’s cash election (whether positive or deemed) in respect of A2 Debt and A3 Debt (and the corresponding proportion of Equity), and/or in respect of the B Debt, is not satisfied in full in cash, such Restructuring Securities (together with its entitlement to A1 Debt) will be sold pursuant to the provisions set out in the Schemes and the net proceeds of such sale (after deduction of all applicable expenses and taxes) paid to the relevant Ineligible Person in satisfaction of its right to receive Scheme Consideration.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

8.     Payment of interest

No interest will be paid to the Senior Banks in respect of the senior secured indebtedness of InPower or to the Senior Bondholders, any Definitive Holders or Hedging Banks in respect of the senior secured indebtedness of Drax Holdings that is being compromised or arranged in the Restructuring for the period from and including 1st July, 2003 to and including the Effective Date.

However, all Existing Senior Creditors (or their Designated Recipients) will be entitled to receive a fee in cash representing notional interest on the A1 Debt and the A2 Debt which is distributed to them as part of the Scheme Consideration from and including 1st July, 2003 (or, in the case of a Hedging Bank, from and including the relevant Hedging Termination Date for the relevant Hedging Termination Payment) to and including 31st December, 2003. This cash will be paid on the Effective Date in accordance with the Restructuring Date Waterfall. Part of this cash will be paid as part of the Scheme Consideration and the balance will be paid pursuant to the terms of the A1 Debt and the A2 Debt.

An Existing Senior Creditor (or its Designated Recipient) who receives cash under the A Cash Election rather than all or part of its entitlement to A2 Debt (and the corresponding proportion of A3 Debt) will receive, as part of its Scheme Consideration, a fee in cash representing notional interest on that entitlement to A2 Debt from and including 1st July, 2003 (or, in the case of a Hedging Bank, from and including the relevant Hedging Termination Date for the relevant Hedging Termination Payment) to and including the Effective Date.

In the event that the Drax Holdings Scheme has been approved by the requisite majority at the Scheme Meeting of the Drax Holdings Scheme Creditors but has not become effective by 31st December, 2003 (and therefore the InPower Scheme too has not become effective by 31st December, 2003), the arrangements relating to the payment of interest described above will be altered as described in the letters contained in Part A and Part B.

Those persons to whom the A3 Debt and the B Debt is distributed will be entitled to receive interest on the A3 Debt and the B Debt from and including 1st July, 2003 to and including 31st December, 2003, but as a result of the operation of the Restructuring Date Waterfall it is not expected that this interest will be paid in cash on the Effective Date and it will accordingly be paid thereafter in accordance with the Cash Flow Waterfall.

9.     Cash Flow Waterfall and Restructuring Date Waterfall

The order of payments for the Restructuring Loans (and consequently for the Restructuring Notes) on any Interest Payment Date (other than the Effective Date) will be as set out in the Cash Flow Waterfall, which is summarised in Appendix 10, Part A, Section 8.

On the Effective Date, available cash will be applied in the order set out in the Restructuring Date Waterfall, which is also summarised in Appendix 10, Part B.

10.    The Equity and Linked Securities

To the extent that an Existing Senior Creditor (or its Designated Recipient) receives A3 Debt, Drax Group Limited will issue, to that Existing Senior Creditor (or its Designated Recipient), ordinary shares in Drax Group Limited corresponding to that Existing Senior Creditor’s (or its Designated Recipient’s) participation in the A3 Debt. To the extent that the A Cash Election is funded by IPR A Cash-Out Funds, Drax Group Limited will issue ordinary shares in Drax Group Limited to IPR (or one of its wholly owned subsidiaries) corresponding to the A3 Loans received by it as a result of the A Cash Election.

On the basis of the level of existing senior secured debt of Drax Holdings that is being compromised or the subject of an arrangement pursuant to the Drax Holdings Scheme (based on an exchange rate of US$1.66 to £1 and as set out in Section 2 of this Part) and assuming that £30,000,000 of Actual Project Funds and all IPR A Cash-Out Funds are used to fund the A Cash Election, IPR will own approximately 33.6 per cent. of the ordinary shares in Drax Group Limited and Existing Senior Creditors (or their

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Designated Recipients) holding A3 Debt will own the remaining Equity. If Actual Project Funds are £15,000,000 rather than £30,000,000, IPR will own approximately 32 per cent. of the Equity. Assuming £30,000,000 of Actual Project Funds are used, this will reduce the amount of A2 Loans from an estimated £460,000,000 to £417,868,310 and A3 Loans from an estimated £94,446,675 to £85,796,245. This will result in a deleveraging of the consolidated balance sheet of Drax Group Limited by £50,782,120.

Drax Group Limited will issue the Equity to those persons entitled to it, credited as fully paid, with a nominal value of 0.001 pence per share and in certificated form. Drax Holdings will pay the subscription monies in respect of the Equity on behalf of Existing Senior Creditors (or their Designated Recipients) and IPR, which are estimated to be approximately £944.47. Drax Group Limited will own the entire issued share capital of Drax Intermediate, which will in turn own the entire issued share capital of Drax Holdings.

In order to provide a period of stability following the Restructuring within which the Drax Group may operate, the A2 Debt, the A3 Debt and the Equity, referred to as the Linked Securities, will remain linked for an initial period, referred to as the Linked Period. During the Linked Period, no holder of Linked Securities may transfer any single Linked Security without also simultaneously transferring proportionate amounts of its other Linked Securities to the same transferee.

Subject to the drag along rights described in Appendix 15, the Linked Period will end on the earlier of:

(a)	31st December, 2008; or

(b)	the date on which the aggregate outstanding balance of the A1 Debt and the A2 Debt falls below £600,000,000; or

(c)	the date on which a positive vote of not less than 75 per cent. of the aggregate holders by value of the A2 Loans to terminate the Linked Period takes effect.

The Linked Period will also terminate if the drag along rights, which are described in Appendix 15, are exercised.

The A2 Notes, the A3 Notes and the Equity will be subject to contractual restrictions contained in the Restructuring Notes Trust Deed and the New Articles which will prevent the transfer of the Linked Securities except in accordance with the principle of linkage described above. The A2 Loans, the A3 Loans and the Equity will also be subject to contractual restrictions contained in the InPower 2 Facility Agreement and the New Articles which will prevent the transfer of the Linked Securities except in accordance with the principle of linkage described above. During the Linked Period, holders who wish to transfer the Linked Securities and the proposed transferees will be required to execute combined instruments of transfer in respect of the A2 Notes, A3 Notes and Equity and A2 Loans, A3 Loans and Equity which will include, amongst other things, undertakings as to Change in Control and Controllers of Drax Group Limited.

Drax Group Limited, the Escrow Trustee, IPR and those Existing Senior Creditors (or their Designated Recipients) who receive Restructuring Loans will enter into or otherwise be bound by a Shareholders’ Agreement which is summarised in Appendix 15. All holders of the Equity will be subject to the provisions of the New Articles which are also summarised in Appendix 15.

11.    Restructuring fees

Restructuring fees will be paid as Scheme Consideration to Existing Senior Creditors (or their Designated Recipients) by InPower 2 on completion of the Restructuring. A fee of 0.25 per cent. will be paid on the principal amounts outstanding under the Facility Agreement, the Senior Bonds and the Hedging Termination Payments. Based on an illustrative exchange rate of US$1.66 to £1, this fee is estimated to be £3,232,116.69 in aggregate.

An additional fee of 0.25 per cent. on the principal amount outstanding under the Facility Agreement will be paid to Deutsche Bank AG London (for distribution to the members of the Bank Steering Committee)

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law by InPower 2. An additional fee of 0.25 per cent. on the aggregate of the Hedging Termination Payments of Hedging Banks who are members of the Hedging Bank Steering Committee and the Restructured Hedging Amount will be paid by InPower 2 to Barclays Bank plc for distribution to the members of the Hedging Bank Steering Committee. An additional fee of 0.25 per cent. on the principal amount outstanding under the Senior Bonds will be paid by InPower 2 to the order of the Ad Hoc Bond Committee, which has directed that this fee be paid to the Senior Bondholders and any Definitive Holders. Based on an illustrative exchange rate of US$1.66 to £1, this fee is estimated to be £3,244,226.69 in aggregate.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

PART D OF THE EXPLANATORY STATEMENTS

The Restructuring will be implemented through the Schemes. The Schemes are court-supervised procedures in England, the Cayman Islands and Jersey through which Drax Holdings and InPower will enter into compromises or arrangements with their respective Scheme Creditors to effect a restructuring of their respective financial obligations.

The table below sets out the jurisdictions in which the Schemes are proposed to be implemented and gives details of the Scheme Claims which are to be compromised or are to be the subject of an arrangement pursuant to the Schemes, and of the Scheme Creditors in respect of these Scheme Claims.

Company	Jurisdictions	Scheme Claims	Scheme Creditor

Drax Holdings	• Cayman Islands	• Senior Bonds	• Global Depositary • Definitive Holders
	• England and Wales	• Included Eurobond Coupons	• Eurobond Trustee
		• Hedging Termination Payments	• Hedging Banks

InPower	• Jersey	• Bank Loan	• Senior Banks
• England and Wales

The Senior Bondholders (through the claim of the Global Depositary), any Definitive Holders, the Eurobond Trustee and the Hedging Banks will participate in the Drax Holdings Scheme. The Senior Banks will participate in the InPower Scheme and will receive the Scheme Consideration to which the Eurobond Trustee is entitled under the Drax Holdings Scheme. The Senior Banks have directed the Bank Security Trustee to direct the Eurobond Trustee to vote in favour of the Drax Holdings Scheme in accordance with the InPower Intercreditor and Security Trust Deed and the Eurobond Trust Deed respectively.

The implementation of the Schemes will be conditional on, amongst other things, each Scheme becoming effective in each relevant jurisdiction. Drax Holdings and InPower will not take the necessary steps to make the Drax Holdings Scheme and the InPower Scheme respectively effective unless, amongst other things, the English Court, the Cayman Court and the Jersey Court have each made orders sanctioning the relevant Schemes. Further details are set out in Section 1.7 of this Part.

This Part D is divided into three Sections:

•	Section 1 contains an overview of the scheme mechanics which are relevant to the Drax Holdings Scheme and the InPower Scheme;

•	Section 2 contains an overview of the scheme mechanics which are primarily relevant to the Drax Holdings Scheme (although, this Section will also be of interest to InPower Scheme Creditors who will receive Scheme Consideration to which the Eurobond Trustee is entitled under the Drax Holdings Scheme); and

•	Section 3 contains an overview of the scheme mechanics which are primarily relevant to the InPower Scheme.

1.     Matters common to the Drax Holdings Scheme and the InPower Scheme

1.1    Overview of the Schemes — procedure

1.1.1  Voting on the Schemes

Scheme Creditors (other than Hedging Banks) are entitled to attend and vote at the relevant Scheme Meeting either in person or by proxy. Only the votes of Drax Holdings Scheme Creditors voting at the Scheme Meeting in respect of the Drax Holdings Scheme in person or by proxy can be taken into account for the purpose of establishing whether the requisite approvals for the Drax Holdings Scheme have been obtained. Similarly, only the votes of InPower Scheme Creditors voting at the Scheme Meeting in respect

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law of the InPower Scheme in person or by proxy can be taken into account for the purpose of establishing whether the requisite approvals for the InPower Scheme have been obtained.

In order to attend and vote at the relevant Scheme Meeting, Scheme Creditors should complete and lodge a Form of Proxy (as summarised below). Further instructions for completing and lodging a Form of Proxy are given in Appendix 22.

Please note that:

(a)	Senior Bondholders may instruct the Global Depositary, via the Account Holder Letter submitted by their Account Holder by 5.00 p.m. (London time) on 8th December, 2003 in respect of their interest in Senior Bonds, to vote with respect to their interest in Senior Bonds either for or against the Drax Holdings Scheme at the Scheme Meeting in relation to the Drax Holdings Scheme.

(b)	Senior Bondholders will only be able to vote in person or by proxy at the Drax Holdings Scheme Meeting and count towards the ‘majority in number’ limb of the statutory test described at Section 2.2 of this Part if they have exchanged their interests in Senior Bonds so as to become Definitive Holders by the Record Date. Details of how a Senior Bondholder can become a Definitive Holder are set out in Appendix 21.

It is not necessary, however, for Senior Bondholders to become Definitive Holders in order to be able to attend and speak at the Drax Holdings Scheme Meeting or to have their voting instructions counted at the Drax Holdings Scheme Meeting. Senior Bondholders may give their voting instructions (through Account Holder Letters) to the Global Depositary who will vote on their behalf at the Drax Holdings Scheme Meeting. Senior Bondholders who do not become Definitive Holders will therefore be counted towards the “three-fourths in value” limb of the statutory test.

(c)	Senior Bondholders may nominate a person (who may be the Senior Bondholder) in their Account Holder Letter to attend and speak (but not to vote) at the Drax Holdings Scheme Meeting. The person nominated must present themselves at the registration desk for the Drax Holdings Scheme Meeting no later than one hour before the scheduled start time of that Scheme Meeting and provide a copy of the Account Holder Letter in which they are nominated together with one piece of personal identification showing their picture (e.g. passport or driving licence with photocard). Only the person nominated will be entitled to attend and speak.

(d)	Senior Banks do not have the right to attend or speak at the Drax Holdings Scheme Meeting.

(e)	The Hedging Banks have undertaken not to vote in the Drax Holdings Scheme in respect of the Hedging Termination Payments and will not lodge a Form of Proxy. However, Hedging Banks may vote in the Drax Holdings Scheme in respect of their interests in the Senior Bonds (if any) and in the InPower Scheme in respect of the amount of their participation in the Bank Loan (if any).

(f)	No assignee or transferee of a Scheme Claim following the Record Date will be entitled to vote at the relevant Scheme Meeting.

1.1.2  Voting by proxy

Set out in Appendices 24 and 25 are forms of Form of Proxy for use by Drax Holdings Scheme Creditors in voting on the Drax Holdings Scheme and for use by InPower Scheme Creditors in voting on the InPower Scheme respectively. The relevant Form of Proxy should be completed in accordance with the instructions set out on it, indicating the value of the Scheme Claim. See below for an explanation of the value of a Scheme Claim for voting purposes.

The relevant Scheme Company may require details of any Scheme Creditor’s entitlement to a Scheme Claim in order to establish its entitlement to vote. Instructions to this effect are set out in the Form of Proxy.

Scheme Creditors are requested to complete the relevant Form of Proxy in accordance with the instructions set out on it and return it to Capita IRG for the attention of the Manager by 5.00 p.m. (London

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law time) on 8th December, 2003 (although it is recommended that they be received earlier than this date). Forms of Proxy may be returned by fax (to fax number +44 208 639 2180 marked for the attention of the Manager). If for any reason this cannot be done, Forms of Proxy may be handed in at the registration desk at the relevant Scheme Meeting and Scheme Creditors are urged to do so no later than one hour before the scheduled time of the relevant Scheme Meeting. Thereafter, Scheme Creditors may lodge completed Forms of Proxy with the chairman of the relevant Scheme Meeting at that Scheme Meeting.

The lodging of a Form of Proxy in advance of a Scheme Meeting does not prevent a Scheme Creditor from revoking such proxy and delivering a new Form of Proxy on or before the date of the relevant Scheme Meeting or from revoking such proxy and attending and voting in person.

Please read the instructions on the relevant Form of Proxy carefully before completing it. Failure to complete the relevant Form of Proxy in accordance with those instructions may result in your vote being disallowed.

1.1.3	Meetings of Scheme Creditors and Court sanction hearings

An opportunity will be given at the relevant Scheme Meeting for Scheme Creditors, their proxies and persons nominated by Senior Bondholders in Account Holder Letters to ask any questions and to raise any issues they may have in relation to the relevant Scheme.

Assuming that the relevant Scheme is approved by the relevant Scheme Creditors at the Scheme Meeting by the requisite statutory majorities, fairness hearings before the relevant Courts will be necessary to sanction the Schemes. Only those Drax Holdings Scheme Creditors who attend and vote (in person or by proxy) at, and Senior Bondholders who submit voting instructions in relation to, the Drax Holdings Scheme Meeting can attend and be heard, as of right, at the sanction hearing before the Grand Court of the Cayman Islands. All other interested parties wanting to be heard will have to seek leave of the Grand Court. All Scheme Creditors and Senior Bondholders are entitled to attend the other Court hearings relevant to them in person or through counsel to support or oppose the sanctioning of the relevant Scheme. It is expected that the Court hearings for the InPower Scheme will be held on 17th December, 2003 at the High Court in London and on 19th December, 2003 at the Royal Court in St Helier, Jersey and for the Drax Holdings Scheme will be held on 15th December, 2003 at the Grand Court of the Cayman Islands and on 17th December, 2003 at the High Court in London. In the event that the dates of the above Court hearings are changed, revised dates will be advertised in widely circulated national newspapers or other publications in England, Jersey and the Cayman Islands.

1.1.4	Valuation of Scheme Claims for voting purposes

For the purpose of valuing a Scheme Claim for voting purposes, all Scheme Claims that are denominated in a currency other than sterling will be converted into sterling at the Scheme Rate and will include accrued but unpaid interest. The values of the Scheme Claims for the purposes of voting are set out in Schedule 1 to the Drax Holdings Scheme set out in part II and the Schedule to the InPower Scheme set out in part III.

The valuation of the Eurobond Trustee’s Scheme Claim for voting purposes in the Drax Holdings Scheme will be the amount equal to the net present value of its interest in the Included Eurobond Coupons calculated in accordance with the Calculation Agency Agreement. Further information in relation to the Included Eurobond Coupons is set out in Part E, Section 3.1.

The chairman of the relevant Scheme Meeting may, for voting purposes, make a final determination if there is any dispute as to the actual amount of any Scheme Claim to be admitted at the relevant Scheme Meeting. The chairman’s determination will be final and binding on all concerned.

The Scheme Meeting in respect of the Drax Holdings Scheme will be chaired by Gordon Horsfield or Gerald Wingrove or Lord Taylor of Blackburn.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The Scheme Meeting in respect of the InPower Scheme will be chaired by Julia Chapman or Niall McCallum.

1.2	Overview of the Schemes — effect

1.2.1	Scheme Consideration and elections

Each Scheme Creditor (or its Designated Recipient) will be entitled to Scheme Consideration in accordance with the elections made or deemed to have been made as explained below and in more detail in Part C. Drax Holdings Scheme Creditors (or their Designated Recipients) will receive the Scheme Consideration directly under the Drax Holdings Scheme. InPower Scheme Creditors (or their Designated Recipients) will be entitled under the InPower Scheme to receive the Scheme Consideration that would otherwise be issued to the Eurobond Trustee under the Drax Holding Scheme, by virtue of the assignment to them of the Eurobond Trustee’s right to receive Drax Holdings Scheme Consideration under the Drax Holdings Scheme. The separate elements of the Scheme Consideration are described in more detail in Part C.

Elections as to the form of Scheme Consideration to be distributed in respect of a particular Scheme Claim must be made in the relevant Claim Notification Form. These include elections for the relevant Scheme Creditor (or its Designated Recipient) to receive:

(a)	Restructuring Debt in the form of Restructuring Loans or Restructuring Notes or a combination of the two; and

(b)	cash rather than all or a proportion of its entitlement to A2 Debt and A3 Debt, and if so, whether that Scheme Creditor (or its Designated Recipient) receives cash rather than the same proportion of its entitlement to B Debt.

Further details of these choices are set out in Part C, Sections 4 to 6.

If Scheme Creditors wish their Designated Recipient to receive Restructuring Loans, they need to ensure that their Designated Recipient (to the extent that it is not a Scheme Creditor) submits a validly executed power of attorney and evidence of its signing authority, by the Elections Closing Date.

If Scheme Creditors wish to receive cash, they are strongly urged to make a Positive A Cash Election and a Positive B Cash Election.

If Senior Bondholders or Definitive Holders do not wish to receive cash they must make a Positive Notes/Loans Election.

Distributions of Restructuring Securities pursuant to the Schemes will be subject to any applicable securities law restrictions in relevant jurisdictions, and where an Existing Senior Creditor or its Designated Recipient or, if applicable, its Account Holder is an Ineligible Person, the relevant person will be deemed to have elected for the A Cash Election and the B Cash Election to the greatest extent possible. To the extent that the Actual A Cash-Out Funds and the Actual B Cash-Out Funds are insufficient to satisfy such deemed elections, the balance of such A2 Debt, A3 Debt and B Debt together with that Scheme Creditor’s (or its Designated Recipient’s) entitlement to A1 Debt and Equity will be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes) will be remitted to that Scheme Creditor (or its Designated Recipient). Further details are set out in Section 1.6 of this Part and in Part E, Section 4.5.

1.2.2  Compromise of Scheme Claims

As part of the Restructuring the Drax Holdings Scheme provides that in consideration of the rights of Scheme Creditors (or their Designated Recipients) to receive Scheme Consideration:

(a)	InPower will assign, subject to existing security, all of its right, title and interest in the Included Eurobond Coupons to InPower 2;

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

(b)	the Global Depositary will assign all of its right, title and interest in the Senior Bonds to InPower 2;

(c)	Definitive Holders will assign all of their right, title and interest in the Senior Bonds to InPower 2; and

(d)	the Hedging Banks will novate all of their rights, title and interest in the Hedging Termination Payments to InPower 2.

The assignments and novations of the existing debts described in paragraphs (a) to (d) above will include assignments or novations, as the case may be, of all of the assignor’s or novator’s rights to interest on, and rights in respect of guarantees of, those existing debts.

In consideration of the rights of Scheme Creditors under the InPower Scheme, the Bank Loan will be cancelled.

In consideration of the compromise of the Senior Bonds and the Hedging Termination Payments:

(a)	Drax Holdings will issue the Additional Eurobonds, details of which are set out in Appendix 13, to InPower 2;

(b)	certain covenants under the Eurobond Coupons will be waived or modified, details of which are set out in Appendix 13;

(c)	certain obligations of Drax Holdings under the Eurobond Coupons will be waived, details of which are set out in Appendix 13;

(d)	the rights in respect of all guarantees assigned to InPower 2 in respect of Senior Bonds and Hedging Termination Payments will be discharged in full; and

(e)	the rights in respect of all guarantees granted by Drax Acquisition and AES Financing under the Eurobond Trust Deed held by the Drax Security Trustee will be discharged in full.

1.2.3  Amount of a Scheme Claim

Any Scheme Claim which at the Record Date is not immediately due and payable and would be legally due and payable on an insolvent liquidation will be treated for the purposes of a distribution under the relevant Scheme as immediately due and payable as at the Record Date (and hence not a debt payable at a future time).

Any Scheme Claim that is denominated in a currency other than sterling will be converted into sterling at the Scheme Rate for calculating the relevant entitlement to Scheme Consideration.

1.3    Summary of Scheme Claims and distribution mechanics

1.3.1  Scheme Claims

The Schemes will apply to all Scheme Claims determined as at the Record Date. The values of such Scheme Claims are set out in Schedule 1 to the Drax Holdings Scheme set out in part II and the Schedule to the InPower Scheme set out in part III. Pursuant to the Schemes, Scheme Creditors (or their Designated Recipients) will receive Restructuring Debt on the basis of the principal amount of their Scheme Claim.

No assignment or transfer of a Scheme Claim (which in this context, in relation to the Senior Bonds, means the claim of the Global Depositary and the claim of each Definitive Holder in respect of Senior Bonds it holds in definitive form, and in relation to the Included Eurobond Coupons means the claim of the Eurobond Trustee only) after the Record Date will be recognised for the purpose of determining entitlements under the relevant Scheme, provided that where the relevant Scheme Company has received from the relevant party notice in writing of such assignment or transfer that Scheme Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purpose of determining entitlements under the relevant Scheme. No assignee or transferee of a Scheme Claim following the Record Date will be entitled to vote at the relevant Scheme Meeting or, save as described above, to participate in the relevant Scheme. This paragraph does not affect the trading of any Senior Bonds which may be freely traded in the period prior to 5:00 p.m. (local time in the place of the relevant Clearing System) on the Business Day prior to the date on which the relevant Account Holder

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Letter is submitted to BondCom in respect of those Senior Bonds (further details of which are set out in Appendix 23); after this date the relevant account will be blocked.

Any assignor or transferor of a Scheme Claim should provide a copy of this document and any other document issued with or appended to it to any assignee or transferee before the relevant Scheme Claim is assigned or transferred.

1.3.2  The distribution of Scheme Consideration

The following calculations showing the distribution of Scheme Consideration are included by way of example only. For the purpose of making the calculations, Scheme Claims denominated in US$ have been converted assuming an illustrative Scheme Rate of US$1.66 to £1 and the Effective Date has been assumed to be 22nd December, 2003.

The amount of the Restructuring Debt which, subject to the Notes/ Loans Election, the A Cash Election and the B Cash Election, a Scheme Creditor (or its Designated Recipient) is entitled to receive, will be calculated in accordance with the following formula:

                           E =  AC × SC

                                   T

E =	the entitlement of the relevant Scheme Creditor (or its Designated Recipient) to each of the elements of the Scheme Consideration (other than the Equity)

AC =	the quantum of the principal amount of the Scheme Claim of the relevant Scheme Creditor or the portion of that Scheme Claim attributable to that Designated Recipient

SC =	separately, the amount of each of the elements of the Scheme Consideration (other than the Equity)

T =	the Aggregate Scheme Claims Quantum

For every £1 of A3 Debt to which a Designated Recipient is entitled (following the exercise or deemed exercise of the A Cash Election) it shall also be entitled to one ordinary share in Drax Group Limited.

The amount of notional interest shown in the examples which follow has been calculated from 1st July, 2003 to 22nd December, 2003. The notional interest to which each Hedging Bank is entitled will be calculated from the relevant Hedging Termination Date to the Effective Date. Hedging Banks should therefore note that the notional interest figure in the examples that follow does not apply to them.

In respect of a Scheme Claim of £100,000 the relevant Scheme Creditor (or its Designated Recipient) will, following the Schemes becoming effective, be entitled, subject to rounding and fractional entitlements, to receive:

£30,939.48	A1 Loans
£35,580.40	A2 Loans
£7,305.33	A3 Loans
£26,174.80	B Loans
£2,303.26	cash representing interest on A1 Loans and A2 Loans
£250.00	Restructuring Fees
7,305.33	ordinary shares in Drax Group Limited

The above example and those which follow do not take into account the rounding of fractional entitlements as the amounts shown are too small. In calculating entitlements to receive Restructuring Debt, after having taken into account any Cash Elections, a Scheme Creditor’s Scheme Claim will be rounded down to the nearest £1,000 for each tranche of Restructuring Debt to which it or its Designated Recipient is entitled.

In the above example and those which follow it has been assumed that an election has been made for the Designated Recipient to receive Restructuring Loans under the Notes/ Loans Election. To the extent that

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law an election has been made to receive Scheme Consideration in whole or in part in the form of Restructuring Notes under the Notes/ Loans Election, then principal amounts of A1 Notes, A2 Notes, A3 Notes and B Notes will be issued to the Scheme Creditor (or its Designated Recipient) instead of the relevant proportion of A1 Loans, A2 Loans, A3 Loans and B Loans.

To illustrate the operation of the A Cash Election, if an election has been made for a Scheme Creditor (or its Designated Recipient) to receive cash in lieu of 60 per cent. of the A2 Loans and A3 Loans to which it is entitled, rounding down fractional entitlements and assuming that the Actual A Cash-Out Funds are sufficient to satisfy such elections for cash in lieu of such A2 Loans and A3 Loans, the relevant Scheme Creditor (or its Designated Recipient) will be entitled, subject to rounding and fractional entitlements, to receive:

£30,939.48	A1 Loans
£14,232.16	A2 Loans
£15,157.25	cash in lieu of 60 per cent. of A2 Loans
£2,922.13	A3 Loans
£43.83	cash in lieu of 60 per cent. of A3 Loans
£26,174.80	B Loans
£2,263.43	cash representing interest on A1 Loans and A2 Loans
£250.00	Restructuring Fees
2,922.13	ordinary shares in Drax Group Limited

To illustrate the operation of both the A Cash Election and the B Cash Election, if an election has been made for a Scheme Creditor (or its Designated Recipient) to receive cash in lieu of 60 per cent. of the A2 Loans, A3 Loans and B Loans to which it is entitled, rounding down fractional entitlements and assuming that the Actual A Cash-Out Funds are sufficient to satisfy such elections for cash in lieu of such A2 Loans and A3 Loans and that the Actual B Cash-Out Funds are sufficient to satisfy such elections for cash in lieu of such B Loans, the Scheme Creditor (or its Designated Recipient) will be entitled, subject to rounding and fractional entitlements, to receive:

£30,939.48	A1 Loans
£14,232.16	A2 Loans
£15,157.25	cash in lieu of 60 per cent. of A2 Loans
£2,922.13	A3 Loans
£43.83	cash in lieu of 60 per cent. of A3 Loans
£10,469.92	B Loans
£8,637.68	cash in lieu of 60 per cent. of B Loans
£2,263.43	cash representing interest on A1 Loans and A2 Loans
£250.00	Restructuring Fees
2,922.13	ordinary shares in Drax Group Limited

1.4    Distribution

1.4.1  Compromise of Scheme Claims

Provided that the Schemes become effective, all Scheme Claims of Scheme Creditors will be compromised or the subject of an arrangement, through a series of steps detailed in the terms of the Schemes. In consideration for the release of its Scheme Claim, the relevant Scheme Creditor (or its Designated Recipient) will become entitled to Scheme Consideration in accordance with the terms of the relevant Scheme.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.4.2  Distribution mechanics

Scheme Consideration is to be distributed to Scheme Creditors (or their respective Designated Recipients) in accordance with the terms of the Escrow and Distribution Agreement. A copy of the Escrow and Distribution Agreement is set out in Appendix 16.

The Drax Holdings Scheme provides for the appointment of an escrow trustee who, in accordance with the terms of the Escrow and Distribution Agreement, will hold on trust all Restructuring Securities that, under the terms of the Drax Holdings Scheme, will not be distributed to Designated Recipients on or immediately following the Effective Date and all cash Scheme Consideration, pending distribution of such Scheme Consideration.

The Drax Holdings Scheme also provides for the appointment of a distribution agent who will be responsible for the distribution of that part of the Scheme Consideration held on trust by the Escrow Trustee (as described in the preceding paragraph) to the relevant Designated Recipients in accordance with the provisions of the Escrow and Distribution Agreement.

Drax Holdings has appointed Drax Nominees Limited as the Escrow Trustee and The Bank of New York as the Distribution Agent.

The Escrow Trustee has undertaken not to exercise any voting rights in relation to Restructuring Securities held by it on trust (as referred to above). Any interest accrued, dividends paid or principal repaid in respect of those Restructuring Securities will be held on trust by the Escrow Trustee for the relevant Scheme Creditors in accordance with the provisions of the Escrow and Distribution Agreement.

No fractions of a Restructuring Loan, Restructuring Note or ordinary share in the capital of Drax Group Limited will be distributed by the Escrow Trustee and entitlements to Restructuring Securities will be rounded down. Any such fractions arising after the Effective Date as a result of the application of the principles set out in clauses 19 and 20 of the Drax Holdings Scheme will be aggregated and sold by an agent to be appointed by the Escrow Trustee and the net sale proceeds will be paid to Drax Holdings.

Scheme Creditors will not be entitled to disturb any previous distribution for any reason, including by reason that such Scheme Creditors have not fully participated in it.

1.4.3  Timing of distribution

Subject to Section 1.6 of this Part, the Drax Holdings Scheme provides for Scheme Consideration to be distributed to Designated Recipients detailed in valid Claim Notification Forms submitted to Capita IRG or BondCom (as the case may be) by the Claim Date, on or immediately after the Effective Date.

Restructuring Securities which are not distributed to Designated Recipients on or immediately after the Effective Date (as described above) will (as relevant) be allotted, issued or acknowledged as indebtedness owing to the Escrow Trustee.

To the extent that Restructuring Securities that would otherwise be deliverable to a Designated Recipient cannot be delivered because of a legal or regulatory prohibition described in Section 1.6 of this Part, such Restructuring Securities will not be delivered and the relevant Designated Recipient will receive all of its Scheme Consideration in cash, as described further in Section 1.6 of this Part.

If a valid Claim Notification Form is submitted after the Claim Date but before the first anniversary of the Effective Date, the relevant Designated Recipient will receive that portion of Scheme Consideration to which it is entitled as soon as reasonably practicable after the date on which Capita IRG or BondCom (as the case may be) receives that Claim Notification Form.

Any Restructuring Securities which have not been distributed to Designated Recipients prior to the first anniversary of the Effective Date will be sold by an agent to be appointed by the Escrow Trustee and the net proceeds of such sale (after deduction of all applicable expenses and taxes) will be held on trust by the Escrow Trustee pending receipt by the Escrow Trustee of a valid Claim Notification Form. The Escrow Trustee will hold on trust (in accordance with the provisions of the Escrow and Distribution Agreement)

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law all cash Scheme Consideration and proceeds of sale until 31st December, 2027 and thereafter the Escrow Trustee will pay any such cash to the English Court.

1.5	Release of the Bank Steering Committee, the Hedging Bank Steering Committee, the Ad Hoc Bond Committee, IPR and the directors of Drax Holdings and InPower

Under the Schemes, the Bank Steering Committee, the Hedging Bank Steering Committee, the Ad Hoc Bond Committee, and their respective past and present members, IPR and all of their respective legal and financial advisers (except to the extent that such financial or legal advisers have signed letters of engagement with Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Acquisition and any subsidiary (as defined in section 736 of the English Companies Act) of Drax Holdings) will be released from any Liability which they or any of them may have to a Scheme Creditor, Drax Holdings, InPower, the Distribution Agent, the Escrow Trustee, the Eurobond Trustee, the Global Depositary, the Bank Security Trustee, the Drax Security Trustee, Drax Group Limited, NoteCo or InPower 2.

In addition, the directors of Drax Holdings will be released pursuant to the Drax Holdings Scheme and the directors of InPower will be released pursuant to the InPower Scheme from any liability (other than a liability arising from the negotiation, preparation and implementation of the relevant Scheme and the restructuring of the relevant Scheme Company of which the relevant Scheme forms a part) arising from Scheme Claims which they may have to any of the above mentioned parties.

1.6	Effect of securities law restrictions under the Schemes

1.6.1	General principles of the Schemes

Restructuring Securities will not be distributed pursuant to the Schemes to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is required as to whether any such conditions or requirements are unduly onerous, such determination will be made by Drax Holdings.

To the extent that Restructuring Securities that would otherwise be deliverable pursuant to the Schemes cannot be delivered because of a legal or regulatory prohibition described above, the relevant Scheme Creditor (or its Designated Recipient) that would otherwise be entitled to receive such Restructuring Securities will receive cash instead.

In these circumstances:

(a)	subject to paragraph (b) below, the Notes/ Loans Election will be deemed to have been exercised as follows:

(i)	if you are a Scheme Creditor in respect of Senior Bonds, you will be deemed to have made an election for Restructuring Notes; and

(ii)	all other Scheme Creditors will be deemed to have made an election for Restructuring Loans; and

(b)	the Cash Elections will be deemed to have been exercised as follows:

(i)	if the relevant valid Claim Notification Form was received on or before the Elections Closing Date, a Positive A Cash Election and a Positive B Cash Election will be deemed to have been made in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim); or

(ii)	if the relevant valid Claim Notification Form was not received by the Elections Closing Date, in respect of a Scheme Claim in relation to Senior Bonds, a Deemed A Cash Election and a Deemed B Cash Election will be deemed to have been made in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim); or

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

(iii)	if the relevant valid Claim Notification Form was not received by the Elections Closing Date, in respect of all other Scheme Claims the A Cash Election and the B Cash Election will both be deemed to have been exercised for Restructuring Loans in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim).

In any event, to the extent that any Ineligible Person’s cash election (whether positive or deemed) in respect of A2 Debt, A3 Debt and/ or B Debt is not satisfied in full in cash and in respect of its entitlement to A1 Debt and Equity, the Escrow Trustee (or an agent acting on its behalf) will procure the sale of such Restructuring Securities on the best terms reasonably obtainable at the time of sale. The Escrow Trustee will pay the net proceeds of sale (after deduction of all applicable expenses and taxes) to the relevant person in full satisfaction of such person’s rights in respect of such Restructuring Securities under the relevant Scheme. It is anticipated that the non-cash Scheme Consideration that would otherwise be delivered to Ineligible Persons on or immediately after the Effective Date, will be sold together and the proceeds of sale distributed pro rata to each Ineligible Person’s Scheme Claim. Following the Effective Date it is anticipated that sales will be made on an individual basis. Any such sale will be deemed to have been undertaken at the request of the relevant person, and none of Drax Holdings, InPower, BondPower, the Distribution Agent, InPower 2, NoteCo, Drax Group Limited, the Escrow Trustee or any other person will be responsible for any loss arising from the terms or the timing of such sale.

Any determination made by Drax Holdings with respect to legal or regulatory prohibitions on the distribution of Restructuring Securities pursuant to the Schemes will be made solely with regard to such laws and regulations as are generally applicable to persons located in the relevant jurisdiction. Such determinations will not take account of any legal or regulatory restrictions that may be applicable to a particular Scheme Creditor or Designated Recipient by virtue of any business or other activity conducted by such person. Scheme Creditors and Designated Recipients are strongly advised to consult their professional advisers as to whether any laws or regulations which may be applicable to them may give rise to any liability or penalty, or require them to obtain any governmental or other consents or to pay any taxes or duties, as a result of the implementation of the Schemes. None of Drax Holdings, InPower, BondPower, IPR, the Distribution Agent, the Escrow Trustee, the Ad Hoc Bond Committee, the Bank Steering Committee, InPower 2, Drax Group Limited, any other member of the Drax Group, NoteCo, the Eurobond Trustee, the Senior Bond Trustee, the Bank Security Trustee, the Global Depositary, the Drax Security Trustee, their respective directors or any other party involved in the Restructuring accepts any responsibility for any liabilities (including but not limited to consequential liabilities) incurred by Existing Senior Creditors or Designated Recipients as a result of the implementation of the Schemes in respect of laws or regulations applicable to them.

The Restructuring Securities have not been and will not be registered under the US Securities Act, or the securities laws of any state of the United States and will be issued in transactions exempt from such registration requirements. In addition, neither InPower 2 nor NoteCo will be registered under the US Investment Company Act. Accordingly, Restructuring Securities will be issued pursuant to the Schemes only (i) in the United States to Qualified Institutional Buyers or IAIs or (ii) outside the United States to Non-US Persons in reliance upon Regulation S.

1.6.2	Securities law confirmations in Claim Notification Forms

In connection with the legal and regulatory restrictions referred to above and in order to establish the conditions for reliance on certain relevant exemptions from these restrictions, the Claim Notification Form will require the person completing it to confirm that it is not submitting such Claim Notification Form on behalf of, or requesting delivery of any Restructuring Securities to or for the benefit of, any person that is located in the United States, where the distribution of Restructuring Securities to that person would be prohibited by any applicable law or regulation or so prohibited except after compliance with conditions or requirements that are unduly onerous.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.6.3	Effect of securities law confirmations under the Schemes

The Schemes will provide that, if the required confirmations in a Claim Notification Form are given, then except as described below the Restructuring Securities will be distributed to such Scheme Creditor (or its Designated Recipient).

If the confirmations required in the relevant Claim Notification Form have been given inappropriately then Restructuring Securities will not be distributed and the relevant Scheme Creditor (or its Designated Recipient) will receive the net proceeds (after deduction of all applicable expenses and taxes) from their sale. Confirmations will be deemed to have been given inappropriately if: (a) information provided in or in connection with the transmittal of the Claim Notification Form indicates that such Claim Notification Form has been submitted by, or on behalf of, or delivery of Restructuring Securities is being requested to or for the account or benefit of, a person that is located in any jurisdiction where the distribution of Restructuring Securities to that person would be prohibited by any applicable law or regulation or so prohibited except after compliance with conditions or requirements that are unduly onerous; or (b) Drax Holdings obtains actual knowledge that such confirmations are false. Drax Holdings reserves the right, in its sole discretion, to investigate in relation to any Claim Notification Form the facts relevant to the confirmations included therein. The determination as to whether confirmations have been appropriately given will be made by Drax Holdings.

If the required confirmations are not given in the form requested in a Claim Notification Form, then Restructuring Securities will not be distributed in respect of the relevant Scheme Claim, in which case the relevant person or persons will receive cash instead as described in Section 1.6.1 of this Part.

1.7	Conditionality of the Schemes

Drax Holdings and InPower will not take the necessary steps to make the Schemes effective unless:

(a)	the Facility Agent and the Credit Support Facility Agent respectively confirm to InPower 2 that all conditions precedent (other than those relating to the Schemes becoming effective) set out in the InPower 2 Facility Agreement and the Credit Support Facility have been satisfied or waived;

(b)	all conditions precedent set out in the Business Transfer Agreement have been satisfied;

(c)	all conditions precedent set out in the COOIA have been satisfied or waived;

(d)	Court orders have been obtained from the English Court and the Cayman Court sanctioning the Drax Holdings Scheme and Court orders have been obtained from the English Court and the Jersey Court sanctioning the InPower Scheme; and

(e)	by the date on which the last of the Court orders to sanction the Schemes has been obtained, Drax Holdings has not become aware that the Further Eurobonds are not capable of being listed on the Luxembourg Stock Exchange and (other than in the circumstances described below) has not received from IPR a notice terminating the COOIA in accordance with its terms.

In the event that IPR terminates the COOIA in accordance with its terms, Drax Holdings reserves the right to proceed with the Drax Holdings Scheme if the Available Project Funds exceed the amount of cash required to satisfy in full all Positive A Cash Elections. In this event, Positive A Cash Elections would be satisfied in full (with Deemed A Cash Elections being satisfied only to the extent of any remaining Available Project Funds) and the B Cash Election would lapse. A summary of the conditions to, and the termination provisions in, the COOIA are set out in paragraph 1.1 of Part C of Appendix 18.

The Schemes will be withdrawn if they have not become effective by 31st January, 2004 unless, following consultation by Drax Holdings with the Eurobond Trustee and the Ad Hoc Bond Committee and by InPower with the Bank Steering Committee, each of the Scheme Companies considers withdrawal not to be in the best interests of its creditors.

The Schemes are not conditional upon Drax Holdings obtaining the order for which it will make an application under section 304 of the United States Bankruptcy Code.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

It is expected that the Further Eurobonds will be listed on the Effective Date, although the Schemes are not conditional on such listing being obtained by this date.

The Schemes are not conditional on the listing of the B Facility Eurobonds or the B Notes. No application will be made by Drax Holdings to list the B Facility Eurobonds or by NoteCo to list the B Notes until Drax Holdings is in a position to make adequate disclosure in respect of the recoverability of the TXU Claim. Drax Holdings expects that it will be in a position to make adequate disclosure following the publication of schemes of arrangement for the TXU Europe Companies. Drax Holdings will use its reasonable endeavours to obtain a listing of the B Facility Eurobonds (and will use its reasonable endeavours to assist NoteCo to obtain a listing of the B Notes) once it is in a position to make adequate disclosure.

The Schemes are not conditional on the listing of the A1 Notes, the A2 Notes or the A3 Notes, although Drax Holdings will use its reasonable endeavours to assist NoteCo to obtain a listing of the A1 Notes on the Luxembourg Stock Exchange and a listing of the A2 Notes and the A3 Notes on the Channel Islands Stock Exchange by 30th June, 2004.

2.	Matters primarily relevant to the Drax Holdings Scheme

2.1	Drax Holdings Scheme Claims

The Scheme Claims in respect of the Drax Holdings Scheme are those claims that Drax Holdings has acknowledged as being Scheme Claims, being those set out in Schedule 1 to the Drax Holdings Scheme set out in part II.

2.2	Overview of the Drax Holdings Scheme — procedure

The Drax Holdings Scheme will take effect as a court sanctioned compromise or arrangement under section 425 of the English Companies Act and a court sanctioned compromise under section 86 of the Cayman Companies Law, between Drax Holdings and its Scheme Creditors.

The Cayman Court and the English Court gave directions on 13th November, 2003 for the Scheme Meeting of Drax Holdings Scheme Creditors to be convened for 10:15 a.m. on 10th December, 2003. The notice convening the Scheme Meeting for this time is set out in part VI of this document. The Scheme Meeting will take place at The Brewery, Chiswell Street, London EC1Y 4SD, England.

To be effective, the Drax Holdings Scheme must be approved by Drax Holdings Scheme Creditors at the Scheme Meeting. The Drax Holdings Scheme requires the approval of a majority in number representing at least three-fourths in value of the Drax Holdings Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting. The Drax Holdings Scheme must then receive the sanction of each relevant Court. It is currently anticipated that the hearings to sanction the Drax Holdings Scheme will take place, in respect of the Cayman Court, on 15th December, 2003, and in respect of the English Court, on 17th December, 2003.

2.3	Overview of the Drax Holdings Scheme — effect

The Drax Holdings Scheme will take effect as a compromise or arrangement in respect of approximately £1,292,846,675 of externally held financial indebtedness comprising approximately £382,168,675 of Senior Bonds (assuming a Scheme Rate of US$1.66 to £1), £842,555,000 of Included Eurobond Coupons and £68,123,000 of Hedging Termination Payments. The Scheme Creditors of Drax Holdings whose Scheme Claims will be the subject of the compromise or arrangement under the Drax Holdings Scheme are the Global Depositary, any Definitive Holders of Senior Bonds, the Eurobond Trustee and the Hedging Banks. The Senior Bond Trustee and the Drax Security Trustee are also Scheme Creditors in the Drax Holdings Scheme, but to avoid double counting of the liability of Drax Holdings in respect of the Senior Bonds, the Senior Bond Trustee and the Drax Security Trustee have agreed not to vote at the Drax Holdings Scheme Meeting. The Scheme Consideration in respect of the Senior Bonds (other than those Senior Bonds held by Definitive Holders in definitive form) will be distributed to the relevant Designated

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Recipients identified in valid Claim Notification Forms. The Eurobond Trustee has agreed that all Scheme Consideration in respect of the Included Eurobond Coupons will be distributed to the relevant Senior Banks identified in their Claim Notification Forms. In exchange for the compromise of their Scheme Claims, the Drax Holdings Scheme Creditors will be entitled to receive a distribution (subject to any cashing out necessary due to securities laws restrictions described in Section 1.6 of this Part and Part E, Section 4.5), in proportion to their Scheme Claims, of Scheme Consideration.

2.4    Undistributed Scheme Consideration

If a valid Claim Form or valid Account Holder Letter is not received by Capita IRG or BondCom (as the case may be) within one year after the Effective Date, the relevant Scheme Creditor or Senior Bondholder (or its Designated Recipient) will lose the right to receive non-cash Scheme Consideration. The non-cash Scheme Consideration will then be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes), together with the cash element of the relevant Scheme Consideration, will be held by the Escrow Trustee for those persons entitled pending receipt by the Escrow Trustee of a valid Claim Form or valid Account Holder Letter. The Escrow Trustee will hold such unclaimed net proceeds of sale and other cash pending receipt of documentation until 31st December, 2027 and thereafter the Escrow Trustee will pay such net proceeds of sale and other cash as remains unclaimed to the English Court.

2.5    Governing law and jurisdiction

The process of obtaining sanction of the Drax Holdings Scheme under section 425 of the English Companies Act will be governed by the English Companies Act and English law generally. The process of obtaining sanction of the Drax Holdings Scheme under section 86 of the Cayman Companies Law will be governed by the Cayman Companies Law and the laws of the Cayman Islands generally. On and from the Effective Date, the operative terms of the Drax Holdings Scheme will be governed by English law and the English Court will have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or in connection with the terms of the Drax Holdings Scheme, its implementation, any action taken or omitted to be taken under the Drax Holdings Scheme or in connection with its administration. For such purposes, Drax Holdings Scheme Creditors will irrevocably submit to the jurisdiction of the English Court.

3.     Matters primarily relevant to the InPower Scheme

3.1    InPower Scheme Claims

The Scheme Claims in respect of the InPower Scheme are those claims that InPower has acknowledged as being Scheme Claims, being those set out in the Schedule to the InPower Scheme set out in part III.

3.2    Overview of the InPower Scheme — procedure

The InPower Scheme will take effect as a court sanctioned compromise under section 425 of the English Companies Act and a court sanctioned compromise under article 125 of the Jersey Companies Law, between InPower and its Scheme Creditors.

The English Court gave directions on 13th November, 2003 and the Jersey Court gave directions on 14th November, 2003 for the Scheme Meeting of InPower Scheme Creditors to be convened for 10:00 a.m. on 10th December, 2003. The notice convening the Scheme Meeting for this time is set out in part VI of this document. The Scheme Meeting will take place at The Brewery, Chiswell Street, London EC1Y 4SD, England.

To be effective, the InPower Scheme must be approved by InPower Scheme Creditors at the Scheme Meeting. The InPower Scheme requires the approval of a majority in number representing at least three-fourths in value of the Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting for it to have been approved in England and the approval of a simple majority in number of the Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting for it to have been

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law approved in Jersey. The InPower Scheme must then receive the sanction of each relevant Court. It is currently anticipated that the hearings to sanction the InPower Scheme will take place, in respect of the English Court, on 17th December, 2003, and in respect of the Jersey Court, on 19th December, 2003.

3.3    Overview of the InPower Scheme — effect

The InPower Scheme will take effect as a compromise of externally held financial indebtedness, comprising the sums due under the Facility Agreement (including principal of £842,555,000 and accrued interest). The InPower Scheme will include the compromise of the rights of the Senior Banks to receive an accrued uplift of interest due on the Bank Loan from 1st January, 2003. The Scheme Creditors of InPower whose Scheme Claims will be compromised under the InPower Scheme are the Senior Banks. In exchange for the compromise of their Scheme Claims, the InPower Scheme Creditors will receive a distribution (subject to any cashing out necessary due to the securities law restrictions described in Section 1.6 of this Part and Part E, Section 4.5), in proportion to their Scheme Claims, of the Scheme Consideration that the Eurobond Trustee (as a Drax Holdings Scheme Creditor in respect of the Included Eurobond Coupons) would otherwise be entitled to receive pursuant to the Drax Holdings Scheme. Each Senior Bank should submit a Claim Form in respect of the InPower Scheme to Capita IRG (as InPower Elections Registrar) who is obliged immediately to pass that Claim Form to Capita IRG (as Drax Holdings Elections Registrar) as a Claim Notification Form in the Drax Holdings Scheme. The Bank Security Trustee (with the consent of InPower (to the extent necessary) as the holder of the equity of redemption in respect of the Included Eurobond Coupons), the Eurobond Trustee, the Eurobond Common Depositary and Drax Holdings have agreed that no action will be required to be taken by the Eurobond Trustee in respect of its Scheme Claim and the Claim Forms submitted by the InPower Scheme Creditors in the InPower Scheme will be recognised as valid elections in relation to the Eurobond Trustee’s entitlement to Scheme Consideration under the Drax Holdings Scheme and as instructions from the InPower Scheme Creditors as to the elections they wish to make and the details of Designated Recipients in respect of that Scheme Consideration. Distributions of these entitlements will be made when distributions of entitlements of Drax Holdings Scheme Creditors are made.

3.4    Undistributed Scheme Consideration

If a valid Claim Form is not received by Capita IRG within one year after the Effective Date, the relevant Scheme Creditor (or its Designated Recipient) will lose the right to receive non-cash Scheme Consideration. The non-cash Scheme Consideration will then be sold and the net proceeds of sale (after deduction of all applicable expenses and taxes), together with the cash element of the relevant Scheme Consideration, will be held by the Escrow Trustee for those persons entitled pending receipt by the Escrow Trustee of a valid Claim Form. The Escrow Trustee will hold such unclaimed net proceeds of sale and other cash pending receipt of documentation until 31st December, 2027 thereafter the Escrow Trustee will pay such net proceeds of sale and other cash as remains unclaimed to the English Court.

3.5    Governing law and jurisdiction

The process of obtaining sanction of the InPower Scheme under section 425 of the English Companies Act will be governed by the English Companies Act and English law generally. The process of obtaining sanction of the InPower Scheme under article 125 of the Jersey Companies Law will be governed by the Jersey Companies Law and Jersey law generally. On and from the Effective Date, the operative terms of the InPower Scheme will be governed by English law and the English Court will have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or in connection with the terms of the InPower Scheme, its implementation, any action taken or omitted to be taken under the InPower Scheme or in connection with its administration. For such purposes, InPower Scheme Creditors will irrevocably submit to the jurisdiction of the English Court.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

PART E OF THE EXPLANATORY STATEMENTS

1.     Business overview of the Drax Group

1.1    Corporate details of the Drax Group

1.1.1  Description of Drax Holdings

Incorporation and Registered Office

Drax Holdings was incorporated on 26th August, 1999 under the Companies Law (1998 Revision) of the Cayman Islands with limited liability under the name of AES Drax Holdings Limited. On 3rd October, 2003, it changed its name to Drax Holdings Limited. The registered number of Drax Holdings is 92144 and its registered office is at the offices of Citco Trustees (Cayman) Limited, Corporate Centre, P.O. Box 31106 SMB, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

Activities

Drax Holdings was established in connection with the financing for the Eurobonds, the acquisition of the Drax Power Station through the issuance of the Eurobonds and a £189,000,000 equity contribution from AES Corporation. The objects for which Drax Holdings was incorporated are unrestricted but include, without limitation, the carrying on of business as an investment company and such other objects as are set out in its Memorandum of Association. Drax Holdings has no employees and no trading activities.

Directors

The directors of Drax Holdings are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Holdings is £2,000,000,000 divided into 2,000,000,000 shares of £1 each, of which 20,050,002 are issued and fully paid and are beneficially owned by Drax Acquisition and registered in the name of Chase Nominees Limited pursuant to prior security arrangements.

1.1.2  Description of Drax Group Limited

Incorporation and Registered Office

Drax Group Limited was incorporated on 30th September, 2003 under the Companies Law (2003 Revision) of the Cayman Islands, with limited liability. The registered number of Drax Group Limited is WK-129356 and its registered office is at the offices of Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

Activities

Drax Group Limited was established for unrestricted purposes. Drax Group Limited has no employees and no trading activities.

Directors

The directors of Drax Group Limited are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Group Limited is £10,000 divided into 1,000,000,000 ordinary shares of £0.00001 each of which 1 ordinary share has been issued, is fully paid and is owned by Drax Acquisition.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.1.3  Description of Drax Intermediate

Incorporation and Registered Office

Drax Intermediate was incorporated on 30th September, 2003 under the Companies Law (2003 Revision) of the Cayman Islands, with limited liability. The registered number of Drax Intermediate is WK-129355 and its registered office is at the offices of Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

Activities

Drax Intermediate was established for the purpose of acquiring all of Drax Acquisition’s interests in Drax Holdings including its right to receive preference shares in Drax Holdings to be issued in 2015. Drax Intermediate has no employees and no trading activities.

Directors

The directors of Drax Intermediate are Gordon Horsfield, Gerald Wingrove, and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Intermediate is £10,000 divided into 1,000,000 shares of £0.01 each, of which 1 ordinary share has been issued, is fully paid and is owned by Drax Group Limited.

1.1.4  Description of Drax Electric

Incorporation and Registered Office

Drax Electric was incorporated on 11th July, 2000 under the Companies Law (1998 Revision) of the Cayman Islands, with limited liability under the name of AES Drax Electric Limited. On 3rd October, 2003 it changed its name to Drax Electric Limited. The registered number of Drax Electric is 102237 and its registered office is at the offices of Citco Trustees (Cayman) Limited, Corporate Centre, P.O. Box 31106 SMB, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

Activities

Drax Electric was established for unrestricted purposes. Drax Electric has no employees and no trading activities.

Directors

The directors of Drax Electric are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Electric is £1,000,000,000 divided into 1,000,000,000 ordinary shares of £1 each of which 505,000,002 ordinary shares have been issued, are fully paid and are beneficially owned by Drax Holdings and registered in the name of Chase Nominees Limited pursuant to prior security arrangements.

1.1.5  Description of Drax Limited

Incorporation and Registered Office

Drax Limited was incorporated on 3rd August, 1999 under the Companies Law (1998 Revision) of the Cayman Islands, with limited liability under the name of AES Drax Limited. On 3rd October, 2003 it changed its name to Drax Limited. The registered number of Drax Limited is 91616 and its registered office is at the offices of Citco Trustees (Cayman) Limited, Corporate Centre, P.O. Box 31106 SMB, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Activities

Drax Limited was established for unrestricted purposes. Drax Limited has no employees and no trading activities.

Directors

The directors of Drax Limited are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Limited is £2,200 divided into 200 ordinary shares of £1 each and 2,000 preference shares of £1 each, of which 191 ordinary shares of £1 each and 1,705 preference shares of £1 each, have been issued are fully paid and are beneficially owned by Drax Electric and registered in the name of Chase Nominees Limited pursuant to prior security arrangements.

1.1.6  Description of Drax Power

Incorporation and Registered Office

Drax Power was incorporated on 19th August, 1998 in England and Wales under the English Companies Act, with limited liability under the name of Hackremco (No. 1397) Limited. On 12th February, 1999 it changed its name to National Power Drax Limited, on 1st December, 1999 it changed its name to AES Drax Power Limited and on 3rd October, 2003 it changed its name to Drax Power Limited. The registered number of Drax Power is 3618559 and its registered office is at Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Activities

Drax Power’s principal business activity is the operation of the Drax Power Station (as described in Section 1.2 of this Part).

Directors

The directors of Drax Power are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Power is £1,000,001 divided into 1,000,001 shares of £1 each, all of which are issued, fully paid and beneficially owned by Drax Limited and registered in the name of Chase Nominees Limited pursuant to prior security arrangements.

1.1.7  Description of Drax Opco

Incorporation and Registered Office

Drax Opco was incorporated on 1st September, 2003 in England and Wales under the English Companies Act, with limited liability. The registered number of Drax Opco is 4883589 and its registered office is at Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Activities

Drax Opco was established for the purpose of acquiring the business and assets of Drax Power as part of the Restructuring. At present Drax Opco has no employees and no trading activities.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Directors

The directors of Drax Opco are Gordon Horsfield, Gerald Wingrove and Lord Taylor of Blackburn. The business address of the directors is Drax Power Station, Selby, North Yorkshire YO8 8PQ, United Kingdom.

Share Capital

The authorised share capital of Drax Opco is £1,000 divided into 1,000 ordinary shares of £1 each, of which 100 ordinary shares have been issued, are fully paid and are owned by Drax Holdings.

1.2    The Drax Power Station

The Drax Power Station is a 3,960MW (gross) pulverised coal-fired power station located in North Yorkshire, England on the banks of the river Ouse between the towns of Selby and Goole. In the year ended 31st December, 2002, the Drax Power Station accounted for approximately 8 per cent. of electricity generated in England and Wales. It is the largest coal-fired power station in Western Europe.

The Drax Power Station was commissioned in two 1,980MW stages with the first three 660MW units installed in 1974 and the second three units installed in 1986 and comprises six 660MW (gross) coal-fired steam turbine generating units and three operational 25MW gas-oil fired open-cycle gas turbine (OCGT) generating units. Each of the 660MW units is designed to operate wholly independently, being able to be dispatched, ramped up or down and put on or off line, without affecting the operating capabilities of the other units. Additionally, the Drax Power Station has the capacity to start up and shut down on a daily basis, each within a relatively short period of time giving it the ability to run during times of high market prices and shut down during times of low market prices. This is referred to as the ability to operate on a two-shift basis.

The Drax Power Station was constructed by the CEGB, the predecessor owner before the privatisation of National Power, and reflects a high standard of design and construction typical for large base load power stations constructed by the CEGB. The CEGB’s large base load power stations are noteworthy for their technical reliability and longevity. Base load generating facilities are electric generating stations that are on line (synchronised with the grid) at full capacity or near full capacity almost all of the time. Six open cycle gas turbine generating units were originally installed at the station in a separate generation turbine house, exhausting through a common stack to provide standby power to start up the main generating plant. Only three open cycle gas turbines (Units 9, 10 and 12) are now operational although the other three could be re-commissioned if required. The three operational open cycle gas turbines, which each have an installed capacity of 35MW, are only tested to 25MW at quarterly intervals since this is now their contracted requirement under the ancillary services agreement with NGC.

The Drax Power Station has, historically, demonstrated high availability (it has averaged 85 per cent. over the last five years) and net thermal efficiency of approximately 38 per cent. over the same period, which compares favourably with the range expected for similar large coal-fired power stations of 35 per cent. to 39 per cent. In 2002 there was a decline in both availability and net thermal efficiency as a result of the impact of the lower generation levels and increased number of starts (each start results in an element of plant stress). Much of this was caused by the manner in which TXU EET called power from the Drax Power Station under the TXU Contract, which resulted in an increased level of two-shifting.

The Drax Power Station has a secure connection to the grid exporting power at 400KV. It can import power from a 132KV outdoor substation adjoining the site (controlled by NGC and Yorkshire Energy) for internal consumption (some of the works’ power must be imported from the substation).

The Drax Power Station is fully-fitted with wet limestone-gypsum Flue Gas Desulphurisation, referred to as FGD, which was commissioned in the early 1990’s. The FGD plant has an original design life of 40 years and is currently the largest of its kind in the world, capable of removing at least 90 per cent. of the SO2 from boiler gases emitted from coal that has a sulphur content of up to 2.8 per cent. by weight. Most coal available in England and Wales, including from the Selby pit (currently the

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Drax Power Station’s main supplier), meets this criteria. The owner of the pit, UK Coal, has announced that it will be phasing out production at Selby which will cease in early 2004, after which, the average levels of sulphur in coal supplied by it will increase. Further details about the closure of the Selby pit are set out in Section 1.4.2 of this Part. The large quantities of coal available on the international market have an even lower average sulphur content that better enables the Drax Power Station to comply with applicable limits on SO2 emissions. As a result, with the FGD system, the Drax Power Station is able to burn coal from a variety of sources while in compliance with the currently applicable environmental standards.

The Drax Power Station is located on a site of approximately 1,850 acres. It has road and rail access and is close to supplies of coal, cooling water and limestone.

1.3	History of the Drax Group and financing of the acquisition of the Drax Power Station

On 18th August, 1999, Drax Limited entered into a sale and purchase agreement with National Power for the acquisition of the entire issued share capital of Drax Power, the owner of the Drax Power Station, for an aggregate consideration of approximately £1,860,000,000. The acquisition was completed on 30th November, 1999.

Drax Holdings was incorporated to obtain financing for the acquisition of the Drax Power Station through the issue of the Eurobonds. It subsequently issued the Senior Bonds to refinance certain of its existing debt obligations.

Drax Holdings’ payment obligations under the Eurobonds and the Senior Bonds are guaranteed by Drax Acquisition, Drax Electric, Drax Limited, Drax Power and AES Financing.

The financing of the acquisition of the Drax Power Station was structured so as to maximise the cash flows available to service the debt incurred as part of the acquisition and to make distributions. The finance was provided, broadly, through equity provided by AES Corporation and debt finance provided by InPower subscribing for the Eurobonds, as described below:

•	the cost of the acquisition was funded by: (i) Drax Holdings issuing the Eurobonds (£1,725,000,000), which were subscribed for in full by InPower and the proceeds of which were contributed to Drax Limited; and (ii) £189,000,000 of equity contributed indirectly to Drax Limited by AES Corporation (representing a portion of AES Corporation’s total equity contribution of £413,000,000).

•	the subscription price for the Eurobonds was funded by InPower: (i) receiving a secured bank loan of £1,300,000,000, under the Facility Agreement; and (ii) selling a right to receive preference shares in Drax Holdings to Drax Acquisition for an upfront payment of £425,000,000.

•	the purchase of the right to receive preference shares was funded by Drax Acquisition receiving (i) £221,000,000 by way of equity contribution funded with a portion of the proceeds of the £250,000,000 in bridge loans borrowed by AES Drax Power Finance Limited (reduced by financing costs and the funding of the first year’s interest payments required by the bridge loans retained by AES Drax Power Finance Limited and after expenses); and (ii) £224,000,000 of additional equity contributed indirectly by AES Corporation (the remaining portion of AES Corporation’s equity contribution).

The payment profile of the Eurobonds is such that only the Eurobond Coupons are payable over the life of the Eurobonds. Accordingly, the day the final Eurobond Coupon falls due for payment, the Eurobond Principal will fall due for payment in full.

In accordance with the terms of a preference share subscription agreement dated 30th November, 1999, InPower has agreed with Drax Holdings that, on payment of all of the Eurobond Coupons, InPower would subscribe for preference shares in Drax Holdings, with the sum owing from Drax Holdings to InPower in respect of the Eurobond Principal being applied in consideration for the subscription. InPower’s rights and obligations under this agreement and in respect of the Eurobond Principal have been transferred to BondPower.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

As the payments due under the Eurobond Coupons are fixed while the payments due under the Facility Agreement are floating and as the payments due under the Facility Agreement are payments of principal and interest as opposed to interest only under the Eurobond Coupons, there are mismatches between the payments received by InPower under the Eurobond Coupons and the payments InPower is required to make under the Facility Agreement. In order to ensure that InPower is able to fund the payments of principal and interest under the Facility Agreement the Harich Swaps have been entered into with Harich. In order to protect itself from its indirect exposure to the floating rates under the Facility Agreement by virtue of the Drax Harich Swap, Drax Power entered into certain interest rate hedging arrangements with the Interest Hedging Banks.

On 2nd August, 2000, Drax Holdings issued the Senior Bonds. The proceeds of this issue were used by Drax Holdings to pre-pay each of the Eurobond Coupons on a pro rata basis. InPower used the proceeds of the pre-payment by Drax Holdings of certain of the Eurobond Coupons to pre-pay amounts owed under the Facility Agreement. In order to protect itself from US dollar exposure under the Dollar-Denominated Senior Bonds, Drax Holdings entered into certain currency hedging arrangements with the Currency Hedging Banks.

1.4    The operation of the Drax Power Station

1.4.1  Coal supply

Drax Power’s coal supply is currently provided primarily under an agreement with UK Coal to supply coal covering some two-thirds of Drax Power’s coal requirements from 2001 until 2006. Drax Power also has several small short-term contracts with other UK coal suppliers.

Virtually all of the coal is delivered to the site by rail. Road transport is also possible, subject to certain limits under licences, but is more expensive. Rail transport of the coal is provided by English, Welsh and Scottish Railway Limited and Freightliner Heavy Haul Limited. In addition, there is a storage capacity at the site of about 3.1 million tonnes. As at 30th September, 2003, approximately 900,000 tonnes were held in stock, an amount sufficient to satisfy approximately four weeks of electricity generation at full load.

Drax Power is in the process of evaluating its current coal supply needs and options. The Drax Power Station has successfully completed coal burning trials on coals from United States, South Africa and United Kingdom pits (other than Selby, its current main supplier) and is currently in the middle of a comprehensive trial burn programme to test other South African, Australian, Colombian and Baltic Region coals. As a result, Drax Power believes that coal from other sources can be obtained and burned if and when necessary. The existing coal handling equipment will allow coarse blending of coals to be carried out as required and an upgrade could be implemented, depending upon Drax Power’s coal purchasing strategy, which would permit blending of a wider range of coals and commercial use of alternative fuels such as biomass and petroleum coke.

The Drax Power Station’s FGD provides a competitive advantage in designing a fuel procurement strategy as it enables a range of coals, including those with a relatively high sulphur content, to be burned while generally remaining in compliance with applicable environmental standards. The coal storage facilities provide further flexibility as, in the event a given coal supplier fails to meet its obligations, the storage facilities allow the Drax Power Station to continue to operate while locating another source of coal supply.

The coal handling system was installed during CEGB’s ownership of the Drax Power Station. In recent years Drax Power has undertaken significant remedial work to the coal handling system, including upgrading and replacing the mobile plant. Therefore, other than overhauls, no further major expenditures are currently expected in this area. Upgrades of the rest of the system have also been undertaken which now provide the Drax Power Station with a processing capacity of up to 3,800 tonnes per hour.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.4.2	Impact of fuel supply changes

The closure of the Selby mine complex in Spring 2004 may increase the average level of sulphur in the coal supplied to Drax Power. Approximately 50 per cent. of the coal consumed at the Drax Power Station is currently supplied from the Selby mine, which has a low/medium sulphur content of around 1.1 per cent. UK Coal has issued a written statement to the effect that when Selby coal is replaced by coal from other UK sources, the average level of sulphur will increase to 1.9 per cent. In anticipation of this change in quality, Drax Power submitted an application to the Environment Agency in December 2002 for an increase in its annual SO2 emissions limit to 60,000 tonnes per annum. However, there is no obligation on Drax Power under its current contractual arrangements with UK Coal to accept coal with a sulphur content higher than the maximum annual sulphur limit currently specified in the contract with UK Coal.

The December 2002 application to the Environment Agency follows an earlier application made in July 2000 based on the same request to increase SO2 emissions. At that time, the Environment Agency concluded that there was insufficient information to justify an increase in SO2 limits, based on the sulphur content of coal. However, the Environment Agency conceded that it would consider any future scenarios in the light of changes in fuel availability.

On 11th September, 2003 the Environment Agency requested that Drax Power provide detailed justification to support the assertion that the coal sulphur content of the fuel from UK Coal will increase to 1.9 per cent., and to provide other options for supplying lower sulphur coal. Drax Power is considering alternative coal supply sources. This issue is currently the subject of discussions between Drax Power and UK Coal and other coal suppliers.

1.4.3	Alternative fuels

Drax Power is currently burning biomass fuels at the Drax Power Station. The Environment Agency granted a variation to Drax Power’s IPC authorisation in May 2003 to allow trials of the burning of milled palm nut (a form of biomass) to take place. These trials have been successful and the Drax Power Station has applied for a further variation of the IPC authorisation to allow other forms of biomass to be burned at the Drax Power Station. In addition, an application was submitted to the Environment Agency in 2002 to carry out a trial on one unit burning blends of coal and petroleum coke. A decision on this application is expected before the end of 2003.

1.4.4	Operation and maintenance history

               Operation

The Drax Power Station is supervised by a team of operators situated in the main and materials handling control rooms that are operated on a 24-hour basis by teams operating on a four-shift cycle. Of the approximately 500 full-time staff, approximately 195 are engaged on 12 hour shift patterns with a further 100 engaged on a staggered day working arrangement.

               Maintenance

Routine maintenance, excluding repair of defects responsible for forced outages, comprises the following:

               (a) Planned maintenance

Until 2002, the planned maintenance strategy comprised the following:

•	Major outage of approximately twelve weeks’ duration for each unit every six years;

•	Interim outage of 3 weeks’ (prior to 1996) and 4.5 weeks’ (subsequently) duration for each unit every three years, principally for boiler burner refurbishment; and

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

•	Intermediate inspections (on-load inspections) for each unit at 18 months prior to and 18 months after a major overhaul.

However, during 2002 an adjustment to this strategy was proposed. As part of an ongoing operational program at the Drax Power Station, a “4 and 8 year” regime was introduced following consultation with Stone & Webster and Drax Power’s insurers. This adjustment does not change the amount of time spent on maintenance but only affects the maintenance cycle. Stone & Webster confirmed in their April 2002 independent report that they had no objections to increasing the periods between the maintenance outages.

Stone & Webster pointed out that with 6 generating units the change to a “4 and 8 year” maintenance regime may result in the annual overhaul costs at the Drax Power Station fluctuating rather than being roughly constant under a “3 and 6 year” regime. In 2002, the change in strategy allowed the deferral of the major outage on Unit 2 into 2003, which resulted in a reduction in maintenance costs of approximately £5,600,000 in 2002. The completion of a 4-year interim outage on Unit 3 in 2002, rather than a 3-year interim outage, ensures that the fluctuation in costs is kept to a minimum.

The “4 and 8 year” outage programme is still in line with maintenance practices in the UK and worldwide power industry for major coal-fired power stations.

               (b) Preventative maintenance

Preventative maintenance is part of planned routine maintenance, which includes replacing certain parts, particularly those subject to high wear and tear or where failure could adversely affect operation of the plant due to forced outage. Preventative maintenance also includes routine inspections of highly critical components for deterioration. These practices are typical of the industry.

1.4.5  Current operation and maintenance

The Drax Power Station is well positioned to operate as a merchant plant under NETA. Key elements of both its physical and commercial structure provide it with the necessary characteristics to optimise cash flow and mitigate risk. The Drax Power Station was designed as six wholly independent generating units. Each unit can therefore be ramped up or down and put on line or be taken off line without affecting the operating capabilities of other units. The ability of the Drax Power Station to two-shift gives it the ability to run during times of high market prices and shut down during times of low market prices. The independence of the generating units combined with the Drax Power Station’s two-shifting capability and flexible coal procurement strategy has allowed effective response to price signals and demand in the market.

1.4.6  Station management

The Drax Power Station’s staff has extensive experience and a high level of technical skill from craft-based qualifications to degree levels. The staff have a wide range of qualification levels and show a broad range of experience and many employees have worked at the Drax Power Station for between 10 and 30 years.

1.5	Market environment and competition

1.5.1	General overview — the electricity industry in England and Wales

The principal sectors of the electricity industry in England and Wales are:

•	generation: the production of electricity;

•	transmission: the transfer of electricity across the National Grid, the national high voltage transmission system;

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

•	distribution: the delivery of electricity from the National Grid through low-voltage local distribution networks to customers; and

•	supply: the supply of electricity by licensed suppliers to the customer.

1.5.2	Generation

The main generators of electricity in England and Wales are RWE Innogy, Powergen, EDF Energy, British Energy, AEP, Magnox and Drax Power. There are many other power producers, however, and published sources indicate that there are currently approximately 75 companies licensed to generate electricity in England and Wales as well as a small number of companies that produce power for their own use. The mix of generation supplied in 2002 in the UK was 38 per cent. gas, 32 per cent. coal, 23 per cent. nuclear, 3 per cent. renewables and 4 per cent. oil and other forms of generation.

1.5.3	Transmission

NGC owns and operates the National Grid in England and Wales. The National Grid connects power stations to grid supply points where the Distribution Network Operators and other customers connected directly to the National Grid receive electricity. The National Grid is connected to transmission systems in Scotland and France.

1.5.4	Distribution

Distribution Network Operators are responsible for the delivery of electricity over the local distribution networks. There are 12 Distribution Network Operators in England and Wales, although some are now under common ownership.

1.5.5	Supply

The supply of electricity is now fully open to competition and there are no longer any franchise areas. Any licensed supplier may, subject to the terms of its licence, supply electricity to consumers in any area.

1.5.6	Regulation under the Electricity Act and the Utilities Act

The Electricity Act created the original framework for the regulation of the electricity industry in the UK. The framework for reform of regulation of utilities generally in the UK and to facilitate the implementation of NETA was established by the Utilities Act which became law on 28th July, 2000. The Utilities Act created the Authority, a statutory corporation that has the primary responsibility for regulating the industry. Its principal objective is to protect the interests of consumers in relation to gas or electricity conveyed by distribution systems wherever appropriate by promoting effective competition between persons engaged in, or commercial activities connected with, the generation, transmission, distribution or supply of electricity.

A licence is generally required to generate, transmit, distribute or supply electricity. New licences are granted by the Authority, which has the responsibility of enforcing licence conditions. The Secretary of State, however, can create exemptions from the licensing requirements for certain generators and suppliers.

The Authority has the power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its licence conditions and/or which fails to achieve certain relevant requirements. There are certain collective licence modification procedures enabling the Authority to modify standard licence conditions without referring the matter to the Competition Commission.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.5.7	Reform of utility regulation under the Utilities Act

The framework for the reform of the electricity market in England and Wales is contained in the Utilities Act which:

(a)	replaced the Director General of Electricity Supply and the Director General of Gas Supply with the Authority;

(b)	established the Gas and Electricity Consumer Council, which investigates complaints of, provides information and assistance to, and advocates the interests of, all consumers;

(c)	established that the principal objective of the Secretary of State and the Authority carrying out their respective functions under the Electricity Act is to protect the interests of consumers in relation to the supply of electricity and, wherever appropriate, promote effective competition in the principal sectors of the electricity industry in the United Kingdom;

(d)	provided the Authority with power to impose a monetary penalty of such amount as is reasonable in all the circumstances of the case on any company in breach of its licence conditions and/or certain relevant requirements;

(e)	required any company, which is authorised by the licence granted under the Electricity Act to carry out activities subject to price regulation, to publish information showing the connection, if any, between its directors’ pay and customer service standards;

(f)	required the Authority to give reasons for key decisions, publish and consult on its forward work programmes, and establish a code of practice on its consultation and decision-making procedures;

(g)	set out new collective licence modification procedures enabling the Authority to modify standard licence conditions without referring the matter to the Competition Commission; and

(h)	included a requirement for separate licensing of electricity supply and distribution, and the introduction of a bar on supply and distribution licences being held by the same legal person.

1.5.8	New Electricity Trading Arrangements for England and Wales

NETA provides an opportunity for suppliers to participate in pricing of power. Generators actively seek buyers for their power and sell at the prices that those buyers are willing to pay and vice versa. NETA facilitates bilateral trading between generators, suppliers and other traders. Under NETA, the Balancing and Settlement Code incorporates the rules of the balancing mechanism summarised below. All licensed generators and suppliers are parties to the Balancing and Settlement Code.

NETA requires NGC to balance the system. NGC assesses the balance of the system by requiring participants to give notice of their expected generation output or demand for each half-hour trading period. These notifications provide the baseline for bids and offers from generators and suppliers.

The NETA trading arrangements are illustrated and described below:

•	Forward Markets: These permit electricity contracts to be made in advance of physical delivery of the electricity. They operate on a voluntary basis and prices are agreed bilaterally between buyers and sellers. Trading takes place over a wide range of timescales (ranging from several years ahead to on-the-day). The GTMA, developed by the EFA as a standard document for the trading of power under NETA, is currently the predominant form of contract (with varying degrees of amendment) for the purchase of power in the short to medium term forward markets. The GTMA has features which differ materially from the terms upon which IPPs with limited recourse financing would normally be expected to trade. Trading in the long-term forward markets is more likely to be on bespoke or negotiated terms. Power exchanges facilitate trading in the short-term forward markets. NETA makes generators responsible for matching their anticipated metered generation output and makes suppliers responsible for matching their anticipated metered demand with contracted purchases. The latest time

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law for parties to notify bilateral trades to be taken into account in settlements (Gate Closure) is one hour ahead of the start of each half-hourly Settlement Period.

•	Balancing Mechanism: The terms of the balancing mechanism and imbalance settlement (described below) are set out in the Balancing and Settlement Code. The balancing mechanism provides the basis whereby NGC, as system operator, can accept offers of electricity (generation increases and demand reductions) and bids for electricity (generation reductions and demand increases) at very short notice in order to balance generation and demand or to manage constraints on the system. Bids and offers must be submitted by Gate Closure and the balancing mechanism opens (by NGC accepting bids and offers) from that time. A party submitting an offer or a bid which NGC accepts is paid or pays the offer or bid price for the quantity of electricity accepted. Any offer or bid does not relieve the party of any bilateral contract that it has concluded in the forward or futures market. NGC enters into contracts with generators for ancillary services, such as reserve, frequency control and voltage support, needed to maintain system security on the National Grid.

•	Imbalance and settlement: Parties to the Balancing and Settlement Code notify the volumes for any trading period under bilateral contracts for the sale and purchase of electricity that they have concluded in the forward and futures markets prior to Gate Closure. The imbalance, for each party, between its metered generation or demand and its net aggregate contract position, adjusted to take account of accepted bids or offers in the balancing mechanism, is determined for each trading period and cashed-out at an imbalance price calculated under the Balancing and Settlement Code. Generators are paid (or in some cases can have to pay) for uncontracted generation and charged for contracted volumes not covered by generation. Suppliers are charged for uncontracted supply and are paid (or in some cases can have to pay) for contracted volumes not matched by consumption. The imbalance price reflects the weighted average cost of accepted bids or offers in the balancing mechanism for the relevant trading period.

The Authority and the UK Government are currently working towards extending NETA to Scotland. The intention is to introduce Great Britain-wide electricity trading and transmission arrangements (BETTA) by 2004/2005. However, because primary legislation would be required, the timetable may slip because of lack of Parliamentary time and other Governmental priorities.

1.5.9	The Competition Act 1998

The Competition Act contains EU-style prohibitions on anti-competitive agreements and the abuse of a dominant position (together, the Competition Act prohibitions). The Competition Act prohibitions became effective on 1st March, 2000. The Competition Act also introduced major new powers of investigation for the competition authorities and widened the functions of those authorities. With some exceptions, the Competition Act gives the sector regulators, including the Director General of Electricity Supply, now the Authority, concurrent powers with the Director General of Fair Trading to apply and enforce the Competition Act prohibitions in their sectors.

Agreements and conduct can be notified for guidance or for a decision on whether they infringe the Competition Act prohibitions to the Director General of Fair Trading and the sector regulators (collectively, the Director General). Agreements may benefit from individual exemptions granted by the Director General, from block exemptions granted by the Secretary of State or from “parallel exemptions” (arising from EU exemptions). Contractual provisions which infringe the Competition Act prohibitions are void and unenforceable.

Where the Director General finds that a prohibition has been infringed, he may give a direction that the infringement be brought to an end and can obtain a court order to enforce such a direction. He has the power to impose interim measures directions in urgent cases. The Director General can impose financial penalties on an undertaking that infringes the prohibition of up to a maximum of 10 per cent. of its UK turnover over a three-year period. The Director General of Fair Trading has issued guidance on the setting of such penalties. In addition, third parties injured by an infringement of the Competition Act prohibitions may bring a claim in the courts for damages or injunctive relief.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The Competition Act 1998 contains special transitional provisions for utilities which give businesses time to adjust their agreements and arrangements before becoming subject to the prohibitions. In broad terms, particular utility agreements, which were or would have been exempt from the Restrictive Trade Practices Act 1976 (which the Competition Act 1998 has replaced) or qualify under a transitional order made by the Secretary of State, benefit from a five-year transitional period from 1st March, 2000.

1.5.10 The Enterprise Act

The Enterprise Act, the relevant provisions of which came into force in June 2003, made significant changes to UK competition law including to the structure and functions of the Office of Fair Trading (OFT). The main changes are:

(a)	the establishment of the OFT on a statutory basis as a corporate body. Under the new law, the statutory position of Director General of Fair Trading is abolished and his functions are transferred to the OFT;

(b)	the replacement of the existing Fair Trading Act 1973 monopoly inquiry regime with a system of market investigations by the Competition Commission. The purpose of these investigations is to inquire into markets where it appears that the structure of the market or the conduct of suppliers or customers is harming competition. The OFT and sector regulators may make market investigation references, the latter in relation to their designated sectors;

(c)	provision being made for designated consumer bodies to make “super-complaints” where there are market features that may be harming consumers to a significant extent;

(d)	the introduction of a criminal offence for individuals who dishonestly engage in cartel arrangements. This new cartel offence operates alongside the existing regime that imposes civil sanctions on undertakings that breach the Competition Act prohibition on anti-competitive agreements. Those convicted under the new cartel offence may face imprisonment, fines or both;

(e)	the amendment of the Company Directors Disqualifications Act 1986 by providing the OFT and sector regulators with power to apply to a court for orders disqualifying directors of companies which have committed a breach of competition law;

(f)	the strengthening of the OFT’s and sector regulators’ investigatory powers under the Competition Act and the giving to the OFT along with the Serious Fraud Office, extensive powers to investigate and prosecute the new cartel offence; and

(g)	the establishment of a specialist independent body, the Competition Appeal Tribunal (CAT), to hear appeals from decisions of the OFT, sector regulators and the Competition Commission. Third parties injured by proven infringements of the Competition Act prohibitions (or corresponding EU prohibitions) may now make a damages claim in the CAT.

The Enterprise Act also makes procedural and substantive amendments to the UK’s merger control regime.

1.6	Trading and risk management

The agreed objective for the Drax Group following the Schemes is to minimise the risk of not being able to make payments to InPower 2 and Harich such that InPower 2 is unable to meet the A1 Loan interest and scheduled principal payments and the A2 Loan interest payments, whilst maintaining the Drax Group’s longer term exposure to the power market such that it is able to benefit from any recovery in the sector.

The detailed strategy of the Drax Group has been documented in a trading and risk management strategy document, which is augmented by targets and restrictions imposed on the Drax Group’s activities in the new finance documents. Drax Group management have committed to implementing this strategy

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law document in the period to 30th June, 2004 with a number of key additional details of how the strategy will be implemented to be presented to the Monitoring Committee following completion of the Restructuring.

The Drax Group has developed an integrated risk management approach with the following key components:

•	Organisation;

•	Power sales and purchases;

•	Fuel procurement;

•	Credit risk management; and

•	Reporting.

1.6.1	Organisation

A risk management committee (RMC), as an operational sub-committee of the board of directors of Drax Group Limited, will have responsibility for the implementation of the financial risk management objectives.

The RMC will comprise at least four members, to include representatives from the finance, production and commercial departments and will consist of at least two board members and a non-executive expert committee member.

The non-executive committee member will be an experienced power marketeer/trader and/or treasury professional to add expertise in power trading to the RMC outside the member of the board responsible for commercial activities and the risk management team.

Drax Group management are required to develop the detailed organisational framework, including specific job titles and roles, before 31st December, 2003, and it is anticipated that this framework will include at least two new roles within the risk management team at Drax Group Limited: the role of the member of the board responsible for commercial activities, who will take overall responsibility for the financial risk management areas, and the role of risk manager, who will take a direct reporting role to the RMC, and make compliance reports available to the Monitoring Committee.

1.6.2	Power sales and purchases

The Drax Group will seek to have a sufficient level of forward power sales to enable payments to InPower 2 to enable InPower 2 to make its scheduled A1 Loan interest and principal payments, and A2 Loan interest payments in full, for at least a two year rolling forward period.

It is anticipated that the Credit Support Facility will be provided to the Drax Group as part of the Restructuring, which will support the Drax Group’s activities in this area.

1.6.3	Fuel procurement

The Drax Group will seek to procure fuel to optimise its power generation in line with anticipated power sales, and operational and emissions constraints, whilst seeking to minimise risks of increases in fuel prices causing a failure to be able to make payments to InPower 2 to enable InPower 2 to make its scheduled A1 Loan interest and principal payments, and A2 Loan interest payments in full.

Coal stocks held at the Drax Power Station will not exceed 1,200,000 tonnes, nor drop below 600,000 tonnes. Management will seek to ensure that the Drax Power Station holds a stock balance of 800,000 tonnes, subject to seasonal variation.

The Drax Group will work to develop its detailed long term fuel procurement plan to optimise the fuel mix and coal sourcing following the cessation of the existing coal contract with UK Coal which will expire in 2006.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.6.4	Credit risk management

The Drax Group has developed a counterparty exposure limit structure by reference to the credit ratings of counterparties which is intended to limit the impact of the failure of a single counterparty to honour its contractual obligations to the Drax Group.

The Drax Group has also developed a strategy to optimise the use of the credit facilities made available to support the risk management objectives, a key element of which is that the Drax Group will not conduct forward power agreements with counterparties which require a mark-to-market margining methodology.

1.6.5	Reporting

The Drax Group will provide monthly reporting on its risk management activities to the Monitoring Committee, and will prepare an annual risk management operating plan to reflect planned activities which may update its strategy to achieve the stated objective.

1.7    The Drax Group’s business and customers

Since the introduction of NETA, Drax Power has been successful in entering into bilateral contracts that meet the Drax Power Station’s capacity. The termination of the TXU Contract means that Drax Power is operating the Drax Power Station as a merchant power plant and is exposed to market-related risks to a greater extent than when the TXU Contract was in force. Under the TXU Contract, approximately 60 per cent. of Drax Power’s revenues were attributable to the TXU Contract. Currently, Drax Power has approximately 20 different counterparties to whom sales of electricity are made under GTMAs.

1.8    Drax Group property assets

The primary asset of the Drax Group is the Drax Power Station and its surrounding land which together comprise the Site with a total area of approximately 1,850 acres, situated on the banks of the river Ouse between the towns of Selby and Goole in North Yorkshire, England.

Drax Power is the legal and beneficial owner of the freehold interest in the whole of the Site, which is registered at HM Land Registry with absolute title under title number NYK223464.

Drax Power is required as a condition of an IPC consent dated 8th April, 1993 (as varied) to maintain the Atmospheric Monitoring Equipment on the Atmospheric Monitoring Sites. 11 Atmospheric Monitoring Sites are within the Site and ten in the vicinity of the Site are held by Drax Power under short term leases or licences.

Some of the non-operational parts of the Site are used by the employees of Drax Power as a social club, a golf course and other recreational facilities. RWE Innogy plc is the tenant of the coal preparation laboratory and also a business park, comprising coal and ash laboratories with ancillary offices and stores. An ash classification plant on the Site is leased to Ash Resources Limited. The majority of the remaining non-operational land comprising the Site is, from time to time, let on agricultural tenancies.

1.9    Financial information and financial condition

Audited consolidated financial statements for the two years ended 31st December, 2002 in respect of Drax Holdings, including a summary of differences between UK and US GAAP, are set out in Appendix 1.

Unaudited consolidated financial statements for the nine-month period ended 30th September, 2003 in respect of Drax Holdings are set out in Appendix 2.

An unaudited pro forma consolidated balance sheet in relation to Drax Holdings and Drax Group Limited is set out in Appendix 3, showing figures as at 30th September, 2003 to illustrate the position as if the Restructuring had then taken place.

A management discussion and analysis of the financial condition of Drax Holdings in respect of the nine-month period ended 30th September, 2003 is set out in Appendix 8.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

1.10   Current trading and prospects

Revenues for the quarter ended 30th September, 2003 totalled £88,967,000, compared to £112,291,000 for the same period in 2002, a decrease of 20.7 per cent. The revenues for the first nine months of 2003 totalled £318,314,000, compared to £387,170,000 for the same period in 2002, representing a 17.8 per cent. decrease.

The decreases in revenues for 2003, compared to the same periods in 2002, are due principally to the loss of the capacity payment payable by TXU EET under the TXU Contract. Following the termination of the TXU Contract on 18th November, 2002, there was an overall decline in capture price from an average of £33.80/MWh during the third quarter of 2002 to £16.82/MWh during the third quarter of 2003. Sales volumes in the third quarter of 2003 totalled 5,289.6 GWh, compared to 3,322.25 GWh for the same period in 2002. The increase in volume was due to the increase in Drax Power’s sales, which have had to compensate for the loss of the TXU Contract and therefore the price achievable, as the plant now operates on a fully merchant basis in the UK market and is no longer restricted to generation levels per the TXU Contract.

In 2002 annual baseload contract (contracts where electricity is supplied 24 hours per day, seven days per week) prices fell from around £18.45/MWh in January, 2002 to £16.92/MWh by 31st December, 2002. The trend in baseload prices through September 2003, shows continuing recovery from the previous low prices experienced in 2002 and the beginning of 2003.

In January, 2003, prices increased sharply at which time Drax Power successfully hedged some of the Drax Power Station’s output. Drax Holdings believes that this price peak was caused by uncertainty in the market place following the administration of TXU EET and TXU Group and the issues faced by British Energy at that time. Generally, the forward curve continued to rise throughout the year as capacity margins tightened. The general upward trend of the annual baseload contract has continued through the year and received a major boost during this summer, when low plant availability (due to summer outages), hot weather, high prices on the continent and the interconnector exporting caused day head prices to spike. This was evidenced by a sharp increase in the annual baseload contract price since July 2003.

The current prices for the annual baseload contract are the highest seen since the start of NETA in March, 2001.

Cost of sales for the quarter ended 30th September, 2003, which are primarily fuel costs, were £61,655,000, compared to £39,422,000 for the quarter ended 30th September, 2002. Cost of sales for the nine-month period ended 30th September, 2003 also shows an increase to £204,617,000 compared to £149,858,000 for the same period in 2002. The increase in fuel burned for the third quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 3,322.25 GWh during the third quarter of 2002 to 5,289.6 GWh during the third quarter of 2003, now that the plant is operating on a fully merchant basis. The impact of this increase is also reflected in the Drax Power Station’s load factor, which has increased to 61.8 per cent. for the quarter ended 30th September, 2003, compared to 38.9 per cent. for the same period in 2002.

Gross profit (revenues less cost of goods sold) was £27,312,000 for the quarter ended 30th September, 2003, compared to £72,869,000 for the same period in 2002, and totalled £113,697,000 for the nine months ended 30th September, 2003, compared to £237,312,000 for the same period in 2002. This gives a gross margin of approximately 30.7 per cent. for the third quarter of 2003, compared to 64.9 per cent. for the same period in 2002, and a gross margin of 35.7 per cent. for the nine months to 30th September, 2003, compared to 61.3 per cent. for the same period in 2002. The downturn in the gross margin during the third quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the TXU Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

•	average selling price (total revenues divided by total volume of electricity sold) decreased by 49.8 per cent. for the third quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which Drax Power is now exposed.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

•	fuel costs increased by 56.4 per cent. in the third quarter of 2003 compared to the same period in 2002, which reflects the increased generation levels, as mentioned above.

1.11   Financial projections

Following the appointment of Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings on 30th July, 2003, Drax Holdings decided to update the assumptions underpinning the base case projections of 30th June, 2003 set out in the Form 6-K filed with the SEC by Drax Holdings on 16th July, 2003. Set out in Part B of Appendix 9 are updated financial projections in respect of the Drax Group, including its rights in respect of the TXU Claim. A summary of the assumptions used for these updated financial projections is set out in Part A of Appendix 9.

The revised financial projections are based on information available as at 10th October, 2003 and include latest estimates prepared by the Drax Group of power prices, coal prices and other operating data. These estimates reflect the further increase in power prices since publication of Drax Holdings’ 30th June, 2003 financial projections. However, these projections are subject to a number of risks and you are encouraged to read Section 6 of this Part, and you should also note that Drax Opco’s ability to sell forward will be limited by the terms of the Credit Support Facility. In addition, no assurance can be given that market prices will remain at their current levels.

1.12   Directors and senior management of the Drax Group

1.12.1 Directors

Name	Position	Age

Gordon Horsfield	The Executive Chairman of the Drax Companies, Gordon Horsfield retired from PricewaterhouseCoopers (UK firm) in January 2003 after thirty-four years with the firm. During his career at the firm he held a number of senior positions. He was appointed Director of Operations following the merger of the two predecessor firms and later he led the firm’s UK team dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been Head of the Corporate Finance and Recovery division of Price Waterhouse in the UK.	57

Gerald Wingrove	The Finance Director of the Drax Companies, Gerald Wingrove, joined London Electricity in 1998 as Finance Director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing finance roles, he took over responsibility on London Electricity’s board for the retail and trading businesses and in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr Wingrove left London Electricity in December 2002. Before joining London Electricity, he worked for Enron Corp for eight years in London and Houston, Texas, USA.	49

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Name	Position	Age

Lord Taylor of Blackburn	A non-executive director of the Drax Companies, Lord Taylor has been an active member of the House of Lords since his elevation to the peerage in 1978. Since becoming a member of the House of Lords he has served on many Government committees including the Select Committee on Science and Technology and the Committee for Foreign Affairs. He is a former member of the Executive of the Commonwealth Parliamentary Association. Lord Taylor’s special parliamentary interests include education, energy, commonwealth affairs, local government, information technology, railways and the North West of England. He has a wide knowledge of the workings of the United Kingdom Government and the Civil Service and their interface with business and commerce. Lord Taylor is a consultant/adviser to several international companies.	73

1.12.2 Senior management

In addition to the directors of Drax Power, the current members of the senior management team at the Drax Power Station are:

Name	Position	Age

Nigel Burdett	Head of Environment. He holds an MA and a PhD. He joined CEGB in 1977 as a research officer and has also worked as a scientific adviser for the Cabinet Office before joining National Power as head of corporate environment unit in 1989. He held similar positions for Eastern Electricity and TXU before joining Drax Power in 2003.	53

Ian Foy	Sales and Marketing Manager. He has been with the Drax Power Station for over 20 years. He transferred to Drax Power from National Power with the acquisition of the Drax Power Station and has been involved in commercial operations at the Drax Power Station for the past six years.	44

John Grimes	Materials Handling Manager. BEng(Hons), Chartered Engineer and Member of Institute of Mechanical Engineers. He joined CEGB in 1973 as an engineering trainee and held various positions at Thorpe Marsh and regional engineering branch before joining the Drax Power Station in 1993 as a shift manager. He was appointed to his current role in 1996.	46

Martin Jenkins	Engineering and Maintenance Manager. He was trained as an engineer by the CEGB and holds a BSc (Hons) and a Certificate in Management. He has worked at the Drax Power Station since 1986 as an engineer, shift manager, project (outage) manager and since September 2001 he has been the Engineering and Maintenance Manager.	47

John Lowen	Commercial Manager. He is a member of Drax Power’s leadership team. He is a qualified management accountant, who joined AES Corporation in January 1997. He worked initially in Hungary and then spent two years as an accountant at the Medway Plant in Kent. Prior to joining AES Corporation, he held a number of senior financial posts within British Coal.	52

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Name	Position	Age

Roddy Mackinnon	Chief Financial Officer. He qualified as a chartered accountant in 1990 and is a member of the Institute of Chartered Accountants of Scotland. He previously worked for Deloitte & Touche in Glasgow and spent two years with them in Bermuda, before joining National Power in 1992. He transferred to Drax Power with the acquisition of the Drax Power Station in 1999.	37

John Prickett	Generation Manager. He is a qualified mechanical and electrical HNC, who came to the Drax Power Station in 1973 as an instrument mechanic. He undertook an industrial staff traineeship and qualified as an engineer in 1978. He has held a number of positions at the Drax Power Station since that time, and was appointed as a shift manager in 1997. Since 2000, he has served as the Production Manager and is currently acting as Production Director.	51

John Readshaw	Human Resources Manager. CIPD qualified and Member of the Institute. He joined CEGB in 1973 and has held a number of human resources and administrative posts at the Drax Power Station and Ferrybridge C Power Station. Prior to transferring to Drax Power with the acquisition of the Drax Power Station in 1999 he was Human Resources Manager for National Power, covering the Drax Power Station, the Eggborough Power Station and maintenance services at Ferrybridge.	52

Melanie Wedgbury	Head of External Affairs. She holds a BSc, (Hons) and a Doctor of Philosophy in Metallurgy, MBA. She joined Drax Power in 2002 from Entergy where she was director of regulatory affairs. Previously she was Head of Corporate Policy at the Electricity Association having held a number of positions since 1992. She commenced her career as a research officer at National Power.	39

1.12.3 Compensation

Executive Directors

The Executive Directors are employed under service agreements with Drax Power dated 5th August, 2003 which became effective on 30th July, 2003 when they also became directors of Drax Power. Effective from 5th August, 2003, following AES Corporation withdrawing its support for and participation in the Restructuring on that date, Gerald Wingrove has acted as Finance Director and Gordon Horsfield as Chairman of Drax Power.

The service agreements are for a fixed period of 12 months from 30th July, 2003, although the Senior Banks and the Senior Bondholders may require earlier termination following completion of the Restructuring and either Executive Director may terminate his agreement on four weeks’ notice.

The Executive Directors are each paid a fee of £1,500 per day, payable monthly in advance. The Executive Directors are also each entitled to share as a success fee an amount up to £200,000 (in such proportions as are notified to Drax Power by the Executive Directors) to reflect their contribution towards the Restructuring, in the event either that the Restructuring becomes effective or that an Executive Director’s employment is terminated at Drax Power’s request.

The Executive Directors do not participate in any of Drax Power’s pension schemes and Drax Power does not make any pension contribution in respect of the Executive Directors. They receive no taxable benefits from Drax Power.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

After the Effective Date the parties have agreed to negotiate in good faith the terms of further service agreements between Drax Group Limited, Drax Opco and the Executive Directors on terms (including benefits) no less favourable than those applicable to comparable employees in the industry sector. It has already been agreed, however, that Gordon Horsfield’s base salary will be £295,000 and that Gerald Wingrove’s base salary will be £250,000. The Executive Directors will also participate in both the long term incentive plan (subject to its approval by the holders of the Equity at an extraordinary general meeting convened for that purpose) and the annual contractual cash bonus scheme referred to below. Further information is set out in Part E, Section 5.1.2.

Lord Taylor of Blackburn

Lord Taylor of Blackburn entered into a letter of appointment with Drax Power dated 6th November, 2003. Under the terms of appointment he receives £3,000 plus VAT per month. He is also reimbursed for travelling expenses. The letter of appointment is subject to termination on one month’s prior written notice by either party.

1.12.4 Incentive arrangements

It is intended that all employees will be incentivised. The incentives will be provided by two separate schemes, developed on the bases which reflect market practice, being a long-term incentive plan to motivate senior management (including the Executive Directors) and an annual cash bonus scheme to incentivise all employees (including the Executive Directors and senior management). These plans are described more fully below.

It is proposed that an incentive plan be established to motivate senior management (including the Executive Directors) to develop the Drax Group’s business. It is currently intended that the rewards available under the plan will be directly linked to the rise in value of the Drax Group’s debt and Equity following the Effective Date. Therefore, awards under the plan will firmly link the participants’ interests with those of the Drax Group’s creditors.

The structure of the plan which will be used, the value potentially available under it and the performance targets that will need to be met in order to deliver that value will depend in part upon the professional advice which the Drax Group receives.

The plan, once developed, will be approved by both the Remuneration Committee of the board of directors of Drax Group Limited (once established) and by an ordinary resolution of the holders of the Equity at the extraordinary general meeting to be convened for that purpose. The Remuneration Committee will comprise Gordon Horsfield and two non-executive directors. Gordon Horsfield will not participate in any discussions relating to his own remuneration. The plan will be administered by the board of directors of Drax Group Limited (or a duly authorised committee of the Board). Participation will be limited to the Executive Directors and other members of senior management approved by the Remuneration Committee. It is anticipated that initial awards will be made to selected participants (including the Executive Directors) in early 2004, and that further awards will be made, as appropriate and with the approval of the Remuneration Committee, in order to attract, incentivise and retain selected members of the senior management team including the Executive Directors. The making of any awards under the plan will be based on the relevant individual’s performance.

In addition, it is currently intended that all employees (including the Executive Directors) will participate in an annual cash bonus scheme under which bonuses will be payable on the achievement of a mixture of personal and corporate targets. It is anticipated that these targets will be based upon financial, operational, environmental and safety matters and will be weighted according to their relevance to the participant.

1.13   Employees

Approximately 90 per cent. of employees who operate and maintain the Drax Power Station were formerly employed by National Power. As of 14th November, 2003, Drax Power employed approximately 500 full-time employees at the Drax Power Station. Approximately 78 per cent. of the

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law employees who currently work at the site have been employed there for more than 10 years. The employment contracts of most of the Drax Power Station’s employees are covered by a company agreement with the trade unions that are recognised at the plant.

2.     Business overview of InPower

2.1    Corporate details

InPower is a special purpose vehicle incorporated under the laws of Jersey, Channel Islands with unlimited duration and with limited liability. By special resolution in accordance with the Jersey Companies Law dated 3rd November, 2003 InPower became a public company. The share capital of InPower is £10,000 divided into 10,000 ordinary shares of £1 each of which 10 shares have been issued. The entire issued share capital of InPower is controlled by InPower 2.

The registered office of InPower is located at 22 Grenville Street, St. Helier, Jersey, JE4 8PX.

The directors of InPower are Julia Chapman, Niall McCallum and Andrew Armstrong.

The business address of Julia Chapman is 22 Grenville Street, St. Helier, Jersey JE4 8PX. Mrs Chapman is a solicitor of the Royal Court of Jersey and a director of Mourant & Co. Limited.

The business address of Niall McCallum is St. Paul’s Gate, New Street, St. Helier, Jersey JE4 8ZB. Mr McCallum is a chartered secretary and a director of Deutsche Bank International Limited.

The business address of Andrew Armstrong is JPMorgan House, Grenville Street, St. Helier, Jersey JE4 8QH. Mr Armstrong is a banker and managing director of JPMorgan Chase Bank.

The secretary of InPower is Mourant & Co. Secretaries Ltd whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX.

The name and address of the auditors of InPower is Ernst & Young LLP of Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE1 1EY.

2.2    Business

InPower is a holding company with no material operations. Its only assets are its ownership of all of the share capital of BondPower, the Eurobond Coupons and the InPower Harich Swap. BondPower owns the Eurobond Principal which was assigned to it by InPower and acts as a guarantor under the Facility Agreement. BondPower has no further material operations or assets.

2.3    Financial information

Audited consolidated financial statements for the two years ended 31st December, 2002 in respect of InPower are set out in Appendix 4.

Unaudited consolidated financial statements for the nine month period ended 30th September, 2003 in respect of InPower are set out in Appendix 5.

An unaudited pro forma consolidated balance sheet in relation to InPower 2 is set out in Appendix 6, showing figures as at 30th September, 2003 to illustrate the position as if the Restructuring had then taken place.

An unaudited pro forma balance sheet in relation to NoteCo is set out in Appendix 7, showing figures as at 10th October, 2003 to illustrate the position as if the Restructuring had then taken place.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

3.     Reorganisation of the Drax Group

As part of the Restructuring, various steps have been or will be taken to reorganise the Drax Group.

3.1    Harich Swaps and Excluded Eurobond Coupons

The amounts payable by InPower under the Facility Agreement are intended to be met out of the amounts InPower is entitled to receive under the Eurobond Coupons. However, as the payments due under the Eurobond Coupons are fixed interest payments while those due under the Facility Agreement include both payments of principal and interest (at a floating rate), mismatches can occur between the payments received by InPower under the Eurobond Coupons and the payments InPower is required to make under the Facility Agreement. Accordingly, InPower entered into the InPower Harich Swap under which amounts either fall due for payment or are receivable by InPower, such that InPower is able to fund the payments of principal and interest under the Facility Agreement. In order to ensure that the InPower Harich Swap will continue to be available (along with the Eurobond Coupons) to enable InPower 2 to service its payment obligations under the restructured debt, the claim in respect of the InPower Harich Swap is not going to be compromised as part of the InPower Scheme. Accordingly, the InPower Harich Swap will remain in place and the rights and obligations thereunder will be assumed by InPower 2.

Valuation of the Eurobond Coupons

The Eurobond Coupons cannot be claimed at their face value prior to their maturity. For the purposes of valuation on acceleration, the unmatured Eurobond Coupons become due and payable at the NPV Coupon Amount, as defined in and as calculated under the terms of the Calculation Agency Agreement.

As at the Record Date, termination amounts will be due from InPower to Harich under the InPower Harich Swap, and the NPV Coupon Amount in respect of the Eurobond Coupons will exceed the principal amount payable by InPower under the Facility Agreement by an amount which is similar to the termination amounts under the InPower Harich Swaps.

The Eurobond Coupons and the Schemes

The Eurobond Trustee has a Scheme Claim in the Drax Holdings Scheme in respect of the Eurobond Coupons in which InPower holds the ultimate beneficial interest. The Senior Banks have Scheme Claims in the InPower Scheme in respect of the Facility Agreement.

Transfer of Excluded Eurobond Coupons

Currently, the Eurobond Trustee’s claim under the Drax Holdings Scheme is in excess of the amounts owed by InPower under the Facility Agreement. In order to ensure that, on the Record Date, these claims match, a portion of InPower’s interest in the Eurobond Coupons, to be known as the Excluded Eurobond Coupons, will be transferred by InPower to InPower 2, in consideration for which InPower 2 will assume the rights and obligations of InPower under the InPower Harich Swap (subject in both cases to re-transfer if the Schemes do not become effective). The InPower Harich Swap will be amended on the Effective Date, as described in Part B of Appendix 13 with amendments being made to the matching Drax Harich Swap on essentially the same terms.

The NPV Coupon Amount of the Excluded Eurobond Coupons will be equal to such amount as is required so that the NPV Coupon Amount of the Included Eurobond Coupons will be equal to the principal amount owed by InPower to the Senior Banks under the Facility Agreement. Hence, the Eurobond Trustee’s Scheme Claim in the Drax Holdings Scheme will match the aggregate of the Senior Banks’ Scheme Claims in the InPower Scheme (assuming each Senior Bank makes a Scheme Claim under the InPower Scheme). The valuation of the Eurobond Trustee’s Scheme Claim for voting purposes in the Drax Holdings Scheme will be an amount equal to its interest in the Included Eurobond Coupons.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Provisions for re-transfer

The agreement which provides for the transfer of the Excluded Eurobond Coupons also provides that if the Drax Holdings Scheme has been approved by the requisite majority of the Drax Holdings Scheme Creditors but the Effective Date has not occurred on or prior to 30th January, 2004, the Excluded Eurobonds will automatically be transferred from InPower 2 back to InPower. However, the Bank Steering Committee will have the right, in its absolute discretion, to waive the automatic re-transfer of the Excluded Eurobond Coupons.

Detailed terms of the Eurobond Coupons, the Additional Eurobonds and the Harich Swaps are set out in Appendix 13.

3.2    Formation of Drax Group Limited and Drax Intermediate and transfer of Drax Holdings

Drax Group Limited and Drax Intermediate were both incorporated in the Cayman Islands on 30th September, 2003. Drax Group Limited is a wholly owned subsidiary of Drax Acquisition and Drax Intermediate is a wholly owned subsidiary of Drax Group Limited.

Conditional on the Schemes becoming effective and in consideration of the release of the security obligations of Drax Acquisition in respect of certain of Drax Holdings’ existing senior secured indebtedness, Drax Acquisition will transfer and assign all its interest in Drax Holdings, including its right to receive the preference shares in Drax Holdings pursuant to a subscription agreement dated 30th November, 1999 between Drax Holdings and InPower (as the same was assigned to Drax Acquisition on the same date), to Drax Intermediate.

3.3    Formation of Drax Opco and transfer of the Drax Power Station

Drax Opco was incorporated on 1st September, 2003 with limited liability under the laws of England and Wales. On 4th September, 2003, Drax Holdings acquired the entire issued share capital of Drax Opco. Drax Opco entered into a debenture with JPMorgan Chase Bank on 12th September, 2003 (the Opco Debenture) pursuant to which it has provided a guarantee and security in respect of Drax Holdings’ secured indebtedness, with recourse initially limited to Drax Opco’s assets. Drax Opco currently has only nominal assets.

Pursuant to the Business Transfer Agreement, Drax Power will, subject to certain conditions being met, transfer its business and assets (including the Drax Power Station, the TXU Claim or rights in respect of the TXU Claim, but excluding certain inter-company and cash balances) to Drax Opco. The Business Transfer Agreement will be completed on the Effective Date, or, if earlier and subject to the requisite consents being obtained from Existing Senior Creditors, will be completed, in whole or in part, on 31st December, 2003. Further details of the terms of the transfer of the business are set out in the summaries of the Business Transfer Agreement and the Inter-company Loan Agreement contained in Part C, Section 2 of Appendix 18.

4.     General matters relating to the Restructuring

4.1    Agreements and arrangements with IPR

On 30th June, 2003, Drax Holdings filed a Form 6-K with the SEC outlining the terms of a proposed restructuring of the secured debt of the Drax Group, which involved the provision of funding and management and technical services by AES Corporation. On 23rd July, 2003, IPR made the Original IPR Offer to replace AES Corporation in relation to the proposed restructuring of the debt of the Drax Group. The Original IPR Offer involved the provision of funding and management services in connection with the restructuring of the Drax Group.

On 30th July, 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of Drax Holdings as independent directors with a view to considering the Original IPR Offer. On 5th August,

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

2003, AES Corporation announced that it was withdrawing its support for, and participation in, the restructuring of the Drax Group and that its directors on the boards of the Drax Group would resign.

Following AES Corporation’s withdrawal and the Original IPR Offer, Drax Holdings received offers from BHP Billiton plc, Goldman Sachs International and Miller, McConville, Christen, Hutchison & Waffel to participate in the restructuring based on the terms of the proposal disclosed in the Form 6-K filed by Drax Holdings with the SEC on 30th June, 2003.

Following the Original IPR Offer, Drax Holdings and various interested parties had discussions with IPR and the other competing bidders in connection with their respective proposed participations in the Restructuring.

On 19th August, 2003, IPR revised the Original IPR Offer. On 30th August, 2003, IPR again revised its offer and proposed a new offer, the IPR Offer. Drax Holdings accepted the IPR Offer and agreed to negotiate with IPR on an exclusive basis to achieve the Restructuring. The detailed terms of the Restructuring are set out in Parts C and D.

Exclusivity arrangements between IPR and Drax Holdings are set out in full in the IPR Offer Letter (a copy of which is available for inspection (see Section 4.10 of this Part for further information) (as amended by the COOIA). In summary, they prevent Drax Holdings (and each of its directors, officers, agents, advisers and employees) from: (a) entering into or continuing any negotiations with any person other than IPR with respect to the Restructuring; (b) soliciting or encouraging any person other than IPR to make any proposal with regard to the Restructuring or entertaining any such proposal or offer; (c) entering into any agreement or arrangement with any other person which would have the effect of preventing Drax Holdings from completing the Restructuring with IPR; or (d) subject to certain limited exceptions, giving or making available any information relating to the Drax Group to any other person.

These exclusivity arrangements will cease on 31st January, 2004, subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the Restructuring being completed on or before 30th June, 2004.

On 10th October, 2003, IPR and Drax Holdings (amongst others) entered into the COOIA pursuant to which IPR agrees, subject to the satisfaction of certain conditions, to provide up to £100,000,000 to fund the A Cash Election and up to £30,000,000 to fund the B Cash Election. The COOIA was amended and restated on 14th November, 2003. Further details relating to the COOIA are set out in Appendix 18, Part C, Section 1.1.

In addition, on 10th October, 2003, the Letter of Credit was issued. The Letter of Credit is in the initial amount of £100,000,000 and may be permanently reduced to the extent that the IPR A Cash-Out Funds required are less than £100,000,000. Drax Holdings is entitled to make a demand for payment under the Letter of Credit in the event that IPR fails to provide the IPR A Cash-Out Funds in accordance with the terms of the COOIA.

In the event of the termination or lapsing of the COOIA in accordance with its terms, Drax Holdings has undertaken to IPR that it will forthwith present a reduction certificate (in the form set out in Annex I to the Letter of Credit), notifying the Issuing Bank that the amount that may be drawn down under the Letter of Credit will be permanently reduced to zero, and that the Letter of Credit will be returned to the Issuing Bank.

Provided that at least £10,000,000 of IPR A Cash-Out Funds have been used for the A Cash Election, IPR will be entitled to receive the IPR Support Fee. The IPR Support Fee will rank at all times at the same level as payment of operating expenditure at the top of the Cash Flow Waterfall. The IPR Support Fee will be that specified in the two options below and the Drax Group will notify IPR by the Effective Date which option it has selected:

•	Option A: a fixed non-refundable support fee for the four years from the Effective Date of £5,000,000 (exclusive of VAT) in aggregate, to be paid in full within two months of the Effective Date; or

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

•	Option B: an annual support fee for each of the four years from the Effective Date of £1,500,000 per annum (exclusive of VAT) payable monthly in arrears (based on 1/12th of the IPR Support Fee for each calendar year).

If the IPR A Cash-Out Funds are less than £10,000,000, IPR will be entitled to receive the IPR A Cash- Out Fee of £2,000,000 (exclusive of VAT).

Under the Shareholders’ Agreement in favour of the Shareholders, the IPR Holder will be obliged (and in consultation with the board of directors of Drax Group Limited) to instruct an IPR Entity to carry out annual and quarterly equity holders’ investment reviews of the business for a period of up to four years from the Effective Date. The IPR Holder or such other person as it directs will be compensated for undertaking the reviews through the IPR Support Fee set out above.

In the event of: (a) a change of control of Drax Group Limited on the terms set out in the Shareholders’ Agreement; or (b) Drax Group Limited becoming Insolvent; or (c) an IPO of Drax Group Limited, in the case of (a) and (c), either the IPR Holder or the Shareholders (excluding the IPR Holder) (by way of ordinary resolution) may, by one month’s written notice, terminate the IPR Support Fee arrangement and, in the case of (b), the IPR Support Fee shall automatically terminate and, in each case, the IPR Holder’s investment review obligation shall thereupon terminate and (if Option B above applies) the IPR Holder or such other person as it directs will be paid, promptly upon such termination notice being issued or upon such automatic termination, an amount in pounds sterling equal to the net present value of the fee which otherwise would have been payable to the IPR Holder or such other person as it directs for the remainder of the four year period discounted back to the date of the notice of the termination at the rate of ten per cent. without any deduction for any taxes.

Under the terms of the COOIA, IPR will be entitled to receive from Drax Holdings and Drax Opco up to an aggregate maximum of £500,000 (exclusive of VAT) in respect of the fees of its legal and tax advisers.

The above arrangements and other aspects of the IPR Offer are detailed in the Shareholders’ Agreement and the New Articles, further details of which are set out in Appendix 15, and the COOIA, further details of which are set out in Appendix 18, Part C, Section 1.1, and otherwise in the IPR Offer Letter.

IPR has paid the Escrow Fund into an escrow account. Pursuant to the escrow arrangements, Drax Holdings will be entitled to the Escrow Fund if the Restructuring does not become effective on or prior to 31st December, 2003 (subject to extension) as a direct result of IPR having frustrated the Restructuring. Otherwise, IPR will be entitled to the Escrow Fund.

4.2    Material contracts

4.2.1  Drax Group

A summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by a member of the Drax Group within the three years immediately preceding the date of this document and those contracts entered into, or to be entered into by any member of the Drax Group (not in the ordinary course of business) which contain any provision under which any member of the Drax Group has, or will have, any obligation or entitlement which is material to the Drax Group at the date of this document appears in Appendix 18.

4.2.2  InPower

A summary of the principal contents of each material contract (not being a contract being entered into in the ordinary course of business) entered into by a member of the InPower Group within the three years immediately preceding the date of this document and those contracts entered into, or to be entered into by any member of the InPower Group (not in the ordinary course of business) which contain any provision under which any member of the InPower Group has, or will have, any obligation or entitlement which is material to the InPower Group at the date of this document appears in Appendix 18.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

4.3    The TXU Claim

Significant developments during 2002 and recent developments

4.3.1  Recent developments

The administrators of TXU EET and TXU Group are proposing that the amounts owing to Drax Power under the TXU Claim be agreed at £347,820,223 in respect of the claim against TXU EET and £266,486,301 against TXU Group, conditional upon schemes of arrangement or company voluntary arrangements being agreed for both companies. Both figures being proposed are inclusive of value added tax but exclusive of any interest. Drax Power hopes to conclude an agreement with the administrators of TXU EET and TXU Group on the amount of the TXU Claim shortly. Agreement on the amounts owed does not ensure recovery, as discussed below.

The uncertainties relating to the valuation by Drax Holdings of the TXU Claim include the fact that the amount of any distribution payable from schemes of arrangement or company voluntary arrangements for TXU Group and TXU EET on any claim admitted will depend on the amount of funds available within these companies to meet such claims and the size of any competing claims by any other creditor of TXU Group and TXU EET. The timing of any payment of distributions is also uncertain.

4.3.2  Credit rating downgrades

During the week of 7th October, 2002 Moody’s and Standard & Poor’s began discussions with TXU Group regarding its credit ratings. TXU Group was the guarantor under the TXU Contract which historically accounted for approximately 60 per cent. of the revenues generated by Drax Power.

On 14th October, 2002, TXU Group was downgraded by Standard & Poor’s (to B+ from BBB-) and by Moody’s (to B3 from Baa3). On the same day Drax Power was also downgraded by Standard & Poor’s to B, negative outlook, which resulted in Standard & Poor’s, Moody’s and Fitch rating Drax Holding’s senior debt, the Eurobonds and the Senior Bonds below investment grade. The High Yield Notes issued by AES Energy which are structurally and contractually subordinated to the senior debt of Drax Holdings, were also downgraded to C by Standard and Poor’s, Ca by Moody’s and CC by Fitch.

4.3.3  Discussions with TXU EET and TXU Group on restructuring of the TXU Contract

Due to TXU Group’s credit rating downgrades, and the announcement by TXU Corporation on 14th October, 2002 that it would not inject any additional capital into TXU Group, Drax Power was requested by TXU Group and TXU EET to enter into discussions in relation to the termination of the TXU Contract. From 14th October, 2002, Drax Power began such discussions with TXU Group and TXU EET. However, no agreement was reached.

4.3.4  Notices under the TXU Contract

As a result of TXU Group’s credit ratings downgrade and TXU EET’s failure to make timely payments of £25,535,456 due under the TXU Contract on 14th October, 2002, Drax Power:

•	gave notice, as of 15th October, 2002, to TXU EET to deliver a letter of credit for the benefit of Drax Power in accordance with the terms of the TXU Contract. Failure to issue the letter of credit by 4th November, 2002 would permit Drax Power to terminate the TXU Contract, subject to receiving certain necessary consents; and

•	delivered, as of 15th October, 2002, a demand for payment and notified TXU EET that Drax Power had rights to terminate the TXU Contract due to TXU EET’s inability to pay its debts as they fell due as evidenced by its failure to make the payment due to Drax Power on 14th October, 2002. This payment was made on 17th October, 2002, as a result of which this demand no longer had any effect.

As a result of Drax Power’s credit ratings downgrade, TXU EET gave notice, as of 15th October, 2002, to Drax Power to deliver a letter of credit for the benefit of TXU EET in accordance with the terms of the

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

TXU Contract. Failure to issue the letter of credit by 4th November, 2002 would permit TXU EET to terminate the TXU Contract subject to rights which Drax Power and the Drax Security Trustee had under the Direct Agreement which granted certain cure and other rights for an additional 90 days following 4th November, 2002.

4.3.5	Discussions with senior creditors and key suppliers

As a result of the foregoing events, discussions began with the senior creditors and Drax Power’s key suppliers during the week of 14th October, 2002, regarding appropriate actions that should be taken in view of these events.

Apart from TXU EET’s request for a letter of credit under the TXU Contract, certain of Drax Power’s counterparties under power purchase agreements requested additional credit support pursuant to such contracts triggered by Drax Power’s ratings downgrades. On 29th October, 2002, a number of banks agreed to backstop up to £4,160,000 of letters of credit pursuant to the existing working capital facility of Drax Power for the purpose of providing credit support to counterparties purchasing power from Drax Power Station or credit support desirable in connection with the Drax Power Station’s electricity arrangements.

In addition, Drax Power agreed with UK Coal, the primary coal supplier to Drax Power Station, certain amendments to the supply arrangements, including:

•	suspension of coal deliveries until the week of 4th November, 2002 with purchases at a reduced level of 80,000 tonnes per week for each week until 18th November, 2002;

•	ongoing delivery levels subsequent to 18th November, 2002 were then agreed providing for delivery of 40,000 tonnes during the week commencing 18th November, 2002 and 70,000 tonnes per week for the four weeks commencing 25th November, 2002; and

•	in exchange for modifications on coal delivery, Drax Power paid for coal deliveries weekly, with payment in the week following delivery, up to the end of December, 2002. Additional coal deliveries taken from UK Coal above these levels would be paid on normal monthly terms.

4.3.6	Discussions with TXU Group on standstill arrangement

On 21st October, 2002, TXU Group announced the sale of its United Kingdom retail and generation assets to Powergen Limited, a wholly-owned subsidiary of E.ON AG. The purchase price for the assets was announced as £1,370,000,000 in cash and the assumption of £247,000,000 of securitised receivables. Immediately following the announcement of the sale, TXU Group met with its major power purchase agreement counterparties, including Drax Power. At this meeting, TXU Group proposed that all of these counterparties participate in a standstill arrangement to provide TXU Group additional time to evaluate various options and renegotiate certain contracts. Drax Power did not agree any standstill arrangements with TXU Group.

4.3.7	Notice of termination under the TXU Contract by TXU EET

As described above, TXU EET had until 4th November, 2002 to issue a letter of credit before Drax Power would have a right to deliver a notice of termination of the TXU Contract. TXU EET failed to deliver the required letter of credit on 4th November, 2002. On 5th November, 2002, Drax Power delivered a notice to TXU EET informing TXU EET that, although Drax Power was not delivering a notice of termination, Drax Power had such termination rights and that the failure to exercise such rights immediately was not a waiver of its rights.

Upon any termination of the TXU Contract by Drax Power, under the terms of the TXU Contract, Drax Power would be entitled to receive a termination sum from TXU EET of approximately £270,000,000, guaranteed by TXU Group.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Drax Power also had until 4th November, 2002 to issue a letter of credit before TXU EET would have a right to deliver a notice of termination. When Drax Power failed to deliver the letter of credit by 4th November, 2002, TXU EET delivered a notice as required by the TXU Contract and, pursuant to the Direct Agreement, that it proposed to terminate the TXU Contract on 3rd February, 2003 on the basis that Drax Power did not meet the required credit rating under the TXU Contract and Drax Power had failed to deliver the required letter of credit. Under the Direct Agreement, such termination right was subject to certain rights (including cure rights) which Drax Power and the Drax Security Trustee had under such agreement. These rights could be exercised until 3rd February, 2003.

4.3.8	Settlement discussions with TXU EET and TXU Group; termination of the TXU Contract by Drax Power

As a result of the foregoing events, Drax Power began discussions with TXU Group regarding settlement of the termination sum due under the TXU Contract as well as amounts owing for power consumed by TXU EET during October and the first half of November, 2002. Drax Power’s willingness to continue these discussions was dependent on receiving by 14th November, 2002, £49,323,680 (including VAT) for power purchased in October 2002 under the TXU Contract.

On 7th November, 2002 Moody’s downgraded senior debt of TXU Group from Caa1 to Caa2 and the High Yield Notes issued by AES Energy from Ca to C. The downgrades were attributed to developing events with TXU Group and TXU EET including the delivery of the notices described above.

On 12th November, 2002, Drax Power received conditional approval from certain creditors of Drax Holdings to terminate the TXU Contract.

On 14th November, 2002, TXU EET failed to make the October 2002 payment despite having provided certain assurances that payment would be made on time.

On 15th November, 2002, TXU EET sought an order from the court to restrain Drax Power from presenting a petition for its winding up. A hearing was scheduled to hear the merits for seeking a restraining order on 18th November, 2002.

During 16th to 18th November, 2002 there were various discussions with TXU EET, and Drax Power made numerous attempts to obtain a written proposal from TXU EET stipulating an amount it was prepared to pay as a settlement sum and for power consumed in October and November 2002, but no offer capable of acceptance by Drax Power was received and no agreement as to settlement was reached. Drax Power then delivered to TXU EET a notice of termination of the TXU Contract in accordance with the terms of the TXU Contract. The termination notice made the following demands (but without prejudice to any other rights or remedies which Drax Power had) of TXU EET:

•	payment of capacity damages in the amount of £266,482,876 plus VAT;

•	payment of £49,323,679.86 (including VAT) for power consumed in October 2002;

•	payment of approximately £35,117,729 (including VAT) for power consumed from 1st November, 2002 to the termination time (4:00 p.m. (London time)) on 18th November, 2002; and

•	withdrawal of all calls for power subsequent to the termination time to permit Drax Power to begin selling power in the market.

In addition to the notice of termination delivered to TXU EET, Drax Power also delivered a demand for payment to TXU Group, as guarantor under the TXU Contract, for payment of all amounts then due under the TXU Contract. In accordance with the terms of the guarantee, payment was required to be made within three Business Days of delivery of the demand for payment.

4.3.9	Administration of TXU UK Limited, TXU EET and TXU Group

On 19th November, 2002, the directors of TXU Group, TXU UK Limited and TXU EET presented petitions for administration orders to be made in respect of these companies in order to seek protection

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law from their creditors. On the same day, the United Kingdom High Court approved the petitions, putting the three companies into administration and appointing administrators for each of them.

As a result of TXU Group and TXU EET entering administration, Drax Power did not present a winding-up petition against TXU EET since no creditor may present a winding-up petition against an English company which is in administration.

4.3.10	Consequences of termination of the TXU Contract

The termination of the TXU Contract is an event which would have become an event of default under the Senior Bond Indenture unless a ratings affirmation was obtained from Moody’s, Standard & Poor’s and Fitch within 30 days of 18th November, 2002. The requisite ratings affirmations were not obtained, and this event of default was included within the standstill arrangements with the senior creditors.

The termination of the TXU Contract, absent ratings affirmations, constituted an immediate default under the High Yield Notes issued by AES Energy. At that time, although the noteholders of the High Yield Notes had the right to accelerate payment of the High Yield Notes immediately, pursuant to intercreditor arrangements the noteholders would have no enforcement rights until certain required notices were delivered pursuant to the intercreditor agreements. On 28th May, 2003 the security trustee under the High Yield Notes, on behalf of the noteholders, sent an enforcement notice to the Security Trustee in accordance with the intercreditor agreements accelerating payment of the High Yield Notes. This notice expired on 28th August, 2003 and subsequently allows the noteholders to exercise enforcement rights under their security. To date, the noteholders have not exercised their enforcement rights.

Drax Power has issued a claim (without prejudice to any other rights or remedies) for approximately £85,000,000 (including approximately £12,500,000 in respect of VAT) in unpaid amounts for power purchased by TXU EET under the TXU Contract and approximately £266,000,000 in liquidated damages (exclusive of VAT) for the default of TXU EET leading to the termination of the TXU Contract. Drax Power has also demanded payment of the TXU Claim from TXU Group, as guarantor under the TXU Contract, with the aggregate liability of TXU Group under this guarantee being limited to £300,000,000. It is not possible to predict with accuracy the timing or the ultimate level of recovery of the TXU Claim.

The administrators of TXU EET and TXU Group are proposing that the amount owing to Drax Power under the TXU Claim be agreed at £347,820,223 in respect of the claim against TXU EET and £266,486,301 against TXU Group, conditional upon schemes of arrangement or company voluntary arrangements being agreed for both companies. Both figures being proposed are inclusive of value added tax but exclusive of any interest. Drax Power hopes to conclude an agreement with the administrators of TXU EET and TXU Group on the amount of the TXU Claim shortly. Agreement on the amounts owed does not ensure recovery, as discussed below.

Drax Power is a member of the creditors’ committees of TXU EET and TXU Group with consequent restrictions on its ability to disclose information given to it in its capacity as a member of these creditors’ committees. An IPR Entity is also a member of the creditors’ committee of TXU EET and therefore subject to similar restrictions as are applicable to Drax Power. The restrictions imposed on Drax Power (and the present level of uncertainty concerning recoveries from the TXU Claim) mean that Drax Holdings is not in a position to make adequate disclosure in respect of the recoverability of the TXU Claim so as to be able to list the B Facility Eurobonds and NoteCo will not be in a position to make adequate disclosure so as to be able to list the B Notes. Accordingly, no application for the listing of the B Notes and the B Facility Eurobonds is likely to be made until the scheme documentation to compromise or arrange the claims of the creditors of TXU EET and TXU Group is published. Current indications provided by the TXU EET and TXU Group administrators suggest that schemes of arrangement or company voluntary arrangements will be promulgated in the first half of 2004 with a view to distributions being made later in the year but that this timing may be affected by a number of different issues, including the ability of the administrators of TXU EET and TXU Group to reach agreement with sufficient of the creditors to implement a scheme of arrangement or company voluntary arrangement.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

To the extent that any interest in respect of the B Facility Eurobonds is payable then, until the earlier of the listing of the B Facility Eurobonds and 31st December, 2005, such interest will be reserved and placed in a dedicated reserve account. Any interest actually paid (as opposed to merely accruing) prior to listing, will be subject to withholding tax and, after 31st December, 2005, Drax Holdings will be obliged to gross up in respect of such withholding tax.

In the light of the limited information available to the directors of Drax Holdings so as to make a proper judgement about the recoverability of the TXU Claim, the directors are unable to make any accurate forecasts about the timing and the extent of the recoverability of the TXU Claim.

4.4    Material litigation

4.4.1  Drax Group

Except as set out below, no member of the Drax Group is or has been engaged in nor, so far as Drax Holdings is aware, has pending or threatened against it, any legal or arbitration proceedings which may have, or have had during the recent past (covering at least the 12 months preceding the date of this document), a significant effect on the Drax Group’s financial position.

Judicial review of transmission losses decision

Drax Power has submitted an application seeking permission for a judicial review of the decision by the Gas and Electricity Markets Authority to implement a zonal transmission losses scheme in England and Wales. Transmission losses are inevitable, with the majority of electricity lost through a function of current flowing through transportation equipment and causing heating of that equipment; these losses increase with distance. Most generation is located in the North of England and Scotland while most demand is in the South. This means electricity is transported long distances from generators to users, which increases losses. Introducing a zonal transmission losses scheme will mean that power stations in the North, such as Drax Power, and customers in the South will suffer a loss. Drax Power has been working with other generators and convened a consortium to take the matter forward. The consortium was granted permission for judicial review on 7th November, 2003.

British Energy

Drax Power has lodged an application with the European Courts to annul the state aid decision taken by the European Commission in favour of British Energy. In November 2002, the European Commission authorised the provision of credit facilities by the UK Government as rescue aid to British Energy. Amongst other things, Drax Power argues that the European Commission failed to take into account the impact of the state aid on competitors. The application was filed with the European Court of First Instance in Luxembourg, the European Union’s second highest court, in April 2003. The European Commission is currently studying the UK Government’s long-term restructuring plan for British Energy, which was submitted to Brussels in March 2003. In September, 2003 Drax Power withdrew from this legal challenge following the announcement by the European Commission that it had decided to open proceedings and fully investigate the UK Government’s proposed restructuring of British Energy.

General

Drax Holdings is not party to any legal proceedings other than in the ordinary course of business, the ultimate resolution of which is expected to have a material adverse effect on the financial position or profitability of Drax Holdings or the other Drax Companies.

4.4.2  InPower

InPower is not and has not been engaged in nor, as far as InPower is aware, has pending or threatened against it, any legal or arbitration proceedings which may have, or have had during the recent past

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

(covering at least the 12 months preceding the date of this document), a significant effect on InPower’s financial position.

4.5	US securities law considerations

The Restructuring Securities have not been and will not be registered under the US Securities Act or the securities laws of any state of the United States and may not be offered, sold, resold, delivered or transferred except pursuant to an exemption from, or in a transaction that is not subject to, the registration requirements of the US Securities Act and in compliance with applicable state securities laws.

Neither InPower 2 nor NoteCo has registered or will register as an investment company under the US Investment Company Act. Accordingly, the Restructuring Debt will be issued and sales, resales and transfers thereof will be permitted only in accordance with an exemption from registration under the US Investment Company Act.

Because of the US securities law considerations referred to above, the initial issue of Restructuring Securities pursuant to the Schemes and subsequent sales, resales and transfers of such securities will be subject to the restrictions described below.

4.5.1	US restrictions on initial issue of Restructuring Securities pursuant to the Schemes

In connection with the initial issue of Restructuring Securities pursuant to the Schemes, the Claim Form will require Scheme Creditors, and the Account Holder Letter will require Account Holders, to confirm, amongst other things, that the relevant Existing Senior Creditor, Account Holder (if applicable) and/or Designated Recipient is an Eligible Person.

If the confirmations required by the Claim Form or the Account Holder Letter cannot be given, the relevant Existing Senior Creditor or Designated Recipient will receive cash in lieu of any securities to which they would otherwise be entitled pursuant to the Schemes, as described in Part D, Section 1.6.1.

4.5.2	US restrictions on subsequent sale, resale or transfer of securities issued pursuant to the Schemes

Following their initial issue pursuant to the Schemes, Restructuring Securities will be subject to the following restrictions on sale, resale or transfer:

Restructuring Loans

Interests in the Restructuring Loans may be sold, resold or otherwise transferred only to an Eligible Person and pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Under the documentation for the Restructuring Loans, any transferee of an interest in the Restructuring Loans will be required to execute a transfer certificate as set out in the InPower 2 Facility Agreement in which it represents, amongst other things, that it is an Eligible Person.

Restructuring Notes

Restructuring Notes that are issued pursuant to the Schemes to Non-US Persons and QIBs will be issued in the form of book-entry interests in the relevant Restricted Global Note. Thereafter, interests in a Restricted Global Note may be resold or transferred only to a Non-US Person or a QIB and pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Each Restricted Global Note will bear a legend with respect to applicable US securities law restrictions on sale, resale and transfer, as described under “US legends restricting sale, resale and transfer” below. Any holder and each transferee of an interest in a Restricted Global Note will be deemed to make the representations and to agree to observe the restrictions set out in this legend. In addition, the ISIN number assigned to each class of Restructuring Notes will include an appropriate designation identifying the Restructuring Notes held in the form of Restricted Global Notes as subject to the US securities law restrictions described herein.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Restructuring Notes that are issued pursuant to the Schemes to IAIs will be issued in registered certificated form as Definitive Notes. Thereafter, Definitive Notes may be sold, resold or transferred only to an Eligible Person and pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Each Definitive Note will bear a legend with respect to the applicable US securities law restrictions on sale, resale and transfer, as described under “US legends restricting sale, resale and transfer” below. Before registration of any transfer of a Definitive Note can be made, the transferee will be required to execute a transferee certificate, in a form available from the Registrar, in which, amongst other things, it represents that it is an Eligible Person and otherwise makes the representations and agrees to observe the restrictions set out in the legend.

Interests in a Restricted Global Note may not be exchanged for Definitive Notes. Definitive Notes may be exchanged for book-entry interests in the relevant Restricted Global Note only upon receipt by the Registrar of a certificate in a form available from the Registrar duly executed by the transferee certifying, amongst other things, that it is a Non-US Person or QIB.

Notwithstanding the foregoing, during the Linked Period, A2 Notes and A3 Notes will be issued only in registered certificated form as Definitive Notes in order to facilitate monitoring of the linkage between A2 Notes, A3 Notes and Equity, as described in Part C, Section 10. Each such Definitive Note will bear a legend with respect to the applicable US securities law restrictions on sale, resale and transfer, as described under “US legends restricting sale, resale and transfer” below. Each transferee will be required to execute a certificate in connection with any transfer of A2 Notes, A3 Notes and Equity during the Linked Period which will include the US securities law representations, including a representation with respect to the status of the transferee as an Eligible Person, set out in such legend.

Upon the expiration of the Linked Period, holders or transferees of the A2 Notes and A3 Notes may exchange their Definitive Notes for book-entry interests in the relevant global note representing the A2 Notes and A3 Notes, subject to the receipt by the Registrar of a certificate executed by the holder and/or the transferee, as applicable, certifying, amongst other things, that it is Non-US Person or a QIB. IAIs will be required to, and Non-US Persons or QIBs not wishing to exchange their Definitive Notes may, continue to hold Definitive Notes.

Equity

Subject to the limitations applicable during the Linked Period as described below, Equity may be sold, resold or transferred only pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. Equity will be issued in registered certificated form, and each share certificate representing Equity will bear a legend with respect to applicable US securities law restrictions on sale, resale and transfer as described under “US legends restricting sale, resale and transfer” below. Accordingly, for so long as the Equity is a “restricted security” as defined in the US Securities Act, any transferee of a share certificate representing Equity will be required to execute a transferee certificate, in a form available from the Share Registrar, in which it makes the representations and agrees to observe the restrictions set out in this legend. In addition, during the Linked Period, Equity will be subject to the same restrictions on transfer that apply to A2 Notes and A3 Notes, regardless of whether the Equity are “restricted securities” at the time of any such transfer.

4.5.3	US legends restricting sale, resale and transfer

Each Restricted Global Note will bear a legend substantially to the following effect:

“The securities represented by this Restricted Global Note have not been and will not be registered under the US Securities Act of 1933, as amended (US Securities Act), or the securities laws of any state of the United States. The Issuer of the securities represented by this Restricted Global Note has not been and will not be registered as an “investment company” under the US Investment Company Act of 1940, as amended (US Investment Company Act). Accordingly, neither the securities represented by this Restricted Global Note nor any interest or participation herein may be offered, sold, resold, delivered or transferred except pursuant to an exemption from, or in a transaction that is

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law not subject to, the registration requirements of the US Securities Act and in compliance with applicable state securities laws and otherwise in accordance with the restrictions set out below. In addition, neither this Restricted Global Note nor any interest or participation herein may be offered, sold, resold, delivered or transferred if such offer, sale, resale, delivery or transfer would cause the Issuer of this Restricted Global Note to be required to register under the US Investment Company Act.

The holder of this Restricted Global Note and each holder of interests or participations herein on its own behalf and on behalf of any account for which it is purchasing this Restricted Global Note, (1) acknowledges the restrictions referred to above, (2) represents for the benefit of the Issuer and for any agent or seller with respect to the securities that it is the sole beneficial owner of the securities represented hereby (or such interest or participation) or is purchasing such securities (or such interest or participation) for one or more accounts maintained by it or over which it exercises sole investment discretion and that it and any such account are (or are holding such securities for the benefit of) (a) persons that are not US Persons for purposes of, and that are acquiring such securities (or such interest or participation) in an “offshore transaction” as defined in, Regulation S under the US Securities Act (Non-US Persons) or (b) qualified institutional buyers as defined in Rule 144A under the US Securities Act (QIBs), (3) agrees, for the benefit of the Issuer, that such securities (or such interest or participation) will only be offered, sold, resold, delivered or transferred to a Non-US Person or a QIB in a transaction not requiring registration under the US Securities Act and (4) agrees, for the benefit of the Issuer, that such securities (or such interest or participation) will only be offered, sold, resold, delivered or transferred if such offer, sale, resale, delivery or transfer would not cause the Issuer to be required to register under the US Investment Company Act.”

Each Definitive Note will bear a legend substantially to the following effect:

“The securities represented by this Definitive Note have not been and will not be registered under the US Securities Act of 1933, as amended (US Securities Act), or the securities laws of any state of the United States. The Issuer of the securities represented by this certificate has not been and will not be registered as an “investment company” under the US Investment Company Act of 1940, as amended (US Investment Company Act). Accordingly, the securities represented by this Definitive Note may not be offered, sold, resold, delivered or transferred except pursuant to an exemption from, or in a transaction that is not subject to, the registration requirements of the Securities Act and in compliance with applicable state securities laws and otherwise in accordance with the restrictions set out below. In addition, this Definitive Note may not be offered, sold, resold, delivered or transferred if such offer, sale, resale, delivery or transfer would cause the Issuer of this Definitive Note to be required to register under the US Investment Company Act.

The registered owner hereof, by acquiring the securities in respect of which this Definitive Note is issued on its own behalf and on behalf of any account for which it is purchasing this Definitive Note, (1) acknowledges the restrictions referred to above, (2) represents for the benefit of the Issuer and for any agent or seller with respect to the securities that it is the sole beneficial owner of the securities represented hereby or is purchasing such securities for one or more accounts maintained by it or over which it exercises sole investment discretion and that it and any such account are (or are holding such securities for the benefit of) Eligible Persons (as defined below) and (3) agrees, for the benefit of the Issuer, that such securities will only be offered, sold, resold, delivered or transferred to an Eligible Person in a transaction not requiring registration under the US Securities Act and (4) agrees, for the benefit of the Issuer, that such securities will only be offered, sold, resold, delivered or transferred if such offer, sale, resale, delivery or transfer would not cause the Issuer to be required to register under the US Investment Company Act.

For the purposes hereof, Eligible Persons are (a) persons that are not US Persons for purposes of, and that are acquiring the securities in an “offshore transaction” as defined in, Regulation S under the US Securities Act or (b) qualified institutional buyers as defined in Rule 144A under the US Securities Act or (c) institutional “accredited investors” as defined in paragraphs (1), (2), (3) and (7) of Rule 501(a) under the US Securities Act and any entity in which all the equity owners come within

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law such paragraphs, acquiring the securities for investment purposes and not with a view to, or for offer or sale in connection with, any distribution in violation of the US Securities Act.

Beneficial interests in the securities represented by this Definitive Note must be in the minimum denomination of £100,000.

No transfer of this Definitive Note will be permitted except upon receipt by the Registrar of a certificate duly executed by the transferee with respect to the restrictions set out above, in a form available from the Registrar.”

Each share certificate representing Equity will bear a legend substantially to the following effect:

“The securities represented by this certificate have not been and will not be registered under the US Securities Act of 1933, as amended (US Securities Act) or the securities laws of any state of the United States and may not be offered, sold, resold, delivered or transferred except pursuant to an exemption from, or in a transaction that is not subject to, the registration requirements of the US Securities Act and in compliance with applicable state securities laws.

The registered owner hereof acknowledges the restrictions referred to above and agrees, for the benefit of the Issuer, that the securities represented by this certificate will be offered, sold, resold, delivered or transferred only in a transaction not requiring registration under the US Securities Act.”

4.6    Insurance

The Drax Power Station carries material damage and terrorism insurance in the commercial insurance market to a limit of £600,000,000. Drax Holdings, Drax Power and finance parties also benefit from third party liability insurance to a limit of £50,000,000 per occurrence. There is no business interruption insurance currently in effect. There are no material open, unagreed claims.

These insurance arrangements have been accepted by, and are the subject of appropriate waivers from, the trustees for the banks and bondholders under the Facility Agreement, the Eurobond Trust Deed and Senior Bond Indenture given that the limit of property cover is lower than that specified in the relevant finance documents and given the absence of business interruption cover. These waivers expire at the same time as the current insurances on 26th November, 2003 (in the case of the property and terrorism insurances) and 30th November, 2003 (in the case of public liability insurance).

Drax Power is negotiating the renewal of its insurances with its insurers. It expects to arrange property, terrorism and business interruption insurance with a combined annual limit of £800,000,000 and third party liability insurance with similar limits to the present. These proposed insurance arrangements will be in line with the minimum insurance requirements in the new InPower 2 Facility Agreement.

4.7    Tax

A description of certain UK tax consequences for Scheme Creditors and of certain US federal income tax consequences for Senior Bondholders and Definitive Holders that are US Holders (as defined in Appendix 17) of implementation of the Schemes and of holding the Scheme Consideration is set out in Appendix 17. All Scheme Creditors are strongly urged to consult their own professional advisers to determine their own tax position.

4.8    Environmental matters and regulation

4.8.1	General

The Drax Power Station is subject to extensive EU, national and local statutory and regulatory standards, laws and regulations governing, amongst other things, limits on discharges to air and water, noise emissions, the generation, storage, handling, use and disposal of waste and health and safety matters. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations and generally has pending before governmental authorities applications for new, or variations

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law of, or renewals of existing, permits and governmental approvals. If more stringent conditions are imposed or variations are required or new requirements are added during the permit application or renewal process, the Drax Power Station may be required to increase capital expenditures to meet such conditions or requirements, or to suspend operations if such conditions or requirements cannot be met. While Drax Power currently incurs capital and other expenditures to comply with environmental laws and regulations, if such laws and regulations become more stringent or the Drax Power Station’s processes change, the amount and timing of such expenditures in the future may vary substantially from those currently incurred or anticipated.

The Environmental Protection Act and the Environment Act are the principal statutes currently governing the environmental regulation of power stations such as the Drax Power Station. The Environmental Protection Act introduced a system of IPC for large-scale industrial processes, including power stations. Each power station must have an IPC authorisation that regulates the plant’s discharges into the environment and seeks to prevent or minimise pollution. The IPC system is enforceable through criminal sanctions. Under the Environmental Protection Act it is also a criminal offence to deposit, treat, keep or dispose of controlled waste or knowingly cause or permit such activities, except in accordance with a waste management licence. Waste is also subject to a statutory duty of care, which imposes obligations on parties producing and handling waste. Non-compliance with the duty of care is a criminal offence.

The Water Resources Act governs and controls the use and pollution of water resources. Under the Water Resources Act the Environment Agency may require persons who have polluted controlled waters to carry out clean-up works at their own cost or may undertake such works itself and recover the costs of doing so from the polluter.

The Environmental Protection Act (as amended by the Environment Act) introduced a new contaminated land regime dealing with the clean-up of sites that have been contaminated by historic activities. This regime imposes an obligation on local authorities to inspect sites in their area and, where these are found to be contaminated, to serve “remediation notices” on “appropriate persons” requiring them to clean up the contaminated site. Under the contaminated land regime, the “appropriate person” will be the person who caused or knowingly permitted the contamination of the site, but where such a person cannot be found the regulator can require the current owner or occupier to conduct and pay for clean-up operations.

Various other environmental laws affect operations at the Drax Power Station including the “statutory nuisance” regime contained in the Environmental Protection Act which designates various nuisances (such as smoke, dust, steam, fumes, gases, odours, and noise) which are prejudicial to health as “statutory nuisances”. If operations at the Drax Power Station create such a nuisance then Drax Power may be required to restrict or change operations to prevent such a nuisance from continuing.

4.8.2	Consents for construction, extension and operation of an electricity generating station

Drax Power holds required consents, issued by the Secretary of State for Trade and Industry, under the Electric Lighting Act and the Electricity Act, for the construction, extension and operation of an electricity generating power station with a capacity exceeding 50MW. The consents granted also constitute deemed planning permission for the purposes of the Town and Country Planning Act 1990.

4.8.3	IPC

In 1993, the Drax Power Station was granted an IPC authorisation, which it requires for the operation of the combustion process. The IPC authorisation permits the discharge of certain pollutants to air and to water within certain parameters. It also contains conditions governing the operation of the Drax Power Station.

The Environment Agency has set company-wide SO2 emissions limits (B-Limits) for each generator, as well as individual SO2 emissions limits for each individual power station (A-Limits). As the Drax Power Station is the only station operated by Drax Power the A-Limit and B-Limit are the same. The Limits vary

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law according to the Drax Power Station’s load factor. The Drax Power Station is compliant with both its NOx and SO2 emissions limits and expects to continue to be so.

The Drax Power Station is required under its IPC authorisation to complete a retrofit of NOX abatement equipment to all generation units by the end of 2003. Low NOX burners have now been fitted to all of the units but some difficulties have been experienced with the RJM burners fitted to unit 1 in 2001.

4.8.4	The EU LCP Directive

The UK Government is currently carrying out a consultation exercise on how to implement the recently revised EU LCP Directive. There is still some uncertainty about the outcome but it is likely that the Drax Power Station will have to retrofit each boiler with NOX abatement equipment to reduce NOX emissions in order to comply with more stringent NOX emissions limits which come into force in 2008. Such equipment has been estimated to cost between £2,000,000 and £3,000,000 for each of the 6 generating units.

In addition, the implementation of the EU LCP Directive is likely to require the Drax Power Station to reduce NOX emissions in order to comply with even more stringent levels by 2016. Drax Power is reviewing currently available technology. It has assumed that the cost of the necessary NOX abatement technology will reduce over time as it becomes more widely used, proven and available. In their report Stone & Webster considered Drax Power’s estimate of £10,000,000 per unit to be a reasonable provision. However, they also recommended a downside sensitivity, given uncertainties surrounding final implementation of the EU LCP Directive and the length of time until installation is required, such that the costs could potentially range between £10,000,000 and £22,000,000 per generating unit. It is understood that this will need to be reviewed and revised nearer the time. These potential costs are considered further in Part A of Appendix 9.

Other coal-fired plants in the UK which continue to operate after 2015 will need to make comparable technological modifications. It is not anticipated that the EU LCP Directive will require the Drax Power Station to invest significantly in modifying or upgrading its FGD equipment.

4.8.5	IPPC

The UK has implemented the EU IPPC Directive by passing the Pollution Prevention and Control Act 1999, together with the Pollution Prevention and Control (England and Wales) Regulations 2000. The IPPC regime will eventually supersede the IPC regime described above and is currently being phased in on an industry sector basis. The IPPC regime controls a wider range of environmental emissions than the IPC regime including noise, energy efficiency and solid waste production. Land quality assessments may be required to be submitted with applications for permits and when the permitted processes eventually terminate, so Drax Power may be required to clean up any contamination caused by its operation of the Drax Power Station during any such intervening period. The IPPC regime is more stringent in a number of its requirements than the IPC regime. Drax Power must apply for its IPPC permit between 1st January, 2006, and 31st March, 2006 unless a “substantial change” in operations occurs before that time (in which case the permit application must be made before the date of the change).

4.8.6	Waste disposal

Regulatory consent was granted in 1971 (and extended in 1983 and 1993) for the extension of the Drax Power Station to include the Barlow ash disposal site. There are numerous restrictions contained in the consents and planning agreements associated with the consents for extensions. Further detailed and comprehensive conditions are contained in the waste management licence governing operations at the Barlow ash disposal site. The current waste management licence is due to be replaced with a landfill permit, which is designed to implement the provisions of the EU Landfill Directive. This Directive is implemented in the UK by the Landfill (England and Wales) Regulations 2002. These Regulations may impact on the cost of operating the Barlow ash disposal site through the requirement of higher

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law engineering and operating standards. Drax Power will be required to submit an application for a landfill permit by 9th May, 2004.

The material deposited at the Barlow ash disposal site is “inert waste” and, as such, attracts a landfill tax of £2 per tonne (which is likely to increase given the general trend for increases in such taxes in respect of non-inert waste). However, currently around 70 per cent. of pulverised fuel ash is sold into the construction industry, together with substantially all gypsum and furnace bottom ash (thereby providing an additional source of revenue for Drax Power). Owing to these current levels of by-product sales current take-up of capacity at the Barlow ash disposal site is low. It is currently anticipated that there will be sufficient capacity at the Barlow ash disposal site until 2016, although this position may alter due to changes in total generation and/or ash sales. Drax Power will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If the ash is required to be disposed of at other sites, Drax Power may incur additional costs.

The Barlow ash disposal site and various locations at the Drax Power Station have also been used for the disposal of construction debris and other contaminants may be present. It is possible that Drax Power will incur material expenditure in the future in respect of site contamination.

4.8.7	Water abstraction

The Drax Power Station currently abstracts water from the River Ouse and from groundwater for use in Drax Power Station operations. Two licences granted by the Environment Agency permit the abstraction of such water.

Abstraction limits are due for review every five years. If, in the future, lower limits are issued and deemed not sufficient to service the Drax Power Station’s operational needs, then alternative technologies may need to be considered. This may result in increased operating and maintenance costs and could require significant capital expenditure if a new water purification plant is required.

4.8.8	Future legislation

There are a number of environmental regulatory developments at the international, EU and national level that have the potential to affect future operations at the Drax Power Station.

EU Air Quality Directives

Current EU air quality legislation is implemented in the UK by the imposition of national air quality standards and objectives. Drax Power Station is obliged to comply with these standards and objectives, as a condition of its IPC authorisation. It is anticipated that compliance will not require additional expenditure. However, the EU may strengthen its legislative requirements in the future, with possible effects on the Drax Power Station’s emissions limits.

Kyoto Protocol and the EU greenhouse gas ETS

The EU is a signatory to the Kyoto Protocol, with a target of reducing greenhouse gas emissions of the EU member states by 8 per cent. of 1990 levels in the period 2008-2012. Under an EU “burden sharing agreement” each member state has agreed to a specific reduction target, which for the UK is to reduce CO2 emissions by 12.5 per cent. below 1990 levels by 2012. In order to achieve these targets the EU has adopted the EU Emissions Trading Directive establishing an EU-wide greenhouse gas ETS. The EU Emissions Trading Directive requires member states to introduce implementing legislation by 31st December, 2003 to ensure that all installations covered by the EU ETS (which includes the Drax Power Station) have a greenhouse gas emissions permit by 31st March, 2004. Each installation will receive an allocation of emissions allowances in accordance with member state national allocation plans which must be submitted to the EU Commission for approval by 31st March, 2004. A consultation process on the EU ETS run by the UK Department for Environment, Food and Rural Affairs closed on 2nd October, 2003. This sought replies to questions relating to the implementation of the EU Emissions

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Trading Directive, including how a cap on emissions will be set, and how the allocation of emissions allowances will be determined. Once the EU ETS commences on 1st January, 2005 installations covered (such as the Drax Power Station) will be required to surrender emissions allowances equivalent to their CO2 emissions in a particular year. Under the EU ETS the emissions allowances will be freely tradable and installations will be able to buy and sell allowances subject to demand and availability. It is likely that the output of coal-fired power stations will be restricted by the introduction of the EU ETS. However, assuming the allocations are non-discriminating, the Drax Power Station is likely to maintain an advantage over other coal-fired plants as it is the most efficient coal-fired plant in the UK.

Emissions trading schemes both at the national and at the EU level might adversely affect the financial performance and operations of the Drax Power Station.

Energy White Paper

In February 2003, the UK Government published its Energy White Paper, which sets out a long-term energy strategy for the UK. Although the contents of the Energy White Paper are highly generalised, it contains a number of broad environmental proposals that have the potential to impact on the business of the Drax Power Station. These include working towards cutting UK CO2 emissions by 60 per cent. by 2050 and an “ambition” to double the share of electricity generated from renewable sources by 2020 from the existing target of 10 per cent. by 2010.

Although the Energy White Paper does not set targets for the shares of electricity generated from different fuels, it predicts that by 2020 “coal fired generation will either play a smaller part than today in the energy mix or be linked to CO2 capture and storage (if that proves technically, environmentally and economically feasible)”. The thrust of the Energy White Paper is therefore to require significant reductions in CO2 emissions from coal-fired power stations. It states that if coal is to play more than a marginal role in the energy mix (i.e. coal, gas, nuclear, oil, wind and renewables) beyond around 2015, generators will need to find economic ways of dealing with the consequential CO2 emissions. However, the Energy White Paper also states that security of supply is an important element of the UK Government’s energy strategy and that diversity of supply is the best way of ensuring the reliable supply of electricity. It acknowledges that coal is easy to store and transport and can be sourced from a range of stable suppliers. As loads in coal-fired stations can be varied with relative ease, it is also a useful way of meeting peak demand and addressing supply intermittencies in other fuels.

Water

The UK Government’s Water Bill aims to promote greater conservation of water resources and, if enacted, is likely to amend the water abstraction licensing system, including introducing time limits for new abstraction licences, increasing penalties for abstraction offences, and, after 2012, allowing the Environment Agency to revoke abstraction licences that are causing significant damage to the environment, without paying compensation. Existing abstraction licences may also be converted into time-limited licences. A consultation document for the Wharfe and Lower Ouse catchment area, within which the Drax Power Station lies, is expected to be published in Autumn/ Winter 2003.

EU Environmental Liability Directive

The EU has proposed a “Directive on environmental liability with regard to the prevention and restoration of environmental damage”, which is currently going through the EU legislative process.

If enacted, it would be unlikely to come into force before 2008. The proposed Directive covers damage to biodiversity, water resources and human health (where caused by land contamination) and would require EU member states to put in place measures to prevent such damage and restore damaged sites, the polluter bearing the liability for clean-up costs. As currently drafted the proposed Directive would cover such damage caused by operations at the Drax Power Station.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

4.9    Environmental report

Stone & Webster have prepared a report entitled “Update of the Environmental and Permitting Due Diligence” dated September 2003, based upon a site visit to the Drax Power Station on 2nd July, 2003. The report takes into account the findings of a soil and water contamination survey carried out by the URS Group in July 2003. A summary report can be found as Exhibit E on Drax Holdings’ Form 6-K filed with the SEC on 15th September, 2003.

4.10   Documents available for inspection

Copies of the following documents will be available for inspection at the office of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to the date of the Scheme Meetings:

(a)	this document;

(b)	the New Articles;

(c)	the Shareholders’ Agreement;

(d)	the material contracts referred to in Appendix 18 (and drafts of material contracts referred to in Appendix 18, which will be replaced with executed versions as those contracts are executed) other than those of the material contracts referred to in Part A of Appendix 18 which contain commercially sensitive information;

(e)	the IPR Offer Letter;

(f)	the Undertakings;

(g)	all service contracts in relation to the Drax Holdings directors;

(h)	the audited consolidated accounts of Drax Holdings for the two years ended 31st December, 2002; and

(i)	the audited consolidated accounts of InPower for the two years ended 31st December, 2002.

5.     Material interests of directors and trustees

5.1	Directors of Drax Holdings

The identities of the directors of the Drax Group and their functions are set out in Section 1.12.1 of this Part.

In addition to their directorships of members of the Drax Group, the directors hold or have held the following directorships and are or were members of the following partnerships in the last five years:

Name	Company Name
Gerald Wingrove	51 Limited
Barking Power Limited
Bright London Limited
Bright Resources Limited
EC (London) Limited
EDF Energy (Cottam Power) Limited
EDF Energy (Energy Branch) plc
EDF Energy (Enterprises) Limited
EDF Energy (London Heat and Power) Limited
EDF Energy (Northern Offshore Wind) Limited
EDF Energy (Services ) Limited
EDF Energy (Sutton Bridge Holdings) Limited

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Name	Company Name
EDF Energy (Sutton Bridge Power)
EDF Energy (West Burton Power) Limited
EDF Energy Group Holdings plc
EDF Energy Networks (EPN) plc
EDF Energy Networks (LPN) plc
EDF Energy Networks Limited
EDF Energy plc
EDF London Holdings
EDF London Limited
EDF UK Finance
Electric London Limited
Electricity Pensions Limited
Graninge AB
Green Electron Limited
High Hedley Hope Wind Limited
Jade Power Generation Limited
Kirkheaton Wind Limited
Le Group Ltd.
Le Holdings No. 1 Limited
Le Holdings No. 2 Limited
LEB (Contracting) Limited
LEB (Properties) Limited
LEB Limited
London Electricity (Contractors) Limited
London Electricity (Properties) Limited
London Electricity Group Trustee Limited
London Electricity Projects Limited
London Electricity Share Scheme Trustees Limited
London Energy plc
London Power SB Limited
Mass Transit Power Services Ltd
New Century Homes Limited
Sutton Bridge Financing Limited
Sutton Bridge Investors
SWEB Energy Limited
Thames Valley Power Limited
The Barkantine Heat and Power Company Limited
Virgin Homeenergy Limited
Virgin Homephone Limited
West Burton Limited
West Burton Property Limited

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Name	Company Name
Gordon Horsfield	Barbinder Freehold
C&L Limited
Cooper Brothers & Co. Limited
Coopers & Lybrand (Abacus House) Limited
Coopers & Lybrand (Services)
Coopers & Lybrand Leasing Limited
Coopers & Lybrand Limited
Coopers & Lybrand Overseas
Cork Business Services Limited
Cork Gully
Crossdegree Limited
European Business Forum Limited
Frederick’s Place Nominees
GAAP UK Limited
GAAS UK Limited
Harbridge Consulting Group Limited
Harbridge House Consultants Limited
Harbridge House Limited
Invemere Limited
Molasses House Management Company Limited
Oil SIS Limited
P.W.& CO.
Petershill Properties Limited
Price Waterhouse
Price Waterhouse Limited
Price Waterhouse Management Consulting Limited
Price Waterhouse MCS UK Holding Company
Price Waterhouse MCS UK Holdings B.V.
PricewaterhouseCoopers
PricewaterhouseCoopers (CIS) Limited
PricewaterhouseCoopers (Registration)
PricewaterhouseCoopers (Resources)
PricewaterhouseCoopers (Turnaround)
PricewaterhouseCoopers Associates
PricewaterhouseCoopers Audit and Management Consulting
Services Limited
PricewaterhouseCoopers Audit Company Limited
PricewaterhouseCoopers Business Assurance Services Limited
PricewaterhouseCoopers Corporate Finance Limited
PricewaterhouseCoopers Executive Resourcing Limited

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Name	Company Name
PricewaterhouseCoopers Insurance Services Limited
PricewaterhouseCoopers IPT Agency Limited
PricewaterhouseCoopers LLP
PricewaterhouseCoopers Process Management Services Limited
PricewaterhouseCoopers Services Limited
PricewaterhouseCoopers UK Limited
PW London Bridge Limited
PWC BPO (UK) Limited
PWC Services Limited
PWC UK Limited
PWSP
STS Nominees 33 Limited
STS Nominees Limited
STS Nominees No. 2 Limited
STS Nominees No. 4 Limited
STS Nominees No. 22 Limited
STS Nominees No. 23
STS Nominees No. 24 Limited
STS Nominees No. 26
STS Nominees No. 27 Limited
STS Nominees No. 28 Limited
STS Nominees No. 29 Limited
STS Nominees No. 30 Limited
Vatrec Limited

Lord Taylor of	A Division Holdings Limited
Blackburn	A Division Health Systems Limited
A Division I.T. Systems Limited
A Division Learning Systems Limited
Canatxx Energy Ventures Limited
Chameleon Educational Limited
Chameleon Educational Systems Limited
Environmental Publishing Company Limited
Grove (1997) Limited
Grove Properties (Eccleston) Limited
Leisure Times Limited
Themes International plc

None of the directors of the Drax Group has any material interest (whether as director, member, optionholder, creditor or otherwise) in the proposed Restructuring except as disclosed below. Save as disclosed in this Section 5.1 the effect of the proposed Restructuring on interests of directors of Drax Holdings will not be different from the effect on similar interests of other persons.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The Executive Directors’ contracts are with Drax Power. The summary below refers to the agreements (a) as they currently stand and (b) the current intention for after the Effective Date.

5.1.1  Directors’ current service agreements and emoluments

The Executive Directors currently have service agreements with Drax Power. Lord Taylor has entered into a letter of appointment with Drax Power. Details of these service agreements and the letter of appointment are set out in Section 1.12.3 of this Part.

The Executive Directors’ appointments were effective from 31st July, 2003 and it is estimated that for the financial year ending 31st December, 2003, under arrangements in force at the date of this document, the Executive Directors’ and Lord Taylor’s aggregate remuneration will be approximately £570,000, assuming that the Restructuring becomes effective.

5.1.2  Directors’ new service agreements and incentive arrangements

After the Effective Date the Executive Directors have agreed to negotiate in good faith the terms of further service agreements with Drax Group Limited and Drax Opco on terms (including benefits) no less favourable than those applicable to comparable employees in the industry sector. It has already been agreed, however, that Gordon Horsfield’s base salary will be £295,000 and that Gerald Wingrove’s base salary will be £250,000.

Gordon Horsfield will have a service agreement which provides for 6 months’ notice to be given by either party. Gerald Wingrove will have a service contract which provides for 12 months’ notice to be given by the employing companies (save in respect of notice given within 6 months of the Effective Date where the period can be reduced to 6 months’ unless such notice is given following a change of control of Drax Group Limited) and 6 months’ notice to be given by the employee.

Details of the arrangements for the appointment and removal of directors of Drax Group Limited are set out in the New Articles and the Shareholders’ Agreement as described in Appendix 15.

Details of proposed incentive arrangements in which the Executive Directors will participate are set out in Section 1.12.4 of this Part.

5.2	Directors of InPower

The identities of the directors of InPower are set out in Section 2.1 of this Part. None of the directors of InPower has any material interest (whether as director, member, optionholder, creditor or otherwise) in the proposed Restructuring except as disclosed below. Save as disclosed in this Section 5.2, the effect of the proposed Restructuring on interests of directors of InPower will not be different from the effect on similar interests of other persons.

Julia Chapman is a partner of the Mourant Group and an employee of a Mourant Group company. The Mourant Group includes Mourant & Co. Trustees Limited which is the trustee of the Lion Trust by which InPower is ultimately owned and receives fees from acting in that capacity. Mourant Group also includes Mourant & Co. Secretaries Limited which provides corporate administration services to InPower, including provision of directors and acting as company secretary, and receives a fee in respect of such services. Julia Chapman is also a partner of Mourant du Feu & Jeune, Jersey legal counsel to InPower, InPower 2, NoteCo and Scheme Creditors in the InPower Scheme respectively (on appropriate terms and conditions agreed by all such parties). Other than as disclosed, Julia Chapman holds no direct or indirect, beneficial or economic interest in any of the shares of InPower.

Andrew Armstrong is an employee of JPMorgan Chase Bank which is a participant in the Schemes in various capacities as described in the Scheme Document from which it receives fees and which give it an economic interest in the Schemes. Andrew Armstrong is expected to resign as a director after the Restructuring has taken place. It is expected that another director will take his place.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Niall McCallum is an employee of Deutsche Bank International Limited which is in the same group as Deutsche Bank AG London. Deutsche Bank AG London is a participant in the Schemes in various capacities as described in this document from which it receives fees and which give it an economic interest in the Schemes.

Andrew Armstrong and Niall McCallum are currently each paid a fee of £1,000 per year by InPower, payable annually. Julia Chapman currently receives no remuneration from InPower for her services. Following the Restructuring it is anticipated that each director will receive a fee of £5,000 per annum.

Each of the directors of InPower is resident in Jersey and is also a director of a number of other companies without direct involvement in the Schemes.

5.3    Directors of InPower 2

The directors of InPower 2 are Julia Chapman and Niall McCallum. It is expected that another director will be appointed to the board of InPower 2 during the course of, or shortly after, the Restructuring. None of the directors of InPower 2 has any material interest (whether as a director, member, optionholder, creditor or otherwise) in the proposed Restructuring except as disclosed below. Save as disclosed in this Section 5.3, the effect of the proposed Restructuring on interests of directors of InPower 2 will not be different from the effect on similar interests of other persons.

Julia Chapman is a partner of the Mourant Group and an employee of a Mourant Group company. The Mourant Group includes Mourant & Co. Trustees Limited which is the trustee of the Lion Trust by which InPower 2 is ultimately owned and receives fees from acting in that capacity. Mourant Group also includes Mourant & Co. Limited which provides corporate administration services to InPower 2, including provision of directors, and receives a fee in respect of such services and Mourant & Co. Secretaries Limited which is the company secretary of InPower 2. Julia Chapman is also a partner of Mourant du Feu & Jeune, Jersey legal counsel to InPower 2, InPower, NoteCo and Scheme Creditors in the InPower Scheme respectively (on appropriate terms and conditions agreed by such parties). Other than as disclosed, Julia Chapman holds no direct or indirect, beneficial or economic interest in any of the shares in InPower 2.

Niall McCallum is an employee of Deutsche Bank International Limited, which is in the same group as Deutsche Bank AG London. Deutsche Bank AG London is a participant in the Schemes in various capacities as described in this document from which it receives fees and which give it an economic interest in the Schemes.

Following the Restructuring it is anticipated that each director will receive a fee of £10,000 per annum.

Each of the directors of InPower 2 is also a director of a number of other companies without direct involvement in the Schemes.

5.4    Trustees

Each of JPMorgan Chase Bank (in its capacity as Eurobond Trustee) and The Bank of New York (in its capacity as Senior Bond Trustee) has a material interest in the Drax Holdings Scheme by reason of being a Scheme Creditor in each Drax Holdings Scheme. JPMorgan Chase Bank also has material interests in the Schemes by reason of it being the Bank Security Trustee and Drax Security Trustee.

JPMorgan Chase Bank will continue to act as trustee in respect of the Eurobonds and will act as trustee of the Additional Eurobonds following the Effective Date. JPMorgan Chase Bank will continue to act as the Account Bank.

The Bank of New York will be appointed as Distribution Agent under the Scheme.

JPMorgan Chase Bank and The Bank of New York are owed sums in respect of their fees, costs, expenses and liabilities (including legal fees), estimated to amount to a total of £197,975 (as at 17th November, 2003) in respect of JPMorgan Chase Bank and £175,390 (as at 17th November, 2003) in respect of The

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Bank of New York (both figures inclusive of VAT). These fees, costs, expenses and liabilities were incurred as a result of JPMorgan Chase Bank’s roles as Eurobond Trustee, Bank Security Trustee, Drax Security Trustee and Account Bank and The Bank of New York’s roles as Senior Bond Trustee, Global Depositary, Distribution Agent and Restructuring Notes Registrar during the drafting and negotiation of the Schemes and the documentation to effect the Schemes. These fees, costs, expenses and liabilities will be paid as sums owing to JPMorgan Chase Bank and The Bank of New York outside of the terms of the Schemes. JPMorgan Chase Bank will be entitled to the payment of fees and reimbursement of expenses incurred in performing its ongoing roles as Eurobond Trustee, Bank Security Trustee, the existing Drax Security Trustee and Account Bank and as principal paying agent and Luxembourg paying agent under the Eurobonds and, if the Schemes become effective, in respect of its new roles as trustee of the Further Eurobonds and the B Facility Eurobonds, as new Drax Security Trustee, as InPower Security Trustee and as principal paying agent and Luxembourg paying agent under each of the Further Eurobonds and the B Facility Eurobonds and, to the extent that it fulfils such role, as Account Bank. The Bank of New York will be entitled to payment of fees and reimbursement of expenses incurred in performing its duties as Distribution Agent and as Restructuring Notes Registrar.

Save as disclosed in this Section 5.4, the effect of the proposed Restructuring on interests of the trustees described in this Section 5.4 will not be different from the effect on similar interests of other persons.

6.      Risk factors

The following risk factors are the principal risk factors affecting the Drax Group and the InPower Group and should be read in conjunction with all other Drax Group and InPower Group information contained in this document. Additional risks and uncertainties not presently known to Drax Holdings or InPower or that Drax Holdings or InPower currently deem immaterial may also have a material adverse effect on the business, financial condition or results of operations of the Drax Group or the InPower Group. Except in Section 6.1 of this Part and as the context otherwise requires, this Section assumes that the Schemes will be implemented in accordance with their terms and does not include risk factors about the Drax Group or the InPower Group in the event that the Schemes do not become effective.

All statements in this document (other than parts II and III) are to be read subject to, and are qualified in their entirety by, the matters referred to in this Section.

For ease of reference only, the risk factors set out below have been grouped into the following 12 categories:

(a)	Risks related to a failure to implement or a delay in implementing the Restructuring;

(b)	Risks arising from implementation of the Restructuring;

(c)	Operating risks;

(d)	Risks in respect of recoveries under the TXU Claim;

(e)	Risks relating to coal supply;

(f)	Dependence on local resources;

(g)	Risks arising from the market, regulation and deregulation;

(h)	Uncertainties associated with insurance;

(i)	Quantitative and qualitative disclosure about market risk;

(j)	United Kingdom tax risks;

(k)	Risks related to ownership of the Restructuring Securities; and

(l)	Risks related to the listing of the B Facility Eurobonds.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

6.1	Risks related to a failure to implement or a delay in implementing the Restructuring

6.1.1	Effectiveness of the Schemes requires the approval of creditors and the sanction of the Courts

In order for the Drax Holdings Scheme and the InPower Scheme to become effective, they must be approved by Scheme Creditors of Drax Holdings and InPower respectively, as described in this document. The willingness of the Scheme Creditors under the Drax Holdings Scheme and the InPower Scheme respectively to approve the relevant Schemes will be dependent on their assessment of the value of what they would be likely to receive if the Restructuring was successfully concluded, compared with their assessment of what they would be likely to receive should insolvency proceedings be commenced in connection with the Drax Group. This will in turn depend on, amongst other things, their view of the prospects of the Drax Group’s future operations, financial condition and working capital position. Accordingly, there can be no assurance that Scheme Creditors will vote to approve either of the Schemes.

In addition, for the Schemes to become effective, the Schemes must receive the sanction of, in the case of the Drax Holdings Scheme, the English Court and the Cayman Court and, in the case of the InPower Scheme, the English Court and the Jersey Court. The English Court, the Cayman Court and the Jersey Court will not sanction the respective Schemes unless they are satisfied that the proposed arrangements are fair to the respective Scheme Creditors. There can be no assurance that a Court will determine that the relevant Scheme is fair to its respective Scheme Creditors or that a Court will not conclude that there are other reasons why a Scheme should not be approved.

6.1.2	The existing security might be enforced before the Schemes become effective or civil or insolvency proceedings may be commenced before the Schemes become effective

There exist events of default under the Eurobonds, the Facility Agreement and the Senior Bonds. On 9th October, 2003, Drax Holdings entered into the Long Term Standstill Agreement. Under the Long Term Standstill Agreement, the Eurobond Trustee, the Senior Bondholders party thereto and the Senior Bond Trustee agreed not to take action in respect of certain events of default during a standstill period expiring on 31st December, 2003, subject to early termination of the standstill period in accordance with the terms of the Long Term Standstill Agreement.

Following expiry of the standstill period under the Long Term Standstill Agreement on 31st December, 2003, or the early termination of the standstill period, enforcement action may be taken in respect of such events of default in accordance with the terms of the Eurobonds and the Senior Bonds (as applicable), subject to intercreditor arrangements.

The InPower Standstill Agreement has been entered into on similar terms, for a corresponding standstill period, between InPower, BondPower, the agent for the Senior Banks and the Bank Security Trustee.

If Existing Senior Creditors, insofar as is permissible under the existing intercreditor arrangements, sought to exercise direct rights against either Drax Holdings or InPower (as appropriate) in respect of payment defaults, it is likely that they would take steps either to put the relevant Scheme Company into insolvency proceedings or to take civil proceedings against it to obtain a judgment. However, both Drax Holdings and InPower would strongly oppose any attempt to put them into an insolvency proceeding or attach their assets prior to the Schemes becoming effective.

6.1.3	The IPR Offer, the COOIA or the Undertakings could lapse in accordance with their terms

There exist a number of circumstances in which any of the IPR Offer, the COOIA, or the Undertakings provided by a Senior Bank or Senior Bondholder, could lapse or be terminated in accordance with their terms.

In the event that either the IPR Offer or the COOIA lapses (or is terminated) or a sufficient number of Undertakings lapse in accordance with their respective terms, it may not be possible for the Restructuring to proceed. In such case, a possible outcome would be an insolvency of Drax Holdings.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

6.1.4	Termination of the COOIA

In the event that IPR terminates the COOIA in accordance with its terms and the Available Project Funds are not sufficient to satisfy Positive A Cash Elections, Drax Holdings will consider the options available to it at the time but it may not be possible to proceed with the Restructuring. In the event the COOIA is terminated in accordance with its terms and the Available Project Funds are sufficient to satisfy Positive A Cash Elections, Drax Holdings reserves the right to proceed with the Drax Holdings Scheme and InPower reserves the right to proceed with the InPower Scheme but the B Cash Election would lapse.

6.1.5	The Schemes may not be effective by 31st December, 2003

In order for the Schemes to be effective, they must receive the sanction of, in the case of the Drax Holdings Scheme, the English Court and the Cayman Court, and in the case of the InPower Scheme, the English Court and the Jersey Court. The timing of each Court process is in the discretion of the relevant Court and accordingly there can be no assurance that the relevant Court process to effect a Scheme will be completed by 31st December, 2003. The Schemes are interconditional and accordingly if one Scheme is not effected the Restructuring will not be effected. In the event that the Schemes are not effective by 31st December, 2003, the Undertakings will lapse in accordance with their terms, the COOIA will be capable of termination, and the standstill period under the Long Term Standstill Agreement will expire (subject to any extensions). The Schemes will be withdrawn if they have not become effective by 31st January, 2004 unless, following consultation with the Eurobond Trustee and the Ad Hoc Bond Committee (in the case of Drax Holdings) and with the Bank Steering Committee (in the case of InPower), the Scheme Companies consider withdrawal not to be in the best interests of their respective creditors.

6.2	Risks arising from implementation of the Restructuring

6.2.1	Drax Holdings will have significant debt outstanding and will have significant debt service requirements, which will leave the Drax Group vulnerable to economic downturns and reduce its flexibility

Following the Restructuring, Drax Holdings will still have significant debt outstanding. This is likely to limit Drax Holdings’ ability to obtain additional financing on satisfactory terms to fund working capital and capital expenditure in excess of what is in its current business plan. The Drax Group will be required to devote a significant proportion of the cash flow from the operations of the Drax Power Station to the payment of interest on Drax Holdings’ debt obligations, thereby reducing the funds available for other purposes. Drax Holdings’ level of debt and the fixed nature of a portion of its debt servicing costs, albeit at a lower level than the present debt structure, will leave it vulnerable to economic downturns, reduce its flexibility to respond to changing business and economic conditions and limit the Drax Group’s ability to pursue business opportunities, to finance its future operations or business needs and to implement its business strategies.

6.2.2	A number of consents and permits will be required in order to effect the Restructuring

Drax Opco requires certain permits and consents to be granted to it to enable it to carry on the business currently carried on by Drax Power following the transfer of the Drax Power Station and other assets of Drax Power to Drax Opco as described in Section 3.3 of this Part. There is no assurance that all such permits and consents will be obtained.

6.2.3	Inability to obtain interest rate hedges

Drax Power entered into the Restructured Hedging on 30th October, 2003 with Commerzbank. The terms of the Restructured Hedging are set out in Part A of Appendix 14 however, in summary, it provides interest rate hedging in respect of a notional amount of £208,000,000, such amount amortising pro rata with the amortisation schedule for A1 Debt. The Restructured Hedging will be novated to Drax Opco on the Effective Date.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

Drax Opco will be required to hedge the remaining balance of the A1 Debt as soon as practicable after the Effective Date and in any event by 31st March, 2004 by entering into the Additional Hedging, as further described in Appendix 14, Part A, Section 2. There is a risk that such Additional Hedging will not be obtained or, if it is obtained, there is a risk in relation to the terms of such hedging.

If Drax Opco is unable to obtain the Additional Hedging then the Drax Group will have a greater exposure to fluctuations in LIBOR with an increased risk that it will be unable to meet its interest payments on the A1, A2, A3 and B Debt. While it is considered unlikely that an increase in LIBOR alone could threaten debt service or the A1 Debt, it should be noted that an increase in LIBOR may delay repayment of interest on the A2, A3 and B Debt.

6.3	Operating risks

6.3.1	Dependence upon operations of the Drax Power Station

InPower 2’s ability to make payments of principal, interest and other amounts under the Restructuring Loans and NoteCo’s ability to make payments of principal, interest and other amounts under the Restructuring Notes will depend on Drax Holdings’ ability to make payments of principal, interest and other amounts under the Eurobond Coupons and the Additional Eurobonds and any sums it receives under the InPower Harich Swap. This will be dependent entirely on the successful operation of the Drax Power Station as this is the only operating asset in the Drax Group. This will in turn rely on market and other factors, many of which are and will be beyond the control of the Drax Group.

The successful operation of the Drax Power Station is affected by, amongst other things, general economic, financial, competitive, legislative, regulatory, environmental and other factors that are beyond the Drax Group’s control. Changes in any or all of these factors could make it more expensive to operate the Drax Power Station by necessitating additional capital expenditure or increasing operating costs, or could constrain the Drax Power Station’s load factor and potential revenue generation. Some of the key risks which may affect the performance of the Drax Power Station include:

(a)	the Drax Power Station could perform below expected levels of output or efficiency;

(b)	coal supply could be interrupted or unavailable;

(c)	operating costs could increase;

(d)	delivery of electrical energy to and from the Drax Power Station by and to the National Grid could be disrupted;

(e)	environmental problems could arise which could lead to fines, curtailment or a shutdown of the Drax Power Station and new environmental legislation or regulations could require an increase in operating or capital expenditure or a constraint on the output of the Drax Power Station;

(f)	the units and equipment could break down or fail in the future;

(g)	the Drax Power Station could suffer labour disputes;

(h)	the UK Government could change permit or governmental approval requirements which could result in curtailment of the output of the Drax Power Station or otherwise affect the operating environment of the Drax Power Station;

(i)	third parties could fail to perform their contractual obligations with Drax Opco, as was the case of TXU EET in respect of the TXU Contract;

(j)	catastrophic events, such as fires, earthquakes, explosions, floods, severe storms or other occurrences, could affect the Drax Power Station, the National Grid or any of the Drax Group’s principal suppliers of coal and other inputs;

(k)	new energy technologies could make the Drax Power Station obsolete or less competitive;

(l)	the use of two-shifting could lead to a higher rate of tube leaks and other outages;

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

(m)	changes in the BSC (Balancing and Settlement Code) e.g. marginal cash out pricing could significantly increase Drax Power’s imbalance risk; and

(n)	changes to the way that Drax Power’s trading counterparties calculate their credit exposure could restrict the period Drax Power can sell power forward, thus potentially exposing Drax Power to more power price volatility.

6.3.2	The Drax Group’s ability to generate cash flow to enable Drax Holdings to make any payments on the Drax Eurobonds which will in turn impact on the ability of InPower 2 to make payments on the Restructuring Loans may be materially and adversely affected by the performance of third parties, whom neither Drax Holdings nor any other member of the Drax Group control, under commercial agreements to which it is or they are a party

The Drax Group’s ability to generate cash flow may be materially and adversely affected by third parties. For example, TXU EET and the TXU Group failed to perform their obligations under the TXU Contract and the related guarantee, respectively. Section 4.3 of this Part contains information on the TXU Claim. As a result of the termination of the TXU Contract, the Drax Power Station is currently operating under its Electricity Contracting Policy (a policy agreed with certain of the creditors of Drax Holdings) as a purely merchant power plant, selling electricity under trades covering periods of between 30 minutes and several months ahead and is entitled to sell electricity forward for a period not exceeding 31st March, 2005. The ability of Drax Power to sell electricity forward is not only constrained by the Electricity Contracting Policy but also by the availability of credit to support trading in the form of letters of credit issued to Drax Power’s trading counterparties.

The Electricity Contracting Policy is being revised as outlined in Section 1.6 of this Part. Additional credit will be provided by way of the Credit Support Facility from the Effective Date.

As a purely merchant plant the Drax Power Station is exposed to market-related risks beyond the periods where Drax Power has no forward sales. These include power price and fuel price volatility, general economic conditions, electricity demand, illiquid markets for forward sales, weather and other circumstances beyond the control of the Drax Group.

Other third parties upon whom the Drax Group depends include:

(a)	RWE Innogy plc under an IT support services agreement and technical support agreement;

(b)	UK Coal (formerly RJB Mining (UK) Limited) under an agreement for the sale of coal;

(c)	NGC under the Connection and Use of Systems Code, which relates to the transmission of power to and from the Drax Power Station;

(d)	Signatories to the Balancing and Settlement Code;

(e)	Buxton Lime Industries Limited and its affiliates under a limestone supply agreement; and

(f)	English, Welsh and Scottish Railway Limited under a coal and limestone carriage contract

(together with the other documents and agreements relating to the Drax Power Station, the Project Documents).

A third party may fail to fulfil its contractual obligations to the Drax Group if it:

(a)	claims that the Project Documents to which it is a party were not duly authorised by it; or

(b)	repudiates its obligations under the Project Documents to which it is a party; or

(c)	fails to perform its contractual or other obligations; or

(d)	is excused from performing its obligations because the relevant member of the Drax Group has failed to perform its obligations or because an event has occurred outside its or their control; or

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

(e)	becomes unable to perform its obligations under its Project Documents due to bankruptcy, insolvency or any similar occurrence.

In such cases the Drax Group may not be able to obtain alternative customers, supplies, goods or services to cover non-performance of such third parties.

6.3.3	The Drax Group is currently not profitable, has been experiencing net operating cash outflows, and will need to effect further changes in its business in order to achieve its near-term financial objectives

As a result of the termination of the TXU Contract, cash flows from the operation of the Drax Power Station are not currently sufficient to satisfy the payments on the Eurobonds and the interest and principal payments on the Senior Bonds. Without a restructuring of the Eurobonds and the Senior Bonds, the Senior Bondholders, Definitive Holders (if any) and the Eurobond Trustee may be able to enforce security arrangements under intercreditor arrangements if certain conditions are satisfied.

As a result of the acquisition of the Drax Power Station, the Drax Group is highly leveraged. The Drax Group’s leverage and obligations has had important consequences, including the following:

(a)	a significant portion of the Drax Power Station’s cash flow from operations is dedicated to the payment of the Drax Group’s debt service obligations;

(b)	the Drax Group’s leverage has made it more sensitive to a downturn in general economic conditions and changes in market conditions which impact on electricity prices;

(c)	the Drax Group’s substantial indebtedness has limited Drax Power’s capacity to respond to market conditions (including its ability to make capital expenditure, or satisfy working capital, or other general corporate requirements) or to meet its obligations under the Eurobonds and the Senior Bonds;

(d)	the Drax Group may be more highly leveraged than other companies with which it competes, which may place it at a competitive disadvantage;

(e)	if the Drax Group requires additional financing in the future for working capital, capital expenditure or other general corporate purposes, the Drax Group’s leverage may impair its ability to obtain such additional financing; and

(f)	the cost of trading electricity in the market has increased as Drax Power now needs cash backed letters of credit in order to trade.

Although payments under the InPower 2 Facility Agreement need only for the most part be made out of surplus cash flows, there are events of default in the InPower 2 Facility Agreement including representations as to the business of Drax Power which if breached may, with the lapse of certain remedy periods, be an event of default. This would, subject to the terms of the InPower 2 Facility Agreement, give the lenders under the InPower 2 Facility Agreement the right to accelerate their debt in accordance with the InPower 2 Intercreditor and Security Trust Deed and to require the acceleration of the Drax Eurobonds, in accordance with the Drax Intercreditor and Security Trust Deed. In these circumstances the directors of the Drax Group would have to consider if the Drax Group could continue to trade.

6.3.4	Perceptions of uncertainty surrounding the future prospects of the Drax Group may have an adverse effect on its business

The perceived uncertainties associated with the Drax Group may affect the decision-making process of wholesale purchasers of electricity. Some competitors may have more secure balance sheets and may be perceived as more attractive suppliers, or alternatively, purchasers of electricity may require increased credit upfront.

In addition, perceived uncertainties associated with the Drax Group may adversely affect existing relationships with suppliers. If suppliers become concerned about the ability of the Drax Group to pay its

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law creditors, they may demand shorter payment terms or not extend normal trade credit, either of which would adversely affect the Drax Group’s working capital position. The Drax Group may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect its operations. The uncertainty has also prevented longer term decision making, e.g. the ability to negotiate medium term electricity or coal deals is currently restricted.

6.4	Risks in respect of recoveries under the TXU Claim

Drax Power has issued a claim (without prejudice to any other rights or remedies) for approximately £85,000,000 (including approximately £12,500,000 in respect of VAT) in unpaid amounts for power purchased by TXU EET under the TXU Contract and approximately £266,000,000 in liquidated damages (exclusive of VAT) for the default of TXU EET leading to the termination of the TXU Contract. Drax Power has also demanded payment of the TXU Claim from TXU Group, as guarantor under the TXU Contract, the aggregate liability of TXU Group under this guarantee being limited to £300,000,000. It is not possible to predict with accuracy the timing or the ultimate level of recovery of the TXU Claim.

The administrators of TXU EET and TXU Group are proposing that the amounts owing to Drax Power under the TXU Claim be agreed at £347,820,223 in respect of the claim against TXU EET and £266,486,301 against TXU Group, conditional upon schemes of arrangement or company voluntary arrangements being agreed for both companies. Both figures being proposed are inclusive of value added tax but exclusive of any interest. Drax Power hopes to conclude an agreement with the administrators of TXU EET and TXU Group on the amount of the TXU Claim shortly. Agreement on the amounts owed does not ensure recovery, as discussed below.

Drax Power is a member of the creditors’ committees of TXU EET and TXU Group with consequent restrictions on its ability to disclose information given to it in its capacity as a member of these creditors’ committees. An IPR Entity is also a member of the creditors’ committee of TXU EET and therefore subject to similar restrictions as are applicable to Drax Power. The restrictions imposed on Drax Power (and the present level of uncertainty concerning recoveries from the TXU Claim) mean that Drax Holdings is not in a position to make adequate disclosure in respect of the recoverability of the TXU Claim so as to be able to list the B Facility Eurobonds and NoteCo will not be in a position to make adequate disclosure so as to be able to list the B Notes. Accordingly, no application for the listing of the B Notes and the B Facility Eurobonds is likely to be made until the scheme documentation to compromise or arrange the claims of the creditors of TXU EET and TXU Group is published. Current indications provided by the TXU EET and TXU Group administrators suggest that schemes of arrangement or company voluntary arrangements will be promulgated in the first half of 2004 with a view to distributions being made later in the year but that this timing may be affected by a number of different issues, including the ability of the administrators of TXU EET and TXU Group to reach agreement with sufficient of the creditors to implement a scheme of arrangement or company voluntary arrangement.

To the extent that any interest in respect of the B Facility Eurobonds is payable then, until the earlier of the listing of the B Facility Eurobonds and 31st December, 2005, such interest will be reserved and placed in a dedicated reserve account. Any interest actually paid (as opposed to merely accruing) prior to listing, will be subject to withholding tax and, after 31st December, 2005, Drax Holdings will be obliged to gross up in respect of such withholding tax.

In the light of the limited information available to the directors of Drax Holdings so as to make a proper judgement about the recoverability of the TXU Claim, the directors are unable to make any accurate forecasts about the timing and the extent of the recoverability of the TXU Claim.

The timing of receipt of the TXU Claim and the timing of the taxation of the receipt and the amount eventually received in respect of the TXU Claim remain uncertain (see “United Kingdom tax risks” below).

As the TXU Claim is the primary source of repayment of principal on the B Debt, if the amount or timing of the recovery of the TXU Claim is materially different from that forecast in Part A of Appendix 9 this

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law will have a material effect on the timing of and ability to repay the B Debt. In such circumstances, the B Debt will remain outstanding and will continue to accrue interest.

6.5	Risks relating to supply

Drax Power has entered into an agreement to obtain coal supplies from UK Coal (formerly RJB Mining (UK) Limited), covering approximately two-thirds of its coal requirements from 2001 until 2006 on a declining offtake profile, as well as several small short-term supply contracts with other UK coal producers. As part of the Restructuring, the strategy that Drax Opco will employ in relation to coal purchasing will be under consideration in conjunction with Existing Senior Creditors.

Coal can be purchased on a long-term, medium-term, short-term or spot basis. Fixed price medium to long-term contracts may offer a degree of security of supply to the purchaser but unless they are matched by electricity sales, they will expose Drax Opco’s gross margins if electricity prices fall. Conversely, although the international spot market for coal is relatively large, recently prices have been very volatile and there can be no assurance of availability of supply. Contracts struck in the international spot market are generally in US dollars or are US dollar-based and Drax Opco will therefore face currency risks if it purchases more coal on the international market or all its revenues are in sterling. As Drax Opco will rely on third-party suppliers for the delivery of coal, it is exposed to the risk of non-performance by these third-party suppliers.

There can be no assurance that coal prices will not increase without a corresponding increase in power prices or that coal fuel prices would not have a material adverse effect on Drax Opco’s results of operations which could adversely affect Drax Holdings’ ability to service payments on the Drax Eurobonds which in turn would adversely affect InPower 2’s ability to service payments on the Restructuring Loans.

6.6	Dependence on local resources

Ash produced by the Drax Power Station is currently sold or deposited in the Drax Power Station’s Barlow ash disposal site. Although it is anticipated that there will be sufficient capacity at the site until at least 2016, this may change due to an increase in total electricity generation or a decrease in ash sales. At that time, Drax Opco will be required to obtain regulatory approvals in order to expand the Barlow ash disposal site. If Drax Opco needs to dispose ash at other sites, Drax Opco may incur additional disposal costs.

The Drax Power Station currently abstracts a large portion of the water used in its operations from the River Ouse and supplements the supply with on-site groundwater. The UK Environment Agency may in the future reduce the allowable quantities of water to be abstracted under the Drax Licence and may significantly increase the Drax Licence fees. During 2002 the Drax Licence fees increased by approximately 4.8 per cent. and the same fees have increased by a further 4.1 per cent in 2003. If the lower levels of abstraction are not sufficient to service the Drax Power Station’s needs, the Drax Power Station may need to invest in alternative technologies, which may cause increased operating and maintenance costs.

6.7	Risks arising from the market, regulation and deregulation

6.7.1	Dependence on the market for electricity in England and Wales

Drax Opco’s ability to repay the intercompany balance to Drax Power arising from the transfer of the assets and business of Drax Power from Drax Power to Drax Opco, Drax Power’s ability to pay dividends and Drax Holdings’ ability to make payments under the Drax Eurobonds will depend on the Drax Power Station’s future operating performance and Drax Opco’s ability to sell electricity. InPower 2’s ability to make payments under the Restructuring Loans will depend on income it receives from Drax Holdings and under the InPower Harich Swap. NoteCo’s ability to make payments under the Restructuring Notes will depend on income it receives from InPower 2.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

The market for wholesale energy and ancillary services in England and Wales is largely deregulated. Owners of electricity generation facilities such as Drax Power and, following the implementation of the Schemes, Drax Opco, are not guaranteed any specified rate of return on their capital investments or recovery of their costs. Therefore, the revenue generated will be primarily dependent on forward electricity prices and electricity trading contracts, which Drax Opco may enter into from time to time with trading counterparties. As the owner of a merchant plant, these electricity trading contracts will form the bulk of the revenue of Drax Opco. In addition, Drax Opco may sell its output in the balancing mechanism. Amongst the factors that may influence the prices Drax Opco can obtain for its energy (all of which will be beyond Drax Opco’s control) are:

(a)	the impact of extended periods of low electricity prices due to significant over-capacity of generation and/or increased competition;

(b)	failure to enter into bilateral contracts for sales of energy due to, amongst other things, unavailability of credit support for trading;

(c)	the likelihood of more stringent environmental regulations in the United Kingdom which could restrict the Drax Power Station’s ability to generate or affect its competitiveness relative to other power stations;

(d)	a decrease in natural gas prices relative to coal, which may make gas-fired power stations more competitive than the Drax Power Station;

(e)	prevailing market prices for coal and Drax Opco’s fuel procurement strategy;

(f)	the extent of additional supplies of electric energy, installed capacity and ancillary services from current competitors of the Drax Power Station or new market entrants, including sales from foreign electricity producers into the United Kingdom, and the development of new power stations that may be able to produce energy cheaper than the Drax Power Station;

(g)	the effect of regulatory changes on customers and competitors in the electricity supply market and how certain competitors deal with excess supply or low market prices. Certain competitors have already mothballed plants and there has been a tightening of credit requirements following the demise of Enron and TXU EET;

(h)	the impact of the support provided by the United Kingdom Government to British Energy;

(i)	the extended operations of nuclear generating plants selling electricity under NETA or otherwise and in adjacent markets beyond their presently expected dates of decommissioning;

(j)	the extent of additional supplies of energy or energy-related services resulting from an increase in physical transmission capacity in the wholesale electricity trading market or otherwise;

(k)	weather conditions prevailing in England and Wales from time to time;

(l)	the possibility of a reduction in the projected rate of growth in electricity usage as a result of such factors as regional economic conditions and the implementation of conservation programs;

(m)	export power transmission constraints, which would limit the ability of the Drax Power Station to sell energy, installed capacity and ancillary services in adjacent markets in which prices may be higher than in the England and Wales market; and

(n)	the introduction of BETTA.

6.7.2	Changes in electricity regulation applicable to England and Wales

In connection with the concerns of OFGEM, the principal regulator of the electricity industry in England and Wales over the fairness and transparency of the pricing mechanism for electricity in England and Wales, the UK Government replaced the pool arrangements for the trading of wholesale electricity in England and Wales with NETA, which was implemented on 27th March, 2001. NETA was implemented

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law to improve market information and transparency, enhance liquidity and reduce the opportunities for the exercise of market power by generators. There have been numerous changes in the two years since NETA was implemented and energy regulation continues to change and develop. NETA has impacted electricity prices, and has generally been considered to be a contributory cause behind the decline in UK power prices; this is also due to the over-capacity in the UK power generation market, increased competition, increased vertical integration and fragmentation of the generation market. Further regulatory developments under NETA may have a significant adverse effect on Drax Opco’s revenues and its ability to ensure cash flow payments to enable Drax Holdings to meet its obligations under the Drax Eurobonds and accordingly InPower 2’s ability to meet its obligations under the Restructuring Loans.

NETA includes a Balancing and Settlement Code: if a generator’s output does not match its contracted position, it is required to pay out-of-balance charges and/or penalties. If the Drax Power Station is unable physically to generate to its contract position, the payment of such out-of-balance charges and/or penalties could be significant.

The electricity industry in England and Wales is subject to extensive legal and regulatory controls to ensure, amongst other things, that reasonable demand for electricity is satisfied, that proper safety standards are maintained and that competition is promoted in the electricity generation and supply markets. It is expected that OFGEM will continue to scrutinise closely the electricity industry and may from time to time intervene in a manner that may have a material impact on future revenues to be earned from the Drax Power Station. The operations of the Drax Power Station could therefore be adversely affected if it cannot comply with regulatory standards.

6.7.3  Compliance with environmental regulations

In common with other generators, the operations of the Drax Power Station could be adversely affected if the Drax Power Station cannot comply with environmental regulations. The Drax Power Station is subject to extensive EU, national and local statutory and regulatory standards, laws and regulations governing, amongst other things, limits on discharges to air and water, noise emissions, the generation, storage, handling, use and disposal of waste and health and safety standards. The Drax Power Station is also required to maintain numerous permits and governmental approvals for its operations. In the ordinary course of its business, the Drax Power Station has pending applications for new, or renewals for existing, permits and governmental approvals. These pending applications relate to matters such as increased limits on SO2 emissions and the ability to burn biomass in addition to coal. If Drax Power fails to obtain, renew or maintain the permits and governmental approvals required to operate the Drax Power Station, or to comply with, or to satisfy new conditions of, such standards, laws, regulations, permits and governmental approvals, or is unsuccessful in any pending or future application it could incur material costs or liabilities, fines or penalties or other sanctions, including the limitation or suspension of operations.

The laws and regulations affecting the Drax Power Station and Drax Power are complex, constantly changing and are generally becoming increasingly stringent. They may also be applied retrospectively. Accordingly, changes in these laws and regulations may cause increased compliance costs, the need for additional capital expenditure or the reduction of certain benefits currently available to the Drax Power Station. Under the terms of the acquisition of the Drax Power Station from National Power, Drax Power is responsible for paying any costs resulting from changes in or enforcement of all statutes, regulations and permits. Drax Power’s failure to comply with any such statutes or regulations or any change in the requirements of such statutes or regulations could result in civil or criminal liability, the limitation or suspension of operations, imposition of clean-up liens, fines or penalties and large expenditures. Changes in these laws and regulations could also expose Drax Power to liabilities, including clean-up liabilities, relating to previous operations or for actions taken or conditions caused by third parties. The Drax Power Station may not have been and in the future may not at all times be in complete compliance with such standards, laws, regulations, permits and governmental approvals and Drax Power may incur material costs, liabilities, fines or penalties or suffer other sanctions, including the imposition of limitations on, or the suspension of, operations in the future. The costs of complying with current and future environmental

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law and health and safety standards, laws and regulations and any liabilities arising from current or past operations may adversely affect Drax Power’s business, results of operations or financial condition.

6.7.4	Carbon trading

It is likely that greenhouse gas emissions from coal-fired power stations will be restricted by the introduction of the EU ETS in January, 2005. It is possible that the allocation of emissions allowances for the Drax Power Station could be set at a level which would require it to reduce its output in order to reduce its emissions or to buy allowances (which will, subject to compliance with the EU ETS, be freely tradeable) from other installations (subject to availability and demand) in order to maintain output. In such circumstances Drax Opco’s operating profits could be reduced. The basis upon which emissions allowances are to be allocated has not been settled. It is likely to be some form of modified grandfathering, taking into account historic emissions. The UK Government has indicated that it is considering using all or part of the period between 1998 and 2002 for this purpose. During this period the load factor, and consequently the level of emissions, of the Drax Power Station varied considerably. Which period of time is adopted for determining the allocation of emissions allowances could, therefore, have a material impact on the level of the Drax Power Station’s operations once the EU ETS comes into effect in 2005. However, certain factors may serve to reduce the impact of any such constraint, in particular the ability to burn biomass which, under the EU ETS, is deemed to generate zero CO2 emissions. The Drax Power Station has completed a trial burn of one type of biomass and has applied for a variation of its IPC authorisation in order to trial burn other types of biomass with a view to applying for a variation of its IPC authorisation in order to burn biomass on a commercial basis. In addition to this, assuming that the allocations of emissions allowances are non-discriminatory, the Drax Power Station is likely to maintain an advantage over other coal-fired plants as it is one of the most efficient coal-fired plants in the UK.

6.8	Uncertainties associated with insurance

Drax Power’s operations are subject to various hazards common to the industry, such as explosions, fires, severe weather conditions, toxic emissions and equipment breakdowns. As protection against operating hazards, Drax Power maintains insurance cover against some, but not all, such potential losses. However not all risks of potential losses are insured, deductibles are significant, premiums have generally risen over recent years and property sums insured under the current and proposed renewal programme are less than the amounts outstanding under the Senior Bonds and the NPV Coupon Amount. Although it believes that its insurance is appropriate, taking into account the rebuild value of the Drax Power Station, and (save for the absence of business interruption cover at present) is customary for companies of a similar size engaged in similar operations, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance cover or where Drax Power has self-insured by retaining risk.

Insurance cover for particular risks or limits may not be available on an on-going basis on commercially reasonable terms or cost. If the requisite insurance cover ceases to be available this could lead to an event of default under the InPower 2 Facility Agreement. Moreover, if Drax were to suffer an insured loss, the insurance proceeds received by it might not be sufficient to cover the business loss, to repair and reinstate the affected facilities or to satisfy liabilities to third parties. The occurrence of an event that is not fully covered by insurance may have an adverse impact on Drax’s results of operations or financial condition.

6.9	Quantitative and qualitative disclosure about market risk

6.9.1	The Drax Group is exposed to currency exchange rate and interest rate risk

The Drax Group will hedge against fluctuations in currency exchange rates and interest rates by entering into hedging described in Appendix 14. The Drax Group utilises such contracts solely for the purpose of hedging and is not permitted under its trading and risk management strategy document to enter into such

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law contracts for speculative purposes or at any time to contract to sell more power than the Drax Power Station can physically produce.

It is possible that the Drax Group may not be able to enter into currency exchange hedging on reasonable market terms which may leave it exposed to an increase in currency exchange rates and, further, to a default under the finance documents by reason of a breach of its undertaking to comply with the Trading and Risk Management Policy. Risks associated with interest rate hedging are set out in Section 6.2.3 of this Part.

6.9.2	The Drax Group is exposed to the impact of market fluctuations in the price of electricity

The current power trading strategy of the Drax Group is non-speculative and is being revised under an updated trading and risk management strategy as outlined in Section 1.6 of this Part.

Drax Power sells its power under the framework provided by NETA which is set out in detail in Section 1.5.8 of this Part. As Drax Power (along with other power generators) actively seeks buyers for its power and sells at the prices that those buyers are willing to pay, the price it can obtain is dependent on the levels of supply and demand prevailing in the market for power at any given time.

To hedge against the effects of market fluctuations Drax Power sells power forward.

However, to the extent that Drax Power has hedged its sales of power, it may not fully participate in the potential upsides in the short to medium term forward markets for power.

6.10    United Kingdom tax risks

The following key United Kingdom tax assumptions have been made in respect of the Restructuring:

(a)	interest payable on the Eurobonds and the Additional Eurobonds will be deductible for UK tax purposes and the interest amounts can be surrendered by way of group relief;

(b)	payments of principal and interest by Drax Holdings on the Eurobonds and the Further Eurobonds (once listed) will not be subject to UK withholding tax, payments of principal and interest by InPower 2 on the A1 Loans, A2 Loans, A3 Loans and the B Loans will not be subject to UK withholding tax and payments of principal and interest by NoteCo on the A1 Notes, A2 Notes, A3 Notes and the B Notes will not be subject to UK withholding tax. In relation to the B Facility Eurobonds, see Section 6.12 of this Part;

(c)	there will be no UK tax levied on the recipient in respect of the preference shares to be issued by Drax Holdings in 2015 (or of the rights to those shares) otherwise than in respect of a disposal of those shares; and

(d)	no material UK tax should be payable in respect of the TXU Claim as the Drax Group should have sufficient losses available at that time to shelter that income. However the timing and quantum of the recognition of taxable income (as affected by the business transfer described in Section 3.3 of this Part) in respect of the TXU Claim is not certain and this could adversely affect this assumption.

The above is not a full list of the UK tax assumptions on which the Restructuring is premised. If any of the above, or any other tax assumptions proves to be incorrect, it could materially adversely affect the ability of Drax Holdings to make payment on the Eurobonds or, the Additional Eurobonds and therefore InPower 2’s ability to make payments on the Restructuring Loans (and NoteCo’s ability to make payments on the Restructuring Notes).

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

6.11	Risks related to ownership of the Restructuring Securities

6.11.1	There is no current trading market for the Restructuring Securities, and the market prices of the Restructuring Securities may be adversely affected by significant selling activity in the period following implementation of the Restructuring

The Restructuring Securities comprise new issues of securities for which there is currently no public trading market. There can be no assurance as to the development or liquidity of any market for the Restructuring Securities. To the extent that the Equity is traded after its initial issuance, it may trade at prices that are lower than its initial market value depending on many factors, including prevailing interest rates and the markets for similar securities as well as technological, market, economic, legislative, political, regulatory and other factors. Similarly, the Restructuring Debt may, after its initial issuance, trade at a substantial discount to their principal amounts, depending upon prevailing interest rates, the market for similar securities, the performance of Drax Opco and other factors. There can be no assurance that active trading markets will develop or be maintained for the Restructuring Debt. Moreover, although applications will be made to list the A1 Notes, A2 Notes and A3 Notes, none of them has been listed and there can be no assurance that their listing will be effected.

6.11.2	InPower 2 will be dependent on funds received from Drax Holdings under the Drax Eurobonds and any income it receives under the Harich Swaps to pay interest and principal on the Restructuring Loans

InPower 2 is a recently incorporated special purpose vehicle without assets except for its rights to receive payments from Drax Holdings under the Drax Eurobonds and its rights under the Harich Swaps and its shareholdings in its subsidiaries. Drax Holdings is a holding company, its assets being its shares in its subsidiaries. As a holding company, Drax Holdings’ ability to pay interest and principal on the Drax Eurobonds is dependent upon the receipt of funds from Drax Holdings’ subsidiaries by means of dividends, interest, inter-company loans or otherwise. The ability of Drax Holdings’ subsidiaries to make funds available to Drax Holdings is subject, amongst other things, to applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries are subject. There can be no assurance that Drax Holdings’ subsidiaries will be in a position to make funds available. Any limitations on the ability of Drax Holdings’ subsidiaries to make funds available to Drax Holdings would have a corresponding adverse effect on Drax Holdings’ ability to make payments of interest and principal on the Drax Eurobonds. This will in turn have a corresponding adverse effect on InPower 2’s ability to make payments of interest and principal on the Restructuring Loans and NoteCo’s ability to make payments of interest and principal on the Restructuring Notes.

6.11.3	InPower 2 may be unable to repay the Restructuring Loans at maturity

InPower 2 currently intends to repay any principal amount outstanding in respect of the Restructuring Loans at their maturity from cash it receives under the Drax Eurobonds and the Harich Swaps (if any). As discussed above, the Drax Group currently is cash flow negative and its ability to generate significant positive cash flow in the future is subject to significant risks and uncertainties. If the Drax Group is unable to generate sufficient cash to allow Drax Holdings to repay the Drax Eurobonds at maturity, InPower 2 will have insufficient funds to repay the Restructuring Loans at maturity. Accordingly, no assurance can be given that InPower 2 will be able to repay any of the Restructuring Loans at their maturity. In the event that InPower 2 is unable to repay the Restructuring Loans following an event of default or at their maturity (either from the proceeds of the Drax Eurobonds or from other sources of funding), no assurances can be given as to whether the proceeds of the security granted by InPower 2 and the Drax Group in connection with the Restructuring Notes and Restructuring Loans will be sufficient to meet any shortfall.

I.     EXPLANATORY STATEMENTS

The Explanatory Statements are provided in compliance with section 426 of the English Companies Act, article 126 of the Jersey Companies Law and in respect of section 86 of the Cayman Companies Law

6.11.4 It is unlikely that Drax Group Limited will pay dividends for the foreseeable future

Drax Group Limited does not anticipate paying dividends on the Equity in the foreseeable future and will not be able to do so until such time as the A1 Debt, A2 Debt, A3 Debt and B Debt have been repaid in full. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Equity. This may reduce the demand for the Equity until Drax Group Limited is able to pay dividends in respect of the Equity, which may in turn adversely affect the price of the Equity in the market.

6.12	Risks related to the listing of the B Facility Eurobonds

The B Facility Eurobonds may not be capable of being listed on a recognised stock exchange until the quantum and timing of the TXU Claim is known. For so long as the B Facility Eurobonds are not listed on a recognised stock exchange (within the meaning of section 841 of the United Kingdom Income and Corporation Taxes Act 1988), payments of interest on the B Facility Eurobonds may be subject to UK withholding tax. In the period prior to 31st December, 2005, if the B Facility Eurobonds have not been listed, interest on the B Facility Eurobonds will not be paid but will (if payable in accordance with the Cash Flow Waterfall) be reserved and placed in a dedicated reserve account. In the period on or after 31st December, 2005, interest will be payable on the B Facility Eurobonds. If any interest under the B Facility Eurobonds is actually paid prior to the B Facility Eurobonds being listed on a recognised stock exchange and such payments are subject to United Kingdom withholding tax, Drax Holdings will gross up payments of interest on the B Facility Eurobonds to the extent that such payments are subject to UK withholding tax. The requirement of Drax Holdings to gross up any payments of interest may leave Drax Holdings unable to meet its payment obligations on the Drax Eurobonds.

II.     THE HOLDINGS SCHEME

THE DRAX HOLDINGS SCHEME

IN THE HIGH COURT OF JUSTICE	No. 7080 of 2003
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

IN THE GRAND COURT OF THE CAYMAN ISLANDS

Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985 of England and Wales and
under section 86 of the Companies Law (2003 Revision) of the Cayman Islands)

BETWEEN:

DRAX HOLDINGS LIMITED

(a company incorporated with limited liability and registered under the laws of the Cayman Islands with registered number CR-92144.)

and

ITS SCHEME CREDITORS

(as hereinafter defined)

II.     THE HOLDINGS SCHEME

PART I

PRELIMINARY

Recitals

DEFINITIONS

A	In this Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following expressions shall bear the following meanings:

A Cash Election has the meaning given to it in clause 22;

A Electing Designated Recipient has the meaning given to it in clause 22;

A1 Loans £400,000,000 of indebtedness of InPower 2 on the terms and conditions of the A1 tranche set out in the InPower 2 Facility Agreement (summarised at Appendix 10);

A1 Notes the A1 notes to be issued by NoteCo on the terms and conditions of the A1 tranche set out in the Restructuring Notes Trust Deed (summarised at Appendix 12);

A2 Loans £460,000,000 (less such amount of A2 Loans as are not held by or on behalf of Designated Recipients as a result of the A Cash Election) of indebtedness of InPower 2 on the terms and conditions of the A2 tranche set out in the InPower 2 Facility Agreement (summarised at Appendix 10);

A2 Notes the A2 notes to be issued by NoteCo on the terms and conditions of the A2 tranche set out in the Restructuring Notes Trust Deed (summarised at Appendix 12);

A3 Loans the A3 Principal Amount (less such amount of A3 Loans as are not held by or on behalf of Designated Recipients as a result of the A Cash Election) of indebtedness of InPower 2 on the terms and conditions of the A3 tranche set out in the InPower 2 Facility Agreement (summarised at Appendix 10);

A3 Notes the A3 notes to be issued by NoteCo on the terms and conditions of the A3 tranche set out in the Restructuring Notes Trust Deed (summarised at Appendix 12);

A3 Principal Amount the Aggregate Restructuring Debt Quantum less the principal amount of A1 Loans, A2 Loans and B Loans (assuming no A Cash Elections and no B Cash Elections are exercised);

Account Holder has the definition in Recital F(3);

Account Holder Letter a letter in the form, or substantially in the form, set out as the annex to Appendix 23;

Actual A Cash-Out Funds the aggregate of the Actual Project Funds and the IPR A Cash-Out Funds;

Actual B Cash-Out Funds the amount which is the lesser of the Available B Funds and the aggregate amount which IPR is obliged, pursuant to the COOIA, to contribute for the purposes of funding the B Cash Election;

Actual Project Funds the amount specified by the Company and certified by the Election Registrars as being the amount which the Company is obliged, pursuant to the COOIA, to contribute for the purposes of funding, in part, the A Cash Elections;

Additional Cash Payment an amount equal to the aggregate of the additional fees in cash to be made in respect of Scheme Claims pursuant to clauses 14 and 15;

Ad Hoc Bond Committee the informal ad hoc committee of parties with interests in Senior Bonds which has participated in the negotiation of the restructuring of the Company, the past and present members of which are detailed in Appendix 20;

AES Financing AES Drax Financing Limited, a company incorporated in England and Wales with registered number 3834874;

II.     THE HOLDINGS SCHEME

PART I: PRELIMINARY

Aggregate Restructuring Debt Quantum the sterling amount equal to the Aggregate Scheme Claims Quantum;

Aggregate Scheme Claims Quantum the aggregate of the principal amount of all Scheme Claims, applying the Scheme Rate as necessary, set out in column (C) in Schedule 1;

Allowed Proceeding any proceeding by

(a)	a Scheme Creditor to enforce its rights under this Scheme where any party fails to perform its obligations under this Scheme; or

(b)	the Eurobond Trustee to enforce its rights in respect of Included Eurobond Coupons pledged by InPower 2 to the Bank Security Trustee;

Available A Funds the aggregate of the Available Project Funds and £100,000,000;

Available B Funds the sum of £30,000,000;

Available Project Funds the amount specified by the Company and confirmed as being calculated in accordance with the agreed procedures included within the restructuring date working capital calculation by PricewaterhouseCoopers as being the amount available to the Company for the purposes of funding, in part, the A Cash Election pursuant to the COOIA;

B Cash Election has the meaning given to it in clause 23;

B Facility Eurobonds the £338,400,000 eurobonds to be issued by the Company to InPower 2;

B Loans £338,400,000 (less such amount of B Loans as are not held by or on behalf of Designated Recipients as a result of the B Cash Election) of indebtedness of InPower 2 on the terms and conditions of the B tranche set out in the InPower 2 Facility Agreement (summarised at Appendix 10);

B Notes the B notes to be issued by NoteCo on the terms and conditions of the B tranche set out in the Restructuring Notes Trust Deed (summarised at Appendix 12);

Bank of New York The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, New York, New York 10286, U.S.A.;

Bank Security Trustee JPMorgan Chase Bank acting in its capacity as security trustee under, amongst other things, the Facility Agreement and the InPower Debenture;

Bank Steering Committee the institutions appointed from time to time to act as the steering committee for the Senior Banks in connection with the restructuring proposals, the past and present members of which are detailed in Appendix 20;

Beneficiaries has the meaning given to it in Recital J;

BondCom Bondholder Communications Group Inc., a New York corporation having an office at 30 Broad Street, 46th Floor New York, NY 10004 USA;

BondPower BondPower Limited, a company incorporated in Jersey with registered number 75270 and registered office at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands;

Business Day any day on which banks are open for general business in London, Jersey, the Cayman Islands, New York and Luxembourg;

Calculation Agency Agreement the supplemental calculation and agency agreement dated 30th November, 1999 between the Company and, amongst other parties, Deutsche Bank AG London as calculation agent;

Cayman Companies Law the Companies Law (2003 Revision) of the Cayman Islands;

Cayman Court the Grand Court of the Cayman Islands;

II.     THE HOLDINGS SCHEME

PART I: PRELIMINARY

Cayman Registrar of Companies the Registrar of Companies appointed under section 3 of the Cayman Companies Law and includes, where appropriate, the Deputy Registrar of Companies;

Claim Notification Form:

(a)	in relation to the Scheme Claim in respect of the Senior Bonds (other than those Senior Bonds held by Definitive Holders), each valid Account Holder Letter or such other form the Company agrees to accept;

(b)	in relation to the Scheme Claim in respect of the Included Eurobond Coupons, each InPower Claim Form or such other form which the Company agrees to accept; and

(c)	in relation to all other Scheme Claims, the valid claim form submitted by or on behalf of the relevant Scheme Creditor detailing its Scheme Claim in the form which is set out in Appendix 26 or such other form which the Company agrees to accept, such form being a Claim Form;

Clearstream Clearstream Banking, société anonyme;

Company Drax Holdings Limited, a company incorporated in the Cayman Islands with registered number CR-92144;

COOIA the cash-out options implementation agreement dated 10th October, 2003 between IPR, the Company, Drax Opco Limited, Drax Group Limited, InPower and InPower 2;

Deemed A Cash Election has the meaning given to it in clause 26;

Deemed B Cash Election any deemed B Cash Election pursuant to sub-clause 27(b) or clause 28;

Definitive Holder any person whose name is duly entered on the Senior Bond Register on the Record Date as the holder of a particular principal amount of Senior Bonds in definitive registered form;

Definitive Senior Bond Assignment Agreement has the meaning given to it in sub-clause 3(c);

Designated Recipient in relation to any Scheme Claim or part of a Scheme Claim, the person specified in a valid Claim Notification Form relating to that Scheme Claim (or that part of that Scheme Claim) as being the recipient of the Scheme Consideration in respect of that Scheme Claim (or that part of that Scheme Claim);

Distribution Agent Bank of New York as distribution agent pursuant to the Distribution Agreement and any successor from time to time;

Distribution Agreement the escrow and distribution agreement substantially in the form set out in Appendix 16 entered into on or before 17th November, 2003 by, amongst other parties, the Company, InPower, InPower 2, the Distribution Agent, Drax Group Limited, NoteCo and the Escrow Trustee;

Dollar-Denominated Senior Bonds the US$302,400,000 10.41 per cent. guaranteed senior secured bonds due 2020, issued by the Company and guaranteed by the Guarantors;

Drax Acquisition AES Drax Acquisition Limited, a company incorporated in England with registered number 3834878;

Drax Group Limited Drax Group Limited, a company incorporated in the Cayman Islands with registered number WK-129356;

Drax Intercreditor and Security Trust Deed the intercreditor and security trust deed dated 30th November, 1999 between, amongst other parties, Drax Acquisition, AES Financing, the Eurobond Trustee, the Drax Security Trustee and the Senior Bond Trustee;

Drax Intermediate Drax Intermediate Holdings Limited, a company incorporated in the Cayman Islands with registered number WK-129355;

Drax Security Trustee JPMorgan Chase Bank acting in its capacity as security trustee under, amongst other things, the Drax Intercreditor and Security Trust Deed;

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DTC The Depository Trust Company of New York, a limited purpose trust company under New York State banking law and any successor;

Effective Date the earliest date on which all of the following events shall have occurred:

(a) an office copy of the order of the English Court sanctioning this Scheme has been delivered to the English Registrar of Companies for registration;

(b) an office copy of the order of the Cayman Court sanctioning this Scheme has been delivered to the Cayman Registrar of Companies for registration;

(c) an office copy of the order of the English Court sanctioning the InPower Scheme has been delivered to the English Registrar of Companies for registration; and

(d) an office copy of the order of the Jersey Court sanctioning the InPower Scheme has been delivered to the Jersey Registrar of Companies for registration;

Eighth Supplemental Eurobond Trust Deed the eighth supplemental trust deed dated on or around the Effective Date between, amongst other parties, the Company as issuer, the Eurobond Trustee and the Drax Security Trustee supplemental to, amongst other deeds, the Eurobond Trust Deed;

Election Proportion has the meaning given to it in clause 22;

Election Registrars Capita IRG plc, a company incorporated in England and Wales with registered number 2065568 or such other person as the Company may appoint as its election registrars for the purposes of this Scheme;

Elections Closing Date 5:00 p.m. (London time) on the date on which the Record Date falls;

English Companies Act the Companies Act 1985 applicable in England and Wales;

English Court the High Court of Justice of England and Wales;

English Registrar of Companies the registrar or other officer performing under the English Companies Act the duty of registration of companies in England and Wales and including a deputy registrar;

Escrow Trustee Drax Nominees Limited, a company incorporated on 29th October, 2003 in England and Wales with registered number 4947438;

Eurobond Common Depositary JPMorgan Chase Bank acting in its capacity as common depositary in relation to the Eurobonds and the Eurobond Coupons (or, from time to time, any successor of JPMorgan Chase Bank as such common depositary);

Eurobond Coupons has the meaning given to it in Recital G(2);

Eurobond Principal has the meaning given to it in Recital G(2);

Eurobond Principal Bond has the meaning given to it in Recital G(2);

Eurobonds £1,725,000,000 8.86 per cent. guaranteed senior secured bonds due 2015 issued by the Company and guaranteed by the Guarantors;

Eurobond Trust Deed the trust deed constituting the Eurobonds dated 30th November, 1999 entered into between, amongst other parties, the Company as issuer, the Eurobond Trustee and the Drax Security Trustee;

Eurobond Trustee JPMorgan Chase Bank acting in its capacity as trustee under the Eurobond Trust Deed;

Eurobond Trustee Documents:

(a) the Distribution Agreement;

(b) the Eighth Supplemental Eurobond Trust Deed;

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(c) the Eurobond Waiver Letter;

(d) the Drax Intercreditor and Security Trust Deed, the Eurobond Paying Agency Agreement, the Group Account Agreement, the Calculation Agency Agreement and the Security Trustee Side Letter (each as defined in the InPower 2 Facility Agreement);

(e) any other document which is a condition precedent to the InPower 2 Facility Agreement to which the Eurobond Trustee is expressed to be a party;

(f) any other document which it is necessary or desirable for the Eurobond Trustee to execute for the purposes of giving effect to this Scheme; and

(g) any other document contemplated by any of the documents listed in (a) to (f) above;

Eurobond Waiver Letter the letter to be dated on the Effective Date from the Eurobond Trustee waiving certain payment terms of the Eurobond Coupons;

Euroclear Euroclear Bank S.A./N.V., as operator of the Euroclear clearing system;

Excluded Eurobond Coupons the interest in outstanding coupons relating to the Eurobonds transferred to InPower 2 pursuant to the transfer agreement (summarised in Appendix 18) to be dated on the Record Date between, amongst other parties, InPower and InPower 2;

Explanatory Statement the explanatory statement of the Company circulated with this Scheme pursuant to Section 426 of the English Companies Act and in accordance with the Cayman Islands’ Grand Court Rules, Order 102, rule 21(4)(e);

Facility Agreement the facility agreement dated 30th November, 1999 entered into between, amongst other parties, InPower and the Senior Banks;

Further Eurobonds the floating rate guaranteed secured eurobonds due 2020 to be issued by the Company on or about the Effective Date to InPower 2;

Global Depositary Bank of New York acting in its capacity as global depositary in relation to the Senior Bonds (or, from time to time, any successor of the Bank of New York as such global depositary) under the Senior Bond Deposit Agreement;

Guarantors AES Financing, Drax Acquisition, Drax Electric Limited, Drax Limited and Drax Power Limited;

Hedging Bank any of Commerzbank Aktiengesellschaft, Bank of Montreal, Barclays Bank PLC, The Toronto-Dominion Bank, Deutsche Bank AG London and Bayerische Landesbank Girozentrale and Hedging Banks shall mean more than one Hedging Bank;

Hedging Bank Agreement the agreement dated 9th October, 2003 between the Company, Drax Power Limited, Drax Opco Limited and the Hedging Banks;

Hedging Bank Novation Agreement has the meaning given to it in sub-clause 3(d);

Hedging Bank Steering Committee the informal ad hoc committee of Hedging Banks which has participated in the negotiation of the restructuring of the Company the members of which are Bank of Montreal, Commerzbank Aktiengesellschaft, Barclays Bank PLC, the Toronto-Dominion Bank and Bayerische Landesbank Girozentrale;

Hedging Termination Date in respect of a Hedging Termination Payment, the date specified in column (B) in Schedule 1 in respect of such Hedging Termination Payment;

Hedging Termination Payments the principal amount specified in column (C) in Schedule 1 payable to the Hedging Banks as a result of:

(a) the termination of the hedges specified as Currency Hedging Transactions (as such term is defined in the Hedging Bank Agreement) listed in part 2 of schedule 1 of the Hedging Bank Agreement; and

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(b) the termination of the hedges specified as Interest Hedging Transactions (as such term is defined in the Hedging Bank Agreement) listed in part 1 of schedule 1 of the Hedging Bank Agreement, which payment obligations have been novated to the Company;

Holdings Share Acquisition Agreement the agreement to be entered into on or before the Effective Date between Drax Acquisition and Drax Intermediate transferring the entire issued share capital of the Company and the right to receive preference shares in the Company in 2015 to Drax Intermediate;

Included Eurobond Coupon Assignment Agreement has the meaning given to it in sub-clause 3(a);

Included Eurobond Coupons the Eurobond Coupons except the Excluded Eurobond Coupons;

InPower InPower Limited, a company incorporated in Jersey with registered number 75269 and whose registered office is at 22 Grenville Street, St Helier, Jersey, JE4 8PX, Channel Islands;

InPower 2 InPower 2 Limited, a company incorporated in Jersey with registered number 86170 and whose registered office is at 22 Grenville Street, St Helier, Jersey, JE4 8PX, Channel Islands;

InPower 2 Facility Agent Deutsche Bank AG London acting in its capacity as agent under the InPower 2 Facility Agreement;

InPower 2 Facility Agreement the term loan facility agreement to be entered into on or before the Effective Date and to be made between, amongst other parties, InPower 2 as borrower, the Lenders (as defined therein) as lenders and the InPower 2 Facility Agent;

InPower 2 Intercreditor and Security Trust Deed the intercreditor deed to be entered into on or before the Effective Date between, amongst other parties, lenders of the Restructuring Loans, JPMorgan Chase Bank acting as security trustee on behalf of the lenders, BondPower, InPower 2 and InPower;

InPower Claim Form a valid claim form submitted in connection with the InPower Scheme;

InPower Debenture the debenture dated 30th November, 1999 between InPower, BondPower and the Bank Security Trustee;

InPower Harich Swap the swap between InPower and Harich Investments B.V. to exchange an amount of funds received under the Eurobond Coupons so that InPower has funds sufficient to pay interest and principal on the loans made by the Senior Banks to InPower under the Facility Agreement (or, from the Effective Date, the Restructuring Loans), as constituted by the ISDA Master Agreement and schedule thereto dated 30th November, 1999 between InPower and Harich Investments B.V. and the swap confirmation dated 30th November, 1999 supplemental thereto;

InPower Intercreditor and Security Trust Deed intercreditor deed dated 30th November, 1999 between, amongst other parties, InPower, BondPower and the Bank Security Trustee;

InPower Scheme the scheme of arrangement in respect of InPower under section 425 of the English Companies Act and article 125 of the Jersey Companies Law, in its present form or with or subject to any modification or condition approved or imposed by the English Court and the Jersey Court;

IPR International Power plc, a public limited company incorporated in England and Wales with registered number 2366963;

IPR A Cash-Out Funds the amount specified by the Company and certified by the Election Registrars as being the amount which IPR is obliged, pursuant to the COOIA, to contribute for the purposes of funding, in part, the A Cash Elections;

Jersey Companies Law the Companies (Jersey) Law 1991 applicable in Jersey;

Jersey Court the Royal Court of Jersey;

Jersey Registrar of Companies the officer appointed pursuant to the Jersey Companies Law for the purposes of the registration of companies in Jersey and such other officers as may, in accordance with the Jersey Companies Law, assist him in the exercise of his functions under the Jersey Companies Law;

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PART I: PRELIMINARY

JPMorgan Chase Bank JPMorgan Chase Bank, a company incorporated under the laws of the State of New York acting, in its capacity as Eurobond Trustee, Bank Security Trustee and Drax Security Trustee, through its principal office at Trinity Tower, 9 Thomas More Street, London E1W 1YT;

Liability or Liabilities any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, the Cayman Islands or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or Cayman law or arises under a contract which is void or, being voidable, has been duly avoided;

Link Securities Registrar Capita IRG (Offshore) Limited, a company registered in Jersey whose registered office is at Victoria Chambers, Liberation Square, 113 Esplanade, St Helier, Jersey acting in its capacity as linked securities registrar under the Distribution Agreement;

New Shares the number of new ordinary shares of 0.001 pence in the capital of Drax Group Limited which will carry the rights and be subject to the restrictions contained in the articles of association of Drax Group Limited, particulars of which are contained in Appendix 15 equal to the aggregate number of pounds sterling of the face value of A3 Loans and A3 Notes to be distributed to Designated Recipients in accordance with the terms of the Distribution Agreement to be issued in respect of Scheme Claims;

NoteCo NoteCo Limited, a company incorporated in Jersey with registered number 86199 and whose registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX;

Notes/ Loans Election has the meaning given to it in clause 21;

outstanding when used in connection with the Eurobond Coupons, has the meaning set out in the Eurobond Trust Deed;

Positive A Cash Election has the meaning given to it in clause 25;

Positive B Cash Election has the meaning given to it in clause 27;

Post delivery by pre-paid first class post or air mail;

PricewaterhouseCoopers PricewaterhouseCoopers LLP, a limited liability partnership registered in England with registered number OC303525;

Proceeding any process, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letters of credit;

Prohibited Proceeding any Proceeding against the Company or a Guarantor (or any combination of them) or their property in any jurisdiction whatsoever other than an Allowed Proceeding;

Record Date 5:00 p.m. (London time) on 8th December, 2003;

Restructuring Fee has the meaning given to it in clause 16;

Restructuring Fee Pool the cash sum equal to 0.25 per cent. of the Aggregate Scheme Claims Quantum;

Restructuring Loans A1 Loans, A2 Loans, A3 Loans and B Loans;

Restructuring Notes A1 Notes, A2 Notes, A3 Notes and B Notes;

Restructuring Notes Registrar Bank of New York acting in its capacity as restructuring notes registrar under the Distribution Agreement;

Restructuring Notes Trust Deed the trust deed to be entered into on or before the Effective Date between the Company and the trustee of the Restructuring Notes constituting the Restructuring Notes;

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Scheme this scheme of arrangement in respect of the Company under section 425 of the English Companies Act and under section 86 of the Cayman Companies Law in its present form or with or subject to any modification or condition approved or imposed by the English Court and the Cayman Court;

Scheme Claim any claim or right listed in column (B) of Schedule 1 provided that for the purposes of Part V and clause 58 of this Scheme, Scheme Claim shall mean the amount set out in column (C) of Schedule 1;

Scheme Consideration the Restructuring Loans, the Restructuring Notes, the New Shares, the Restructuring Fee, the Additional Cash Payment and/or any cash amounts payable under the A Cash Election and the B Cash Election to be distributed to or at the direction of Scheme Creditors in accordance with this Scheme and the Distribution Agreement;

Scheme Creditor a creditor of the Company in respect of a Scheme Claim;

Scheme Document the scheme document addressed to Scheme Creditors containing, among other things, the Explanatory Statement, the terms of the Scheme and this Scheme as part II thereof;

Scheme Meeting the meeting of creditors of the Company convened at the direction of the English Court and the Cayman Court;

Scheme Rate the mid-point rate of exchange on the day on which the Record Date falls for the conversion of US dollars to sterling as published in the next edition of the Financial Times (or, if that edition of the Financial Times is not published or does not contain that rate of exchange, in the relevant edition of the International Herald Tribune or another internationally recognised newspaper);

Senior Banks the banks that are lenders under the Facility Agreement from time to time;

Senior Bond Deposit Agreement the deposit agreement relating to the Senior Bonds dated 2nd August, 2000 between the Company and, amongst other parties, the Global Depositary;

Senior Bondholder a person (other than a Definitive Holder) with a beneficial or other proprietary interest as principal in any of the Senior Bonds;

Senior Bond Indenture the indenture constituting the Senior Bonds dated 2nd August, 2000 between, amongst other parties, the Company and the Senior Bond Trustee;

Senior Bond Register the register or registers (if any) maintained by (or on behalf of) the Company in accordance with the terms of the Senior Bond Indenture for the purpose of registering transfers and/or exchanges of Senior Bonds in definitive registered form;

Senior Bonds all or any of the Dollar-Denominated Senior Bonds and Sterling-Denominated Senior Bonds;

Senior Bond Trustee Bank of New York in its capacity as trustee for the Senior Bonds under the Senior Bond Indenture;

Senior Bond Waiver Agreement the agreement to be dated on or around the Effective Date between the Company and the Senior Bond Trustee waiving some of the terms of the Senior Bonds;

Senior Global Bond Assignment Agreement has the meaning given to it in sub-clause 3(b);

Senior Global Bonds has the meaning given to it in Recital F(2);

Shareholders’ Agreement the shareholders’ agreement to be dated on the Effective Date in relation to Drax Group Limited (summarised at Appendix 15);

Sterling-Denominated Senior Bonds £200,000,000 9.07 per cent. guaranteed senior secured bonds due 2025, issued by the Company and guaranteed by the Guarantors;

sterling or £ pounds sterling or other lawful currency being the currency of the UK for the time being;

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PART I: PRELIMINARY

Subscription Amount an amount equal to the amount required to pay up at par the new shares in the capital of Drax Group Limited to be issued pursuant to this Scheme and to IPR pursuant to the COOIA;

UK the United Kingdom of Great Britain and Northern Ireland;

USA or US the United States of America, its territories and possessions and any state of the United States of America or the District of Columbia and all areas subject to its jurisdiction;

US dollar or US$ United States Dollars or other lawful currency being the currency of the USA for the time being;

valid when used in the context of a Claim Notification Form, a Claim Notification Form completed in accordance with the instructions set out on it including, without limitation, provision of an executed power of attorney supported by evidential documentation, if required by the instructions printed on the Claim Notification Form; and

valid exercise when used in the context of an exercise of the Notes/ Loans Election, the A Cash Election or the B Cash Election, an election made in accordance with the instructions printed on the relevant Claim Notification Form and validly exercised shall be construed accordingly.

INTERPRETATION

B     In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(1)	references to Recitals, Parts, clauses, sub-clauses and Schedules are references to the Recitals, Parts, clauses, sub-clauses and Schedules respectively of this Scheme;

(2)	references to Appendices are references to the appendices to the Scheme Document;

(3)	references to a “person” include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(4)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(5)	references to an agreement, deed or document shall be deemed also to refer to such agreement, deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(6)	the singular includes the plural and vice versa and words importing one gender shall include all genders; and

(7)	headings to Recitals, Parts, clauses, sub-clauses, Schedules and Appendices are for ease of reference only and shall not affect the interpretation of this Scheme.

THE COMPANY

C	The Company was incorporated in the Cayman Islands on 26th August, 1999 as an exempted limited liability company under company number CR-92144.

D	At the date hereof the Company has an authorised share capital of £2,000,000,000 divided into 2,000,000,000 ordinary shares of £1.00 each, of which 20,050,002 have been issued and are fully paid up or credited as fully paid up, and the remainder remain unissued.

INPOWER 2, DRAX GROUP LIMITED, DRAX INTERMEDIATE, THE ESCROW TRUSTEE AND NOTECO

E	InPower 2, Drax Group Limited, Drax Intermediate, the Escrow Trustee and NoteCo have each been incorporated for the purposes of implementing this Scheme in accordance with its terms.

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PART I: PRELIMINARY

SENIOR BONDS ISSUED BY THE COMPANY

F	Each of the Senior Bonds is held under an arrangement whereby:

(1)	the Senior Bonds are constituted by the Senior Bond Indenture, the trustee being the Senior Bond Trustee;

(2)	the Senior Bonds were issued wholly in global bearer form, the global bonds (the Senior Global Bonds) being held by the Global Depositary. Interests in these global bonds held by the Global Depositary are held by Senior Bondholders under systems designed to facilitate paperless transactions;

(3)	the systems designed to facilitate paperless transactions involve interests in the Senior Bonds being held by persons who are participants in clearing systems with their interests in the relevant global bonds being recorded directly in books or other records maintained by the relevant clearing system, namely Clearstream and Euroclear in the case of the Sterling Denominated Senior Bonds and Clearstream, Euroclear and/or DTC in the case of the Dollar Denominated Senior Bonds (such persons being herein defined as Account Holders); each Account Holder may be holding its interest in a global bond on behalf of one or more Senior Bondholders;

(4)	in certain limited circumstances set out in the Senior Bond Deposit Agreement, Senior Bondholders may exchange their interests in a global bond for a Senior Bond in definitive registered form. Senior Bonds held in definitive registered form are registered in the name of, or in the name of a third party on behalf of, the person who, immediately prior to that exchange, was the relevant Senior Bondholder; and

(5)	certain terms of the Senior Bonds will be waived in accordance with the Senior Bond Waiver Agreement.

EUROBONDS AND EUROBOND COUPONS ISSUED BY THE COMPANY

G	The Eurobonds are held under and pursuant to arrangements whereby and as a result of which:

(1)	the Eurobonds are constituted by the Eurobond Trust Deed with the Eurobond Trustee as trustee;

(2)	the principal sum of £1.725 billion payable in respect of the Eurobonds (the Eurobond Principal) is represented by a single global bond in bearer form (the Eurobond Principal Bond) and outstanding interest payable in respect of the Eurobonds is represented by a number of global coupons in bearer form (the Eurobond Coupons);

(3)	the Eurobond Principal Bond and the Eurobond Coupons are held by the Eurobond Common Depositary as nominee for Euroclear and Clearstream under a system whereby interests of persons in the Eurobond Principal Bond and the Eurobond Coupons are recorded in records maintained by Euroclear and Clearstream;

(4)	in the records maintained by Clearstream the only interest recorded in the Eurobond Principal Bond, and the only interest recorded in the Eurobond Coupons, is an interest of JPMorgan Chase Bank;

(5)	in relation to the Eurobond Principal Bond, JPMorgan Chase Bank holds its interest on behalf of BondPower;

(6)	in relation to the Eurobond Coupons, JPMorgan Chase Bank holds its interest on behalf of InPower;

(7)	it is proposed that on the Record Date InPower will assign to InPower 2 its interest in the Excluded Eurobond Coupons;

(8)	accordingly, on the Record Date, in relation to the Excluded Eurobond Coupons, JPMorgan Chase Bank will hold its interest on behalf of InPower 2 and in relation to the Included Eurobond Coupons, JPMorgan Chase Bank will hold its interest on behalf of InPower; and

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PART I: PRELIMINARY

(9)	the claims in respect of Excluded Eurobond Coupons are not to be Scheme Claims for the purposes of this Scheme, and are excluded from this Scheme.

HEDGING TERMINATION PAYMENTS PAYABLE BY THE COMPANY

H	The Hedging Banks were parties to various hedging arrangements with Drax Power Limited and/or the Company. Following termination of all such hedging arrangements during the period from 9th October, 2003 to 31st October, 2003 and the novation of certain liabilities of Drax Power Limited to the Company on or before the Record Date, the Company is obliged to pay the Hedging Banks the Hedging Termination Payments and all accrued interest thereon.

BINDING OF THIRD PARTIES

I	The Bank Security Trustee has agreed to appear by Counsel on the petition to sanction this Scheme and to undertake to the Cayman Court and the English Court, conditional upon this Scheme becoming effective, to act in accordance with directions given to it by the Senior Banks requiring it to execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

The Drax Security Trustee has agreed to appear by Counsel on the petition to sanction this Scheme and to undertake to the Cayman Court and the English Court, conditional upon this Scheme becoming effective, to execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme.

The following persons involved in the implementation of this Scheme have agreed to appear by Counsel on the petition to sanction this Scheme and to undertake to the Cayman Court and the English Court to be bound thereby, to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme, and to comply with their obligations and (where applicable) perform their designated function under the Distribution Agreement:

(1)	InPower;

(2)	InPower 2;

(3)	NoteCo;

(4)	Drax Group Limited; and

(5)	the Escrow Trustee.

In addition, IPR has, in accordance with and subject to the terms of the COOIA, agreed to appear by Counsel on the petition to sanction this Scheme to undertake at the hearings to sanction this Scheme in England and the Cayman Islands substantially in the relevant form attached at Schedule 2 with respect to its obligations under the COOIA.

Also the following persons have agreed to appear by Counsel on the petition to sanction this Scheme to undertake to the English Court and the Cayman Court at the hearings to sanction this Scheme in England and the Cayman Islands to comply with their obligations and perform their designated functions under the Distribution Agreement:

(1)	the Distribution Agent;

(2)	the Restructuring Notes Registrar;

(3)	BondCom;

(4)	the Elections Registrar;

(5)	the Linked Securities Registrar; and

(6)	the InPower 2 Facility Agent.

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PART I: PRELIMINARY

The Hedging Banks have each agreed to appear by Counsel on the petition to sanction this Scheme and to undertake to the Cayman Court and the English Court to be bound thereby.

J	By provisions contained in the Distribution Agreement and the COOIA and expressed to be entered into for the benefit of Account Holders, Senior Bondholders, Definitive Holders, scheme creditors in the InPower Scheme and their Designated Recipients (collectively the Beneficiaries), the Company has agreed that if this Scheme becomes effective it will implement the provisions contained in this Scheme and enforce its rights under the Distribution Agreement and the COOIA for the benefit of the Beneficiaries.

THE PURPOSE OF THIS SCHEME

K	The purpose of this Scheme is to constitute a compromise and arrangement between the Company and the Scheme Creditors and thereby enabling the Company to continue to carry on business as a going concern.

THE SENIOR BONDS AND THIS SCHEME

L	(1) The Drax Security Trustee has agreed not to vote in respect of the Senior Bonds at the Scheme Meeting;

(2)	Definitive Holders are to submit Claim Notification Forms in respect of those Senior Bonds held by them in definitive registered form;

(3)	Persons holding interests in or in respect of Senior Bonds through an Account Holder have been invited to instruct their Account Holders as to the manner in which the Account Holder Letter delivered in respect of each of the Senior Bonds in respect of which they have an interest should be completed including, in particular, how they wish the Global Depositary to vote in respect of such Senior Bonds, as to the identity of the Designated Recipients in respect of the Scheme Claim of the Global Depositary and how they wish the Global Depositary to exercise the Notes/ Loans Election, A Cash Election and B Cash Election on their behalf;

(4)	No Claim Notification Form is to be lodged by the Global Depositary or the Senior Bond Trustee or the Drax Security Trustee in relation to a Scheme Claim in respect of Senior Bonds. The Scheme Claim of the Global Depositary is detailed in Schedule 1;

(5)	Definitive Holders are entitled to vote at the Scheme Meeting in respect of the Senior Bonds held by them;

(6)	With the agreement of the Global Depositary and the Drax Security Trustee, the Global Depositary is to vote at the Scheme Meeting in accordance with the directions given to it by the Senior Bondholders through Account Holder Letters in respect of the Senior Bonds held by Senior Bondholders;

(7)	Scheme Consideration which is distributed in respect of Senior Bonds held by Definitive Holders is to be distributed in accordance with this Scheme and the Distribution Agreement;

(8)	With the agreement of the Global Depositary and the Drax Security Trustee, Scheme Consideration which is distributed in respect of Senior Bonds held by Senior Bondholders is to be distributed in accordance with this Scheme and the Distribution Agreement; and

(9)	references in this Scheme to Scheme Creditors shall:

(a)	in relation to Senior Bonds in definitive registered form, be references to the Definitive Holder of such Senior Bonds;

(b)	in relation to Senior Bonds represented by the global bonds held in bearer form by the Global Depositary, be references to the Global Depositary.

M	Certain of the payment terms of the Senior Bonds shall be waived in accordance with the terms of the Senior Bond Waiver Agreement.

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PART I: PRELIMINARY

THE EUROBONDS COUPONS AND THIS SCHEME

N (1)	The Drax Security Trustee has agreed not to vote in respect of the Included Eurobond Coupons at the Scheme Meeting;

(2)	No Claim Notification Form is to be lodged by the Eurobond Trustee, the Drax Security Trustee or the Eurobond Common Depositary in relation to a Scheme Claim in respect of the Eurobond Coupons. The Scheme Claim of the Eurobond Trustee is detailed in Schedule 1;

(3)	With the concurrence of the Eurobond Trustee, the Eurobond Common Depositary, the Drax Security Trustee and InPower:

(a)	the Eurobond Trustee is to vote at the Scheme Meeting in accordance with directions given to it in accordance with the InPower Intercreditor and Security Trust Deed and the Eurobond Trust Deed; and

(b)	Scheme Consideration which is to be distributed in respect of the Included Eurobond Coupons is to be distributed in accordance with this Scheme and the Distribution Agreement; and

(4)	references in this Scheme to Scheme Creditors in relation to the Included Eurobond Coupons are references to the Eurobond Trustee.

O	For the purposes of quantifying the Scheme Claim in relation to the Included Eurobond Coupons, the aggregate net present value of the Included Eurobond Coupons will be calculated in accordance with the terms of the Calculation Agency Agreement.

P	Certain of the payment terms of the Eurobond Coupons shall be waived in accordance with the Eurobond Waiver Letter. The payment terms of the Eurobond Principal Bond are not affected by this Scheme. Certain of the other terms of the Eurobonds shall be modified in accordance with the terms of the Eighth Supplemental Eurobond Trust Deed.

THE HEDGING TERMINATION PAYMENTS AND THIS SCHEME

Q	The Hedging Banks in clause 6.1 of the Hedging Bank Agreement agreed that they would not vote at the Scheme Meeting in respect of their Scheme Claims arising out of the Hedging Termination Payments.

ELECTIONS

R (1)	In respect of each Scheme Claim or a proportion of that Scheme Claim, elections may be made prior to the Elections Closing Date in the relevant Claim Notification Form for the relevant Designated Recipient to receive:

(a)	Restructuring Notes or Restructuring Loans;

(b)	a discounted amount of cash rather than its entitlement to A2 Loans, A3 Loans and New Shares or A2 Notes, A3 Notes and New Shares (as the case may be);

(c)	if cash is requested rather than its entitlement to A2 Loans, A3 Loans and New Shares or A2 Notes, A3 Notes and New Shares (as the case may be), a discounted amount of cash rather than its entitlement to B Loans or B Notes (as the case may be).

(2)	If a valid election is not made in accordance with the instructions printed on the relevant Claim Notification Form by the Elections Closing Date, elections will be deemed to be made in respect of that Scheme Claim (or that proportion of that Scheme Claim) in accordance with the terms of this Scheme such that:

(a)	for Scheme Claims or proportions of Scheme Claims in respect of Senior Bonds, elections for Restructuring Notes and cash will be deemed to have been made; and

II.     THE HOLDINGS SCHEME

PART I: PRELIMINARY

(b)	for other Scheme Claims or proportions of those Scheme Claims, an election for Restructuring Loans will be deemed to have been made and no election for cash will be deemed to be made.

TERMINATION OF THE COOIA AND LAPSE OF THE B CASH ELECTION

S	If, prior to the Effective Date, the COOIA is terminated in accordance with its terms and the amount of Available Project Funds exceeds the amount which will be required to satisfy, in full, without any scaling down, all Positive A Cash Elections then:

(1)	the B Cash Election will lapse; and

(2)	Deemed A Cash Elections will be satisfied only to the extent of any remaining Available Project Funds.

II.     THE HOLDINGS SCHEME

PART II

THE SCHEME

Application and effectiveness of this Scheme

1.	The compromise and arrangement effected by this Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

Effect of this Scheme

2.     On the Effective Date:

(a)	all of the right, title and interest of Scheme Creditors to Scheme Claims shall be subject to the arrangements set out in clause 3;

(b)	the steps set out in clause 5 shall be implemented; and

(c)	Scheme Creditors shall be entitled to Scheme Consideration in accordance with this Scheme and the Distribution Agreement.

Transfer of the Included Eurobond Coupons, Senior Bonds and Hedging Termination Payments

3.	On the Effective Date, in consideration of the rights of Scheme Creditors under this Scheme and notwithstanding any term of any relevant document:

(a)	InPower and InPower 2 shall execute an assignment agreement (the Included Eurobond Coupon Assignment Agreement) pursuant to which all of InPower’s right, title and interest in Included Eurobond Coupons shall be, subject to existing security given over the Included Eurobond Coupons, assigned to InPower 2, including all rights to interest accruing on and from 1st July, 2003 on the Included Eurobond Coupons and all rights in respect of all guarantees of the Included Eurobond Coupons. The Eurobond Trustee acknowledges that, following this assignment, it will hold the Included Eurobond Coupons, subject to the existing security, on behalf of InPower 2;

(b)	the Global Depositary and InPower 2 shall execute an assignment agreement (the Senior Global Bond Assignment Agreement) pursuant to which all of the Global Depositary’s right, title and interest in the Senior Global Bonds which, for the avoidance of doubt includes all rights to interest accruing on and from 1st July, 2003 on the Senior Bonds and all rights in respect of guarantees of the Senior Bonds shall be assigned to InPower 2 to the effect that such right, title and interest in the Senior Global Bonds is held by or on behalf of InPower 2;

(c)	Definitive Holders and InPower 2 shall execute an assignment agreement (the Definitive Senior Bond Assignment Agreement) pursuant to which all of the Definitive Holders’ right, title and interest in Senior Bonds, including all rights to interest accruing on the Senior Bonds on and from 1st July, 2003 and all rights in respect of all guarantees of the Senior Bonds, shall be assigned to InPower 2; and

(d)	the Hedging Banks, the Company and InPower 2 shall execute a novation agreement (the Hedging Bank Novation Agreement) pursuant to which all of the Hedging Banks’ right, title and interest to the Hedging Termination Payments and all rights to interest accruing on the Hedging Termination Payments (calculated in accordance with the Hedging Bank Agreement) and all rights in respect of all guarantees of the Hedging Termination Payments (including, without limitation, the guarantees granted to the Hedging Banks under the Drax Intercreditor and Security Trust Deed and all rights to interest) shall be novated to InPower 2.

4.	To give effect to clause 3, any person may be appointed by InPower 2:

(a)	on behalf of InPower to execute the Included Eurobond Coupon Assignment Agreement;

(b)	on behalf of the Global Depositary to execute the Senior Global Bond Assignment Agreement;

II.     THE HOLDINGS SCHEME

PART II: THE SCHEME

(c)	on behalf of Definitive Holders to execute the Definitive Senior Bond Assignment Agreement; and

(d)	on behalf of any Scheme Creditor, the Bank Security Trustee, the Drax Security Trustee or InPower, to undertake any action or give any instruction to effect such assignments,

and the Included Eurobond Coupon Assignment Agreement, the Senior Global Bond Assignment Agreement, the Definitive Senior Bond Assignment Agreement and any other instrument so executed shall be effective as if it had been executed by the persons originally entitled to the rights, title and interest being so assigned.

Issue of the Further Eurobonds and the B Facility Eurobonds, payment of interest and cancellation of obligations

5.	On the Effective Date and immediately following the fulfilment of the obligations set out in clause 3 and in consideration thereof the following shall happen in the order set out below:

(a)	the Eurobond Trustee shall execute the Eurobond Trustee Documents and shall instruct any other party thereto which it is entitled to instruct to execute and take all other action required to give effect to the Eurobond Trustee Documents;

(b)	the Scheme Creditors hereby direct the Drax Security Trustee to execute and do, and procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme or the InPower Scheme;

(c)	the Company shall issue the Further Eurobonds and the B Facility Eurobonds to InPower 2;

(d)	certain of the terms of the Senior Bonds shall be waived in accordance with the Senior Bond Waiver Agreement and, subject to sub-clause (g), outstanding interest on the Senior Bonds shall be waived and immediately subsequent to the payment, if any, pursuant to sub-clause (g), InPower 2 shall assign all its right, title and interest in the Senior Bonds to the Company and the Senior Bonds will be cancelled by the Company;

(e)	certain of the payment terms of the Eurobond Coupons shall be waived in accordance with the Eurobond Waiver Letter and, subject to sub-clause (g), outstanding interest on the Included Eurobond Coupons will be waived subject to the operation of the Eurobond Waiver Letter and certain other terms of the Eurobonds will be modified in accordance with the Eighth Supplemental Eurobond Trust Deed;

(f)	the Hedging Termination Payments will be automatically discharged and, subject to sub-clause (g), outstanding interest thereon will be automatically discharged;

(g)	interest outstanding on the Senior Bonds, Included Eurobond Coupons and Hedging Termination Payments and the outstanding Included Eurobond Coupons shall be paid in the following order to InPower 2 to the extent required to ensure InPower 2 shall be in funds to fulfil its obligations under this Scheme:

(i)	first, interest outstanding on the Senior Bonds;

(ii)	second, if and to the extent necessary, interest outstanding on the Eurobond Coupons;

(iii)	third, if and to the extent necessary, the outstanding Eurobond Coupons that have fallen due for payment; and

(iv)	fourth, if, and to the extent necessary, interest outstanding on the Hedging Termination Payments.

(h)	the Company shall pay the Restructuring Fee and the Subscription Amount in accordance with the terms of this Scheme for distribution in accordance with the terms of this Scheme and the Distribution Agreement;

(i)	the rights in respect of all guarantees assigned or novated to InPower 2 in respect of Senior Bonds and Hedging Termination Payments pursuant to sub-clauses 3(b), 3(c) and 3(d) shall be automatically discharged in full to the effect that InPower 2 has no claim in respect of those guarantees; and

II.     THE HOLDINGS SCHEME

PART II: THE SCHEME

(j)	the rights in respect of all guarantees granted by Drax Acquisition and AES Financing under the Eurobond Trust Deed held by the Drax Security Trustee shall be discharged in full to the effect that neither InPower 2 nor the Drax Security Trustee has any further claim in respect of those guarantees.

6.	To give effect to clause 5(a), the Company is appointed by the Eurobond Trustee to execute the Eurobond Trustee Documents under hand and any document so executed shall be effective as if it had been executed by the Eurobond Trustee.

II.     THE HOLDINGS SCHEME

PART III

IDENTIFICATION OF SCHEME CLAIMS

Record Date

7.	All Scheme Claims shall be determined as at the Record Date.

8.	Any Scheme Claim which at the Record Date is not immediately due and payable but on the Company going into insolvent liquidation would, either automatically without further action by any party or by the issue of a notice by the relevant Scheme Creditor, be capable of being made legally due and payable shall be treated for the purposes of this Scheme as immediately due and payable as at the Record Date (and hence not treated as a contingent debt or a debt payable at a future time).

Assignments or transfers

9.	The Company shall be under no obligation to recognise any assignment or transfer of Scheme Claims after the Record Date for the purposes of determining entitlements under this Scheme, provided that where the Company has received from the relevant parties notice in writing of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under this Scheme. It shall be a term of such recognition that the assignee or transferee of a Scheme Claim so recognised by the Company shall be bound by the terms of this Scheme and for the purposes of this Scheme shall be a Scheme Creditor.

Quantum of Scheme Claims for the purposes of determining entitlements to Scheme Consideration

10.	For the purposes of determining entitlements to Scheme Consideration, the quantum of the Scheme Claims of a Scheme Creditor is the amount of that claim listed against the name of each Scheme Creditor in column (C) in Schedule 1 to this Scheme, as adjusted to take account of any Senior Bonds being converted to definitive registered form after 7th November, 2003 and applying the Scheme Rate as appropriate.

Provision of information

11.	Claim Notification Forms submitted:

(a)	shall provide the Company with such information as it may reasonably require to enable Scheme Consideration to be distributed to the relevant Designated Recipients in accordance with the Distribution Agreement; and

(b)	shall, in any event, be submitted in accordance with the instructions set out in the relevant Claim Notification Form.

12.	If the Election Registrar or BondCom, as appropriate, each acting as the Company’s agent, refuses to accept a Claim Notification Form, it shall promptly prepare a written statement or electronic mail of its reasons for doing so and send that statement to the party that provided that Claim Notification Form.

II.     THE HOLDINGS SCHEME

PART IV

SCHEME CONSIDERATION AND ENTITLEMENT

The Scheme Consideration

13.	Together with the Additional Cash Payment and Restructuring Fee described in clauses 14, 15 and 16, the Scheme Consideration available to each Designated Recipient is:

(a)	if and to the extent that a Notes/ Loans Election is validly exercised, or is deemed to have been exercised, for Restructuring Loans, subject to any A Cash Election and any B Cash Election being validly exercised or being deemed to have been exercised, the relevant Designated Recipient will receive Restructuring Loans and New Shares in accordance with clause 21; and/or

(b)	if and to the extent that a Notes/ Loans Election is validly exercised or is deemed to have been exercised, for Restructuring Notes, subject to any A Cash Election and any B Cash Election being validly exercised or being deemed to have been exercised, the relevant Designated Recipient will receive Restructuring Notes and New Shares in accordance with clause 21; and/or

(c)	if and to the extent that an A Cash Election is validly exercised or is deemed to have been exercised, the A2 Loans and A3 Loans or A2 Notes and A3 Notes (as the case may be) to which that Designated Recipient would otherwise have been entitled shall not be issued or acknowledged (as the case may be) and the relevant Designated Recipient will receive a cash amount calculated in accordance with clause 22; and/or

(d)	if and to the extent that a B Cash Election is validly exercised or deemed to have been exercised, the B Loans or B Notes (as the case may be) to which that Designated Recipient would otherwise have been entitled shall not be issued or acknowledged (as the case may be) and the relevant Designated Recipient will receive a cash amount calculated in accordance with clause 23.

Additional Cash Payment

14.	Each Scheme Creditor will be entitled, subject to any deduction required pursuant to clause 15, to a fee in cash to be distributed to relevant Designated Recipients in accordance with the terms of this Scheme and the Distribution Agreement on the following basis:

(a)	if that Scheme Claim is in respect of a Hedging Termination Payment, the amount equal to the amount of interest which would be notionally payable on the A1 Loans and A2 Loans (or, depending upon the exercise, whether actual or deemed, of the Notes/ Loans Election, A1 Notes and A2 Notes) which that Scheme Creditor is entitled to (or, but for the exercise of the A Cash Election, would have been entitled to) in respect of the period from the Hedging Termination Date for such Hedging Termination Payment to the Effective Date (both dates inclusive), had those A1 Loans and A2 Loans (or A1 Notes and A2 Notes as the case may be) been issued on 1st July, 2003; and

(b)	for other Scheme Claims, the amount equal to the amount of interest which would be notionally payable on the A1 Loans and A2 Loans (or, depending upon the exercise, whether actual or deemed, of the Notes/ Loans Election, A1 Notes and A2 Notes) which that Scheme Creditor is entitled to (or, but for the exercise of the A Cash Election, would have been entitled to) in respect of the period from 1st July, 2003 to the Effective Date (both dates inclusive), had those A1 Loans and A2 Loans (or A1 Notes and A2 Notes as the case may be) been issued on 1st July, 2003.

15.	If the Effective Date occurs after 31st December, 2003, any sums paid by the Company in respect of a Scheme Creditor’s Scheme Claim for the period beginning 1st July, 2003 and ending 31st December, 2003 (both dates inclusive) for distribution to that Scheme Creditor (less, in the case of the Eurobond Trustee, any amount that may be advanced to InPower or InPower 2 out of such monies directly or indirectly to discharge liabilities under the InPower Harich Swap) shall be deducted from the relevant Scheme Creditor’s entitlement to a fee in cash pursuant to clause 14.

II.     THE HOLDINGS SCHEME

PART IV: SCHEME CONSIDERATION AND ENTITLEMENT

Restructuring Fee

16.	As part of its entitlement to Scheme Consideration, each Scheme Creditor shall be entitled to a restructuring fee by way of a cash payment of 0.25% of the quantum of the Scheme Claim specified in column (C) of Schedule 1 paid from the Restructuring Fee Pool (the Restructuring Fee). Such Restructuring Fee will be distributed by the Distribution Agent at the same time as the Scheme Consideration is distributed in accordance with the Distribution Agreement.

Entitlement to Scheme Consideration

17.	The amount of the Restructuring Loans which, subject to the operation of the Notes/ Loans Election, A Cash Election and B Cash Election and clauses 19 and 20, a Scheme Creditor’s relevant Designated Recipient is entitled to receive shall be calculated in accordance with the following formula:

                  E =  AC × SC

                          T

E =	the entitlement of the relevant Scheme Creditor to each of the elements of the Scheme Consideration (other than New Shares)

AC =	the quantum of the Scheme Claim of the relevant Scheme Creditor determined in accordance with clause 10

SC =	separately, the amount of each of the elements of the Scheme Consideration (other than New Shares)

T =	the Aggregate Scheme Claims Quantum.

18.	For every £1 of A3 Loans to which a Scheme Creditor is entitled (subject to the exercise, or deemed exercise, of the A Cash Election and clauses 30-34) it shall also be entitled to one New Share.

Fractional entitlements

19.	Restructuring Loans are indebtedness in principal amounts which are an integral multiples of £1,000 in accordance with the terms of the Restructuring Loans. Scheme Creditors’ or Designated Recipients’ entitlements (after taking account of the exercise, or deemed exercise, of the A Cash Election and the B Cash Election and clauses 30 to 34) to Loans will be rounded down to the nearest £1,000 and all entitlements of such persons to a fraction of £1,000 of Restructuring Loans which, but for this proviso any such persons would have received, shall be ignored.

20.	No fraction of a New Share and no fraction of a Restructuring Note shall be issued to any Scheme Creditor or Designated Recipient and all entitlements of such persons to all fractions of Restructuring Notes or New Shares which, but for this proviso any such persons would have received, shall be ignored.

II.     THE HOLDINGS SCHEME

PART V

ELECTIONS

Notes / Loans Election

21.	In respect of each Scheme Claim or any proportion of that Scheme Claim, an election (the Notes/ Loans Election) may be validly exercised in a Claim Notification Form or may be deemed to be exercised for the relevant Designated Recipient to receive:

(a)	A1 Loans or an equivalent amount of A1 Notes;

(b)	A2 Loans, A3 Loans and New Shares or an equivalent amount of A2 Notes, A3 Notes and New Shares; and

(c)	B Loans or an equivalent amount of B Notes.

The A Cash Election

22.	In respect of the relevant proportion of a Scheme Claim specified in a Claim Notification Form, an election may be validly exercised or may be deemed to be exercised in that Claim Notification Form (the A Cash Election) for the relevant Designated Recipient (an A Electing Designated Recipient) subject to clauses 30-34 to receive a cash sum on the terms of the Distribution Agreement comprising:

(a)	an amount equal to 71 per cent. of the principal amount of A2 Loans or A2 Notes (as the case may be) to which it would otherwise be entitled; and

(b)	an amount equal to 1 per cent. of the principal amount of A3 Loans or A3 Notes (as the case may be) to which it would otherwise be entitled,

instead of the A2 Loans, A3 Loans and New Shares or A2 Notes, A3 Notes and New Shares, as the case may be, to which it would otherwise be entitled. The proportion of a Scheme Claim in respect of which the A Cash Election is validly exercised or is deemed to be exercised is an Election Proportion.

The B Cash Election

23.	In respect of the Election Proportion of each Scheme Claim an election may be validly exercised or may be deemed to be exercised in a Claim Notification Form (the B Cash Election) for an A Electing Designated Recipient, subject to clauses 30-34, to receive, subject to clause 36, a cash amount equal to 55 per cent. of the principal amount of the B Loans or B Notes, as the case may be, to which it would otherwise be entitled, instead of its entitlement to B Loans or B Notes, as the case may be.

Positive elections and deemed elections

24.	If on or before the Elections Closing Date, in respect of a Scheme Claim or any proportion of a Scheme Claim, either no Claim Notification Form is submitted or a Claim Notification Form is submitted without a valid exercise of the Notes/ Loans Election being made:

(a)	for any proportion of a Scheme Claim where the Scheme Creditor is the Global Depositary or a Definitive Holder, the Notes/ Loans Election will be deemed to have been exercised for Restructuring Notes; and

(b)	for any other Scheme Claim, the Notes/ Loans Election will be deemed to have been exercised for Restructuring Loans.

25.	If on or before the Elections Closing Date a Claim Notification Form is submitted in which a valid exercise of the A Cash Election is made for cash, such election is a Positive A Cash Election for that proportion of the Scheme Claim.

II.     THE HOLDINGS SCHEME

PART V: ELECTIONS

26.	If on or before the Elections Closing Date, in respect of a Scheme Claim or any proportion of a Scheme Claim, either no Claim Notification Form is submitted or a Claim Notification Form is submitted without a valid exercise of the A Cash Election:

(a)	for any proportion of a Scheme Claim where the Scheme Creditor is the Global Depositary or a Definitive Holder, the A Cash Election will be deemed to be exercised for cash (a Deemed A Cash Election); and

(b)	for any other Scheme Claim, the A Cash Election will be deemed to have been exercised for Restructuring Loans or Restructuring Notes (depending upon the exercise or deemed exercise of the Notes/Loans Election).

27.	If, on or before the Election Closing Date, a Claim Notification Form is submitted for any portion of the Scheme Claim in which a Positive A Cash Election has been validly exercised and:

(a)	the B Cash Election is validly exercised for cash, such B Cash Election is a Positive B Cash Election for that portion of the Scheme Claim;

(b)	no B Cash Election is validly exercised and the Scheme Claim is in respect of the Senior Bonds, the B Cash Election will be deemed to be exercised for cash; or

(c)	no B Cash Election is validly exercised and the Scheme Claim is not in respect of the Senior Bonds, the B Cash Election will be deemed to have been exercised for Restructuring Loans or Restructuring Notes (depending upon the exercise or deemed exercise of the Notes/Loans Election).

28.	For any portion of a Scheme Claim for which a Deemed A Cash Election has been exercised, the B Cash Election will be deemed to be exercised for cash.

29.	For any other portion of a Scheme Claim where the A Cash Election is deemed to have been exercised for Restructuring Loans or Restructuring Notes (depending upon the exercise or deemed exercise of the Notes/Loans Election) pursuant to sub-clause 26(b), a B Cash Election will be deemed to have been exercised for Restructuring Loans or Restructuring Notes (depending upon the exercise or deemed exercise of the Notes/Loans Election).

Scaling down

30.	To the extent that the Available A Funds are insufficient to satisfy all A Cash Elections in full:

(a)	first, Positive A Cash Elections will be satisfied to the extent possible pro rata; and

(b)	second, Deemed A Cash Elections will be satisfied to the extent possible pro rata.

31.	To the extent a Designated Recipient receives less than its full cash entitlement under an A Cash Election:

(a)	if such Designated Recipient has become entitled to receive A1 Loans, the Designated Recipient shall receive A2 Loans and A3 Loans to the extent it has not received cash equivalent to their value under the A Cash Election made or deemed to have been made, together with New Shares; or

(b)	if such Designated Recipient has become entitled to receive A1 Notes, the Designated Recipient shall receive A2 Notes and A3 Notes to the extent it has not received cash equivalent to their value under the A Cash Election made or deemed to have been made.

32.	To the extent that the Available B Funds are insufficient to satisfy all B Cash Elections in full:

(a)	first, the Positive B Cash Elections will be satisfied to the extent possible pro rata; and

(b)	second, Deemed B Cash Elections will be satisfied to the extent possible pro rata.

33.	To the extent a Designated Recipient receives less than its full cash entitlement under a B Cash Election:

(a)	if such Designated Recipient has become entitled to receive A1 Loans, the Designated Recipient shall receive B Loans to the extent it has not received cash equivalent to their value under the B Cash Election made or deemed to be made; or

II.     THE HOLDINGS SCHEME

PART V: ELECTIONS

(b)	if such Designated Recipient has become entitled to receive A1 Notes, the Designated Recipient shall receive B Notes to the extent it has not received cash equivalent to their value under the B Cash Election made or deemed to be made.

34.	The scaling down provisions relating to the A Cash Election described in clause 30 and the scaling down provisions relating to the B Cash Election described in clause 32 shall operate independently and will not affect each other.

The COOIA

35.	The Company will take all necessary steps and give all necessary directions to relevant parties to enable all parties to the COOIA to perform their obligations under the COOIA.

36.	In the event that the COOIA is terminated in accordance with its terms prior to the Effective Date and the amount of Available Project Funds exceeds the amount required to satisfy in full the Positive A Cash Elections without any scaling down then:

(a)	the B Cash Election will lapse;

(b)	Designated Recipients in respect of whom the B Cash Election has been exercised or deemed to have been exercised will receive the B Loans and/or B Notes (depending upon the exercise of the Notes/Loans Election) to which they would have been entitled had the B Cash Election not been so exercised; and

(c)	to the extent that the Available Project Funds are insufficient to satisfy all A Cash Elections in full, Deemed A Cash Elections will be satisfied to the extent possible pro rata and clause 31 shall apply.

II.     THE HOLDINGS SCHEME

PART VI

DISTRIBUTION TO DESIGNATED RECIPIENTS

Cash

37.	To allow distribution of Scheme Consideration in accordance with the terms of this Scheme and the Distribution Agreement, on the Effective Date:

(a)	the Company shall pay the Actual Project Funds, the Subscription Amount the Restructuring Fee Pool and the Additional Cash Payment to InPower 2;

(b)	immediately upon receipt from the Company, InPower 2 shall pay the Actual Project Funds, the Subscription Amount the Restructuring Fee Pool and the Additional Cash Payment to the Escrow Trustee;

(c)	IPR shall pay the IPR A Cash-Out Funds and the Actual B Cash-Out Funds to InPower 2 in accordance with and subject to the terms of the COOIA; and

(d)	immediately upon receipt from IPR, InPower 2 shall pay the IPR A Cash-Out Funds and the Actual B Cash-Out Funds to the Escrow Trustee.

New Shares

38.	On the Effective Date, Drax Group Limited shall allot and issue:

(a)	to those Designated Recipients entitled to receive Scheme Consideration on the Effective Date in accordance with the terms of this Scheme and the Distribution Agreement, the number of New Shares to which they are entitled, calculated in accordance with the terms of this Scheme and the Distribution Agreement; and

(b)	the remaining New Shares to the Escrow Trustee.

Restructuring Loans

39.	On the Effective Date, InPower 2 shall acknowledge its indebtedness:

(a)	to those Designated Recipients entitled to receive Restructuring Loans on the Effective Date, in accordance with the terms of this Scheme and the Distribution Agreement, in respect of the amount of Restructuring Loans to which they are entitled, calculated in accordance with the terms of this Scheme;

(b)	to NoteCo, in respect of the amount of Restructuring Loans in a principal amount equal to the Restructuring Notes that NoteCo becomes required to issue as a result of the Notes/ Loans Election; and

(c)	in respect of the remaining Restructuring Loans, to the Escrow Trustee.

Restructuring Notes

40.	On the Effective Date, NoteCo shall issue Restructuring Notes in accordance with the terms of this Scheme and the Distribution Agreement.

Trusts

41.	The New Shares, Restructuring Loans and Restructuring Notes allotted or issued, or acknowledged as indebtedness owed, to the Escrow Trustee, shall be held by the Escrow Trustee on separate bare trusts, one for each element of Scheme Consideration, absolutely as to both capital and income for the relevant Scheme Creditors entitled to that element of Scheme Consideration, in accordance with their respective

II.     THE HOLDINGS SCHEME

PART VI: DISTRIBUTION TO DESIGNATED RECIPIENTS

entitlements under this Scheme and shall be distributed in accordance with the Distribution Agreement, to the Scheme Creditors or, on their behalf, to Designated Recipients in accordance with Claim Notification Forms lodged pursuant to this Scheme. Distribution of those New Shares, Restructuring Loans and Restructuring Notes or, where applicable, the proceeds of their sale shall be in accordance with the terms of this Scheme and the Distribution Agreement and shall be binding on the Scheme Creditors and any person deriving title from them. Therefore neither the Escrow Trustee nor any person other than Scheme Creditors (or persons deriving title from them) shall at any time whatsoever, either present or future, have any beneficial interest in any of the New Shares, Restructuring Loans or Restructuring Notes.

42.	The Escrow Trustee will hold the Actual A Cash-Out Funds on bare trust absolutely for the Scheme Creditors entitled to those monies and shall pay such cash to those Scheme Creditors (or to their Designated Recipients on their behalf) entitled to cash payments by virtue of an A Cash Election in accordance with the terms of this Scheme.

43.	The Escrow Trustee will hold the B Cash-Out Funds on bare trust absolutely for the Scheme Creditors entitled to those monies and shall pay such cash to those Scheme Creditors (or to their Designated Recipients on their behalf) entitled to cash payments by virtue of a B Cash Election in accordance with the terms of this Scheme.

44.	The Escrow Trustee will hold the Restructuring Fee Pool on bare trust absolutely for the Scheme Creditors entitled to a share of the Restructuring Fee in accordance with clause 16.

45. (a)	The Escrow Trustee will hold the Subscription Amount on trust for the purpose of paying the subscription amount for the New Shares and for the new shares in the capital of Drax Group Limited to be held by IPR.

(b)	Pending such payment, the Escrow Trustee will hold the Subscription Amount on bare trust for the Scheme Creditors and IPR in proportion to the amounts required to subscribe for the New Shares which are to be held on trust for the Scheme Creditors under clause 41 above and the new shares in the capital of Drax Group Limited which are to be issued to IPR pursuant to the COOIA.

46.	As a result of clauses 42-44 neither the Escrow Trustee nor any person other than the Scheme Creditor (or persons deriving title from them) shall at any time whatsoever, either present or future, have any beneficial interest in any of the Actual A Cash-Out Funds, the B Cash-Out Funds or the Restructuring Fee Pool.

47.	Whilst any Restructuring Notes, Restructuring Loans, New Shares or cash are held on the trusts specified in clauses 41-44 by the Escrow Trustee:

(a)	dividends paid on (or other rights or benefits added or attached to) such New Shares and/or

(b)	interest accrued on those Restructuring Notes or Restructuring Loans in accordance with their terms,

shall be paid, transferred or credited to the Escrow Trustee to hold on the respective bare trusts for the relevant Scheme Creditors entitled thereto.

48.	The Escrow Trustee shall not exercise any rights attaching to any Restructuring Notes, Restructuring Loans or New Shares held by it unless directed to do so in this Scheme or by the Scheme Creditors, acting jointly or through their agent or delegate.

Timing of the distribution of Scheme Consideration

49.	The Scheme Consideration will be distributed by the Distribution Agent in accordance with the terms of this Scheme and the Distribution Agreement:

(a)	to Designated Recipients detailed in valid Claim Notification Forms submitted to the Elections Registrar or BondCom, as appropriate on or before the date falling five Business Days before the Effective Date, as soon as practicable following the Effective Date; and

(b)	to Designated Recipients detailed in valid Claim Notification Forms submitted to the Elections Registrar or BondCom, as appropriate, after the date falling five Business Days before the Effective

II.     THE HOLDINGS SCHEME

PART VI: DISTRIBUTION TO DESIGNATED RECIPIENTS

Date, as soon as reasonably practicable following the date on which the Company receives the duly completed Claim Notification Form,

and pending such distribution will be held by or on behalf of the Escrow Trustee on trust for Scheme Creditors in respect of their Scheme Claims in accordance with this Scheme and to be applied in accordance with the terms of the Distribution Agreement.

General Provisions relating to distribution

50.	The Company will give all necessary instructions to the Escrow Trustee and the Distribution Agent to give effect to clause 49.

No right to disturb prior distributions

51.	No Scheme Creditor or Designated Recipient shall have any right to disturb a prior distribution of Scheme Consideration.

Further Provisions regarding New Shares

52.	The Company shall pay to the Escrow Trustee on behalf of the relevant Scheme Creditors and IPR an amount of cash equal to the Subscription Amount in accordance with the Scheme. The Escrow Trustee will apply this cash to subscribe at par for New Shares on behalf of Scheme Creditors and for new shares in the capital of Drax Group Limited on behalf of IPR in accordance with the terms of the Distribution Agreement.

53.	New Shares shall be allotted and issued to the Escrow Trustee in respect of Scheme Claims credited as fully paid in accordance with the Scheme and the Distribution Agreement.

The Distribution Agent and the Escrow Trustee

54.	The Distribution Agent’s liabilities as distribution agent shall be solely those arising out of its obligations set out in the Distribution Agreement.

55.	The Escrow Trustee’s liabilities shall be solely those arising out of its trusteeship and other obligations set out in the Distribution Agreement.

II.     THE HOLDINGS SCHEME

PART VII

GENERAL SCHEME PROVISIONS

Securities laws restrictions

56.	New Shares, Restructuring Loans, and Restructuring Notes will not be distributed to or to the order, or for the account or benefit, of any person where such distribution would be prohibited by any applicable law or regulation, or so prohibited except after compliance with conditions or requirements that are unduly onerous. Where any determination is required as to whether the conditions or requirements of applicable law or regulation are “unduly onerous,” such determination will be made by the Company.

57.	In determining whether clause 56 will apply to the proposed distribution of Scheme Consideration to a Designated Recipient, the Company will take into account the confirmations required by the relevant Claim Notification Form as are given in the form requested by that Claim Notification Form and such confirmations will be relied upon unless:

(a)	the Company determines that such confirmations have been given inappropriately on the basis that name and address details or other information provided in or in connection with the transmittal of the Claim Notification Form indicate that such Claim Notification Form has been submitted by or has been delivered on behalf of, or delivery of Scheme Consideration is being requested to or for the account or benefit of, a person who is located in a jurisdiction where distribution of Scheme Consideration or any part thereof to that Designated Recipient in that jurisdiction would be prohibited by any applicable law or regulation, or prohibited except after compliance with requirements that are, in the opinion of the Company, unduly onerous; or

(b)	the Company obtains actual knowledge that such confirmations are false,

in which case in determining whether clause 56 applies such information will be taken into account.

58.	To the extent that New Shares, Restructuring Loans or Restructuring Notes which would otherwise be deliverable to a Designated Recipient cannot be delivered because of a legal or regulatory prohibition described in clause 56, such New Shares, Restructuring Loans or Restructuring Notes will not be delivered and:

(a)	if the relevant valid Claim Notification Form was received on or before the Elections Closing Date, a Positive A Cash Election and a Positive B Cash Election will be deemed to have been made in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim); or

(b)	if the relevant valid Claim Notification Form was not received by the Elections Closing Date in respect of all or any proportion of a Scheme Claim in relation to Senior Bonds, pursuant to clauses 24-29, a Deemed A Cash Election and a Deemed B Cash Election will be deemed to have been made in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim); or

(c)	if the relevant valid Claim Notification Form was not received by the Elections Closing Date in respect of all or any proportion of a Scheme Claim in relation to the Included Eurobond Coupons or the Hedging Termination Payments, pursuant to clauses 24-29 the A Cash Election and the B Cash Election will both be deemed to have been exercised for Restructuring Notes or Restructuring Loans (as the case may be) in respect of that Scheme Claim (or the relevant proportion of that Scheme Claim), and the Scheme Creditors under the relevant trust hereby jointly direct the Escrow Trustee to sell in the market any New Shares, Restructuring Notes or Restructuring Loans as applicable that the relevant Scheme Creditor would be entitled to as a result of the operation of clauses 30-34 and the proceeds of that sale (after deduction of all applicable expenses) shall be remitted to the relevant Scheme Creditor or their Designated Recipient on their behalf.

59.	The Escrow Trustee shall give all appropriate directions to the Distribution Agent to give effect to clauses 56-58.

II.     THE HOLDINGS SCHEME

PART VII: GENERAL SCHEME PROVISIONS

60.	The terms of this Scheme and the obligations imposed on the Company, NoteCo, InPower 2 and Drax Group Limited hereunder shall take effect subject to any prohibition or condition imposed by law.

Future liquidation

61.	This Scheme shall be unaffected by any future liquidation of the Company and shall in those circumstances remain in force according to its terms.

Effective Date and Notification to Scheme Creditors

62.	The Company shall give notification of this Scheme having become effective by filing a form 6-K with the United States Securities Exchange Commission.

Stay of Prohibited Proceedings

63.	None of the Scheme Creditors or the Bank Security Trustee shall commence or continue any Prohibited Proceeding in respect of, arising from, or relating to a Scheme Claim after the Effective Date.

64.	A Scheme Creditor may commence an Allowed Proceeding against the Company after the Effective Date provided that it has first given the Company five Business Days’ prior notice in writing of its intention to do so.

Costs

65.	The Company shall pay in full all costs, charges, expenses and disbursements incurred by the Company in connection with the negotiation, preparation and implementation of this Scheme as and when they arise, including the costs of holding the Scheme Meeting and the costs of obtaining the sanction of the English Court and the Cayman Court and the costs of placing the notices required by this Scheme.

66.	The Company shall pay the costs, charges, expenses and disbursements reasonably incurred by the Senior Bond Trustee, the Global Depositary, the Eurobond Trustee, the Distribution Agent, the Drax Security Trustee, InPower, InPower 2, NoteCo, Drax Group Limited, the Ad Hoc Bond Committee, the Hedging Bank Steering Committee, IPR and BondCom and the costs of their respective legal and financial advisers in connection with the negotiation, preparation and implementation of this Scheme.

Modifications of this Scheme

67.	The Company may, at any hearing of the English Court to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions which the English Court may think fit to approve or impose.

68.	The Company may, at any hearing of the Cayman Court to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions which the Cayman Court may think fit to approve or impose.

Eurobond Principal

69.	The payment terms of the Eurobond Principal will not be affected by this Scheme.

Modifications of the rights attaching to the Restructuring Notes, Restructuring Loans or New Shares

70.	Nothing in this Scheme shall prevent the modification of any of the Restructuring Notes, Restructuring Loans or New Shares in accordance with their respective terms.

InPower 2 Facility Agreement, Shareholders’ Agreement and Intercreditor Deed

71.	The InPower 2 Facility Agent is hereby appointed as the attorney of each Scheme Creditor who is also a Designated Recipient for the purpose of executing the InPower 2 Facility Agreement, the Shareholders’

II.     THE HOLDINGS SCHEME

PART VII: GENERAL SCHEME PROVISIONS

Agreement and the InPower 2 Intercreditor and Security Trust Deed for the consideration stated in the relevant document.

Releases

72.	The Bank Steering Committee, the Ad Hoc Bond Committee, the Hedging Bank Steering Committee, their respective past and present members, IPR and the financial and legal advisers (except to the extent that such financial or legal advisers have signed letters of engagement with the Company, Drax Group Limited, Drax Intermediate, Drax Acquisition and any subsidiary (as defined in section 736 of the English Companies Act) of the Company) to the Bank Steering Committee, the Ad Hoc Bond Committee, the Hedging Bank Steering Committee and IPR (the Released Parties) are released from any Liability arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part which they or any of them may have to a Scheme Creditor, the Company, the Global Depositary, the Eurobond Trustee, InPower 2, Drax Group Limited, Drax Intermediate, the Receipts Depositary or NoteCo (the Releasing Parties).

73.	The Releasing Parties waive each and every claim they may have in connection with this Scheme against the Released Parties.

74.	The directors of the Company (the Directors) are released from any Liability (other than any Liability arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part) arising from Scheme Claims which they may have to the Releasing Parties.

75.	The Releasing Parties waive each and every claim against the Directors they may have in connection with Scheme Claims (other than any claim arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part).

Notice

76.	Any notice or other written communication to be given under or in relation to this Scheme other than pursuant to clause 62 shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, to:

(a)	in the case of the Company, Drax Power Station, PO Box 3, Selby, North Yorkshire, YO8 8PQ, marked for the attention of the Company Secretary;

(b)	in the case of a Scheme Creditor, its last known address according to the Company; and

(c)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with this Scheme or the last known address according to the Company, or by fax its last known fax number according to the Company.

77.	Any notice or other written communication to be given under this Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh Business Day after posting;

(c)	if by fax, on the Business Day sent; and

(d)	if by advertisement, on the date of publication.

78.	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the post.

79.	Save in the case of the notice, written communication or document required to be sent pursuant to clause 62, the accidental omission to send any notice, written communication or other document in

II.     THE HOLDINGS SCHEME

PART VII: GENERAL SCHEME PROVISIONS

accordance with clauses 76-78 or the non-receipt of any such notice by any Scheme Creditor, shall not affect the provisions of this Scheme.

80.	The Company shall not be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors which shall be posted at the risk of such Scheme Creditors.

Governing Law and Jurisdiction

81.	On and from the Effective Date, the operative terms of this Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the English Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which arises out of or connected with the terms of this Scheme or their implementation or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme and for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the English Court, provided, however, that nothing in this clause shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

82.	The terms of this Scheme and the obligations imposed on the Company, NoteCo, InPower 2 and Drax Group Limited hereunder shall take effect subject to any prohibition or condition imposed by law.

Exercise of Discretion

83.	Where, under any provision of this Scheme, a matter is to be determined by the Company, BondCom or the Election Registrars as the case may be, it shall be determined by them, in their discretion in such manner as they may consider fair and reasonable. If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the result described above, it shall be resolved by the Company in such manner as it shall consider to be fair and reasonable and their decision shall be final and binding on all concerned.

Dated this 17th day of November 2003

SCHEDULE 1

SCHEME CLAIMS

			(D)
(A)	(B)	(C)	Interest to the	(E)
Scheme Creditor	Scheme Claim	Principal	Record Date	Total

Global Depositary[1]	Senior Bonds[2]	US $302,400,000 [1]	US$13,816,152	US$316,216,152
		£200,000,000	£7,961,444.44	£207,961,444.44

Eurobond Trustee	Included Eurobond	£842,555,000	£2,939,036.27	£845,494,036.27
	Coupons

Commerzbank	Hedging
Aktiengesellschaft	Termination
	Payments:
	(i) interest hedges
	(30/10/03)	£8,640,000	£80,924.99	£8,720,924.99

Bank of Montreal	Hedging
	Termination
	Payments:
	(i) interest hedges
	(14/10/03)	£14,340,000	£129,106.42	£14,469,106.42
	(ii) currency
	hedges	£2,000,000	£19,131.29	£2,019,131.29
	(10/10/03)

Barclays Bank PLC	Hedging
	Termination
	Payments:
	(i) interest hedges
	(14/10/03)	£10,925,000	£97,786.23	£11,022,786.23

The Toronto-	Hedging
Dominion Bank	Termination
	Payments:
	(i) interest hedges
	(10/10/03)	£20,100,000	£192,268.18	£20,292,268.18
	(ii) currency hedges
	(10/10/03)	£7,875,000	£75,328.95	£7,950,328.95

Deutsche Bank AG	Hedging
London	Termination
	Payments:
	(i) currency hedges
	(15/10/03)	£2,118,000	£18,549.45	£2,136,549.45

Bayerische	Hedging
Landesbank	Termination
Girozentrale	Payments:
	(i) currency hedges
	(15/10/03)	£2,125,000	£18,610.75	£2,143,610.75

1	To be converted to sterling at the Scheme Rate.

2	Scheme Creditors in respect of this Scheme Claim include all Definitive Holders at the Record Date.

SCHEDULE 2

FORM OF IPR UNDERTAKING (ENGLISH COURT)

IN THE HIGH COURT OF JUSTICE	No. 7080 of 2003
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

UNDERTAKING

We, International Power plc, in relation to:

(a)	the scheme of arrangement in respect of Drax Holdings Limited under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, in the form attached by way of Schedule to the Petition to sanction the Drax Holdings Scheme, or in such other form as we may approve in writing (the Drax Holdings Scheme); and

(b)	the scheme of arrangement in respect of InPower Limited under section 425 of the Companies Act 1985 of England and Wales and under article 125 of the Companies (Jersey) Law 1991, in the form attached by way of Schedule to the Petition to sanction the InPower Scheme, or in such other form as we may approve in writing (the InPower Scheme), have agreed to appear by Counsel at the hearing of the Petition to sanction the Drax Holdings Scheme to undertake to the High Court of Justice in England and Wales that we shall comply with our obligations under the Cash-out Options Implementation Agreement dated 10th October, 2003 (as amended and restated on 14th November, 2003) between inter alios ourselves and Drax Holdings Limited to pay the IPR A Cash-Out Funds of £     and the B Cash-Out Funds of £     and with our other obligations thereunder, subject to and in accordance with its terms, with effect from the date by which both the Drax Holdings Scheme and the InPower Scheme shall have become effective, in the case of the Drax Holdings Scheme under the laws of England and Wales and the laws of the Cayman Islands, and in the case of the InPower Scheme under the laws of England and Wales and the laws of Jersey.

International Power plc

Dated

SCHEDULE 2

FORM OF IPR UNDERTAKING (CAYMAN COURT)

IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)

UNDERTAKING

We, International Power plc, in relation to:

(a)	the scheme of arrangement in respect of Drax Holdings Limited under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, in the form attached by way of Schedule to the Petition to sanction the Drax Holdings Scheme, or in such other form as we may approve in writing (the Drax Holdings Scheme); and

(b)	the scheme of arrangement in respect of InPower Limited under section 425 of the Companies Act 1985 of England and Wales and under article 125 of the Companies (Jersey) Law 1991, in the form attached by way of Schedule to the Petition to sanction the InPower Scheme, or in such other form as we may approve in writing (the InPower Scheme), have agreed to appear by Counsel at the hearing of the Petition to sanction the Drax Holdings Scheme to undertake to the Grand Court of the Cayman Islands that we shall comply with our obligations under the Cash-out Options Implementation Agreement dated 10th October, 2003 (as amended and restated on 14th November, 2003) between inter alios ourselves and Drax Holdings Limited to pay the IPR A Cash-Out Funds of £                    and the B Cash-Out Funds of £                    and with our other obligations thereunder, subject to and in accordance with its terms, with effect from the date by which both the Drax Holdings Scheme and the InPower Scheme shall have become effective, in the case of the Drax Holdings Scheme under the laws of England and Wales and the laws of the Cayman Islands, and in the case of the InPower Scheme under the laws of England and Wales and the laws of Jersey.

International Power plc

Dated

III.     THE INPOWER SCHEME

THE INPOWER SCHEME

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION	No. 7089 of 2003
COMPANIES COURT

IN THE MATTER OF INPOWER LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985 OF ENGLAND AND WALES

IN THE ROYAL COURT OF JERSEY	No. S.D. 2003/211

IN THE MATTER OF INPOWER LIMITED

and

IN THE MATTER OF THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

SCHEME OF ARRANGEMENT

(under section 425 of the Companies Act 1985 of England and Wales and
under article 125 of the Companies (Jersey) Law 1991)

BETWEEN:

INPOWER LIMITED

(a company incorporated with limited liability and registered under the laws of Jersey with registered number 75269 and whose registered office is at 22 Grenville Street, St Helier, Jersey, JE4 8PX Channel Islands)

and

ITS SCHEME CREDITORS

(as hereinafter defined)

III.     THE INPOWER SCHEME

PART I

PRELIMINARY

Recitals

DEFINITIONS

A	In this Scheme, unless the context otherwise requires or unless otherwise expressly provided for, the following expressions shall bear the following meanings:

A1 Loans the A1 loans comprising part of the indebtedness of InPower 2 and forming part of the scheme consideration in the Drax Holdings Scheme;

A1 Notes the A1 notes to be issued by NoteCo as scheme consideration in the Drax Holdings Scheme;

A2 Loans the A2 loans comprising part of the indebtedness of InPower 2 and forming part of the scheme consideration in the Drax Holdings Scheme;

A2 Notes the A2 notes to be issued by NoteCo as scheme consideration in the Drax Holdings Scheme;

A3 Loans the A3 loans comprising part of the indebtedness of InPower 2 and forming part of the scheme consideration in the Drax Holdings Scheme;

A3 Notes the A3 notes to be issued by NoteCo as scheme consideration in the Drax Holdings Scheme;

Additional Cash Payment the additional cash payment forming a part of the scheme consideration under clauses 13 and 14 of the Drax Holdings Scheme;

Ad Hoc Bond Committee the informal ad hoc committee of parties with interests in senior secured bonds issued by Drax Holdings which has participated in the negotiation of the restructuring of the Company, the past and present members of which are detailed in Appendix 20;

Allowed Proceeding any proceeding by a Scheme Creditor to enforce its rights under this Scheme where any party fails to perform its obligations under this Scheme;

B Loans the B loans comprising part of the indebtedness of InPower 2 and forming part of the scheme consideration in the Drax Holdings Scheme;

B Notes the B notes to be issued by NoteCo as scheme consideration in the Drax Holdings Scheme;

Bank Security Trustee JPMorgan Chase Bank in its capacity as security trustee under, amongst other things, the Facility Agreement and the InPower Debenture;

Bank Steering Committee the institutions appointed from time to time to act as the steering committee for the Senior Banks in connection with the restructuring proposals, the past and present members of which are detailed in Appendix 20;

Business Day any day on which banks are open for general business in London, Jersey, the Cayman Islands, New York and Luxembourg;

Cayman Court the Grand Court of the Cayman Islands;

Cayman Registrar of Companies the Registrar of Companies appointed under section 3 of the Companies Law (2003 Revision) of the Cayman Islands and includes, where appropriate, the Deputy Registrar of Companies;

Claim Form each or any of the valid claim forms to be completed by or on behalf of a Scheme Creditor (or its duly authorised agent) detailing its Scheme Claim substantially in the form which is set out in Appendix 27;

Clearstream Clearstream Banking, société anonyme;

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

Company InPower Limited, a company incorporated in Jersey with registered number 75269 and whose registered office is at 22 Grenville Street, St Helier, Jersey, JE4 8PX Channel Islands;

Designated Recipient a person specified in a valid Claim Form in relation to a Scheme Claim as being the recipient of any Drax Holdings Scheme Consideration in respect of that Scheme Claim;

Distribution Agreement the distribution and escrow agreement substantially in the form set out in Appendix 16 in relation to the distribution of Drax Holdings Scheme Consideration to be entered on or before 17th November, 2003 by, amongst other parties, Drax Holdings, InPower, InPower 2, The Bank of New York in the capacity of distribution agent, Drax Group Limited, NoteCo and Drax Nominees Limited in the capacity of escrow trustee;

Drax Holdings Drax Holdings Limited, a company incorporated in the Cayman Islands with registered number CR-92144;

Drax Holdings Scheme the scheme of arrangement in respect of Drax Holdings under section 425 of the English Companies Act and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, in its present form or with or subject to any modification of condition approved or imposed by the English Court and the Cayman Court;

Drax Holdings Scheme Consideration the scheme consideration comprising Restructuring Loans, Restructuring Notes, New Shares, the Additional Cash Payments, the Restructuring Fee and/or any cash amounts payable under the terms of the cash elections set out in the Drax Holdings Scheme to be distributed to designated recipients of scheme creditors of Drax Holdings pursuant to the terms of the Drax Holdings Scheme and the Distribution Agreement;

Drax Security Trustee JPMorgan Chase Bank acting in its capacity as security trustee under, amongst other things, the intercreditor and security trust deed dated 30th November, 1999 between, amongst other parties, AES Drax Acquisition Limited, AES Drax Financing Limited, the Eurobond Trustee, the Drax Security Trustee and the trustee of the senior bonds issued by Drax Holdings;

Drax Scheme Meeting the meeting of creditors of Drax Holdings convened at the direction of the English Court and the Cayman Court to consider the Drax Holdings Scheme;

Effective Date the earliest date on which all of the following events shall have occurred:

(a)	an office copy of the order of the English Court sanctioning this Scheme has been delivered to the English Registrar of Companies for registration;

(b)	an office copy of the order of the Jersey Court sanctioning this Scheme has been delivered to the Jersey Registrar of Companies for registration;

(c)	an office copy of the order of the English Court sanctioning the Drax Holdings Scheme has been delivered to the English Registrar of Companies for registration; and

(d)	an office copy of the order of the Cayman Court sanctioning the Drax Holdings Scheme has been delivered to the Cayman Registrar of Companies for registration;

Elections Closing Date 5.00 p.m. (London time) on the date on which the Record Date falls;

Election Registrar Capita IRG plc, a company incorporated in England and Wales with registered number 2065568 or such other person as the Company may appoint as its election registrar for the purpose of this Scheme;

English Companies Act the English Companies Act 1985 applicable in England and Wales;

English Court the High Court of Justice of England and Wales;

English Registrar of Companies the registrar or other officer performing under the English Companies Act the duty of registration of companies in England and Wales and including a deputy registrar;

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

Eurobond Common Depositary JPMorgan Chase Bank in its capacity as common depositary in relation to the Eurobonds (or, from time to time, any successor of JPMorgan Chase Bank as such common depositary);

Eurobond Coupons a number of global coupons in bearer form representing outstanding interest payable in respect of the Eurobonds;

Eurobonds £1,725,000,000 8.86 per cent. guaranteed senior bonds due 2015 issued by Drax Holdings and guaranteed by the Guarantors;

Eurobond Trust Deed the trust deed constituting the Eurobonds dated 30th November, 1999 entered into between, amongst other parties, Drax Holdings as issuer, the Eurobond Trustee and the Drax Security Trustee;

Eurobond Trustee JPMorgan Chase Bank in its capacity as trustee under the Eurobond Trust Deed;

Eurobond Trustee Documents

(a)	the Distribution Agreement;

(b)	the Eighth Supplemental Eurobond Trust Deed (as defined in part V of the Scheme Document);

(c)	the Eurobond Waiver Letter (as defined in part V of the Scheme Document);

(d)	the Drax Intercreditor and Security Trust Deed, the Eurobond Paying Agency Agreement, the Group Account Agreement, the Calculation Agency Agreement and the Security Trustee Side Letter (each as defined in the InPower 2 Facility Agreement);

(e)	any other document which is a condition precedent to the InPower 2 Facility Agreement to which the Eurobond Trustee is expressed to be a party;

(f)	any other document which it is necessary or desirable for the Eurobond Trustee to execute for the purposes of giving effect to the Drax Holdings Scheme; and

(g)	any other document contemplated by any of the documents listed in (a) to (f) above;

Excluded Eurobond Coupons has the meaning given to it in Recital E(4);

Explanatory Statement the explanatory statement of the Company circulated with this Scheme pursuant to Section 426 of the English Companies Act and article 126 of the Jersey Companies Law;

Facility the facility provided by the Senior Banks under the terms of the Facility Agreement;

Facility Agreement the facility agreement dated 30th November, 1999 entered into between, amongst other parties, the Company and the Senior Banks;

Guarantors AES Drax Financing Limited, AES Drax Acquisition Limited, Drax Electric Limited, Drax Limited and Drax Power Limited;

Hedging Bank Steering Committee the informal ad hoc committee of providers of hedging arrangements compromised by the Drax Holdings Scheme which has participated in the negotiation of the restructuring of the Company, the members of which are Bank of Montreal, Commerzbank Aktiengesellschaft, Barclays Bank PLC, the Toronto-Dominion Bank and Bayerische Landesbank Girozentrale;

Included Eurobond Claim has the meaning given to it in Recital E(6);

Included Eurobond Coupons has the meaning given to it in Recital E(5);

InPower 2 InPower 2 Limited, a company incorporated in Jersey with registered number 86170 and whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands;

InPower 2 Facility Agent Deutsche Bank AG London acting in its capacity as agent under the InPower 2 Facility Agreement;

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

InPower 2 Facility Agreement the term loan facility agreement dated on the Effective Date made between, amongst other parties, InPower 2 as borrower, the Lenders (as defined therein) as lenders and the InPower 2 Facility Agent;

InPower 2 Intercreditor and Security Trust Deed the intercreditor deed between, amongst other parties, lenders of the Restructuring Loans, JPMorgan Chase Bank acting as security trustee on behalf of lenders, BondPower Limited, InPower 2 and the Company;

InPower Debenture the debenture dated 30th November, 1999 between the Company, BondPower Limited and the Bank Security Trustee;

IPR International Power Limited, a company incorporated in England and Wales with registered number 2366963;

Jersey Companies Law the Companies (Jersey) Law 1991 of Jersey;

Jersey Court the Royal Court of Jersey;

Jersey Registrar of Companies the officer appointed pursuant to the Jersey Companies Law for the purposes of the registration of companies in Jersey and such other officers as may, in accordance with the Jersey Companies Law, assist him in the exercise of his functions under the Jersey Companies Law;

JPMorgan Chase Bank JPMorgan Chase Bank a company incorporated under the laws of the State of New York acting in its capacity as Eurobond Trustee and Bank Security Trustee, through its principal office at Trinity Tower, 9 Thomas More Street, London E1W 1YT;

Liability or Liabilities any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales, Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English law or Jersey law or arises under a contract which is void or, being voidable, has been duly avoided;

New Shares the new shares in the capital of Drax Group Limited comprising scheme consideration pursuant to the terms of the Drax Holdings Scheme;

NoteCo NoteCo Limited, a company incorporated in Jersey with registered number 86199 and whose registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX;

Post delivery by pre-paid first class post or air mail;

Proceeding any process, action, legal or other proceeding including without limitation any arbitration, mediation, alternative dispute resolution, judicial review, adjudication, demand, execution, distraint, forfeiture, re-entry, seizure, lien, enforcement of judgment, enforcement of any security or enforcement of any letters of credit;

Prohibited Proceeding any Proceeding against the Company or a Guarantor (or any combination of them) or their property in any jurisdiction whatsoever other than an Allowed Proceeding;

Record Date 5.00 p.m. (London time) on 8th December, 2003;

Restructuring Fee the restructuring fee forming a part of the scheme consideration under clause 16 of the Drax Holdings Scheme;

Restructuring Loans A1 Loans, A2 Loans, A3 Loans and B Loans;

Restructuring Notes A1 Notes, A2 Notes, A3 Notes and B Notes;

Scheme this scheme of arrangement in respect of the Company under section 425 of the English Companies Act and under article 125 of the Jersey Companies Law in its present form or with or subject to any modification or condition approved or imposed by the English Court and the Jersey Court;

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

Scheme Claim subject to clause 8, any claim or right listed in the Schedule;

Scheme Consideration has the meaning given to it in clause 11;

Scheme Creditor a creditor of the Company in respect of a Scheme Claim;

Scheme Document the scheme document addressed to Scheme Creditors containing, among other things, the Explanatory Statement and this Scheme as part III thereof;

Senior Banks the banks that are lenders under the Facility Agreement from time to time;

Shareholders’ Agreement the shareholders’ agreement to be dated on the Effective Date in relation to Drax Group Limited;

sterling or £ pounds sterling or other lawful currency being the currency of the UK for the time being;

UK the United Kingdom of Great Britain and Northern Ireland;

valid when used in the context of a Claim Form, a Claim Form completed in accordance with the instructions set out in it including, without limitation, provision of an executed power of attorney supported by an evidential document, if required by the instructions printed on the Claim Form; and

valid exercise when used in the context of an exercise of an election regarding the form of Drax Holdings Scheme Consideration, an election made in accordance with the instructions printed on the Claim Form and validly exercising shall be construed accordingly.

INTERPRETATION

B	In this Scheme, unless the context otherwise requires or otherwise expressly provides:

(1)	references to Recitals, Parts, clauses, sub-clauses and Schedules are references to the Recitals, Parts, clauses, sub-clauses and Schedules respectively of this Scheme;

(2)	references to Appendices are references to the appendices to the Explanatory Statement;

(3)	references to a “person” include references to an individual, firm, partnership, company, corporation, unincorporated body of persons or any state or state agency;

(4)	references to a statute or a statutory provision include the same as subsequently modified, amended or re-enacted from time to time;

(5)	references to an agreement, deed or document shall be deemed also to refer to such agreement deed or document as amended, supplemented, restated, verified, replaced and/or novated (in whole or in part) from time to time and to any agreement, deed or document executed pursuant thereto;

(6)	the singular includes the plural and vice versa and words importing one gender shall include all genders; and

(7)	headings to Recitals, Parts, clauses, sub-clauses, Schedules and Appendices are for ease of reference only and shall not affect the interpretation of this Scheme.

THE COMPANY

C	The Company was incorporated in Jersey on 6th October, 1999 as a private limited company under company number 75269 with its registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands. By a special resolution dated 3rd November, 2003, it became a public company.

D	At the date hereof the Company has an authorised share capital of £10,000 divided into 10,000 ordinary shares of £1.00 pence each, of which 10 have been issued and are fully paid up or credited as fully paid up, and the remainder remain unissued.

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

THE EUROBOND COUPONS

E (1)	The principal asset of the Company consists of the Eurobond Coupons, which are held by the Eurobond Common Depositary as nominee for Clearstream under a system whereby interests in the Eurobond Coupons are recorded in records maintained by Clearstream.

(2)	In the records maintained by Clearstream the only interest recorded in the Eurobond Coupons is an interest of JPMorgan Chase Bank, which JPMorgan Chase Bank holds on behalf of the Company.

(3)	The Company has charged its interest in the Eurobond Coupons under the InPower Debenture as security for the claims of the Senior Banks under the Facility Agreement.

(4)	It is proposed that on the Record Date the Company will assign a portion of its interest in the Eurobond Coupons (the Excluded Eurobond Coupons) to InPower 2.

(5)	For the purposes of the Drax Holdings Scheme the Eurobond Trustee will rank as a creditor of Drax Holdings in respect of the remainder of the Company’s interest in the Eurobond Coupons (the Included Eurobond Coupons) which the Company will retain.

(6)	For the purposes of:

(a)	voting at the Drax Scheme Meeting; and

(b)	ranking for the distribution of consideration to be distributed under the Drax Holdings Scheme,

it is proposed that the claim of the Eurobond Trustee in relation to the Included Eurobond Coupons (the Included Eurobond Claim) should be calculated on the basis which would be applicable if the Eurobond Coupons were immediately due and payable on an accelerated basis.

(7)	The portion of the Company’s interest in the Eurobond Coupons which it is to assign as envisaged in Recital E(4) is to be determined in such a manner that the amount of the Included Eurobond Claim, calculated on the basis described in Recital E(6), will be equal to the aggregate amount of the Scheme Claims of Scheme Creditors for the purposes of this Scheme.

BINDING OF THIRD PARTIES

F	JPMorgan Chase Bank, in its capacity as the Bank Security Trustee and the Eurobond Trustee, has agreed to appear by counsel on the hearing of the petition to sanction the Scheme and to undertake to the Jersey Court and the English Court that if the Scheme becomes effective:

(1)	in its capacity as the Bank Security Trustee it will comply with the provisions of clause 4(a) and 4(b) of this Scheme including, without limitation, giving the direction to the Eurobond Trustee envisaged by clause 4(b); and

(2)	in its capacity as the Eurobond Trustee it will comply with the direction given by the Bank Security Trustee pursuant to clause 4(b).

ELECTIONS

G (1)	Prior to the Elections Closing Date, each Scheme Creditor may elect in its Claim Form in respect of all or a proportion of its Scheme Claim for its Designated Recipient to receive (through the Included Eurobond Claim of the Eurobond Trustee in the Drax Holdings Scheme and the operation of this Scheme):

(a)	Restructuring Notes or Restructuring Loans;

(b)	a discounted amount of cash rather than its entitlement to A2 Loans, A3 Loans and New Shares or A2 Notes, A3 Notes and New Shares (as the case may be); and

III.     THE INPOWER SCHEME

PART I: PRELIMINARY

(c)	if cash is requested rather than its entitlement to A2 Loans, A3 Loans and New Shares or A2 Notes, A3 Notes and New Shares (as the case may be), a discounted amount of cash rather than its entitlement to B Loans or B Notes (as the case may be).

(2)	If a valid election is not made in accordance with the instructions printed on the Claim Form by the Elections Closing Date, an election for Restructuring Loans and no election for cash will be deemed to be made in respect of that Scheme Claim.

III.     THE INPOWER SCHEME

PART II

THE SCHEME

Application and effectiveness of this Scheme

1.	The compromise and arrangement effected by this Scheme shall apply to all Scheme Claims and shall be binding on all Scheme Creditors.

Effect of the Scheme

2.	In consideration of the rights of Scheme Creditors under this Scheme (including the rights of Scheme Creditors to receive Scheme Consideration in accordance with this Scheme, the Drax Holdings Scheme and the Distribution Agreement), on the Effective Date:

(a)	all liabilities on the part of the Company in respect of each Scheme Claim (and any interest accruing thereon or other amounts payable in connection therewith whether arising before or after the Record Date (other than any increased margin payable to the Scheme Creditors pursuant to the terms of the Facility Agreement)), automatically and without further documentation or action of the parties, shall be compromised, fully and finally discharged, satisfied and cancelled; and

(b)	the rights and obligations of all parties to the Facility Agreement (other than any right to receive, or obligation to pay, the increased margin payable to the Scheme Creditors pursuant to the terms of the Facility Agreement) automatically and without further documentation or action of the parties shall be terminated, fully and finally discharged, satisfied and cancelled.

3.	The rights of the Scheme Creditors to receive, and the obligation of the Company to pay, any increased margin pursuant to the terms of the Facility Agreement, shall, for no consideration, automatically and without further documentation or action of the parties, be fully and finally discharged, satisfied and cancelled on the Effective Date.

4. (a)	On the Effective Date, the Company and the Scheme Creditors hereby direct the Bank Security Trustee to immediately release all existing security over the Eurobond Coupons.

(b)	The Scheme Creditors hereby direct the Bank Security Trustee to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purposes of giving effect to this Scheme, including, without limitation, directing the Eurobond Trustee to enter into and perform the Eurobond Trustee Documents and do and procure to be done all things necessary or desirable to be done by it for the purposes of giving effect to this Scheme.

III.     THE INPOWER SCHEME

PART III

IDENTIFICATION OF SCHEME CLAIMS

Record Date

5.	All Scheme Claims shall be determined as at the Record Date.

6.	Any Scheme Claim which at the Record Date is not immediately due and payable but on the Company going into insolvent liquidation would, either automatically without further action by any party or by the issue of a notice by the relevant Scheme Creditor, be capable of being made legally due and payable shall be treated for the purposes of this Scheme as immediately due and payable as at the Record Date (and hence not treated as a contingent debt or a debt payable at a future time).

Assignments or transfers

7.	The Company shall be under no obligation to recognise any assignment or transfer of Scheme Claims after the Record Date for the purposes of determining entitlements under this Scheme, provided that where the Company has received from the relevant parties notice in writing of such assignment or transfer, the Company may, in its sole discretion and subject to the production of such other evidence as it may require and to any other terms and conditions which it may consider necessary or desirable, agree to recognise such assignment or transfer for the purposes of determining entitlements under this Scheme. It shall be a term of such recognition that the assignee or transferee of a Scheme Claim so recognised by the Company shall be bound by the terms of this Scheme and for the purposes of this Scheme shall be a Scheme Creditor.

Quantum of Scheme Claims for the purposes of determining entitlements to Scheme Consideration

8.	For the purposes of determining entitlements to Scheme Consideration, the quantum of each Scheme Claim is the amount of that claim listed in the Schedule in the column headed “Principal” subject to any transfers by an institution listed in the Schedule between 7th November, 2003 and the Record Date as evidenced by the provision of a copy of Facility Agreement and all transfer certificates issued in connection with it after 7th November, 2003, to the Company.

Provision of information

9.	Claims Forms submitted:

(a)	shall provide the Company with such information as it may reasonably require to enable Drax Holdings Scheme Consideration to be distributed to the relevant Designated Recipients and verify the quantum of the Scheme Claim; and

(b)	shall, in any event, be submitted in accordance with the instructions set out in the Claim Form.

10.	If the Election Registrar, acting as the Company’s agent, refuses to accept a Claim Form, it shall promptly prepare a written statement of its reasons for doing so and send that statement to the Scheme Creditor who, or on whose behalf, that Claim Form was submitted.

III.     THE INPOWER SCHEME

PART IV

SCHEME CONSIDERATION, ENTITLEMENT AND DISTRIBUTION

The Scheme Consideration

11.	The Scheme Consideration is the right of the Eurobond Trustee, in its capacity as a scheme creditor in respect of the Included Eurobond Claim in the Drax Holdings Scheme, to receive Drax Holdings Scheme Consideration and any other sums that would, but for the terms of this Scheme, have otherwise been payable to the Eurobond Trustee (as trustee for the Company as holder of the Included Eurobond Coupons) pursuant to the terms of the Drax Holdings Scheme and the Distribution Agreement. For this purpose, the amount of the Included Eurobond Claim shall be arrived at and calculated in the manner described in Recital E.

Entitlement to Scheme Consideration

12.	Each Scheme Creditor is entitled to share the Scheme Consideration pro rata to its Scheme Claim.

13.	The Scheme Consideration shall be distributed to or on behalf of Scheme Creditors in accordance with Claim Forms submitted by Scheme Creditors to the Election Registrar, for use both in connection with this Scheme which shall be recognised as valid claim notification forms in the Drax Holdings Scheme in accordance with provisions set out in the Drax Holdings Scheme and in the Distribution Agrement.

Distribution

14.	Subject to the operation of scaling down provisions under the Drax Holdings Scheme and provided a valid Claim Form validly exercising the elections offered in it has been submitted by the Scheme Creditor on or before 8th December, 2003:

(a)	that Scheme Creditor’s Designated Recipients shall be entitled to receive Drax Holdings Scheme Consideration (which would otherwise have been received by the Eurobond Trustee) in the form elected for by that Scheme Creditor in that Claim Form; and

(b)	otherwise that Scheme Creditor’s Designated Recipients shall be entitled to receive Drax Holding Scheme Consideration (which would otherwise have been received by the Eurobond Trustee) in the form of Restructuring Loans.

15.	The Scheme Creditors’ Designated Recipients shall receive the Drax Holdings Scheme Consideration which would, but for the terms of this Scheme, have been payable to the Eurobond Trustee (in respect of the Included Eurobond Claim), when distributions are made pursuant to the terms of the Drax Holdings Scheme and the Distribution Agreement in respect of the Eurobond Trustee’s scheme claim in respect of the Included Eurobond Claim in the Drax Holdings Scheme.

16.	If and so far as may be necessary to ensure that Drax Holdings Scheme Consideration is distributed to Scheme Creditors in accordance with this Scheme the Eurobond Trustee shall for the benefit of Scheme Creditors and their Designated Recipients enforce its rights under the Drax Holdings Scheme and the Distribution Agreement to direct the distribution to Scheme Creditors or their respective Designated Recipients of the Drax Scheme Consideration to which it is entitled in respect of the Included Eurobond Claim under the Drax Holdings Scheme.

III.     THE INPOWER SCHEME

PART V

GENERAL SCHEME PROVISIONS

Future liquidation

17.	This Scheme shall be unaffected by any future liquidation of the Company and shall in those circumstances remain in force according to its terms.

Stay of Prohibited Proceedings

18.	No Scheme Creditor shall commence or continue any Prohibited Proceeding in respect of, arising from, or relating to, a Scheme Claim after the Effective Date.

19.	A Scheme Creditor may commence an Allowed Proceeding against the Company after the Effective Date provided that it has first given the Company five Business Days’ prior notice in writing of its intention to do so.

Costs

20.	The Company shall pay in full all costs, charges, expenses and disbursements incurred by the Company in connection with the negotiation, preparation and implementation of the Scheme as and when they arise, including the costs of holding the meeting of Scheme Creditors convened pursuant to the order of the English Court and the order of the Jersey Court to consider this Scheme and the costs of obtaining the sanction of the English Court and the Jersey Court and the costs of making the notifications required by this Scheme.

21.	The Company shall pay the costs, charges, expenses and disbursements reasonably incurred by the Bank Steering Committee and the costs of their respective legal and financial advisers in connection with the negotiation, preparation and implementation of this Scheme.

Modifications of this Scheme

22.	The Company may, at any hearing of the English Court to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions which the English Court may think fit to approve or impose.

23.	The Company may, at any hearing of the Jersey Court to sanction this Scheme, consent on behalf of all Scheme Creditors to any modification of this Scheme or any terms or conditions which the Jersey Court may think fit to approve or impose.

InPower 2 Facility Agreement, Shareholders’ Agreement and Intercreditor Deed

24.	The InPower 2 Facility Agent is hereby appointed as the attorney of each Scheme Creditor that is also a Designated Recipient for the purpose of executing the InPower 2 Facility Agreement, the Shareholders’ Agreement and the InPower 2 Intercreditor and Security Trust Deed for the consideration stated in the relevant document.

Release

25.	The Bank Steering Committee, the Ad Hoc Bond Committee, the Hedging Bank Steering Committee, their respective past and present members, IPR and the financial and legal advisers to the Bank Steering Committee, the Ad Hoc Bond Committee, the Hedging Bank Steering Committee and IPR (the Released Parties) shall be released from any Liability arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part which they or any of them may have to a Scheme Creditor, the Company or the Eurobond Trustee (the Releasing Parties).

III.     THE INPOWER SCHEME

PART V: GENERAL SCHEME PROVISIONS

26.	The Releasing Parties waive each and every claim they may have in connection with this Scheme against the Released Parties.

27.	The directors of the Company (the Directors) are released from any liability (other than any liability arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part) arising from Scheme Claims which they may have to the Releasing Parties.

28.	The Releasing Parties waive each and every claim against the Directors they may have in connection with Scheme Claims (other than any claim arising from the negotiation, preparation and implementation of this Scheme and the restructuring of the Company of which this Scheme forms a part).

Notice

29.	Any notice or other written communication to be given under or in relation to this Scheme shall be given in writing and shall be deemed to have been duly given if it is delivered by hand or sent by Post, to:

(a)	in the case of the Company, InPower Limited, 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands, marked for the attention of MIFA J Corporate 2;

(b)	in the case of a Scheme Creditor, its last known address according to the Company;

(c)	in the case of any other person, any address set forth for that person in any agreement entered into in connection with the Scheme or that person’s last known address according to the Company, or by fax its last known fax number according to the Company.

30.	Any notice or other written communication to be given under this Scheme shall be deemed to have been served:

(a)	if delivered by hand, on the first Business Day following delivery;

(b)	if sent by Post, on the second Business Day after posting if the recipient is in the country of dispatch, otherwise on the seventh business day after posting;

(c)	if by fax, on the Business Day sent; and

(d)	if by advertisement, on the date of publication.

31.	In proving service, it shall be sufficient proof, in the case of a notice sent by Post, that the envelope was properly stamped, addressed and placed in the post.

32.	The Company shall not be responsible for any loss or delay in the transmission of any notices, other documents or payments posted by or to any Scheme Creditors that shall be posted at the risk of such Scheme Creditors.

Governing Law and Jurisdiction

33.	On and from the Effective Date, the operative terms of this Scheme shall be governed by, and construed in accordance with, the laws of England and Wales and the Scheme Creditors hereby agree that the English Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute which may arise out of or connected with the terms of this Scheme or their implementation or out of any action taken or omitted to be taken under this Scheme or in connection with the administration of this Scheme and for such purposes, the Scheme Creditors irrevocably submit to the jurisdiction of the English Court, provided, however, that nothing in this clause shall affect the validity of other provisions determining governing law and jurisdiction as between the Company and any of its Scheme Creditors, whether contained in any contract or otherwise.

34.	The terms of this Scheme and the obligations imposed on the Company hereunder shall take effect subject to any prohibition or condition imposed by law.

III.     THE INPOWER SCHEME

PART V: GENERAL SCHEME PROVISIONS

Exercise of Discretion

35.	Where, under any provision of this Scheme, a matter is to be determined by the Company or the Election Registrar, it shall be determined by it in its discretion in such manner as it considers fair and reasonable. If any difficulty shall arise in determining any such matter either generally or in any particular case or in ensuring the result described above, it shall be resolved by the Company in such manner as it shall consider to be fair and reasonable and its decision shall be final and binding on all concerned.

Dated this 17th day of November 2003

INPOWER SCHEME

SCHEDULE

SCHEME CLAIMS

Scheme Creditor	Principal (£)	Interest (£)	Total (£)

ABBEY NATIONAL TREASURY SERVICES PLC	31,868,224.57	1,070,489.74	32,938,714.31

ABC INTERNATIONAL BANK PLC	13,447,040.14	451,701.30	13,898,741.44

AHLI UNITED BANK PLC	6,481,192.31	217,710.59	6,698,902.90

AIB CAPITAL MARKETS PLC	6,481,192.31	217,710.59	6,698,902.90

ARAB BANK PLC	12,962,384.62	435,421.17	13,397,805.79

BANC OF AMERICA SECURITIES LIMITED	4,000,000.00	134,364.53	4,134,364.53

BANCA MONTE DEI PASCHI DI SIENA SPA, LONDON BRANCH	6,481,192.31	217,710.59	6,698,902.90

BANCO POPOLARE DI VERONA E NOVARA, SCRL, LONDON BRANCH	6,481,192.31	217,710.59	6,698,902.90

BANK OF MONTREAL	27,545,067.31	925,269.99	28,470,337.30

BANKGESELLSCHAFT BERLIN AG	19,767,636.54	664,017.29	20,431,653.83

BARCLAYS BANK PLC	4,499,176.31	151,132.43	4,650,308.74

BAYERISCHE HYPO-UND VEREINSBANK AG	38,091,480.37	1,279,535.95	39,371,016.32

BAYERISCHE LANDESBANK GIROZENTRALE, LONDON BRANCH	28,574,960.30	959,865.26	29,534,825.56

BNP PARIBAS	28,574,960.30	959,865.26	29,534,825.56

BW BANK IRELAND PLC	8,467,163.94	284,421.62	8,751,585.56

COMMERZBANK AKTIENGESELLSCHAFT	27,545,067.31	925,269.99	28,470,337.30

COOPERATIVE CENTRALE RAIFFEISEN BOERENLEENBANK AG	19,767,636.54	664,017.29	20,431,653.83

CREDIT AGRICOLE INDOSUEZ	9,721,788.46	326,565.88	10,048,354.34

CREDIT INDUSTRIEL ET COMMERCIAL	6,723,520.07	225,850.65	6,949,370.72

CREDIT LYONNAIS	8,740,576.09	293,605.85	9,034,181.94

DEUTSCHE BANK AG LONDON	46,474,320.71	1,561,125.04	48,035,445.75

DZ BANK AG	22,890,067.31	768,903.27	23,658,970.58

ERSTE BANK DE OESTERREICHISCHEN SPARKASSEN AG	11,378,520.07	382,217.37	11,760,737.44

FORTIS BK SA-NV	13,783,216.14	462,993.83	14,246,209.97

GOLDMAN SACHS CREDIT PARTNERS L.P.	45,847,082.12	1,540,055.39	47,387,137.51

GULF INTERNATIONAL BANK PLC	6,811,540.04	228,807.34	7,040,347.38

HSBC BANK PLC	29,939,360.33	1,005,697.01	30,945,057.34

IKB DEUTSCHE INDUSTRIEBANK AG LONDON BRANCH	9,051,020.07	304,034.01	9,355,054.08

ING BANK N.V.	20,506,736.21	688,844.48	21,195,580.69

Scheme Creditor	Principal (£)	Interest (£)	Total (£)

ING BELGIUM	8,068,224.09	271,020.78	8,339,244.87

JPMORGAN	7,000,000.00	235,137.92	7,235,137.92

KBC FINANCE IRELAND	13,447,040.14	451,701.30	13,898,741.44

LANDESBANK RHEINLAND-PFALZ GIROZENTRALE	6,723,520.07	225,850.65	6,949,370.72

MARINER LDC	2,000,000.00	67,182.26	2,067,182.26

MIZUHO GLOBAL LIMITED	42,882,048.92	1,440,456.57	44,322,505.49

MORGAN STANLEY EMERGING MARKETS INC.	10,085,280.10	338,775.98	10,424,056.08

NATEXIS BANQUES POPULAIRES	13,809,280.10	463,869.35	14,273,149.45

NATIONAL AUSTRALIA BANK PLC	20,506,736.21	688,844.48	21,195,580.69

NATIONAL WESTMINSTER BANK PLC	6,968,176.92	234,068.95	7,202,245.87

NIB CAPITAL BANK N.V.	6,723,520.07	225,850.65	6,949,370.72

RAIFFEISEN ZENTRALBANK OSTERREICH AKTIENGESELLSCHAFT	6,723,520.07	225,850.65	6,949,370.72

SKANDINAVISKA ENSKILDEN BANKEN AB (PUBL)	20,170,560.21	677,551.95	20,848,112.16

STICHTING PENSIOENFONDS ABP	19,443,576.92	653,131.76	20,096,708.68

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND	20,506,736.21	688,844.48	21,195,580.69

THE MITSUBISHI TRUST AND BANKING CORPORATION	19,443,576.92	653,131.76	20,096,708.68

THE NORINCHUKIN BANK	9,310,000.00	312,733.44	9,622,733.44

THE PRUDENTIAL ASSURANCE COMPANY LIMITED	18,620,000.00	625,466.88	19,245,466.88

THE ROYAL BANK OF SCOTLAND PLC	27,545,067.31	925,269.99	28,470,337.30

THE TORONTO-DOMINION BANK EUROPE LIMITED	7,099,860.33	238,492.35	7,338,352.68

VARDE FUND V LP	4,000,000.00	134,364.53	4,134,364.53

WESTLB AG	28,574,960.30	959,865.26	29,534,825.56

Totals:	842,555,000.00	28,302,376.24	870,857,376.24

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1
AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

The following financial information has been extracted, without material adjustment, from the audited consolidated financial statements of Drax Holdings included on its Form 20-F filed with the SEC on 16th May, 2003, as amended by its Form 20-F/A filed with the SEC on 10th November, 2003 incorporating balance sheets as of 31st December, 2002 and 2001 and the related profit and loss accounts, statements of total recognised gains and losses and cash flows for the three years in the period ended 31st December, 2002.

The financial information was prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

Consolidated Profit and Loss Account

Years Ended 31 December 2002, 2001 and 2000

		As restated		As restated		As restated
		Year ended		Year ended		Year ended
		31 December		31 December		31 December
		2002		2001		2000
	Note	£’000		£’000		£’000

TURNOVER — continuing operations	2	524,831		586,103		622,776
Cost of sales		(219,462)		(267,204)		(278,218)

GROSS PROFIT		305,369		318,899		344,558

Administrative expenses — normal	4	(184,079	) (715,801)	(171,019	) —	(166,146	) —
— exceptional

		(899,880)		(171,019)		(166,146)

OPERATING (LOSS)/PROFIT — continuing operations	3	(594,511)		147,880		178,412
Interest receivable and other income	5	23,548		14,937		11,862
Interest payable and similar charges	6	(180,088)		(170,787)		(156,324)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		(751,051)		(7,970)		33,950
Tax on (loss)/profit on ordinary activities	7	510		(10,885)		(22,435)

(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		(750,541)		(18,855)		11,515
Dividends		—		—		(14,000)

RETAINED LOSS FOR THE FINANCIAL YEAR TRANSFERRED FROM RESERVES	19,20	(750,541)		(18,855)		(2,485)

Statements Of Total Recognised Gains And Losses

There are no recognised gains and losses for the years ended 31st December, 2002, 2001 and 2000 other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Consolidated Balance Sheet

As at 31 December 2002 and 2001

		As restated	As restated
		2002	2001
	Note	£’000	£’000

FIXED ASSETS
Intangible assets	8	—	594,610
Tangible assets	9	1,083,118	1,140,245

		1,083,118	1,734,855

CURRENT ASSETS
Stocks	10	31,327	62,563
Debtors	11	132,397	196,579
Cash at bank and in hand	12	85,020	40,796

		248,744	299,938
CREDITORS: amounts falling due within one year	13	(1,813,107)	(92,482)

NET CURRENT (LIABILITIES)/ASSETS		(1,564,363)	207,456

TOTAL ASSETS LESS CURRENT LIABILITIES		(481,245)	1,942,311
CREDITORS: amounts falling due after more than one year	14	(368)	(1,914,124)
PROVISIONS FOR LIABILITIES AND CHARGES	17	(16,878)	(17,388)

NET (LIABILITIES)/ASSETS		(498,491)	10,799

CAPITAL AND RESERVES
Called up share capital	18	20,051	20,051
Capital reserve	19	52,250	—
Profit and loss account	19	(570,792)	(9,252)

TOTAL EQUITY SHAREHOLDERS’ (DEFICIT)/FUNDS	20	(498,491)	10,799

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Consolidated Cash Flow Statement

Years Ended 31 December 2002, 2001 and 2000

		As restated	As restated	As restated
		2002	2001	2000
	Note	£’000	£’000	£’000

Net cash inflow from operating activities	21	138,120	174,131	172,616

Returns on investments and servicing of finance
Interest received		4,098	4,679	9,083
Interest paid		(144,672)	(178,074)	(140,302)

Net cash outflow from returns on investments and servicing of finance		(140,574)	(173,395)	(131,219)

Taxation		(348)	(9,160)	(19,104)

Capital expenditure
Payments to acquire tangible fixed assets		(5,224)	(6,119)	(11,993)
Receipts from sale of tangible fixed assets		—	29	5,500

		(5,224)	(6,090)	(6,493)

Equity dividends paid		—	—	(14,000)

Cash outflow before use of liquid resources and financing		(8,026)	(14,514)	1,800
Management of liquid resources
Increase in restricted cash deposits		(48,501)	(448)	(9,241)
Financing
New borrowings		—	—	400,000
Issue costs on new borrowings		—	—	(16,207)
Prepayment of coupons		—	—	(383,793)
Funding of capital reserve	28	52,250	—	—

Decrease in cash in the year	22,23	(4,277)	(14,962)	(7,441)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

NOTES TO THE ACCOUNTS

Years ended 31 December 2002, 2001 and 2000

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation of financial statements

Following the termination of the TXU Contract and the appointment of joint administrators of TXU EET and TXU Group on 18th and 19th November, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30th June, 2002, were below the threshold required to permit distributions. As a result, Drax Power was not permitted to make distributions to AES Energy to permit interest due on the High Yield Notes to be paid on 30th August, 2002. AES Corporation, however, made a contribution to AES Energy which together with amounts then held in the High Yield Note debt service reserve account was sufficient to make the payments then due. At the time AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30th June to 31st December, 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31st December, 2002.

Moreover, there were insufficient funds remaining in the High Yield Note debt service reserve account to cover such payments. AES Energy was unable to pay the interest due on the notes on time at the end of February, 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax Group and Drax Acquisition (for the purposes of this Appendix, collectively Drax, or the Group) has been operating under standstill arrangements (the Standstill Arrangements) with certain of its senior creditors since 12th December, 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Eurobond Trustee and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31st May, 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Eurobond Trustee and the Ad Hoc Bond Committee. This agreement became effective on 9th October, 2003 and will expire on 31st December, 2003.

Under the Standstill Arrangements, the Eurobond Trustee and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of various parties to the arrangements, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

Accounting policies

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. The particular accounting policies adopted are described below.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of consolidation

The Group consolidates the accounts of the company and all its subsidiary undertakings up to 31st December, 2002.

Intangible fixed assets

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Acquired goodwill is capitalised and amortised over 20 years.

Tangible fixed assets

Freehold land and assets in the course of construction are not depreciated. Depreciation is provided on cost in equal annual instalments over the estimated useful lives of the assets. The estimated useful lives are:

Freehold buildings, plant and machinery	30-40 years
Plant spares	30-40 years
Fixtures and fittings	3-5 years

Stocks

Stocks are stated at the lower of cost, inclusive of appropriate overheads, and net realisable value. Net realisable value is based on estimated selling price less all further costs to completion and all relevant marketing, selling and distribution costs.

Taxation

Current tax, including United Kingdom corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group’s taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Leased assets

Operating lease rentals are charged to income in equal annual amounts over the lease term.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Pension costs

For defined benefit schemes the amounts charged to operating profits are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or credits adjacent to interest. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Defined benefit schemes are funded, with the assets of the scheme held separately from those of the Group, in separate trustee administered funds. Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

The Group has adopted the transitional disclosure requirements of FRS 17.

Revenue recognition

Revenues from the sale of electricity are recorded based upon output delivered and capacity provided at rates specified under contract terms or prevailing market rates.

Derivatives

Investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognised in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Deferred finance costs

Financing costs are deferred and amortised over the related financing period using the effective interest method of amortisation. Deferred financing costs are shown net of accumulated amortisation and are presented as deductions from the associated loan balances.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the company to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.	TURNOVER

Turnover comprises primarily sales to the electricity trading market in England and Wales of electricity generated by the Group. Most of the power plant’s revenue relies on sales contracts with a few large customers. One

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

customer accounted for 65.1 per cent. of revenues in the year to 31st December, 2002. Two customers accounted for 67.9 per cent. and 9.0 per cent. of revenues in 2001.

3.     OPERATING (LOSS)/PROFIT

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
Operating (loss)/profit is stated after	£’000	£’000	£’000
charging/(crediting):

Depreciation of owned assets	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)

4.     EXCEPTIONAL ITEMS

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Bad debt expense	136,801	—	—
Impairment loss (note 8 & 9)	579,000	—	—

	715,801	—	—

On 14th October, 2002, TXU Corporation withdrew financial support for its subsidiary TXU Group. As a consequence of this, on 18th November, 2002, Drax Power terminated the TXU Contract with TXU EET, a subsidiary of TXU Group, to minimise financial exposure. On 19th November, 2002, TXU Group filed a petition on behalf of itself, TXU UK Limited and TXU EET, seeking protection from its creditors, which was approved, putting the three companies into temporary administration.

As a result, the company has made 100 per cent. provision against all amounts owed by TXU EET in respect of the TXU Contract and the termination of that contract, as at 18th November, 2002.

Also included within administrative expenses is an exceptional item of £579 million in respect of an impairment loss on goodwill and fixed assets. The impairment loss was measured by reference to the value in use of the assets using a discount rate of 7.9 per cent. which reflects the risks inherent in the forecast cash flows.

The tax effect of the bad debt expense is £41 million. The impairment of goodwill and fixed assets is non-deductible and so has no tax effect.

5.     INTEREST RECEIVABLE AND SIMILAR INCOME

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Bank interest receivable	23,548	14,937	11,862

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

6.     INTEREST PAYABLE AND SIMILAR CHARGES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Bank interest and other loans	175,442	166,011	152,365
Amortisation of other assets	575	525	—
Amortisation of facility fees	4,071	4,251	3,959

	180,088	170,787	156,324

7.     TAX ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

(a)    Analysis of charge in the year

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

United Kingdom corporation tax at 30% — current year	—	4,643	13,970
— prior year	—	35	458

	—	4,678	14,428
Deferred tax — Timing differences, origination and reversal	(662)	6,207	7,953
— Adjustment in respect of prior years	152	—	54

	(510)	6,207	8,007

	(510)	10,885	22,435

(b)    Factors affecting tax charge for the current year

The tax assessed for the period is higher than that resulting from applying the standard rate of corporation tax in the UK (30 per cent.) (2001: 30 per cent.) (2000: 30 per cent.). The differences are explained below:

	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

(Loss)/profit on ordinary activities before tax	(751,051)	(7,970)	33,950

Tax on profit on ordinary activities at 30% (2001 & 2000: 30%)	(225,315)	(2,391)	10,185
Effects of:
Expenses not deductible for tax purposes	208,568	13,241	11,738
Capital allowances in excess of depreciation	662	(6,207)	(7,953)
Tax losses not utilised	16,085	—	—
Adjustment in respect of prior years	—	35	458

Current tax charge for the year	—	4,678	14,428

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

8.     INTANGIBLE FIXED ASSETS

The intangible fixed assets comprise of goodwill which arose on the acquisition of Drax Power.

Goodwill
£’000

Cost
At 1 January 2002	665,185
Reclassification	(11,206)

At 31 December 2002	653,979

Amortisation
At 1 January 2002	70,575
Charge for the year	33,876
Impairment (note 4)	549,528

At 31 December 2002	653,979

Net book value
At 31 December 2002	—

At 31 December 2001	594,610

The reclassification above was in respect of an amount relating to the VAT on certain transactions which occurred at the time of the acquisition of the Drax Power Station by AES Corporation in November, 1999. These transactions related to the acquisition of the opening coal stock and the purchase of intellectual property. The transactions were recorded gross rather than net of VAT in the calculation of the goodwill arising upon acquisition. The company has subsequently adjusted both goodwill and the VAT creditor.

9.     TANGIBLE FIXED ASSETS

		Plant,
	Freehold	machinery,
	land and	fixtures &
	buildings	fittings	Plant spares	Total
	£’000	£’000	£’000	£’000

Cost
At 1 January 2002	132,181	1,081,136	21,011	1,234,328
Additions	—	2,794	2,430	5,224
Disposals	—	(2,414)	—	(2,414)
Issues	—	—	(24)	(24)

At 31 December 2002	132,181	1,081,516	23,417	1,237,114

Accumulated depreciation
At 1 January 2002	9,735	83,342	1,006	94,083
Charge for the year	3,209	29,143	502	32,854
Disposals	—	(2,413)	—	(2,413)
Impairment (note 4)	—	29,472	—	29,472

At 31 December 2002	12,944	139,544	1,508	153,996

Net book value
At 31 December 2002	119,237	941,972	21,909	1,083,118

At 31 December 2001	122,446	997,794	20,005	1,140,245

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Freehold land amounting to £1,060,000 (2001: £1,060,000) has not been depreciated.

10.    STOCKS

	2002	2001
	£’000	£’000

Raw materials and consumables	31,327	62,563

11.   DEBTORS

	As restated	As restated
	2002	2001
	£’000	£’000

Trade debtors	52,462	104,849
Amounts owed by immediate parent	536	531
Amounts owed by other group companies	68,500	68,500
Prepayments and other debtors	10,899	22,699

	132,397	196,579

Included within other debtors is VAT receivable of £Nil (2001: £1.8 million), a swap advance debtor of £1.4 million (2001: swap advance creditor £23.5 million) and an insurance debtor of £0.2 million (2001: £0.5 million). Subsequent to 31st December, 2002, the company has written-off amounts owed by other Group companies of £68.5 million as a consequence of the withdrawal of support by AES Corporation.

Included within prepayments and other debtors is an amount outstanding from the employee share ownership plan (ESOP) totalling £2,858,000, loaned for the purchase of 129,029 shares in the common stock of AES Corporation.

12.    CASH AT BANK AND IN HAND

Included within the total cash balance are restricted cash deposits amounting to £44,970,000 (2001: £9,689,000). These comprise part of a required balance which needs to be in place on each repayment date. Also included is restricted cash of £13,400,000 (2001: £Nil) over which National Westminster Bank plc has a charge.

13.    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	As restated	As restated
	2002	2001
	£’000	£’000

Trade creditors	15,222	2,679
Corporation tax	1,204	1,556
Amounts owed to fellow subsidiary	1,702	822
Amounts owed to ultimate parent	7,367	5,125
Other creditors and accruals	44,606	82,300
Other loans (note 15)	1,743,006	—

	1,813,107	92,482

Included within other creditors is VAT payable of £9.8 million (2001: £28.2 million) and accrued interest of £30.7 million (2001: £Nil).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

14.    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	As restated	As restated
	2002	2001
	£’000	£’000

Other loans (note 15)	—	1,724,480
Retentions	368	643
Amounts owed to fellow subsidiary undertaking	—	189,001

	368	1,914,124

All retentions are payable within 1 to 2 years.

15.    BORROWINGS

The borrowings at 31st December, 2002 consist of guaranteed senior secured bonds. There are two tranches of bonds, the Eurobonds issued on 30th November, 1999 to finance the acquisition of the Drax Power Station by AES Corporation and a second tranche issued on 2nd August, 2000, the net proceeds from which were used to prepay £383.6 million of interest. The Eurobonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power, Drax Acquisition, Drax Holdings, AES Financing and Drax Limited and each such entity has granted security over all their assets as security for, amongst other things, the Eurobonds and certain related swaps, finance documents and guarantees. The Senior Bonds are guaranteed on an unlimited, unconditional and irrevocable basis by each of Drax Power, Drax Acquisition, Drax Holdings, AES Financing, Drax Limited and Drax Electric and each such entity has granted security over all their assets as security for, amongst other things, the Senior Bonds and certain related swaps, finance documents and guarantees.

Repayment of all of the guaranteed senior secured bonds is further secured by direct agreements from certain of the major project parties and other security arrangements.

The Eurobonds bear a fixed rate of interest of 8.86 per cent. and interest is payable semi-annually over fifteen years. The Senior Bonds comprise of $302,400,000 of 10.41 per cent. senior secured bonds and £200,000,000 of 9.07 per cent. senior secured bonds, maturing on 31st December, 2020 and 31st December, 2025 respectively. Interest on the Senior Bonds is payable semi-annually commencing 31st December, 2000 for 20 years on the dollar bonds and 25 years on the sterling bonds.

	As restated	As restated
	2002	2001
	£’000	£’000

Analysis of loan repayments are:
Within one year (note 28)
Eurobonds	1,357,396	—
Senior Bonds	385,610	—

	1,743,006	—

After five years
Eurobonds	—	1,339,623
Senior Bonds	—	384,857

	—	1,724,480

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Borrowings are stated after deducting deferred finance costs and prepaid coupons as follows:

		Deferred
	Gross	finance	Prepaid	Net
	borrowings	costs	coupons	borrowings
	£’000	£’000	£’000	£’000

As at 31 December 2002
Eurobonds	1,725,000	(21,775)	(345,829)	1,357,396
Senior Bonds	400,000	(14,390)	—	385,610

	2,125,000	(36,165)	(345,829)	1,743,006

As at 31 December 2001
Eurobonds	1,725,000	(25,091)	(360,286)	1,339,623
Senior Bonds	400,000	(15,143)	—	384,857

	2,125,000	(40,234)	(360,286)	1,724,480

16.    DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

The Group issues or holds financial instruments for two purposes.

•	Financial instruments relating to the operations, financing and risks of the operating company, Drax Power.

•	Financial instruments relating to the financing and risks of the debt holding company, Drax Holdings and the consolidated risks of the Group.

The Group finances its operations by a mix of retained profits, senior secured bank debt and senior secured bonds. The Group’s financial instruments comprise borrowings, cash and liquid resources, items that arise directly from its operations and derivative transactions. The main risks arising from the Group’s financial instruments are interest rate risk, currency risk and liquidity risk.

Interest Rate Risk

The Group is partly financed by borrowings at both fixed and floating rates of interest.

The Eurobonds require that we enter into hedges against interest rate fluctuations on a two-year rolling basis in an amount equal to at least 50 per cent. of the principal amount of the Bank Loan. The interest amounts due with respect to the remaining principal are thus subject to fluctuations in the London interbank offered rate (LIBOR). We currently have hedged £565 million of our floating rate exposure and such hedging arrangements satisfy the requirements under the Eurobonds.

For the Senior Bonds, we currently have £132 million of floating rate exposure.

Currency Risk

The Group is partly financed by borrowings in US dollars. The Group also holds certain US dollar denominated bank accounts.

The Group has eliminated the currency risk via cross-currency swaps for the $302,400,000 Senior Bonds issued by Drax Holdings in August, 2000. At 31st December, 2002, currency swaps covered 100 per cent. (2001: 100 per cent.) of the nominal amount of the US dollar borrowings and 100 per cent. of the interest cost of these borrowings (2001: 100 per cent.).

There are no material currency risks in the operating company, Drax Power.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Liquidity Risk

The Group requires access to sufficient liquidity to enable it to meet its obligations as they fall due and to provide adequately for contingencies.

For the operating company, Drax Power, short-term liquidity is provided by a committed bank facility of £15 million (2001: £15 million).

For the holding company, Drax Holdings, short-term liquidity was provided by a £52 million letter of credit from Bank of America, which comprises part of the required balance on the debt service account as stated in the Facility Agreement with the Senior Banks. The cash balance on these debt service accounts at 31st December, 2002 totalled £44.8 million (2001: £9.7 million).

Hedging

The operating company, Drax Power, earned a significant proportion of its revenues from the TXU Contract, before the termination of the contract in November, 2002. This allowed Drax Power to hedge the risks associated with sales of electricity as a purely merchant facility, into the day-ahead market in England and Wales through which electricity in England and Wales was traded between generators and suppliers until 27th March, 2001 (the Pool), where generators are subject to market-related risks, including general economic conditions, electricity demand, weather, increasing competition and other circumstances beyond their control.

Numerical Disclosures

The numerical disclosures below deal with financial assets and liabilities as defined in Financial Reporting Standard 13 Derivatives and Other Financial Instruments: Disclosures (FRS13). Certain financial assets and liabilities, such as investments in subsidiary companies, are excluded from the scope of these disclosures. As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosures.

Interest rate risk profile of financial assets and financial liabilities

Financial assets

The interest rate profile of the Group’s financial assets was:

			Floating rate
	Total		financial assets

	31 December	31 December	31 December	31 December
	2002	2001	2002	2001
	£000’s	£000’s	£000’s	£000’s
Currency
Sterling	84,947	40,690	84,947	40,690
Dollar	73	106	73	106

Total	85,020	40,796	85,020	40,796

The Group’s financial assets comprise of deposits bearing interest at the rate agreed between the Group and its banks.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Financial liabilities

After taking account of the various currency and interest rate swaps entered into by the Group, the interest rate profile of the Group’s gross financial liabilities was:

			Floating rate		Fixed rate
	Total		financial liabilities		financial liabilities

	31 December	31 December	31 December	31 December	31 December	31 December
	2002	2001	2002	2001	2002	2001
	£000’s	£000’s	£000’s	£000’s	£000’s	£000’s
Currency
Sterling	2,125,000	2,125,000	866,775	808,815	1,258,225	1,316,185

Total	2,125,000	2,125,000	866,775	808,815	1,258,225	1,316,185

	Fixed rate financial liabilities

	Weighted average		Weighted average period		Weighted average period
	interest rate		for which rate is fixed		until maturity

	31 December	31 December	31 December	31 December	31 December	31 December
	2002	2001	2002	2001	2002	2001
	%	%	Years	Years	Years	Years
Currency
Sterling	5.928	6.771	16.1	16.6	16.1	16.6

The floating rate liabilities comprise Eurobonds of £734,775,000 (2001: £676,815,000) and Senior Bonds of £132,000,000 (2001: £132,000,000) that bear interest at rates based upon LIBOR for terms of up to six months.

The fixed rate liabilities comprise Eurobonds of £990,225,000 (2001: £1,048,185,000) and Senior Bonds of £268,000,000 (2001: £268,000,000) that bear interest rates set under the terms of the bonds.

Maturity of financial liabilities

The maturity profile of the Group’s financial liabilities was as follows:

Gross Borrowings

	31 December	31 December
	2002	2001
	£000’s	£000’s

In one year or less, or on demand	—	—
In more than one year but not more than two years	—	—
In more than two years but not more than five years	—	—
In more than five years	2,125,000	2,125,000

Drax has been operating under Standstill Arrangements since 12th December, 2002. Borrowings have therefore been presented as falling due within one year.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Fair Value Disclosures

Set out below is a comparison of book values and fair values of the Group’s financial assets and liabilities.

	31 December 2002		31 December 2001

	Book	Fair	Book	Fair
	Value	Value	Value	Value
	£000’s	£000’s	£000’s	£000’s

FINANCIAL ASSETS
Bank deposits	85,020	85,020	40,796	40,796
Primary financial instruments issued to finance the Group’s operations
Borrowings	1,743,006	1,471,343	1,724,480	1,507,789
Derivative financial instruments held to manage the interest rate and currency profile
Interest rate swaps	—	(75,870)	—	(46,982)
Currency swaps	—	7,812	—	13,518

The fair values of financial assets have been determined by reference to quoted market prices where available. The estimated difference between the book and fair value of such assets is not material.

The fair value of the long-term borrowings have been determined by reference to either a quoted market value or, the fair values of the unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate, in effect at the balance sheet date.

The fair value of the currency swaps and sterling and US dollar-denominated bonds have been determined by reference to prices available from the markets on which these instruments or similar instruments are traded.

The fair value of contracts for differences have been calculated by reference to management’s estimates of future electricity pool prices and potential impact of NETA.

Gains and losses on financial assets and financial liabilities held or issued for trading

No gains or losses have been recognised which relate to trading in financial assets and financial liabilities.

Gains and losses on hedges

The Group enters into contracts to hedge against fluctuations in the selling price for electricity obtained from the Pool. It also uses interest rate swaps and currency swaps to manage its interest rate profile and currency risk.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of unrecognised gains and losses is as follows:

	Gains	Losses	Total Net

	£000’s	£000’s	£000’s
Unrecognised gains and losses on hedges at 1 January 2002	13,518	(46,982)	(33,464)
Gains and losses arising in previous years that were recognised in the year	(13,518)	46,982	33,464

Gains and losses arising before 1 January 2002 that were not recognised in the year	—	—	—
Gains and losses arising in the year that were not recognised in the year	7,812	(75,870)	(68,058)

Unrecognised gains and losses at 31 December 2002	7,812	(75,870)	(68,058)

Gains and losses expected to be recognised in the next financial year	—	—	—
Gains and losses expected to be recognised after the next financial year	7,812	(75,870)	(68,058)

17.	PROVISIONS FOR LIABILITIES AND CHARGES

	At		At
	1 January	Current	31 December
	2002	year credit	2002
	£’000	£’000	£’000

Deferred taxation	17,278	(510)	16,768
Reinstatement provision	110	—	110

	17,388	(510)	16,878

The amount of deferred taxation provided in the financial statements is:

	2002	2001
	£’000	£’000

Capital allowances in excess of depreciation	16,768	17,278

18.	CALLED UP SHARE CAPITAL

	2002	2001
	£’000	£’000

Group and company
Authorised
1,000,000,000 ordinary shares of £1 each	1,000,000	1,000,000

Called up, allotted and fully paid
20,050,002 ordinary shares of £1 each	20,051	20,051

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

19.	RESERVES

	As restated	Profit and
	Capital	loss
	reserve	account	Total
	£’000	£’000	£’000

At 1 January 2002	—	(9,252)	(9,252)
Retained loss for the financial year	—	(750,541)	(750,541)
Other reserve movement	—	189,001	189,001
Capital contribution in the year	52,250	—	52,250

At 31 December 2002	52,250	(570,792)	(518,542)

The other reserve movement relates to a group reorganisation during the year ended 31 December 2002. As a consequence, an amount previously recorded as due to a fellow subsidiary of £189,001,000 was credited to reserves.

20.    RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ (DEFICIT)/ FUNDS

	2002	2001
	£’000	£’000

Loss for the financial year	(750,541)	(18,855)
Capital contribution in the year	52,250	—
Other reserve movement	189,001	—

Net reduction in shareholders’ funds	(509,290)	(18,855)
Opening shareholders’ funds	10,799	29,654

Closing shareholders’ (deficit)/ funds	(498,491)	10,799

21.	RECONCILIATION OF OPERATING (LOSS)/ PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Operating (loss)/ profit	(594,511)	147,880	178,412
Depreciation	32,854	32,503	31,937
Amortisation of goodwill	33,876	33,876	33,876
Loss on disposal of fixed assets	—	19	—
Plant spares issues	24	155	—
Utilisation of unfavourable contract provision	—	(17,789)	(25,188)
Decrease/ (increase) in stocks	31,236	(2,617)	(7,413)
Decrease/ (increase) in debtors	78,116	20,622	(91,052)
(Decrease)/ increase in creditors	(41,870)	(50,783)	49,592
Impairment of fixed assets	579,000	—	—
Harich Swap interest	19,395	10,265	2,452

	138,120	174,131	172,616

The restatement of the cashflows for the years ended 31st December, 2002, 2001 and 2000 relates to a reclassification of the amounts generated under a financing hedging swap (note 28).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

The decrease in debtors during the year ended 31st December, 2002 is after reflecting the exceptional bad debt expense of £136,801,000 recorded in the year.

22.    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	As restated	As restated	As restated
	2002	2001	2000
	£’000	£’000	£’000

Decrease in cash in the year	(4,277)	(14,962)	(7,441)
Cash inflow from increase in debt financing, net of issue costs	—	—	(383,793)
Repayment of debt	—	—	383,793
Amortisation of deferred finance costs	(4,071)	(4,251)	(3,959)
Amortisation of prepaid coupons	(14,457)	(13,265)	(10,242)
Increase in restricted cash deposits	48,501	448	9,241

Movement in net debt in the year	25,696	(32,030)	(12,401)
Net debt brought forward	(1,683,682)	(1,651,652)	(1,639,251)

Net debt carried forward	(1,657,986)	(1,683,682)	(1,651,652)

23.    ANALYSIS OF CHANGES IN NET DEBT

	At 1 January		Non-cash	At 31 December
	2002	Cash flow	movements	2002
	£’000	£’000	£’000	£’000

Cash at bank and in hand	31,107	(4,277)	—	26,830
Restricted cash deposits	9,689	48,501	—	58,190

	40,796	44,224	—	85,020
Other loans	(1,724,478)	—	(18,528)	(1,743,006)

	(1,683,682)	44,224	(18,518)	(1,657,986)

24.    PENSION SCHEME FUNDING

Pension schemes operated

Within the United Kingdom the Group principally operates an approved defined benefit scheme, on behalf of the “AES Drax Power Group of the Electricity Supply Pension Scheme” (ADPG ESPS).

Regular pension costs — SSAP 24

Pensions costs for the ADPG ESPS in the year were £1,700,000 (2001: £1,469,000), comprising a regular cost of £1,500,000 (2001: £1,200,000) plus variations totalling £200,000 (2001: £(200,000)). A variation of £(100,000) has arisen due to £800,000 of the valuation surplus being carried forward unutilised, which is being spread as a level percentage of salaries over the average remaining working life of the membership (approximately 11 years). A further variation of £(100,000) has arisen due to the application of reduced contributions from 1st January, 2002 to 31st March, 2002 from the valuation surplus. The remaining variation of £400,000 has arisen due to certain special events, generating additional liabilities and triggering employer contributions. In the year, redundancies have resulted in an additional pension cost of £400,000, which has been partially offset by additional employer contributions of £200,000.

The scheme actuary, an employee of Bacon & Woodrow, Actuaries and Consultants, assessed the ADPG ESPS as at 31st December, 2002 using the projected unit method and a market based valuation approach to ascertain its cost to the Group. The principal financial assumptions were that the rate of return would be 4.5 per cent. per

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

annum higher than the rate of price inflation, that increases in past and future pensions would be in line with price inflation, and that future salary growth would exceed price inflation by 2.75 per cent. per annum, depending on salary levels at the valuation date. Following the actuarial valuation it was agreed that the Group would pay an average contribution rate of 12 per cent. of annual salaries, subject to review at future valuations.

At the date of the latest actuarial valuation the market value of the assets of the ADPG ESPS was £44.6 million and the actuarial value of the assets was sufficient to cover between 115 per cent. and 120 per cent. of the benefits that had accrued to members, after allowing for expected increases in future earnings. The next scheduled actuarial valuation of the ADPG ESPS will be as at 31st March, 2004.

FRS 17

In November 2000 the Accounting Standards Board issued Financial Reporting Standard 17 Retirement Benefits (FRS 17) replacing Statement of Standard Accounting Practice 24 Accounting for Pensions Costs. Certain disclosures are required in the transition period before full adoption of FRS 17 for periods ending on or after 22nd June, 2001. These further disclosures are included below.

The principal actuarial assumptions used as at 31st December, 2002 are shown below:

	2002	2001

Rate of increase in salaries	3.8%	4.0%
Rate of increase of pensions in payment and deferment	2.5%	2.6%
Discount rate	5.4%	5.8%
Inflation assumption	2.3%	2.5%

The following contributions were made to the ADPG ESPS during 2002:

Year ended
31 December
2002
£’millions

Company contributions	1.6
Member contributions	0.6

Analysis of amount charged to Operating Profit:

Year ended
31 December
2002
£’ millions

Current service cost	1.9
Past service cost	—
Early retirement deficiency cost	0.4

Total operating cost	2.3

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Analysis of amount credited to other finance income:

Year ended
31 December
2002
£’ millions

Expected return on pension plan assets	3.3
Less: Interest on pension plan liabilities	(3.2)

Net return	0.1

The assets and liabilities of the ADPG ESPS as at 31st December, 2002 are shown below:

	2002	2001
	£’ millions	£’ millions

Equities	29.5	36.1
Bonds	5.9	6.6
Other	0.4	0.7

Market value of assets	35.8	43.4
Actuarial value of liabilities	(60.8)	(53.9)

Deficit in the scheme	(25.0)	(10.5)
Related deferred tax asset (assumed 30% rate)	7.5	3.2

Net pension liability	(17.5)	(7.3)

Analysis of movement in deficit during the year:

Year ended
31 December
2002
£’ millions

Deficit in scheme at 1 January 2002	(10.5)
Current service cost	(1.9)
Contributions	2.2
Early retirement deficiency cost	(0.4)
Actuarial loss	(14.4)

Deficit in scheme at 31 December 2002	(25.0)

Analysis of amount recognised in Statement of Total Recognised Gains and Losses:

Year ended
31 December
2002
£’ millions

Actual return less expected return on pension scheme assets	(11.8)
Experience gains arising on the scheme liabilities	0.1
Changes in assumptions underlying the present value of the scheme liabilities	(2.7)

Actuarial loss recognised in STRGL	(14.4)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Had the company adopted FRS 17 early, Group profit and loss reserves would have been stated as follows:

	2002	2001
	£’ millions	£’ millions

Profit and loss reserve in the financial statements as at year end	(570.8)	(9.3)
Deficit in relation to the ADPG ESPS, net of related deferred tax asset	(17.5)	(7.3)

Profit and loss reserve as adjusted	(588.3)	(16.6)

25.    ULTIMATE PARENT COMPANY

The immediate parent company is Drax Acquisition, a company registered in England and Wales.

The parent undertaking of the smallest group, which includes the company and for which group accounts are prepared, is AES UK Power Holdings Limited, a company incorporated in England and Wales. Copies of the group accounts of AES UK Power Holdings Limited can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ.

As at 31st December, 2002, the ultimate parent company and controlling entity, and largest group for which group accounts are prepared, was AES Corporation, a company incorporated in the State of Delaware, USA. Copies of the parent group’s financial statements can be obtained from the Securities and Exchange Commission, 450, 5th Street NW, Washington DC 20549, USA.

On 30th September, 2003, notices were issued to Drax Holdings and the other companies in the Group by JPMorgan Chase Bank in its role of Drax Security Trustee in respect of the guaranteed senior secured bonds in respect of an event of default as a result of the non-payment of coupons as at 31st December, 2002 and 30th June, 2003. A further notice was also issued to AES Drax Acquisitions Holdings Limited, the immediate parent of Drax Acquisition, stating that Drax Acquisition would be prevented from exercising any voting rights or other powers in respect of the ordinary shares that it holds in Drax Acquisition. The effect of this notice is that AES Corporation, who remains the ultimate parent company, is unable to exercise any control over Drax Acquisition or any of its subsidiaries and that control of the Group lies with the senior creditors of the Group.

26.    NATURE OF BUSINESS

The principal activity of the Group is the ownership and operation of the Drax Power Station, a 3,960 MW (gross) coal-fired power station based in the North of England.

27.	SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP

This note is provided in addition to the previous financial information for United States users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. These differences relate principally to the following items and the effect on net income, shareholders’ equity, the cash flow statement and comprehensive income is shown in the tables on pages 192 to 193.

Deferred taxation

Under UK GAAP, deferred taxation is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

Under US GAAP, deferred taxation is provided on all temporary differences between tax and book bases of assets and liabilities under the liability method, subject to a valuation allowance where applicable in respect of deferred taxation assets, in accordance with Statement of Financial Accounting Standards 109, Accounting for Income Taxes. As a result certain items that are treated as permanent items under UK GAAP are treated as temporary differences under US GAAP. In addition, deferred tax is also provided on certain of the other

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

adjustments between UK GAAP and US GAAP described herein. Such amounts are reported in the profit and loss account except where the adjustment is recorded directly to shareholders’ equity; for example, in relation to the additional minimum pension liability.

Pensions

Under UK GAAP, where pensions are provided by means of a funded defined benefits scheme, annual contributions are based on actuarial advice. The expected cost of providing pensions is recognised on a systematic basis over the expected average remaining service lives of the members of the scheme. Variations from regular cost are spread over the average remaining service lives of current employees on a straight-line basis.

Under US GAAP, Statement of Financial Accounting Standards 87, Employers’ Accounting for Pensions, prescribes the method of actuarial valuation, which includes differences from certain assumptions used for the UK GAAP actuarial computation. In addition, assets are assessed at current settlement rates. Certain variations from regular costs are allocated in equal amounts over the average remaining service lives of current employees. An additional minimum pension liability equal to the excess of the accumulated benefit obligation over the plan assets must be recognised at the balance sheet date with a corresponding entry recorded as an intangible asset, to the extent of unamortised prior service cost, and the balance, if any, in other comprehensive income.

Interest and equity contribution

Under UK GAAP, interest is charged on the £1,725 million Eurobonds. Under US GAAP, £425 million of the £1,725 million Eurobonds is treated as an equity contribution. Therefore, interest under US GAAP is charged on the net £1,300 million.

The £1,300 million represents a senior secured bank facility. Interest on the bank facility accrues at LIBOR + 1.8 per cent. Principal repayments are due semi-annually over a fifteen year period commencing 30th June, 2000. Principal repayments of £25 million, £370 million, £2.7 million, £9.1 million, £22.6 million and £28.1 million were made on 30th June, 2000, 2nd August, 2000, 31st December, 2000, 30th June, 2001, 31st December, 2001 and 30th June, 2002 respectively.

Goodwill and tangible fixed assets

Under UK GAAP, goodwill arising on the acquisition of subsidiaries represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill is capitalised under the heading, Intangible assets, and amortised over its expected useful economic life, subject to a maximum of twenty years. Such goodwill is subject to review for impairment in accordance with Financial Reporting Standard 11 Impairment of Fixed assets and Goodwill, which allows testing for impairment at the income generating unit level. In the year ended 31st December, 2002 the company has recorded an impairment loss, based on a discounted cash flow calculation, of £579 million.

Under US GAAP, the acquisition has been treated as an acquisition of assets and accordingly the entire purchase price, including certain liabilities assumed, has been allocated to tangible fixed assets and depreciated over the estimated useful lives of the assets, being thirty five years. Furthermore, additional net deferred tax liabilities recorded at the acquisition date under US GAAP resulted in an increase in the amount allocated to tangible fixed assets resulting in additional depreciation expense. In accordance with Statement of Financial Accounting Standards 144 Accounting for the Impairment or Disposal of Long-lived Assets, an impairment loss shall be recognized only if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. No impairment was recognised under US GAAP.

Derivative Instruments and Hedging Activities

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

the inception of the contract. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in the profit and loss account as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognized in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs. Commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instrument. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriated hedged rate.

Under US GAAP, Statement of Financial Accounting Standards 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133), requires all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in earnings unless specific hedge accounting criteria are met. Where the derivative instrument qualifies for hedge accounting, changes in fair value of the instrument are recorded in earnings or other comprehensive income (a separate component of equity) depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction and whether or not the hedge is effective. For fair value hedge transactions in which a company is hedging changes in fair value of an asset, liability or firm commitment, changes in the fair value of the derivative will generally be offset in the income statement by changes in the hedged item’s fair value.

For cash flow hedge transactions, in which a company is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in the fair value of the derivative instrument are initially reported in other comprehensive income and then reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges are recognised in current-period earnings.

In order to qualify for hedge accounting under SFAS 133, a company must formally document, designate and assess, periodically, the effectiveness of transactions that qualify for hedge accounting.

Transactions, contracts, assets and liabilities denominated in foreign currencies are recorded at the exchange rate prevailing on the date of the transaction, and assets and liabilities are recorded at the period end date.

Severance accrual and unfavourable IT contract

Under UK GAAP only those liabilities that existed in the acquired business may be reflected in the purchase price allocation. Liabilities arising from the acquirer’s intentions may not be recognised. Therefore under UK GAAP it is not permissible to record a severance accrual for the costs associated with terminating employees of the acquired business or for the unfavourable IT contract. Instead such amounts must be provided for and expensed in the post-acquisition financial statements of the acquirer.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Under US GAAP, such amounts may be recorded as part of the acquisition of Drax Power in accordance with Emerging Issues Task Force Abstract 95-3 Recognition of Liabilities in Connection with a Purchase Business Combination.

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Net (loss)/income under UK GAAP	(750,541)	(18,855)	(2,485)
US GAAP adjustments:
Dividends	—	—	14,000
Additional depreciation on tangible fixed assets	(39,676)	(39,676)	(39,676)
Severance pay expensed under UK GAAP	—	—	12,053
Unfavourable IT contract	—	—	1,995
Deferred taxation	19,081	20,173	12,303
Derivative instruments and hedging activities	(251)	(11,762)	—
Foreign exchange on the debt denominated in US$	13,155	(5,553)	—
Goodwill amortisation	33,876	33,876	33,876
Interest	48,370	43,874	44,920
Impairment of fixed assets	579,000	—	—

Net (loss)/income under US GAAP	(96,986)	22,077	76,986

	As restated	As restated
	31 December	31 December
	2002	2001
	£’000	£’000

Shareholders’ (deficit)/equity under UK GAAP	(498,491)	10,799
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	796,033
Additional depreciation on tangible fixed assets	(122,379)	(82,703)
Deferred taxation	(644,694)	(666,607)
Derivative instruments and hedging activities	(54,601)	(48,932)
Foreign exchange on debt denominated in US$	11,518	(8,414)
Additional minimum pension liability	(10,800)	—
Interest and equity contribution	565,362	516,992

Shareholders’ equity under US GAAP	654,824	517,168

In addition to the recognition and measurement differences set out in the reconciliation tables above here are a number of classification differences between UK GAAP and US GAAP. These are described below:

Deferred financing costs

Under UK GAAP the direct costs of obtaining finance are offset against the related borrowing. Under US GAAP financing costs are reported as a separate asset.

Deferred taxation

Under UK GAAP, deferred tax liabilities are presented net with “Provisions for liabilities and charges”. Under US GAAP deferred taxes are presented as current or long term based upon the term of the item to which they relate. Deferred tax assets and liabilities may only be offset to the extent that they are both classified as short or long term.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Cash flow statement

A reconciliation of the consolidated cash flow statement prepared under UK GAAP to a statement of cash flows prepared under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Net cash inflow from operating activities	138,120	174,131	162,374
Returns on investments and servicing of finance	(140,574)	(173,395)	(131,219)
Taxation	(348)	(9,160)	(19,104)

Net cash flows (used in)/provided by operating activities per US GAAP	(2,802)	(8,424)	12,051

Capital expenditure	(5,224)	(6,090)	(6,493)
Increase in restricted cash deposits	(48,501)	(448)	(9,241)

Net cash used in investing activities per US GAAP	(53,725)	(6,538)	(15,734)

Equity dividends paid	—	—	(14,000)
Prepayments of coupons	—	—	(373,551)
New borrowings, net of issue costs	—	—	383,793
Capital contribution	52,250	—	—

Net cash provided by/(used in) financing activities per US GAAP	52,250	—	(3,758)

Decrease in cash	(4,277)	(14,962)	(7,441)
Increase in restricted cash deposits	48,501	448	9,241
Cash brought forward	40,796	55,310	53,510

Cash carried forward	85,020	40,796	55,310

Comprehensive (loss)/income under US GAAP is as follows:

	As restated	As restated	As restated
	Year ended	Year ended	Year ended
	31 December	31 December	31 December
	2002	2001	2000
	£’000	£’000	£’000

Net (loss)/income under US GAAP	(96,986)	22,077	76,986
Derivative loss	(5,418)	(37,170)	—
Transfer of derivatives to profit and loss account	6,777	(2,861)	—
Minimum pension obligation	(10,800)	—	—
Deferred income tax on derivatives and minimum pension liability	2,832	12,009	—

Comprehensive (loss)/income	(103,595)	(5,945)	76,986

28.    RESTATEMENT

These financial statements supersede and replace the original financial statements of the company dated 14th May, 2003 included on the Form 20-F of Drax Holdings filed with the SEC on 16th May, 2003. The Form 20-F was amended by a Form 20-F/A filed with the SEC on 10th November, 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31st December, 2002

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

in the light of information provided to Drax Holdings subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

As a consequence of the restatements, equity shareholders’ funds has been increased by £52.25 million as at 31st December, 2002 and by nil as at 31st December, 2001. The restatements have no effect on the consolidated net loss or net cashflows in the years ended 31st December, 2002, 2001 and 2000.

Under US GAAP the net impact of the restatements is to increase shareholders’ equity by £64.9 million and £14.2 million at 31st December, 2002 and 2001 respectively and to increase/(reduce) the net loss by £2.1 million, (£2.8 million) and nil in the years ended 31st December, 2002, 2001 and 2000.

The change in equity shareholders’ funds as at 31st December, 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. This related to a draw down made in December, 2002 under the terms of a letter of credit established by AES Corporation. AES Corporation has subsequently confirmed that it had waived any rights to repayment against the company in respect of the draw down in a letter dated 25th January, 2002. Accordingly, the amount has been reclassified into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively as at 31st December, 2002.

The balance sheet as at 31st December, 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year (note 15).

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31st December, 2002 and 2001. In the profit and loss account the amortisation of deferred financing costs has been reclassified from administrative expenses to interest payable and similar charges. The classification of cash flows has also been amended for the years ended 31st December, 2002, 2001 and 2000 to reflect this change in presentation.

The restatements of the balance sheets as of 31st December, 2002 and 2001 and of the profit and loss accounts for the years ended 31st December, 2002, 2001 and 2000 are as follows:

	As reported
	in financial		As reported
	statements		in these
	dated 14 May		financial
	2003	Restatements	statements
	£’000	£’000	£’000

Balance sheet as of 31 December 2002
Fixed assets	1,083,118	—	1,083,118
Current assets	630,738	(381,994)	248,744
Creditors: amounts falling due within one year	(122,351)	(1,690,756)	(1,813,107)
Creditors: amounts falling due after more than one year	(2,125,368)	2,125,000	(368)
Provisions	(16,878)	—	(16,878)

Net liabilities	(550,741)	52,250	(498,491)

Deficit on equity shareholders’ funds	(550,741)	52,250	(498,491)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

	As reported
	in financial		As reported
	statements		in these
	dated 14 May		financial
	2003	Restatements	statements
	£’000	£’000	£’000

Balance sheet as of 31 December 2001
Fixed assets	1,734,855	—	1,734,855
Current assets	700,458	(400,520)	299,938
Creditors: amounts falling due within one year	(92,482)	—	(92,482)
Creditors: amounts falling due after more than one year	(2,314,644)	400,520	(1,914,124)
Provisions	(17,388)	—	(17,388)

Net assets	10,799	—	10,799

Equity shareholders’ funds	10,799	—	10,799

Profit and loss account for the year ended 31 December 2002
Turnover	524,831	—	524,831
Cost of sales	(219,462)	—	(219,462)
Administrative expenses	(904,526)	4,646	(899,880)
Interest receivable and similar income	23,548	—	23,548
Interest payable and similar charges	(175,442)	(4,646)	(180,088)
Tax on (loss) / profit on ordinary activities	510	—	510

Loss on ordinary activities after taxation	(750,541)	—	(750,541)

Profit and loss account for the year ended 31 December 2001
Turnover	586,103	—	586,103
Cost of sales	(267,204)	—	(267,204)
Administrative expenses	(175,795)	4,776	(171,019)
Interest receivable and similar income	14,937	—	14,937
Interest payable and similar charges	(166,011)	(4,776)	(170,787)
Tax on (loss) / profit on ordinary activities	(10,885)	—	(10,885)

Loss on ordinary activities after taxation	(18,855)	—	(18,855)

Profit and loss account for the year ended 31 December 2000
Turnover	622,776	—	622,776
Cost of sales	(278,218)	—	(278,218)
Administrative expenses	(170,105)	3,959	(166,146)
Interest receivable and similar income	11,862	—	11,862
Interest payable and similar charges	(152,365)	(3,959)	(156,324)
Tax on (loss) / profit on ordinary activities	(22,435)	—	(22,435)

Profit on ordinary activities after taxation	11,515	—	11,515

The restatement of cash flows for the years ended 31st December, 2002, 2001 and 2000 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £19.4 million, £10.3 million and £2.5 million respectively. These adjustments are offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

Restatement of US GAAP reconciliations

	2002	2001	2000
	£’000	£’000	£’000

Net income/(loss) under US GAAP
As previously reported	(106,270)	22,435	62,986
US GAAP adjustments
Dividends paid(1)	—	—	14,000
Deferred taxation(2)	(3,871)	5,195	—
Derivatives and hedging activities(3)	13,155	(5,553)	—

As restated	(96,986)	22,077	76,986

	2002	2001
	£’000	£’000

Shareholders’ equity under US GAAP
As previously reported	585,691	508,378
Increase in equity shareholders’ funds under UK GAAP as described above	52,250	—
US GAAP adjustments
Deferred taxation(2)	19,620	14,680
Additional minimum pension liability(4)	(10,800)	—
Derivatives and hedging activities(3)	8,063	(5,890)

As restated	654,824	517,168

(1)	Under UK GAAP, dividends are shown as a deduction on the face of the profit and loss account, whereas under US GAAP, dividends are deducted directly from shareholders’ equity. As previously reported, the US GAAP reconciliation had started with the net income/(loss) as reported under UK GAAP, after deducting dividends. This adjustment is necessary to start the reconciliation with net income/(loss) before dividends, in order to conform with standard United States practice.

(2)	These adjustments are necessary to reflect the deferred tax effect of the US GAAP adjustments made in respect of derivative instruments and hedging activities and the additional minimum pension liability.

(3)	This adjustment is required to recognise foreign exchange gains and losses arising on debt denominated in US$ when it is retranslated at the spot rate on the balance sheet date. Under UK GAAP, debt hedged by currency swaps is translated at the hedged rate.

(4)	The additional minimum pension liability had been previously reported in the US GAAP reconciliation disclosures, but had been omitted from the reconciliation of shareholders’ equity.

29.    POST BALANCE SHEET EVENTS

Standstill Arrangements with certain Senior Creditors

Drax has been operating under Standstill Arrangements with certain of its senior creditors since 12th December, 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Eurobond Trustee and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31st May, 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Eurobond Trustee and the Ad Hoc Bond Committee. This agreement became effective on 9th October, 2003 and will expire on 31st December, 2003.

Under the Standstill Arrangements, the Eurobond Trustee and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

consent rights of various parties to the arrangements, are available to provide credit support to electricity counterparties and for working capital needs.

This matter is discussed more fully in Note 1, Basis of Preparation and Accounting Policies.

AES Corporation

Based on negotiations through the end of June, 2003, Drax Holdings, AES Corporation, the Eurobond Trustee, the Bank Steering Committee (as the secured creditors of InPower) and the Ad Hoc Bond Committee reached agreement on more detailed terms of the restructuring, and each of the Bank Steering Committee and the Ad Hoc Bond Committee, Drax and AES Corporation indicated their support for a restructuring to be implemented based upon the proposed restructuring terms (the Restructuring Proposal).

On 23rd July, 2003, Drax received a letter from IPR, pursuant to which it offered to replace AES Corporation in the restructuring and to purchase certain debt to be issued in the restructuring described in the Restructuring Proposal (the International Power Proposal).

On 28th July, 2003, AES Corporation sent a letter to the Bank Steering Committee (as the secured creditors of InPower) and the Ad Hoc Bond Committee and to Drax Holdings indicating that AES Corporation would withdraw its support for, and participation in, the restructuring unless each member of the Bank Steering Committee (as the secured creditors of InPower) and the Ad Hoc Bond Committee met certain conditions by no later than 5th August, 2003.

On 30th July, 2003, the directors of Drax Holdings and Drax Power appointed Gordon Horsfield and Gerald Wingrove as directors of Drax Holdings and Drax Power. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to Drax Holdings.

On the evening of 5th August, 2003 AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of Drax Holdings and Drax Power and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Energy) (with their resigning from Drax Acquisition, Drax Electric and Drax Limited on 8th August, 2003). Accordingly, the boards of each of Drax Holdings and Drax Power now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of Drax Electric and Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of Drax Acquisition comprises Gordon Horsfield and Gerald Wingrove.

As a consequence of the withdrawal of support by AES Corporation, the company has written down amounts due from another Group company of £68.5 million in the third quarter of 2003.

On 14th August, 2003, Drax received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the restructuring in place of AES Corporation.

On 19th August, 2003, Drax received a letter from IPR, pursuant to which it revised the International Power Proposal.

On 21st August, 2003, Drax received a letter from BHP Billiton plc in respect of the restructuring.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 1: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE TWO YEARS ENDED

31ST DECEMBER, 2002 IN RESPECT OF DRAX HOLDINGS

On 30th August, 2003, Drax announced that, following a period of intensive discussions with IPR, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of Drax, Drax entered into an exclusive arrangement with IPR on the basis of a revised offer received from IPR on 30th August, 2003 to participate in the restructuring.

On 3rd October, 2003, AES Drax Power Limited’s name was changed to Drax Power Limited, AES Drax Limited’s name was changed to Drax Limited, AES Drax Electric Limited’s name was changed to Drax Electric Limited and AES Drax Holdings Limited’s name was changed to Drax Holdings Limited.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 2
UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003
IN RESPECT OF DRAX HOLDINGS

The following financial information has been extracted, without material adjustment, from the unaudited consolidated financial statements of Drax Holdings included on its Form 6-K filed with the SEC on 10th November, 2003 incorporating balance sheets as of 30th September, 2003 and 31st December, 2002, the related profit and loss accounts and statements of total recognised gains and losses for the three months and nine months ended 30th September, 2003 and 2002 respectively and cash flows for the nine months ended 30th September, 2003 and 2002 respectively.

The financial information was prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

Consolidated Profit and Loss Account

Periods ended 30 September 2003

	Three months ended		Nine months ended

		As restated		As restated
	30 September	30 September	30 September	30 September
	2003	2002	2003	2002
	£’000	£’000	£’000	£’000

TURNOVER — continuing operations	88,967	112,291	318,314	387,170
Cost of sales	(61,655)	(39,422)	(204,617)	(149,858)

GROSS PROFIT	27,312	72,869	113,697	237,312
Administrative expenses	(123,188)	(48,961)	(207,967)	(136,241)

OPERATING (LOSS)/PROFIT — continuing activities	(95,876)	23,908	(94,270)	101,071
Interest receivable and other income	6,132	5,027	17,596	17,800
Interest payable and similar charges	(45,085)	(45,109)	(137,790)	(135,554)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(134,829)	(16,174)	(214,464)	(16,683)
Tax on loss on ordinary activities	12,422	148	9,955	(9,124)

RETAINED LOSS FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(122,407)	(16,026)	(204,509)	(25,807)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial periods other than as stated in the profit and loss account. Therefore, no statement of total recognised gains and losses has been presented.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 2: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF DRAX HOLDINGS

Consolidated Balance Sheet

As at 30 September 2003

			As restated
		30 September	31 December
		2003	2002
	Note	£’000	£’000

FIXED ASSETS
Tangible assets		1,066,784	1,083,118

CURRENT ASSETS
Stocks		30,837	31,327
Debtors		50,935	132,397
Cash at bank and in hand		125,657	85,020

		207,429	248,744
CREDITORS: amounts falling due within one year	2	(1,907,746)	(1,813,107)

NET CURRENT (LIABILITIES)/ASSETS		(1,700,317)	(1,564,363)

TOTAL ASSETS LESS CURRENT LIABILITIES		(633,533)	(481,245)
CREDITORS: amounts falling due after more than one year		(896)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(16,321)	(16,878)

		(650,750)	(498,491)

CAPITAL AND RESERVES
Called up share capital		20,051	20,051
Capital reserve	2	104,500	52,250
Profit and loss account		(775,301)	(570,792)

TOTAL SHAREHOLDERS’ DEFICIT		(650,750)	(498,491)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 2: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF DRAX HOLDINGS

Consolidated Cash Flow Statement

Nine months ended 30 September 2003

			As restated
		Nine months	Nine months
		ended	ended
		30 September	30 September
		2003	2002
	Note	£’000	£’000

Net cash inflow from operating activities	2	73,291	146,369

Returns on investments and servicing of finance
Interest received	2	4,294	3,260
Interest paid		(93,967)	(92,360)

Net cash outflow from returns on investments and servicing of finance		(89,673)	(89,100)

Taxation		12,937	(3,460)

Capital expenditure
Payments to acquire tangible fixed assets		(8,168)	(5,282)

Cash (outflow)/inflow before use of liquid resources and financing		(11,613)	48,527
Management of liquid resources
Increase in restricted cash deposits		(13,430)	(275)
Financing
Funding of capital reserve		52,250	—

Increase in cash in the period		27,207	48,252

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 2: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF DRAX HOLDINGS

NOTES TO THE ACCOUNTS

Nine months ended 30 September 2003

1.     BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Holdings and its subsidiaries. Intercompany transactions and balances have been eliminated.

In Drax Holdings’ opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine months ended 30th September, 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30th September, 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to Drax Holdings’ Form 20-F for the year ended 31st December, 2002 filed with the SEC on 16th May, 2003, as amended by the Form 20-F/A filed with the SEC on 10th November, 2003.

Following the termination of the TXU Contract and the appointment of joint administrators for TXU EET and TXU Group on 18th and 19th November, 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30th June, 2002, were below the threshold required to permit distributions. As a result, Drax Power was not permitted to make distributions to AES Energy to permit interest due on the High Yield Notes to be paid on 30th August, 2002. AES Corporation, however, made a contribution to AES Energy which together with amounts then held in the High Yield Note debt service reserve account was sufficient to make the payments then due. At the time AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvements in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30th June to 31st December, 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31st December, 2002.

Moreover, there were insufficient funds remaining in the High Yield Note debt service reserve account to cover such payments. AES Energy was unable to pay the interest due on the notes on time at the end of February, 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax Group and Drax Acquisition (for the purposes of this Appendix, collectively Drax or the Group) has been operating under standstill arrangements (the Standstill Arrangements) with certain of its senior creditors since 12th December, 2002. The purpose of the Standstill Arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The Eurobond Trustee and the Senior Bondholders have agreed to waive certain events of default under the Eurobonds or the Senior Bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31st May, 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under the Long Term Standstill Agreement, agreed with the Eurobond Trustee and the Ad Hoc Bond Committee. This agreement became effective on 9th October, 2003 and will expire on 31st December, 2003 unless terminated earlier or extended in accordance with its terms.

Under the Standstill Arrangements, the Eurobond Trustee and Senior Bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of various parties to the arrangements, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 2: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF DRAX HOLDINGS

The directors of the company believe that the Standstill Arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

2.     PRIOR PERIOD ADJUSTMENTS

The change in equity shareholders’ funds as at 31st December, 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years.

The balance sheet as at 31st December, 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 31st December, 2002. The classification of cash flows has also been amended for the period ended 30th September 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the period ended 30th September 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior years.

The restatement of cash flow for the nine months ended 30th September, 2002 also relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by a corresponding change to the reported net cash inflow from operating activities and there is no effect on the consolidated net cashflows in either the current or prior years.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 3
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED

The unaudited pro-forma financial information for Drax Holdings below is based on the unaudited UK GAAP consolidated balance sheet of Drax Holdings as at 30th September, 2003 as set out in Appendix 2.

The unaudited pro-forma financial information for Drax Group Limited is based on assets of £0.00001 and issued share capital of 1 ordinary share of £0.00001 as described in Part E, Section 1.

The unaudited pro-forma financial information for Drax Holdings has been prepared to illustrate the effect of the Drax Holdings Scheme and InPower Scheme as if they had been completed at that date. The unaudited pro-forma financial information for Drax Group Limited has been prepared to illustrate the effect of the Drax Holdings Scheme and InPower Scheme as if they had been completed at that date.

No adjustments have been made to reflect any transactions other than as described in this Appendix. In particular, no account has been taken for any subsequent transactions including, but not limited to, trading activities and finance costs, and the impact such transactions will have on the consolidated balance sheets.

The unaudited pro-forma information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the consolidated balance sheets which would have been reported if they had been drawn up on the effective date of the transactions.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 3: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED

Consolidated Balance Sheets

As at 30 September 2003

		Drax
		Holdings			Drax		Pro-forma
	Drax	Scheme		Pro-forma	Group		Drax
	Holdings	Adjustments		Drax	Limited		Group
	a	b		Holdings	Adjustments		Limited
	£’000	£’000		£’000	£’000		£’000

FIXED ASSETS
Goodwill	—	—		—	98,779	i	98,779
Tangible fixed assets	1,066,784	—		1,066,784	—		1,066,784

	1,066,784	—		1,066,784	98,779		1,165,563

CURRENT ASSETS
Stocks	30,837	—		30,837	—		30,837
Debtors	50,935	(3,451)	c	47,484	10,226	i	57,710
Cash at bank and in hand	125,657	(57,736)	d	67,921	—		67,921

	207,429	(61,187)		146,242	10,226		156,468
CREDITORS: amounts falling due within one year	(1,907,746)	1,849,242	e	(58,504)	—		(58,504)

Net current (liabilities)/ assets	(1,700,317)	1,788,055		87,738	10,226		97,964

Total assets less current liabilities	(633,533)	1,788,055		1,154,522	109,005		1,263,527
CREDITORS: amounts falling due after more than one year	(896)	(1,855,323)	f	(1,856,219)	617,803	i	(1,238,416)
Provisions for liabilities and charges	(16,321)	16,211	g	(110)	(25,000)	i	(25,110)

NET (LIABILITIES)/ ASSETS	(650,750)	(51,057)		(701,807)	701,808		1

CAPITAL AND RESERVES
Called up share capital	20,051	—		20,051	(20,050)	j	1
Capital reserve	104,500	—		104,500	(104,500)	k	—
Profit and loss account	(775,301)	(51,057)	h	(826,358)	826,358	k	—

(DEFICIT ON) EQUITY SHAREHOLDERS’ FUNDS	(650,750)	(51,057)		(701,807)	701,808		1

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 3: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED

NOTES TO THE UNAUDITED PRO-FORMA CONSOLIDATED BALANCE SHEETS

Drax Holdings Scheme Adjustments

a.	The consolidated balance sheet information for Drax Holdings as at 30th September, 2003 has been extracted without adjustment from the unaudited financial information as set out in Appendix 2.

b.	The adjustments in relation to the Drax Holdings Scheme illustrated below show the estimated effect only of the proposed transactions envisaged by the Drax Holdings Scheme as if they had occurred on 30th September, 2003. For the purpose of this illustration it has been assumed that £30,000,000 of Actual Project Funds will be available for the A Cash Election. Amounts as at 30th September, 2003 have been converted into sterling at an illustrative exchange rate of $1.66 to £1.

c.	The net adjustment of £3,451,000 to Debtors relates to swap amounts receivable of £8,578,000 written off upon amendment of the Harich Swaps and the write off of prepaid facility fees of £543,000, offset by tax recoverable of £5,670,000 arising on pro-forma adjustments.

d.	The adjustment of £57,736,000 to Cash at bank and in hand relates to the cash payments of £30,000,000 to be made under the A Cash Election, to a payment of £14,104,000 to fund interest payments by InPower 2 and to the payment of expenses estimated to be £13,632,000 as described in the Restructuring Date Waterfall in Appendix 10, Part B.

e.	The adjustment of £1,849,242 to Creditors: Amounts falling due within one year relates to the following items:

£’000

Reclassification of original Eurobond as long term
— Principal	1,725,000
— Prepaid coupons	(276,589)
Revaluation of Dollar-Denominated Senior Bonds following the termination of Currency Hedging Transactions	17,831
Cancellation of Senior Bonds	382,169
Reduction in interest accruals following payments to InPower 2	40,550
Accrued interest on Additional Eurobonds	(6,429)
Write-off of deferred finance costs	(33,290)

1,849,242

f.	The adjustment of £1,855,323,000 to Creditors: Amounts falling due after more than one year relates to the following items:

£’000

Reclassification of Eurobonds as long-term following the Restructuring
— Principal	(1,725,000)
— Prepaid coupons	276,589
Principal amount of new debt to be issued:
— B Facility Eurobonds	(338,400)
— Further Eurobonds	(94,447)
— Reduction on A Cash Election	8,650
Expenses carried forward as deferred finance costs	13,632
Increase in prepaid coupons	3,653

(1,855,323)

g.	The adjustment of £16,211,000 to Provisions relates to the tax effect of pro-forma adjustments.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 3: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED

h.	The adjustment to the profit and loss account of £51,057,000 relates to the following items:

£’000

Termination of Interest Hedging Transactions and Currency Hedging Transactions	(68,123)
Revaluation of Dollar-Denominated Senior Bonds following the termination of Currency Hedging Transactions	17,831
Net exceptional finance costs on the Restructuring	(22,646)
Tax effect of pro-forma adjustments at 30%	21,881

(51,057)

Drax Group Limited Adjustments

i.	The adjustments of £98,779,000 to Goodwill, £10,226,000 to Debtors, £617,803,000 to Creditors: amounts falling due after more than one year and £25,000,000 to Provisions relate to illustrative acquisition accounting entries in respect of the acquisition of Drax Holdings by Drax Intermediate Holdings Limited, a subsidiary of Drax Group Limited.

The following pro forma acquisition adjustments as at 30th September, 2003 have been included solely for the purpose of illustrating the potential acquisition adjustments that may be required and should not be considered as representing the actual acquisition and fair value adjustments that will be recorded. In particular, no fair value has been assigned to the TXU Claim for the purpose of this illustration nor have any fair value adjustments been assessed in respect of tangible fixed assets or stocks.

The illustrative revaluation of £626,890,000 to the carrying value of debt represents the difference between the pro forma debt excluding deferred finance costs of Drax Holdings of £1,868,955,000 compared with the aggregate amount of A1 Debt, A2 Debt, A3 Debt and B Debt of £1,242,065,000 following the A Cash Election.

The illustrative £9,087,000 fair value adjustment relating to the Restructured Hedging is based on the Restructured Hedging Amount. The illustrative adjustment of £25,000,000 relating to pensions is based on the deficit disclosed in the financial information of Drax Holdings as at 31st December, 2002 included in Appendix 1. The illustrative adjustment of £10,226,000 relating to tax recoverable is based on the tax effect of the above illustrative adjustments, applying a tax rate of 30%.

£’000

Illustrative acquisition adjustments in respect of:
Consolidation adjustment to debt	626,890
Restructured Hedging Amount	(9,087)

617,803
Pensions	(25,000)
Deferred tax on illustrative fair value adjustments at 30%	10,226

Illustrative acquisition adjustments	603,029
Pro-forma book value of assets and liabilities acquired	(701,807)

Illustrative pro-forma fair value of assets and liabilities acquired	(98,778)
Nominal value of shares issued by Drax Group Limited	1

Illustrative pro-forma goodwill arising on the acquisition	98,779

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 3: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF DRAX HOLDINGS AND DRAX GROUP LIMITED

j.	The adjustment of £20,050,000 to share capital represents the elimination on consolidation of the share capital of £20,051,000 of Drax Holdings and the issue of shares of approximately £1,000 by Drax Group Limited as described in Section 10 of Part C.

k.	The adjustments of £104,500,000 to the capital reserve and £826,358,000 to the profit and loss account represents the elimination on consolidation of pre-acquisition consolidated reserves of Drax Holdings.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4
AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE
TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

The following financial information has been extracted, without material adjustment other than the use of certain defined terms in order to conform this Appendix with the rest of the Scheme Document, from the audited consolidated financial statements of InPower incorporating balance sheets as of 31st December, 2002 and 2001 and the related profit and loss accounts, statements of total recognised gains and losses and cash flows for the two years in the period ended 31st December, 2002.

The financial information was prepared in accordance with UK GAAP.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2002

		Year ended	Year ended
		31 December	31 December
	Notes	2002	2001

		£	£
INCOME:
Eurobond Coupons receivable	1	77,687,362	108,457,362
InPower Harich Swap amounts receivable	1	55,085,103	67,223,998
Amounts receivable under indemnities	8	68,937	92,061
Accretion of deferred income	1	12,559	11,833
Deposit interest receivable	1	4,869	6,665

		132,858,830	175,791,919

EXPENDITURE:
Bank Loan interest payable	1	55,154,040	67,316,059
InPower Harich Swap amounts payable	1	49,592,362	76,742,362
Amortisation of fixed asset investments	1	28,055,000	31,675,000
Mourant & Co. — Administration fees		23,108	21,514
Directors’ fees		6,000	6,000
Audit fees		3,662	3,500
Annual filing fee		260	260
Exempt company fee	7	1,200	1,200
Banking fees		3,000	—
Other expenses		—	3,230

		132,838,632	175,769,125

PROFIT FOR THE YEAR		20,198	22,794
BALANCE BROUGHT FORWARD		23,117	323

BALANCE CARRIED FORWARD		43,315	23,117

Recognised gains and losses

There are no recognised gains and losses other than the profit attributable to shareholders of InPower of £20,198 for the year ended 31st December, 2002 and the profit of £22,794 for the year ended 31st December, 2001.

All income and expenditure relates to continuing activities.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2002

		31	31
		December	December
	Notes	2002	2001

		£	£
FIXED ASSETS
Investment	2	762,915,000	811,785,000

CURRENT ASSETS
Investment	2	79,640,000	58,825,000
Cash at bank	3	209,514	207,149

		79,849,514	59,032,149

CREDITORS: (Amounts falling due within one year)
Creditors	4	166,189	184,022
Bank Loan	5	79,640,000	58,825,000

		79,806,189	59,009,022

NET CURRENT ASSETS		43,325	23,127

TOTAL ASSETS LESS CURRENT LIABILITIES		762,958,325	811,808,127

CREDITORS: (Amounts falling due after more than one year)
Bank Loan	5	762,915,000	811,785,000

TOTAL NET ASSETS		43,325	23,127

CAPITAL AND RESERVES
Called up share capital	6	10	10
Profit and loss account		43,315	23,117

		43,325	23,127

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

	Year ended	Year ended
	31 December	31 December
	2002	2001

	£	£
Net cash flow from operating activities	2,365	22,751
Returns on investments and servicing of finance
Eurobond amounts amortised	28,055,000	31,675,000

Net cash outflow before use of liquid resources and financing	28,057,365	31,697,751
Financing
Bank Loan repayments made	(28,055,000)	(31,675,000)

Increase in cash	2,365	22,751

	Year ended	Year ended
	31 December	31 December
	2002	2001

	£	£
Movement in cash in the year	2,365	22,751
Bank Loan repayments made	28,055,000	31,675,000
Net debt as at 1st January	(870,402,851)	(902,100,602)

Net debt as at 31st December	(842,345,486)	(870,402,851)

RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Year ended	Year ended
	31 December	31 December
	2002	2001

	£	£
Profit for the year	20,198	22,794
Decrease in debtors	—	2,015
Decrease in creditors	(17,833)	(2,058)

Net cash flow from operating activities	2,365	22,751

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

1.     ACCOUNTING POLICIES

These financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the Island of Jersey, incorporating United Kingdom Accounting Standards.

Fundamental uncertainty and basis of preparation

Reference is made to the standstill arrangements, described at note 2 to these accounts. The directors believe that until such time as the negotiations, being conducted between Drax Holdings and its senior creditors during the standstill period, have been concluded and a consensual plan for the restructuring of the debt obligations of Drax Holdings agreed and implemented, fundamental uncertainty remains regarding the long term ability of Drax Holdings to finance its interest payment obligations to InPower in relation to the Eurobonds.

Depending upon the outcome of the negotiations, the carrying value of the Eurobonds may need to be reassessed in the context of an impairment review under Financial Reporting Standard 11.

Given the limited recourse nature of the structure, whereby the liability of InPower to pay principal and interest on the Bank Loan is limited in accordance with the terms of the Facility Agreement to amounts receivable by InPower under the Eurobonds and the InPower Harich Swap (if any) (Note 2), the directors do not consider that there is residual risk of insolvency for InPower, and have elected to continue to prepare the accounts on a going concern basis.

Should an impairment review be deemed necessary, there may be material adjustments to recorded values of assets and liabilities.

Consolidation

The consolidated financial statements include the financial statements of InPower and its subsidiary undertaking.

Investment

The right to receive Eurobond Coupons is stated at hedged value less amounts amortised to the profit and loss account, at the balance sheet date.

InPower Harich Swap amounts receivable, InPower Harich Swap amounts payable, Eurobond Coupons receivable and Bank Loan interest payable

InPower Harich Swap amounts receivable, InPower Harich Swap amounts payable, Eurobond Coupons receivable and Bank Loan payable are brought into account on an accruals basis.

Deposit interest and amounts receivable under indemnities

Deposit interest and amounts receivable under indemnities are brought into account on an accruals basis. However, there were no material accruals in the current or prior year.

Deferred income

Deferred income is accreted on a straight line basis over the life of the Eurobonds.

Eurobond amortisation

The Eurobonds are amortised over the expected their expected economic life. The amortisation charge being written off through the profit and loss account.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

2.     INVESTMENTS

	31 December	31 December
	2002	2001

	£	£
Right to receive Eurobond Coupons
Drax Holdings:-
Opening balance on Eurobonds	870,610,000	902,285,000
Amortised during the year	28,055,000	31,675,000

	842,555,000	870,610,000

Eurobonds to be amortised within one year	79,640,000	58,825,000

Eurobonds to be amortised in more than one year	762,915,000	811,785,000

InPower holds the Eurobonds, issued by Drax Holdings, with a nominal value of £1.725 billion due 30th June, 2015. The Eurobonds bear interest at 8.86 per cent., payable semi-annually in arrears, on 30th June and 31st December in each year. The Eurobonds are guaranteed by Drax Limited, AES Financing and Drax Acquisition.

InPower has entered into the InPower Harich Swap, under which InPower pays fixed rate interest to Harich and Harich pays floating rate interest to InPower.

Cash flows from the Eurobonds (interest only) and the InPower Harich Swap have been set at a level that will enable InPower to service capital and interest payments on the Bank Loan (see Note 5). As a result the Eurobonds together with the associated InPower Harich Swap were attributed with an initial balance sheet carrying value equivalent to the initial amount borrowed under the Bank Loan. The carrying value of the Eurobonds is subject to amortisation in line with the pattern of capital repayments under the Bank Loan and is split between fixed assets (£762,915,000) and current assets (£79,640,000) in line with the classification of the Bank Loan.

InPower has assigned the rights to receive the maturity proceeds on the Eurobonds to its wholly owned subsidiary, BondPower. As consideration, BondPower has accepted the novation of InPower’s remaining obligations under the Advance Purchase Agreement (as defined below) and the Advance Sale Agreement (as defined below). The transactions have been treated as off balance sheet in the accounts of BondPower as the company will not at any point have any beneficial interest in future assets or liabilities. As a result, the Eurobonds have been amortised over their life, the amortisation charge being written off through the profit and loss account.

InPower has also entered into an agreement to subscribe for preference shares in Drax Holdings on 30th June, 2015 (the Advance Purchase Agreement). The agreed subscription price on 30th June, 2015 amounts to £1.725 billion.

InPower has also entered into an agreement with Drax Acquisition to sell the preference shares in Drax Holdings immediately after subscription (the Advance Sale Agreement). The advance proceeds in respect of this sale (amounting to £425 million) have already been received by InPower.

Due to short term restructuring of the debt of Drax Holdings, according to the Drax standstill agreement, InPower entered into a standstill agreement, the InPower Standstill Agreement, on 12th December, 2002 under which all capital repayments on the Bank Loan were not enforced prior to the 31st May, 2003. Interest repayments were not affected by the InPower Standstill Agreement. InPower also entered into a further InPower Standstill Agreement, the Further Standstill Agreement, on 5th June, 2003 pursuant to which the existing standstill arrangements are extended to 30th June, 2003, and provision is made for this period to be extended further, subject to agreement by all parties thereto.

As a result of the above the directors have elected to reduce the amortisation charge for the year to match the capital repayments which were made by InPower in June, 2002. The capital repayment due in December,

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

2002 may take place in June, 2003, subject to the outcome of a restructuring which is currently being negotiated with the Senior Banks and AES Corporation.

3.     CASH AT BANK

	31 December	31 December
	2002	2001

	£	£
JPMorgan Chase Bank — £ Pledged Account	21,010	20,553
JPMorgan Chase Bank — £ Operating Account	188,504	186,596

	209,514	207,149

4.     CREDITORS (amounts falling due within one year)

	31 December	31 December
	2002	2001

	£	£
Deferred income — provision for future expenses	141,274	153,833
Administration expenses	13,415	21,189
Directors’ remuneration payable	6,000	6,000
Audit fees payable	2,500	3,000
Banking fees payable	3,000	—

	166,189	184,022

5.     BANK LOAN

	31 December	31 December
	2002	2001

	£	£
Opening loan balance	870,610,000	902,285,000
Amount repaid during the year	28,055,000	31,675,000

	842,555,000	870,610,000

Amounts due within one year	79,640,000	58,825,000

Amounts due after more than one year	762,915,000	811,785,000

The Bank Loan was £1,300,000,000 and was provided for the sole purpose of funding part of InPower’s investment in Drax Holdings, by subscribing for the Eurobonds, in accordance with the Eurobond subscription agreement. The Bank Loan is scheduled to be fully repaid on 30th June, 2015. The Bank Loan is repaid in semi-annual instalments, every 30th June and 31st December, the repayment amounts are percentages agreed by InPower, and are clearly set out in schedule 5 to the Facility Agreement.

Interest is paid semi-annually, every 30th June and 31st December, commencing on 30th June, 2000. The Bank Loan bears interest at a variable rate of the applicable LIBOR rate plus a margin. The margin is equal to the lower

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

of 3 per cent. and a rate linked to the credit rating assigned to the Eurobonds by rating agents, according to the schedule below:

Relevant Credit Rating	Margin

BBB+ or above	1.50 per cent.
BBB	1.65 per cent.
BBB-	1.80 per cent.
BB+	2.20 per cent.
BB	2.60 per cent.
BB- or below	3.00 per cent.

InPower has charged its assets to JPMorgan Chase Bank (as Bank Security Trustee) as security for its obligations under the Facility Agreement.

As stated in note 2, InPower has entered into a standstill agreement.

6.     CALLED UP SHARE CAPITAL

	31 December	31 December
	2002	2001

	£	£
AUTHORISED:
10,000 ordinary shares of £1 each	10,000	10,000

ISSUED AND FULLY PAID:
10 ordinary shares of £1 each	10	10

7.     TAXATION

InPower and its subsidiary have both been granted exempt status for Jersey taxation purposes and therefore only suffer an annual exempt company fee of £600 each.

8.     AMOUNTS RECEIVABLE UNDER INDEMNITIES

Under the subscription agreement for the Eurobonds dated 30th November, 1999, InPower (as subscriber) has obtained the benefit of an indemnity under which Drax Holdings (as issuer of the Eurobonds) has undertaken to pay, amongst other things, the ongoing fees payable by InPower under the Facility Agreement and certain mandatory costs, which form a portion of the interest payments due under the Facility Agreement.

9.    HOLDING STRUCTURE

InPower is owned by Mourant & Co. Trustees Limited, as trustee of the Lion Trust. In the opinion of the directors there is no ultimate controlling party since the criteria contained within the definition of “control” in Financial Reporting Standard 8 are not satisfied by any one party.

10.    RELATED PARTY TRANSACTIONS

J.A.J. Chapman is a partner in the Mourant Group, affiliates of which provide ongoing legal advice and administrative services to InPower at normal commercial rates.

11.    FINANCIAL INSTRUMENTS

Interest rate risk

InPower’s obligations to pay variable rate interest under the Facility Agreement are exactly matched by the fixed rate interest receivable on the Eurobonds together with the net payments receivable/ payable under the InPower

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 4: AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE

TWO YEARS ENDED 31ST DECEMBER, 2002 IN RESPECT OF INPOWER

Harich Swap. This arrangement ensures that InPower is always able to meet its interest liabilities under the Facility Agreement. Accordingly, the directors believe that there is no material interest rate risk to InPower.

Currency risk

All of the InPower’s material assets and liabilities are denominated in sterling. The directors therefore believe there is no material currency risk to InPower.

Credit risk

It is possible that the issuer of the Eurobonds could default on its obligations to InPower, which in turn would result in InPower being unable to meet its obligations. The directors are not aware of anything to suggest an impending potential default by this party.

Liquidity risk

The timing of material interest and principal payables due by InPower is matched exactly by the timing of material interest and principal receivables due by InPower. The directors believe that InPower is not exposed to liquidity related risks.

Fair values

Given the nature of the transactions, as described under note 2 and note 6, the directors believe that the aggregate fair value of its financial assets and liabilities is matched to the aggregate book value.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5
UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003
IN RESPECT OF INPOWER

The following financial information has been extracted, without material adjustment other than the use of certain defined terms in order to conform this Appendix with the rest of the Scheme Document, from the unaudited consolidated financial statements of InPower incorporating balance sheets as at 30th September, 2003 and 31st December, 2002, the related profit and loss accounts, statements of total recognised gains and losses and cash flows for the nine months in the period ended 30th September, 2003 and the year ended 31st December, 2002 respectively.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE PERIOD 1 JANUARY 2003 TO 30 SEPTEMBER 2003

		Nine months
		ended	Year ended
		30 September	31 December
	Notes	2003	2002

		£	£
INCOME:
Eurobond Coupons receivable	1	43,785,522	77,687,362
InPower Harich Swap amounts receivable	1	39,828,383	55,085,103
Amounts receivable under indemnities	9	62,169	68,937
Accretion of deferred income	1	9,421	12,559
Deposit interest receivable	1	3,375	4,869
Reimbursement of expenses received		313,151	—

		84,002,021	132,858,830

EXPENDITURE:
Bank Loan interest payable	1	39,890,551	55,154,040
InPower Harich Swap amounts payable	1	43,755,522	49,592,362
Amortisation of fixed asset investments	1	—	28,055,000
Mourant & Co. — Administration fees		38,315	23,108
Directors’ fees		3,750	6,000
Audit fees		2,530	3,662
Annual filing fee		300	260
Exempt company fee	8	1,200	1,200
Banking fees		2,250	3,000
Professional fees		313,151	—

		84,007,569	132,838,632

(LOSS)/PROFIT FOR THE PERIOD/YEAR		(5,548)	20,198
BALANCE BROUGHT FORWARD		43,315	23,117

BALANCE CARRIED FORWARD		37,767	43,315

Recognised gains and losses

There are no recognised gains and losses other than the loss attributable to shareholders of InPower of £5,548 for the period ended 30th September, 2003 and the profit of £20,198 for the year ended 31st December, 2002.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

CONSOLIDATED BALANCE SHEET

AS AT 30 SEPTEMBER 2003

		30 September	31 December
	Notes	2003	2002

		£	£
FIXED ASSETS
Investment	2	732,145,000	762,915,000

CURRENT ASSETS
Investment	2	110,410,000	79,640,000
Debtors	3	29,766,975	—
Cash at bank	4	187,653	209,514

		140,364,628	79,849,514

CREDITORS: (Amounts falling due within one year)
Creditors	5	29,916,851	166,189
Bank Loan	6	110,410,000	79,640,000

		140,326,851	79,806,189

NET CURRENT ASSETS		37,777	43,325

TOTAL ASSETS LESS CURRENT LIABILITIES		732,182,777	762,958,325

CREDITORS: (Amounts falling due after more than one year)
Bank Loan	6	732,145,000	762,915,000

TOTAL NET ASSETS		37,777	43,325

CAPITAL AND RESERVES
Called up share capital	7	10	10
Profit and loss account		37,767	43,315

		37,777	43,325

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

CONSOLIDATED CASH FLOW STATEMENT

FOR THE PERIOD 1 JANUARY 2003 TO 30 SEPTEMBER 2003

	Nine months
	ended	Year ended
	30 September	31 December
	2003	2002

	£	£
Net cash flow from operating activities	(21,861)	2,365
Returns on investments and servicing of finance
Bond amounts amortised	—	28,055,000

Net cash flow before use of liquid resources and financing	(21,861)	28,057,365
Financing
Loan repayments made	—	(28,055,000)

(Decrease)/Increase in cash	(21,861)	2,365

	Nine months
	ended	Year ended
	30 September	31 December
	2003	2002

	£	£
Reconciliation of net cash flow to movement in net debt
Movement in cash in period/year	(21,861)	2,365
Loan repayments made	—	28,055,000
Net debt as at 1 January	(842,345,486)	(870,402,851)

Net debt as at 30 September/31 December	(842,367,347)	(842,345,486)

RECONCILIATION OF OPERATING LOSS/PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Nine months
	ended	Year ended
	30 September	31 December
	2003	2002

	£	£
(Loss)/Profit for the period/year	(5,548)	20,198
Increase in debtors	(29,766,975)	—
Increase/(Decrease) in creditors	29,750,662	(17,833)

Net cash flow from operating activities	(21,861)	2,365

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

NOTES TO THE UNAUDITED FINANCIAL INFORMATION

FOR THE PERIOD 1 JANUARY 2003 TO 30 SEPTEMBER 2003

1.     ACCOUNTING POLICIES

This unaudited financial information has been prepared under the historical cost convention and in accordance with accounting principles generally accepted in the Island of Jersey, incorporating United Kingdom Accounting Standards.

Fundamental uncertainty and basis of preparation

Reference is made to the standstill arrangements, described at note 2 to these accounts. The directors believe that until such time as the negotiations, being conducted between Drax Holdings and its senior creditors during the standstill period, have been concluded and a consensual plan for the restructuring of the debt obligations of Drax Holdings agreed and implemented, fundamental uncertainty remains regarding the long term ability of Drax Holdings to finance its interest payment obligations to InPower in relation to the Eurobonds.

Depending upon the outcome of the negotiations, the carrying value of the Eurobonds may need to be reassessed in the context of an impairment review under Financial Reporting Standard 11.

Given the limited recourse nature of the structure, whereby the liability of InPower to pay principal and interest on the Bank Loan is limited in accordance with the terms of the Facility Agreement to amounts receivable by InPower under the Eurobonds and the InPower Harich Swap (if any) (Note 2), the directors do not consider that there is residual risk of insolvency for InPower, and have elected to continue to prepare the accounts on a going concern basis.

Should an impairment review be deemed necessary, there may be material adjustments to recorded values of assets and liabilities.

Consolidation

The consolidated financial statements include the financial statements of InPower and its subsidiary undertaking.

Investment

The right to receive the Eurobond Coupons is stated at hedged value less amounts amortised to the profit and loss account, at the balance sheet date.

InPower Harich Swap amounts receivable, InPower Harich Swap amounts payable, Eurobond Coupons receivable and Bank Loan interest payable

InPower Harich Swap amounts receivable, InPower Harich Swap amounts payable, Eurobond Coupons receivable and Bank Loan interest payable are brought into account on an accruals basis.

Deposit interest and amounts receivable under indemnities

Deposit interest and amounts receivable under indemnities are brought into account on an accruals basis. However, there were no material accruals in the current or prior periods.

Deferred income

Deferred income is accreted on a straight line basis over the life of the Eurobonds.

Eurobond amortisation

The Eurobonds are amortised over the expected their expected economic life. The amortisation charge being written off through the profit and loss account.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

2.     INVESTMENTS

	30 September	31 December
	2003	2002

	£	£
Right to receive Eurobonds Coupons Drax Holdings:-
Opening balance on Eurobonds	842,555,000	870,610,000
Amortised during the period	—	28,055,000

	842,555,000	842,555,000

Eurobonds to be amortised within one year	110,410,000	79,640,000

Eurobonds to be amortised in more than one year	732,145,000	762,915,000

InPower holds Eurobonds, issued by Drax Holdings, with a nominal value of £1.725 billion due 30th June, 2015. The Eurobonds bear interest at 8.86 per cent., payable semi-annually in arrears, on 30th June and 31st December in each year. The Eurobonds are guaranteed by Drax Limited, AES Financing and Drax Acquisition.

InPower has entered into the InPower Harich Swap, under which InPower pays fixed rate interest to Harich and Harich pays floating rate interest to InPower.

Cash flows from the Eurobonds (interest only) and the InPower Harich Swap have been set at a level that will enable InPower to service capital and interest payments on the Bank Loan (see note 6). As a result the Eurobonds together with the associated InPower Harich Swap were attributed with an initial balance sheet carrying value equivalent to the initial amount borrowed under the Bank Loan. The carrying value of the Eurobonds is subject to amortisation in line with the pattern of capital repayments under the Bank Loan and is split between fixed assets (£732,145,000) and current assets (£110,410,000) in line with the classification of the Bank Loan.

InPower has assigned the rights to receive the maturity proceeds on the Eurobonds to its wholly owned subsidiary, BondPower. As consideration, BondPower has accepted the novation of InPower’s remaining obligations under the Advance Purchase Agreement (as defined below) and the Advance Sale Agreement (as defined below). The transactions have been treated as off balance sheet in the accounts of BondPower as the company will not at any point have beneficial interest in future assets or liabilities. As a result, the Eurobonds are being amortised over their life, the amortisation charge being written off through the profit and loss account.

InPower has also entered into an agreement to subscribe for preference shares in Drax Holdings on 30th June, 2015 (the Advance Purchase Agreement). The agreed subscription price on 30th June, 2015 amounts to £1.725 billion.

InPower has also entered into an agreement with Drax Acquisition to sell the preference shares in Drax Holdings immediately after subscription (the Advance Sale Agreement). The advance proceeds in respect of this sale (amounting to £425 million) have already been received by InPower.

Due to short term restructuring of the debt of Drax Holdings, according to the Drax standstill agreement, InPower entered into a standstill agreement, the InPower Standstill Agreement, on 12th December, 2002 under which all capital repayments on the Bank Loan were not enforced prior to the 31st May, 2003. Interest repayments were not affected by the InPower Standstill Agreement. InPower also entered into a further InPower Standstill Agreement, the Further Standstill Agreement, on 5th June, 2003 pursuant to which the existing standstill arrangements are extended to 30th June, 2003. On 15th August, InPower entered into the Fourth Standstill Agreement, pursuant to which the arrangements were further extended to 30th September, 2003.

A complete restructuring of the financing arrangements is currently being negotiated with the Senior Banks.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

3.     DEBTORS

	30 September	31 December
	2003	2002

	£	£
Eurobond Coupons receivable	15,801,841	—
InPower Harich Swap amounts receivable	13,944,747	—
Amounts receivable under indemnities	20,387	—

	29,766,975	—

4.     CASH AT BANK

	30 September	31 December
	2003	2002

	£	£
JPMorgan Chase Bank — £ Pledged Account	21,246	21,010
JPMorgan Chase Bank — £ Operating Account	166,407	188,504

	187,653	209,514

5.     CREDITORS (amounts falling due within one year)

	30 September	31 December
	2003	2002

	£	£
Bank Loan interest payable	13,965,134	—
InPower Harich Swap amounts payable	15,791,841	—
Deferred income — provision for future expenses	131,853	141,274
Administration expenses	18,273	13,415
Directors’ remuneration payable	5,000	6,000
Audit fees payable	2,500	2,500
Banking fees payable	2,250	3,000

	29,916,851	166,189

6.     BANK LOAN

	30 September	31 December
	2003	2002

	£	£
Opening loan balance	842,555,000	870,610,000
Amount repaid during the year	—	28,055,000

	842,555,000	842,555,000

Amounts due within one year	110,410,000	79,640,000

Amounts due after more than one year	732,145,000	762,915,000

The Bank Loan was £1,300,000,000 and was provided for the sole purpose of funding part of InPower’s investment in Drax Holdings, by subscribing for Eurobonds, in accordance with the Eurobond subscription agreement. The Bank Loan is scheduled to be fully repaid on the 30 June, 2015. The Bank Loan is repaid in

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

semi-annual instalments, every 30th June and 31st December, the repayment amounts are percentages agreed by InPower, and are clearly set out in schedule 5 to the Facility Agreement.

Interest is paid semi-annually, every 30th June and 31st December, commencing on 30th June, 2000. The Bank Loan bears interest at a variable rate of the applicable LIBOR rate plus a margin. The margin is equal to the lower of 3 per cent. and a rate linked to the credit rating assigned to the Bonds by rating agents, according to the schedule below:

Relevant Credit Rating	Margin

BBB+ or above	1.50 per cent.
BBB	1.65 per cent.
BBB-	1.80 per cent.
BB+	2.20 per cent.
BB	2.60 per cent.
BB- or below	3.00 per cent.

InPower has charged its assets to JPMorgan Chase Bank (as Bank Security Trustee) as security for its obligations under the Facility Agreement.

As stated in note 2, InPower has entered into a standstill agreement.

7.     CALLED UP SHARE CAPITAL

	30 September	31 December
	2003	2002

	£	£
AUTHORISED:
10,000 ordinary shares of £1 each	10,000	10,000

ISSUED AND FULLY PAID:
10 ordinary shares of £1 each	10	10

8.     TAXATION

InPower and its subsidiary have both been granted exempt status for Jersey taxation purposes and therefore only suffer an annual exempt company fee of £600 each.

9.     AMOUNTS RECEIVABLE UNDER INDEMNITIES

Under the subscription agreement for the Eurobonds dated 30th November, 1999, InPower (as subscriber) has obtained the benefit of an indemnity under which Drax Holdings (as issuer of the Eurobonds) has undertaken to pay, amongst other things, the ongoing fees payable by InPower under the Facility Agreement and certain mandatory costs, which form a portion of the interest payments due under the Facility Agreement.

10.    HOLDING STRUCTURE

InPower is owned by Mourant & Co. Trustees Limited, as trustee of the Lion Trust. In the opinion of the directors there is no ultimate controlling party since the criteria contained within the definition of “control” in Financial Reporting Standard 8 are not satisfied by any one party.

11.    RELATED PARTY TRANSACTIONS

J.A.J. Chapman is a partner in the Mourant Group, affiliates of which provide ongoing legal advice and administrative services to InPower at normal commercial rates.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 5: UNAUDITED CONSOLIDATED FINANCIAL INFORMATION TO 30TH SEPTEMBER, 2003

IN RESPECT OF INPOWER

12.    FINANCIAL INSTRUMENTS

Interest rate risk

InPower’s obligations to pay variable rate interest under the Facility Agreement are exactly matched by the fixed rate interest receivable on the Eurobonds together with the net payments receivable/ payable under the InPower Harich Swap. This arrangement ensures that the InPower is always able to meet its interest liabilities under the Facility Agreement. Accordingly, the directors believe that there is no material interest rate risk to InPower.

Currency risk

All of InPower’s material assets and liabilities are denominated in sterling. The directors therefore believe there is no material currency risk to InPower.

Credit risk

It is possible that the issuer of the Eurobonds could default on its obligations to InPower. The directors are not aware of anything to suggest a potential default by this party.

Liquidity risk

The timing of material interest and principal payables due by InPower is matched exactly by the timing of material interest and principal receivables due by InPower. The directors believe that InPower is not exposed to liquidity related risks.

Fair values

Given the nature of the transactions, as described under note 2 and note 6, the directors believe that the aggregate fair value of its financial assets and liabilities is matched to the aggregate book value.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 6
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30TH SEPTEMBER, 2003
IN RESPECT OF INPOWER 2

The unaudited pro-forma financial information for InPower 2 is based on net assets of £2 arising, and issued share capital of £2 subscribed for, on its incorporation on 7th October, 2003 as described in Part E, Section 2. The financial information is presented as if InPower 2 had already been incorporated as at 30th September, 2003.

The unaudited pro-forma financial information for InPower 2 has been prepared to illustrate the effect of the Drax Holdings Scheme and InPower Scheme as if they had been completed at that date.

No adjustments have been made to reflect any transactions other than as described in this Appendix. In particular, no account has been taken for any subsequent transactions including, but not limited to, trading activities and finance costs, and the impact such transactions will have on the consolidated balance sheet. It has been assumed that the restructuring transactions will have no taxation impact on InPower 2, nor on any members of the InPower 2 group.

The unaudited pro-forma information has been prepared for illustrative purposes only and, because of is nature, may not give a true picture of the consolidated balance sheet which would have been reported if it had been drawn up on the effective date of the transactions.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 6: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30TH SEPTEMBER, 2003
IN RESPECT OF INPOWER 2

		Adjustments				InPower 2
	InPower 2 at					(consolidated)
	30 September	Acquisition of	Drax Scheme and			pro-forma
	2003 before the	InPower by	InPower Scheme			after the
	Restructuring(1)	InPower 2(2)	Adjustments(3)			Restructuring
	£’000	£’000	£’000			£’000

FIXED ASSETS
Investment in Eurobond Coupons	—	732,145	110,410	(a	)	842,555
Investment in Senior Bonds and Hedging Termination Payments	—	—	—	(b	)	—
Investment in B Facility Eurobonds and Further Eurobonds	—	—	424,196	(c	)	424,196

	—	732,145	534,606			1,266,751

CURRENT ASSETS
Investment in Eurobonds Coupons	—	110,410	(110,410)	(a	)	—
Debtors	—	29,767	(23,146)	(d	)	6,621
Cash at bank and in hand	—	188	—			188

	—	140,365	(133,556)			6,809
CREDITORS: amounts falling due within one year
Creditors	—	(29,917)	23,505	(e	)	(6,412)
Loans payable — Bank Loan	—	(110,410)	110,410	(f	)	—
Deferred income	—	—	(25,045)	(g	)	(25,045)

	—	(140,327)	108,870			(31,457)
Net current assets	—	38	(24,686)			(24,648)

Total assets less current liabilities	—	732,183	509,920			1,242,103
Creditors: amounts falling due after more than one year:
Loans payable — Bank Loan	—	(732,145)	732,145	(f	)	—
Loans payable — Restructuring Loans	—	—	(1,242,065)	(h	)	(1,242,065)

Net assets	—	38	—			38

Capital and reserves
Called up share capital	—	—	—			—
Profit and loss account	—	38	—			38

Equity shareholders’ funds	—	38	—			38

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 6: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30TH SEPTEMBER, 2003 IN RESPECT OF INPOWER 2

NOTES TO THE UNAUDITED PRO-FORMA CONSOLIDATED BALANCE SHEET

(1)	InPower 2 was incorporated on 7th October, 2003. As such, this represents the unaudited pro-forma consolidated balance sheet of InPower 2 as if InPower 2 had already been incorporated as at 30th September, 2003.

(2)	Adjustment to reflect the acquisition of InPower by InPower 2. The assets and liabilities acquired are extracted from the unaudited consolidated balance sheet of InPower as at 30th September, 2003 as set out in Appendix 5.

(3)	Adjustments to reflect the effect of the InPower Scheme, being the following:

(a)	Reclassification of investments in Eurobonds Coupons from current assets to fixed assets.

(b)	Assignment to InPower 2, and subsequent cancellation, of the Senior Bonds and Hedging Termination Payments.

(c)	The issue to InPower 2 by Drax Holdings of the B Facility Eurobonds and Further Eurobonds totalling £94,446,675, assuming cash payments of £30 million under the A Cash Election. The actual nominal amount of Further Eurobonds to be issued has not yet been finalised as this figure will be dependent upon the actual Scheme Rate on the Record Date.

(d)	Adjustments in respect of accrued interest receivable and amounts in respect of the InPower Harich Swap receivable at 30th September, 2003, as shown below:

£’000

Assignment of interest on the Senior Bonds	9,352
Accrued interest on the B Facility Eurobonds and Further Eurobonds	6,600
Swap amounts receivable cancelled upon amendment of the InPower Harich Swap	(13,944)
Settlement of accrued interest, assuming cash payments of £30 million under the A Cash Election	(25,154)

(23,146)

(e)	Adjustments in respect of accruals for interest and restructuring fees and amounts payable under the InPower Harich Swap at 30th September, 2003, as shown below:

£’000

Accrued interest on Restructuring Loans	20,357
Accrued restructuring fees	6,464
Cancellation of Bank Loan interest payable	(13,965)
Swap amounts payable cancelled upon amendment of the InPower Harich Swap	(15,792)
Settlement of A1 and A2 interest accruals	(14,105)
Settlement of restructuring fees	(6,464)

(23,505)

(f)	Cancellation of the Bank Loan.

(g)	The net profit arising from the various stages of the Restructuring has been classified as deferred income rather than being taken to the profit and loss account, due to the fact that it is the intention of the Schemes that no cashfall surplus or shortfall should arise in InPower 2 under the amended InPower Harich Swap, further details of which are set out in Appendix 13, Part B. The final profit or loss on the Restructuring arising in InPower 2 has not yet been determined due to the following variables, some of which are interdependent, which will not be fixed until the Effective Date: the proportion of the A Cash Election exercised; or which creditors make an A Cash Election; the Scheme Rate; the nominal value of A3 Debt and Further Eurobonds issued.

(h)	The issuance of Restructuring Loans, assuming cash payments of £30 million under the A Cash Election.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 6: UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30TH SEPTEMBER, 2003
IN RESPECT OF INPOWER 2

(4)	The pro forma balance sheet has been prepared based on the information contained within the documentation comprising the InPower Scheme and the Drax Holdings Scheme and therefore relies upon the same assumptions upon which these documents are based.

(5)	The pro forma balance sheet has been prepared based on the assumption that £30 million of Actual Project Funds are utilised. The actual amounts will depend upon the elections exercised by the Senior Banks, Hedging Banks, Senior Bondholders and Definitive Holders and the level of Available Project Funds.

(6)	The investments in Eurobond Coupons, B Facility Eurobonds and Further Eurobonds are stated at book value on the basis of the cash flow projections and other information contained in the Scheme Document. Given that the recourse of holders of the Restructuring Loans issued by InPower 2 are limited to amounts receivable from the investments in Eurobond Coupons, B Facility Eurobonds and Further Eurobonds, any shortfall arising from the investments will have no net impact upon the consolidated net assets of InPower 2.

(7)	A Scheme Rate of US$ 1.66 to £1 has been assumed. The actual Scheme Rate will be determined on the Record Date, currently scheduled to be 8th December, 2003.

(8)	The GBP LIBOR used in calculations of accrued interest for the period 1st July, 2003 to 30th September, 2003 is 3.56625 per cent.

(9)	It has been assumed the InPower 2 will bear Restructuring fees at the rate of 0.50 per cent. on the total notional value of debt issued and that no further fees will be borne by InPower 2.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 7
UNAUDITED PRO FORMA BALANCE SHEET AS AT 30TH SEPTEMBER, 2003
IN RESPECT OF NOTECO

The unaudited pro-forma financial information for NoteCo is based on net assets of £2 arising, and issued share capital of £2 subscribed for, on its incorporation on 10th October, 2003. The financial information is presented as if NoteCo had already been incorporated as at 30th September, 2003.

The unaudited pro-forma financial information for NoteCo has been prepared to illustrate the effect of the InPower Scheme as if it had been completed at that date.

No adjustments have been made to reflect any transactions other than as described in this Appendix. In particular, no account has been taken for any subsequent transactions including, but not limited to, trading activities and finance costs, and the impact such transactions will have on the balance sheet. It has been assumed that no fees relating to the Restructuring will be borne by NoteCo. It has also been assumed that the Restructuring transactions will have no taxation impact on NoteCo.

The unaudited pro-forma information has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the balance sheet which would have been reported if it had been drawn up on the effective date of the transactions.

			InPower	Pro-forma
		NoteCo	Scheme	NoteCo
		Limited	Adjustments	Limited

BALANCE SHEET AS AT 30 SEPTEMBER 2003	Note	£	£	£

FIXED ASSETS
Investment in Restructuring Loans issued by InPower 2	b	—	—	—

CURRENT ASSETS
Debtors (called share capital unpaid)		2	—	2
Cash at bank and in hand		—	—	—

		2	—	2
CREDITORS: amounts falling due within one year		—	—	—

Net current assets		2	—	2

Total assets less current liabilities		—	—	—
CREDITORS: amounts falling due after more than one year
Restructuring Notes issued	b	—	—	—

NET ASSETS		2	—	2

CAPITAL AND RESERVES
Called up share capital		2	—	2
Capital reserve		—	—	—
Profit and loss account		—	—	—

EQUITY SHAREHOLDERS’ FUNDS		2	—	2

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 7: UNAUDITED PRO FORMA BALANCE SHEET AS AT 30TH SEPTEMBER, 2003
IN RESPECT OF NOTECO

NOTES TO THE UNAUDITED PRO-FORMA BALANCE SHEET

InPower Scheme Adjustments

a.	The balance sheet information for NoteCo as at 30th September, 2003 has been extracted without material adjustment from unaudited financial information.

b.	The adjustment of £nil to Investment in Restructuring Loans issued by InPower 2 and Restructuring Notes issued relates to the issue of Restructuring Loans to NoteCo by InPower 2 and the issue of Restructuring Notes by NoteCo to Existing Senior Creditors (or their Designated Recipients) respectively under the Drax Holdings Scheme as described in part I, Part C, Section 4. The amount of Restructuring Loans to be issued to NoteCo by InPower 2 Limited is dependent upon Notes/Loans Elections to be made by Existing Senior Creditors and has therefore not yet been determined. The amount of Restructuring Notes to be issued by NoteCo will be equal to the amount of Restructuring Loans issued by InPower 2 to NoteCo, and accordingly, the amount of Restructuring Notes to be issued by NoteCo has also not yet been determined.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8
MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION OF DRAX HOLDINGS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

General

Drax Holdings is a holding company with no material operations. It was formed on 26th August, 1999 in connection with the financing of its acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Its only asset is its ownership of all of the share capital of Drax Electric, which owns all of the outstanding capital stock of Drax Limited, which owns all of the outstanding capital stock of Drax Power, the owner of the Drax Power Station. Drax Holdings is entirely dependent on the receipt of distributions from its direct and indirect subsidiaries to meet its financial obligations. Drax Holdings is a wholly owned indirect subsidiary of AES Corporation. However, as of 5th August, 2003, AES Corporation withdrew its support for, and participation in the discussions between Drax Holdings and its senior creditors regarding, a consensual restructuring. On 16th May, 2003, Drax Holdings filed its annual report on Form 20-F with the SEC, as amended by a Form 20-F/A filed with the SEC on 10th November, 2003, each of which is publicly available. Drax Holdings, Drax Power, Drax Limited, Drax Electric and Drax Acquisition are sometimes referred to in this Appendix as Drax.

Significant developments during the three months ended 30th September, 2003 and recent developments

Change of name

On 3rd October, 2003, (a) AES Drax Holdings Limited’s name was changed to Drax Holdings Limited, (b) AES Drax Power Limited’s name was changed to Drax Power Limited, (c) AES Drax Limited’s name was changed to Drax Limited and (d) AES Drax Electric Limited’s name was changed to Drax Electric Limited.

Status of the discussions on the Restructuring

On 30th July, 2003, Gordon Horsfield and Gerald Wingrove were appointed to the board of Drax Holdings as independent directors. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration of any restructuring proposals which would be made to Drax Holdings.

On 5th August, 2003, AES Corporation announced the withdrawal of its offer to participate in the restructuring and the resignations of directors appointed by it to the boards of the Drax companies. AES Corporation’s withdrawal followed the receipt by Drax Holdings of an alternate offer to participate in the restructuring from IPR, and subsequently Drax Holdings received a number of other proposals from other interested parties. Drax Holdings held discussions with all of these interested parties. On 30th August, 2003, IPR revised its offer, which was filed with the SEC on Form 6-K on 2nd September, 2003, and, on the basis of this, the IPR Offer was accepted and exclusivity granted by Drax Holdings to IPR with a view to implementing the restructuring. The detailed terms of the restructuring proposal are set out in the Form 6-K filed with the SEC on 15th September, 2003 (the 15th September, 2003 Form 6-K).

The exclusivity arrangements are set out in full in the IPR Offer. This exclusivity terminates on 31st January, 2004, subject to extension on a monthly basis unless at the time of the proposed extension there is no reasonable prospect of the restructuring being completed on or before 30th June, 2004. The exclusivity can be terminated (in which case the IPR Offer will lapse) by either Drax Holdings or IPR within 3 business days after 15th November, 2003, if on or before that date the documentation in respect of the Schemes to implement the restructuring has not been posted. Drax expects to finalise the detailed terms of the restructuring in order to complete the restructuring by the end of 2003.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE

PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

New Long Term Standstill Agreement signed

Since 12th December, 2002, Drax has been operating under standstill arrangements (the Standstill Arrangements) with certain of its senior creditors. Although the standstill period under the original standstill agreement terminated on 31st May, 2003, Drax reached agreement on three further standstill agreements which have now expired. On 9th October, 2003, Drax Holdings entered into the Long Term Standstill Agreement with, among other parties, the Eurobond Trustee, the Senior Bondholders representing a majority in sterling equivalent principal amount of such Senior Bonds, and the Senior Bond Trustee. The purpose of the Long Term Standstill Agreement, which expires on 31st December, 2003, unless terminated earlier or extended in accordance with its terms, is to provide the Eurobond Trustee, the Senior Banks (which are the secured creditors of InPower) and the Senior Bondholders with a period to consider the terms of the restructuring proposal.

A conformed copy of the Long Term Standstill Agreement was attached to a Form 6-K filed with the SEC on 10th October, 2003. The Long Term Standstill Agreement is on terms similar to the Fourth Standstill Agreement, which became effective on 22nd August, 2003 and expired on 30th September, 2003, and provides for certain additional terms including, amongst other things, (a) all actions necessary in connection with the transfer of assets to Drax Opco (further details of which are set out in section 2.3.1 of the 15th September, 2003 Form 6-K), (b) a number of additional temporarily or permanently waived defaults under the senior credit documentation, (c) consent for Drax Holdings to enter into and comply with its obligations under the escrow arrangements referred to in section 1.12 of the 15th September, 2003 Form 6-K and the agreement described in section 1.5 of the 15th September, 2003 Form 6-K and (d) all actions necessary in connection with achieving the restructuring proposal and insofar as such actions constitute defaults under the senior credit documentation, such defaults are either temporarily or permanently waived or are capable of being waived by the Eurobond Trustee and the Ad Hoc Bond Committee.

Creditor support for the restructuring proposal

As previously disclosed in the 15th September, 2003 Form 6-K, the Eurobond Trustee, the Senior Banks (as the secured creditors of InPower) and certain Senior Bondholders were approached with a view to securing their irrevocable undertakings to support the restructuring proposal on the terms described in the 15th September, 2003 Form 6-K. Such irrevocable undertakings have been received from in excess of 75 per cent. in value of those persons who are entitled to direct the relevant creditor to vote in the proposed Scheme in respect of Drax Holdings and from in excess of 75 per cent. in value of those creditors who are entitled to vote in the proposed Scheme in respect of InPower.

Cash-out options implementation agreement signed

Under the terms of the restructuring proposal, Existing Senior Creditors will be able to elect to receive cash instead of some of the debt to which they would otherwise be entitled. The Cash Elections are described in greater detail in part I, Part C, Sections 5 and 6. The COOIA was entered into on 10th October, 2003, with, amongst others, Drax Holdings and IPR, in respect of the Cash Elections. A letter of credit supporting IPR’s maximum funding obligation of £100 million in respect of the A Cash Election has been obtained from National Westminster Bank plc. Further details of the COOIA are contained in Appendix 18, Part C, Section 1.1.

For a discussion of significant events in 2002 and recent developments since the beginning of 2003, see part I, Part E, Section 4.3.

General

The following discussion contains forward-looking statements regarding Drax and its operations. These statements are based on the current plans and expectations of Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in part I, Part E, Section 6.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

The market for wholesale electric energy and energy services has now been largely deregulated as a result of the implementation of NETA compared with the prior pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the CEGB. As we have moved back into baseload operation through the first half of 2003, both the plant availability and forced outage rates have improved. For the three months ended 30th September, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 74.8 per cent. and its forced outage rate was 7.49 per cent., compared to 72.5 per cent. and 13.8 per cent., respectively, for the three months ended 30th September, 2002.

Results of operations

Drax’s results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

The TXU Contract historically accounted for a significant portion of the revenues generated by Drax, including during the nine months ended 30th September, 2002. As a result of the termination of the TXU Contract on 18th November, 2002, the Drax Power Station began operating as a fully merchant plant as of 19th November, 2002.

Selected consolidated profit and loss data in accordance with UK GAAP:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	30 September,	30 September,	30 September,	30 September,
	2003	2002	2003	2002

	(in £’000’s)		(in £’000’s)
Revenues	88,967	112,291	318,314	387,170
Cost of Sales	(61,655)	(39,422)	(204,617)	(149,858)
Gross Profit	27,312	72,869	113,697	237,312
Administrative expenses	(123,188)	(48,961)	(207,967)	(136,241)
Operating (loss) / profit	(95,876)	23,908	(94,270)	101,071
Interest receivable and similar income	6,132	5,027	17,596	17,800
Interest payable and similar charges	(45,085)	(45,109)	(137,790)	(135,554)

Loss on ordinary activities before taxation	(134,829)	(16,174)	(214,464)	(16,683)
Loss on ordinary activities after taxation	(122,407)	(16,026)	(204,509)	(25,807)

Operating results for the three and nine month periods ended 30th September, 2003 and 2002

Revenues for the quarter ended 30th September, 2003 totalled £89.0 million, compared to £112.3 million for the same period in 2002, a decrease of 20.7 per cent. The revenues for the first nine months of 2003 totalled £318.3 million, compared to £387.2 million for the same period in 2002, representing a 17.8 per cent. decrease.

The decreases in revenues for 2003, compared to the same periods in 2002, are due principally to the loss of the capacity payment payable by TXU EET under the TXU Contract. Following the termination of the TXU Contract

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE

PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

on 18th November, 2002, there followed an overall decline in capture price from an average of £33.80/MWh during the third quarter of 2002 to £16.82/MWh during the third quarter of 2003. Sales volumes in the third quarter of 2003 totalled 5,289.6 GWh, compared to 3,322.25 GWh for the same period in 2002. The increase in volume was due to the increase in our sales, which have had to compensate for the loss of the TXU Contract and therefore the price achievable, as the plant now operates on a fully merchant basis in the United Kingdom market and is no longer restricted to generation levels per the TXU Contract.

The following graph shows the trend in prices for annual baseload contracts for the period ended 24th September, 2003 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in January, 2002 to £16.92/MWh by 31st December, 2002. The graph also reflects the trend in baseload prices through September, 2003, which shows continuing recovery from the previous low prices experienced in 2002 and the beginning of 2003.

Annual Baseload Contract Prices

In January, 2003, prices increased sharply, at which time we successfully hedged some of our output. Drax Holdings believes that this price peak was caused by uncertainty in the market place following the administration of TXU EET and certain other companies in the TXU Group and the issues faced by British Energy at that time. Generally, the forward curve continued to rise throughout the year as capacity margins tightened. The general upward trend of the annual baseload contract has continued through the year and received a major boost during summer when low plant availability (due to summer outages), hot weather, high prices on the continent and interconnector exporting caused day head prices to spike. This can be seen as a sharp increase in the annual baseload contract price.

The prices we are seeing for the annual baseload contract are the highest seen since the start of NETA in March, 2001.

Cost of sales for the quarter ended 30th September, 2003, which are primarily fuel costs, were £61.7 million, compared to £39.4 million for the quarter ended 30th September, 2002. Cost of sales for the nine month period ended 30th September, 2003 also shows an increase to £204.6 million compared to £149.9 million for the same period in 2002. The increase in fuel burnt for the third quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 3,322 GWh during the third quarter of 2002 to 5,289.6 GWh during the third quarter of 2003 now that the plant is operating on a fully merchant basis. The impact of this increase is also reflected in Drax’s load factor, which has increased to 61.8 per cent. for the quarter ended 30th September, 2003, compared to 38.9 per cent. for the same period in 2002. The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

Gross profit (revenues less cost of goods sold) was £27.3 million for the quarter ended 30th September, 2003, compared to £72.9 million for the same period in 2002, and totalled £113.7 million for the nine months ended 30th September, 2003, compared to £237.3 million for the same period in 2002. This gives a gross margin of approximately 30.7 per cent. for the third quarter of 2003, compared to 64.9 per cent. for the same period in 2002, and a gross margin of 35.7 per cent. for the nine months to 30th September, 2003, compared to 61.3 per cent. for the same period in 2002. The downturn in the gross margin during the third quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the TXU Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

•	Drax’s average selling price (total revenues divided by total volume of electricity sold) decreased by 49.8 per cent. for the third quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.

•	Drax’s fuel costs increased by 56.4 per cent. in the third quarter of 2003 compared to the same period in 2002, which reflects the increased generation levels, as mentioned above.

Administrative expenses for the quarter ended 30th September, 2003 were £123.2 million, compared to £49.0 million for the same period in 2002. Administrative expenses for the nine months to 30th September, 2003 were £208.0 million, compared to £136.2 million for the same period in 2002. These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with Drax Holdings’ expectations and with last year’s results. There was an increased level of expenditure in the second quarter of 2003 and the third quarter of 2003. The increase in third quarter expenditure is due to the net effects of the following:

•	The decrease in Drax’s insurance premiums following renewal in November, 2002, when our premiums decreased from approximately £10.9 million per annum to £6.0 million per annum. This decrease in the premiums payable during the second quarter of 2003 was due in part to the fact that the insurance cover that Drax has entered into on renewal for the year to 26th November, 2003 is for material damage only, with a £5 million each and every event deductible and $1 billion (£600 million) maximum loss cover, and does not include business interruption insurance. This reduced Drax’s insurance expense for the quarter ended 30th September, 2003 by approximately £2.0 million compared to the same period in 2002.

Drax’s insurance premiums had significantly increased in 2002 due to:

•	the impact of 11th September on the insurance market as a whole;

•	the withdrawal of certain insurers from the power sector;

•	insufficient capacity available in the insurance market at the time of renewal in November 2001; and

•	Drax’s claims history during the first year of the policy.

•	The increased level of professional and legal fees incurred in the third quarter of 2003 associated with ongoing discussions with Drax’s Holdings’ senior creditors. Such fees added approximately £4.57 million of costs for the quarter ended 30th September, 2003 compared to the same period in 2002. However, the impact of this on the variance between 2003 and 2002 has been masked by the Enron debt write off in this quarter in 2002.

•	Use of system charges paid to National Grid Company plc have increased in the third quarter of 2003 compared to the third quarter of 2002. This charge can be split into two elements; transmission use of system and balancing and settlement use of system. The transmission charge is a static charge, for the use of the transmission network. It is a yearly charge that runs April to March and only a slight increase is seen from one year to another. The balancing and settlement use of system charge is directly related to the amount of electricity the station produces and can be affected by a changing price per MWh. The average charge for the three months ended September, 2003 was £0.63/MWh compared to £0.66/MWh for the same period in 2002. The increase in charges added £1.4 million to costs for the third quarter of 2003 compared to the same period in 2002, all of which is volume related.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE

PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

•	The increase in total salary payments by approximately £1.0 million for the third quarter of 2003 compared to the third quarter of 2002, mainly due to pay increases year on year and changes in staffing levels between years.

•	The effects of foreign exchange rate movements on foreign currency balances, which are mainly intercompany balances denominated in dollars. The results for the quarter ended 30th September, 2003 include a foreign exchange loss of £1.45 million, whereas those for the quarter ended 30th September, 2002 include a foreign exchange gain of £0.14 million.

•	The timing and extent of outage work performed. The outage work in 2002 was completed on a reduced scale as the outage cycle was changed to a 4 year routine rather than a 3 year routine. This resulted in the postponement of a major outage into 2003. A consequence of changing the outage cycle has increased the outage costs in 2003 as further inspection, testing and compliance work is needed to see the units through to the next outage in 4 years time. The extent of this work has added £6.4 million in the third quarter of 2003 compared to the same period in 2002.

•	Also included in the third quarter of 2003 is a write off of an amount owed by other Drax group companies of £68.5 million as a consequence of the withdrawal of support by AES Corporation. In addition, there is a write off of £4.7 million relating to amounts previously paid in relation to corporation tax payments on account, which Drax no longer considers recoverable.

•	No amortisation of goodwill has been charged in 2003 following the impairment of fixed assets at the year-end of 2002. Such charges for the third quarter of 2002 totalled £7.7 million, compared to £nil for the same period in 2003, thus reducing administrative costs by £7.7 million.

•	Other reductions and savings in administrative expenses generated a further reduction of costs of £0.3 million for the third quarter of 2003 compared to the same period in 2002.

Operating loss from continuing operations was £95.9 million for the quarter ended 30th September, 2003, compared to an operating profit of £23.9 million for the same period in 2002. For the nine months ended 30th September, 2003, the operating loss was £94.3 million, compared to an operating profit of £101.1 million for the same period in 2002.

Interest payable and similar charges were £45.1 million for the third quarter of 2003, as compared to £45.1 million for the same period in 2002. Interest payable for the nine month period to 30th September, 2003 totalled £137.8 million, compared to £135.6 million for the same period in 2002. The interest expense comprises two major components:

•	the Eurobond Coupons which provide for semi-annual coupon payments at a rate of 8.86 per cent. per annum; and

•	the Senior Bonds, which have an aggregate book value (sterling equivalent) of approximately £400 million at 30th September, 2003, of which approximately half accrues interest at 10.41 per cent. and the balance at 9.07 per cent.

The additional interest expense charged reflects the impact of the Interest Hedging Transactions and Currency Hedging Transactions, plus the costs of the letter of credit used to fund the Required Balance under the Bank Loan. The Interest Hedging Transactions, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have declined to 3.556 per cent. as at 30th June, 2003, which apply for the period 1st July, 2003 to 31st December, 2003. Previously the interest rates had been set at 3.995 per cent. for the six month period ended 30th June, 2003.

The level of interest expense reflects the significant borrowings Drax Holdings made to finance the acquisition of the Drax Power Station.

Interest receivable and other income was £6.1 million for the third quarter of 2003, compared to £5 million for the same period in 2002, representing an increase of approximately 22 per cent. over the same period in 2002. For the nine months to 30th September, 2003, interest receivable was £17.6 million, compared to £17.8 million

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

for the same period in 2002, representing a decrease of 1.15 per cent. This income represents not only the interest accrued on the various bank balances held by Drax, but also reflects the benefits accrued from the InPower Harich Swap and the Drax Harich Swap.

Due to the decreased gross margin during the quarter ended 30th September, 2003, Drax Holdings incurred a loss on ordinary activities before taxation of £134.8 million, compared to £16.2 million for the same period in 2002, and a loss before taxation of £214.5 million for the nine months ended 30th September, 2003, compared to £16.7 million for the same period in 2002. Drax Holdings obtained a corporation tax credit on this loss of £12.4 million for the three months to 30th September, 2003, compared to a £0.15 million credit for the same period in 2002, and a £10.0 million credit for the nine months to 30th September, 2003, compared to a £9.1 million charge for the same period in 2002.

Liquidity and capital resources

Following the termination of the TXU Contract and the appointment of administrators for TXU EET and TXU Group on 18th and 19th November, 2002, respectively, Drax has traded on a fully merchant basis to generate revenue. Drax did not receive payment for sales made to TXU EET in October, 2002 and the first-half of November, 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to Drax’s claim for capacity damages, will now be subject to the administration process relating to TXU EET and TXU Group. In addition to adopting a fully merchant strategy since termination, Drax immediately following termination of the TXU Contract entered into an agreement with National Grid Company plc to supply power for the first five days post-termination of the TXU Contract. Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

Drax’s ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, Drax has utilised £30 million of funds under the group account agreement entered into pursuant to the terms of the Eurobonds, the Facility Agreement and the Senior Bonds (the Original Group Account Agreement) to create a new account called the Collateral Financing Account. This account has been used to provide the cash collateral required by National Westminster Bank plc, to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

The issuance of such letters of credit by National Westminster Bank plc is made pursuant to a £30 million letter of credit facility, dated 12th December, 2002. Drax Power has gained a £10 million increase to this letter of credit facility (as set out in a Form 6-K filed with the SEC on 14th August, 2003) for the purpose of providing credit support as set out above or for any other purpose approved by the Eurobond Trustee, the Bank Steering Committee and the Ad Hoc Bond Committee. The letter of credit facility is 100 per cent. cash collateralised from funds from the Collateral Financing Account and the use of such funds for such cash collateral remains subject to the prior approval of the Eurobond Trustee, the Bank Steering Committee and the Ad Hoc Bond Committee.

Drax’s load factor for the third quarter of 2003 was 62 per cent., which is slightly higher than its forecast in its Form 6-K filing for the quarter ended 30th June, 2003 as filed with the SEC on 11th September, 2003, as amended by the Form 6-K/A filed with the SEC on 10th November, 2003.

As part of the Standstill Arrangements, the Original Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account — this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £25.3 million as at 30th September, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to trading counterparties for credit support. The balance on the cash cover account as at 30th September, 2003 was approximately £25.5 million.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE

PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

In addition, there is a further requirement within the revised Original Group Account Agreement whereby any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At 30th September, 2003 approximately £34.0 million has been transferred into the Collateral Financing Account. The balance on the Collateral Financing Account as at 30th September, 2003 was approximately £36.7 million.

•	Cash Cover Account — this account holds the funds which provide cash collateral for the issuance of letters of credit by National Westminster Bank plc.

Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or are held for the purposes of debt service. As at 30th September, 2003 the balances on the following accounts were:

• Senior Debt Service Reserve Account	£46.1 million
• Insurance Reserve Account	£0.3 million
• Proceeds Account	£16.6 million

On 20th August, 2003, Drax received a significant corporation tax rebate for previous overpayments for the tax years ended 31st December, 1999, 2000 and 2001. This has increased the cash balance by approximately £14.0 million.

Drax expects to incur approximately £8.2 million in capital expenditures in the year 2003. Future capital commitments are expected to be met from the working capital of Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, Drax anticipates that it will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the Drax Power Station.

Directors, senior management and employees

Neither Drax Holdings, nor any of its subsidiaries, other than Drax Power, has any operations or any management or employees.

Directors

As a result of the withdrawal by AES Corporation from the restructuring process, the following directors, appointed by AES Corporation, resigned as directors of Drax Holdings and Drax Power on 5th August, 2003 and as directors of Drax Limited, Drax Electric and Drax Acquisition on 8th August, 2003: Garry Levesley, John Turner, Neil Hopkins and Naveed Ismail. Before these resignations, Gordon Horsfield and Gerald Wingrove were appointed as directors of these companies on the same dates.

Gordon Horsfield retired from PricewaterhouseCoopers (in the United Kingdom) in January 2003 after thirty four years with the firm. During his career at the firm he held a number of senior positions. He was appointed director of operations following the merger of the two predecessor firms and later he led the firm’s team in the United Kingdom dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been head of the corporate finance and recovery division of Price Waterhouse in the United Kingdom.

Gerald Wingrove joined London Electricity in 1998 as group finance director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing group finance roles, he took over responsibility on London Electricity’s board for the retail and trading businesses and, in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr Wingrove left London Electricity in December, 2002. Before joining London Electricity, he worked for Enron Corp. for eight years in London and Houston, Texas, United States.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 8: DRAX HOLDINGS MANAGEMENT DISCUSSION AND ANALYSIS IN RESPECT OF THE PERIOD 1ST JANUARY, 2003 TO 30TH SEPTEMBER, 2003

Name	Age	Position	Director

Gordon Horsfield	57	Chairman	July 30, 2003
Gerald Wingrove	49	Finance Director	July 30, 2003
Lord Taylor of Blackburn	73	Non-Executive Director	May 18, 2001
Angela Padbury	27	Company Secretary	N/A

Senior management

Following AES Corporation’s withdrawal from the restructuring process on 5th August, 2003, changes to the senior management at Drax Power were as follows: Garry Levesley resigned as plant manager and Cassim Mangerah stepped down as head of commodity risk management.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9
FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

PART A — SUMMARY OF ASSUMPTIONS FOR FINANCIAL PROJECTIONS

Part B of this Appendix includes summary operating cash flows; summary financing cash flows and schedule of payments in respect of Drax Holdings, that have been prepared by its management (the Drax Current Market Case). The assumptions used to prepare the Drax Current Market Case are summarised below. In addition, Part B of this Appendix also sets out an illustrative sensitivity that shows the level of uniform wholesale electricity price decrease that Drax Holdings can sustain and still repay all of the A1 and A2 Debt by 2015 (the Illustrative Sensitivity). The assumptions used to prepare the Drax Current Market Case and the Illustrative Sensitivity are identical in all other respects.

The Drax Current Market Case is based on assumptions, estimates, projections, budgets and forecasts, including those relating to the Drax Power Station’s revenue and the costs associated with it, such as future market prices for energy, installed generating capacity and the level of dispatch (volume), as well as those relating to the future market prices of coal and the availability of coal. The Drax Current Market Case was prepared on the basis of assumptions that Drax Holdings believes are reasonable, a summary of which is set out below. Drax Holdings does not intend to provide any revised or updated projections or an analysis of the differences between the Drax Current Market Case and actual operating results. In addition, certain assumptions have been made relating to general business and economic conditions and taxation, the outcome of which cannot be predicted with any level of certainty. These assumptions and the other assumptions upon which Drax Holdings prepared the Drax Current Market Case are subject to significant uncertainties, and actual results may differ, perhaps materially, from those projected. You should refer to Part E, Section 6 for more detailed information on potential risk factors.

The assumptions for price and volume used to prepare the Drax Current Market Case are described below. The assumed capture prices through to 30th September, 2008 have been established on the basis of the forward curve for electricity prices for the 10 London business days up to and including 10th October, 2003. The “forward curve” represents an average of the actual prices paid for electricity that has been bought and sold by counterparties for delivery in periods from January 2004 to 30th September, 2008, by participants in the electricity market in England and Wales. Thereafter, the projections assume that the Drax Power Station is dispatched at any time that revenue is projected to be above its marginal cost of production. The volume assumptions are that the Drax Power Station will run at a load factor of approximately 75 per cent. from 2004 until the end of 2008, and that from 2009 onwards the Drax Power Station will run at an average load factor of approximately 63 per cent. In previous projections, Drax Holdings assumed that the Drax Power Station would operate at an average load factor of 75 per cent. across the full thirty years covered in the Drax Current Market Case. However, management now believe that a reduction in the forecast load factor is appropriate, primarily to reflect their assessment of the impact of the EU Emissions Trading Directive, which sets out how the EU will determine commitments under the Kyoto Protocol, as described in paragraphs 4.8.9 and 6.7.4 of Part E. Given that there is still a great deal of uncertainty as to how the EU Emissions Trading Directive will be implemented, Drax Holdings has incorporated its best estimate of the likely impact on load factors.

Assumptions relating to costs, including taxation, and assumptions relating to the recovery of the TXU Claim are assumptions prepared by Drax Holdings, and are broadly the same as those used for the AES Drax House Case Projections (as disclosed publicly as part of the Form 6-K filed by Drax Holdings with the SEC on 16th July, 2003) with some exceptions which are more fully explained below.

The summary financing cash flows included in the Drax Current Market Case are consistent with the provisions relating to the Cash Flow Waterfall under the Restructuring, as included in the Group Account Agreement and summarised in Appendix 18, Part B, paragraph 1.2.

Background

Since the termination of the TXU Contract in November 2002, which accounted for approximately 60 per cent. of Drax Power’s revenues during the period from 1st April, 2000 to its termination in 2002, the Drax Power Station

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

has been operating as a merchant power plant. The Drax Power Station is therefore exposed to market-related risks to a greater extent than when the TXU Contract was in force and its ability to maximise profits by optimising its trading strategy and minimising costs through flexible generation is now a critical factor in its financial performance.

The following graph shows the trend in Annual Baseload Contracts in England and Wales for the period from 1st January, 2002 to 30th September 2003. The chart indicates that baseload prices declined from £18.45/MWh at the start of 2002 to a low of £15.14/MWh in April 2002. Prices have subsequently improved, reaching £21.85MWh by the end of September 2003.

Annual Baseload Prices

Annual Baseload Prices

The Drax Power Station’s average capture price during the first nine months of 2003 was £17.05/MWh compared to £28.71/MWh during the first nine months of 2002. The difference largely relates to the loss of the benefits of the capacity payments Drax Power received under the TXU Contract. The price received by Drax Power under the TXU Contract included both a capacity payment and a variable payment; it was the magnitude of the capacity payment that increased the price per MWh received. The impact of the termination of the TXU Contract is also reflected in the Drax Power Station’s load factor, which increased from 52.4 per cent. for the first nine months of 2002 to 72.6 per cent. for the first nine months of 2003. Under the terms of the TXU Contract, the amount of the power called by TXU EET could be varied close to real time, which made it difficult for Drax Power to sell power when it was stranded by a reduction in the call by TXU EET and this contributed to a reduction in the load factor during 2002.

Basis of Preparation of the Drax Current Market Case

In accordance with the terms of the standstill agreements (the terms of which were first set out in the Form 6-K filed by Drax Holdings with the SEC on 27th November, 2002) agreed with certain Existing Senior Creditors, the then management of Drax Power prepared a detailed business plan and financial projections to reflect the performance of the business in its new operating environment following termination of the TXU Contract. These projections were disclosed in the parts of the restructuring proposal filed as an exhibit to the Form 6-K filed by Drax Holdings with the SEC on 11th April, 2003 and have now been updated to reflect the plant’s current operations and recent changes in forward power prices. The technical assumptions used in developing the Drax Current Market Case are those that were reviewed by Stone & Webster and are included in the copy of their report previously included in the Form 6-K filed with the SEC on 16th July, 2003. The following provides additional information on, and explanation of, the key assumptions underlying the Drax Current Market Case included in Part B of this Appendix.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Asset Life and Capital Expenditure

The Drax Power Station was commissioned in two stages, in 1974 and 1986 respectively, and comprises six 660MW (gross) units. The three units commissioned in 1974 were designed to last 25 years, whilst the 1986 commissioned units were built with a design life of 40 years. By 1999, when AES Corporation acquired the plant, National Power (the former owner) had invested additional capital to extend the life of the earlier units by a further 15 years.

The Drax Current Market Case is based on the Drax Power Station continuing to operate to 2030 and incorporates estimates of the capital expenditure required to enable the Drax Power Station to continue operating to that date. These estimates include the estimated additional costs resulting from equipment maintenance and replacement in the new merchant environment, together with estimates of the capital expenditure required to meet significant environmental constraints.

The Drax Power Station is fully fitted with FGD equipment. The assumptions show that the most significant capital expenditure required to meet likely environmental obligations occurs in the period 2011 to 2015 and relates to the costs of fitting NOX reduction equipment in order to reduce emission of NOX. For the purpose of the Drax Current Market Case, Drax Power assumes that the capital cost for the Drax Power Station to meet the regulated limits will be approximately £60 million in 2011 to 2015. In the Stone & Webster report published in the Form 6-K filed by Drax Holdings with the SEC on 16th July, 2003, Stone & Webster highlighted a sensitivity against this estimated £60 million of an additional £72 million, based upon uncertainties about NOX abatement technologies and the anticipated legislation (EU LCP Directive). This £72 million sensitivity is based upon 2003 prices for current NOX abatement technologies.

Since the preparation of the capital expenditure forecasts reviewed by Stone & Webster in their report Drax Holdings has revised the 2004 capex projection from £10.1 million to £12.4 million, to reflect the need for some additional investment in the short-term to deliver the required levels of availability and reliability, assumed in the Drax Current Market Case. The estimates for all other years are unchanged.

Revenues and Load Factors

The average capture price projections included in the Drax Current Market Case through to the end of September 2008 have been established on the basis of the forward curve for electricity prices for the 10 Business Days up to and including 10th October 2003 and are assumed to adjust to a level at or around new entry pricing in 2009.

The previous projections released by Drax Holdings in the Form 6-K filed by Drax Holdings with the SEC on 16th July, 2003 used market prices up to 2005 and then assumed that average capture prices would increase in a linear fashion until they reached the underlying long-term “new entry pricing” level by 2009. However, forward curve prices have increased significantly since these projections were prepared and, based upon market prices available at present, average capture prices will be above the underlying long-term “new entry pricing” level by 2006. However, Drax Holding’s view of long-term “new entry pricing” remains unchanged and Drax Holdings has assumed that, following the end of its market-based forecast of prices in September 2008, prices will initially decline, achieving the previous underlying “new entry pricing” level in 2009, and thereafter follow the same profile as previously forecast.

The load factor from 2009 onwards is assumed to reduce from the previously forecast level of approximately 75 per cent. to around 63 per cent., which is to reflect the likely impact of the Government legislation required to implement the EU Emissions Trading Directive. Drax Holdings has assumed that the basis of the allocation of CO2 emissions limits pursuant to the EU Emissions Trading Directive will closely match that used for SO2 emissions, and therefore, that the impact upon the Drax Power Station during the initial phase of the application of this legislation (2005 — 2007) will not have a material impact upon the load factor. It is during the second phase from 2008 onwards that management has assumed that there will be an adverse impact upon the load factor. Drax Holdings has not assumed that there will be change in the overall profile of the load factor, but that there will be a reduction in the average load factor across the forecast period from 2009 to 2030.

In the circumstance where the Drax Power Station’s allocation is insufficient to allow it to produce at current load factors, Drax Holdings’ management believe that the Drax Power Station would reduce output at times where the

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

marginal revenue is lowest. Accordingly, from 2009 onwards, the Drax Current Market Case reflects an increase in the average capture price as a proportion of total output is sold at peak, rather then baseload prices. Whilst this represents managements’s best estimate as to the likely volumes and capture prices from 2009 onwards there is a significant uncertainty in relation to the application of the EU Emissions Trading Directive and its impact on the Drax Power Station.

The Drax Power Station also earns ancillary revenues through sales of gypsum, ash, renewables obligation certificates (ROCs) and an ancillary services agreement with NGC. These revenues are forecast to account for approximately 7 per cent. of the total revenues of the Drax Power Station in 2004.

Basis of Preparation of the Illustrative Sensitivity

The Drax Current Market Case’s assumptions reflect a recent rise in wholesale prices of electricity (for example, baseload prices for Winter 2004/5 rose by approximately 29 per cent. between 30th June, 2003 and 10th October, 2003). Drax Holdings’ management believes that a number of factors have contributed to this price rise, including an unseasonably hot summer, general restructuring in the power sector in England and Wales and environmental and capacity margin concerns. Existing Senior Creditors should be aware that there can be no assurance that these prices will be sustained and that the Drax Power Station’s ability to sell forward to capture these prices is limited by the terms of its credit support facilities and the liquidity in the forward wholesale electricity market.

The Illustrative Sensitivity shows the level of price decrease that Drax Holdings can sustain and still repay all of the A1 and A2 Debt by 2015. This illustrative case discounts the price of unhedged power sales by a uniform 8 per cent., but otherwise leaves all other assumptions unchanged. The numbers are provided for illustration only. As noted above, the Drax Power Station’s results of operations are sensitive to a number of factors that are outside its control, including wholesale prices of electricity, coal prices and the potential impact of the Directive. As shown in the Illustrative Sensitivity, a change in only one of those variables can have a significant effect on the Drax Group’s ability to pay the Restructuring Debt as it falls due. Accordingly, Scheme Creditors are referred to the risk factors set out in Part E, Section 6.

Trading Strategy

The Drax Power Station’s trading strategy, as described in paragraph 1.6 of Part E, is non-speculative. However, Drax Opco may pursue opportunities in the Balancing Market (see below) and may engage in limited power purchases to cover its contractual position in the event that plant output is constricted through planned or unplanned maintenance. Drax Opco’s ability to enter into electricity sales contracts for future capacity depends on the level of credit support it has available so that it can provide collateral support to trading counterparties. Currently, £40 million of credit support is available to the Drax Power Station, and this will increase to £100 million post-Restructuring. Although this increase will allow a greater proportion of the output of the Drax Power Station to be hedged it is expected that changes in electricity prices will continue to have a very substantial impact on Drax Holdings’ financial performance. In addition, the Drax Group’s trading strategy will, amongst other things, initially prohibit Drax Opco from selling power more than three years ahead.

Renewables obligation certificates

ROCs are a Government led initiative to promote the use of renewable energy sources. It is based on a market based incentive scheme to generate more power from renewable sources. The Government has set annual targets, increasing year on year. The Drax Power Station already participates in this scheme and it has been performing trials during the current year through the co-firing of biomass fuel with coal. It is envisaged that these tests will be completed and the Drax Power Station will be in a position to co-fire biomass fuel with coal on a commercial basis from January, 2004. Under the current rules the scheme only gives a commercial value to co-fired ROCs until 31st March, 2011. The Government is currently considering proposals to extend this period until 31st March, 2016.

The Drax Current Market Case has been calculated on an assumed ROC forward curve, which starts at £48/MWh on 2003 real terms, and assumes that the price declines in future periods. The market for ROCs is currently

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

illiquid and this could delay achieving revenues from the commencement of ROC sales until the latter half of 2004.

Balancing Market

Drax Power does not intend that the Drax Power Station will generate less than its net contracted volume in the expectation that the imbalance charge it would pay will, in relation to the resulting shortfall, be less than the cost to it of generating such shortfall, or vice versa. Drax Power may, however, pursue opportunities through active participation in the Balancing Market by making bids and offers. For the purposes of the Drax Current Market Case, the net revenue is assumed to be zero from Drax Power’s participation in the Balancing Market. This approach is based on the fact that such opportunities will be limited when running at high load factors and that predicting such income streams is difficult due to their random nature.

Fuel Costs

Coal

The Drax Power Station’s coal and other fuel supply arrangements are described in paragraphs 1.4.1 to 1.4.3 of Part E.

The Drax Current Market Case assumes that, the price paid up to December 2006 for non-contracted or “merchant” coal is based upon the forward price curve for international “spot” coal prices (adjusted to a delivered price to Drax) over the average of the 10 Business Days up to and including the 10th October, 2003. From 2007 onwards coal prices are assumed to decline in real terms in line with the “Central” case coal price forecasts previously provided by ILEX and used in the projections included in the Form 6-K filed by Drax Holdings with the SEC on 11th April, 2003 and all subsequent filings with the SEC.

Although the size of the Drax Power Station and its fuel requirements will give Drax Holdings considerable commercial leverage in negotiating the terms of future purchases, the Drax Power Station will remain exposed to future movements in coal prices. Current market prices for coal are significantly above those that the Drax Power Station pays under the terms of its existing coal contracts. However, management believes that international prices will return to the price levels previously predicted by ILEX, and the Drax Current Market Case has been prepared on this basis.

Other Fuels

Drax Power is exploring the possibility of burning alternative fuels at the Drax Power Station, and is already trial-burning biomass. The Drax Current Market Case assumes that biomass can be burned on a 1.5 per cent. blend with coal, that is within the levels experienced by other coal fired power plants.

Station Costs

The most significant non-fuel costs of the Drax Power Station relate to insurance and the costs of participating in the National Grid transmission network and balancing system. Other significant overheads include employee costs and rates, which together account for approximately £41.5 million per annum at 2003 prices.

Insurance

The premium under the current coverage is £5.2m per annum (plus insurance premium tax), a reduction of approximately £6.0m from the previous annual premium, in part due to the exclusion of business interruption insurance.

The Drax Current Market Case provides for insurance, including the provision of cover for business interruption, at an annual cost of £7.2 million (including insurance premium tax) at 2003 prices, which is based upon quotations received from Drax Holdings’ insurance brokers that are currently being negotiated and formalised. For the remainder of the period covered by the Drax Current Market Case, the premiums are assumed to increase in line with inflation.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

System Charges

The Drax Power Station must pay two system charges to NGC on a monthly basis:

•	Transmission Network Use of System Charge (TNUoS) — this is the charge levied by NGC on users of the transmission network for the secure bulk transportation of electricity and for the use of the balancing system. The related charges are based on the generator’s location and import / export requirements and are not directly related to generation output. The Drax Current Market Case assumes an annual TNUoS charge of £24.9 million, based on most recent historical experience.

•	Balancing System Use of System Charge (BSUoS) — this is the cost levied by the NGC in return for operating the transmission system, ensuring that the system stays in balance and maintaining the quality and security of supply. The cost of these services is directly related to generator output.

Employee Costs

The employee costs assumed in the Drax Current Market Case have been increased by 15 per cent. to £20.8 million at 2003 prices, to take account of the recruitment of additional personnel required to cope with the increased levels of generation that are occurring following the termination of the TXU Contract and the operation of the plant as a merchant facility; and the costs of replacing AES Corporation staff, including a new board of directors. This follows a review by the new directors, following the withdrawal of AES Corporation and discussions with management.

Professional Fees

There is an increased element of professional fees included in the Drax Current Market Case, to take account of two factors:

•	A support fee payable to IPR, which has been spread over four years (2004 — 2007) of £1.5 million per annum.

•	Additional professional fees of £1 million per annum to replace the services previously provided to the Drax Companies by AES Corporation and increased costs of maintaining the revised facilities. It should be noted that this has reduced from the projections appended to the 16th May, 2003 Form 6-K filed with the SEC where Drax Holdings included a £3 million O & M fee payable to AES Corporation. This fee will not now be payable.

Plant Maintenance

The two key areas of maintenance expense included in the Drax Current Market Case relate to preventative and planned maintenance. Details of these are set out in the report prepared by Stone & Webster which was included within the Form 6-K filed by Drax holdings with the SEC on 16th May, 2003. The numbers included in the Drax Current Market Case are unchanged relative to the previous forecast.

Details of the maintenance plan for the Drax Power Station are set out in paragraph 1.4.4 of Part E.

The TXU Claim

Details of the significant developments during 2002 and recent developments in respect of the TXU Claim are set out in paragraph 4.3 of Part E.

The Drax Current Market Case reflects the same assumptions made by previous management as to the likely recovery to be made from the TXU Claim, although it is now assumed that the funds will be received half during the second half of 2004 and half during the second half of 2005. The Drax Current Market Case assumes a recovery of £300 million is possible from the TXU Claim, although this is not certain and you should refer to part I, Part E, Section 6.4 for more detailed information on the potential risk factors in respect of recoveries under the TXU Claim.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Taxation

The Drax Current Market Case makes the assumptions relating to the UK tax position of Drax Holdings and its principal trading subsidiary, Drax Opco, set out in paragraph 6.10 of Part E.

It should be noted that Drax Holdings’ ability to make payments on the Restructuring Debt may be materially adversely affected if the actual tax treatment of the funding structure is different than that assumed for the purposes of the Drax Current Market Case.

LIBOR Curve

The Drax Group has hedged only a portion of its LIBOR exposure. The LIBOR curve used for the projections has been updated as of 10th October, 2003. The source for the curve is a combination of the forward LIBOR curve, mid futures and mid swaps across for the period which the Restructuring Debt is projected to be outstanding.

Other

The working capital requirements of Drax Opco will be determined by management using a detailed 18-month cash flow forecast prior to the Restructuring. PricewaterhouseCoopers will confirm the amount of the Available Project Funds to fund the A Cash Election has been calculated in accordance with the Escrow and Distribution Agreement, for the purposes of the Restructuring Date Waterfall. The Restructuring Date Waterfall is summarised in Appendix 10.

For the purposes of the Drax Current Market Case, the opening balance on both A2 Debt and A3 Debt is assumed to be £417.9 million and £85.8 million respectively, before the addition of any deferred interest calculated for the six months ended 31st December 2003, which reflects the application of £30 million of the Available Project Funds to the A Cash Election.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

PART B — DRAX PROJECTIONS

Drax — Current Market Case	2004	2005	2006	2007	2008	2009	2010	2011	2012

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	20.65	24.12	25.05	25.34	24.28	24.61	24.58	24.60	24.61
Power price — nominal (£/MWh)	21.46	25.71	27.36	28.32	27.78	28.84	29.48	30.22	30.95
Generation (million MWh)	23.9	24.9	24.9	24.0	24.1	20.0	20.9	20.3	20.3
Power sales revenue	513.1	638.9	680.1	679.4	668.6	577.4	615.5	613.0	629.5
Ancillary Revenues	19.8	20.1	20.1	20.2	20.7	20.2	20.9	21.3	21.9
ROC sales	16.5	15.6	14.0	13.2	13.6	11.5	12.3	4.2	0.0

Total revenue	549.4	674.7	714.2	712.8	702.8	609.1	648.8	638.5	651.4
Coal	(297.1)	(313.9)	(307.7)	(297.5)	(302.6)	(257.6)	(273.7)	(273.4)	(281.1)
Oil	(5.1)	(5.4)	(5.5)	(5.5)	(5.6)	(7.0)	(8.4)	(8.0)	(8.1)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	(12.7)	(13.6)	(13.9)	(13.8)	(14.1)	(12.1)	(13.0)	(4.4)	0.0

Fuel costs	(315.0)	(332.9)	(327.2)	(316.7)	(322.4)	(276.8)	(295.1)	(285.8)	(289.2)
O&M — System charges	(43.4)	(45.2)	(46.3)	(46.7)	(47.9)	(45.7)	(47.5)	(48.2)	(49.4)
O&M — Salaries, rent & rates and insurance	(50.7)	(52.0)	(53.2)	(54.5)	(55.8)	(57.1)	(58.5)	(59.9)	(61.3)
O&M other	(49.8)	(44.4)	(47.3)	(52.1)	(50.8)	(44.3)	(45.2)	(53.2)	(55.5)

O&M costs	(143.8)	(141.6)	(146.8)	(153.3)	(154.4)	(147.1)	(151.2)	(161.2)	(166.2)
Total operating costs	(458.8)	(474.5)	(474.0)	(470.0)	(476.8)	(423.8)	(446.4)	(447.0)	(455.4)
EBITDA	90.6	200.1	240.2	242.8	226.1	185.3	202.4	191.5	196.0
TXU-E Recovery	150.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	(150.0)	(150.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	0.5	(10.4)	(1.9)	(0.5)	6.5	0.7	(2.9)	0.1	(1.2)
Capex	(12.4)	(13.4)	(12.0)	(25.6)	(15.5)	(6.0)	(6.2)	(40.3)	(35.9)
Tax	0.0	(1.8)	(12.4)	(22.2)	(21.5)	(15.1)	(14.7)	(17.0)	(15.1)
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of/(into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	78.7	174.5	213.9	194.5	195.5	164.9	178.6	134.4	143.9

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2004	2005	2006	2007	2008	2009	2010	2011	2012

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	78.7	174.5	213.9	194.5	195.5	164.9	178.6	134.4	143.9
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	76.7	172.5	211.9	192.5	193.5	162.9	176.6	132.4	141.9
Tranche A1 Interest Payments including hedging	(28.0)	(28.8)	(21.2)	(15.6)	(12.6)	(8.4)	(3.0)	(1.7)	(1.3)
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(24.4)	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	(1.5)	7.6	5.6	3.0	4.1	5.4	1.4	0.4	0.4
Tranche A2 Interest Payments (including deferred interest and hedging)	(34.8)	(37.4)	(37.7)	(33.7)	(26.8)	(21.0)	(11.3)	(1.1)	0.0
Cash taken from DSRA to meet Tranche A2 Interest Payments	5.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	(5.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	(10.0)	(10.0)	(35.0)	30.6	24.4	0.0	0.0
Tranche A3 Interest Payments	(8.4)	(8.9)	(9.0)	(9.1)	(9.1)	(9.1)	(9.1)	(5.8)	0.0
Cash taken from DSRA to meet Tranche A3 Interest Payments	4.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	(4.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	(3.9)	(9.4)	(4.3)	(4.3)	(4.3)	(4.3)	(4.4)	(4.4)	(2.0)
Cash taken from DSRA to meet Tranche B Interest Payments	3.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	(3.9)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	(95.6)	(104.4)	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	(10.5)	(35.5)	(26.2)	(18.3)	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	(20.3)	(77.3)	(63.7)	(82.6)	(150.2)	(23.8)	0.0
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(89.9)	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(6.1)	(55.1)

Cash available after Tranche B Principal Repayments	(0.0)	(0.0)	(0.0)	(0.0)	0.0	0.0	(0.0)	0.0	83.9
Equity Dividend	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(83.9)
Tr. A1 Interest	(28.0)	(28.8)	(21.2)	(15.6)	(12.6)	(8.4)	(3.0)	(1.7)	(1.3)
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(24.4)	0.0	0.0

Total Scheduled Tr. A1 Debt Service	(28.0)	(28.8)	(21.2)	(25.6)	(32.6)	(63.4)	(27.5)	(1.7)	(1.3)
Tr. A1 ADSCR	2.77x	6.25x	10.26x	7.65x	6.07x	3.13x	7.37x	79.01x	109.37x
DSRA BOP	27.3	28.8	21.2	25.6	32.6	63.4	27.5	1.7	1.3
Cash To/(From) DSRA	1.5	(7.6)	4.4	7.0	30.9	(36.0)	(25.8)	(0.4)	(0.4)

DSRA EOP	28.8	21.2	25.6	32.6	63.4	27.5	1.7	1.3	0.9

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2004	2005	2006	2007	2008	2009	2010	2011	2012

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	400.0	400.0	304.4	189.5	144.0	97.7	24.4	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(24.4)	0.0	0.0
Principal Repaid with Cashsweep	0.0	(95.6)	(114.9)	(35.5)	(26.2)	(18.3)	0.0	0.0	0.0

Tr. A1 Outstanding EOP	400.0	304.4	189.5	144.0	97.7	24.4	0.0	0.0	0.0
Tr. A1 Interest Due	28.0	28.8	21.2	15.6	12.6	8.4	3.0	1.7	1.3
Tr. A1 Interest Paid	(28.0)	(28.8)	(21.2)	(15.6)	(12.6)	(8.4)	(3.0)	(1.7)	(1.3)
Tr. A2 Outstanding BOP	417.9	417.9	417.9	397.6	320.3	256.6	174.0	23.8	0.0
Principal Repaid with Cashsweep	0.0	0.0	(20.3)	(77.3)	(63.7)	(82.6)	(150.2)	(23.8)	0.0

Tr. A2 Outstanding EOP	417.9	417.9	397.6	320.3	256.6	174.0	23.8	0.0	0.0
Tr. A2 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	34.8	37.4	37.7	33.7	26.8	21.0	11.3	1.1	0.0
Interest Paid	(34.8)	(37.4)	(37.7)	(33.7)	(26.8)	(21.0)	(11.3)	(1.1)	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A2 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(85.8)	0.0

Tr. A3 Outstanding EOP	85.8	85.8	85.8	85.8	85.8	85.8	85.8	0.0	0.0
Tr A3 Deferred Interest BOP	4.1	4.1	4.1	4.1	4.1	4.1	4.1	4.1	0.0
Interest Due	8.4	8.9	9.0	9.1	9.1	9.1	9.1	5.8	0.0
Interest Paid	(8.4)	(8.9)	(9.0)	(9.1)	(9.1)	(9.1)	(9.1)	(5.8)	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.1)	0.0

Tr A3 Deferred Interest EOP	4.1	4.1	4.1	4.1	4.1	4.1	4.1	0.0	0.0
Tr. B Outstanding BOP	338.4	188.4	38.4	38.4	38.4	38.4	38.4	38.4	38.4
Principal Repaid with TXU-E Recovery	(150.0)	(150.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(38.4)

Tr. B Outstanding EOP	188.4	38.4	38.4	38.4	38.4	38.4	38.4	38.4	0.0
Tr B Deferred Interest BOP	9.3	22.8	22.8	22.8	22.8	22.8	22.8	22.8	16.7
Interest Due	17.4	9.4	4.3	4.3	4.3	4.3	4.4	4.4	2.0
Interest Paid	(3.9)	(9.4)	(4.3)	(4.3)	(4.3)	(4.3)	(4.4)	(4.4)	(2.0)

Interest deferred in Period	13.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(6.1)	(16.7)

Tr B Deferred Interest EOP	22.8	22.8	22.8	22.8	22.8	22.8	22.8	16.7	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2013	2014	2015	2016	2017	2018	2019	2020	2021

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	24.56	24.56	24.61	24.63	24.61	24.61	24.61	24.61	24.61
Power price — nominal (£/MWh)	31.63	32.39	33.24	34.06	34.85	35.69	36.55	37.43	38.32
Generation (million MWh)	21.0	21.0	20.3	20.3	20.4	20.4	20.4	20.5	20.4
Power sales revenue	663.1	681.0	673.9	691.5	709.4	727.1	744.5	765.4	780.7
Ancillary Revenues	22.6	23.1	23.5	24.1	24.7	25.3	25.9	26.5	27.1
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	685.7	704.2	697.4	715.6	734.1	752.3	770.4	791.9	807.8
Coal	(295.7)	(303.1)	(299.8)	(307.1)	(315.3)	(323.2)	(330.9)	(340.1)	(347.0)
Oil	(8.6)	(8.7)	(9.1)	(9.0)	(9.2)	(9.5)	(9.7)	(10.0)	(10.2)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(304.3)	(311.8)	(308.9)	(316.1)	(324.5)	(332.6)	(340.6)	(350.1)	(357.2)
O&M — System charges	(51.1)	(52.4)	(52.9)	(54.2)	(55.6)	(56.9)	(58.3)	(59.8)	(61.1)
O&M — Salaries, rent & rates and insurance	(62.8)	(64.3)	(65.8)	(67.4)	(69.0)	(70.7)	(72.4)	(74.1)	(75.9)
O&M other	(50.1)	(51.6)	(59.1)	(60.9)	(52.6)	(54.6)	(64.3)	(66.9)	(61.0)

O&M costs	(164.0)	(168.3)	(177.8)	(182.6)	(177.2)	(182.2)	(195.0)	(200.8)	(198.1)
Total operating costs	(468.3)	(480.1)	(486.8)	(498.7)	(501.8)	(514.8)	(535.6)	(550.9)	(555.2)
EBITDA	217.4	224.1	210.6	216.9	232.3	237.5	234.8	241.0	252.6
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.7)	(1.3)	(1.0)	(1.5)	(1.8)	(1.5)	(1.5)	(1.6)	(1.7)
Capex	(33.1)	(35.1)	(30.8)	(24.8)	(15.3)	(22.8)	(12.8)	(17.2)	(7.1)
Tax	(18.5)	(22.5)	(29.7)	(45.9)	(58.3)	(61.9)	(63.1)	(64.5)	(67.8)
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of/(into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	164.1	165.2	149.0	144.7	157.0	151.2	157.4	157.7	175.9

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2013	2014	2015	2016	2017	2018	2019	2020	2021

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	164.1	165.2	149.0	144.7	157.0	151.2	157.4	157.7	175.9
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	162.1	163.2	147.0	142.7	155.0	149.2	155.4	155.7	173.9
Tranche A1 Interest Payments including hedging	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	0.3	0.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche B Principal Repayments	161.5	163.1	147.0	142.7	155.0	149.2	155.4	155.7	173.9
Equity Dividend	(161.5)	(163.1)	(147.0)	(142.7)	(155.0)	(149.2)	(155.4)	(155.7)	(173.9)
Tr. A1 Interest	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 ADSCR	173.61x	266.87x	862.45x	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
DSRA BOP	0.9	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Cash To/(From) DSRA	(0.3)	(0.4)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2013	2014	2015	2016	2017	2018	2019	2020	2021

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Due	0.9	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Paid	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A2 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A3 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr A3 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A3 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. B Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr B Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr B Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2022	2023	2024	2025	2026	2027	2028	2029	2030

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	24.61	24.61	24.61	24.61	24.61	24.61	24.61	24.61	24.61
Power price — nominal (£/MWh)	39.24	40.18	41.15	42.14	43.15	44.18	45.25	46.33	47.44
Generation (million MWh)	20.4	20.4	20.5	20.4	20.4	20.4	20.5	20.4	20.4
Power sales revenue	799.4	818.6	841.6	858.4	879.0	900.1	925.3	943.8	966.4
Ancillary Revenues	27.8	28.4	29.1	29.8	30.5	31.3	32.0	32.8	33.6
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	827.2	847.0	870.7	888.2	909.5	931.3	957.4	976.6	1,000.0
Coal	(355.3)	(363.8)	(374.0)	(381.5)	(390.7)	(400.0)	(411.2)	(419.5)	(429.5)
Oil	(10.4)	(10.7)	(11.0)	(11.2)	(11.5)	(11.7)	(12.0)	(12.3)	(12.6)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(365.7)	(374.5)	(384.9)	(392.7)	(402.1)	(411.8)	(423.3)	(431.8)	(442.2)
O&M — System charges	(62.6)	(64.1)	(65.7)	(67.2)	(68.8)	(70.5)	(72.3)	(73.9)	(75.7)
O&M — Salaries, rent & rates and insurance	(77.7)	(79.6)	(81.5)	(83.4)	(85.4)	(87.5)	(89.6)	(91.7)	(93.9)
O&M other	(62.1)	(71.2)	(66.9)	(63.3)	(65.8)	(74.4)	(72.2)	(73.0)	(74.4)

O&M costs	(202.4)	(214.9)	(214.1)	(214.0)	(220.1)	(232.4)	(234.1)	(238.6)	(244.0)
Total operating costs	(568.1)	(589.4)	(599.0)	(606.7)	(622.2)	(644.2)	(657.4)	(670.4)	(686.2)
EBITDA	259.1	257.6	271.7	281.5	287.3	287.2	300.0	306.1	313.8
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.7)	(1.7)	(1.8)	(1.9)	(1.9)	(1.8)	(2.0)	(2.0)	(2.1)
Capex	(6.6)	(4.0)	(18.0)	(15.3)	(6.6)	(0.5)	(7.8)	(4.3)	(4.4)
Tax	(71.4)	(73.0)	(75.0)	(78.3)	(80.8)	(82.4)	(84.8)	(87.8)	(90.2)
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of/(into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	179.3	179.0	176.8	186.0	198.0	202.5	205.4	212.0	217.2

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2022	2023	2024	2025	2026	2027	2028	2029	2030

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	179.3	179.0	176.8	186.0	198.0	202.5	205.4	212.0	217.2
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	177.3	177.0	174.8	184.0	196.0	200.5	203.4	210.0	215.2
Tranche A1 Interest Payments including hedging	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche B Principal Repayments	177.3	177.0	174.8	184.0	196.0	200.5	203.4	210.0	215.2
Equity Dividend	(177.3)	(177.0)	(174.8)	(184.0)	(196.0)	(200.5)	(203.4)	(210.0)	(215.2)
Tr. A1 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 ADSCR	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
DSRA BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash To/(From) DSRA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Current Market Case	2022	2023	2024	2025	2026	2027	2028	2029	2030

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A2 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A3 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr A3 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A3 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. B Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr B Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr B Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2004	2005	2006	2007	2008	2009	2010	2011	2012

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	19.55	22.19	23.05	23.31	22.34	22.65	22.61	22.64	22.64
Power price — nominal (£/MWh)	20.32	23.65	25.17	26.06	25.56	26.53	27.12	27.81	28.48
Generation (million MWh)	23.9	24.9	24.9	24.0	24.1	20.0	20.9	20.3	20.3
Power sales revenue	485.8	587.8	625.7	625.1	615.1	531.2	566.3	563.9	579.2
Ancillary Revenues	19.8	20.1	20.1	20.2	20.7	20.2	20.9	21.3	21.9
ROC sales	16.5	15.6	14.0	13.2	13.6	11.5	12.3	4.2	0.0

Total revenue	522.1	623.6	659.8	658.5	649.4	562.9	599.5	589.5	601.0
Coal	(297.1)	(313.9)	(307.7)	(297.5)	(302.6)	(257.6)	(273.7)	(273.4)	(281.1)
Oil	(5.1)	(5.4)	(5.5)	(5.5)	(5.6)	(7.0)	(8.4)	(8.0)	(8.1)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	(12.7)	(13.6)	(13.9)	(13.8)	(14.1)	(12.1)	(13.0)	(4.4)	0.0

Fuel costs	(315.0)	(332.9)	(327.2)	(316.7)	(322.4)	(276.8)	(295.1)	(285.8)	(289.2)
O&M — System charges	(43.4)	(45.2)	(46.3)	(46.7)	(47.9)	(45.7)	(47.5)	(48.2)	(49.4)
O&M — Salaries, rent & rates and insurance	(50.7)	(52.0)	(53.2)	(54.5)	(55.8)	(57.1)	(58.5)	(59.9)	(61.3)
O&M other	(49.8)	(44.4)	(47.3)	(52.1)	(50.8)	(44.3)	(45.2)	(53.2)	(55.5)

O&M costs	(143.8)	(141.6)	(146.8)	(153.3)	(154.4)	(147.1)	(151.2)	(161.2)	(166.2)
Total operating costs	(458.8)	(474.5)	(474.0)	(470.0)	(476.8)	(423.8)	(446.4)	(447.0)	(455.4)
EBITDA	63.3	149.0	185.8	188.5	172.6	139.1	153.1	142.5	145.7
TXU-E Recovery	150.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	(150.0)	(150.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	4.7	(9.4)	(1.6)	(0.5)	6.0	0.3	(2.5)	0.1	(1.1)
Capex	(12.4)	(13.4)	(12.0)	(25.6)	(15.5)	(6.0)	(6.2)	(40.3)	(35.9)
Tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of / (into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	55.6	126.2	172.1	162.4	163.1	133.4	144.4	102.3	108.7

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2004	2005	2006	2007	2008	2009	2010	2011	2012

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	55.6	126.2	172.1	162.4	163.1	133.4	144.4	102.3	108.7
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	53.6	124.2	170.1	160.4	161.1	131.4	142.4	100.3	106.7
Tranche A1 Interest Payments including hedging	(28.0)	(30.4)	(27.5)	(21.8)	(17.6)	(14.6)	(9.5)	(4.5)	(1.3)
Cash taken from DSRA to meet Tranche A1 Interest Payments	4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(48.6)	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	(2.5)	(2.3)	5.7	4.1	3.1	5.1	5.0	2.2	0.2
Tranche A2 Interest Payments (including deferred interest and hedging)	(27.6)	(44.9)	(37.7)	(38.0)	(36.7)	(35.0)	(33.1)	(29.8)	(24.1)
Cash taken from DSRA to meet Tranche A2 Interest Payments	10.7	0.0	0.0	0.0	0.0	9.1	0.0	14.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	(10.7)	0.0	0.0	0.0	0.0	(9.1)	0.0	(14.0)	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	(10.0)	(10.0)	(35.0)	0.0	6.4	48.6	0.0
Tranche A3 Interest Payments	0.0	(9.8)	(9.9)	(9.9)	(9.9)	(9.9)	(10.0)	(10.0)	(10.0)
Cash taken from DSRA to meet Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	4.7	5.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	0.0	0.0	0.0	0.0	(4.7)	(5.0)	0.0	0.0	0.0
Tranche B Interest Payments	0.0	(9.7)	(4.6)	(4.6)	(4.6)	(4.6)	(4.7)	(4.7)	(4.7)
Cash taken from DSRA to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	2.3	2.3	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	(2.3)	(2.3)	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	(27.2)	(86.2)	(70.2)	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	(12.9)	(4.7)	(7.6)	(2.6)	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	(27.4)	(12.6)	(34.0)	(52.1)	(66.8)
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche B Principal Repayments	0.0	(0.0)	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0
Equity Dividend	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest	(28.0)	(30.4)	(27.5)	(21.8)	(17.6)	(14.6)	(9.5)	(4.5)	(1.3)
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(48.6)	0.0

Total Scheduled Tr. A1 Debt Service	(28.0)	(30.4)	(27.5)	(31.8)	(37.6)	(69.6)	(64.5)	(53.0)	(1.3)
Tr. A1 ADSCR	1.91x	4.16x	6.39x	5.18x	4.36x	1.96x	2.39x	2.85x	82.18x
DSRA BOP	27.3	25.3	27.5	31.8	37.6	69.6	64.5	53.0	1.1
Cash To / (From) DSRA	(2.1)	2.3	4.3	5.9	31.9	(5.1)	(11.4)	(52.0)	(0.2)

DSRA EOP	25.3	27.5	31.8	37.6	69.6	64.5	53.0	1.1	0.9

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2004	2005	2006	2007	2008	2009	2010	2011	2012

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	400.0	400.0	372.8	286.6	206.4	173.5	113.8	51.2	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(48.6)	0.0
Principal Repaid with Cashsweep	0.0	(27.2)	(86.2)	(70.2)	(12.9)	(4.7)	(7.6)	(2.6)	0.0

Tr. A1 Outstanding EOP	400.0	372.8	286.6	206.4	173.5	113.8	51.2	0.0	0.0
Tr. A1 Interest Due	28.0	30.4	27.5	21.8	17.6	14.6	9.5	4.5	1.3
Tr. A1 Interest Paid	(28.0)	(30.4)	(27.5)	(21.8)	(17.6)	(14.6)	(9.5)	(4.5)	(1.3)
Tr. A2 Outstanding BOP	417.9	417.9	417.9	417.9	417.9	390.5	377.9	343.9	291.8
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	(27.4)	(12.6)	(34.0)	(52.1)	(66.8)

Tr. A2 Outstanding EOP	417.9	417.9	417.9	417.9	390.5	377.9	343.9	291.8	225.1
Tr. A2 Deferred Interest BOP	0.0	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	34.8	37.7	37.7	38.0	36.7	35.0	33.1	29.8	24.1
Interest Paid	(27.6)	(37.7)	(37.7)	(38.0)	(36.7)	(35.0)	(33.1)	(29.8)	(24.1)

Interest Deferred in Period	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	(7.2)	0.0	0.0	0.0	0.0	0.0	0.0	(0.0)

Tr A2 Deferred Interest EOP	7.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A3 Outstanding EOP	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8	85.8
Tr A3 Deferred Interest BOP	4.1	12.6	12.6	12.6	12.6	12.6	12.6	12.6	12.6
Interest Due	8.6	9.8	9.9	9.9	9.9	9.9	10.0	10.0	10.0
Interest Paid	0.0	(9.8)	(9.9)	(9.9)	(9.9)	(9.9)	(10.0)	(10.0)	(10.0)

Interest Deferred in Period	8.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A3 Deferred Interest EOP	12.6	12.6	12.6	12.6	12.6	12.6	12.6	12.6	12.6
Tr. B Outstanding BOP	338.4	188.4	38.4	38.4	38.4	38.4	38.4	38.4	38.4
Principal Repaid with TXU-E Recovery	(150.0)	(150.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	188.4	38.4	38.4	38.4	38.4	38.4	38.4	38.4	38.4
Tr B Deferred Interest BOP	9.3	26.7	26.7	26.7	26.7	26.7	26.7	26.7	26.7
Interest Due	17.4	9.7	4.6	4.6	4.6	4.6	4.7	4.7	4.7
Interest Paid	0.0	(9.7)	(4.6)	(4.6)	(4.6)	(4.6)	(4.7)	(4.7)	(4.7)

Interest deferred in Period	17.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr B Deferred Interest EOP	26.7	26.7	26.7	26.7	26.7	26.7	26.7	26.7	26.7

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2013	2014	2015	2016	2017	2018	2019	2020	2021

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	22.60	22.60	22.64	22.66	22.64	22.64	22.64	22.64	22.64
Power price — nominal (£/MWh)	29.10	29.80	30.58	31.34	32.06	32.83	33.62	34.43	35.26
Generation (million MWh)	21.0	21.0	20.3	20.3	20.4	20.4	20.4	20.5	20.4
Power sales revenue	610.0	626.6	620.0	636.2	652.7	668.9	685.0	704.2	718.2
Ancillary Revenues	22.6	23.1	23.5	24.1	24.7	25.3	25.9	26.5	27.1
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	632.6	649.7	643.5	660.3	677.3	694.2	710.8	730.7	745.3
Coal	(295.7)	(303.1)	(299.8)	(307.1)	(315.3)	(323.2)	(330.9)	(340.1)	(347.0)
Oil	(8.6)	(8.7)	(9.1)	(9.0)	(9.2)	(9.5)	(9.7)	(10.0)	(10.2)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(304.3)	(311.8)	(308.9)	(316.1)	(324.5)	(332.6)	(340.6)	(350.1)	(357.2)
O&M — System charges	(51.1)	(52.4)	(52.9)	(54.2)	(55.6)	(56.9)	(58.3)	(59.8)	(61.1)
O&M — Salaries, rent & rates and insurance	(62.8)	(64.3)	(65.8)	(67.4)	(69.0)	(70.7)	(72.4)	(74.1)	(75.9)
O&M other	(50.1)	(51.6)	(59.1)	(60.9)	(52.6)	(54.6)	(64.3)	(66.9)	(61.0)

O&M costs	(164.0)	(168.3)	(177.8)	(182.6)	(177.2)	(182.2)	(195.0)	(200.8)	(198.1)
Total operating costs	(468.3)	(480.1)	(486.8)	(498.7)	(501.8)	(514.8)	(535.6)	(550.9)	(555.2)
EBITDA	164.3	169.6	156.7	161.5	175.6	179.3	175.2	179.8	190.1
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.5)	(1.2)	(1.0)	(1.4)	(1.6)	(1.4)	(1.4)	(1.5)	(1.6)
Capex	(33.1)	(35.1)	(30.8)	(24.8)	(15.3)	(22.8)	(12.8)	(17.2)	(7.1)
Tax	0.0	0.0	(3.0)	(18.9)	(35.6)	(40.6)	(42.4)	(44.1)	(47.6)
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of / (into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	129.7	133.3	121.9	116.5	123.1	114.5	118.7	117.1	133.9

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2013	2014	2015	2016	2017	2018	2019	2020	2021

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	129.7	133.3	121.9	116.5	123.1	114.5	118.7	117.1	133.9
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	127.7	131.3	119.9	114.5	121.1	112.5	116.7	115.1	131.9
Tranche A1 Interest Payments including hedging	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	0.3	0.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	(17.3)	(8.1)	(1.0)	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Interest Payments	(10.0)	(10.0)	(6.7)	(0.6)	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	(4.7)	(4.7)	(4.7)	(2.3)	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	(95.1)	(108.4)	(21.5)	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	(85.9)	(12.5)	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	(65.1)	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche B Principal Repayments	(0.0)	0.0	(0.0)	34.0	121.1	112.5	116.7	115.1	131.9
Equity Dividend	0.0	0.0	0.0	(34.0)	(121.1)	(112.5)	(116.7)	(115.1)	(131.9)
Tr. A1 Interest	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 ADSCR	136.86x	214.87x	703.51x	n.a	n.a.	n.a.	n.a.	n.a.	n.a.
DSRA BOP	0.9	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Cash To / (From) DSRA	(0.3)	(0.4)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2013	2014	2015	2016	2017	2018	2019	2020	2021

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Due	0.9	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Paid	(0.9)	(0.6)	(0.2)	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Outstanding BOP	225.1	129.9	21.5	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	(95.1)	(108.4)	(21.5)	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	129.9	21.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	17.3	8.1	1.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	(17.3)	(8.1)	(1.0)	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A2 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	85.8	85.8	85.8	12.5	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	(73.3)	(12.5)	0.0	0.0	0.0	0.0	0.0

Tr. A3 Outstanding EOP	85.8	85.8	12.5	0.0	0.0	0.0	0.0	0.0	0.0
Tr A3 Deferred Interest BOP	12.6	12.6	12.6	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	10.0	10.0	6.7	0.6	0.0	0.0	0.0	0.0	0.0
Interest Paid	(10.0)	(10.0)	(6.7)	(0.6)	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	(12.6)	0.0	0.0	0.0	0.0	0.0	0.0

Tr A3 Deferred Interest EOP	12.6	12.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. B Outstanding BOP	38.4	38.4	38.4	38.4	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	(38.4)	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	38.4	38.4	38.4	0.0	0.0	0.0	0.0	0.0	0.0
Tr B Deferred Interest BOP	26.7	26.7	26.7	26.7	0.0	0.0	0.0	0.0	0.0
Interest Due	4.7	4.7	4.7	2.3	0.0	0.0	0.0	0.0	0.0
Interest Paid	(4.7)	(4.7)	(4.7)	(2.3)	0.0	0.0	0.0	0.0	0.0

Interest deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	(26.7)	0.0	0.0	0.0	0.0	0.0

Tr B Deferred Interest EOP	26.7	26.7	26.7	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2022	2023	2024	2025	2026	2027	2028	2029	2030

Operating Cash Flows
(£ mm unless otherwise stated)
Power price — real (£/MWh)	22.64	22.64	22.64	22.64	22.64	22.64	22.64	22.64	22.64
Power price — nominal (£/MWh)	36.10	36.97	37.86	38.76	39.69	40.65	41.63	42.62	43.64
Generation (million MWh)	20.4	20.4	20.5	20.4	20.4	20.4	20.5	20.4	20.4
Power sales revenue	735.5	753.1	774.3	789.7	808.7	828.1	851.3	868.3	889.1
Ancillary Revenues	27.8	28.4	29.1	29.8	30.5	31.3	32.0	32.8	33.6
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	763.2	781.5	803.4	819.5	839.2	859.3	883.3	901.1	922.7
Coal	(355.3)	(363.8)	(374.0)	(381.5)	(390.7)	(400.0)	(411.2)	(419.5)	(429.5)
Oil	(10.4)	(10.7)	(11.0)	(11.2)	(11.5)	(11.7)	(12.0)	(12.3)	(12.6)
PetCoke	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(365.7)	(374.5)	(384.9)	(392.7)	(402.1)	(411.8)	(423.3)	(431.8)	(442.2)
O&M — System charges	(62.6)	(64.1)	(65.7)	(67.2)	(68.8)	(70.5)	(72.3)	(73.9)	(75.7)
O&M — Salaries, rent & rates and insurance	(77.7)	(79.6)	(81.5)	(83.4)	(85.4)	(87.5)	(89.6)	(91.7)	(93.9)
O&M other	(62.1)	(71.2)	(66.9)	(63.3)	(65.8)	(74.4)	(72.2)	(73.0)	(74.4)

O&M costs	(202.4)	(214.9)	(214.1)	(214.0)	(220.1)	(232.4)	(234.1)	(238.6)	(244.0)
Total operating costs	(568.1)	(589.4)	(599.0)	(606.7)	(622.2)	(644.2)	(657.4)	(670.4)	(686.2)
EBITDA	195.1	192.1	204.4	212.8	217.0	215.2	226.0	230.6	236.5
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Prepayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.6)	(1.5)	(1.7)	(1.7)	(1.7)	(1.7)	(1.8)	(1.8)	(1.9)
Capex	(6.6)	(4.0)	(18.0)	(15.3)	(6.6)	(0.5)	(7.8)	(4.3)	(4.4)
Tax	(51.2)	(52.6)	(54.4)	(57.3)	(59.6)	(60.7)	(62.6)	(65.2)	(67.2)
Interest on cash balances	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Transfers out of / (into) Working Capital Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	135.8	134.0	130.3	138.5	149.1	152.3	153.7	159.2	163.1

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2022	2023	2024	2025	2026	2027	2028	2029	2030

Financing Cash Flows
(£ mm unless otherwise stated)
Cash Available for Credit Support Facility	135.8	134.0	130.3	138.5	149.1	152.3	153.7	159.2	163.1
Interest Payments on Credit Support Facility	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Cash taken from DSRA to meet Credit Support Facility Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service after Credit Support Facility	133.8	132.0	128.3	136.5	147.1	150.3	151.7	157.2	161.1
Tranche A1 Interest Payments including hedging	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA — Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A3 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) A3 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A3 Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche B Principal Repayments	133.8	132.0	128.3	136.5	147.1	150.3	151.7	157.2	161.1
Equity Dividend	(133.8)	(132.0)	(128.3)	(136.5)	(147.1)	(150.3)	(151.7)	(157.2)	(161.1)
Tr. A1 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 ADSCR	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
DSRA BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash To / (From) DSRA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 9: FINANCIAL PROJECTIONS IN RESPECT OF DRAX HOLDINGS

Drax — Illustrative Scenario	2022	2023	2024	2025	2026	2027	2028	2029	2030

Debt
(£ mm unless otherwise stated)
Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A2 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A2 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A3 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A3 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr A3 Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest Deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr A3 Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. B Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr B Deferred Interest BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Interest deferred in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Deferred Interest Paid in Period	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr B Deferred Interest EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10
SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

1.     Introduction

Set out in this Appendix are:

(a)	a summary of the terms of the A1 Facility, the A2 Facility, the A3 Facility and the B Facility, contained in Sections 2 to 5 of Part A;

(b)	a summary of the terms of the Credit Support Facility, contained in Section 6 of Part A;

(c)	a summary of the circumstances in which amendments may be made to the Facilities, contained in Section 7 of Part A;

(d)	a summary of the Cash Flow Waterfall, contained in Section 8 of Part A;

(e)	corporate details of InPower 2, the Borrower under the Restructuring Loans, contained in Section 9 of Part A; and

(f)	a summary of the Restructuring Date Waterfall, contained in Part B.

In this Appendix, a reference to an Existing Senior Creditor means an Existing Senior Creditor or its Designated Recipient.

PART A — THE FACILITIES AND THE CASH FLOW WATERFALL

2.     A1 Facility Terms

Facility	£400,000,000 term loan facility.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A1 Lenders	Certain Existing Senior Creditors and NoteCo.

Majority A1 Lenders	66 2/3 per cent. majority by value of the A1 Lenders which have voted within 30 days (or such shorter period as may be specified by the InPower 2 Facility Agent).

NoteCo will vote its participation in the A1 Facility for and/or against (or abstain) to the extent of corresponding votes received in respect of the A1 Notes.

Agency parties	InPower 2 Facility Agent: Deutsche Bank AG London. Monitoring Committee: initially, certain of the A1 Lenders and the InPower 2 Facility Agent.

Final Maturity Date	30th June, 2015.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Repayment	The A1 Loans must be repaid by the Borrower by instalments on the dates, and in the amounts, set out below:

Repayment Date	Repayment Instalment

30th June, 2007	£5 million
31st December, 2007	£5 million
30th June, 2008	£10 million
31st December, 2008	£10 million
30th June, 2009	£27.5 million
31st December, 2009	£27.5 million
30th June, 2010	£27.5 million
31st December, 2010	£27.5 million
30th June, 2011	£27.5 million
31st December, 2011	£27.5 million
30th June, 2012	£27.5 million
31st December, 2012	£27.5 million
30th June, 2013	£25 million
31st December, 2013	£25 million
30th June, 2014	£25 million
31st December, 2014	£25 million
30th June, 2015	£50 million

Interest rate	Interest will accrue from the day following the Effective Date at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Margin	2.50 per cent. per annum.

Interest periods	6 months.

Interest Payment Dates	Initially interest will be paid:

(a) if the Effective Date occurs on or before 31st December, 2003, on the Effective Date (in respect of the period from the Effective Date until 31st December, 2003); or

(b) if the Effective Date occurs after 31st December, 2003, on 30th June, 2004 (in respect of the period from the Effective Date until 30th June, 2004).

Cash representing notional interest accruing up to the Effective Date will be paid on the Effective Date in accordance with the Restructuring Date Waterfall and the terms of the Schemes and forms part of the Restructuring Cash Requirement.

Thereafter, on each 30th June and 31st December, interest will be paid in accordance with the Cash Flow Waterfall.

Other interest-related provisions	Normal provisions dealing with:

(a) market disruption affecting LIBOR and the ability of Lenders to fund the Al Loans;

(b) Lenders’ increased (regulatory capital) costs; and

(c) illegality affecting the involvement of the Lenders, the Facility Agent, the account bank or the security trustee (together, the Finance Parties) in the InPower 2 Facility Agreement,

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

are included in the InPower 2 Facility Agreement.

Mandatory prepayments	(a) (i) At any time while the outstanding principal amount of the A1 Loans is £200,000,000 or more in aggregate, there will be a 100 per cent. cash flow sweep and mandatory prepayment on each Interest Payment Date of any excess cash available for debt service to be applied against the A1 Loans and, if any, in payment of, hedging termination amounts in respect thereof, in accordance with paragraph (n)(i) of the Cash Flow Waterfall.

(ii) At any time while the outstanding principal amount of the A1 Loans is less than £200,000,000 in aggregate there will be a 100 per cent. cash flow sweep and mandatory prepayment on each Repayment Date of any excess cash available for debt service to be applied pro rata against the A1 Loans and the A2 Loans and, if any, in payment of hedging termination amounts in respect of A1 hedging, in accordance with paragraph (n)(ii) of the Cash Flow Waterfall.

(b) Capital insurance proceeds are required to be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the A1 Facility interest and scheduled repayment instalments can be met in a timely manner (taking into account the Debt Service Reserve Accounts). If not, at the option of the Majority A1 Lenders, such amounts will be applied in accordance with the Security Ranking.

(c) There will be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d) In the event of a Change in Control, each A1 Lender will have an option to require prepayment of its participation in the A1 Loans at par, together with all accrued interest.

Application of prepayments; reborrowings	In inverse order of maturity. No amount prepaid can be reborrowed.

A1 (Interest) Debt Service Reserve Account (A1 (Interest) DSRA)	The A1 DSRA will be funded to the extent cash is available after payment of prior ranking claims under the Cash Flow Waterfall, on each Interest Payment Date up to the applicable Required Balance in respect of interest in respect of the A1 Loans.

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Amounts standing to the credit of the A1 (Interest) DSRA will (to the extent such payments cannot otherwise be paid in accordance with the Cash Flow Waterfall) be used to make payments of:

First:	amounts then due under the Super Priority Facilities following an acceleration of those facilities;
Second:	amounts then due under the Super Priority Facilities;
Third:	interest in respect of the A1 Loans then due and A1 Hedging Fixed Amounts; and
Fourth:	scheduled principal amortisation then due in respect of the A1 Facility.

On each Interest Payment Date, amounts in excess of the Required Balance on that date in respect of the A1 (Interest) DSRA will be released for application in accordance with the Cash Flow Waterfall.

On an enforcement, amounts standing to the credit of the A1 (Interest) DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

A1 (Principal) Debt Service Reserve Account (A1 (Principal) DSRA)	The A1 (Principal) DSRA will be funded to the extent cash is available after payment of prior ranking claims under the Cash Flow Waterfall, on each Interest Payment Date up to the applicable Required Balance in respect of principal in respect of the A1 Loans.

Amounts standing to the credit of the A1 (Principal) DSRA will (to the extent such payments cannot otherwise be paid in accordance with the Cash Flow Waterfall) be used to make payments of:

First:	amounts then due under the Super Priority Facilities following an acceleration of those facilities;
Second:	amounts then due under the Super Priority Facilities;
Third:	interest in respect of the A1 Loans then due and A1 Hedging Fixed Amounts; and
Fourth:	scheduled principal amortisation then due in respect of the A1 Facility.

On each Interest Payment Date, amounts in excess of the Required Balance on that date in respect of the A1 DSRA will be released for application in accordance with the Cash Flow Waterfall.

On an enforcement, amounts standing to the credit of the A1 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Taxes	Provisions dealing with tax-related matters are included in the InPower 2 Facility Agreement (including an obligation on the Obligors to gross up payments to the extent a withholding applies and an indemnity from the Borrower to the Finance Parties in respect of tax liabilities).

Security Ranking and Enforcement	See Appendix 11.

Amendments	See Section 7 of this Part.

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Representations and warranties	The following representations and warranties are given by each Obligor in respect of itself and each Relevant Company (being broadly similar to those in the Facility Agreement, with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU EET):

(a) status;

(b) powers and authorities;

(c) legal validity;

(d) non-conflict;

(e) no default;

(f) authorisations, consents and filings;

(g) pari passu ranking;

(h) ownership of assets;

(i) financial statement and accounts;

(j) litigation;

(k) information;

(l) documents;

(m) intellectual property;

(n) status of security;

(o) insurances;

(p) no other business;

(q) no force majeure;

(r) taxes;

(s) project budgets and forecasts;

(t) options;

(u) compliance with laws and regulations;

(v) environmental matters;

(w) pension scheme; and

(x) structure.

Materiality and other exceptions are included, where appropriate, based on the corresponding provisions of the Facility Agreement. The representations and warranties set out in paragraphs (a), (b), (c) and (g) will be made on the Effective Date. All other representations and warranties set out above will be made on the day immediately following the Effective Date subject, in each case, to the actual knowledge of the directors of each Relevant Company at the time such representations and warranties are made. Certain of the representations and warranties will be deemed to be repeated on each Interest Payment Date, with reference to the facts and circumstances then existing provided that, in each such case, insofar as any such representation and warranty refers or relates to the

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period up to and including the Effective Date, it is deemed to be repeated as regard such period with reference only to the actual knowledge of the directors of each Relevant Company at the time such representations and warranties are deemed repeated (but for the period thereafter, without any such restriction).

Undertakings	The undertakings are based on those contained in the Facility Agreement (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU EET) and include those set out below. Materiality and other exceptions are included, where appropriate, based on the corresponding provisions of the Facility Agreement.

1. Negative pledge — the Borrower undertakes not to, and to procure that no Relevant Company will, create or permit to subsist any security interest over any of its assets except for any permitted security interest.

2. Transactions similar to security — the Borrower undertakes not to, and to procure that no Relevant Company will, sell, transfer or otherwise dispose of any of its assets where these may be required or receivables for the purpose of or in connection with the raising of finance.

3. Non-disposals — the Borrower undertakes not to, and to procure that no Relevant Company will, sell, transfer, grant or lease or otherwise dispose of all or any part of its assets (except permitted disposals, disposals on an arm’s-length basis of redundant or obsolete assets not exceeding an agreed maximum aggregate value and disposals of assets which are replaced).

4. No other borrowings — the Borrower undertakes not to, and to procure that no Relevant Company will, incur any financial indebtedness (except under the Finance Documents or any approved contracts and except for other limited exceptions).

5. No lending or guarantees — the Borrower undertakes not to, and to procure that no Relevant Company will, be a creditor in respect of any financial indebtedness (except as required under a Project Agreement or Finance Document, under specified intercompany loan agreements, with the written approval of the Instructing Group or employee loans not exceeding an agreed maximum aggregate) or give any guarantee (with limited exceptions).

6. Conduct of business — the Borrower will procure that each Relevant Company will conduct its business in a reasonable and prudent manner and in accordance with good industry practice and that Drax Power will protect the interests of Drax Opco in respect of certain project agreements assigned by Drax Power to Drax Opco.

7. No change in business — the Borrower will procure that Drax Opco does not engage in any business or activity beyond that of generator/ supplier of electricity from the Drax Power Station and any incidental business. Other Relevant Companies must only act as holding companies.

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8. No mergers — the Borrower undertakes not to, and to procure that no Relevant Company will, enter into any amalgamation, demerger, merger or reconstruction.

9. Restrictions on capital expenditure — the Borrower will procure that Drax Opco does not without the consent of the Instructing Group incur capital expenditure in excess of 110 per cent. of the then current annual capital expenditure budget as approved by the Monitoring Committee (other than repairs or reinstatements funded from insurance proceeds and, up to an agreed maximum amount, to ensure the integrity and safety of the Power Station). No other Relevant Companies may incur capital expenditure.

10. Restrictions on electricity trading — the Borrower will procure that Drax Opco complies with the Trading and Risk Management Policy.

11. Restrictions on fuel procurement and stocking — the Borrower will procure that Drax Opco complies with the Trading and Risk Management Policy.

12. Restrictions on entering into new material contracts — the Borrower undertakes not to, and to procure that no Relevant Company will, enter into any material contract or acquire any material asset (except entering into the project agreements and finance documents or in accordance with the Trading and Risk Management Policy or, as applicable, the approved capex budget).

13. Compliance with Transaction Documents — Each Relevant Company must take all reasonable steps to enforce its rights and exercise its discretions under and comply in all material respects with its obligations under the project agreements and the finance documents.

14. Restrictions on amending or terminating material contracts — the Borrower undertakes not to, and to procure that no Relevant Company will: (a) request, agree to or permit any amendment to any project agreement or finance document (other than immaterial amendments to project agreements or amendments to hedging agreements approved by the Facility Agent), (b) terminate, abandon, cancel or withdraw from any finance document or material project agreement (other than, in certain specified circumstances, as permitted under the Trading and Risk Management Policy), (c) waive compliance with the term of any finance document or material project agreement, or (d) request, agree or permit any assignment or transfer of rights and/or obligations under any Material Project Agreement (other than, in certain specified circumstances, as permitted under the Trading and Risk Management Policy) or Finance Document (except pursuant to the security in respect of the Facilities).

15. Maintenance of insurance — insurance must be maintained at certain minimum levels of cover with an obligation to try and obtain such greater levels of cover as the Lenders’ insurance adviser certifies is available at reasonable commercial terms (taking into account the operating regime of the Drax Power Station).

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16. Compliance with environmental laws and licences — each Relevant Company must comply in all material respects with all applicable environmental laws and licences.

17. Share capital — the Borrower will not and will procure that no Relevant Company will, purchase, cancel or redeem any of its share capital (other than limited exceptions with the prior written consent of the Instructing Group).

18. Compliance with laws and payment of taxes — subject to certain materiality provisions, each Relevant Company must comply with applicable laws and regulations. They must also comply with certain provisions relating to the payment of taxes.

19. Restrictions on transactions with affiliates — no Relevant Company may enter into any contract with any of its affiliates, except under the finance documents and the project agreements.

20. Obligations in relation to maintenance and capital replacements — subject to certain materiality provisions, the Borrower will procure that the project facilities are operated and maintained in accordance with: (a) good industry practice, (b) environmental laws, (c) all applicable laws, regulations and relevant authorisations, (d) manufacturers’ guidelines and specifications, (e) conditions of any warranty of any manufacturer of equipment forming part of the Drax Power Station, and (f) the annual operating budget and that Drax Opco only incurs permitted operating costs.

21. Provision of agreed information, including: (a) semi-annual updates of financial projections (which will include revised model assumptions agreed with the Monitoring Committee (or, in the absence of such agreement, as approved by an independent expert) and an electricity market forecast (if required by the Facility Agent)), (b) annual budgets (together with a commentary on the underlying assumptions in each budget and the prevailing market conditions), and (c) information which would be required to be publicly filed.

22. Financial information — the Borrower will supply to the Lenders copies of: (a) each Relevant Company’s audited accounts (consolidated in the case of the Borrower, Drax Holdings and Drax Group) for each financial year together with a commentary on the trading of the business during the period and a comparison between actual performance and the applicable operating budget for the period, and (b) unaudited accounts for each Relevant Company for each half year and (for the Borrower, Drax Holdings and Drax Group only) each quarterly accounting period together with a commentary on the trading of the business during the period and a comparison between actual performance and the applicable operating budget for the period. Annual and quarterly accounts for the Borrower and Drax Holdings are to be provided with an appropriate reconciliation to US GAAP.

23. Information (miscellaneous) — the Borrower will supply to the Lenders details of: (a) any current, threatened or pending material litigation, arbitration or administrative proceedings by or against any

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Relevant Company, (b) details of any shutdown of the Drax Power Station (or any unit of the Drax Power Station) in excess of 3 days or any material suspension reduction of coal supply or any event which is likely to constitute a force majeure event, (c) details of any event or circumstance which is likely to have a Material Adverse Effect or of any material damage to the Project Facilities or any circumstances likely to give rise to a claim on the insurance, (d) copies of all notices of default or termination under any material project agreement, (e) details of any non-compliance with any environmental law or licence and any actual or suspected environmental contamination and proposals for remedy, (f) details of any category of capital or operating expenditure which exceeds the estimate of such expenditure by more than a specified threshold, (g) details of any revocation, suspension, refusal to grant or renew, change in the form of or breach of any relevant authorisation, (h) details of changes of residency, (i) annual operating plan for the forthcoming financial year, (j) monthly operating reports, (k) certified copies of any relevant authorisations, (l) if required (and available) in relation to any vote by Lenders in which NoteCo is entitled to vote, an officer’s certificate and, if required, a ratings affirmation and (m) any further information which the relevant Lenders may require (acting reasonably).

24. The Borrower will procure that (i) access to the Site, the Project Facilities, records and accounts is provided to the Agency parties and their advisers and (ii) Drax Opco holds an annual lenders’ meeting.

25. The Borrower will procure notification of defaults and compliance certificates (with each set of accounts and on request) and, on an annual basis, certification of Drax Opco’s compliance with the Trading and Risk Management Policy.

26. The Borrower will procure that (other than preferred distributions) no distributions by any Drax Group members until all Restructuring Debt is repaid in full. For the avoidance of doubt, neither this nor any other undertaking will prevent the payment of the IPR Support Fee or the IPR Cash-Out Fee (as applicable) or the legal fees of IPR in accordance with the COOIA.

Distributions by an Obligor to the Jersey charitable trust which owns it will be limited to £1,000 per annum in aggregate.

27. Each Relevant Company will be subject to restrictions on it changing accounting periods and policies.

28. Authorisations — subject to materiality the Borrower will and will procure that each Relevant Company will, obtain, maintain and comply with the terms of any relevant authorisation.

29. Pari passu ranking — the Borrower will and will procure that each Relevant Company will, ensure that all its payment obligations under the Finance Documents rank at least pari passu in right and priority of payment with its other present and future unsecured obligations (except for obligations mandatorily preferred by law).

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30. Hedging — the Borrower will and will procure that each Relevant Company will, comply at all times with the specified hedging policy and furthermore ensure that: (a) no currency hedging is entered into by any Relevant Company unless it is in accordance with the Trading and Risk Management Policy (and is not for speculative purposes) or is otherwise approved by the Instructing Group, (b) only interest “swap” and “cap” interest hedging instruments for non-speculative purposes are entered into by any Relevant Company at any time, and (c) no other hedging transactions or derivatives transactions are entered into by any Relevant Company.

31. Intellectual property rights — the Borrower will and will procure that each Relevant Company will: (a) make registrations and pay fees as necessary to maintain its registered intellectual property rights, and (b) take such steps as are necessary and commercially reasonable to prevent third parties infringing its intellectual property rights.

32. Pension schemes — The Borrower will procure that each Drax Group member will at intervals of no more than three calendar years deliver actuarial reports in relation to any pension schemes operated by any Relevant Company and ensure such pension schemes are adequately funded:

(a) based on reasonable actuarial assumptions and recommendations; and

(b) as required by law.

33. The Relevant Companies agree to enforce the TXU Claim in good faith and in the best interests of the B Lenders (subject to certain agreed guidelines and restrictions).

34. The Borrower agrees to use reasonable endeavours to procure a listing of the Restructuring Notes.

35. The Borrower agrees to take all reasonable steps to procure comfort letters from GEMA and Elexon (or any other comfort letter in relation to industry agreements reasonably requested by the InPower 2 Facility Agent).

Events of Default	The events of default are based on those contained in the Facility Agreement (with necessary modifications to reflect the Restructuring and the termination of contracts, including the power purchase agreement, with TXU EET) and include those set out below. Materiality and other exceptions apply where appropriate, based on the corresponding provisions of the Facility Agreement. For the avoidance of doubt, the Restructuring is not conditional on no event of default having occurred.

1. Non-payment — any amount due is not paid within three Business Days of when due at the place and in the currency in which it is expressed to be payable.

2. Breach of representation and warranty or undertaking — a representation, warranty or statement made or repeated in or in connection with any finance document is or proves to be incorrect or misleading subject to a 30 day grace period in certain cases or,

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where any representation, warranty or statement is or proves to be incorrect or misleading as a result of any event or occurrence prior to the Effective Date, subject to such breach having a Material Adverse Effect.

3. Cross-default — financial indebtedness of any Relevant Company is not paid on its due date or if an event of default howsoever described occurs under any document relating to financial indebtedness (with a 5 Business Days grace period for amounts under £250,000).

4. Insolvency — any Relevant Company or Major Project Party is deemed or admits to being unable to pay its debts as they fall due or insolvent or its assets are declared by the Jersey courts to be en désastre, or stops or suspends making payments on all or any class of its debts or announces an intention to do so, or by reason of financial difficulties, begins negotiations with one or more of its creditors (provided that the balance sheet insolvency of Drax Holdings will not be an event of default until, in each case, the first date after the Effective Date on which such company becomes balance sheet solvent at which time this proviso shall cease to apply to such company).

5. Insolvency Proceedings — any formal step is taken (such as the presenting of a petition, the convening of a meeting or the institution of legal proceedings or the filing of documents) with a view to moratorium or a composition, assignment or arrangement with any creditors of any Relevant Company or Major Project Party or any petition is presented, or documents are filed, with a court or any registry for the winding-up of any Relevant Company or Major Project Party or for its administration, or any resolution is passed for the winding-up of any Relevant Company or Major Project Party is considered or an order for the winding-up or administration of any Relevant Company or Major Project Party is made, or any application is made for the assets of any Relevant Company to be declared en désastre. For Major Project Parties an Event of Default will only apply if the event or circumstance has Material Adverse Effect.

6. Appointment of receivers and managers — any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, administrator or the like is appointed in respect of any Relevant Company or Major Project Party or any material part of its assets, or any Relevant Company or Major Project Party requests such an appointment, or any other steps are taken to enforce any security interest over any part of the assets of any Relevant Company or any Major Project Party. For Major Project Parties an Event of Default will only apply if the event or circumstance has Material Adverse Effect.

7. Creditors’ process — any attachment, sequestration, distress or execution affects any asset of any Relevant Company or any material asset of any Major Project Party and is not discharged in 14 days. For Major Project Parties an Event of Default will only apply if the event or circumstance has Material Adverse Effect.

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8. Analogous proceedings — any event in relation to any Relevant Company or Major Project Party anywhere which, appears to correspond with those of insolvency, insolvency proceedings, appointment of receivers and managers, or creditors’ process. For Major Project Parties an Event of Default will only apply if the event or circumstance has Material Adverse Effect.

9. Cessation of business — any Relevant Company or Major Project Party ceases, or threatens to cease, to carry on all or a substantial part of its business. For Major Project Parties an Event of Default will only apply if the event or circumstance has Material Adverse Effect.

10. Any Relevant Company breaches a Project Agreement, or counterparty to a Material Project Agreement breaches that Material Project Agreement, which breach has a Material Adverse Effect. Any Relevant Company or the Escrow Trustee breaches any provision of the Escrow and Distribution Agreement.

11. Effectiveness of security — any security document is not effective or is alleged by any Relevant Company to be ineffective to create the security interests it purports to create, and/or any material term of any security document does not constitute legal, valid, binding and enforceable obligations of the Relevant Company.

12. Insurance — any relevant insurance is not, or ceases to be, in full force and effect at any time when it is required to be in effect or (at the time it is required to be effected) is unavailable, or any insurer avoids or suspends, or becomes entitled to avoid or suspend, any relevant insurance or any claim under it, or otherwise to reduce its liability under any relevant insurance, or any insurer of any relevant insurance is not bound, or ceases to be bound, to meet its obligations in full under any relevant insurance.

13. Abandonment — Drax Opco abandons all or any material part of the Drax Power Station without the consent of an Instructing Group, or all or any material part of the Project Facilities are damaged or destroyed.

14. Nationalisation — any governmental agency takes, or states officially that it proposes to take, any step with a view to the seizure, expropriation, nationalisation or acquisition (whether compulsory or otherwise, in whole or in part, and whether or not for fair compensation) of any Relevant Company or any of its assets.

15. Change of residency — if any Obligor is treated by any taxing authority (other than a Jersey taxing authority) for any purposes whatsoever as resident, or has its centre of main interest at any time, in any country other than Jersey.

16. Material Adverse Effect — any event or circumstance (or combination thereof whether related or not) occurs which has a Material Adverse Effect.

17. Proceedings — any litigation, arbitration, administrative, regulatory or other proceeding (other than the TXU Claim) occurs concerning or arising in consequence of any of the transaction documents and/or

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the implementation of any matter or transaction provided for in the transaction documents or otherwise involving a Group Member which is likely to be, or is finally, determined adversely to the interests of such Group Member involved in any such proceedings and has a Material Adverse Effect.

18. Ownership of the Relevant Companies — any change in the legal or beneficial ownership of any Relevant Company (other than Drax Group Limited). A change in ownership of Drax Group Limited will not be an Event of Default (though will trigger the pre-payment options referred to above).

19. Project Events:

(a) Drax Opco ceases to have title to or the right to possess and use the Site and/or any buildings or fixtures on the Site or any easements and wayleaves and/or any material intellectual property rights which in each case are necessary from time to time to operate and maintain the Drax Power Station in accordance with the transaction documents.

(b) Force majeure — any force majeure event occurs which would reasonably be expected to last for such a period as to: (a) entitle any person to terminate (i) a material project agreement, or (ii) any other project agreement where such a termination would have a Material Adverse Effect, or (b) taking into account any available insurance proceeds, have a Material Adverse Effect.

(c) Any further change to the wholesale electricity markets, or any change in law or applicable consents (including emissions limits), are/is likely to materially and adversely affect the ability of any Relevant Company to meet any of its payment obligations.

20. Permits — a licence or any other relevant authorisation is revoked or is not currently held by the relevant person or (other than as a result of BETTA) is amended in a manner materially adverse to the interests of the Relevant Company, or any Relevant Company commits a material breach of the terms of the licence or any other relevant authorisation and such breach is not remedied (if capable of remedy) within any applicable cure period.

21. Intercreditor and Security Trust Deeds — any party to the New Drax Intercreditor and Security Trust Deed or the InPower 2 Intercreditor and Security Trust Deed (other than a Finance Party) fails to comply with its material obligations under the New Drax Intercreditor and Security Trust Deed or the InPower 2 Intercreditor and Security Trust Deed.

22. Any party to any of the equity agreements rescinds it and such recission would in the reasonable opinion of the Instructing Group be materially adverse to the interests of the Finance Parties.

Transferability	Participations in the Loans are freely assignable, provided that:

(a) NoteCo is not able to transfer its participations (other than to grant security over its Restructuring Loans, for the benefit of the

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Noteholders, to the Restructuring Notes Trustee or to any Noteholder, in accordance with the terms of the Restructuring Notes Trust Deed, on the enforcement of such security); and

(b) During the Linked Period, on any transfer by a Linked Lender of either its participation in the A2 Loans and/or its participation in the A3 Loans (including in each case its related rights and obligations under the InPower 2 Facility Agreement) (or any part thereof) that Linked Lender must at the same time transfer an equal proportion of the other Linked Securities held by that Linked Lender to the same transferee.

Each transferee must warrant that it is an Eligible Person.

NoteCo provisions	Reflecting the role of NoteCo as the lender of record behind which sits each of the Noteholders, certain provisions are included in the InPower 2 Facility Agreement which are specific to NoteCo, relating to:

(a) NoteCo passing on information to Noteholders;

(b) NoteCo not voting in relation to certain matters where, as appropriate, it has received an officer’s certificate and (if applicable) a ratings affirmation from Drax Opco;

(c) NoteCo splitting its election whether or not to require a prepayment where entitled to elect;

(d) NoteCo splitting its vote (into votes for, against and to abstain) when voting as a Lender;

(e) the Borrower reimbursing NoteCo its expenses (and other fees and expenses related to the Restructuring Notes); and

(f) requiring NoteCo to be put in funds to gross up on payments to Noteholders to the extent a withholding applies to such payments.

Other provisions	Normal “boilerplate” provisions dealing with:

(a) payment of fees, expenses and stamp duty;

(b) indemnification of Finance Parties;

(c) evidence and calculation of amounts owing under the InPower 2 Facility Agreement;

(d) the appointment of legal, industry, accounting, engineering, insurance and other advisers to the Finance Parties;

(e) permitting set off by Finance Parties;

(f) requiring pro rata sharing amongst Lenders (so they share recoveries pro rata to their outstandings);

(g) severing unenforceable provisions from the other provisions in the agreement;

(h) English courts to have jurisdiction; and

(i) English law as the governing law of the agreement,

are included in the InPower 2 Facility Agreement.

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The InPower 2 Facility Agreement provides for certain documentary conditions precedent. These include various constitutional documents and corporate authorisations and related documents relating to the Relevant Companies, NoteCo and Harich; conditions precedent to the Drax Sale and Purchase Agreement and the COOIA; certain material project agreements and security documents along with certain listing documents and scheme related documents; certain operating authorisations; financial statements; advisers’ reports; and certain legal opinions relating to English law, Jersey law and Cayman Islands’ law.

Governing law	English.

Jurisdiction	English courts.

3.     A2 Facility Terms

Facility	A term loan facility of up to £460,000,000.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A2 Lenders	Certain Existing Senior Creditors, NoteCo and (to the extent that the A Cash Election is exercised) the IPR Lender.

Majority A2 Lenders	50.1 per cent. majority by value of the A2 Lenders which have voted within 30 days (or such shorter period as specified by the Facility Agent).

NoteCo will vote its participation in the A2 Facility for and/or against to the extent of corresponding votes received in respect of the A2 Notes.

Agency Parties	As for the A1 Facility.

Final Maturity Date	30th June, 2015.

Repayment	No scheduled amortisation of principal. See “Mandatory Prepayments” below.

Interest rate	Interest will accrue from the day following the Effective Date at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Margin	4.00 per cent. per annum.

Interest periods	6 months.

Interest Payment Dates	Initially interest will be paid:

(a) if the Effective Date occurs on or before 31st December, 2003, on the Effective Date (in respect of the period from the Effective Date until 31st December, 2003); or

(b) if the Effective Date occurs after 31st December, 2003, on 30th June, 2004 (in respect of the period from the Effective Date until 30th June, 2004).

Cash representing notional interest accruing up until the Effective Date will be paid on the Effective Date in accordance with the Restructuring Date Waterfall and the terms of the Schemes and forms part of the Restructuring Cash Requirement.

Thereafter on each 30th June and 31st December interest is cash paid only to the extent that there is excess cash available after payment of all prior

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

ranking claims under the Cash Flow Waterfall (or, failing that, cash available for this purpose in the A2 DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next Interest Payment Date in accordance with, and subject to, the Cash Flow Waterfall.

Other interest-related provisions	As for the A1 Facility.

Mandatory prepayments	(a) At any time while the outstanding principal amount of the A1 Loans is less than £200,000,000 in aggregate, there will be a 100 per cent. cash flow sweep and mandatory prepayment on each Interest Payment Date of any excess cash to be applied pro rata against the A1 Loans and the A2 Loans and, if any, in payment of hedging termination amounts in respect of the A1 hedging, in accordance with paragraph (n)(ii) of the Cash Flow Waterfall.

(b) At any time the A2 Lenders are the Ranking Lenders, capital insurance proceeds will be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio in respect of the A2 Loans at no time is less than 1.0x. If it does not, at the option of the Majority A2 Lenders, such amounts will be applied in accordance with the Security Ranking.

(c) At any time the A2 Lenders are the Ranking Lenders, there will be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d) In the event of a Change in Control, each A2 Lender will have an option to require prepayment of its participations in the A2 Loans at par, together with all accrued interest.

Application of prepayments; reborrowings	In reduction of the principal amount of A2 Loans. No amount prepaid can be reborrowed.

A2 Debt Service Reserve Account (A2 DSRA)	The A2 DSRA will be funded on the Effective Date in an amount up to the A2 DSRA Required Balance, to the extent cash is available after prior ranking claims under the Restructuring Date Waterfall.

Thereafter the A2 DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cash Flow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the A2 DSRA will (to the extent that there are insufficient funds available in accordance with the Cash Flow

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Waterfall and the relevant Debt Service Reserve Accounts for such purpose) be used to make payments of:

First:	amounts then due under the Super Priority Facilities following an acceleration of those facilities;
Second:	amounts then due under the Super Priority Facilities;
Third:	interest in respect of the A1 Loans then due and A1 Hedging Fixed Amounts;
Fourth:	scheduled principal amortisation then due in respect of the A1 Facility; and
Fifth:	interest in respect of the A2 Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the A2 DSRA will be released for application in accordance with the Cash Flow Waterfall.

On an enforcement, amounts standing to the credit of the A2 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Taxes	As for the A1 Facility.

Security Ranking and Enforcement	See Appendix 11.

Amendments	See Section 7 of this Part.

Representations and warranties, Undertakings, Events of Default	As for the A1 Facility.

Transferability	As described in Section 2 of this Part.

NoteCo provisions and other provisions	As for the A1 Facility.

Governing law	English.

Jurisdiction	English courts.

4.     A3 Facility Terms

Facility	A term loan facility of up to £94,446,675.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

A3 Lenders	Certain Existing Senior Creditors, NoteCo and (to the extent that the A Cash Election is made) the IPR Lender.

Majority A3 Lenders	50.1 per cent. majority of the A3 Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent).

NoteCo will vote its participation in the A3 Facility for and/or against to the extent of corresponding votes received in respect of the A3 Notes.

Agency Parties	As for the A1 Facility.

Final Maturity Date	30th June, 2020.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Repayment	No scheduled amortisation of principal. See “Mandatory Prepayments” below.

Interest rate	Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

Margin	5.00 per cent. per annum.

Interest periods	6 months.

Interest Payment Dates	Initially interest will be paid:

(a) in respect of the first Interest Period:

(i)	if the Effective Date occurs on or before 31st December, 2003, on the Effective Date; and

(ii)	if the Effective Date occurs after 31st December, 2003, there will be no Interest Payment Date in respect of the first Interest Period and, instead, interest on the A3 Loan in respect of the first Interest Period is automatically deferred; and

(b) in respect of the second Interest Period:

(i)	if the Effective Date occurs on or before 31st December, 2003, on the last day of that second Interest Period; and

(ii)	if the Effective Date occurs after 31st December, 2003, on the Effective Date (in respect of (A) all interest accrued on the A3 Loan during the period from 1st July, 2003 up to and including 31st December, 2003; (B) all interest accrued on the amount referred to in sub-paragraph (A), at the same rate of interest as applies to the A3 Loan in respect of the period from 1st July, 2003 to 31st December, 2003, during the period from 1st January, 2004 up to and including the Effective Date; and (C) all interest accrued on the A3 Loan during the period from 1st January, 2004 up to and including the Effective Date) and on 30th June, 2004 (in respect of all interest on the A3 Loan during the period from the day after the Effective Date up to and including 30th June, 2004).

Thereafter, on each 30th June and 31st December, interest will be paid only to the extent that there is excess cash available after payment of all prior ranking claims under the Cash Flow Waterfall (or, failing that, cash available for such purpose in the A3 DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next Interest Payment Date in accordance with, and subject to, the Cash Flow Waterfall.

Mandatory prepayments	(a) At any time when the A3 Lenders are the Ranking Lenders, capital insurance proceeds will be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio in respect of the A3 Loans at no time is less than 1.0x. If it does not, at the option of the Majority A3 Lenders, such amounts will be applied in accordance with the Security Ranking.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

(b) At any time when the A3 Lenders are the Ranking Lenders, there will be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(c) At the election by a two-thirds majority by value of the A3 Lenders, there will be a 100 per cent. mandatory prepayment of all of the A3 Loans (together with all accrued interest) on a Change in Control.

(d) Following repayment in full of the A1 Loans and the A2 Loans, all available cash following payment of any prior ranking claims under the Cash Flow Waterfall must be applied in prepayment of the A3 Loans on each Interest Payment Date until the A3 Facility is repaid in full.

Application of prepayments; reborrowings	In reduction of the principal amount of the A3 Loans. No amount prepaid can be reborrowed.

A3 Debt Service Reserve Account (A3 DSRA)	The A3 DSRA will be funded on the Effective Date in an amount up to the A3 DSRA Required Balance, to the extent cash is available after prior ranking claims under the Restructuring Date Waterfall.

Thereafter the A3 DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cash Flow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the A3 DSRA will (to the extent that there are insufficient funds available under the Cash Flow Waterfall and the other relevant Debt Service Reserve Accounts for such purpose) be used to make payments of:

First:	amounts then due under the Super Priority Facilities following an acceleration of those facilities;
Second:	amounts then due under the Super Priority Facilities;
Third:	interest in respect of the A1 Loans then due and A1 Hedging Fixed Amounts
Fourth:	scheduled principal amortisation then due in respect of the A1 Facility;
Fifth:	interest in respect of the A2 Facility; and
Sixth:	interest in respect of the A3 Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the A3 DSRA will be released from the A3 DSRA for application in accordance with the Cash Flow Waterfall.

On an enforcement, amounts standing to the credit of the A3 DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Security Ranking and Enforcement	See Appendix 11.

Amendments	See Section 7 of this Part.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Representations and warranties, Undertakings, Events of Default	As for the A1 Facility.

Transferability	As described in Section 2 of this Part.

Other provisions	As for the A1 Facility.

Governing law	English.

Jurisdiction	English courts.

5. B Facility Terms

Facility	A term loan facility of up to £338,400,000.

Borrower	InPower 2.

Guarantors	BondPower and InPower.

B Lenders	Certain Existing Senior Creditors, NoteCo and (to the extent that the B Cash Election is made) the IPR Lender.

Majority B Lenders	50.1 per cent. majority of the B Lenders which have voted within 30 days (or such other shorter period as specified by the Facility Agent).

NoteCo will vote its participation in the B Facility for and/or against to the extent of corresponding votes received in respect of the B Notes.

Agency Parties	As for the A1 Facility.

Final Maturity Date	30th June, 2025.

Repayment	No scheduled amortisation of principal. See “Mandatory Prepayments” below.

Interest rate	Interest will accrue from 1st July, 2003 at a rate equivalent to the aggregate of LIBOR, the Margin and mandatory costs.

On the listing of the B Facility Eurobonds, amounts standing to the credit of the B Facility Listing Account will be applied in payment of accrued B Facility interest.

If the B Facility Eurobonds are not listed on the Luxembourg Stock Exchange on or before 31st December, 2005:

(a) amounts standing to the credit of the B Facility Listing Account will be applied on 31st December, 2005 in payment of accrued B Facility Eurobond interest together with an additional sum equal to any withholding tax payable on that accrued B Facility Eurobond interest; and

(b) the B Facility Eurobond interest payable from 1st January, 2006 will, until the date that the B Facility Eurobonds are so listed, be grossed up to reflect any withholding tax payable on interest payable under the B Facility Eurobonds.

Margin	2.00 per cent. per annum.

Interest periods	6 months.

Interest Payment Dates	Initially interest will be paid, in respect of the each Interest Period ending on or before the B Facility Eurobonds Longstop Date, on the B Facility Eurobonds Longstop Date.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Thereafter, on each 30th June and 31st December interest will be paid only to the extent that there is excess cash available after payment of all prior ranking claims under the Cash Flow Waterfall (or, failing that, cash available in the B DSRA) on the relevant Interest Payment Date. Unpaid interest is deferred (not capitalised) and is interest bearing at the same rate. The deferred amount, and interest on such amount, is payable on the next Interest Payment Date in accordance with, and subject to, the Cash Flow Waterfall.

TXU Claim	The B Lenders will have the sole right to instruct InPower 2 how to exercise its rights under the B Facility Eurobonds in respect of the TXU Claim or the voting of the Drax Companies’ interest in the TXU Claim in any insolvency of either TXU Europe Company. The TXU Proceeds will be excluded from the pool of cash available to be distributed in accordance with the Cash Flow Waterfall.

Mandatory prepayments	(a) TXU Proceeds must be applied in prepayment of the B Facility Eurobonds and, in turn, the B Loans.

(b) At any time the B Lenders are the Ranking Lenders, capital insurance proceeds will be applied in re-instatement provided that within three months of the relevant event a revised forecast demonstrates that the loan life cover ratio in respect of the B Loans at no time is less than 1.0x. If it does not, at the option of the Majority B Lenders, such amounts will be applied in accordance with the Security Ranking.

(c) At any time the B Lenders are the Ranking Lenders, there will be a mandatory prepayment if any Relevant Company receives expropriation, compensation or similar payments above a specified threshold.

(d) Following repayment in full of the A1 Loans, the A2 Loans and the A3 Loans, all available cash following payment of any prior ranking claims under the Cash Flow Waterfall must be applied in prepayment of the B Loans on each Interest Payment Date until the B Facility is repaid in full.

Application of prepayments; reborrowings	In reduction of the principal amount of the B Loans. No amount prepaid can be reborrowed.

B Debt Service Reserve Account	The B DSRA will be funded on the Effective Date in an amount up to the B DSRA Required Balance, to the extent cash is available under the Restructuring Date Waterfall.

Thereafter the B DSRA will be funded, to the extent cash is available after payment of prior ranking claims under the Cash Flow Waterfall, on each Interest Payment Date up to the applicable Required Balance.

Amounts standing to the credit of the B DSRA will (to the extent that there are insufficient funds available in the Cash Flow Waterfall and the relevant

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Debt Service Reserve Accounts for such purpose) be used to make payments of:

First:	amounts then due under the Super Priority Facilities following an acceleration of those Facilities
Second:	amounts then due under the Super Priority Facilities;
Third:	interest in respect of the A1 Loans then due and A1 Hedging Fixed Amounts;
Fourth:	scheduled principal amortisation then due in respect of the A1 Facility;
Fifth:	interest in respect of the A2 Facility;
Sixth:	interest in respect of the A3 Facility; and
Seventh:	interest in respect of the B Facility.

On each Interest Payment Date amounts in excess of the Required Balance on that date in respect of the B DSRA will be released from the B DSRA for application in accordance with the Cash Flow Waterfall.

On an enforcement, amounts standing to the credit of the B DSRA will be applied in repayment of the Debt in accordance with the Security Ranking.

Security Ranking and Enforcement	See Appendix 11.

Amendments	See Section 7 of this Part.

Representations and warranties, Undertakings, Events of Default	As for the A1 Facility.

Transferability	As described in Section 2 of this Part.

Other Provisions	As for the A1 Facility.

Governing law	English.

Jurisdiction	English courts.

6.     Credit Support Facility Terms

Facility	Letter of credit super priority facility of up to £100,000,000.

Borrower	Drax Opco.

Guarantors	Drax Holdings, Drax Electric, Drax Power, Drax Limited, Drax Intermediate and Drax Group Limited. The guarantee will be on substantially similar terms as the guarantee provided in respect of the A1 Facility.

Credit Support Facility Agent	The Royal Bank of Scotland plc.

Issuing Bank	National Westminster Bank plc.

Any replacement Issuing Bank must have a long term credit rating of at least A by Standard & Poor’s or Fitch or A2 by Moody’s at the time of its appointment.

Credit Support Lenders	Initially certain Senior Banks or their affiliates.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Majority Credit Support Lenders	66 2/3 per cent. majority of the Credit Support Lenders which have voted within 30 days (or such shorter period as may be specified by the Credit Support Facility Agent).

Purpose	To provide letters of credit to:

(a) counterparties in relation to electricity trading or coal or other fuel purchasing, in each case in the ordinary course of Drax Opco’s day-to-day trading in accordance with the Trading and Risk Management Policy; or

(b) counterparties in relation to the purchase of renewable obligation certificates in the ordinary course of Drax Opco’s day-to-day trading in accordance with the agreed emissions trading policy as included in the Emissions Trading Strategy or the Annual Plan (each as defined in InPower 2 Facility Agreement) for the relevant year; or

(c) the National Grid Company plc or Elexon Clear Limited in connection with an Industry Document or a Replacement Industry Agreement (each as defined in the Eurobond Terms and Conditions); or

(d) counterparties in relation to emissions trading entered into in the ordinary course of Drax Opco’s day-to-day trading in accordance with the agreed emissions trading policy as included in the Emissions Trading Strategy or the Annual Plan (each as defined in InPower 2 Facility Agreement) for the relevant year; or

(e) OM London Exchange Limited in relation to Drax Opco’s use of the United Kingdom Power Exchange for an over the counter market in the ordinary course of Drax Opco’s day-to-day trading in accordance with the Trading and Risk Management Policy; or

(f) APX UK Limited in relation to Drax Opco’s use of the Automated Power Exchange (APX) spot market in the ordinary course of its day-to-day trading in accordance with the Trading and Risk Management Policy; or

(g) the United Kingdom Environment Agency; or

(h) (with the prior approval of the Monitoring Committee) in an aggregate amount not exceeding £5,000,000 at any time to third parties other than Relevant Companies where those letters of credit are needed in the ordinary course of Drax Opco’s business from time to time.

Availability period	The period beginning on the Effective Date and ending on the date three months prior to the Final Maturity Date.

Final Maturity Date	Three years after the Effective Date. Drax Opco must fully cash collateralise all outstanding letters of credit on the Final Maturity Date. No amounts may be paid in respect of the A1 Loans, A2 Loans, A3 Loans or B Loans at any time whilst a failure to provide cash collateral in respect of the Credit Support Facility is outstanding.

The Credit Support Facility may be renewed with the consent of all of the Credit Support Lenders participating in that renewal and the Issuing Bank.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Credit Support Lenders that decline to participate in the renewal will not have commitments in respect of the renewed facility.

Upfront fee	1.00 per cent. of the amount of the Credit Support Facility, payable on the Effective Date to the Credit Support Lenders pro rata.

Utilisations	Each letter of credit will have an expiry date of not more than 3 years from the date of issue, falling on or before the date falling 12 months after the Final Maturity Date.

Currencies	• Sterling; and

• Euro and US dollars.

Letter of Credit claims	Drax Opco must immediately indemnify the Issuing Bank (and the Credit Support Lenders) in cash in respect of each claim made under a letter of credit.

No letter of credit claim may be refinanced by way of a cash advance under the Credit Support Facility.

Fronting fee	A fronting fee of 0.125 per cent. per annum is payable to the Issuing Bank payable quarterly in arrears and upon maturity of the Letter of Credit, but only on that part of its exposure which is counter-indemnified by other Credit Support Lenders.

Letter of credit fee	A letter of credit fee computed at the rate of 2.00 per cent. per annum on the outstanding amount of each letter of credit is payable to the Credit Support Lenders quarterly in arrears and upon the maturity, repayment or prepayment of that letter of credit.

Commitment fee	0.75 per cent. per annum on the unutilised and uncancelled portion of the Credit Support Facility accruing from 10th November, 2003. The commitment fee is payable in Sterling, on the Effective Date and thereafter quarterly in arrears and on the day the Credit Support Lenders’ commitment is cancelled in full. The commitment fees accrue from day to day and are calculated on the basis of the actual number of days elapsed in a year of 365 days.

Agency fee	A non-refundable annual agency fee agreed with the Credit Support Facility Agent is payable to the Credit Support Facility Agent in advance, commencing on the Effective Date.

Mandatory prepayments	Mandatory prepayment of all outstandings and cancellation of all commitments under the Credit Support Facility may be required by the Majority Credit Support Lenders if the A1 Loans, A2 Loans or A3 Loans are (or are required to be) prepaid in full for any reason (whether pursuant to a voluntary or mandatory prepayment) other than pursuant to the operation of the cash flow sweep described in paragraph (n)(ii) of the Cash Flow Waterfall or would be so required to be prepaid (a) if the A1 Lenders, A2 Lenders or A3 Lenders as applicable (or the requisite majority thereof) were to so elect, or (b) but for any waiver or amendment.

Voluntary cancellation	Unutilised amounts of the Credit Support Facility may be cancelled without penalty during the Availability Period subject to giving the Credit Support Facility Agent at least 15 business days’ prior written notice of such cancellation and the prior written consent of the Senior Agent under

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

the New Drax Intercreditor and Security Trust Deed. Amounts cancelled may not be reinstated.

Security Ranking and Enforcement	See Appendix 11.

Amendments	As is customary for a facility of this nature but subject to the New Drax Intercreditor and Security Trust Deed.

Representations and warranties	The following representations and warranties are given by Drax Opco on terms substantially similar to those given in respect of the A1 Facility or on terms customary for a facility of this nature:

(a) status;

(b) power and authority;

(c) legal validity;

(d) non-conflict;

(e) authorisations;

(f) pari passu ranking;

(g) no default;

(h) taxes on payments; and

(i) stamp duties.

Representations and warranties in paragraphs (a) - (f) (Major Repeating Representations) are repeated on each date of the utilisation request for the Credit Support Facility and the date of issue of any letter of credit.

Undertakings	The following undertakings are given by Drax Opco on terms substantially similar to the A1 Facility or on terms customary for a facility of this nature:

(a) notification of default;

(b) compliance with authorisations; and

(c) pari passu ranking.

Events of Default	The following events of default on substantially similar terms as for the A1 Facility (other than the event of default in (l) below) apply in respect of the Drax Companies (as applicable):

(a) non-payment, which will also include any failure to provide cash collateral; or

(b) breach of Major Repeating Representation (as defined above); or

(c) insolvency; or

(d) insolvency proceedings; or

(e) appointment of receivers and managers; or

(f) creditor’s process; or

(g) analogous process; or

(h) effectiveness of security; or

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

(i) breach of the New Drax Intercreditor and Security Trust Deed; or

(j) nationalisation; or

(k) cessation of business by Drax Opco; or

(l) any enforcement action by the Eurobond Trustee, B Facility Eurobond Trustee, Further Eurobond Trustee, Harich or the Drax Security Trustee.

Subject to the intercreditor arrangements (see Appendix 11), the occurrence of any of the above events will entitle the Majority Credit Support Lenders to accelerate, require the enforcement of guarantees and security and take other enforcement action. Upon the acceleration of the Credit Support Facility, cash collateral in respect of the outstanding letters of credit will be funded first from the Debt Service Reserve Accounts.

Transferability	Participations in the Credit Support Facility will be freely transferable subject to a minimum aggregate participation, the prior written consent of the Issuing Bank and the new Credit Support Lender becoming a party to the New Drax Intercreditor and Security Trust Deed.

Credit Support Lenders rating	If a long term credit rating of a Credit Support Lender falls below A- by Standard & Poor’s or Fitch or A3 by Moody’s, such Credit Support Lender may be required to provide cash collateral to the Issuing Bank for its share of the amount of the letters of credit outstanding under the Credit Support Facility.

Taxes	Substantially the same terms as for the A1 Facility.

Other provisions	“Boilerplate” provisions on substantially the same terms as for the A1 Facility and dealing with:

(a) increased costs;

(b) illegality affecting the Credit Support Lenders’ involvement in the Credit Support Facility;

(c) interest on overdue amounts;

(d) payment of fees, expenses and stamp duty;

(e) indemnification of the Credit Support Lenders;

(f) permitting set-off by the Credit Support Lenders;

(g) requiring pro-rata sharing among the Credit Support Lenders;

(h) evidence and calculation of amounts owing under the Credit Support Facility documents; and

(i) severing unenforceable provisions.

Governing law	English.

Jurisdiction	English courts.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

7.     Amendments to the A1, A2, A3 and B Facilities

Amendments to the terms of the InPower 2 Facility Agreement (and other Finance Documents) may be made with Majority A1 Lenders’ consent, however, with respect to certain matters, including those specified below, consent of the Majority A2 Lenders will also be required, including:

(a)	any amendment to the representations and warranties, covenants or events of default of the InPower 2 Facility Agreement (or any related definition), or the addition of any material obligation; or

(b)	any Obligor becoming liable to make an additional or earlier payment to the Lenders (or to increase an existing payment) which liability does not arise from the original provisions of the documentation; or

(c)	the deferral of any scheduled repayment or mandatory prepayment of any Debt.

With respect to certain matters that customarily require 100 per cent Lender consent, the consent of Super Majority Lenders will be required (excluding for the avoidance of doubt any release of security or any sale of all, or substantially all, of the Principal Drax Assets which will each require the consent of all Lenders (other than the B Lenders)). The consent of the Super Majority Lenders will bind all the Lenders.

The B Lenders will not have any voting rights in respect of any release of the security over the Principal Drax Assets, a Change in Control or any balance sheet recapitalisation.

Without limitation, consent of the Super Majority Lenders (excluding the B Lenders where indicated below) is required for amendment, waiver or supplement of provisions relating to:

(a)	(for any Facility other than the Super Priority Facilities), the principal amount thereof, any interest payable thereon, the time of any payment in relation thereto or the tenor, amortisation, currency of payment, priority or ranking thereof (excluding the B Lenders, other than in relation to the B Facility);

(b)	any increase in the rate at which, or change to the basis upon which, any interest or fee accrues or is calculated or falls due for payment, not contemplated by the original terms of the documentation (excluding the B Lenders, other than in relation to the B Facility);

(c)	information required to be provided to Lenders under any Facility (excluding the B Lenders, other than in relation to the B Facility);

(d)	listing provisions;

(e)	the Change in Control mandatory pre-payment (excluding the B Lenders) and the provisions relating to transfers by Lenders and pro rata sharing (excluding the B Lenders, other than in relation to the B Facility);

(f)	any term in the finance documents restricting the Drax Companies’ ability to make payments (directly or indirectly) to InPower 2, where the effect of that change may adversely impact the ability of InPower 2 to receive payments on the Drax Eurobonds (excluding the B Lenders, other than in relation to the B Facility); and

(g)	provisions, if any, that restrict the ability of the holders of Restructuring Notes to elect to exchange their Restructuring Notes for Restructuring Loans upon the enforcement of the security for the Restructuring Notes as a result of an event of default in respect of the Restructuring Notes.

Similar provisions apply regulating how the InPower 2 Facility Agent gives instructions to the InPower Security Trustee regarding, amongst other things, actions to be taken by the InPower Security Trustee, the Account Bank, the Trustees, the Senior Agent and the Drax Security Trustee.

In addition the Facilities will have protective class rights to ensure, amongst other things, that (a) cash flows for service of the A2 Loans and the A3 Loans cannot be unreasonably diverted or held back for

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

other purposes, and (b) cure rights are available to A2 Lenders and A3 Lenders in the event of prospective acceleration or enforcement of the A1 Facility or the Super Priority Facilities.

8.     The Cash Flow Waterfall

The order of payments for the Restructuring Loans on any Interest Payment Date (other than the Effective Date) is as follows:

(a)	working capital reserve;

(b)	capital and operating expenses (including tax and the (mutually exclusive) IPR Support Fee or the IPR Cash-Out Fee) and after permitted payments and fees;

(c)	payments in respect of the Credit Support Facilities;

(d)	payments of interest on the A1 Loans and in respect of the A1 Hedging Fixed Amounts;

(e)	scheduled repayments of principal on the A1 Loans;

(f)	fund the A1 (Interest) DSRA to the Required Balance;

(g)	payments of interest on the A2 Loans (including deferred interest and any amounts payable in respect of A2 hedging and related indemnities);

(h)	fund the A2 DSRA to the Required Balance;

(i)	fund the A1 (Principal) DSRA to the Required Balance;

(j)	pay current (but not deferred) interest on the A3 Loans;

(k)	fund the A3 DSRA to the Required Balance;

(l)	pay interest on the B Loans (or, prior to the B Longstop Date, if the B Facility Eurobonds are not at such time listed, payment of an amount equal to such interest to the B Facility Listing Account);

(m)	fund the B DSRA to the Required Balance;

(n)	make prepayments and repayments as follows:

(i)	at any time while the principal amount outstanding of the A1 Loans is £200,000,000 or more, to prepay the A1 Loans, with such prepayments being applied to the amortisation profile of the A1 Loans in inverse order of maturity; and

(ii)	at any time while the principal amount outstanding of the A1 Loans is less than £200,000,000, to prepay the A1 Loans and A2 Loans on a pro rata basis (as to the outstanding principal amount of A1 Loans and A2 Loans immediately prior to, or as a consequence of, that prepayment immediately prior to the prepayment). Prepayments of the A1 Loans will be applied to the amortisation profile of the A1 Loans in inverse order of maturity, together with any hedging termination amounts (if any) payable in relation thereto;

(o)	if the A1 Loans and the A2 Loans have been repaid in full, to pay A3 Loans deferred interest;

(p)	if the A1 Loans and the A2 Loans have been repaid in full, to prepay principal on the A3 Loans;

(q)	if the A1 Loans, the A2 Loans and the A3 Loans have been repaid in full, to pay B Loans deferred interest; and

(r)	if the A1 Loans, the A2 Loans and the A3 Loans have been repaid in full, to prepay principal on the B Loans,

PROVIDED THAT the B Facility principal will be prepaid on a first priority basis from recoveries, net of VAT, on the TXU Claim and TXU Proceeds.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Detailed terms of the Cashflow Waterfall are contained in the Group Account Agreement which is summarised in Appendix 18, Part B.

9.     InPower 2

9.1    General

InPower 2 is a special purpose vehicle and was incorporated in Jersey (registered number 86170) as a public company with limited liability under the Companies (Jersey) Law 1991 on 7th October, 2003 for a period of unlimited duration.

InPower 2’s registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands.

The authorised share capital of InPower 2 is £10,000 divided into 10,000 limited liability shares of £1 each. The issued share capital of InPower 2 is £2, divided into 2 shares, each with a nominal value of £1 and each of which is fully paid up.

Pursuant to an instrument of trust dated 10th July, 1997, the entire issued share capital of InPower 2 is held upon trust for charitable purposes by, or on behalf of, Mourant & Co Trustees Limited, a company incorporated in Jersey, as trustee of the Lion Trust (in such capacity, the InPower 2 Share Trustee).

The InPower 2 Share Trustee has no beneficial interest in and derives no benefit (other than any fees for acting as InPower 2 Share Trustee) from its holding of shares in InPower 2. The InPower 2 Share Trustee will apply any income derived by it from InPower 2 in its capacity as InPower 2 Share Trustee solely for charitable purposes.

The registered office of the InPower 2 Share Trustee is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

9.2    Directors of InPower 2

Name	Principal occupation outside InPower 2

Julia Chapman	Director of Mourant & Co. Limited and solicitor of the Royal Court of Jersey

Niall McCallum	Director of Deutsche Bank International Limited and chartered secretary

Julia Chapman is a partner of Mourant Group which holds 100 per cent. of the share capital of the administrator of InPower 2, the InPower 2 Share Trustee and the secretary of InPower 2 and receives fees in respect of the services provided to them. Julia Chapman is also a partner of Mourant du Feu & Jeune, the Jersey legal adviser to InPower 2, InPower, NoteCo and Scheme Creditors in the InPower Scheme (on appropriate terms and conditions agreed by all such parties),

Niall McCallum is an employee of Deutsche Bank International Limited, which is in the same group of companies as Deutsche Bank AG London. Deutsche Bank AG London and its affiliates are concerned with the Restructuring as described in this document.

The business address of Julia Chapman is 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands. The business address of Niall McCallum is St. Paul’s Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands.

9.3    Company secretary

The secretary of InPower 2 is Mourant & Co Secretaries Limited of 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

9.4    Business

InPower 2 is a holding company with no material operations except for the issue of the Restructuring Loans. It was incorporated for the purposes of implementing the Schemes in accordance with their terms. Its only assets are its ownership of all the share capital of InPower and, indirectly, BondPower. Upon completion of the Restructuring, InPower 2’s principal assets will be the Drax Eurobonds and the rights under the InPower Harich Swap. InPower 2 is not part of the Drax Group.

9.5   Financial statements

An unaudited pro forma consolidated balance sheet in relation to InPower 2 is set out in Appendix 6, showing figures as at 30th September, 2003 to illustrate the position as if the Restructuring had then taken place.

As a public company, InPower 2 is required by Jersey law to prepare accounts and have them audited and published. Copies thereof, and of any auditor’s report relating thereto, will be made available for inspection (and copies thereof will be obtainable) during the usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the registered office of InPower 2.

9.6   Auditors

The auditors of InPower 2 are Ernst & Young LLP of Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE1 1EY.

PART B — RESTRUCTURING DATE WATERFALL

1.     Timing of Calculation

As soon as practicable after the Restructuring Calculation Date, Drax Holdings will prepare using the Working Capital Model an 18-month forecast on a monthly basis starting 1 January 2004, for the following three Calculation Periods. The forecast assumptions will be consistent with those used for the forecast contained in Part B of Appendix 9 except that:

(a)	figures for contracted electricity sales, the six month London interbank offered rate, the retail price index, coal prices, foreign exchange rates and electricity market price indices will be updated using the most recent figures practicably available at the Restructuring Calculation Date;

(b)	in preparing such forecast Drax Holdings will also include (unless otherwise agreed with PricewaterhouseCoopers) other downside sensitivities in respect of unplanned outages, potential delays in sales revenues from renewables obligation certificates, or increased costs associated with probable stocking policies, as utilised in the internal forecast dated 10 October 2003; and

(c)	such forecast will adjust for a sensitivity on power prices by calculating the value of uncontracted sales over the three Calculation Periods on the following basis:

(i)	for sales of electricity generated during December 2003, prices shall be calculated as Y;

(ii)	for sales of electricity generated during January 2004, prices shall be calculated as:

                          7Y + X ;

                               8

(iii)	for sales of electricity generated during February 2004, prices shall be calculated as:

                          6Y + 2X ;

                               8

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

(iv)	for sales of electricity generated during March 2004, prices shall be calculated as:

                          5Y + 3X ;

                                8

(v)	for sales of electricity generated after April 2004, prices shall be calculated as:

                          Y + X ,

                             2

              where:

X =	the forward prices applying on 30 June 2003 for delivery of power in 2004 Q1 (in the case of paragraphs (ii), (iii) and (iv) above) or the relevant quarter (in the case of paragraph (v) above; and

Y =	the average of forward prices applying in the two week period ended 28 November 2003 for delivery of power in 2004 Q1 (in the case of paragraphs (i), (ii), (iii) and (iv) above) or the relevant quarter (in the case of paragraph (v) above).

For such forecast the opening cash balance on 1 January 2004 will be assumed to be the Restructuring Working Capital Reserve Requirement. The Restructuring Working Capital Reserve Requirement will be calculated using the above forecast. The Required Balances for the DSRAs on the Effective Date will also be calculated as part of such forecast on the assumptions that (i) the Effective Date occurs prior to 31 December, 2003 and (ii) the Actual Project Funds are the lesser of Available Project Funds and £30,000,000.

In addition Drax Holdings, in consultation with PricewaterhouseCoopers, will two weeks prior to the Restructuring Calculation Date produce a revised estimate of the Drax Group’s cash balances on 31 December, 2003 (including the balance standing to the credit of the Cash Cover Account (as defined in the letter of credit facility presently made available to Drax Power by National Westminster Bank Plc) but on the assumption that none of the amounts specified in the Restructuring Date Waterfall have been paid on such date) (the Forecast Year-End Cash Balance).

2.     Calculation of Available Project Funds

Available Project Funds will be calculated by deducting from the Forecast Year-End Cash Balance the following items:

(a)	forecasts of Restructuring Costs, interest and notional interest on the A1 Loan up to 31 December 2003, A2 Interest on the assumption that the A2 Debt is in an amount of £460,000,000 from 22 December 2003 to 31 December 2003, the A2 Deemed Interest Amount (on the assumption that the Effective Date occurs on 22 December 2003) and the initial funding of the A1 (Interest) DSRA in accordance with the Group Account Agreement;

(b)	the Restructuring Working Capital Reserve Requirement;

(c)	the Reserveable Items.

Drax Holdings will calculate the Available Project Funds, and obtain the certification of PricewaterhouseCoopers in relation thereto, by noon on the Elections Closing Date.

3.     Restructuring Date Waterfall

On the Effective Date, cash held by the Drax Group will be applied in the following order:

First (in full):

(a)	to pay (directly or indirectly) Restructuring Costs;

(b)	to make payments of interest on the Senior Bonds and thereafter payments on the Eurobond Coupons in the aggregate amounts required to fund payments made by the Distribution Agent as

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

referred to in Clauses 5.5(s)(i) and (ii) (t) and (u) and (if the Effective Date occurs prior to 31 December 2003) Clause 5.5(s) (iii) and Clause 5.5(v) and (z) of the Distribution Agreement, less the amounts referred to in Clauses 5.6 and 5.7 of the Distribution Agreement; and

(c)	to fund the A1 (Interest) DSRA in an amount equal to the A1 (Interest) DSRA Required Balance (as forecast by the Working Capital Model).

Second	Available Project Funds for application in accordance with the A Cash Election up to the lesser of the amount determined on the Election Closing Date and £30,000,000.

Next £100,000,000 of A Cash Election funds from IPR funds.

Third	Available Project Funds for application in accordance with the A Cash Election in excess of £30,000,000.

Fourth	To retain a balance on the Proceeds Account in an amount equal to the sum of the Restructuring Working Capital Reserve Requirement and the Reserveable Items.

Fifth	Transfers to the A2 Debt Service Reserve Account up to the A2 DSRA Required Balance (as forecast by the Working Capital Model).

Sixth	Preferred Distributions up to the A3 Interest Amount.

Seventh	Transfers to the A3 Debt Service Reserve Account up to the A3 DSRA Required Balance (as forecast by the Working Capital Model).

Eighth	Transfers to the B Facility Listing Account of up to the B Interest Amount.

Ninth	Transfers to the B Debt Service Reserve Account up to the B DSRA Required Balance (as forecast by the Working Capital Model).

Tenth	Preferred Distributions up to the A1/A2 Prepayment Amount.

4.     Definitions

In this Part B of Appendix 10 the following expressions which are not defined in Part V of this document shall have the meanings set out below, and derivation terms shall be construed accordingly, unless the context otherwise requires:

A1/ A2 Prepayment Amount means the amounts of outstanding A1 Loan (after scheduled repayments) and A2 Loan (taken together) on the Effective Date.

A3 Interest Amount means:

(a)	an amount equal to the amounts of accrued interest payable by the Borrower on the A3 Loan on the Effective Date (whether or not payable by the Borrower on such date); plus

(b)	any associated Financing Costs relating thereto.

B Interest Amount means:

(a)	an amount equal to the amounts of accrued interest on the B Loan on the Effective Date (whether or not payable by the Borrower on such date); plus

(b)	any associated Financing Costs relating thereto.

Calculation Period means the six month periods ending on 30 June 2004, 31 December 2004 and 30 June, 2005.

Financing Costs means any amounts payable by any Obligor under the finance documents to be entered into by the Obligors (other than principal amounts outstanding under the InPower 2 Facility Agreement).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 10: SUMMARY OF TERMS OF THE A1 FACILITY, A2 FACILITY, A3 FACILITY AND B FACILITY, THE CREDIT SUPPORT FACILITY, THE CASH FLOW WATERFALL AND THE RESTRUCTURING DATE WATERFALL

Group Account Agreement means the group account agreement to be entered into among JPMorgan Chase Bank and certain members of the Drax Group on the Effective Date and which is summarised in Appendix 18.

Preferred Distribution means an intra-group transfer by Drax Opco for the purpose of funding payments by Drax Holdings under the Drax Eurobonds as more particularly described in the InPower 2 Facility Agreement.

Reserveable Items means an amount equal to amounts not otherwise being taken into account in the forecasts proposed by the Working Capital Model which the directors of Drax Holdings have certified are properly provisionable and PricewaterhouseCoopers have approved.

Restructuring Calculation Date means 28 November 2003.

Restructuring Costs includes:

(a)	professional fees in relation to the Restructuring (other than in relation to IPR);

(b)	restructuring fees payable to Existing Senior Creditors (or their Designated Recipients) referred to in Clause 5.5(s)(iv) to (vi) of the Escrow and Distribution Agreement;

(c)	fees payable to, or to the order of, the Bank Steering Committee, the Ad Hoc Bond Committee and the Hedging Bank Steering Committee referred to in Clause 5.5(w) to (y) of the Distribution Agreement;

(d)	Super Priority Facilities upfront and other fees;

(e)	(if IPR A Cash-Out Funds do not exceed £10,000,000) the IPR Cash-Out Fee;

(f)	(if Option A is elected by Drax Holdings under Clause 5.1 of the IPR Offer Letter) the £5,000,000 (exclusive of VAT) IPR Support Fee. If Option B is elected, no part of the IPR Support Fee shall be included in Restructuring Costs or reservable items; and

(g)	fees of external legal and tax advisers of IPR up to a maximum of £500,000.

Restructuring Working Capital Reserve Requirement means in relation to the Restructuring Calculation Date, the minimum balance on the Proceeds Account on 1 January 2004 that means the Proceeds Account balance will not be reduced to zero during the three calculation periods immediately following such date (being the six month periods ending on 30 June 2004, 31 December 2004, and 30 June 2005), such forecast being on the basis that all receipts and payments are made in the ordinary course of business in accordance with the Working Capital Model and that all payments specified in paragraphs 2(a) to 2(k) of Schedule 2 of the Group Account Agreement are made on the Scheduled Calculation Date falling at the end of each such calculation period (together with payments under the Super Priority Facilities), but that no payment specified in subsequent sub-paragraphs of Schedule 2 of the Group Account Agreement are made and on the assumption that no Reserveable Items fall due in such period. An adjustment will also be made to each month for the anticipated intra-month swing in cash balances in such month. The Restructuring Working Capital Reserve Requirement shall not be less than £10 million and shall not exceed £50 million.

Working Capital Model means the computer model prepared by Drax Holdings and audited by PricewaterhouseCoopers to produce 18 month forecasts of the cashflows of the Drax Group and the Restructuring Debt.

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 11
REPAYMENT STRUCTURE, SECURITY STRUCTURE AND INTERCREDITOR ARRANGEMENTS

1.     Introduction

This Appendix provides a brief overview of the repayment structure, guarantee, security package and intercreditor arrangements in respect of the Restructuring Loans to be made available by certain of the Existing Senior Creditors, NoteCo and IPR pursuant to the Restructuring.

2.     Repayment Structure

2.1    InPower 2

The Restructuring Loans will represent claims against InPower 2. InPower 2 is a Jersey incorporated company, and is the holding company of InPower. Upon completion of the Restructuring, InPower 2’s principal assets will be the Drax Eurobonds and rights under the InPower Harich Swap.

2.2    Repayment

Repayment of the principal amount of, and payment of interest on, the Restructuring Loans will be funded through:

(a)	payment of the Drax Eurobonds by Drax Holdings to InPower 2; and

(b)	payments (if any) to InPower 2 under the InPower Harich Swap.

Amounts received in this manner by InPower 2 will be applied towards debt service on the Restructuring Loans in accordance with the Cash Flow Waterfall: see Section 8 of Part A of Appendix 10.

2.3    Funding of Coupon Payments

In order to pay the Drax Eurobonds it is envisaged that:

(a)	Drax Opco will:

(i)	being the owner of the Drax Power Station and ancillary assets following the Restructuring (and consequently the revenue generating company within the Drax Group), make payments to Drax Power pursuant to, and in accordance with the terms of, an outstanding inter-company loan between these parties equalling the fair market value of the Drax Power Station and other assets transferred to Drax Opco under the Business Transfer Agreement; and/or

(ii)	make payments under a group relief surrender agreement to Drax Holdings in return for the surrender of tax losses arising from the interest expense in that company under the Drax Eurobonds;

(b)	Drax Power will either:

(i)	make payments under a group relief surrender agreement to Drax Holdings in return for the surrender of tax losses arising from the interest expense in that company under the Drax Eurobonds; and/or

(ii)	repay principal or make interest payments on any outstanding inter-company loan arrangements between itself and Drax Holdings; and/or

(iii)	make loans under committed intercompany loan arrangements between itself and Drax Holdings; and/or

(iv)	pay distributions to its immediate holding company, Drax Limited; and

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 11: REPAYMENT STRUCTURE, SECURITY STRUCTURE AND INTERCREDITOR ARRANGEMENTS

(c)	the proceeds of the distributions referred to in paragraph (b)(iv) above will be transferred by way of dividend through the Drax Group until applied by Drax Electric in payment of dividends on the preference shares in that company held by Drax Holdings, which will in turn apply those proceeds (together with the proceeds of any surrender of tax losses referred to in paragraph (b)(i) above or inter-company loan repayments or loans referred to in paragraphs (b)(ii) or (iii) above) in payment of the coupons on the Drax Eurobonds.

Certain reorganisations of inter-company debt and equity arrangements are envisaged as either part of the Restructuring, or post-Restructuring, to provide for greater efficiency, flexibility and transparency in the return of revenues from Drax Opco to Drax Holdings.

2.4    Payment Blocks

The intercreditor agreements referred to in 4 below will provide that the payments referred to in Section 2.3 above will not be subject to any blocks to the extent that they are being made to pay the Drax Eurobonds in order to fund payments that are permitted under the Cash Flow Waterfall.

2.5    Limited recourse

InPower 2 will be a special purpose vehicle. Under the terms of the InPower 2 Facility Agreement it will not be permitted to carry out any activities other than those ancillary to its role in the structure and its resources are therefore limited to payments it receives in respect of the Drax Eurobonds, any subscription agreement for the Drax Eurobonds and the InPower Harich Swap. As is common with many structures of this type, the directors of InPower 2 require limited recourse language to be included in the Restructuring Loans documentation. The Lenders recourse against InPower 2 is thus limited to amounts received by it under the Drax Eurobond finance documents (including the proceeds of enforcement of the security from which it benefits), the InPower Harich Swap and the proceeds of any insurances or compensation. Since these are InPower 2’s only assets in any event, there should be no material prejudice to the Lenders in this approach.

3.     Guarantees and Security Structure

3.1    Overview

The Lenders under the Restructuring Loans will have the benefit of guarantees and security directly from each of the Obligors and indirectly from each of the Drax Companies.

In this respect, the guarantees and security structure for the Restructuring Loans will be very similar to the guarantees and security provided for loans made under the existing Facility Agreement.

The existing guarantees and security granted by the Drax Companies will remain in place, in so far as the relevant secured obligations are not to be compromised pursuant to the Schemes. For example, the existing guarantees and security for the Eurobond Coupons granted by the Drax Companies will remain in place. Where existing debts are to be compromised as part of the Restructuring (e.g. the Senior Bonds) the relevant guarantees will be released at that time.

Any payments by Drax Opco under its guarantees of the debts of Drax Holdings will result in a reduction of the inter-company loan referred to in Section 2.3(a) above.

3.2    Indirect Security

(a)	The Drax Companies will give guarantees, and grant security in favour of the security trustee over all their assets as security for, amongst other things, the Drax Eurobonds, the Drax Harich Swap and related finance documents and guarantees. The security will be held by the security trustee for the benefit, amongst other things, of the Obligors and Harich. It will also secure any A1 Hedging Bank providing A1 Hedging, the Credit Support Facility and the Novation Indemnity.

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 11: REPAYMENT STRUCTURE, SECURITY STRUCTURE AND INTERCREDITOR ARRANGEMENTS

(b)	In turn:

(i)	Harich will grant security in favour of InPower 2 over the Drax Harich Swap and its interest in the security referred to in paragraph (a) above as security for the InPower Harich Swap; and

(ii)	the Obligors will grant guarantees and security in favour of the security trustee over all their assets (including the Drax Eurobonds, the InPower Harich Swap and their interest in the security and guarantees referred to in paragraphs (a) and (b)(i) above) as security for their obligations under the Restructuring Loans and related finance documents and guarantee.

The security granted by the Drax Companies and Harich which is assigned by way of security to the Lenders by the Obligors is the “indirect security”. This adopts the mechanics used pursuant to the Facility Agreement and this type of indirect security structure is one commonly used in securitisation and leasing transactions.

3.3	Common Security Trustee

The direct and indirect security has been (or it is intended that it will be, where that security is not yet in effect) granted in favour of a common security trustee (although acting in different capacities) to provide the Lenders with a greater degree of comfort on control over enforcement of security.

3.4	Security Ranking

The Debt will be secured over all assets in the following order of priority:

First:	the Super Priority Facilities;

Second:	the A1 Facility and any A1 Priority A1 Hedging;

Third:	the A2 Facility;

Fourth:	the A3 Facility; and

Fifth:	the B Facility,

PROVIDED THAT: (a) the B Facility will have a first priority claim on the TXU Claim and TXU Proceeds and the B Facility Accounts described in (iii) under 1.2 of Part B of Appendix 18; (b) the Restructured Hedging will rank Super Priority, A1, A2, A3 and B as described in Appendix 14, Part A, Section 1; and (c) the Novation Indemnity will rank A1, A2 A3 and B pro rata the respective principal amounts owing under the A1 Facility, A2 Facility, A3 Facility and B Facility at the time of enforcement respectively.

3.5	Enforcement of Security

There will be no independent right of acceleration or enforcement for any Lender.

In the event of defaults arising from non-payment under the A1 Facility or the insolvency of the Drax Companies, the Majority A1 Lenders will be entitled to accelerate the A1 Facility, require the enforcement of guarantees and security without the consent of any other holders of any Debt.

In the event of defaults arising from failure to pay the A2 Facility as required or the insolvency of the Drax Companies, the Majority A2 Lenders will be entitled to accelerate the A2 Facility and require the enforcement of guarantees and security without the consent of any other holders of any Debt.

In respect of any other default, the consent of the Instructing Group is required to accelerate the A1 Facility and/or the A2 Facility, require the enforcement of guarantees and security (without prejudice to the rights of the Credit Support Lenders and the A1 Hedging Banks described below).

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 11: REPAYMENT STRUCTURE, SECURITY STRUCTURE AND INTERCREDITOR ARRANGEMENTS

There is no right under the A3 Facility to accelerate, require the enforcement of guarantees and security or take other enforcement action until the A1 Lenders and A2 Lenders have been repaid in full or accelerated. Thereafter, the Majority A3 Lenders may exercise such rights.

There is no right under the B Facility to accelerate, require the enforcement of guarantees and security or take other enforcement action (other than requiring the enforcement of the security interest in respect of the TXU Claim, TXU Proceeds or the B Facility Accounts referred to above) until the A3 Lenders have been repaid in full or accelerated. Thereafter, the Majority B Lenders may exercise such rights.

A1 Hedging Banks may only terminate (or permit automatic termination) and accelerate, if (a) any of the Restructuring Loans or the Credit Support Facility is accelerated, or (b) there has been a payment default in respect of an amount payable under that A1 Hedging which remains unremedied for 90 days. A1 Hedging Banks may not, require the enforcement of guarantees and security or take other enforcement action.

Credit Support Lenders may only accelerate, require the enforcement of guarantees and security or take other enforcement action in the circumstances listed as events of default in the description of the Credit Support Facility contained in Appendix 10, Part A, Section 6 and in accordance with the New Drax Intercreditor and Security Trust Deed.

3.6	Cash Flow restrictions

In addition, all cash outflows from Drax Opco are subject to the Cash Flow Waterfall described in Appendix 10, Part A, Section 8.

3.7	Option to purchase on enforcement

Enforcement by the Lenders under a Facility or Facilities (other than to prevent the appointment of an administrator or upon the winding up of any Relevant Company or where other Lenders have accelerated after going through this process) is subject to the Lenders under each subordinate Facility having an option for 30 days (ranking in the same order as the relevant Facility) to purchase the Debt arising under that senior Facility at par.

4.     Intercreditor Arrangements

Documentation

There will be two intercreditor agreements as follows:

(a)	the New Drax Intercreditor and Security Trust Deed; and

(b)	the InPower 2 Intercreditor and Security Trust Deed,

and a letter supplemental to the Drax Intercreditor and Security Trust Deed.

The interaction of these intercreditor agreements is designed to produce an overall ranking of the secured creditors of the Relevant Companies as set out in the Cash Flow Waterfall described in Appendix 10 Part A, Section 8. The terms of these agreements and that supplemental letter are summarised in Appendix 18, Part B.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12
SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

1.     Introduction

This Appendix provides a brief summary of the terms of the Restructuring Notes.

2.     NoteCo

The Restructuring Notes will represent claims against NoteCo, a Jersey-incorporated special purpose entity. NoteCo will have no material assets other than its rights in respect of the Debt held by it. NoteCo will be entitled to retain certain amounts received by it under the InPower 2 Facility Agreement in respect of its fees, its costs and expenses and to distribute any profits to its shareholder for the purpose of making charitable contributions.

3.     Repayment

Repayment of the principal amount of, and payment of interest on, each class of Restructuring Notes will be funded solely through payments of principal and interest on the corresponding tranche of Debt issued by InPower 2 to NoteCo. The payment terms of each class of Restructuring Notes (i.e., the A1, A2, A3 and B Notes) will be substantially the same as the payment terms of the corresponding tranche of Debt (i.e., A1, A2, A3 or B Debt, respectively) held by NoteCo such that when there is a payment to NoteCo in respect of a tranche of Debt, there will be a corresponding payment in respect of the corresponding class of Restructuring Notes.

Accordingly, for example, a person who holds Restructuring Notes (being, a Noteholder) holding A1 Notes will be paid interest and principal upon, and only upon, the receipt by NoteCo of a payment of interest or principal, as the case may be, in respect of A1 Debt held by NoteCo.

In certain circumstances payments of principal and interest under the InPower 2 Facility Agreement could be subject to deduction by the Agency parties (referred to in Appendix 10) in respect of NoteCo’s share of costs, expenses and liabilities incurred by the Agency parties with a consequential reduction in the payment under the Restructuring Notes. If such a deduction is made InPower 2 will be required to reimburse NoteCo for the amount deducted. Upon receipt of reimbursement amounts NoteCo will pay them to the relevant Noteholders.

4.     Limited Recourse

NoteCo will be a special purpose entity. It will not be permitted to undertake any activities other than those ancillary to its role in the structure and its resources will be limited to payments it receives in respect of the Debt. As is common with many structures of this type, the directors of NoteCo will require limited recourse language to be included in the Restructuring Notes documentation. A Noteholder’s recourse against NoteCo will thus be limited to amounts received by NoteCo in respect of the tranche of Debt (i.e., A1, A2, A3 or B Debt) corresponding to the class of Restructuring Notes (i.e., A1, A2, A3 or B Notes) held by such Noteholder (including the proceeds of enforcement of the security from which NoteCo may benefit in respect of such tranche of Debt).

5      Withholding Tax

All payments of interest in respect of the Restructuring Notes will be made without any withholding or deduction for or on account of tax applicable in Jersey or the United Kingdom, unless such withholding or deduction is required by law. If any such withholding or deduction is imposed, NoteCo will subject to receipt of the corresponding amounts from InPower 2 be obliged to pay additional or further amounts as a result of such withholding or deduction. In the event that NoteCo has received any payment in respect of which it has suffered tax (whether by deduction or otherwise) and is entitled to a credit in respect of such tax (or is entitled to set such tax against its liability to make a withholding or deduction from interest

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

payments on the Restructuring Notes), it shall be obliged to claim such credit or other benefit and, to the extent permitted by law, defer the making of any withholding or deduction from interest payments in respect of the Restructuring Notes and/ or, in the event that tax has been withheld or deducted, rebate the amount of any credit or repayment received.

6.     Security structure

6.1    Overview

The Restructuring Notes will be secured as follows:

The A1 Notes will be secured by an assignment of the A1 Debt held by NoteCo.

The A2 Notes will be secured by an assignment of the A2 Debt held by NoteCo.

The A3 Notes will be secured by an assignment of the A3 Debt held by NoteCo.

The B Notes will be secured by an assignment of the B Debt held by NoteCo.

In addition there will be a first fixed charge over all NoteCo’s rights, title and interest in all sums deposited in accounts respectively designated the Class A1, A2, A3 and B Accounts.

6.2    Indirect Security

To the extent that NoteCo benefits, with respect to a tranche of Debt held by NoteCo, from the security for such tranche, the Noteholders of the class of Restructuring Notes secured by such tranche of Debt will benefit indirectly from such underlying security.

7.     Covenants restricting NoteCo

NoteCo will covenant, amongst other things, not to:

•	engage in any business other than the holding of its interests in the Debt and servicing the Restructuring Notes and matters ancillary thereto; or

•	incur indebtedness in respect of borrowed money other than under the Restructuring Notes; or

•	make any distributions (including dividends and other equity distributions), other than to the holders of the Restructuring Notes in accordance with their terms and, to the extent permitted, to its beneficial owner, the NoteCo charitable trust; or

•	create any security interest other than the security interests on the Debt and bank accounts for the benefit of the Noteholders; or

•	purchase, redeem or otherwise reduce any of its share capital; or

•	make investments; or

•	sell, lease, transfer or otherwise dispose of its assets; or

•	engage in transactions with affiliates; or

•	effect a consolidation or merger; or

•	acquire subsidiaries; or

•	vote in relation to any amendment of, or waiver relating to, the InPower 2 Facility Agreement other than as instructed to do by the Noteholders.

The above covenants together with the other covenants of NoteCo in relation to the Restructuring Notes, including its covenant to provide information (see paragraph 17 (Information) below) and to obtain instructions from the Noteholders (see paragraph 12 (Voting Mechanics) below), are together referred to as the NoteCo Covenants.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

8.     Events of Default and Remedies

For the purposes of the terms and conditions of the Restructuring Notes, the term “Event of Default” will include:

(a)	a default by NoteCo in the payment of principal, interest or any other amounts due on the Restructuring Notes and such default continues for a period of five Business Days;

(b)	NoteCo being required to register under the U.S. Investment Company Act of 1940;

(c)	the occurrence of an Event of Default under the InPower 2 Facility Agreement;

(d)	any failure by NoteCo to comply with the NoteCo Covenants (which failure continues for 45 days after notice from the Restructuring Notes Trustee (as defined below));

(e)	any security interest provided to the Noteholders not being effective or being alleged by NoteCo to be ineffective to create the security interests it purports to create and/or any material term with respect to the security interests not constituting a legal, valid, binding and enforceable obligation and such ineffective, illegal, invalid or unenforceable document or term has not been cured within 10 Business Days after notice thereof to NoteCo;

(f)	the attachment of any asset of NoteCo;

(g)	failure by NoteCo to pay final judgments which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	events of bankruptcy, insolvency or administration described in the Restructuring Notes Trust Deed (as defined below) with respect to NoteCo; and

(i)	NoteCo being treated by a relevant taxing authority (other than a Jersey taxing authority) as being resident other than in Jersey.

No Event of Default will occur under 8(a) above by reason solely of NoteCo having failed to receive the corresponding amount from InPower 2 under the InPower 2 Facility Agreement.

If an Event of Default occurs (i) the Restructuring Notes Trustee may or, if so instructed by holders of 25 per cent. by value of the Restructuring Notes of the Instructing Noteholders shall take enforcement action with respect to the Restructuring Notes and/or the security interests held for the benefit of the Noteholders. On an Event of Default occurring under the InPower 2 Facility Agreement, Noteholders may exchange Restructuring Notes for equivalent Restructuring Loans subject, in the case of the A2 Notes and the A3 Notes, during the Linked Period to a proportionate amount of the other Linked Securities being transferred to the same transferee.

Instructing Noteholders means whilst the A1 Notes are outstanding, the A1 Noteholders or thereafter the Noteholders of the most senior class of Restructuring Notes still outstanding.

9.     Option to Purchase

Enforcement by the Lenders under a Facility or Facilities is subject to the Lenders under each subordinate Facility having an option (ranking in the same order as the relevant Facility) to purchase the Debt arising under that senior Facility at par. In such circumstances the Noteholders will be entitled to participate in the exercise of the option to purchase.

10.    Mandatory redemption and repayment

In the event that InPower 2 redeems or repays, in whole or in part, any tranche of the Debt pursuant to the InPower 2 Facility Agreement, NoteCo will be required to redeem or repay the proportionate amount of the corresponding class of Restructuring Notes on the same terms, following receipt of funds from InPower 2.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

Prepayments in respect of the A1 Notes will be applied in inverse order of maturity. Prepayments in respect of the other classes of Restructuring Notes (i.e., A2, A3 and B Notes) will be applied in reduction of the principal amount of the corresponding class of the Restructuring Notes.

Save as otherwise provided in the Restructuring Notes Trust Deed NoteCo will not be entitled to redeem or purchase the Restructuring Notes.

11.    Change in Control

Each holder of A1 or A2 Notes will have a right to require NoteCo to redeem its interest in such Restructuring Notes in the event of a change in control of Drax Opco. If a holder of A1 or A2 Notes so elects to require NoteCo to redeem its interest in such Restructuring Notes, NoteCo will elect to require InPower 2 to repay a corresponding portion of the corresponding tranche of Debt (i.e. A1 Debt or A2 Debt, as the case may be) held by NoteCo.

If, pursuant to the terms of the InPower 2 Facility Agreement, the Majority A3 Lenders elect to require InPower 2 to repay the A3 Loans in full, NoteCo will be required to redeem the A3 Notes in full, immediately on receipt of the relevant funds from InPower 2.

12.    Voting Mechanics

Where NoteCo is entitled to vote its interest in a particular tranche of Debt, it will be required to seek instructions from the holders of the corresponding class of Restructuring Notes and will vote its interest in that tranche of Debt in proportion to the instructions it receives from the Noteholders of such class prior to the time when NoteCo and the other holders of such Debt are required to vote. If NoteCo does not receive instructions from a Noteholder entitled to give such instructions in time to enable NoteCo to vote on a matter, NoteCo shall abstain from voting the corresponding portion of its interest in the relevant tranche of the Debt.

Under the terms of the Restructuring Notes (and the InPower 2 Facility Agreement) NoteCo will vote (as provided above) in relation to all requests for consents, amendments and waivers under the InPower 2 Facility Agreement (each a Request) unless:

(a)	in relation to any Request to approve any relevant Group company entering into a proposed material contract, if:

(i)	such material contract is a material operation and maintenance contract, at the time of that Request the Borrower delivers to NoteCo and the Agent a certificate confirming, amongst other things, that the relevant contract is in accordance with good industry practice and will not have a material adverse impact (an Officer’s Certificate) and a confirmation of the consequential ratings of Restructuring Notes (a Rating Affirmation) in relation thereto; or

(ii)	such material contract relates to a long-term (seven years plus) or large-scale (being a quantity of coal or other feedstock equal to or more than the quantity thereof required to generate half the quantity of electricity which is shown in the then current forecast for the power station’s electrical output for the term of such contract) purchase of coal or other feedstock, and, at the time of that Request the Borrower delivers to NoteCo and the Agent an Officer’s Certificate and a Rating Affirmation in relation thereto; or

(iii)	such material contract relates to a long-term (five years plus) or large-scale (being a quantity of electricity or generating capacity equal to or more than half of the quantity thereof shown in the then current forecast for the power station’s electrical output for the term of such contract) sale of electricity (or the capacity to generate electricity), and, at the time of that Request the Borrower delivers to NoteCo and the Agent an Officer’s Certificate and a Rating Affirmation in relation thereto; or

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

(iv)	such material contract does not fall within (i), (ii) or (iii) above, and, at the time of that Request the Borrower delivers to NoteCo and the Agent an Officer’s Certificate in relation thereto; and

(b)	in relation to a Request relating to the amendment of any Project Agreement or Finance Document (Transaction Documents):

(i)	in the case of any amendment to certain important and specified Transaction Documents, the Borrower at the time of that Request delivers to NoteCo and the Agent an Officer’s Certificate and a Rating Affirmation in relation thereto; and

(ii)	in the case of any amendment to any other Transaction Document, the Borrower at the time of that Request delivers to NoteCo and the Agent an Officer’s Certificate in relation thereto.

13.    Amendments and Waivers

13.1   Amendments

Except as provided in the next paragraph, the Restructuring Notes Trustee may, with the consent of at least a majority in principal amount of the Restructuring Notes then outstanding, agree to amendments, supplements and waivers in relation to the Restructuring Notes Trust Deed. For purposes of this paragraph 13.1 only, “Restructuring Notes” means:

(a) only A1 Notes if any A1 Notes are outstanding;

(b) only A2 Notes if any A2 Notes (but no A1 Notes) are outstanding;

(c) only A3 Notes if any A3 Notes (but no A1 or A2 Notes) are outstanding; and

(d) only B Notes (if no A1, A2 or A3 Notes are outstanding).

13.2   Entrenched Requirements

Certain important amendments to the terms of the Restructuring Notes (such as modifications to the timing of redemption or payment of interest or of any security interests securing the Restructuring Notes and adjustments of the principal amount outstanding under any class of Restructuring Notes) will require the approval of at least 66 2/3 per cent. by value of each class of Restructuring Notes.

14.    Linking of A2 and A3 Notes and Equity

14.1   Linking Mechanism

The A2 Notes, A3 Notes and Equity (together, the Linked Securities) allocated to a Noteholder will remain “linked” for an initial period (the Linked Period). During the Linked Period, no Noteholder may transfer any interest in a Linked Security without simultaneously transferring an equal portion of its other Linked Securities to the same transferee.

14.2   Linking Termination

The Linked Period will end upon the earliest of: (i) 31st December, 2008; (ii) the date on which the aggregate outstanding balance of the A1 Debt and the A2 Debt falls below £600,000,000; or (iii) the date on which a positive vote of not less than 75 per cent. of the aggregate holders by value of the A2 Loans to terminate the Linked Period takes effect.

15.    Shareholder Arrangements

Noteholders holding Equity will be bound by the provisions of the New Articles.

16.    No SEC registration; Transfer Restrictions

The Restructuring Notes will not have the benefit of rights to registration under the Securities Act.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

Restructuring Notes will only be issued (i) in the United States, to QIBs or IAIs or (ii) outside the United States, to Non-US Persons in reliance upon Regulation S and, in each case set forth in clause (i) or (ii) above, in accordance with applicable securities laws of any state of the United States or any other jurisdiction. Transfers of Restructuring Notes in other jurisdictions may also be restricted.

Restructuring Notes issued in the form of book-entry interests in the relevant Restricted Global Note may be sold, resold or transferred only to a Non-US Person or QIB and pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or the securities laws of any state of the United States or any other jurisdiction. Restructuring Notes issued in registered certificated form as Definitive Notes may thereafter be sold, resold or transferred to a Non-US Person, QIB or IAI and pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act or the securities laws of any state of the United States or any other jurisdiction. In addition, Restructuring Notes may not be offered, sold, resold, delivered or transferred if such offer, sale, resale, delivery or transfer would cause NoteCo to be required to register under the US Investment Company Act.

Notwithstanding the foregoing, during the Linked Period, A2 Notes and A3 Notes will be issued only in registered certificated form as definitive notes in order to facilitate monitoring of the linkage between A2 Notes and A3 Notes and Equity as described in Part E, Section 4.5.2 in the Explanatory Statement.

The securities laws restrictions relating to the initial issuance and subsequent transfer of the Restructuring Notes are discussed in more detail in Part D, Section 1.6, and Part E, Section 4.5.

17.    Information

While any Restructuring Notes remain outstanding, NoteCo shall, during any period in which it is not subject to section 13 or 15(d) of the Securities Exchange Act of 1934 or exempt from reporting pursuant to Rule 12g3-2(b) under the Securities Exchange Act, make available to any qualified institutional buyer (as defined in Rule 144A under the US Securities Act) who holds any Restructuring Note and any prospective purchaser of a Restructuring Note who is a qualified institutional buyer (as so defined) designated by such holder of such Restructuring Notes, upon the request of such holder or prospective purchaser, the information concerning NoteCo required to be provided to such holder or prospective purchaser by Rule 144A(d)(4) under the US Securities Act and any semi-annual and other interim reports or information of a type typically provided to holders of capital markets debt.

NoteCo will be required to provide to the Restructuring Notes Trustee any information received by NoteCo as a holder of Debt under the InPower 2 Facility Agreement, in addition to that which is required to make available pursuant to the preceding paragraph. Unless otherwise agreed, holders of the Restructuring Notes will be entitled to receive such information upon request to the Restructuring Notes Trustee.

NoteCo will provide financial statements required under the US tax rules for holders who make the “QEF election” under the rules for passive foreign investment companies.

18.    NoteCo

18.1  General

NoteCo is a special purpose vehicle and was incorporated in Jersey (registered number 86199) as a public company with limited liability under the Companies (Jersey) Law 1991 on 10th October, 2003 for a period of unlimited duration.

NoteCo’s registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands.

The authorised share capital of NoteCo is £10,000 divided into 10,000 limited liability shares of £1 each. The issued share capital of NoteCo is £2, divided into 2 shares, each with a nominal value of £1 and each of which is fully paid up.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

Pursuant to an instrument of trust dated 10th October, 2003, the entire issued share capital of NoteCo is held upon trust for charitable purposes by, or on behalf of Mourant & Co Trustees Limited, a company incorporated in Jersey, as trustee of the NoteCo Charitable Trust (in such capacity, the NoteCo Share Trustee).

The NoteCo Share Trustee has no beneficial interest in and derives no benefit (other than any fees for acting as NoteCo Share Trustee) from its holding of shares in NoteCo. The NoteCo Share Trustee will apply any income derived by it from NoteCo in its capacity as NoteCo Share Trustee solely for charitable purposes.

The registered office of the NoteCo Share Trustee is 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands.

18.2  Directors of NoteCo

Name	Principal Occupation Outside the Company

Helen Grant	Corporate Administration Manager

Daniel Le Blancq	Corporate Administration Manager

Rupert Duncan	Partner of Mourant Group
Edward Walker

The directors of NoteCo are employees or a partner of Mourant Group which holds 100 per cent. of the share capital of the administrator of NoteCo (Mourant & Co. Limited), the NoteCo Share Trustee and the secretary of NoteCo.

Mourant & Co. Limited is remunerated in respect of the services supplied to NoteCo. The Directors are therefore to be taken as interested in any contract with any entity within the Mourant Group, including Mourant & Co. Limited, the NoteCo Share Trustee and the secretary of NoteCo. The Directors of the company receive no remuneration from NoteCo for their services. The Directors do not hold any direct, indirect, beneficial or economic interest in any of the shares of NoteCo. The directorship of the Directors is provided as part of the Mourant & Co. Limited’s overall corporate administration services provided to NoteCo pursuant to a Corporate Administration Agreement between NoteCo and Mourant & Co. Limited.

The business address of each of the directors of NoteCo is 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands.

18.3  Company secretary

The secretary of NoteCo is Mourant & Co Secretaries Limited of 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands.

18.4  Business

NoteCo’s principal business is the holding of the Restructuring Loans and the issue of the Restructuring Notes and performance of agreements and obligations relating to those Restructuring Notes, in accordance with the terms and conditions of the Restructuring Notes (as summarised in this Appendix).

NoteCo has, and will have, no assets other than the sum of £2 representing its issued and paid-up share capital, such fees (as agreed) payable to it in connection with the issue of Restructuring Notes, and any other assets on which the Restructuring Notes are secured. Save in respect of the fees generated in connection with the issue of Restructuring Notes, any related profits and the proceeds of any deposits and investments made from such fees or from amounts representing NoteCo’s issued and paid-up share capital, NoteCo will not accumulate any surpluses.

18.5  Financial Statements

Since its incorporation, no audited accounts of NoteCo have been prepared and published.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

As a public company, NoteCo is required by Jersey law to prepare accounts and have them audited and published. Copies thereof, and of any auditor’s report relating thereto, will be made available for inspection (and copies thereof will be obtainable) during the usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the registered office of NoteCo.

18.6  Auditors

The auditors of NoteCo are Ernst & Young LLP of Unity Chambers, 28 Halkett Street, St.Helier, Jersey, JE1 1EY.

19.    Miscellaneous

19.1   Restructuring Notes Trust Deed

The Restructuring Notes will be constituted by a trust deed (the Restructuring Notes Trust Deed) between NoteCo as the issuer and The Bank of New York as trustee (the Restructuring Notes Trustee).

19.2   Governing Law

The Restructuring Notes Trust Deed will be governed by English law.

19.3   Jurisdiction

The courts of England will have jurisdiction to settle any disputes in connection with the Restructuring Notes.

19.4   Transfers

The securities laws restrictions relating to the initial issuance and subsequent transfer of the Restructuring Notes are discussed in more detail in Part D, Section 1.6 and Part E, Section 4.5.

20.    A1 Notes Term Sheet

Issuer	NoteCo.

Amount of A1 Notes	Equal to NoteCo’s holding of A1 Loans(1)

Final Maturity Date	30th June, 2015, subject to receipt by NoteCo of the corresponding amounts in respect of A1 Loans.

Scheduled Principal Payments	The A1 Notes will be required to be redeemed on the same basis as the amortisation of the A1 Loans.

Interest	Interest on the A1 Notes will accrue and be paid on the same basis as the A1 Loans, subject to receipt by NoteCo of the corresponding amounts in respect of A1 Loans. See Appendix 10 for details.

Form and Denomination:	The A1 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof. The A1 Notes will be issued initially as one or more global securities in registered form without coupons.

21.    A2 Notes Term Sheet

Issuer:	NoteCo.

(1)	NoteCo’s total holding of A1 Loans will be dependent on the number of Existing Senior Creditors that elect to take restructured debt in the form of Restructuring Notes.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

Amount of A2 Notes	Equal to NoteCo’s holding of A2 Loans(2).

Final Maturity Date	30th June, 2015, subject to receipt by NoteCo of the corresponding amounts in respect of the A2 Loans.

Scheduled Principal Payments:	No scheduled amortisation of principal.

Interest	Interest on the A2 Notes will accrue and be paid on the same basis as the A2 Loans, subject to receipt by NoteCo of the corresponding amounts in respect of A2 Loans. See Appendix 10 for details.

Form and Denomination	The A2 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof. The A2 Notes each will be issued initially as one or more global securities in registered form without coupons.

22.    A3 Notes Term Sheet

Issuer	NoteCo.

Amount of A3 Notes	Equal to NoteCo’s holding of A3 Loans(3).

Final Maturity Date	30th June, 2020, subject to receipt by NoteCo of the corresponding amounts in respect of the A3 Loans.

Scheduled Principal Payments	No scheduled amortisation of principal.

Interest	Interest on the A3 Notes will accrue and be paid on the same basis as the A3 Loans, subject to receipt by NoteCo of the corresponding amounts in respect of A3 Loans. See Appendix 10 for details.

Form and Denomination	The A3 Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof. The A3 Notes will be issued initially as one or more global securities in registered form without coupons.

23.    B Notes Term Sheet

Issuer	NoteCo.

Amount of B Notes	Equal to NoteCo’s holding of B Loans(4).

Final Maturity Date	30th June, 2025, subject to receipt by NoteCo of the corresponding amounts in respect of the B Loans.

Scheduled Principal Payments	No scheduled amortisation of principal.

Interest	Interest on the B Notes will accrue and be paid on the same basis as the B Loans, subject to receipt by NoteCo of the corresponding amounts in respect of B Loans. See Appendix 10 for details.

(2)	NoteCo’s total holding of A2 Loans will depend upon the number of Existing Senior Creditors that elect to take restricted debt in the form of Restructuring Notes and also make an election not to exercise the A Cash Election.

(3)	NoteCo’s total holding of A3 Loans will depend upon the number of Existing Senior Creditors that elect to take restricted debt in the form of Restructuring Notes and also make an election not to exercise the A Cash Election.

(4)	NoteCo’s total holding of B Loans will depend upon the number of Existing Senior Creditors that elect to take restricted debt in the form of Restructuring Notes and also elect either not to exercise the A Cash Election or not to exercise the B Cash Election.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 12: SUMMARY OF TERMS OF THE RESTRUCTURING NOTES

Form and Denomination	The B Notes will be issued in denominations of £100,000 and integral multiples of £1,000 in excess thereof. The B Notes will be issued initially as one or more global securities in registered form without coupons.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 13
SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS
AND THE HARICH SWAPS

PART A — EUROBOND COUPONS AND ADDITIONAL EUROBONDS

This Part A contains a brief summary of the terms applying to the Eurobond Coupons and the Additional Eurobonds. The terms of the Eurobond Coupons and the Additional Eurobonds are set out in full in the relevant trust deed and, accordingly, this Part A is qualified in its entirety by such terms and to the other provisions of the relevant trust deed. A description of each of the trust deeds is set out in Appendix 18, Part B, Section 14.

1.	Interest

Interest on the Eurobonds is payable semi-annually in arrear on the interest payment dates (each an Interest Payment Date) falling on 30th June and 31st December of each year, subject to adjustment. Interest will be at 8.86 per cent. per annum.

Interest on the Further Eurobonds is payable semi-annually in arrear on each Interest Payment Date and on any related Transfer Date except that the first payment of interest payable on the Interest Payment Date falling in June 2004 will be in respect of the period from, and including, the Effective Date to, but excluding, the Interest Payment Date falling in June 2004. Interest will accrue from and including the Effective Date to but excluding 30th June, 2020 and will be at a rate equivalent to the aggregate of 5 per cent. per annum, LIBOR and mandatory costs.

Interest on the B Facility Eurobonds is payable semi-annually in arrear on each Interest Payment Date and on any related Transfer Date except that the first payment of interest payable on the Interest Payment Date falling in June 2004 will be in respect of the period from, and including, the Effective Date to, but excluding, the Interest Payment Date falling in June 2004. Interest will accrue from, and including, the Effective Date to, but excluding, 30th June, 2025 and will be at a rate equivalent to the aggregate of 2 per cent. per annum, LIBOR and mandatory costs. Until 31st December, 2005, interest will not become payable unless the B Facility Eurobonds are listed on the Luxembourg Stock Exchange and interest will accrue on such unpaid interest at the same rate as on the B Facility Eurobonds.

2.	Withholding Tax

All payments of interest in respect of the Eurobond Coupons, and interest and principal in respect of the Further Eurobonds and the B Facility Eurobonds, will be made without any withholding or deduction for or on account of tax applicable in the United Kingdom or the Cayman Islands, unless such withholding or deduction is required by law. If any such withholding or deduction is imposed, Drax Holdings and each of the Guarantors (as defined below) will be obliged to pay any additional or further amounts as a result of such withholding or deduction.

3.	Final Redemption

The Eurobonds, the Further Eurobonds and the B Facility Eurobonds mature on 30th June, 2015, 30th June, 2020 and 30th June, 2025 respectively.

4.	Redemption for Taxation Reasons

In certain circumstances relating to tax affecting the Eurobond Coupons, the Further Eurobonds and the B Facility Eurobonds, Drax Holdings upon giving 30 days notice to the relevant holders will be entitled at its option, on any Interest Payment Date prior to the relevant final maturity date, to redeem all (but not some only) of the Eurobond Coupons, the Further Eurobonds and the B Facility Eurobonds, as appropriate. The Eurobond Coupons will be redeemed at their net present value at the date of redemption. The Further Eurobonds and the B Facility Eurobonds will be redeemed at their principal amounts together with the relevant accrued interest to the date of redemption.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 13: SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS

AND THE HARICH SWAPS

5.	Mandatory Prepayment

In certain circumstances relating to receipt of funds by Drax Holdings pursuant to the terms of the Group Account Agreement, Drax Holdings will redeem an equivalent amount of the Eurobond Coupons. The Eurobond Coupons will be redeemed at their net present value at the date of redemption.

In certain circumstances relating to receipt of funds by Drax Holdings pursuant to the terms of the Group Account Agreement, Drax Holdings will redeem an equivalent principal amount of the Further Eurobonds. The Further Eurobonds will be redeemed at their principal amount together with the accrued interest to the date of redemption.

In certain circumstances relating to receipt of funds by Drax Holdings pursuant to the terms of the Group Account Agreement, Drax Holdings will redeem an equivalent principal amount of the B Facility Eurobonds. The B Facility Eurobonds will be redeemed at their principal amount together with the accrued interest to the date of redemption.

6.	Early Redemption at the Option of Drax Holdings

All but not some only of the Eurobond Coupons may be redeemed in whole at their net present value by Drax Holdings on any Interest Payment Date on giving not less than 45 nor more than 60 days’ notice to the holders of the Eurobonds and the Eurobond Coupons provided that on the Interest Payment Date on which such notice expires, the Eurobond Trustee has not commenced enforcement of rights in relation to the Eurobonds and Drax Holdings has, prior to giving such notice, satisfied the Eurobond Trustee that it will have the necessary funds to discharge any amounts required under the Group Account Agreement to be paid on that Interest Payment Date in priority to or pari passu with the Eurobond Coupons.

All but not some only of the Further Eurobonds may be redeemed in whole at their principal amounts together with the accrued interest to the date of redemption by Drax Holdings on any Interest Payment Date on giving not less than 45 nor more than 60 days’ notice to the holders of the Further Eurobonds provided that on the Interest Payment Date on which such notice expires, the Further Eurobond Trustee has not commenced enforcement of rights in relation to the Further Eurobonds and Drax Holdings has, prior to giving such notice, satisfied the Further Eurobond Trustee that it will have the necessary funds to discharge any amounts required under the Group Account Agreement to be paid on that Interest Payment Date in priority to or pari passu with the Further Eurobonds.

All but not some only of the B Facility Eurobonds may be redeemed in whole at their principal amounts together with the accrued interest to the date of redemption by Drax Holdings on any Interest Payment Date on giving not less than 45 nor more than 60 days’ notice to the holders of the B Facility Eurobonds provided that on the Interest Payment Date on which such notice expires, the B Facility Eurobond Trustee has not commenced enforcement of rights in relation to the B Facility Eurobonds and Drax Holdings has, prior to giving such notice, satisfied the B Facility Eurobond Trustee that it will have the necessary funds to discharge any amounts required under the Group Account Agreement to be paid on that Interest Payment Date in priority to or pari passu with the B Facility Eurobonds.

7.	Voluntary Partial Prepayment of the Eurobond Coupons at the Option of Drax Holdings

In certain circumstances as described in the Eurobond Terms and Conditions, the Eurobond Coupons may be redeemed in whole or in part at their net present value by Drax Holdings on any Interest Payment Date on giving not less than 22 business days’ notice to the holders of the Eurobonds provided that on the Interest Payment Date on which such notice expires, the Eurobond Trustee has not commenced enforcement of rights in relation to the Eurobonds and Drax Holdings has, prior to giving such notice, satisfied the Eurobond Trustee that it will have the necessary funds to discharge any amounts required under the Group Account Agreement to be paid on that Interest Payment Date in priority to or pari passu with the Eurobond Coupons.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 13: SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS

AND THE HARICH SWAPS

8.	Redemption on an Event of Default

Upon the Eurobond Trustee declaring (upon direction of the holders) the Eurobond Coupons to be due and repayable and the security to be enforceable following an event of default under the Eurobonds, Drax Holdings will be required to repay all or part of the Eurobond Coupons at their net present value at the date of redemption (such net present value being calculated in accordance with the Calculation Agency Agreement).

Upon the Further Eurobond Trustee declaring (upon direction of the holders) the Further Eurobonds to be due and repayable and the security to be enforceable following an event of default under the Further Eurobonds, Drax Holdings will be required to redeem all or part of the Further Eurobonds at their respective principal amounts together with the relevant accrued interest to the date of redemption.

Upon the B Facility Eurobond Trustee declaring (upon direction of the holders) the B Facility Eurobonds to be due and repayable and the security to be enforceable following an event of default under the B Facility Eurobonds, Drax Holdings will be required to redeem all or part of the B Facility Eurobonds at their respective principal amounts together with the relevant accrued interest to the date of redemption.

9.	Representations, Warranties, Undertakings and Events of Default

Representations, warranties, undertakings and events of default under the Eurobond Coupons, the Further Eurobonds and the B Facility Eurobonds will be based on those contained in the Facility Agreement modified so that the provisions apply to Drax Holdings and the Guarantors (as defined below).

10.	Guarantee and Security

The Eurobond Coupons, the Further Eurobonds and the B Facility Eurobonds have the benefit of an unlimited, unconditional and irrevocable guarantee from each of Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco (each a “Guarantor” and together, the “Guarantors”). In addition, the Eurobond Coupons, the Further Eurobonds and the B Facility Eurobonds have the benefit of security granted by Drax Holdings and each of the Guarantors as described under paragraph 3.4 of Part B of Appendix 18.

11.	Listing

The Eurobond Coupons have been listed on the Luxembourg Stock Exchange since 29th June, 2000.

Application has been made to the Luxembourg Stock Exchange to list the Further Eurobonds and it is expected that the Further Eurobonds will be listed on the Effective Date. The B Facility Eurobonds will not be listed until Drax Holdings is in a position to make adequate disclosure in respect of the recoverability of the TXU Claim.

PART B — HARICH SWAPS

1.     Transfer and amendment of the Harich Swaps

The rights and obligations of InPower under the InPower Harich Swap will be assumed by InPower 2 on the Record Date.

In order for InPower 2 to be able to meet its obligations under the Restructuring Loans, the terms of the InPower Harich Swap will be amended, with amendments being made to the matching Drax Harich Swap on essentially the same terms. The rights and obligations of Drax Power under the Drax Harich Swap will be novated to Drax Opco.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 13: SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS

AND THE HARICH SWAPS

2.     Background to the InPower Harich Swap

The InPower Harich Swap was put in place as part of the current debt structure with the principal purpose of matching payment flows in InPower to ensure that no cash shortfall or surplus could arise. In particular, the InPower Harich Swap provided for:

(a)	a LIBOR based cash flow into InPower to match the floating rate interest payments on the Bank Loan; and

(b)	a balancing mechanism between the different amortisation profiles of the Eurobond Coupons and the Bank Loan.

Additionally, the InPower Harich Swap ensured that, on an acceleration, the present value of InPower’s aggregate claims in respect of the Eurobond Coupons and the InPower Harich Swap were no less than the claims of the Senior Banks under the Facility Agreement.

The Drax Harich Swap was entered into on essentially identical terms to the InPower Harich Swap between Harich (as fixed leg payer) and Drax Power (as floating leg payer).

Any adjustments to the quantum or profile of payments under the Drax Harich Swap and the InPower Harich Swap (to account for prepayments on the Facility Agreement or early termination) were to be carried out by the Calculation Agent pursuant to the terms of the Calculation Agency Agreement.

3.     Amendments to the Harich Swaps and Calculation Agency Agreement

The intended waiver in respect of the Eurobond Coupons (as detailed in Part A of this Appendix and Appendix 18, Part B, Section 4.1(c)) will mean that the InPower Harich Swap no longer meets its objectives as set out in paragraph 2 above.

Accordingly, the Harich Swaps and the Calculation Agency Agreement will be amended to ensure that in relation to financing cash flows:

(a)	the swap balances periodic cash flows and prevents a cash shortfall in InPower 2;

(b)	upon final maturity of the Eurobond Coupons there is no shortfall or surplus of cash in InPower 2; and

(c)	on an acceleration, the aggregate of the termination amount under the InPower Harich Swap and the present value of InPower 2’s claim on Drax Holdings through the Eurobond Coupons is greater than or equal to the amount of A1 Loans and A2 Loans (and, in each case, interest thereon) due under the InPower 2 Facility Agreement on the acceleration.

The principal changes to the InPower Harich Swap and the Calculation Agency Agreement which will be undertaken as part of the Schemes are designed to ensure that:

(a)	the fixed cash flow leg of the swap can be periodically adjusted to provide the necessary flexibility to cope with prepayments of A1 Debt and A2 Debt and the cash sweep repayments of A2 Debt;

(b)	net cash flows under the swap are calculated in order to minimise the impact on the Drax Group’s working capital (to be effected by reducing the margin from LIBOR plus 3.00 per cent to LIBOR less 3.00 per cent); and

(c)	gross cash flows in respect of the fixed rate leg are reset to be broadly constant period on period.

Once amended, the notional amount of the InPower Harich Swap will be matched to the outstanding amount of A1 Debt and A2 Debt post execution of the Cash Elections (this is expected to represent an increase from the current amount of £762,000,000 to an estimated £817,868,316, assuming £30,000,000 of Actual Project Funds under the A Cash Election).

The underlying reference (LIBOR) for the floating leg of the InPower Harich Swap will be unchanged.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 13: SUMMARY OF THE TERMS OF THE EUROBOND COUPONS, THE ADDITIONAL EUROBONDS

AND THE HARICH SWAPS

Corresponding amendments will be made to the Drax Harich Swap.

The overall maturity of the Harich Swaps will remain unchanged at 2015 to ensure that they continue to match the final maturity of the Eurobond Coupons.

4.     Amended and Restated Calculation Agency Agreement

Under the terms of the Amended Harich Swaps and the Amended and Restated Calculation Agency Agreement it is expected that the fixed rate leg of the Amended InPower Harich Swap will be reset on each Interest Payment Date to allow the swap to rebalance if:

(a)	there is a prepayment of A1 Debt or A2 Debt ahead of forecast;

(b)	there is a delay against forecast for prepayment of A1 Debt (not scheduled amortisations) or repayment of A2 Debt (subject to the proviso that such delay cannot extend beyond 2015);

(c)	A2 Debt interest is deferred; and

(d)	forward LIBOR rates change (this is to take account of the floating rate nature of the interest on temporarily waived Eurobond Coupons and the variations in the present value of InPower 2’s claim on enforcement under the Eurobond Coupons).

Any periodic adjustments to the Amended Harich Swaps will be carried out by the Calculation Agent under the terms of the Amended and Restated Calculation Agency Agreement.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 14

DETAILED TERMS OF HEDGING ARRANGEMENTS

PART A — INTEREST RATE HEDGING

Section 1:     Restructured Hedging

Effective Date	31st December, 2003

Notional Amount	£208,000,000 amortising pro rata with the scheduled amortisation of A1 Debt.

Fixed Rate	The fixed rate payable to Commerzbank in respect of the Restructured Hedging:

Calculation
period		rate(%)

1		4.345
2		5.000
3		5.375
4		5.525
5		5.720
6		5.915
7		6.110
8		6.305
9	-23	6.50

Floating Rate	LIBOR for the calculation period as determined as of the first day of such calculation period.

LIBOR	Six month GBP-LIBOR-BBA (as defined in the Annex to the 2000 ISDA Definitions).

Payments	The net amount due to (or from) Commerzbank in respect of the Restructured Hedging will be payable on 30th June and 31st December in each year (subject to adjustment).

Partial Termination Payments	No A1 Hedging Partial Termination Payments on prepayment of A1 Debt unless Drax Power elects that partial termination shall apply in relation to a prepayment in which case the Restructured Hedging shall be partially terminated so that the Notional Amount is reduced pro rata the percentage reduction in the A1 Debt by reason of the prepayment.

If Drax Power does not elect that partial termination will apply in relation to a prepayment, Commerzbank will have a super priority claim for the partial termination sum that would have been payable to Commerzbank if Drax Power elected that partial termination was to apply in respect of such prepayment (the aggregate of such amounts that would have been payable being the Partial Termination Priority Amount).

Termination Date	30th June, 2015

Equalisation on Enforcement	On the date of the Restructuring, the shielded mark-to-market will be notionally allocated among A1 Debt, A2 Debt, A3 Debt and B Debt on a pro rata basis having regard to the sizes of such tranches prior to the exercise of the Cash Elections.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 14: DETAILED TERMS OF HEDGING ARRANGEMENTS

On an enforcement, the following amounts will be calculated in order to determine Commerzbank’s priority in respect of any termination sum (if any) owing to it in respect of the termination of the Restructured Hedging (the Termination Sum):

• an amount equal to the aggregate of the repayments and prepayments in respect of B Debt which Commerzbank would on or before the enforcement date have received if its notional B Debt allocation referred to above was an actual participation in B Debt (the B Debt Priority Amount);

• the Partial Termination Priority Amount;

• the aggregate amount that would have notionally been owed to Commerzbank on an enforcement date under its notional allocations of A1 Debt, A2 Debt, A3 Debt and B Debt referred to above, after taking into account all repayments and prepayments on the Debt and all capitalised and rolled up interest (the Threshold Amount);

• the amount (if any) by which the Termination Sum exceeds the Threshold Amount (the Excess Amount);

• the amount (if any) by which the Threshold Amount exceeds the Termination Sum (the Shortfall Amount).

Super Priority	The greater of (a) the aggregate of the Partial Termination Priority Amount and the B Debt Priority Amount (the Debt Priority Amount) and (b) any Excess Amount.

A1, A2, A3 and B priority	Determined as if the Threshold Amount, less the Debt Priority Amount (but if there is also an Excess Amount, only to the extent the Debt Priority Amount is greater than the Excess Amount), were allocated across the four tranches of Debt in proportion to the principal amount of such tranches as at the enforcement date, provided that any Shortfall Amount shall be deducted from such allocations in priority order.

Section 2:     Additional Hedging

Interest rate hedging

Drax Opco will hedge its interest rate exposure to the extent of the balance of the A1 Debt not hedged by the Restructured Hedging (the Additional Hedging) by entering into, as soon as practicable following the Effective Date and in any event on or before 31st March, 2004, market rate vanilla interest rate swaps on the terms set out in Schedule 12 (Trading and Risk Management Policy) to the InPower 2 Facility Agreement. The Additional Hedging will be entered into in respect of the period up to 31st December, 2008 and, thereafter, will be renewed on a forward rolling basis approved by the Monitoring Committee.

Drax Opco will be entitled to terminate the Additional Hedging provided that it simultaneously replaces the terminated hedging with new hedging in an amount sufficient to hedge the entire A1 Debt.

The counterparty to such hedging will (i) be a Lender or other finance party (or an affiliate thereof) which (ii) has agreed to be bound by the terms of the New Drax Intercreditor and Security Trust Deed as a Hedging Bank and (iii) has a long term credit rating of at least “A-” from Standard & Poor’s (or an equivalent rating from another credit rating agency). To the extent that members of the existing syndicate decline to provide interest rate hedges, then Drax Opco may contract, on the terms set out in this paragraph, with UK registered banks that fulfil the criteria set out in (i) and (ii).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 14: DETAILED TERMS OF HEDGING ARRANGEMENTS

The terms of the Additional Hedging will be based on ISDA documentation and be approved by the InPower 2 Facility Agent (acting reasonably), and will be in accordance with the requirements of the New Drax Intercreditor and Security Trust Deed. Drax Opco may, with the approval of the Instructing Group, also put in place additional interest rate hedging as part of a prudent hedging programme to hedge all or part of the interest rate exposure in respect of the A2 Debt (the A2 Hedging).

The Additional Hedging may be entered into on the basis that it ranks super priority on enforcement (the Super Priority A1 Hedging) or A1 on enforcement (the A1 Priority A1 Hedging).

PART B — FOREIGN EXCHANGE HEDGING

Unless the Trading and Risk Management Policy provides to the contrary, the Drax Group will fully hedge all of its foreign exchange exposures arising from purchases of goods or services. Such currency hedging will be entered into when the foreign exchange exposure arises and will be effected by currency hedging which does not include optionality and/or would result in the Drax Group receiving, directly or indirectly, an initial cash premium.

The counterparty to such hedging will be a Lender or other finance party (or an affiliate thereof) which has a long-term credit rating of at least “A—” from Standard & Poor’s (or an equivalent rating from another credit rating agency) but such counterparty will not be entitled to the benefit of any Security unless permitted by the terms of the Trading and Risk Management Policy. To the extent that members of the existing syndicate decline to provide desired contracts, then Drax Opco may contract, on the terms set out in this paragraph, with UK registered banks that fulfil the above criteria.

The terms of such hedging will be based on ISDA documentation and be approved by the InPower 2 Facility Agent (acting reasonably), and will be in accordance with the requirements of the New Drax Intercreditor and Security Trust Deed.

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 15
SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED
AND THE SHAREHOLDERS’ AGREEMENT

1.     Shareholder arrangements

The holders of the Equity will be subject to the New Articles. Drax Group Limited, the IPR Initial Holder, those Existing Senior Creditors (or their Designated Recipients) to whom Restructuring Loans are distributed and the Escrow Trustee will also enter into a Shareholders’ Agreement. The New Articles contain, amongst other things, provisions in relation to linkage and transferability of the Linked Securities, control of Drax Group Limited, the appointment of the directors of Drax Group Limited and restrictions on the corporate affairs of Drax Group Limited. These aspects are described in more detail below.

The Shareholders’ Agreement reinforces certain of the provisions in the New Articles (as between the parties) and includes additional provisions such as those relating to management and corporate governance of Drax Group Limited which are described in paragraphs 5.2, 5.3, 5.4 and 8 below and arrangements relating to the IPR Support Fee which are described in Part E, Section 4.1.

2.     Linkage and Transfer Restrictions

Subject to the exercise of drag along rights in respect of Equity, during the Linked Period, no holder of any Linked Securities may transfer any Linked Security without also simultaneously transferring an equivalent proportion of the other Linked Securities to the same transferee. During the Linked Period, holders who wish to transfer Linked Securities and the proposed transferees will be required to execute combined instruments of transfer in respect of the A2 Notes, A3 Notes and Equity and the A2 Loans, A3 Loans and Equity (as appropriate) which will include, amongst other things, representations as to change of control and transfer(s) to a Controller of Drax Group Limited.

There are also minimum amount transfer restrictions in respect of the Linked Securities. During the Linked Period, no holder of any Linked Securities may transfer less than 100,000 shares in Drax Group Limited (and such equivalent proportion of A2 Debt and A3 Debt) unless the holder is transferring all of its shares in Drax Group Limited.

These transfer restrictions contained in the New Articles will apply to any transfer of any interest in the Linked Securities.

3.     Ownership and Control

3.1    Tag along — controlling interest

Where there has been a transfer of Equity to a Controller of Drax Group Limited or a transfer of Equity results in a change of control, the other holders of Equity (other than persons acting in concert with the transferee) will be entitled to exercise an option to require the transferee to purchase all the Equity held by such other holders (and, during the Linked Period, any other Linked Securities held by such holders) on terms no less favourable than the most favourable terms of any acquisition made by the transferee (or anyone acting in concert with the transferee) of any Equity (and, during the Linked Period, the other Linked Securities) within the preceding 12 month period.

3.2    Drag along

If a Controller of Drax Group Limited proposes to transfer Control through a transfer of its Equity to any bona fide purchaser or purchasers acting in concert, it will be entitled to require, conditionally upon completion of such transfer of its Equity, all of the other Shareholders to transfer their Equity to that purchaser or purchasers on terms (subject to such terms being approved by the directors of Drax Group Limited with the support of an opinion, obtained from an independent investment bank of international

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 15: SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED

AND THE SHAREHOLDERS’ AGREEMENT

standing selected by the directors of Drax Group Limited (at the cost of Drax Group Limited or the Shareholders), that such price is at a fair value and that the price is payable in cash (or is accompanied by a cash alternative of equivalent value to any non-cash consideration as certified by the independent investment bank)). The Linked Securities will cease to be linked for the purposes of such a transfer.

For the purpose of ensuring that a transfer of Equity complies with the provision of the New Articles, or whether a change of control or a transfer to a Controller is proposed, the directors of Drax Group Limited may require any person to furnish to Drax Group Limited such information and evidence as the directors of Drax Group Limited may think fit.

3.3    Sale of the business

For so long as the IPR Holder has the right to appoint and remove a director pursuant to the New Articles (as described in paragraph 6 below), in the event of:

(i)	an offer being received for all of the Equity or a material part of the Principal Drax Assets, the directors of Drax Group Limited will as soon as reasonably practicable give the IPR Holder notice of that offer; or

(ii)	any process or negotiations for the sale of the Equity or a material part of the Principal Drax Assets commencing, the directors of Drax Group Limited will as soon as reasonably practicable give the IPR Holder notice of that commencement, and in either case the IPR Holder will be afforded equivalent rights to those afforded to the other offerors or prospective purchasers, in order to allow an IPR Entity to prepare and submit an offer for the Equity or a material part of the Principal Drax Assets (as the case may be) for consideration by the directors of Drax Group Limited, the relevant company and/or the Shareholders (other than the IPR Holder). Acceptance of any such offer from the IPR Holder in respect of the Principal Drax Assets will be subject to a majority Shareholders’ vote (excluding the IPR Holder) or majority Shareholders’ approval in writing (excluding the IPR Holder). Any director appointed by the IPR Holder to the board of any member of the Drax Group will not be entitled to attend the part of any meeting of such board (or any relevant committee thereof) that is considering offers for any such sale or possible sale, unless the IPR Holder has confirmed in writing to the relevant board that it does not intend to participate in such sale and, having made such confirmation, no IPR Holder will be entitled to make any offer in respect of such sale without the prior written consent of the board of Drax Group Limited.

3.4    Transfers to group companies

The transfer restrictions will not apply in respect of any transfer of A2 Debt, A3 Debt or Equity by a Shareholder to any other member of its Group, provided that if any such transferee ceases to be a member of that Shareholder’s Group, it must transfer the relevant Linked Securities it holds to another member of its original Group.

3.5    Voting restrictions

There will be a restriction on the voting rights attached to the Equity such that each Shareholder (together with any Shareholder voting in concert with it) on a poll will only be entitled to vote up to 32.34 per cent. of the votes counted on any resolution at any meeting. This provision will not be deemed to affect the amount of voting rights held by any person for the purpose of the definition of Control or Controller.

In addition (and subject to limited exceptions), on any resolution:

(i)	to amend or vary any of the provisions in the New Articles;

(ii)	during the Linked Period, to provide for any reduction in capital or purchase of own shares;

(iii)	during the Linked Period, to vary the authorised or issued share capital (or the rights attaching to it or any class of it) including, without limitation, the creation of any options or other rights to subscribe for or convert into shares,

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 15: SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED

AND THE SHAREHOLDERS’ AGREEMENT

any Shareholder(s) who represent 15 per cent. or more of the votes cast against any such resolution shall, in such circumstances, have such additional votes to be able to block the passing of such resolution.

If any member of the Drax Group proposes to enter into a transaction with a related party in respect of which a resolution of Shareholders is sought Drax Group Limited shall ensure that the Shareholder who is a related party abstains from voting on any such resolution.

For so long as the IPR Holder has the right to appoint a director pursuant to the New Articles, the IPR Holder shall be entitled (on a poll) to such additional votes to be able to block any resolution to amend articles relating to its right to appoint a director.

4.     Future Funding

The acquisition or holding of Equity by Shareholders will not require them to provide any future funding to Drax Group Limited or to guarantee any obligation of Drax Group Limited or to provide any other form of support.

5.     Management of Drax Group Limited

5.1    The board of directors

It is intended that the board of directors of Drax Group Limited will comprise at least five but not more than six directors, of whom three will be executive directors (including the chief executive officer and the chief financial officer) and two or three will be non-executive directors (including the chairman). Pending appointment of further directors, Gordon Horsfield (executive chairman), Gerald Wingrove (finance director) and Lord Taylor of Blackburn (non-executive director) will continue as directors of Drax Group Limited.

Drax Group Limited and Shareholders will together procure (so far as they are able) that Drax Opco will have the same board of directors as Drax Group Limited and that each subsidiary of Drax Group Limited will have no more than six directors, unless required by applicable law.

5.2    The senior management

The senior management will have responsibility for all matters connected to the business and affairs of the Drax Power Station, including in relation to trading, finance, human resources and health and safety. The composition of the senior management will be decided by the board of directors of Drax Group Limited, but will be headed by the chief executive officer and will include the production director. The Shareholders who are party to the Shareholders’ Agreement (other than the IPR Holder only for such times as it is entitled to appoint a director of Drax Group Limited (as described in paragraph 6 below) and otherwise than as set out in paragraph 5.3 below) will be entitled to decide whether any of the members of the senior management should also be members of the board of directors of Drax Group Limited.

5.3    The production director

The IPR Holder will be entitled to propose a suitably qualified individual to be considered for the position of production director.

A committee will be constituted to oversee the selection and appointment of the production director. The members of the committee will be the chief executive officer, the head of human resources and the director appointed by the IPR Holder (who may be the existing production director or a non-executive director).

The committee will:

        (a)   prepare a job description for the production director;

        (b)   determine a suitable process for the selection of the production director;

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 15: SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED

AND THE SHAREHOLDERS’ AGREEMENT

        (c)   interview all potential candidates for the position of production director; and

        (d)   prepare a short-list of candidates for the position of production director.

The short-list to be prepared by the committee will include the person proposed by the IPR Holder for the position of production director. However, the production director will be the best person for the job, regardless of whether or not that person has been proposed by the IPR Holder. The appointment, removal and replacement of the production director will be determined by the board of directors of Drax Group Limited and the production director will be responsible solely to the board of directors of Drax Group Limited.

The Shareholders’ Agreement provides for circumstances in which the production director shall be appointed to the board of directors of Drax Group Limited.

If the production director is a secondee of the IPR Group, the IPR Holder will not be entitled to reassign that person without the prior written approval of the board of directors of Drax Group Limited.

5.4    The head of trading

The head of trading will not be a member of the board of directors of Drax Group Limited and will be appointed by the board of directors of Drax Group Limited. The IPR Holder will be entitled to propose a person for the post of head of trading. The process for the appointment of the head of trading will be the same as for the appointment of the production director.

6.     Appointment of directors

Subject to maintaining a minimum shareholding threshold, the IPR Holder will be entitled to appoint and remove from office in writing at any time one appropriately qualified non-executive director of Drax Group Limited, provided that if the production director is a member of the board of directors of Drax Group Limited and is the person proposed by the IPR Holder, that person will constitute the director nominated by the IPR Holder and will serve as an executive director.

The holders of A Shares will be entitled to appoint and remove from office in writing at any time not less than four and not more than five persons to be directors of Drax Group Limited (which shall include the chairman). If the IPR Holder’s shareholding falls below the minimum threshold for it to be able to appoint a director, it shall be entitled to participate in the decision to appoint and remove all directors.

The rights of holders of A Shares and the IPR Holder to appoint directors will be protected by separately designating the Equity held but otherwise the Equity will rank pari passu in all respects.

7.     Restrictions on the corporate affairs of Drax Group Limited

The Shareholders will, so far as they are able, procure that no member of the Drax Group undertakes any of the actions set out in paragraphs 7.1 to 7.4 below, without the consent of the Shareholders entitled to exercise more than 50 per cent. of the voting rights in Drax Group Limited, provided that where a greater threshold of shareholder approval is required by law both such thresholds will apply.

New issues of equity securities, issues of rights to subscribe for equity securities and issues of securities that are convertible into equity securities, in all cases by Drax Group Limited or any of its subsidiaries, will be made on a pre-emptive basis.

Where Drax Group Limited has any cause of action or potential cause of action against any Shareholder that is a party to the Shareholders’ Agreement, that Shareholder will not be entitled to vote its Equity for the purpose of preventing Drax Group Limited from taking any action in relation to that cause of action. Where a Party to the Shareholders’ Agreement has any cause of action or potential cause of action against Drax Group Limited, that Shareholder will not be entitled to vote its Equity for the purpose of preventing Drax Group Limited from taking any action in relation to that cause of action.

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 15: SUMMARY OF THE NEW ARTICLES OF DRAX GROUP LIMITED

AND THE SHAREHOLDERS’ AGREEMENT

The following matters are the restricted actions referred to at the beginning of this paragraph:

7.1    Corporate affairs

(a)	any variation in the company’s authorised or issued share capital (or the rights attaching to it or any class of it) including, without limitation, any reduction in capital or purchase of own shares, or the creation of any options or other rights to subscribe for or to convert into shares in the company;

(b)	the winding-up of the company;

(c)	the declaration or payment of any dividend or other distribution or the reduction of any reserve (in each case, other than intra-group);

(d)	any change in the auditors; and

(e)	any amendment or variation to the memorandum and articles of association.

7.2    Material changes

(a)	any transaction which, if Drax Group Limited were subject to the Listing Rules, would constitute either a Class 1 transaction or a related party transaction within the meaning of those rules;

(b)	any material alteration (including cessation) to the general nature of the company’s business; and

(c)	any change of control of Drax Group Limited by way of statutory merger, statutory amalgamation or statutory scheme of arrangement.

7.3    Commitments

the entry into any contract or arrangement which is outside the normal course of trading.

7.4    Incentives and related parties

(a)	the determination of the remuneration of the directors of Drax Group Limited (including any incentive plans for directors); and

(b)	the entry into any agreement, commitment or understanding with any Shareholder or any connected person of such a Shareholder, otherwise than in the ordinary course of business on arms-length terms.

8.     Corporate governance

The Shareholders’ Agreement provides that Drax Group Limited will adopt corporate governance measures relating to the management of Drax Group Limited in line with United Kingdom best practice as the Shareholders that are party to the Shareholders’ Agreement will be entitled to determine from time to time, but including the establishment of an audit committee and a remuneration committee.

The audit committee will comprise a minimum of the chairman of the board of directors of Drax Group Limited and one other person who is an executive director and will keep under review the scope and results of the audit and its cost effectiveness and the independence and objectivity of the auditors of the Drax Group.

The remuneration committee will comprise a minimum of the chairman of the board of directors of Drax Group Limited and at least one other person who is a non-executive director. It will deal with all questions concerning the terms of employment of and any other arrangements with the executive directors of the Drax Group.

In the event that no IPR A Cash-Out Funds are required for the purposes of the A Cash Election, no member of the IPR Group will be entitled to receive any Shares, and appropriate modifications will be made to the Shareholders’ Agreement and the New Articles.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16

ESCROW AND DISTRIBUTION AGREEMENT

DATED 17 NOVEMBER, 2003

DRAX HOLDINGS LIMITED

INPOWER LIMITED

INPOWER 2 LIMITED

THE BANK OF NEW YORK

(in its capacity as Distribution Agent, Global Depositary in respect of the Senior Bonds and Restructuring Notes Registrar)

DRAX GROUP LIMITED

NOTECO LIMITED

DRAX NOMINEES LIMITED

(in its capacity as Escrow Trustee)

DEUTSCHE BANK AG LONDON

(in its capacity as Facility Agent)

JPMORGAN CHASE BANK

(in its capacity as Eurobond Trustee)

BONDHOLDER COMMUNICATIONS GROUP, INC.

CAPITA IRG PLC

(in its capacity as election registrar of the Drax Holdings Scheme and in its separate capacity as election registrar of the InPower Scheme)

CAPITA IRG (OFFSHORE) LIMITED

(in its capacity as the Linked Securities Registrar)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

THIS AGREEMENT is made by way of deed on 17th November, 2003

BETWEEN:

(1)	DRAX HOLDINGS LIMITED, a company registered in the Cayman Islands with registered number 92144 and whose registered office is at the offices of Citco (Cayman Islands) Ltd., PO Box 3116SMB, Corporate Centre, West Bay Road, George Town, Grand Cayman, Cayman Islands (Drax Holdings);

(2)	INPOWER LIMITED, a company registered in Jersey with registered number 75269 whose registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX (InPower);

(3)	INPOWER 2 LIMITED, a company registered in Jersey with registered number 86170 and whose registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX (InPower 2);

(4)	THE BANK OF NEW YORK, a New York banking corporation acting through its London branch (in its capacity as distribution agent, Global Depositary in respect of the Senior Bonds and Restructuring Notes Registrar, the Distribution Agent);

(5)	DRAX GROUP LIMITED, a company registered in the Cayman Islands with registered number 29356 and whose registered office is at Walker House, Mary Street, PO Box 908 GT, George Town, Grand Cayman, Cayman Islands (Drax Group);

(6)	NOTECO LIMITED, a company registered in Jersey with registered number 86199 and whose registered office is at 22 Grenville Street, St Helier, Jersey JE4 8PX (NoteCo);

(7)	DRAX NOMINEES LIMITED, a company registered in England and Wales with registered number 4947438 and whose registered office is at Kempson House, Camomile Street, London EC3A 7AN (in its capacity as escrow trustee, the Escrow Trustee);

(8)	DEUTSCHE BANK AG LONDON, Winchester House, 1 Great Winchester Street, London EC2N 2DB, (in its capacity as facility agent under the InPower 2 Facility Agreement, the Facility Agent);

(9)	JPMORGAN CHASE BANK, a company incorporated under the laws of the State of New York whose principal office is at Trinity Tower, 9 Thomas More Street, London E1W 1YT (in its capacity as Eurobond Trustee (as separately defined in the Scheme Document, the Eurobond Trustee) subject to its accession as provided in clause 3.5);

(10)	BONDHOLDER COMMUNICATIONS GROUP, INC., a New York corporation acting through its London office at 64 Queen Street, London EC4R 1AD (Bondholder Communications);

(11)	CAPITA IRG PLC, a company registered in England and Wales with registered number 2605568 and whose registered office is at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (in its capacity as election registrar of the Drax Holdings Scheme and in its separate capacity as election registrar of the InPower Scheme, the Election Registrar); and

(12)	CAPITA IRG (OFFSHORE) LIMITED, a company registered in Jersey whose registered office is at Victoria Chambers, Liberation Square, 113 Esplanade, St Helier, Jersey, Channel Islands JE4 0FF (in its capacity as registrar of the A2 Notes, A3 Notes and New Shares, the Linked Securities Registrar).

WHEREAS:

(A)	Drax Holdings proposes to enter into a scheme of arrangement (the Drax Holdings Scheme) with certain of its creditors under section 86 of the Companies Law (2003 Revision) of the Cayman Islands and section 425 of the Companies Act 1985 of England and Wales (the Act).

(B)	InPower proposes to enter into a scheme of arrangement (the InPower Scheme) with certain of its creditors under article 125 of the Companies (Jersey) Law 1991 and section 425 of the Act.

(C)	The Drax Holdings Scheme and the InPower Scheme are set out in Parts II and III of the document dated on or about 17th November, 2003 (the Scheme Document) containing the Drax Holdings Scheme and the InPower Scheme, as the same may be approved or modified by the relevant court.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(D)	The Drax Holdings Scheme provides for the appointment of an escrow trustee and a distribution agent. The Escrow Trustee will be responsible for, amongst other things, holding the Scheme Consideration (as defined below) to be transferred, allotted or issued, or acknowledged as indebtedness owed, to it (or its nominee) on the Effective Date on bare trust for the relevant Drax Holdings Scheme Creditors (as such terms are defined in the Scheme Document) who will become entitled to that Scheme Consideration pursuant to the operation of the Drax Holdings Scheme. The Distribution Agent will be responsible for, amongst other things, distributing the Scheme Consideration held by the Escrow Trustee (or its nominee).

(E)	The Escrow Trustee has been incorporated for the sole purpose of acting as escrow trustee in respect of the Trust Property (as defined below). The Distribution Agent will agree on the terms of this Agreement to act as custodian of the Trust Property in accordance with the provisions of the Drax Holdings Scheme and this Agreement and to distribute the Trust Property to the relevant Designated Recipients (as such term is defined in the Scheme Document) (but with respect to the Non-Scheme Consideration (as defined below), to the persons entitled to receive the same) in accordance with the terms of the Drax Holdings Scheme and/or this Agreement.

(F)	Each of the Escrow Trustee, the Distribution Agent, the Election Registrar, the Linked Securities Registrar, Drax Group, the Facility Agent, NoteCo, Bondholder Communications, InPower and InPower 2 will undertake to the relevant courts to act in accordance with the terms of this Agreement.

(G)	This Agreement is entered into in contemplation of, and certain provisions of this Agreement are conditional upon, the InPower Scheme and the Drax Holdings Scheme becoming effective in all relevant jurisdictions.

(H)	The Eurobond Trustee shall adhere to this Agreement on the Effective Date by executing the Accession Letter as directed by the Bank Security Trustee pursuant to the Schemes.

(I)	It is the intention of the parties that this Agreement be executed as a deed.

IT IS AGREED AND THIS DEED WITNESSES as follows:

1.     INTERPRETATION

1.1	Capitalised terms used in this Agreement have the meanings given to them in the Scheme Document unless the context requires otherwise.

1.2    In this Agreement:

        A Cash Elector means a Relevant Person who has or is deemed to have made an A Cash Election under the Drax Holdings Scheme;

        Accession Letter means the accession letter substantially in the form set out in schedule 2;

        Actual Project Funds has the meaning given to it in the COOIA;

        Additional Non-Scheme Payments means the amounts referred to in clauses 5.5(s)(iii), 5.5(v) and 5.8 of this Agreement;

        Additional Scheme Payments means the amounts referred to in clauses 5.5(s)(i) and (ii), 5.5(t) and 5.5(u) of this Agreement;

        A1/B Notes Trust Property has the meaning given to it in clause 9.2(e) of this Agreement;

        A2/A3 Notes Trust Property has the meaning given to it in clause 9.2(l) of this Agreement;

Available Project Funds means the amount in sterling to be made available by Drax Holdings to fund, in part, the Actual A Cash-Out Funds calculated in accordance with the Restructuring Date Waterfall;

        B Cash Elector means a Relevant Person who has or is deemed to have made a B Cash Election under the Drax Holdings Scheme;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

Cash Cover Account means the interest bearing account maintained with National Westminster Bank plc, account number 45509379, sort code 60-60-05;

Cash Trust Property means the IPR A Cash-Out Funds, the Actual B Cash-Out Funds, the Drax Holdings Scheme Funds and the Drax Holdings Non-Scheme Funds once received into the Escrow Trustee Account in accordance with the provisions of clause 6.7 of this Agreement;

Claim Date has the meaning given to it in clause 8.2 of this Agreement;

Distribution means a distribution of Scheme Consideration and/or Non-Scheme Consideration in accordance with the Drax Holdings Scheme and/or this Agreement;

Distribution Agent Fee Letter means the letter dated on or about 17th November, 2003 from the Distribution Agent to Drax Holdings setting out the fees and expenses payable to the Distribution Agent;

Distribution Instruction has the meaning given to it in clause 8.1 of this Agreement;

        Drax Group Subscription Account means the bank account so entitled in schedule 1 (Accounts) of the Group Account Agreement;

        Drax Holdings Non-Scheme Funds has the meaning given to it in clause 6.5 of this Agreement;

        Drax Holdings Notes Escrow Account has the meaning given to it in clause 9.2(c) of this Agreement;

        Drax Holdings Scheme Funds has the meaning given to it in clause 6.4 of this Agreement;

Effective Date has the meaning given to it in the Drax Holdings Scheme but for the purposes of this Agreement shall be deemed to be 22nd December, 2003, unless another date is notified by Drax Holdings pursuant to clause 2.2 of this Agreement;

        Effective Date Information has the meaning given to it in clause 5.5 of this Agreement;

        Elections Closing Date Information has the meaning given to it in clause 5.2 of this Agreement;

Escrow Trustee Account means the non-interest bearing bank account to be established by the Escrow Trustee, in Jersey in accordance with the provisions of clause 6.1 of this Agreement;

InPower 2 Account means the bank account to be established by InPower 2 in Jersey and which is referred to as the Nominated Account 1 in the COOIA;

        IPR Interest Payment means the amount of interest referred to in clause 5.5(z) of this Agreement;

IPR Nominated Account means the bank account to be established by InPower 2 with National Westminster Bank plc (London branch) in accordance with the COOIA and which is referred to as the Nominated Account 2 in the COOIA;

New Shares means the new ordinary shares of 0.001 pence in the capital of Drax Group which will carry the rights and be subject to the restrictions contained in the articles of association of Drax Group, particulars of which are contained in Appendix 15 of the Scheme Document;

        New Shares Trust Property has the meaning given to it in clause 9.3(b) of this Agreement;

Non-Scheme Consideration means the IPR Interest Payment, the Additional Non-Scheme Payments and the Non-Scheme Restructuring Fees;

        Non-Scheme Restructuring Fees means the fees referred to in clauses 5.5(w) to (y) (inclusive) of this Agreement;

        Notional A Cash-Out Funds has the meaning given to it in clause 3.3 of the COOIA;

        Paying Agent has the meaning given to it in the Senior Bond Indenture;

        Post Effective Date Information has the meaning given to it in clause 5.10 of this Agreement;

        Posting Date means the date upon which the Scheme Document is posted to Scheme Creditors;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

Profits has the meaning given to it in clause 13.1 of this Agreement;

Relevant Persons means Definitive Holders, Account Holders, Hedging Banks and InPower Scheme Creditors and Relevant Person means one or more of any of them;

Restructuring Fee Letters means:

(a)	the letter to be dated on or about the Effective Date between InPower 2 and the Facility Agent (as Chairman of the Bank Steering Committee);

(b)	the letter to be dated on or about the Effective Date between InPower 2 and the members of the Ad Hoc Bondholders Committee at that time;

(c)	the letter to be dated on or about the Effective Date between InPower 2 and Barclays Bank plc;

Restructuring Loans Trust Property has the meaning given to it in clause 9.1(b) of this Agreement;

Restructuring Notes Registrar means the Bank of New York acting through its Brussels branch in relation to the A1 Notes and B Notes;

Scheme Consideration has the meaning given to it in the Drax Holdings Scheme;

Scheme Restructuring Fees means the fees referred to in clauses 5.5(s)(iv) to (vi) (inclusive) of this Agreement;

Support Fee has the meaning given to it in the COOIA;

Transfer Certificate means the transfer certificate in the form set out in schedule 6 to the InPower 2 Facility Agreement;

Trust Property means Cash Trust Property, Restructuring Loans Trust Property, A1/B Notes Trust Property, A2/A3 Notes Trust Property, New Shares Trust Property and Unclaimed Cash Trust Property (together with any dividends, interest, proceeds of sale or any other property representing the same from time to time);

Unclaimed Cash Trust Property has the meaning given to it in clause 9.4(b) of this Agreement;

valid has the meaning given to it in the Scheme Document.

1.3	In this Agreement:

(a)	references to a person include an individual, firm, partnership, company, corporation, unincorporated body of persons and any state or state agency;

(b)	references to a natural person include his estate and personal representatives;

(c)	references to a party to this Agreement include references to the successors or assigns (immediate or otherwise) of that party;

(d)	references to the singular include the plural and vice versa and words importing one gender shall include all genders; and

(e)	references to a clause or schedule are to a clause of, or a schedule to, this Agreement, references to this Agreement include its schedules and references to a part or paragraph are to a part or paragraph of a schedule to this Agreement.

1.4	In this Agreement any reference, express or implied, to an enactment includes references to:

(a)	that enactment as re-enacted, amended, extended or applied by or under any other enactment (before or after the signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(c)	any subordinate legislation made (before or after the signature of this Agreement) under that enactment, as re-enacted, amended, extended or applied as described in paragraph (a) above or under any enactment referred to in paragraph (b) above, and enactment includes any legislation in any jurisdiction.

1.5	Clauses 1.1 to 1.4 above apply unless the contrary intention appears.

1.6	The headings in this Agreement do not affect its interpretation.

2.     COMMENCEMENT

2.1	Save as provided in clauses 3.1, 3.2, 3.3, 3.4, 3.5, 5, 6.1, 11, 12, 14, 15, 17 to 24 (inclusive) and in clause 2.2, the obligations of the parties pursuant to this Agreement shall have effect from the Effective Date.

2.2	If the Effective Date will be other than 22nd December, 2003, Drax Holdings shall upon becoming aware of the change of that date promptly notify each of the other parties to this Agreement of the other date.

3.     AGREEMENT TO ACT

3.1	The Escrow Trustee hereby agrees to act as escrow trustee in relation to the Drax Holdings Scheme.

3.2	The Escrow Trustee shall hold the Subscription Amount on trust for the purpose of paying the subscription amount for the New Shares in the capital of Drax Group in accordance with the COOIA, the Drax Holdings Scheme and this Agreement.

3.3	The Distribution Agent hereby agrees to act (for and on behalf of the Escrow Trustee) as custodian of, and as distribution agent in relation to, the Trust Property.

3.4	Each of the Escrow Trustee, the Distribution Agent, the Election Registrar, the Linked Securities Registrar, the Facility Agent, NoteCo, Drax Group, Bondholder Communications, InPower and InPower 2 covenant with each of the other parties to this Agreement to appear by counsel at the hearings to sanction the Drax Holdings Scheme to provide an undertaking in the form set out in schedule 1 to the relevant court.

3.5	Prior to the Effective Date, this Agreement shall operate as a contract entered into by way of deed between each of the parties to it other than the Eurobond Trustee. Accordingly, each of the parties to this Agreement (other than the Eurobond Trustee) acknowledges that the Eurobond Trustee will become a party to this Agreement by executing the Accession Letter on the Effective Date. Prior to its execution of the Accession Letter, no provision of this Agreement shall operate to confer any right or impose any obligation on the Eurobond Trustee and the Eurobond Trustee shall have no liabilities (before or after its accession to this Agreement) to any party to this Agreement or any third party (in relation to this Agreement) in respect of any liability suffered or incurred by any person as a result of any matter or thing that arises prior to its accession to this Agreement.

4.	DIRECTIONS IN RELATION TO THE SENIOR BONDS, THE INCLUDED EUROBOND COUPONS AND THE NON-SCHEME CONSIDERATION

4.1	The Eurobond Trustee hereby irrevocably directs each of the Escrow Trustee and the Distribution Agent:

(a)	to deal, in accordance with this Agreement, with all Scheme Consideration to which the Eurobond Trustee is entitled under the Drax Holdings Scheme;

(b)	to distribute that Scheme Consideration to the relevant Designated Recipients referred to in the valid Claim Notification Forms submitted by InPower Scheme Creditors; and

(c)	pending distribution to hold that Scheme Consideration on trust for the benefit of the Drax Holdings Scheme Creditors, in accordance with the provisions of this Agreement.

4.2	The Global Depositary hereby irrevocably directs each of the Escrow Trustee and the Distribution Agent:

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(a)	to deal, in accordance with this Agreement, with all Scheme Consideration to which the Global Depositary is entitled under the Drax Holdings Scheme;

(b)	to distribute that Scheme Consideration to the relevant Designated Recipients referred to in valid Account Holder Letters submitted by Account Holders; and

(c)	pending distribution to hold that Scheme Consideration on trust for the benefit of the Drax Holdings Scheme Creditors, in accordance with the provisions of this Agreement.

4.3	InPower 2 hereby directs each of the Escrow Trustee and the Distribution Agent to distribute all Non-Scheme Consideration received into the Escrow Trustee Account pursuant to the terms of this Agreement and (as relevant) the InPower 2 Facility Agreement, the Restructuring Fee Letters and the COOIA to the Relevant Persons (or their respective Designated Recipients) and/or the other persons entitled to receive such Non-Scheme Consideration, in each case in accordance with the provisions of this Agreement.

5.	ELECTIONS RESULTS AND SCHEME CONSIDERATION/NON-SCHEME CONSIDERATION CERTIFICATES

5.1	The Election Registrar, acting in its capacity as election registrar of the Drax Holdings Scheme (with respect to Claim Notification Forms in respect of the Drax Holdings Scheme) and in its separate capacity as election registrar of the InPower Scheme (with respect to Claim Forms in respect of the InPower Scheme) and Bondholder Communications (with respect to Account Holder Letters) will collate and process all Claim Notification Forms, Claim Forms, and Account Holder Letters received by each of them. As soon as reasonably practicable (and, in any event, by not later than 5.00 p.m. on the next Business Day after the Elections Closing Date) in the case of valid Claim Notification Forms or valid Claim Forms received by it as at the Elections Closing Date, the Election Registrar shall provide copies of all valid Claim Notification Forms or valid Claim Forms received by it (whether in its capacity as election registrar of the Drax Holdings Scheme or in its separate capacity as election registrar of the InPower Scheme) to Bondholder Communications.

5.2	On or before 2.00 p.m. on the second Business Day after the Elections Closing Date, Bondholder Communications (acting with the assistance of Drax Holdings’ professional advisers) shall determine and notify the Election Registrar (acting in its capacity as election registrar of the Drax Holdings Scheme) in writing of all of the information that the Election Registrar requires in order to be able to issue the certificate referred to in clause 5.3 (the Elections Closing Date Information).

5.3	The Election Registrar undertakes to each of the parties to this Agreement and IPR that it shall not later than 5.00 p.m. on the second Business Day after the Elections Closing Date issue a certificate to Drax Holdings (and provide a copy of such certificate to IPR, the Distribution Agent, the Escrow Trustee, InPower 2 and the Facility Agent) stating:

(a)	the amounts of the Notional A Cash-Out Funds, the IPR A Cash-Out Funds and the Actual B Cash-Out Funds;

(b)	the amount of the Actual Project Funds;

(c)	the Subscription Amount;

(d)	the principal amount of A2 Loans, A3 Loans and B Loans to be acknowledged as indebtedness owed by InPower 2 to IPR (or its designated subsidiary) on the Effective Date pursuant to the COOIA;

(e)	the number of New Shares to be issued by Drax Group to IPR (or its designated subsidiary) on the Effective Date pursuant to the COOIA;

(f)	the aggregate principal amount of A2 Debt and A3 Debt in respect of which A Cash Elections have been made or are deemed to have been made, after (if appropriate) the scaling down of such A Cash Elections;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(g)	the aggregate principal amount of B Debt in respect of which B Cash Elections have been made or are deemed to have been made, after (if appropriate) the scaling down of such B Cash Elections; and

(h)	the products of all such other formulae set out in schedule 2 of the COOIA not specified in clause 3 of the COOIA.

5.4	As soon as reasonably practicable (and, in any event, not later than 5.00 p.m. on the fourth Business Day prior to the Effective Date), in the case of valid Claim Notification Forms or valid Claim Forms received by it between the Elections Closing Date and the Claim Date (as defined in clause 8.2) the Election Registrar shall provide copies of all additional valid Claim Notification Forms and Claim Forms received by it, to Bondholder Communications solely for the purposes of it preparing a Distribution Instruction pursuant to clause 8.1. For the avoidance of doubt, no election contained in any such Claim Notification Form or Claim Form shall in any way determine the type of Scheme Consideration to which a Relevant Person (or its Designated Recipient(s)) is entitled.

5.5	As soon as reasonably practicable (and, in any event, not later than 5.00 p.m. on the third Business Day prior to the Effective Date), Bondholder Communications shall notify the Election Registrar (acting in its capacity as election registrar of the Drax Holdings Scheme) in writing of the following information (the Effective Date Information):

(a)	the principal amount of A1 Loans, A2 Loans, A3 Loans and B Loans to be acknowledged as indebtedness owed by InPower 2 to each of the Relevant Persons (or their respective Designated Recipients) on the Effective Date in the circumstances described in clause 9.1(a)(i);

(b)	the principal amount of A1 Loans, A2 Loans, A3 Loans and B Loans to be acknowledged as indebtedness owed by InPower 2 to NoteCo on the Effective Date in the circumstances described in clause 9.1(a)(ii);

(c)	the principal amount of A1 Loans, A2 Loans, A3 Loans and B Loans to be acknowledged as indebtedness owed by InPower 2 to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.1(a)(iv)(A);

(d)	the principal amount of A1 Loans, A2 Loans, A3 Loans and B Loans to be acknowledged as indebtedness owed by InPower 2 to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.1(a)(iv)(B);

(e)	the principal amount of A1 Notes and B Notes to be issued by NoteCo to each of the Relevant Persons (or their respective Designated Recipients) on the Effective Date in the circumstances described in clause 9.2(a)(i);

(f)	the principal amount of A1 Notes and B Notes to be issued by NoteCo to the common depositary for Euroclear and Clearstream on the Effective Date in the circumstances described in clause 9.2(a)(ii)(A);

(g)	the principal amount of A1 Notes and B Notes to be issued by NoteCo to the common depositary for Euroclear and Clearstream on the Effective Date in the circumstances described in clause 9.2(a)(ii)(B);

(h)	the principal amount of A1 Notes and B Notes to be issued by NoteCo to the common depositary for Euroclear and Clearstream on the Effective Date in the circumstances described in clause 9.2(a)(ii)(C);

(i)	the principal amount of A2 Notes and A3 Notes to be issued by NoteCo to each of the Relevant Persons (or their respective Designated Recipients) on the Effective Date in the circumstances described in clause 9.2(i)(i);

(j)	the principal amount of A2 Notes and A3 Notes to be issued by NoteCo to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.2(i)(ii)(A);

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(k)	the principal amount of A2 Notes and A3 Notes to be issued by NoteCo to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.2(i)(ii)(A);

(l)	the number of New Shares to be issued by Drax Group to each of the Relevant Persons (or their respective Designated Recipients) on the Effective Date in the circumstances described in clause 9.3(a)(i);

(m)	the number of New Shares to be issued by Drax Group to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.3(a)(iv)(A);

(n)	the number of New Shares to be issued by Drax Group to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.3(a)(iv)(B);

(o)	the aggregate amount of Additional Scheme Payments, Scheme Restructuring Fees, Additional Non-Scheme Payments, Non-Scheme Restructuring Fees and amounts owed in respect of the A Cash Election and/or the B Cash Election to be paid to each of the Relevant Persons (or their respective Designated Recipients) on the Effective Date in the circumstances described in clause 9.4(a)(i);

(p)	the aggregate amount of Additional Scheme Payments, Scheme Restructuring Fees, Additional Non-Scheme Payments, Non-Scheme Restructuring Fees and amounts owed in respect of the A Cash Election and/or the B Cash Election to be paid to the Escrow Trustee on the Effective Date in the circumstances described in clause 9.4(a)(ii);

(q)	the aggregate amount of Non-Scheme Consideration to be paid to each of the relevant persons (not being Relevant Persons or their Designated Recipients) in the circumstances described in clause 9.4(a)(iii);

(r)	the bank (or, if relevant, securities) account(s) to which a Distribution is to be made together with the relevant bank, Euroclear or Clearstream account name, account or identification numbers, bank name, sort code and any such other information necessary to enable the Distribution to be made;

(s)	in relation to each valid Claim Notification Form or valid Claim Form submitted to the Election Registrar or valid Account Holder Letter submitted to Bondholder Communications (in all cases) prior to the Claim Date:

(i)	(except where that Claim Form is submitted by a Hedging Bank), the aggregate amount of notional interest which would otherwise be payable to each Relevant Person (or, in each case, its Designated Recipient(s)) in respect of the period from 1st July, 2003 to the Effective Date (both dates inclusive) on the principal amount of A1 Debt and A2 Debt to which that Relevant Person is entitled (or, but for the exercise of the A Cash Election would have been entitled) had such A1 Debt and A2 Debt been issued on 1st July, 2003;

(ii)	in relation to a Claim Notification Form submitted by a Hedging Bank only, for each of its Hedging Termination Payments, the aggregate amount of notional interest which would otherwise be payable to that Hedging Bank (or its Designated Recipient) in respect of the relevant Hedging Termination Payment for the period from the relevant Hedging Termination Date to the Effective Date (both dates inclusive) on the principal amount of A1 Debt and A2 Debt to which that Hedging Bank is entitled in respect of that Hedging Termination Payment (or, but for the exercise of the A Cash Election would have been entitled) had such A1 Debt and A2 Debt been issued on the relevant Hedging Termination Date;

(iii)	if the Effective Date occurs prior to 31st December, 2003, the aggregate amount of interest which is payable to each Relevant Person (or its Designated Recipient(s)) in respect of the period from the day following the Effective Date to 31st December, 2003 (both dates inclusive) on the principal amount of A1 Debt and A2 Debt to which that Relevant Person is entitled;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(iv)	in relation to each Claim Notification Form submitted by an InPower Scheme Creditor only, the aggregate amount to be paid to its Designated Recipient which is equal to 0.25 per cent. of the pro rata entitlement of that InPower Scheme Creditor to the principal amount outstanding under the Bank Facility (immediately prior to the Effective Date);

(v)	in relation to each Account Holder Letter submitted by an Account Holder or Claim Notification Form submitted by a Definitive Holder only, the aggregate amount to be paid to the Designated Recipient specified in each such Account Holder Letter or Claim Notification Form which is equal to 0.25 per cent. of the pro rata entitlement of the relevant Senior Bondholder or Definitive Holder to the principal amount outstanding under the Senior Bonds (immediately prior to the Effective Date);

(vi)	in relation to a Claim Notification Form submitted by a Hedging Bank only, the aggregate amount to be paid to that Hedging Bank (or its relevant Designated Recipient) which is equal to 0.25 per cent. of the pro rata entitlement of that Hedging Bank to the aggregate of the Hedging Termination Payments;

(t)	the aggregate amount of notional interest which would otherwise be payable to the Relevant Persons (or their Designated Recipient(s)) (except for Hedging Banks) in respect of the period from 1st July, 2003 to the Effective Date (both dates inclusive) on the principal amount of A1 Debt and A2 Debt to which such Relevant Persons (other than Hedging Banks) are entitled (or, but for the exercise of the A Cash Election, would have been entitled) had such A1 Debt and A2 Debt been issued on 1st July, 2003, less the aggregate of the amounts referred to in clause 5.5(s)(i);

(u)	the aggregate amount of notional interest which would otherwise be payable to the Hedging Banks (or their Designated Recipients) in respect of the period from the relevant Hedging Termination Date to the Effective Date (both dates inclusive) on the principal amount of A1 Debt and A2 Debt to which those Hedging Banks are entitled (or, but for the exercise of the A Cash Election, would have been entitled) had such A1 Debt and A2 Debt been issued on the relevant Hedging Termination Date, less the aggregate of the amounts referred to in clause 5.5(s)(ii);

(v)	if the Effective Date occurs prior to 31st December, 2003, the aggregate amount of interest which is payable to the Relevant Persons (or their Designated Recipients) on the principal amount of A1 Debt and A2 Debt to which such Relevant Persons are entitled in respect of the period from the day following the Effective Date to 31st December, 2003 (both dates inclusive), less the aggregate of the amounts referred to in clause 5.5(s)(iii);

(w)	the amount which is equal to 0.25 per cent. of the principal amount outstanding under the Bank Facility (immediately prior to the Effective Date) to be paid to the Facility Agent to be distributed in such manner as may be agreed between the members of the Bank Steering Committee;

(x)	the amount which is equal to 0.25 per cent. of the principal amount outstanding under the Senior Bonds (immediately prior to the Effective Date) to be paid at the order of the Ad Hoc Bond Committee, direct to Senior Bondholders and Definitive Holders pro rata to their then outstanding debt;

(y)	the amount which is equal to 0.25 per cent. of the aggregate of the Hedging Termination Payments of Hedging Banks that are members of the Hedging Bank Steering Committee and the Restructured Hedging Amount (immediately prior to the Hedging Termination Date) to be paid to Barclays Bank plc to be distributed to the members of the Hedging Bank Steering Committee in such manner as may be agreed between such members;

(z)	if the Effective Date occurs prior to 31st December, 2003, in respect of IPR (or its designated subsidiary), the amount which is equal to the amount of interest payable on the A2 Debt (to be acknowledged as indebtedness owing to it (or its designated subsidiary) pursuant to the terms of the COOIA) from (and including) the day following the Effective Date to (and including) 31st December, 2003.

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5.6	In the event that the Effective Date occurs after 31st December, 2003 an amount equal to interest paid (i) to the Paying Agent under the Senior Bonds between the Posting Date and 31st December, 2003 and (ii) to the Eurobond Trustee under the Eurobond Coupons (less amounts received by Drax Power or Drax Opco under the Drax Harich Swap between the Posting Date and 31st December, 2003) shall be deducted from the relevant amounts due under clauses 5.5(s)(i) and 5.5(t).

5.7	In the event that the Effective Date occurs after 31st December, 2003, interest paid to the Hedging Banks as contemplated by the Hedging Bank Agreement shall be deducted from the relevant amounts due under clauses 5.5(s)(ii) and 5.5(u) of this Agreement.

5.8	If in accordance with the Restructuring Date Waterfall cash is available to pay interest on the A3 Debt, such cash shall be applied pro rata to the principal amount of A3 Debt to which a Relevant Person (or its Designated Recipient(s)) or IPR (or its designated subsidiary) or other holder of the A3 Debt is entitled in respect of the period from 1st July to the later of (a) 31st December, 2003 and (b) the Effective Date.

5.9	As soon as reasonably practicable in the case of valid Claim Notification Forms or valid Claim Forms received by it after the Claim Date, the Election Registrar shall provide copies of all additional valid Claim Notification Forms or valid Claim Forms received by it (whether acting in its capacity as election registrar of the Drax Holdings Scheme or in its separate capacity as election registrar of the InPower Scheme) to Bondholder Communications solely for the purposes of preparing a Distribution Instruction pursuant to clause 8.1. For the avoidance of doubt, no election contained in any such Claim Notification Form or Claim Form shall in any way determine the type of Scheme Consideration to which a Relevant Person (or its Designated Recipient(s)) is entitled.

5.10	In the case of each valid Claim Notification Form, Claim Form or Account Holder Letter submitted to it after the Claim Date, Bondholder Communications shall as soon as reasonably practicable notify the Election Registrar (acting in its capacity as election registrar of the Drax Holdings Scheme) in writing of the following information (the Post Effective Date Information):

(a)	the principal amount of A1 Loans, A2 Loans, A3 Loans and B Loans in respect of which the circumstances described in clauses 9.1(c)(i) or (ii) (as relevant) shall apply;

(b)	the principal amount of A1 Notes and B Notes in respect of which the circumstances described in clauses 9.2(g)(i), (ii) or (iii) (as relevant) shall apply;

(c)	the principal amount of A2 Notes and A3 Notes in respect of which the circumstances described in clauses 9.2(m)(i), or (ii) (as relevant) shall apply;

(d)	the number of New Shares in respect of which the circumstances described in clauses 9.3(d)(i) or (ii) (as relevant) shall apply;

(e)	the aggregate of the amounts of Additional Scheme Payments, Scheme Restructuring Fees, Additional Non-Scheme Payments, Non-Scheme Restructuring Fees and amounts owed in respect of the A Cash Election and/or the B Cash Election in respect of which the circumstances described in clause 9.4(c) shall apply;

(f)	the bank (or, if relevant, securities) account(s) to which the Distribution is to be made together with the relevant bank, Euroclear or Clearstream account name, account or identification numbers, bank name, sort code and any such other information necessary to enable the Distribution to be made;

(g)	the amount of fractions that would be distributed to each Designated Recipient in respect of a Restructuring Loan, Restructuring Note or New Share but for clause 5.13.

5.11	In preparing the certificate referred to in clause 5.3 and any Distribution Instruction, the Election Registrar shall be entitled to rely solely on the Elections Closing Date Information, the Effective Date Information or the Post-Effective Date Information (as appropriate) provided to it by Bondholder Communications and shall be under no obligation to verify the accuracy of such information.

5.12	In taking any action under this clause 5, Bondholder Communications shall be entitled to rely solely on the determination of the Election Registrar (acting in its capacity as election registrar of the Drax

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Holdings Scheme and in its separate capacity as election registrar of the InPower Scheme) as to the validity of any Claim Notification Form or Claim Form provided by the Election Registrar to Bondholder Communications and shall be under no obligation to verify the accuracy of such determination.

5.13	In preparing the Effective Date Information and the Post-Effective Date Information, in any case where a Distribution would require the distribution of a fraction of a Restructuring Loan, Restructuring Note, or New Share, Bondholder Communications shall apply the same principles with respect to fractional entitlements as are set out in clauses 19 and 20 of the Drax Holdings Scheme.

6.	ESTABLISHMENT OF, AND PAYMENT OF CASH INTO, THE ESCROW TRUSTEE ACCOUNT

6.1	As soon as reasonably practicable after the date of this Agreement and in any event before the Effective Date, the Escrow Trustee undertakes to each of the parties to this Agreement and IPR that it shall establish the Escrow Trustee Account and such account shall be designated by the Escrow Trustee as a trust account. The Escrow Trustee shall provide to Drax Holdings, InPower 2, Drax Group, NoteCo, the Distribution Agent, IPR and the Facility Agent prompt written confirmation of the establishment of the Escrow Trustee Account (which shall include full details of the account).

6.2	Drax Holdings shall calculate the Available Project Funds in accordance with the Restructuring Date Waterfall and procure that all cash (including amounts standing to the credit of the Cash Cover Account) held by Drax Holdings and its subsidiary undertakings prior to the Effective Date is applied in accordance with such Restructuring Date Waterfall.

6.3	IPR has agreed to pay the IPR A Cash-Out Funds and the Actual B Cash-Out Funds into the IPR Nominated Account in accordance with and subject to the terms of the COOIA in consideration for which it shall receive (among other things) that number of A2 Loans, A3 Loans, B Loans and New Shares referred to in clauses 5.3(d) and (e) together with the IPR Interest Payment (if relevant).

6.4	Drax Holdings shall pay on the Effective Date an amount equal to the amounts referred to in clauses 5.3(b) and clauses 5.5(s)(i), (ii), (iv) to (vi) (inclusive), 5.5(t) and 5.5(u) (Drax Holdings Scheme Funds) into the InPower 2 Account.

6.5	Drax Holdings shall pay on the Effective Date an amount equal to the aggregate of the amounts referred to in clauses 5.5(s)(iii), 5.5(v) to (z) (inclusive) and clause 5.8 (the Drax Holdings Non-Scheme Funds) into the InPower 2 Account.

6.6	Drax Holdings shall pay on the Effective Date an amount equal to the Subscription Amount into the InPower 2 Account.

6.7	Subject to receipt of:

(a)	the IPR A Cash-Out Funds and/or the Actual B Cash-Out Funds (as the case may be) into the IPR Nominated Account, InPower 2 shall procure that the IPR A Cash-Out Funds and/or the Actual B Cash-Out Funds (as the case may be) are transferred immediately to the Escrow Trustee Account to be held on separate bare trust by the Escrow Trustee absolutely (as to capital) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common and distributed in accordance with clauses 9.4(a)(i), (ii) and 9.4(c);

(b)	the Drax Holdings Scheme Funds into the InPower 2 Account, InPower 2 shall procure that the Drax Holdings Scheme Funds are transferred immediately to the Escrow Trustee Account to be held on separate bare trust by the Escrow Trustee absolutely (as to capital) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common and distributed in accordance with clauses 9.4(a)(i), (ii) and 9.4(c);

(c)	the Drax Holdings Non-Scheme Funds into the InPower 2 Account, InPower 2 shall procure that the Drax Holdings Non-Scheme Funds are transferred immediately to the Escrow Trustee Account to be held on separate bare trust by the Escrow Trustee absolutely (as to capital) for the relevant Drax Holdings Scheme Creditors and other persons entitled to receive the same under the terms of

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the InPower 2 Facility Agreement, the Restructuring Fee Letters and the COOIA (as relevant) as beneficial tenants in common and distributed in accordance with (as relevant) clauses 9.4(a)(i) to (iii) (inclusive);

(d)	the Subscription Amount into the InPower 2 Account, InPower 2 shall procure that the Subscription Amount is transferred immediately to the Escrow Trustee Account to be held on trust by the Escrow Trustee to pay the subscription monies for the New Shares in accordance with the terms of the Drax Holdings Scheme and the COOIA and pending such payments on trust for the relevant persons entitled to receive New Shares (in proportion to their respective entitlements),

(together, the Cash Trust Property). The Escrow Trustee hereby declares that it shall hold the Cash Trust Property in accordance with the trusts referred to in this clause 6.7.

6.8	The Distribution Agent (as custodian for the Escrow Trustee) shall, promptly after receipt of funds into the Escrow Trustee Account, provide to InPower 2, separate acknowledgements of receipt for each of the amounts transferred into the Escrow Trustee Account pursuant to clauses 6.7(a) to (d) (inclusive).

6.9	The Escrow Trustee undertakes to each of the parties to this Agreement and IPR that it shall maintain records of all dealings with the funds held in or paid into the Escrow Trustee Account and shall make the records (or copies of the records) available to Drax Holdings, IPR, InPower 2 and the Distribution Agent at all reasonable times upon request.

6.10	Subject to receipt of the relevant Cash Trust Property into the Escrow Trustee Account, the Escrow Trustee undertakes to each of the parties to this Agreement and IPR that it shall pay, distribute or procure the distribution of the following amounts in the manner specified in clauses 7, 8 and 9:

(a)	such amounts to the relevant Designated Recipients as are equal to the proportion of their respective entitlements to the Actual A Cash-Out Funds under the Drax Holdings Scheme;

(b)	such amounts to the relevant Designated Recipients as are equal to the proportion of their respective entitlements to the Actual B Cash-Out Funds under the Drax Holdings Scheme;

(c)	an amount equal to the Subscription Amount to Drax Group in consideration for the issue of the New Shares under the Drax Holdings Scheme and clause 9.3 of this Agreement;

(d)	such amounts to the relevant Designated Recipients as are equal to the proportion of their respective entitlements to the Scheme Restructuring Fees under the Drax Holdings Scheme;

(e)	such amounts to the relevant Designated Recipients as are equal to the proportion of their respective entitlements to the Additional Scheme Payments under the Drax Holdings Scheme;

(f)	such amounts to the relevant Designated Recipients and other relevant persons as are equal to the proportion of their respective entitlements to the Non-Scheme Restructuring Fees under the Restructuring Fee Letters;

(g)	such amounts to the relevant Designated Recipients and other relevant persons as are equal to the proportion of their respective entitlements to the Additional Non-Scheme Payments under the InPower 2 Facility Agreement; and

(h)	(if relevant) an amount equal to the IPR Interest Payment to be paid to the bank account notified by IPR to the Escrow Trustee.

6.11	It is agreed that in respect of any Distribution under this Agreement:

(a)	the Election Registrar (acting for and on behalf of the Escrow Trustee) shall have authority to give instructions to the Distribution Agent, the Facility Agent, InPower 2, NoteCo and Drax Group (as relevant) in order to give effect to the Drax Holdings Scheme and this Agreement; and

(b)	each of the Distribution Agent, the Facility Agent, InPower 2, NoteCo and Drax Group is and is hereby irrevocably authorised to take any action which the Election Registrar may instruct for the purposes of the Drax Holdings Scheme and this Agreement.

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APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

6.12	The entity with which the Escrow Trustee Account is held may only be changed if the Escrow Trustee is directed to make such a change by Drax Holdings (acting in the best interests of the Drax Holdings Scheme Creditors) and IPR and if Drax Holdings (acting in the best interests of the Drax Holdings Scheme Creditors) and IPR do make such a direction, the Distribution Agent shall use all reasonable efforts to assist in that change.

6.13	Neither the Escrow Trustee nor the Distribution Agent shall have, and each of them shall procure that none of their respective delegates shall have, any right of indemnity, set off or any other right whatsoever to apply the Trust Property or any of it in discharge or satisfaction of any cost, right of reimbursement, expense, loss or other liability of the Escrow Trustee or, as the case may be, the Distribution Agent, and all such rights are hereby released by the Escrow Trustee and the Distribution Agent whether arising by virtue of operation of law, statute or otherwise.

7.	TRANSFER OF SUBSCRIPTION AMOUNT

On the Effective Date, subject to receipt of such funds into the Escrow Trustee Account, the Distribution Agent (as custodian for the Escrow Trustee) shall transfer an amount equal to the Subscription Amount to the Drax Group Subscription Account by electronic bank transfer.

8.	DISTRIBUTION INSTRUCTIONS

8.1	On or before 10.00 a.m. on the second Business Day prior to the Effective Date (in the case of Distributions to be made on the Effective Date) but in all other cases as soon as reasonably practicable after receipt by the Election Registrar of the information to be provided by Bondholder Communications in accordance with clause 5.10, the Election Registrar (acting in its capacity as election registrar of the Drax Holdings Scheme) undertakes to each of the parties to this Agreement and IPR that it shall issue instructions (each, a Distribution Instruction) to the Distribution Agent, the Escrow Trustee, InPower 2, the Facility Agent, NoteCo and/or Drax Group (as relevant) (and provide a copy of such Distribution Instruction to IPR and Drax Holdings), setting out:

(a)	the Effective Date Information and the relevant parts of the Elections Closing Date Information in respect of all Distributions to be made on the Effective Date;

(b)	the Post Effective Date Information in respect of all Distributions to be made after the Effective Date (in respect of valid Claim Notification Forms or valid Claim Forms submitted after the Claim Date);

8.2	Subject to clause 8.4 and the issue of a Distribution Instruction in respect of a valid Claim Notification Form or valid Claim Form submitted to the Election Registrar or a valid Account Holder Letter submitted to Bondholder Communications by 5.00 p.m. on the date falling five Business Days prior to the Effective Date (the Claim Date), a Distribution shall be made by the Distribution Agent (as custodian for the Escrow Trustee), InPower 2, the Facility Agent, NoteCo and/or Drax Group (as relevant) to the relevant Designated Recipient(s) on the Effective Date. The Distribution Agent shall not be in breach of any obligation to make a Distribution on a specified date if a valid transfer instruction for that Distribution has been issued by the next following Business Day.

8.3	Subject to clause 8.4, in respect of a valid Claim Notification Form or a valid Claim Form submitted to the Election Registrar or a valid Account Holder Letter submitted to Bondholder Communications after the Claim Date, a Distribution shall be made by the Distribution Agent (as custodian for the Escrow Trustee) to the relevant Designated Recipient as soon as reasonably practicable following the date on which the Election Registrar issues a Distribution Instruction.

8.4	It is hereby agreed and the Escrow Trustee is hereby directed that in relation to a valid Claim Notification Form or a valid Claim Form submitted to the Election Registrar or a valid Account Holder Letter submitted to Bondholder Communications by a Relevant Person who is (or whose Designated Recipient(s) is (or, in the case of an Account Holder only, its relevant Senior Bondholder is)) not an Eligible Person, the Scheme Consideration comprising of Restructuring Loans and/or Restructuring Notes

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APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

and, if appropriate, New Shares to which it would otherwise have been entitled shall be sold and the net proceeds of sale (after deduction of all relevant fees and expenses relating to that sale) shall be distributed in accordance with the provisions of clause 9.5(b).

8.5	The Distribution Agent hereby covenants and undertakes to each of the other parties to this Agreement that subject to receipt of the relevant Distribution Instructions it shall issue not less than three hundred cash transfer instructions on each of the Effective Date and the Business Day next following the Effective Date (assuming that Distribution Instructions necessitating such number of transfer instructions have been received) in order to effect the Distributions to be made on the Effective Date in accordance with the terms of the Drax Holdings Scheme and this Agreement provided that if the Cash Trust Property is received into the Escrow Trustee Account after 11.00 a.m. on the Effective Date but before 1.00 p.m. on the Effective Date, the Distribution Agent shall not be obliged to issue more than one hundred cash transfer instructions on the Effective Date.

9.	DISTRIBUTIONS UNDER THE DRAX HOLDINGS SCHEME

9.1	Restructuring Loans

(a)	In accordance with the relevant Distribution Instructions, on the Effective Date:

(i)	in respect of each Relevant Person who:

(A)	completed and returned a valid Claim Notification Form prior to (I) in the case of a Definitive Holder or an Account Holder, the Elections Closing Date or (II) in the case of a Hedging Bank or an InPower Scheme Creditor, the Claim Date; and

(B)	elected (or, in the case of the Hedging Banks and InPower Scheme Creditors only, is deemed to have elected) for its Designated Recipient(s) to be entitled to repayment of Restructuring Loans; and

(C)	is an Eligible Person and its relevant Designated Recipient is (and in the case of an Account Holder only, its relevant Senior Bondholder is) an Eligible Person,

the Facility Agent undertakes to IPR and each of the parties to this Agreement that it shall execute the InPower 2 Facility Agreement and the InPower 2 Intercreditor and Security Trust Deed on the relevant Designated Recipient’s behalf as the person entitled to repayment of such Restructuring Loans and, if relevant, sign the Shareholders’ Agreement on the relevant Designated Recipient’s behalf as the owner of the relevant number of New Shares to which it is entitled under the Drax Holdings Scheme;

(ii)	NoteCo undertakes to IPR and each of the parties to this Agreement that it shall execute the InPower 2 Facility Agreement and the InPower 2 Intercreditor and Security Trust Deed in respect of the Restructuring Loans to which it shall be entitled to repayment of as a consequence of Designated Recipients being entitled to receive Restructuring Notes;

(iii)	to the extent relevant, IPR has agreed, in accordance with the COOIA, to execute or to procure that its relevant designated subsidiary executes the InPower 2 Facility Agreement and the InPower 2 Intercreditor and Security Trust Deed in relation to the A2 Loans, A3 Loans and B Loans (if any) which it (or its relevant designated subsidiary) shall be entitled to repayment of and, if relevant, the Shareholders’ Agreement in respect of the New Shares (if any) to be issued to it (or its relevant designated subsidiary);

(iv)	the Escrow Trustee undertakes to IPR and each of the parties to this Agreement that it shall sign the InPower 2 Facility Agreement, the InPower 2 Intercreditor and Security Trust Deed and, if relevant, the Shareholders’ Agreement in respect of:

(A)	InPower Scheme Creditors or Hedging Banks that failed to complete and return a valid Claim Notification Form prior to the Claim Date; and

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APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(B)	Relevant Persons who completed and returned a valid Claim Notification Form prior to (I) in the case of a Definitive Holder or an Account Holder, the Elections Closing Date or (II) in the case of a Hedging Bank or an InPower Scheme Creditor, the Claim Date, and (in each case) whose Designated Recipient(s) would otherwise be entitled to receive Restructuring Loans but for the fact that such Relevant Persons (or their respective relevant Designated Recipients or in the case of Account Holders only, the relevant Senior Bondholders) are not Eligible Persons;

(v)	the Facility Agent undertakes to IPR and each of the parties to this Agreement that it shall, as applicable, record the respective interests of IPR (or its designated subsidiary), NoteCo, the Escrow Trustee and the relevant Designated Recipients in schedule 1 to the InPower 2 Facility Agreement;

(vi)	the Facility Agent undertakes to IPR and each of the parties to this Agreement that it shall establish a register of Restructuring Loans to record all transfers of Restructuring Loans and InPower 2 (together with any relevant members of the Drax Holdings group) shall execute the InPower 2 Facility Agreement, and the InPower 2 Intercreditor and Security Trust Deed; and

(vii)	Drax Group undertakes to IPR and each of the parties to this Agreement that it shall execute the Shareholders’ Agreement.

(b)	The Escrow Trustee hereby declares that it shall:

(i)	hold the rights attaching to the Restructuring Loans referred to in clause 9.1(a)(iv)(A) (together with any accrued interest paid in respect of those Restructuring Loans pursuant to the InPower 2 Facility Agreement) subject to clause 9.1(c)(ii), on separate bare trust absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and deal with those rights in accordance with the provisions of clause 9.1(c);

(ii)	hold the rights attaching to the Restructuring Loans referred to in clause 9.1(a)(iv)(B) above on separate trust for sale absolutely (as to income and capital) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and deal with those rights in accordance with the provisions of clauses 8.4 and 9.5(b),

(together, the Restructuring Loans Trust Property).

(c)	Upon receipt after the Claim Date of a valid Claim Notification Form from an InPower Scheme Creditor or a Hedging Bank confirming that:

(i)	it is (and, its relevant Designated Recipient is) an Eligible Person,

(A)	the Escrow Trustee shall complete a Transfer Certificate in respect of the principal amount of Restructuring Loans held by the Escrow Trustee on bare trust under clause 9.1(b)(i) for that Designated Recipient; and

(B)	the Facility Agent shall execute the Transfer Certificate on behalf of that Designated Recipient;

(ii)	it is (or its relevant Designated Recipient is) not an Eligible Person, the provisions of clauses 8.4 and 9.5(b) shall apply.

9.2	Restructuring Notes

(a)	In accordance with the relevant Distribution Instructions, on the Effective Date:

(i)	in respect of each Relevant Person who:

(A)	completed and returned a valid Claim Notification Form prior to (I) in the case of a Hedging Bank or an InPower Scheme Creditor, the Elections Closing Date or (II) in the case of a Definitive Holder or an Account Holder, the Claim Date; and

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APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(B)	elected (or in the case of an Account Holder or Definitive Holder only, is deemed to have elected) for its Designated Recipient(s) to receive A1 Notes and/or B Notes; and

(C)	is and its relevant Designated Recipient is (and in the case of an Account Holder only, its relevant Senior Bondholder is) an Eligible Person; and

(D) I.	is or its relevant Designated Recipient is, (or in the case of an Account Holder only, its relevant Senior Bondholder is) an “IAI”; or

II.	is not and, its relevant Designated Recipient is not (and in the case of an Account Holder only, its relevant Senior Bondholder is not) an “IAI” but has elected for its Designated Recipient(s) to receive its A1 Notes and B Notes in definitive registered form,

(subject to NoteCo becoming entitled to repayment of the A1 Loans and B Loans in accordance with the provisions of clause 9.1(a)(ii)) NoteCo shall issue the A1 Notes and B Notes to the relevant Designated Recipient(s) in definitive registered form;

(ii)	in respect of:

(A)	each Relevant Person who (I) completed and returned a valid Claim Notification Form prior to (x) in the case of a Hedging Bank or an InPower Scheme Creditor, the Elections Closing Date or (y) in the case of an Account Holder, the Claim Date positively electing for its Designated Recipient(s) to receive A1 Notes and/or B Notes submitted to a securities account at Euroclear or Clearstream; (II) is (and its relevant Designated Recipient is (and in the case of an Account Holder only, its relevant Senior Bondholder is)) an Eligible Person; and (III) confirms it is not and its relevant Designated Recipient is not (and, in the case of an Account Holder only, its relevant Senior Bondholder is not) an “IAI”;

(B)	each Account Holder and Definitive Holder who fails to complete and return a valid Claim Notification Form prior to the Elections Closing Date (and who is therefore deemed to have elected to receive A1 Notes and (if applicable) B Notes (in respect of any B Notes to which it becomes entitled by virtue of the scaling down of the B Cash Elections)); or

(C)	each Relevant Person who (I) completed and returned a valid Claim Notification Form prior to (x) in the case of a Hedging Bank or an InPower Scheme Creditor, the Elections Closing Date or (y) in the case of a Definitive Holder or an Account Holder, the Claim Date; (II) confirmed that neither it (nor its relevant Designated Recipient, or in the case of an Account Holder only, its relevant Senior Bondholder) is an “IAI”; (III) confirms that either it (or its relevant Designated Recipient (or, in the case of an Account Holder only, its relevant Senior Bondholder)) is not an Eligible Person; and (IV) either elects for its Designated Recipient(s) to receive A1 Notes and/or B Notes or such person becomes entitled to receive B Notes, by virtue of the scaling down of the B Cash Election,

(subject to NoteCo becoming entitled to repayment of A1 Loans and B Loans in accordance with the provisions of clause 9.1(a)(ii)) NoteCo shall issue the remaining A1 Notes and B Notes to the common depositary for Euroclear and Clearstream.

(b)	The Restructuring Notes Registrar shall register the common depositary for Euroclear and Clearstream and each relevant Designated Recipient specified in the Claim Notification Forms referred to in clause 9.2(a)(i) as holders of such A1 Notes and B Notes, in the registers of A1 Notes and B Notes.

(c)	The Distribution Agent’s account at Euroclear (the Drax Holdings Notes Escrow Account) will be credited with interests in the A1 Notes and B Notes:

(i)	in respect of which no Designated Recipients have been nominated on or before the Claim Date in the circumstances set out in clause 9.2(a)(ii)(B);

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APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(ii)	to which the Designated Recipient(s) of a Relevant Person referred to in clause 9.2(a)(ii)(C) would otherwise have been entitled pending sale of such A1 Notes and B Notes, in accordance with the provisions of clauses 8.4 and 9.5(b).

(d)	The relevant Designated Recipient’s account at Euroclear or, if appropriate, Clearstream of each of the Relevant Persons referred to in clause 9.2(a)(ii)(A) shall be credited with its respective entitlement to receive A1 Notes and/or B Notes.

(e)	The Distribution Agent shall hold all of the A1 Notes and, if relevant, B Notes credited to the Drax Holdings Notes Escrow Account in accordance with clause 9.2(c) as custodian for the Escrow Trustee, who as the underlying holder hereby declares that it shall subject to clause 9.2(g)(iii) hold such A1 Notes and, if relevant, B Notes (together with any accrued interest paid in respect of those A1 Notes and, if relevant, B Notes) subject to clause 9.2(g)(iii), on separate bare trust absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and distribute them in accordance with clause 9.2(g) (or as the case may be, clauses 8.4 and 9.5(b)) (A1/B Notes Trust Property).

(f)	The Restructuring Notes Registrar shall despatch the certificates to be issued to the relevant Designated Recipients referred to in clause 9.2(a)(i) and clauses 9.2(g)(i) and (ii) by ordinary uninsured post.

(g)	Upon receipt after the Claim Date of a valid Claim Notification Form from an Account Holder or Definitive Holder referred to in clause 9.2(a)(ii)(B) confirming that:

(i)	it is (and, its relevant Designated Recipient is and, in the case of an Account Holder only, its relevant Senior Bondholder is) an Eligible Person and none of them is an “IAI”,

the Distribution Agent shall instruct Euroclear to (I) transfer the relevant principal amount of A1 Notes and/or, if relevant, B Notes from the Drax Holdings Notes Escrow Account to the Euroclear or Clearstream account of the relevant Designated Recipient who has elected to receive its A1 Notes and, if relevant, B Notes at a Euroclear or Clearstream account or (II) follow the procedure set out in clause 9.2(g)(ii) below for each such Designated Recipient who has elected to receive its A1 Notes and/or, if relevant, B Notes in definitive registered form;

(ii)	it is (and, its relevant Designated Recipient is and, in the case of an Account Holder only, its relevant Senior Bondholder is) an Eligible Person but one or more of them is an “IAI”,

the Distribution Agent shall instruct Euroclear to transfer the relevant principal amount of A1 Notes and/or, if relevant, B Notes from the Drax Holdings Notes Escrow Account and instruct the Restructuring Notes Registrar to issue the relevant principal amount of A1 Notes and/or, if relevant, B Notes to the relevant Designated Recipient in definitive registered form in accordance with the provisions for making such transfers set out in the trust deed constituting such A1 Notes and B Notes (the Restructuring Notes Trust Deed);

(iii)	it is (or, its relevant Designated Recipient is or, in the case of an Account Holder only, its relevant Senior Bondholder is) not an Eligible Person,

the Escrow Trustee shall from such time hold the A1/B Notes Trust Property on trust for sale absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and the provisions of clause 8.4 and clause 9.5(b) shall apply.

(h)	The Escrow Trustee hereby instructs the Distribution Agent to carry out all of its obligations under clauses 9.2(c), (e) and (g) and agrees that the Distribution Agent shall require no further authorisation from it to do so.

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(i)	In accordance with the relevant Distribution Instructions, on the Effective Date:

(i)	in respect of each Relevant Person who:

(A)	completed and returned a valid Claim Notification Form prior to (I) in the case of a Hedging Bank or an InPower Scheme Creditor, the Elections Closing Date or (II) in the case of a Definitive Holder or an Account Holder, the Claim Date;

(B)	elected (or, in the case of an Account Holder or Definitive Holder only (in respect of any A2 Debt and A3 Debt to which its relevant Designated Recipient becomes entitled by virtue of the scaling down of the A Cash Elections), is deemed to have elected) to receive A2 Notes and A3 Notes; and

(C)	is an Eligible Person and its relevant Designated Recipient is (and in the case of an Account Holder only, its relevant Senior Bondholder is) an Eligible Person,

(subject to NoteCo becoming entitled to repayment of the A2 Loans and A3 Loans in accordance with the provisions of clause 9.1(a)(ii)) NoteCo shall issue the A2 Notes and A3 Notes to the Designated Recipients in definitive registered form;

(ii)	in respect of:

(A)	each Account Holder or Definitive Holder who failed to complete and return a valid Claim Notification Form prior to the Claim Date (and who in respect of any A2 Debt and A3 Debt to which it becomes entitled by virtue of the scaling down of the A Cash Elections is deemed to have elected to receive A2 Notes and A3 Notes); and

(B)	each Relevant Person (I) who completed and returned a valid Claim Notification Form prior to (x) in the case of a Hedging Bank or an InPower Scheme Creditor, the Elections Closing Date or (y) in the case of a Definitive Holder or an Account Holder, the Claim Date; but (II) it (or its Designated Recipient(s) or, in the case of an Account Holder only, its relevant Senior Bondholder) is not an Eligible Person; and (III) either elected to receive A2 Notes and A3 Notes or becomes entitled by virtue of the scaling down of the A Cash Elections,

(subject to NoteCo becoming entitled to a repayment of the A2 Loans and A3 Loans in accordance with the provisions of clause 9.1(a)(ii)) NoteCo shall issue all of the remaining A2 Notes and A3 Notes to the Escrow Trustee.

(j)	The Linked Securities Registrar shall record the respective interests of each of the relevant Designated Recipients (referred to in the relevant Claim Notification Forms referred to in clauses 9.2(i)(i) and (m)(i)) and the Escrow Trustee (in respect of its interests referred to in clauses 9.2(i)(ii) and (m)(i)) in the registers of A2 Notes and A3 Notes.

(k)	The Linked Securities Registrar shall despatch the certificates to be issued to the relevant Designated Recipients and the Escrow Trustee in accordance with the provisions of clauses 9.2(i)(i) and 9.2(m)(i) by ordinary uninsured post and to the Escrow Trustee (in accordance with the provisions of clause 9.2(i)(ii)) by hand on the Effective Date.

(l)	The Escrow Trustee hereby declares that it shall hold the A2 Notes and A3 Notes issued to it:

(i)	in accordance with the provisions of clause 9.2(i)(ii)(A) (together with any accrued interest in respect of those A2 Notes and A3 Notes) subject to clause 9.2(m)(ii) on separate bare trust absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlement under the Drax Holdings Scheme and distribute them in accordance with clause 9.2(m);

(ii)	in accordance with the provisions of clause 9.2(i)(ii)(B) on separate trust for sale absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in

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common in proportion to their respective entitlement under the Drax Holdings Scheme and deal with them in accordance with the provisions of clauses 8.4 and 9.5(b),

        (together, the A2/A3 Notes Trust Property).

(m)	Upon receipt after the Claim Date of a valid Claim Notification Form from an Account Holder or Definitive Holder referred to in clause 9.2(i)(ii)(A) above confirming that:

(i)	it (and its relevant Designated Recipient and, in the case of an Account Holder only, its relevant Senior Bondholder) is an Eligible Person, the Distribution Agent shall (as custodian for the Escrow Trustee):

(A)	surrender the certificates that the Escrow Trustee holds in respect of the relevant number of A2 Notes and A3 Notes to be distributed to such Account Holder’s or Definitive Holder’s Designated Recipient(s), to the Linked Securities Registrar;

(B)	instruct the Linked Securities Registrar to update the registers of A2 Notes and A3 Notes to record the revised holding of A2 Notes and A3 Notes of the Escrow Trustee and the Designated Recipient(s) as the holder of the relevant number of such A2 Notes and A3 Notes; and

(C)	instruct the Linked Securities Registrar to issue new certificates for the relevant number of A2 Notes and A3 Notes held by the relevant Designated Recipient to the Designated Recipient(s) and, if relevant, issue a certificate to the Escrow Trustee in respect of the balance of the A2 Notes and A3 Notes held by the Escrow Trustee;

(ii)	it (or its relevant Designated Recipient or, in the case of an Account Holder only, its relevant Senior Bondholder) is not an Eligible Person, the Escrow Trustee shall from such time hold the A2/A3 Notes Property on trust for sale absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and the provisions of clauses 8.4 and 9.5(b) shall apply.

(n)	The Escrow Trustee hereby instructs the Distribution Agent to carry out all its obligations under clause 9.2(m) and agrees that the Distribution Agent shall require no further authorisation to do so.

9.3	Shares

(a)	In accordance with the relevant Distribution Instructions, on the Effective Date, subject to receipt of the Subscription Amount in accordance with clause 7, Drax Group undertakes to IPR and each of the parties to this Agreement that it shall allot and issue the New Shares to:

(i)	each Designated Recipient who has received A3 Notes;

(ii)	each Designated Recipient who has received A3 Loans, subject to it having executed the Shareholders’ Agreement;

(iii)	IPR (or its designated subsidiary) in respect of any New Shares to which it is entitled under the COOIA as a consequence of its (or its designated subsidiary’s) holding of A3 Loans;

(iv)	the Escrow Trustee in respect of New Shares that:

(A)	would otherwise have been issued to a Designated Recipient had a valid Claim Notification Form been completed and returned prior to the Claim Date; or

(B)	cannot be issued to a relevant Designated Recipient because either the applicable Relevant Person, its Designated Recipient(s) (or in the case of an Account Holder only, its relevant Senior Bondholder) is not an Eligible Person.

(b)	The Escrow Trustee hereby declares that it shall hold:

(i)	the New Shares issued to it in accordance with clause 9.3(a)(iv)(A) (together with any dividends in respect of those New Shares) subject to clause 9.3(d)(ii) on separate bare trust absolutely (as to

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capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and distribute them in accordance with clause 9.3(d);

(ii)	the New Shares issued to it in accordance with clause 9.3(a)(iv)(B) (together with any dividends in respect of those New Shares) on separate trust for sale absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and distribute them in accordance with the provisions of clauses 8.4 and 9.5(b),

        (together, New Shares Trust Property).

(c)	The Linked Securities Registrar undertakes to IPR and to each of the parties to this Agreement that it shall on the Effective Date write up the register of members of Drax Group to reflect the respective interests of the relevant Designated Recipients, IPR (or its designated subsidiary) and the Escrow Trustee in the New Shares and comply with its obligations under clause 9.3(d)(i).

(d)	Upon receipt after the Claim Date of a valid Claim Notification Form from a Relevant Person referred to in clause 9.3(a)(iv)(A) confirming that:

(i)	it is (and its relevant Designated Recipient is (and, in the case of an Account Holder only, its relevant Senior Bondholder, is)) an Eligible Person, the Escrow Trustee shall complete an instrument of transfer (as approved by the board of directors of Drax Group from time to time) transferring the requisite number of New Shares to the relevant Designated Recipient and the Escrow Trustee shall:

(A)	surrender to the Linked Securities Registrar the certificates that the Escrow Trustee holds on trust in respect of the relevant number of New Shares to be distributed to such Designated Recipient;

(B)	instruct the Linked Securities Registrar to make the appropriate entries in the register of members of Drax Group;

(C)	instruct the Linked Securities Registrar to issue and despatch new certificate(s) for the relevant number of New Shares to the relevant Designated Recipient and, if relevant, a certificate to the Escrow Trustee in respect of the balance of the New Shares held by the Escrow Trustee;

(ii)	it or its relevant Designated Recipient (or, in the case of an Account Holder only, its Senior Bondholder) is not an Eligible Person the Escrow Trustee shall from such time hold the New Shares Trust Property on trust for sale absolutely (as to capital and income) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and, the provisions of clause 8.4 and clause 9.5(b) shall apply.

9.4	Cash

(a)	Subject to receipt of the relevant Distribution Instructions, the Escrow Trustee hereby irrevocably instructs the Distribution Agent to make the following payments out of the funds held in the Escrow Trustee Account on the Effective Date:

(i)	in relation to each Relevant Person who has submitted a valid Claim Notification Form prior to the Claim Date, the Distribution Agent shall pay to that Relevant Person’s Designated Recipient(s) the amount which is equal to the aggregate of that Relevant Person’s respective entitlement to the Additional Scheme Payments, the Scheme Restructuring Fees, the Additional Non-Scheme Payments, the Non-Scheme Restructuring Fees and the amount owed in respect of the A Cash Election and/or the B Cash Election;

(ii)	in relation to Relevant Persons that failed to deliver a valid Claim Notification Form prior to the Claim Date, the Distribution Agent shall retain in the Escrow Trustee Account for the Escrow

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Trustee the amount which is equal to the aggregate of all those Relevant Persons’ respective entitlements to the Additional Scheme Payments, the Scheme Restructuring Fees, the Additional Non-Scheme Payments, the Non- Scheme Restructuring Fees and the amounts owed to them in respect of the A Cash Election and/or the B Cash Election;

(iii)	in relation to those persons (other than Relevant Persons) entitled to receive Non-Scheme Consideration, the following payments shall be made:

(A)	in respect of persons entitled to receive Non-Scheme Restructuring Fees under the terms of the relevant Restructuring Fee Letters, the Distribution Agent shall pay an amount equal to each such person’s respective entitlement to the Non-Scheme Restructuring Fees in accordance with the relevant Non-Scheme Restructuring Fee Letter;

(B)	in respect of persons entitled to receive the Additional Non-Scheme Payments under the terms of the InPower 2 Facility Agreement, the Distribution Agent shall pay an amount equal to each such person’s respective entitlement to the Additional Non-Scheme Payments in accordance with the InPower 2 Facility Agreement;

(C)	in respect of IPR (or its relevant designated subsidiary), the Distribution Agent shall pay an amount equal to the IPR Interest Payment to the bank account notified by IPR to the Escrow Trustee.

(b)	The Escrow Trustee hereby declares that it shall hold the amount of cash referred to in clause 9.4(a)(ii) on separate bare trust absolutely (as to capital) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common and distribute it in accordance with clause 9.4(c) (the Unclaimed Cash Trust Property).

(c)	Subject to receipt by the Escrow Trustee of a Distribution Instruction in respect of a valid Claim Notification Form submitted to the Election Registrar or Bondholder Communications (in respect of Account Holder Letters only) after the Claim Date, the Escrow Trustee hereby irrevocably instructs the Distribution Agent to pay to the Relevant Person’s Designated Recipient(s) the amount of that Relevant Person’s entitlement to the funds referred to in clause 9.4(a)(ii), in accordance with the provisions of clause 8.3.

9.5	General

(a)	Any Trust Property comprising of Restructuring Loans, Restructuring Notes and/or New Shares held by the Escrow Trustee (or its nominee) in accordance with the provisions of clauses 9.1(b), 9.2(e), 9.2(l), and 9.3(b) of this Agreement on the first anniversary of the Effective Date shall be sold by an agent appointed by the Escrow Trustee and the net sale proceeds shall be held (together with the other Trust Property (comprising of cash)) by the Escrow Trustee, on separate bare trust absolutely (as to capital) for the relevant Drax Holdings Scheme Creditors as beneficial tenants in common in proportion to their respective entitlements under the Drax Holdings Scheme and distributed in accordance with clause 8.3 and this clause 9.5 upon receipt by the Escrow Trustee of a valid Claim Notification Form before 31st December, 2027, failing which such proceeds shall be paid into the English Court.

(b)	Any Restructuring Loans, Restructuring Notes and/or New Shares to which a person would otherwise have been entitled (had it and its relevant Designated Recipient (and in the case of an Account Holder only, its relevant Senior Bondholder) been an Eligible Person) and which are therefore held by the Escrow Trustee (or its nominee) in accordance with the provisions of this Agreement on trust for sale shall be sold by an agent to be appointed by the Escrow Trustee, as soon as reasonably practicable after that person is identified as not being an Eligible Person by the Election Registrar or Bondholder Communications (as relevant) and the net proceeds of sale (after deduction of all relevant fees and expenses relating to that sale) shall as soon as reasonably practicable thereafter be distributed to that person and pending such distribution shall be held on trust for such person in proportion to its entitlement to such sale proceeds. The Escrow Trustee shall take and hereby irrevocably instructs the Distribution Agent to take all

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necessary and customary steps and action on the part of a transferor in order to perfect the sale of the Restructuring Loans, Restructuring Notes and/or New Shares referred to in this clause 9.5(b).

(c)	No fractions of a Restructuring Loan, Restructuring Note, or New Share shall be distributed by the Escrow Trustee and all entitlements to Restructuring Securities shall be rounded down. Any such fractions arising after the Effective Date as a result of the application of the principles set out in clauses 19 and 20 of the Drax Holdings Scheme shall be aggregated and sold by an agent to be appointed by the Escrow Trustee and the net proceeds of sale (after deduction of all relevant fees and expenses relating to that sale) shall be paid to Drax Holdings.

(d)	In taking any action or making any Distributions under this clause 9, the Distribution Agent shall:

(i)	be entitled to rely solely on all Distribution Instructions received by it; and

(ii)	be entitled to perform its duties under clauses 9.4 and 13 through its agent, Royal Bank of Scotland International.

10.	UNDERTAKINGS

10.1	The Escrow Trustee hereby undertakes in favour of Drax Holdings, InPower 2, each Drax Holdings Scheme Creditor (and/or its Designated Recipient) and IPR (and/or its designated subsidiary) that, following receipt of a Distribution Instruction from the Election Registrar under this Agreement, it shall direct (and it hereby does irrevocably direct) the Distribution Agent to transfer on behalf of the Drax Holdings Scheme Creditors out of the Trust Property, such securities as are specified in the instruction, to the relevant Designated Recipient(s) named in the Distribution Instruction.

10.2	Subject to clause 11.18, each of the Escrow Trustee and the Distribution Agent agrees that it shall have no discretion in the making of or withholding of any Distribution or credit or transfer required by a Distribution Instruction or in accordance with this Agreement and undertakes at all times to comply with the terms of the Distribution Instruction and, in the case of the Distribution Agent, the Escrow Trustee.

10.3 (a)	Subject to clause 11.18, the Escrow Trustee undertakes to IPR and to each of the parties to this Agreement that it will take any and all action required by Drax Holdings in order to give effect to the provisions of the Drax Holdings Scheme, the Restructuring Fee Letters, the COOIA and/or the InPower 2 Facility Agreement.

(b)	Subject to clause 11.18, the Distribution Agent undertakes to IPR and to each of the parties to this Agreement that it will use all reasonable endeavours to take any action required by Drax Holdings in order to give effect to the provisions of this Agreement.

(c)	Where any action required to be taken pursuant to clause 10.3(b) is outside the scope of the express obligations otherwise set out in this Agreement or the Distribution Agent Fee Letter, Drax Holdings agrees to pay to the Distribution Agent any additional fees and costs reasonably and properly incurred by it (including, without limitation, any legal fees) in taking such action.

10.4	Subject to clauses 10.3, and 11.18, each of the Escrow Trustee and the Distribution Agent undertakes to IPR and to each of the parties to this Agreement that, save with the prior written consent of Drax Holdings (acting in the best interests of the Drax Holdings Scheme Creditors), it will not take any action in relation to the Trust Property except where necessary to give effect to the Drax Holdings Scheme or as required by this Agreement, the Restructuring Fee Letters, the COOIA and/or the InPower 2 Facility Agreement.

10.5	Each Distribution Instruction from the Election Registrar shall constitute deemed directions from the Escrow Trustee to the Distribution Agent to make the relevant Distribution.

10.6	The Escrow Trustee hereby undertakes in favour of IPR and each of the parties to this Agreement that it will act honestly in good faith and will exercise the diligence expected of a reasonably prudent trustee in the fulfilment and/or exercise of its duties and obligations under this Agreement.

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10.7	The Election Registrar hereby undertakes in favour of IPR and each of the parties to this Agreement that it will act honestly and in good faith and will exercise the diligence of a reasonably prudent expert and registrar in comparable circumstances in the fulfilment and/or exercise of its duties and obligations under this Agreement.

10.8	Bondholder Communications hereby undertakes in favour of IPR and each of the other parties to this Agreement that it will act honestly and in good faith and will exercise the diligence of a reasonably prudent expert in comparable circumstances in the fulfilment and/or exercise of its duties and obligations under this Agreement.

10.9	Each of the parties to this Agreement agrees that its obligations under this Agreement are for the benefit of Drax Holdings to allow it to implement the terms of the Drax Holdings Scheme.

10.10	Drax Holdings hereby covenants and undertakes to each of the Relevant Persons (and their Designated Recipients) that it will enforce its rights under this Agreement and the COOIA to the extent necessary to give effect to the terms of the Drax Holdings Scheme.

11.	RIGHTS, POWERS AND DUTIES OF THE ESCROW TRUSTEE AND THE DISTRIBUTION AGENT

11.1	Neither the Escrow Trustee nor the Distribution Agent will exercise any rights (including voting rights) attaching to any Trust Property.

11.2	The duties, responsibilities and obligations of the Escrow Trustee and the Distribution Agent shall be limited to those expressly set forth in this Agreement and no duties, responsibilities or obligations shall be inferred or implied. The Distribution Agent shall not be required to undertake any responsibilities or obligations outside those expressly set forth in this Agreement and shall in no circumstance be required to undertake the obligations or responsibilities of any other party to this Agreement. Neither the Escrow Trustee nor the Distribution Agent shall be required to, and nor shall either of them, expend or risk any of its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement save where the same arises as a result of its negligence, misfeasance, breach of duty or wilful default.

11.3	Each of the Escrow Trustee and the Distribution Agent shall not be responsible for, or charged with knowledge of, or make any representation with respect to the terms and conditions of any other agreement, instrument or document executed between the other parties and to which it is not a party, other than the Schemes, the COOIA, the IPR Offer (as defined in the COOIA), the InPower 2 Facility Agreement and the Restructuring Fee Letters.

11.4	The Distribution Agent shall be under no obligation to accept or act upon any request or instructions issued by a Drax Holdings Scheme Creditor (or its Designated Recipient) in respect of acting as Distribution Agent under this Agreement.

11.5 (a)	Drax Holdings agrees (subject as provided in clause 11.6) to reimburse each of the Escrow Trustee and the Distribution Agent on demand for, and to indemnify (on an after tax basis) and hold each of the Escrow Trustee and the Distribution Agent harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable legal fees, costs and disbursements) that the Escrow Trustee or, as the case may be, the Distribution Agent may suffer or incur in connection with it acting in accordance with the Drax Holdings Scheme and/or this Agreement, except to the extent that such loss, liability, damage or expense arises from such party’s own negligence, misfeasance, breach of duty or wilful default.

(b)	Drax Holdings agrees (subject as provided in clause 11.6) to reimburse each of InPower and InPower 2 on demand for, and to indemnify (on an after tax basis) and hold each of InPower and InPower 2 harmless against and with respect to, any and all loss, liability, damage or expense (including, but without limitation, reasonable legal fees, costs and disbursements) that InPower or, as the case may be, InPower 2 may suffer or incur in connection with it acting in accordance with

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this Agreement, except to the extent that such loss, liability, damage or expense arises from such party’s own negligence, misfeasance, breach of duty or wilful default.

11.6	In case any action is brought against either the Escrow Trustee or the Distribution Agent (the indemnified person) in respect of which recovery may be sought from Drax Holdings (the indemnifier) under clause 11.5, the indemnified person shall promptly notify the indemnifier in writing but (subject as provided below) failure to do so will not relieve the indemnifier from any liability under this Agreement. Subject to clause 11.7, the indemnifier may participate at its own expense in the defence of any action.

11.7	If it so elects within a reasonable time after receipt of the notice referred to in clause 11.6, the indemnifier may assume the defence of the action with legal advisers chosen by it and approved by the indemnified person. Notwithstanding such election the indemnified person may employ separate legal advisers, and the indemnifier shall bear the fees and expenses of such separate legal advisers if:

(a)	the use of the legal advisers chosen by the indemnifier to represent the indemnified person would present such legal advisers with a conflict of interest;

(b)	the actual or potential defendants in, or targets of, any such action include both the indemnified person and the indemnifier and the indemnified person concludes that there may be legal defences available to it which are different from or additional to those available to the indemnifier;

(c)	the indemnifier has not employed legal advisers satisfactory to the indemnified person (acting reasonably) to represent the indemnified person within a reasonable time after notice of the instigation of such action; or

(d)	the indemnifier authorises the indemnified person to employ separate legal advisers at the expense of the indemnifier.

If the indemnifier assumes the defence of the action, the indemnifier shall not be liable for any fees and expenses of legal advisers of the indemnified person incurred thereafter in connection with the action, except as stated above.

11.8	Drax Holdings shall not be liable in respect of any settlement of any action effected without its consent, such consent not to be unreasonably withheld or delayed. Drax Holdings shall not, without the prior written consent of the indemnified person, where the indemnified person is an actual or is reasonably likely to be a potential party to such claim or action, settle or compromise or consent to the entry of any judgement with respect to any pending or threatened claim or action in respect of which recovery may be sought under this Agreement unless such settlement, compromise or consent includes an unconditional release of the indemnified person from all liability arising out of such claim or action and does not include a statement as to or an admission of fault, culpability or failure to act by or on behalf of the indemnified person.

11.9	Each of the Escrow Trustee and the Distribution Agent may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing a certificate or instruction from the Election Registrar and neither the Escrow Trustee nor the Distribution Agent shall be bound in any such case to call for further evidence or be responsible for any liability that may be occasioned by it or any other person acting on such certificate.

11.10	Each of the Election Registrar, the Linked Securities Registrar, the Restructuring Notes Registrar, the Escrow Trustee, the Facility Agent and the Distribution Agent severally covenant and undertake to each other (and to each of the other parties to this Agreement) not to bring any register of Restructuring Loans, Restructuring Notes or New Shares (whether in electronic, definitive or any other form) into the United Kingdom.

11.11	Except as expressly provided in this Agreement, neither the Escrow Trustee nor the Distribution Agent shall (unless and to the extent ordered so to do by a court of competent jurisdiction) be required to disclose to any Drax Holdings Scheme Creditor (or its Designated Recipient) any information (including, without limitation, information of a confidential, financial or price sensitive nature) made available to it by any other party to this Agreement or any other person in connection with this Agreement.

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11.12	Neither the Escrow Trustee nor the Distribution Agent shall be required to take any legal action or proceedings unless it has been indemnified and/or provided with security to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages, expenses and liabilities which it may incur by so doing.

11.13	Each of the parties to this Agreement agrees (a) that it will not take any proceedings, or assert or seek to assert any claim, against any officer or employee of any of the Escrow Trustee or the Distribution Agent, in respect of any claim it might have against the Escrow Trustee, or the Distribution Agent, as the case may be or in respect of this Agreement and (b) that any officer or employee of the Escrow Trustee or the Distribution Agent, may enforce this provision.

11.14	Each of the Escrow Trustee and the Distribution Agent may (without any responsibility for any resulting loss) rely on:

(a)	any written communication, certificate, legal opinion or other document received or obtained by it in the course of performing its obligations under this Agreement and believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person; and

(b)	any written statement made to it in the course of, and as part of, performing its obligations under this Agreement by a director, officer, partner or employee of any person regarding any matters which may reasonably be assumed to be within the maker’s knowledge or within the maker’s power to verify.

11.15	Any opinion, advice or information described in clause 11.14 on which the Escrow Trustee or, as the case may be, the Distribution Agent relies or intends to rely may be sent or communicated by letter or facsimile transmission. Neither the Escrow Trustee nor the Distribution Agent shall be liable for acting properly and in accordance with this Agreement on any opinion, advice or information which is so conveyed, even if the opinion, advice or information contains some error.

11.16	Each of the Escrow Trustee and the Distribution Agent may retain for its own benefit, without liability to account to any other person, any fee or other sum received by it for its own account.

11.17	The Distribution Agent may provide advisory or other services to or engage in any kind of business with any person party to, or affected by, the arrangements the subject of this Agreement and may do so without any obligation to account to or disclose any such arrangements to any person but not in respect of the Schemes unless permitted by the relevant Scheme or this Agreement.

11.18	Notwithstanding any other provision of this Agreement, each of the Escrow Trustee and the Distribution Agent may refrain from doing anything which would or might in its reasonable opinion be contrary to any law or any directive or regulation of or having the force of law to which it is subject or which would or might otherwise render it liable to any person and may do anything which is, in its reasonable opinion, necessary to comply with such law, directive or regulation.

12.	COVENANTS OF THE ESCROW TRUSTEE AND DRAX HOLDINGS

12.1	The Escrow Trustee undertakes to IPR and each of the parties to this Agreement that it shall not and Drax Holdings undertakes to IPR and each of the parties to this Agreement that it shall procure that the Escrow Trustee shall not:

(a)	create or permit to subsist any mortgage, standard security, pledge, lien, charge or other security interest whatsoever (unless arising by operation of law), upon the whole or any part of its assets or its undertakings, present or future;

(b)	sell, assign, transfer, convey, lease or otherwise dispose of, or deal with, or grant any option or present or future right to acquire all or any of its properties, assets, or undertakings or any interest, estate, right, title or benefit therein or thereto or agree or attempt to purport to do any of the foregoing except, in all cases, to the extent necessary to perform its obligations under this Agreement;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(c)	save in respect of the trusts created by this Agreement, permit any person other than itself to have any equitable interest in any of its assets or undertakings or any interest, estate, right, title or benefit therein;

(d)	have an interest in any bank account, other than the bank account comprised in the Escrow Trustee Account;

(e)	carry on any business other than as Escrow Trustee for the Drax Holdings Scheme and the related activities described in the Schemes or as contemplated in this Agreement;

(f)	incur any indebtedness whatsoever or give any guarantee or indemnity in respect of any indebtedness or obligation of any person;

(g)	consolidate or merge with any other person or convey or transfer substantially all of its properties or assets to any other person;

(h)	have any employees or premises or subsidiaries; or

(i)	pay any dividend or make any other distribution to its shareholders or issue any further shares or alter any rights attaching to its shares as at the date of this Agreement.

12.2	Drax Holdings hereby covenants and undertakes to IPR and to each of the other parties to this Agreement not to deal with or dispose of any of its shareholding in the Escrow Trustee or exercise any rights in respect of its shareholding in the Escrow Trustee until such time as all of the Trust Property has been distributed in accordance with the provisions of this Agreement.

13.	INVESTMENTS

13.1	The Escrow Trustee hereby directs the Distribution Agent to credit all interest earned and dividends received in respect of Trust Property (Profits) to the Escrow Trustee Account to be held on trust for the relevant Drax Holdings Scheme Creditors in proportion to their respective entitlement to receive such Trust Property. Subject to clause 13.2, the amount of any such Profits actually received into the Escrow Trustee Account shall be credited by the Distribution Agent to the bank account of the relevant Designated Recipient(s) upon a Distribution being made to it pursuant to the Drax Holdings Scheme and/or this Agreement.

13.2	Profits shall only be distributed by the Distribution Agent (acting on behalf of the Escrow Trustee) to Designated Recipients after retaining a reserve in respect of any and all taxes payable by the Escrow Trustee, or required to be deducted by the Escrow Trustee (whether by law or otherwise), in respect of such Profits being distributed.

14.	TERMINATION

14.1	Promptly after all of the Trust Property has been distributed or transferred in accordance with clause 9.5(a) and the Escrow Trustee Account ceases to have any cash credited to it, the Escrow Trustee shall arrange for the Escrow Trustee Account to be closed.

14.2	Upon closure of the Escrow Trustee Account in accordance with the terms of this Agreement, each of the Escrow Trustee, the Distribution Agent, the Election Registrar and Bondholder Communications shall have no further duties, responsibilities or obligations under this Agreement save for such obligations as may have arisen prior to such closure which obligations have not as at the time of such closure been fulfilled or discharged.

15.	REPRESENTATIONS AND WARRANTIES

15.1	Each of the parties to this Agreement represents and warrants to IPR and to each of the others that it has the capacity, power and authority to enter into this Agreement and that the obligations assumed by it (if any) are legal, valid and binding obligations on it.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

15.2	Each of the parties to this Agreement represents and warrants to IPR and to each of the others that neither the execution by it of, nor the performance by it of its respective obligations (if any) in accordance with the terms of, this Agreement will:

(a)	so far as that party is aware, violate or conflict with, or constitute a default under, any agreement or other obligation to which that party is subject or by which it is bound; or

(b)	so far as that party is aware, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgement, order or decree which is binding on it.

15.3	Each of the parties to this Agreement represents and warrants to IPR and to each of the others that it has obtained the power, capacity and authority to execute, and perform its respective obligations (if any) in accordance with the terms of, this Agreement.

15.4	Drax Holdings represents and warrants to IPR and to each of the parties to this Agreement that the Escrow Trustee has not carried on any business since the date of its incorporation to the date of this Agreement.

16.    EXCLUSION OF LIABILITY

16.1	None of the Election Registrar, the Restructuring Notes Registrar, Bondholder Communications, the Linked Securities Registrar, the Facility Agent, the Escrow Trustee, Drax Holdings, InPower, InPower 2, NoteCo and the Distribution Agent (and their related parties (if any), delegates and agents appointed pursuant to the provisions of the Schemes) shall have any liability in respect of or arising from making the determinations or exercising any of the powers or performing any of the duties provided for in the Drax Holdings Scheme or this Agreement or any matter relating to such determinations, powers or duties (including, without limitation, any payment made or not made to any person), other than as a consequence of its own wilful default, misfeasance, breach of duty or negligence (or that of its related parties (if any), delegates or agents). For the purposes of this clause 16, related parties means any person employed, whether under a contract of service or a contract for services, by that firm or any company owned by that firm.

16.2	The Distribution Agent shall not have any liability whatsoever to any Drax Holdings Scheme Creditor or any other third party (other than IPR) in respect of the obligations arising under this Agreement.

16.3	Bondholder Communications shall not have any liability whatsoever to any Drax Holdings Scheme Creditor or any other third party (other than IPR) in respect of the obligations arising under this Agreement.

16.4	The Eurobond Trustee shall not have any liability whatsoever under the terms of this Agreement to any InPower Scheme Creditor (or its Designated Recipient(s)), any other party to this Agreement or any other person for any liability incurred or suffered as a result of any failure by (a) an InPower Scheme Creditor (or its Designated Recipient) to deliver a valid Claim Notification Form or (b) any other party to this Agreement to carry out its obligations under this Agreement.

17.    FEES AND EXPENSES

17.1	The Distribution Agent shall be paid fees and expenses for its services under this Agreement in accordance with the Distribution Agent Fee Letter.

17.2	The fees and expenses referred to in clause 17.1 shall be paid by Drax Holdings without recourse to any of the Trust Property.

18.    FURTHER ASSURANCE

18.1	The parties shall do and execute, or procure to be done and executed, all necessary acts, deeds and documents to effect the release of the Trust Property in accordance with the termination of the trust arrangements pursuant to clause 14, for the purposes of doing so and giving effect to the terms of this Agreement.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

18.2	The Escrow Trustee undertakes to IPR that it will observe the terms and conditions of this Agreement and perform its obligations hereunder, regardless of to whom such obligations are owed. This undertaking shall be without prejudice to and not be prejudiced by specific covenants or undertakings in favour of IPR expressly set out elsewhere in this Agreement.

19.    FURTHER TERMS AND CONDITIONS

19.1	If at any time either the Escrow Trustee or the Distribution Agent is served with any judicial or administrative order, judgement, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Trustee Account (each a Judicial Notice), the Escrow Trustee or, as the case may be, the Distribution Agent may comply with that notice in any manner as it or legal counsel of its choosing deems appropriate; provided that, if reasonably practicable, it shall notify Drax Holdings of such Judicial Notice received and shall use its best efforts to discuss the manner in which it proposes to comply with that Judicial Notice with Drax Holdings prior to doing so. If the Escrow Trustee or, as the case may be, the Distribution Agent complies with any Judicial Notice, it shall not be liable to any other person or entity even though such Judicial Notice may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

19.2	The Distribution Agent shall provide the Escrow Trustee with monthly statements identifying the transactions undertaken in respect of the Escrow Trustee Account and Profits credited to that account in accordance with the provisions of clause 13.1.

19.3	Subject to the provisions of clause 19.4, the Distribution Agent may resign at any time by giving to the other parties not less than 30 days’ prior written notice.

19.4	If the Distribution Agent has given notice of resignation as provided in clause 19.3, Drax Holdings shall promptly appoint a successor Distribution Agent. A successor Distribution Agent shall deliver a written acceptance of its appointment to the retiring Distribution Agent and the Escrow Trustee. The retiring Distribution Agent shall ensure that the successor Distribution Agent becomes the custodian of the Trust Property and the successor Distribution Agent shall have all the rights, powers and duties of the Distribution Agent under this Agreement.

19.5	No variation or amendment may be made to any provision in this Agreement that would have the effect of altering or extinguishing the entitlement of any Drax Holdings Scheme Creditor (or its Designated Recipient) or IPR (as applicable) unless consented to by that Drax Holdings Scheme Creditor or Designated Recipient or IPR (as applicable).

19.6	None of the parties to this Agreement shall be in breach of its obligations (if any) under this Agreement as a result of any delay or non-performance of its obligations (if any) under this Agreement arising from any Force Majeure.

20.    SEVERABILITY AND COUNTERPARTS

20.1	If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction that shall not affect:

(a)	the validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the validity or enforceability in any other jurisdiction of that or any other provision of this Agreement.

20.2	This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

21.    NOTICES

Any notice or other document to be served under this Agreement may be submitted or sent by post or facsimile process to the party to be served as follows:

a)	to Drax Holdings at: c/o Drax Power Station PO Box 3 Selby North Yorkshire YO8 8PQ	(b)	to InPower at: 22 Grenville Street St. Helier Jersey JE4 8PX Channel Islands

	Fax: +44 (0)1757 618504 Marked for the attention of: The Company Secretary		Fax:+44 (0)1534 609 333 Marked for the attention of: Company Secretary (MIFA Corporate 2)

(c)	to InPower 2 at: 22 Grenville Street St. Helier Jersey JE4 8PX Channel Islands	(d)	to the Distribution Agent at: 48th Floor The Bank of New York One Canada Square London E14 5AL

	Fax: +44 (0)1534 609 333 Marked for the attention of: Company Secretary (MIFA Corporate 2)		Fax: +44 (0)207 964 6399 Marked for the attention of: Corporate Trust Administration

(e)	to Drax Group at: c/o Drax Power Station PO Box 3 Selby North Yorkshire YO8 8PQ	(f)	to NoteCo at: 22 Grenville Street St. Helier Jersey JE4 8PX Channel Islands

	Fax: +44 (0)1757 618504 Marked for the attention of: The Company Secretary		Fax: +44 (0)1534 609333 Marked for the attention of: The Company Secretary (MIFA Corporate Property 1)

(g)	to the Escrow Trustee at: c/o Drax Power Station PO Box 3 Selby North Yorkshire YO8 8PQ	(h)	to the Eurobond Trustee at: Trinity Tower 9 Thomas More Street London E1W 1YT

	Fax: +44 (0)1757 618504 Marked for the attention of: The Company Secretary		Fax: +44 (0)207 777 5410 Marked for the attention of: Manager Institutional Trust Services

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

(i)	to the Facility Agent at: Winchester House 1 Great Winchester Street London EC2N 2DB	(j)	to Bondholder Communications at: Prince Rupert House 64 Queen Street London EC4R 1AD

	Fax: +44 (0)207 933 3419/4703 Marked for the attention of: Corporate Trust and Agency Section: Loan Syndications		Fax: +44 (0)207 236 0779 Marked for the attention of: Alicia Dalton

(k)	to the Election Registrar at: The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	(l)	to the Linked Securities Registrar at: Victoria Chambers Liberation Square 113 Esplanade St Helier Jersey Channel Islands JE4 0FF

	Fax: +44 (0)20 8639 2267 Marked for the attention of: Company Secretary		Fax: +44 (0)1534 632366 Marked for the attention of: Company Secretary or at such other address or facsimile number as it may have notified to the other parties in accordance with this clause. Any notice or other document sent by post shall be sent by prepaid first class post (if within the United Kingdom) or by prepaid airmail (if elsewhere).

21.2	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and posted (either by prepaid first class post or by prepaid airmail, as the case may be) or that the facsimile message was properly addressed and despatched, as the case may be.

22.    THIRD PARTY RIGHTS

22.1	Each of the Escrow Trustee and Drax Holdings agree that wherever in this Agreement a right is specifically expressed to be given to (or an undertaking is expressed to be in favour of) a Scheme Creditor and/or its Designated Recipient or a person referred to in clause 11.13 who is not a party to this Agreement, such language is intended to confer benefits on that person thereby granting to him rights capable of being enforced by him separately (but only against the Escrow Trustee and/or Drax Holdings) under the Contracts (Rights of Third Parties) Act 1999. Subject as stated in the previous sentence and in clause 22.2 below, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

22.2	Each of the parties to this Agreement agrees that wherever in this Agreement a right is specifically expressed to be given to (or an undertaking is expressed to be in favour of) IPR (or its designated subsidiary) such language is intended to confer benefits on IPR (and its designated subsidiary) thereby granting to IPR (or its designated subsidiary) rights capable of being enforced by IPR (and/or its designated subsidiary) separately under the Contracts (Rights of Third Parties) Act 1999.

23.    PERPETUITY PERIOD

The perpetuity period under the rule against perpetuities, if applicable to any of the trusts declared under this Agreement shall be the period of 80 years from the date of this Agreement.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

24.    GOVERNING LAW AND JURISDICTION

24.1	This Agreement is governed by, and shall be construed in accordance with, the laws of England and Wales. Each party irrevocably agrees that the English courts are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any suit, action or proceedings arising out of or in connection with this Agreement (together referred to as Proceedings) may be brought in such courts. Each party irrevocably waives any objection which it may have now or hereafter to the laying of the venue of any Proceedings in the English courts and any claim that any Proceedings have been brought in an inconvenient forum.

24.2	Details of the agents for service for each of the relevant parties are as follows:

(a)	Drax Holdings irrevocably authorises and appoints Norose Notices Limited (registered number 1083713) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Norose Notices Limited (or such other firm) shall be deemed to be service on Drax Holdings;

(b)	InPower irrevocably authorises and appoints Mourant & Co Capital (SPV) Limited (registered number 04092438) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Mourant & Co Capital (SPV) Limited (or such other firm) shall be deemed to be service on InPower;

(c)	InPower 2 irrevocably authorises and appoints Mourant & Co Capital (SPV) Limited (registered number 04092438) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Mourant & Co Capital (SPV) Limited (or such other firm) shall be deemed to be service on InPower 2;

(d)	Drax Group irrevocably authorises and appoints Norose Notices Limited (registered number 1093713) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Norose Notices Limited (or such other firm) shall be deemed to be service on Drax Group;

(e)	NoteCo irrevocably authorises and appoints Mourant & Co Capital (SPV) Limited (registered number 04092438) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Mourant & Co Capital (SPV) Limited (or such other firm) shall be deemed to be service on NoteCo;

(f)	the Linked Securities Registrar irrevocably authorises and appoints Capita IRG (registered number 2605568) at the address of its registered office from time to time (or such firm of solicitors or service agents resident in England and Wales as it may from time to time give notice of in writing to each of the other parties) to accept service of all legal process arising out of or connected with this Agreement and service on Capita IRG (or such other firm) shall be deemed to be service on the Linked Securities Registrar.

24.3	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

IN WITNESS of which this Agreement has been executed as a deed and has been submitted on the date which appears first on page 1.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

SCHEDULE 1

FORMS OF UNDERTAKING TO THE RELEVANT COURTS
PART 1
FORM OF UNDERTAKING OF INPOWER 2 LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, InPower 2 Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, a print of which is attached by way of Schedule to the Petition (the Scheme), to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall:

1.	be bound by the Scheme (with or subject to any modification or condition approved by the High Court of Justice in England and Wales or the Grand Court of the Cayman Islands);

2.	comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms; and

3.	execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by us for the purpose of giving effect to the Scheme.

InPower 2 Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 2

FORM OF UNDERTAKING OF INPOWER LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, InPower Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, a print of which is attached by way of Schedule to the Petition (the Scheme), to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall:

1.	be bound by the Scheme (with or subject to any modification or condition approved by the High Court of Justice in England and Wales or the Grand Court of the Cayman Islands);

2.	comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms; and

3.	execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by us for the purpose of giving effect to the Scheme.

InPower Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 3

FORM OF UNDERTAKING OF THE BANK OF NEW YORK

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, The Bank of New York, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall perform our designated functions and comply with our obligations as Distribution Agent and Restructuring Notes Registrar respectively subject to and in accordance with the terms of the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company.

The Bank of New York

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 4

FORM OF UNDERTAKING OF DRAX GROUP LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Drax Group Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, a print of which is attached by way of Schedule to the Petition (the Scheme), to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall:

1.	be bound by the Scheme (with or subject to any modification or condition approved by the High Court of Justice in England and Wales or the Grand Court of the Cayman Islands);

2.	comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms; and

3.	execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by us for the purpose of giving effect to the Scheme.

Drax Group Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 5

FORM OF UNDERTAKING OF NOTECO LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, NoteCo Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, a print of which is attached by way of Schedule to the Petition (the Scheme), to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall:

1.	be bound by the Scheme (with or subject to any modification or condition approved by the High Court of Justice in England and Wales or the Grand Court of the Cayman Islands);

2.	comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms; and

3.	execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by us for the purpose of giving effect to the Scheme.

NoteCo Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 6

FORM OF UNDERTAKING OF DRAX NOMINEES LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Drax Nominees Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands, a print of which is attached by way of Schedule to the Petition (the Scheme), to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall:

1.	be bound by the Scheme (with or subject to any modification or condition approved by the High Court of Justice in England and Wales or the Grand Court of the Cayman Islands);

2.	comply with our obligations as Escrow Trustee subject to and in accordance with the terms of the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company; and

3.	execute and do or procure to be executed or done all such documents, acts and things as may be necessary or desirable to be executed or done by us for the purpose of giving effect to the Scheme.

Drax Nominees Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 7

FORM OF UNDERTAKING OF DEUTSCHE BANK AG LONDON

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Deutsche Bank AG London, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall perform our designated functions and comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms.

Deutsche Bank AG London

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 8

FORM OF UNDERTAKING OF BONDHOLDER COMMUNICATIONS GROUP, INC

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Bondholder Communications Group, Inc, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall perform our designated functions and comply with our obligations under the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company subject to and in accordance with its terms.

Bondholder Communications Group, Inc

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 9

FORM OF UNDERTAKING OF CAPITA IRG PLC

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Capita IRG Plc, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall perform our designated functions and comply with our obligations as Election Registrar subject to and in accordance with the terms of the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company.

Capita IRG Plc

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

PART 10

FORM OF UNDERTAKING OF CAPITA IRG (OFFSHORE) LIMITED

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT	No. 7080 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES ACT 1985

[IN THE GRAND COURT OF THE CAYMAN ISLANDS	Cause No. 722 of 2003

IN THE MATTER OF DRAX HOLDINGS LIMITED

and

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)]*

UNDERTAKING

We, Capita IRG (Offshore) Limited, have agreed to appear by Counsel at the hearing of the Petition to sanction the proposed scheme of arrangement in respect of Drax Holdings Limited (the Company) under section 425 of the Companies Act 1985 of England and Wales and under section 86 of the Companies Law (2003 Revision) of the Cayman Islands to undertake to the High Court of Justice in England and Wales [the Grand Court of the Cayman Islands]* that we shall perform our designated functions and comply with our obligations as Linked Securities Registrar subject to and in accordance with the terms of the Escrow and Distribution Agreement dated 17th November, 2003 between inter alios ourselves and the Company.

Capita IRG (Offshore) Limited

*	A separate undertaking will be given to each of the High Court of Justice in England and Wales and the Grand Court of the Cayman Islands.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

SCHEDULE 2

FORM OF ACCESSION LETTER

                    , 2003

To:	Drax Holdings Limited
InPower Limited
InPower 2 Limited
The Bank of New York
Drax Group Limited
NoteCo Limited
Drax Nominees Limited
Deutsche Bank AG London
Bondholder Communications Group, Inc.
Capita IRG Plc
Capita IRG (Offshore) Limited

We refer to the Escrow and Distribution Agreement dated 17th November, 2003 (the Agreement) between yourselves. The Eurobond Trustee agrees to become a party to, and be bound by the terms of, the Agreement from the date of this Accession Letter (with any representations and warranties set out in the Agreement being given on the date of this Accession Letter) and hereby accedes to the Agreement in accordance with clause 3.5 thereof. This Accession Letter shall take effect as a deed poll for the benefit of each of the addressees of this Accession Letter.

Capitalised terms used in this Accession Letter shall have the same meaning given to them in the Agreement.

IN WITNESS whereof this Accession Letter has been entered into as a deed poll on the date first set out above.

EXECUTED as a deed by	)	........................................................................
JPMORGAN CHASE BANK	)	........................................................................
acting by	)	........................................................................
acting under the authority of that	)
company in the presence of:	)
Witness’s signature:
Name:
Address:

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

SIGNATORIES

EXECUTED as a DEED by Drax Holdings Limited, acting by GORDON HORSFIELD and GERALD WINGROVE	) ) ) ) ) ) )	GORDON HORSFIELD director GERALD WINGROVE director

EXECUTED as a DEED by InPower Limited, acting by JULIA CHAPMAN and LOUISE KERHOAT	) ) ) ) ) ) )	JULIA CHAPMAN director LOUISE KERHOAT secretary

EXECUTED as a DEED by InPower 2 Limited, acting by JULIA CHAPMAN and LOUISE KERHOAT	) ) ) ) ) ) )	JULIA CHAPMAN director LOUISE KERHOAT secretary

EXECUTED as a DEED by Drax Group Limited, acting by GORDON HORSFIELD and GERALD WINGROVE	) ) ) ) ) ) )	GORDON HORSFIELD director GERALD WINGROVE director

EXECUTED as a DEED by NoteCo Limited, acting by DANIEL LE BLANCQ and DEAN GODWIN	) ) ) ) ) ) )	DANIEL LE BLANCQ director DEAN GODWIN secretary

EXECUTED as a DEED by Deutsche Bank AG London, acting by MARK DIXSON and MILES TADMAN acting under the authority of that company, in the presence of:	) ) ) ) ) ) )	MARK DIXSON MILES TADMAN

Witness’s signature: R. MARTIN
Name: ROSEMARY MARTIN
Address: WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET, LONDON EC2N 2DB

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 16: ESCROW AND DISTRIBUTION AGREEMENT

EXECUTED as a DEED by Drax Nominees Limited, acting by GORDON HORSFIELD and GERALD WINGROVE	) ) ) ) ) ) )	GORDON HORSFIELD director GERALD WINGROVE director

EXECUTED as a DEED by The Bank of New York, acting by TREVOR BLOWER acting under the authority of that company, in the presence of:	) ) ) ) ) ) )	TREVOR BLOWER

Witness’s signature: M. GLENGARRY
Name: MARK GLENGARRY
Address: 413 CRAVEN HILL, LONDON W2 3EN

EXECUTED as a DEED by Bondholder Communications Group, Inc. acting by DAMIR HADZIOSMANOVIC acting under the authority of that company in the presence of:	) ) ) ) ) ) )	DAMIR HADZIOSMANOVIC

Witness’s signature: S. PATEL
Name: SUNJEEVE D. PATEL
Address: 64 QUEEN STREET, LONDON EC4R 1AD

EXECUTED as a DEED by Capita IRG Plc, acting by RON JEWELL and CHARLES CRYER	) ) ) ) ) ) )	RON JEWELL director [SEAL AFFIXED] CHARLES CRYER secretary

EXECUTED as a DEED by Capita IRG (Offshore) Limited, acting by CHRIS SEARSON and SACHA COPPELL	) ) ) ) ) ) )	CHRIS SEARSON director SACHA COPPELL secretary

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17

TAX

This Appendix describes certain United Kingdom and United States tax consequences for Scheme Creditors of implementation of the Schemes and of holding the Scheme Consideration. Discussion of the United Kingdom tax consequences can be found in Part A of this Appendix, and discussion of the United States tax consequences in Part B. It will be noted that there are significant differences between the tax consequences for Scheme Creditors in the United Kingdom and the United States, which result from the differences in the underlying tax systems.

The discussion of the tax consequences in the United Kingdom and United States does not purport to be comprehensive, and the tax consequences of the proposals in other jurisdictions are not discussed. Scheme Creditors considering the Restructuring are therefore encouraged to consult their own tax advisers concerning the tax consequences of the proposals for them in the light of their particular circumstances.

PART A — UNITED KINGDOM TAXATION

The following summary describes certain United Kingdom tax consequences for Scheme Creditors of the implementation of the Schemes and of ownership of the Equity, the Restructuring Loans and the Restructuring Notes, but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who hold the Scheme Claims, Equity, Restructuring Loans and Restructuring Notes as the absolute beneficial owners of Scheme Claims, Equity, Restructuring Loans and Restructuring Notes. The statements may not apply to special situations, such as those of dealers in securities or persons connected with the Drax Group, InPower, InPower 2 or NoteCo. Furthermore, the discussion below is generally based upon the provisions of United Kingdom tax law and United Kingdom Inland Revenue published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in United Kingdom tax consequences different from those discussed below.

Scheme Creditors considering the Restructuring should consult their own tax advisers concerning United Kingdom tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant jurisdiction. No representations are made with respect to the tax consequences to any particular holder of Scheme Claims, Equity, Restructuring Loans or Restructuring Notes. Specifically, the comments below do not address the tax consequences in a jurisdiction other than the United Kingdom of the Restructuring or of any subsequent holding or disposal of Equity, Restructuring Loans or Restructuring Notes. Holders of Scheme Claims, Equity, Restructuring Loans or Restructuring Notes in a jurisdiction other than the United Kingdom are strongly urged to consult their professional advisers to determine their own tax position.

Tax Effects of Implementation of the Schemes

The following description assumes that the Schemes are both implemented in accordance with the Restructuring proposals but does not deal with all possible eventualities. The tax consequences of implementation of the Schemes for Scheme Creditors are not in all cases clear-cut. Tax consequences for a Scheme Creditor will depend on the nature of the Scheme Creditor’s Scheme Claim. Scheme Creditors whose claims are not described in this section, or who are in any doubt about their tax position, are encouraged to consult their own tax advisers.

Claims in the InPower Scheme

Senior Banks within the charge to corporation tax

An InPower Scheme Claim should represent a loan relationship for the purposes of corporation tax and therefore give rise to income and not capital taxation. It is assumed that the Senior Banks account for their InPower Scheme Claims on an authorised basis.

1.	For a Senior Bank which does not opt for the Cash Elections, the cancellation of its InPower Scheme Claim and the issue to it of proportionate participations in the Restructuring Loans and/or Restructuring Notes and Equity should be treated as a disposal of their participation in the Bank Loan and, in consideration for that disposal, the acquisition of the Restructuring Loans and/or the Restructuring Notes

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

and the Equity. Any gain or loss that is shown in that Senior Bank’s accounts will (broadly) be treated as a taxable amount or allowable as a tax deduction respectively.

2.	To the extent that a Senior Bank opts for the Cash Elections, the cash will be the consideration received for the disposal of that part of its claim. As above, the tax consequences of that disposal will follow any gain or loss shown in the accounts.

Claims in the Drax Holdings Scheme

1.     Drax Holdings Scheme Creditors within the charge to corporation tax

A Drax Holdings Scheme Claim should represent a loan relationship for the purposes of corporation tax and therefore give rise to income and not capital taxation. It is assumed that a Drax Holdings Scheme Creditor accounts for its Drax Holdings Scheme Claim on an authorised basis.

(a)	For a Drax Holdings Scheme Creditor which does not opt for the Cash Elections, the cancellation of its Drax Holdings Scheme Claim and the issue to it of proportionate participations in the Restructuring Loans and/or Restructuring Notes and Equity should be treated as a disposal of the Senior Bonds or the Hedging Termination Payments (as appropriate) and, in consideration for that disposal, the acquisition of the Restructuring Loans and/or the Restructuring Notes and the Equity. Any gain or loss that is shown in that Drax Holdings Scheme Creditor’s accounts will (broadly) be treated as a taxable amount or allowable as a tax deduction respectively.

(b)	To the extent that a Drax Holdings Scheme Creditor opts for the Cash Elections, the cash will be the consideration received for the disposal of that part of its claim. As above, the tax consequences of that disposal will follow any gain or loss shown in the accounts.

2.	Drax Holdings Scheme Creditors within the charge to capital gains tax.

The cancellation of Dollar-Denominated Senior Bonds by an individual Senior Bondholder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Dollar-Denominated Senior Bonds are attributable (as investments), may give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains, subject to the usual reliefs and allowances (including taper relief) which may then be available.

The consideration for such disposal will be the Restructuring Loans and/or Restructuring Notes and the Equity except to the extent that such an individual opts for the Cash Election, in which case it will be the cash consideration received.

The cancellation of Sterling-Denominated Senior Bonds should not give rise to a charge to UK capital gains tax (or an allowable loss) as they should be “Qualifying Corporate Bonds”.

On the disposal of Senior Bonds by an individual Senior Bondholder, any element of consideration (whether Restructuring Loans, Restructuring Notes, Equity or cash) which represents any interest which is treated as having accrued to the date of the disposal may be chargeable to tax as income under the rules of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988, if that Senior Bondholder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Senior Bonds are attributable (as investments).

Taxation of the Restructuring Loans and the Restructuring Notes

Interest on the Restructuring Loans and the Restructuring Notes

Payments of interest on the Restructuring Loans and the Restructuring Notes may be made without withholding or deduction on account of United Kingdom tax.

However, holders of Restructuring Loans and Restructuring Notes who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. Information so obtained may, in certain circumstances, be passed on by the Inland Revenue to the tax authorities of other jurisdictions.

Proposed EU Savings Directive

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that EU member states will be required from a date not earlier than 1st January, 2005 to provide to the tax authorities of other EU member states details of payments of interest and other similar income paid by a person to an individual in another EU member state, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. It is expected that a number of other countries and territories including Jersey will adopt similar measures with effect from the same date.

United Kingdom Corporation Tax Payers

In general, holders of Restructuring Loans and Restructuring Notes which are within the charge to United Kingdom corporation tax and who account for their interests in the Restructuring Loans in accordance with an authorised accounting method will be charged to tax as income on all returns from and profits or gains on, the Restructuring Loans and Restructuring Notes broadly in accordance with their statutory accounting treatment.

Other United Kingdom Tax Payers

Taxation of Capital Gains

As the Restructuring Loans and Restructuring Notes contain certain deferral provisions, the Inland Revenue may regard them as not constituting “Qualifying Corporate Bonds” for the purposes of United Kingdom tax. If this is the case, United Kingdom resident or ordinarily resident individuals and trustees (or non-United Kingdom residents who carry on a trade in the United Kingdom through a branch or agency to which the Restructuring Debt is attributable) may be liable to capital gains tax, or eligible for relief for allowable losses, on any disposal of the Restructuring Loans or Restructuring Notes. However, this technical analysis is not certain and any person for whom this is relevant is encouraged to seek their own personal advice.

Taxation of Interest

Any individual holder of Restructuring Loans or Restructuring Notes, who is resident, or ordinarily resident, in the UK for tax purposes, or who carries on a trade in the UK through a branch or agency to which the Restructuring Loans or Restructuring Notes are attributable, will be liable to UK income tax on interest in respect thereof.

Accrued Income Scheme

A holder disposing of Restructuring Loans or Restructuring Notes will be chargeable to tax on income, under the rules of the accrued income scheme as set out in Chapter II of Part XVII of ICTA 1988, on any interest which has accrued since the last interest payment date on a just and reasonable basis, if that holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Restructuring Loans or Restructuring Notes are attributable (as investments).

Taxation of the Equity

Dividends

Drax Group Limited will not be required to withhold tax at source from dividend payments it makes.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

United Kingdom Corporation Tax Payers

(a)	Holders of Equity who are within the charge to United Kingdom corporation tax and which hold the Equity as trading stock will be liable to corporation tax on any dividends received from Drax Group Limited as part of their normal trading profits.

(b)	Other holders of Equity which are within the charge to United Kingdom corporation tax will not normally be subject to tax on dividends received from Drax Group Limited. Such a holder will not be able to claim repayment of the tax credit attaching to any such dividend.

Other United Kingdom Tax Payers — individuals

An individual shareholder who is resident in the United Kingdom for tax purposes and who receives a dividend from Drax Group Limited will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder’s liability to income tax is calculated on the aggregate of the dividend and the tax credit (the gross dividend) which will be regarded as the top slice of the individual’s income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A United Kingdom resident shareholder who is not liable to income tax at a rate in excess of the basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder’s liability to income tax on the dividend. A United Kingdom resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against this liability. The effect of the set-off of the tax credit is that such a shareholder will have to account for additional tax equal to 25 per cent. of the cash dividend received.

Non-residents

A shareholder who is resident outside the United Kingdom will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by Drax Group Limited, subject to the provisions of any double tax treaty between the United Kingdom and his country of residence. Persons who are not resident in the United Kingdom should consult their own professional advisers as to whether they are entitled to reclaim any part of the tax credit, the procedure for doing so and what relief or credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit.

Disposal of Equity

A disposal of Equity by UK residents, or non-UK residents who carry on a trade in the UK through a branch or agency to which the Equity is attributable, could give rise to a liability to capital gains tax (or corporation tax on chargeable gains). The cost of the Equity for the purposes of calculating any gain or loss will depend on the apportionment of the consideration given between the Restructuring Loans, Restructuring Notes and the Equity.

Stamp Duty and SDRT

There will be no charge to United Kingdom stamp duty or SDRT in respect of cancellation of the debt owing under the Facility Agreement, the Hedging Termination Payments or the Senior Bonds.

Issue and transfer of the Restructuring Loans and Restructuring Notes

No stamp duty or SDRT should be payable on the issue or transfer by delivery of the Restructuring Loans and the Restructuring Notes.

No stamp duty or SDRT should be payable by a Scheme Creditor in respect of the arrangements for the distribution of Restructuring Loans or Restructuring Notes under the Schemes.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

Issue of Equity under the Schemes

No liability to stamp duty or SDRT will arise on the issue of Equity by Drax Group Limited.

Subsequent transfers of Equity

As Drax Group Limited is incorporated in the Cayman Islands and will not maintain a share register in the UK, no stamp duty or SDRT should be payable on any transfer of Equity provided that no conveyance or transfer is executed in or subsequently brought into the UK.

Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction other than the United Kingdom should consult his professional adviser.

PART B — UNITED STATES FEDERAL INCOME TAX

The following is a discussion of the principal US federal income tax consequences to Senior Bondholders and Definitive Holders that are US Holders (as defined below) of the exchange of the Senior Bonds for Restructuring Loans, Restructuring Notes and Equity (the Restructuring Securities) in connection with the Restructuring, the acceptance of the Cash Elections, the receipt of the Restructuring fees and other cash payments and the ownership and disposition of the Restructuring Securities. This discussion assumes that the US Holders hold the Senior Bonds and will hold the Restructuring Securities as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (IRS) rulings and pronouncements and judicial decisions in effect as of the date of this Scheme Document all of which may change, possibly with retroactive effect.

For purposes of this discussion:

(a)	the term US Holder means a Senior Bondholder or Definitive Holder that is a beneficial owner of Restructuring Securities that is, for US federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organised in the United States or under the laws of the United States or of any state of the United States, (iii) an estate whose income is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and at least one US person has authority to control all substantial decisions of the trust;

(b)	the term Issuer means (i) with respect to the Equity, Drax Group Limited, (ii) with respect to the Restructuring Loans, InPower 2 and (iii) with respect to the Restructuring Notes, NoteCo; and

(c)	the term Exchange means the exchange by the US Holders of the Senior Bonds for the Restructuring Securities and any cash, including Restructuring fees and any proceeds from Cash Elections that is paid to the US Holders pursuant to the Restructuring on the Effective Date.

This discussion does not address all aspects of US federal income taxation that may be relevant to US Holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, employee stock ownership plans, brokers, dealers in securities or currencies, subchapter S corporations, entities treated as partnerships for US federal income tax purposes, and tax-exempt organisations, (2) persons who hold the Senior Bonds or will hold the Restructuring Securities as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the US dollar, (4) persons that use a mark-to-market method of accounting and (5) persons who for US federal income tax purposes will be considered as owning 10 per cent. or more, directly or by attribution, of InPower 2, NoteCo or Drax Group Limited. In addition, this discussion does not address alternative minimum taxes or state, local or non-US taxes.

The US federal income tax treatment of the exchange of the Senior Bonds for the Restructuring Securities in connection with the Restructuring, the acceptance of the Cash Elections, the receipt of the Restructuring fees and other cash payments and the ownership and disposition of the Restructuring Securities is complex and involves questions regarding the timing and character of income and losses as to which there may not be a certain answer. In particular, no statutory, administrative or judicial authority directly addresses the treatment of the

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

Restructuring Loans, Restructuring Notes or similar instruments for US federal income tax purposes. No ruling will be sought from the IRS regarding the US federal income tax consequences of the exchange of the Senior Bonds for the Restructuring Securities or any other matters. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that described below could adversely affect the amount, timing and character of income, gain or loss in respect of the receipt, ownership or disposition of the Restructuring Securities. Senior Bondholders are urged to consult their own tax advisers with respect to the US federal income tax consequences of the exchange of the Senior Bonds for the Restructuring Securities in connection with the Restructuring, the acceptance of the Cash Elections, the receipt of the Restructuring fees and other cash payments and the ownership and disposition of the Restructuring Securities in light of their own particular circumstances, as well as the effect of any state, local or non-US tax laws.

Classification of the Restructuring Securities

The classification of a purported debt instrument as debt or equity for US federal income tax purposes is a complex determination that is based on all of the relevant facts and circumstances and that involves weighing a number of factors. A US Holder that treats the Restructuring Securities as debt or equity for US federal income tax purposes in a manner that is inconsistent with the Issuer’s treatment (as described below) must disclose the inconsistent treatment on its US federal income tax return. US Holders are urged to consult with their own tax advisors with respect to the classification of the Restructuring Securities as debt or equity for US federal income tax purposes.

Classification of A1 Debt

Under US federal income tax principles, the A1 Debt should be treated as debt. The Issuer intends to treat the A1 Debt as debt for US federal income tax purposes, and the remainder of this discussion assumes this treatment.

Classification of A2 Debt

The proper treatment of the A2 Debt for US federal income tax purposes is uncertain. The Issuer intends to treat the A2 Debt as equity for US federal income tax purposes and, except as specifically noted, the remainder of this discussion assumes this treatment. There can be no assurance, however, that the IRS will not contend, and that a court will not ultimately hold, that the A2 Debt is debt of the Issuer.

Classification of A3 Debt

The A3 Debt should be treated as equity under US federal income tax principles. The Issuer will treat the A3 Debt as equity for US federal income tax purposes, and the remainder of this discussion assumes this treatment. There can be no assurance, however, that the IRS will not contend, and that a court will not ultimately hold, that the A3 Debt is debt of the Issuer. If the A3 Debt were treated as debt of the Issuer, the US federal income tax consequences would differ materially from those described below.

Classification of B Debt

Under US federal income tax principles, the B Debt should be treated as debt. There can be no assurance, however, that the IRS will not contend, and that a court will not ultimately hold, that the B Debt is equity of the Issuer or, alternatively, that the holders of B Debt are properly treated for US federal income tax purposes as assignees of Drax Opco’s rights with respect to the TXU Claim. If the B Debt were treated as equity or the holders of the B Debt were treated as the assignees of Drax Opco’s rights with respect to the TXU Claim, the US federal income tax consequences would differ materially from those described below. The Issuer will treat the B Debt as debt for US federal income tax purposes, and the remainder of this discussion assumes this treatment.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

Classification of Equity

For US federal income tax purposes, the Equity will be treated as equity of Drax Group Limited.

Tax Treatment of the Receipt by US Holders of the Restructuring Securities and Cash

The Restructuring Securities and any cash, including the proceeds of the Cash Elections and the Restructuring fees, that is paid on the Effective Date should be treated for US federal income tax purposes as having been transferred to the US Holders of the Senior Bonds in exchange for the holders’ Senior Bonds in connection with the Exchange.

For US federal income tax purposes, the Exchange will be treated as a taxable exchange unless the Exchange, when taken together with the cancellation of the Bank Loan in consideration for the distribution of the Restructuring Securities and cash to the Senior Banks pursuant to the Restructuring, is treated as a transaction described in section 351 of the Code.

Treatment of Exchange as a Taxable Exchange or a Transaction Described in Section 351 of the Code

A transfer of property to a corporation in exchange for shares of the corporation generally will be a transaction described in section 351 of the Code if, immediately after the transfer, the transferors hold 80 per cent. of the voting shares and 80 per cent. of each class of non-voting shares of the corporation (the 80 per cent. Control Test). A transfer that satisfies the foregoing requirements, however, will not be a transaction described in section 351 if the transferee corporation is treated as an “investment company” and the transfer results in a diversification of the transferors’ interests. A corporation will be an “investment company” if more than 80 per cent. of its assets consist of stock, securities, money and other specified property held for investment. For this purpose, a corporation that owns 50 per cent. or more, by vote or by value, of the shares of a subsidiary corporation is treated as owning its proportionate share of the subsidiary corporation’s assets.

The characterisation of the Exchange as a taxable exchange or as part of a transaction described in section 351 of the Code depends on whether the Additional Eurobonds held by InPower 2 will be classified as debt or equity for US federal income tax purposes, the percentage of Restructuring Loans that will be held by NoteCo following the Restructuring, whether the Senior Banks, the Hedging Banks and IPR elect to receive Restructuring Notes in the Restructuring, and whether the 80 per cent. Control Test will be satisfied with respect to NoteCo and InPower 2, none of which is currently known.

•	If the Additional Eurobonds held by InPower 2 are treated as debt for US federal income tax purposes, InPower 2 and NoteCo should each be treated as an investment company, and the Exchange generally should be treated as a taxable exchange. If none of the Senior Banks, the Hedging Banks and IPR elects to receive Restructuring Notes in connection with the Restructuring, however, and the 80 per cent. Control Test is also satisfied, there can be assurance that the IRS will not contend, and that a court will not ultimately hold, that the transfer of Senior Bonds by the US Holders that elect to receive Restructuring Notes is a transfer of the Senior Bonds to NoteCo in exchange for Restructuring Notes and cash in a transaction described in section 351 of the Code;

•	If the Additional Eurobonds are treated as equity for US federal income tax purposes, InPower 2 will be treated as owning its proportionate share of the assets of Drax Holdings and Drax Opco and therefore InPower 2 will not be treated as an investment company. In these circumstances, if the 80 per cent. Control Test is satisfied with respect to InPower 2, the Exchange of Senior Bonds for Restructuring Loans and cash should be treated as a transaction described in section 351 of the Code; and

•	If the Additional Eurobonds are treated as equity for US federal income tax purposes, NoteCo will be treated as an investment company and therefore the Exchange should be treated as a taxable exchange with respect to US Holders of Senior Bonds that elect to receive Restructuring Notes unless the 80 per cent. Control Test is satisfied with respect to NoteCo and either (i) NoteCo holds 50 per cent. or more of the Restructuring Loans following the completion of the Restructuring or (ii) none of the Senior Banks, the Hedging Banks and IPR elects to receive Restructuring Notes in connection with the Restructuring, in which case the Exchange of

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

Senior Bonds for Restructuring Notes and cash should be treated as a transaction described in section 351 of the Code.

US Holders are urged to consult their own tax advisers regarding the treatment of the Exchange as a taxable exchange or as part of a transaction described in section 351 of the Code.

Tax Consequences of Taxable Exchange and Transaction Described in Section 351 of the Code

If the Exchange is treated as a taxable exchange, each US Holder will recognise gain (or loss) in respect of the holder’s Senior Bonds based on the difference between (i) the aggregate fair market value of the Restructuring Securities and any cash that the holder receives pursuant to the Restructuring and (ii) the holder’s adjusted tax basis in its Senior Bonds. Each US Holder’s tax basis in the Restructuring Securities will equal their respective fair market values.

If the Exchange, when taken together with the cancellation of the Bank Loan in consideration for the distribution of the Restructuring Securities and cash to the Senior Banks pursuant to the InPower Scheme, is treated as a transaction described in section 351 of the Code:

•	Each US Holder will recognise gain, but not loss, in respect of the holder’s Senior Bonds. The amount of gain recognised will equal the lesser of (i) the amount by which the aggregate fair market value of the Restructuring Securities and any cash, including Restructuring fees and any proceeds from a Cash Election, that is paid to the holder pursuant to the Restructuring on the Effective Date exceeds the holder’s adjusted tax basis in the Senior Bonds and (ii) the aggregate fair market value of the A1 Debt, A2 Debt (if the A2 Debt is treated as Debt), B Debt and Equity and the amount of the cash that the holder receives pursuant to the Restructuring; and

•	Each US Holder’s tax basis in the A1 Debt, A2 Debt, B Debt and Equity that the holder receives pursuant to the Restructuring will equal their respective fair market values, and the holder’s tax basis in the A3 Debt that the holder receives pursuant to the Restructuring will equal the holder’s adjusted tax basis in its Senior Bonds, decreased by the aggregate fair market value of the A1 Debt, A2 Debt, B Debt and Equity and the amount of any cash, including Restructuring fees and any proceeds from a Cash Election, that is paid to the holder pursuant to the Restructuring on the Effective Date, and increased by the amount of gain (if any) that the holder recognises.

For purposes of determining the amount of gain (or loss) recognized by a US Holder in respect of the holder’s Senior Bonds and the holder’s tax basis in the Restructuring Securities, the fair market value of the A1 Debt, B Debt and, if the A2 Debt is treated as debt, the A2 Debt, will be the debt instrument’s issue price determined as discussed below under “— Tax Treatment of the Ownership and Disposal of the A1 Debt and the B Debt (and A2 Debt if Treated as Debt) — Issue Price”. Gain (or loss) recognised by a US Holder in respect of the holder’s Senior Bonds will generally be capital gain (or loss). In the case of gain (or loss) recognised by a US Holder in respect of Sterling-Denominated Senior Bonds, the US dollar value of the gain (or loss) will generally be calculated by reference to the spot exchange rate in effect on the date of the Exchange. Gain (or loss) that is recognised in respect of Sterling-Denominated Senior Bonds will be ordinary income (or loss) to the extent it is attributable to fluctuations in currency rates between the date of purchase and the date of the Exchange, and any excess gain (or loss) will generally be capital gain (or loss). See “— Tax Treatment of the Ownership and Disposal of the A1 Debt and the B Debt (and A2 Debt if Treated as Debt) — Sale, Exchange, Retirement or Other Disposition of A1 Debt and B Debt (and A2 Debt if Treated as Debt)”.

Tax Treatment of the Ownership and Disposal of the A1 Debt and B Debt (and A2 Debt if Treated as Debt)

For purposes of the discussion under this heading, (i) the term Debt Security means any of the A1 Loans, A2 Loans and B Loans issued by InPower 2 and the A1 Notes, A2 Notes and B Notes issued by NoteCo and (ii) it is assumed that the A2 Debt will be treated as debt for US federal income tax purposes. As discussed above, under “— Classification of Restructuring Securities — Classification of A2 Debt”, the Issuer intends to treat the A2 Debt as equity for US federal income tax purposes. If the A2 Debt is treated as equity for US federal income

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tax purposes, the tax treatment of the ownership and disposal of the A2 Debt will be as described under “—Tax Treatment of the Ownership and Disposal of A2 Debt, A3 Debt and Equity”.

Issue Price

The Restructuring Securities will be treated as an investment unit for purposes of the original issue discount (OID) rules. Under the rules applicable to investment units, the issue price of each Debt Security will depend on whether the Senior Bonds and the Debt Securities comprising the investment unit are treated as publicly traded for purposes of the OID rules. Under the OID rules, a debt instrument generally will be treated as publicly traded if, among other things, at any time during the 60-day period ending 30 days after the issue date of the debt instrument either

(i)	the debt instrument is treated as appearing on a “quotation medium”, which is a system of general circulation that provides a reasonable basis to determine fair market value by disseminating recent price quotations or actual prices of recent sales transactions; or

(ii)	price quotations for the debt instrument are readily available from dealers, brokers or traders, unless (1) no other debt instrument of the issuer is treated as publicly traded (determined without regard to this clause (ii)), (2) the maturity date of the debt instrument is more than 3 years after the latest maturity date of the issuer’s other debt instruments that are treated as publicly traded or (3) the covenants contained in the debt instrument relating to the issuer’s performance are materially less restrictive than the covenants included in all the issuer’s other debt instruments that are treated as publicly traded.

Based on the lack of recent trading, InPower 2 and NoteCo believe that the Senior Bonds presently should not be treated as publicly traded despite their listing on the Luxembourg Stock Exchange. There can be no assurance, however, that the Senior Bonds or Debt Securities will not be treated as publicly traded during the 60-day period ending 30 days after the Effective Date.

•	If the Senior Bonds are treated as publicly traded for purposes of the OID rules, the issue price of the investment unit will equal the fair market value of the Senior Bonds on the Effective Date, and the issue price of the Debt Securities comprising the investment unit will be determined by allocating the issue price of the investment unit to the Debt Securities, the A3 Debt and the Equity on the basis of their relative fair market values.

•	If the Senior Bonds are not treated as publicly traded for purposes of the OID rules, the issue price of the A3 Debt and the Equity will equal their respective fair market values and the issue price of each Debt Security that is not treated as publicly traded will equal its stated principal amount. The rules for determining the issue price of a Debt Security that is treated as publicly traded, however, are not entirely clear. InPower 2 and NoteCo intend to take the position that if the Senior Bonds are not treated as publicly traded, the issue price of each Debt Security that is not publicly traded will equal its fair market value, determined as of the issue date of the Debt Security.

The allocation of the issue price for the Restructuring Securities by InPower 2 and NoteCo is generally binding on US Holders. A US Holder, however, may use a different allocation if it explicitly discloses to the IRS that it is using a different allocation. In general, this disclosure must be made on a statement attached to the timely filed US federal income tax return of the US Holder for the taxable year that includes the acquisition date of the Restructuring Securities.

Variable Rate Debt Instruments

A “variable rate debt instrument” (VRDI) is a debt instrument that (i) has an issue price that does not exceed the total noncontingent principal payments by more than an amount equal to the lesser of (1) 0.015 multiplied by the product of the total noncontingent principal payments and the weighted average maturity of the debt instrument and (2) 15 per cent. of the total noncontingent principal payments, (ii) provides for stated interest (compounded or paid at least annually) at the current value of a qualifying variable rate of interest, including a “qualified floating rate”, and (iii) does not provide for any principal payments that are contingent. Principal payments that are contingent as to timing will not be treated as contingent for purposes of the VRDI rules if the debt instrument

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provides for alternative payment schedules that apply upon the occurrence of a contingency and the yield of the debt instrument is the same under all possible payment schedules. If a debt instrument provides for interest at a variable rate but does not qualify as a VRDI, it will be treated as a “contingent payment debt instrument” (described below under “—Contingent Payment Debt Instruments”).

The issue price of the A1 Debt is not expected to exceed its principal amount and the A1 Debt will bear interest at a qualified floating rate. Accordingly, InPower 2 and NoteCo will treat the A1 Debt as a VRDI if (i) InPower 2 and NoteCo determine that the principal payments on the A1 Debt are not contingent for purposes of the VRDI rules because the A1 Debt provides for alternative payment schedules that apply upon the occurrence of a contingency and (ii) the A1 Debt’s issue price equals its stated principal amount and therefore the yield of the A1 Debt will be the same under all possible payment schedules.

Taxation of Interest and OID

If the A1 Debt is treated as a VRDI, each US Holder of the A1 Debt will include, as ordinary interest income, any payments of “qualified stated interest” in respect of the A1 Debt. “Qualified stated interest” generally means stated interest that is unconditionally payable at least annually at a single fixed rate. Interest on a VRDI that is unconditionally payable at least annually generally is also qualified stated interest.

In general, if the issue price of the A1 Debt is less than the “stated redemption price at maturity” by an amount that equals or exceeds a “de minimis amount” equal to  1/4 of 1 per cent. of the stated redemption price at maturity of the A1 Debt multiplied by its weighted average maturity, the A1 Debt will be considered to be issued with OID equal to the difference between its stated redemption price at maturity and its issue price. “Stated redemption price at maturity” means the sum of all payments to be made with respect to the A1 Debt other than payments of qualified stated interest. If the A1 Debt is issued with OID, then each US Holder, regardless of the US Holder’s regular method of accounting, generally will be required to accrue its pro rata share of the OID on a constant-yield basis and include the accruals in income without regard to the timing of actual payments.

The amount of qualified stated interest and OID, if any, that accrues in respect of a VRDI during an accrual period is generally determined assuming that the VRDI bears a fixed rate of interest that is equal to the value, as of the issue date, of the qualified floating rate, and that qualified stated interest (or, if there is no qualified stated interest, OID) allocable to an accrual period is increased (or decreased) if the interest actually paid during the accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period.

Foreign Currency Rules

If the A-1 Debt is treated as a VRDI, because it is denominated in pounds sterling special foreign currency rules will apply to qualified stated interest and OID with respect to the A1 Debt. The amount of qualified stated interest paid with respect to the A1 Debt that is includible in income by a US Holder that uses the cash method of accounting for US federal income tax purposes is the US dollar value of the amount paid, as determined on the date of actual or constructive receipt by the US Holder, using the spot rate of exchange on such date. Each US Holder that uses the accrual method of accounting will be required to include in income the US dollar value of the amount of qualified stated interest and OID that has accrued with respect to the A1 Debt during the relevant accrual period. (A similar rule applies to a cash basis US holder with respect to any OID on the A1 Debt.) The US dollar value of accrued qualified stated interest or OID generally is determined by translating such income at the average rate of exchange for the accrual period (or with respect to an accrual period that spans two taxable years, at the average exchange rate for the partial period within the relevant taxable year). A US Holder may elect, however, to translate accrued interest or OID using the spot rate in effect on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, using the spot rate in effect on the last day of the relevant taxable year). If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a US Holder may translate accrued interest or OID using the spot rate in effect on the date of receipt. The above election will apply to all other debt obligations held by the US Holder and may not be changed without the consent of the IRS. US Holders are urged to consult with their tax advisors before making the above election. Each US Holder will recognise, as ordinary income or loss, foreign currency exchange gain or loss with respect to accrued interest or OID on the date the interest or OID is actually or constructively received, reflecting fluctuations in currency exchange rates between the exchange rate used to

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determine the accrued interest or OID for the relevant accrual period and the date such interest or OID is actually or constructively received.

Contingent Payment Debt Instruments

Debt instruments that provide for one or more contingent payments (including debt instruments that provide for interest at a variable rate but do not qualify as VRDIs) are treated as “contingent payment debt instruments”. If the A2 Debt or B Debt has an issue price that is less than its stated principal amount, because it is treated as publicly traded or issued in exchange for property that is publicly traded, it should be treated as a contingent payment debt instrument as a result of the uncertainty as to the timing and amount of payments under the Restructuring Date Waterfall and the Cash Flow Waterfall. If the A2 Debt or B Debt has an issue price that equals its stated principal amount because it is not treated as publicly traded or issued in exchange for property that is publicly traded, it should be treated as a VRDI subject to the rules discussed above under “—Variable Rate Debt Instruments”.

Taxation of OID

OID with respect to a contingent payment debt instrument that is treated as publicly traded or that is issued in exchange for property that is treated as publicly traded is generally determined under the so-called “non contingent bond method”.

•	First, the issuer determines, as of the issue date, the comparable yield for the contingent payment debt instrument. The comparable yield is generally the yield at which the issuer would issue a fixed rate debt instrument with terms and conditions similar to those of contingent payment debt instrument (including the level of subordination, term, timing of payments and general market conditions, but not taking into consideration the riskiness of the contingencies or the liquidity of the debt instrument), but which is not less than the “applicable federal rate” (the AFR). Under proposed Treasury regulations, in the case of a contingent payment debt instrument that is denominated in UK pounds sterling, the comparable yield and the comparable fixed rate debt instrument are determined in UK pounds sterling, and the AFR is the UK pounds sterling rate of interest that is based on yields (with the appropriate compounding period) of the highest grade of outstanding marketable obligations denominated in UK pounds sterling with similar maturity dates.

•	Second, the Issuer constructs a projected schedule of payments (the Payment Schedule). Under proposed Treasury regulations, the Payment Schedule must be determined in UK pounds sterling. The Payment Schedule is determined as of the issue date and generally remains in place throughout the term of the debt instrument. The Payment Schedule includes each noncontingent payment and a projected amount for each contingent payment. The Payment Schedule must produce the comparable yield determined as described above. The excess of the sum of all payments included on the Payment Schedule over the debt instrument’s issue price will generally constitute OID. Each US Holder will be required to accrue the OID on a constant-yield basis and include the accrual in gross income as interest. Under proposed Treasury regulations, the accrual of interest is determined in UK pounds sterling and then translated into US dollars at an average exchange rate or, at the holder’s election, at the appropriate spot rate, in accordance with the methodology described under “— Variable Rate Debt Instruments — Foreign Currency Rules”.

•	Third, differences between the actual contingent payments made to a US Holder in the holder’s taxable year and the projected payments for the taxable year are aggregated to determine the net positive or net negative adjustment and are taken into account, in the case of a net positive adjustment, as additional interest income or, in the case of a net negative adjustment, first as a reduction in interest for such year and thereafter as ordinary loss, to the extent of the holder’s aggregate interest inclusions on the debt instrument. Any excess net negative adjustment generally may be carried forward to reduce future interest inclusions and to reduce the amount realised on the debt instrument. Under proposed Treasury regulations, net positive and net negative adjustments are calculated in UK pounds sterling. A net positive adjustment is translated into US dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account or, if earlier, the date the debt instrument is disposed of or terminated. A net negative adjustment first reduces the current year accrued but unpaid interest and then current year accrued and paid interest. Any remaining net negative adjustment is allocated first to accrued and unpaid interest from previous years on a last-in-first-out

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basis, translating into US dollars at the same rate used to translate the corresponding interest, and thereafter is allocated to accrued and paid interest from previous years, translating into US dollars at the spot rate on the date the debt instrument was issued.

Under proposed Treasury regulations, a US Holder of a UK pound sterling denominated debt instrument that is subject to the noncontingent bond method will recognise, as ordinary income or loss, exchange gain or loss based on the difference between the amount of interest that is actually or constructively received, translated into US dollars at the spot rate on the date the interest is actually or constructively received, and the amount determined by translating the interest paid or received into US dollars at the rate at which the accrued interest was translated. The amount of foreign currency gain or loss that a US Holder will recognise with respect to principal that is actually or constructively received is determined by translating the amount that is actually or constructively received into functional currency at the spot rate on the date of payment and subtracting the amount determined by translating the principal into functional currency at the spot rate on the date the debt instrument was issued. For purposes of these rules, payments under the debt instrument generally will be allocated first to interest and then to principal.

Each US Holder of a debt instrument that is a contingent payment debt instrument subject to the noncontingent bond method may obtain a copy of the Payment Schedule described above by calling (i) in the case of InPower 2, Louise Kerhoat at +44 1534 609 000 and (ii) in the case of NoteCo, Katrina Frith at +44 1534 609 000. InPower 2 and NoteCo’s determination of the Payment Schedule must be used by each US Holder unless the Payment Schedule is unreasonable and the US Holder discloses to the IRS that it is using a different schedule.

Sale, Exchange, Retirement or Other Disposition of A1 Debt and B Debt (and A2 Debt if Treated as Debt)

If Treated as VRDIs

In general, each US Holder’s tax basis in a Debt Security that is treated as VRDI will equal the holder’s initial tax basis in such instrument, increased by any amount includible in income by the US Holder as OID in respect of such instrument and reduced by any payments in respect of such instrument other than payments of qualified stated interest. Upon a sale, exchange, retirement or other disposition of the debt instrument, a US Holder will generally recognise gain or loss equal to the difference between the amount realised on the sale, exchange, retirement or other disposition, less any accrued but unpaid qualified stated interest, which will constitute ordinary income if not previously included in income, and the US Holder’s tax basis in the debt instrument.

The amount that each US Holder realises with respect to a sale, exchange, retirement or other disposition of a VRDI generally will be the US dollar value of the payment received determined on the date of disposition of the VRDI (using the spot rate on such date). Gain or loss that is recognised will be ordinary income or loss to the extent it is attributable to fluctuations in currency rates between the date of purchase and the date of sale, exchange, retirement or other disposition. Each US Holder will recognise foreign currency gain (or loss) only to the extent of the total gain (or loss) realised by the US Holder on the sale, exchange, retirement or other disposition of the VRDI. Any gain (or loss) that the US Holder realises in excess of its foreign currency gain (or loss) generally will be capital gain (or loss) and generally will be long-term capital gain (or loss) if the US Holder held the VRDI for more than one year at the time of disposition. A US Holder who is an individual is entitled to preferential treatment for net long-term capital gains; however, the ability of a US Holder to offset capital losses against ordinary income is limited.

If Treated as Contingent Payment Debt Instruments

Each US Holder’s tax basis in a contingent payment debt instrument that is denominated in UK pounds sterling and is subject to the noncontingent bond method will equal the holder’s initial tax basis in the debt instrument, increased by the interest previously accrued by the holder determined without regard to any net positive or net negative adjustments, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the debt instrument. Under proposed Treasury regulations, increases in tax basis attributable to accrued interest are translated from UK pounds sterling into US dollars based on the rate at which the accrued interest was translated, and any noncontingent payment and the projected amount of any contingent payment generally are translated by first attributing the payment to accrued interest on a last-in-first-

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out basis, translating at the rate at which the accrued interest was translated, and thereafter to principal, translating at the spot rate in effect on the debt instrument’s issue date.

Upon the scheduled retirement of a debt instrument that is subject to the noncontingent bond method, a US Holder will be treated as realising an amount equal to any non-contingent payments and the projected amount of any contingent payment. If the amount paid is different than the projected amount, the projected contingent payment will be adjusted as described above under “—Contingent Payment Debt Instruments”. In addition, the amount realised is reduced by any negative adjustment carryforward. An unscheduled retirement of a debt instrument is treated as a repurchase of the debt instrument by the issuer from the holder for the amount paid by the issuer to the holder.

Under proposed Treasury regulations, a US Holder of a debt instrument that is denominated in UK pounds sterling and that is subject to the non contingent bond method will translate the amount realised on the scheduled retirement of a debt instrument by separating the UK pounds sterling amount realised into the component parts of interest and principal that make up the adjusted tax basis prior to translation, and translating each component part at the same rate used to translate the component parts of tax basis. Generally, the amount realised first will be translated by reference to the component parts of basis consisting of accrued interest, on a last-in-first-out basis. Any remaining portion of the amount realised will be translated by reference to the rate used to translate the component of basis consisting of principal. In the case of a sale, exchange or unscheduled retirement, the amount realised is first translated by reference to the principal component of basis and then by reference to the component of basis consisting of accrued interest, ordering those amounts on a first-in-first-out basis.

Under proposed Treasury regulations, a US Holder of a UK pounds sterling denominated debt instrument that is subject to the noncontingent bond method will recognise foreign currency gain or loss upon the sale, exchange or retirement of a debt instrument with respect to interest, based on the difference between the amount of interest that is realised, translated into US dollars as described above, and the amount determined by translating the interest at the rate at which the interest was translated when it accrued. The amount of foreign currency gain or loss that a US Holder will recognise with respect to payments of principal is determined by translating the amount of principal that is realised into US dollars as described above, and subtracting the amount determined by translating the principal into functional currency at the spot rate on the date the debt instrument was issued. For purposes of these rules, payments received upon the sale, exchange or retirement of a debt instrument generally will be allocated first to principal and then to interest.

Each US Holder will recognise foreign currency gain (or loss) only to the extent of the total gain (or loss) on the sale, exchange or retirement of a debt instrument that is subject to the noncontingent bond method.

Tax Treatment of the Ownership and Disposal of A2 Debt, A3 Debt and Equity

For purposes of the discussion under this heading, (i) Equity Security means the Equity, the A2 Loans and the A3 Loans issued by InPower 2, the A2 Notes and the A3 Notes issued by NoteCo and (ii) Issuer means (1) InPower 2, with respect to the A2 Loans and the A3 Loans, (2) NoteCo, with respect to the A2 Notes and the A3 Notes and (3) Drax Group Limited, with respect to the Equity.

Tax Treatment of Distributions

Subject to the passive foreign investment company rules and the foreign personal holding company rules discussed below, a distribution made with respect to an Equity Security will be treated as a dividend to the extent it is paid from the Issuer’s current and accumulated earnings and profits. If the distribution exceeds the Issuer’s current and accumulated earnings and profits, any excess will be treated first as a tax-free return of the US Holder’s investment, to the extent of the holder’s adjusted tax basis in the Equity Security. Any remaining excess will be treated as capital gain. The US dollar value of any dividends paid with respect to an Equity Security will generally be calculated by reference to the spot exchange rate in effect on the date of the dividend. To the extent a distribution is treated as a dividend, the dividend will not qualify for the dividends received deduction and will not be benefit from the reduced tax rates applicable to dividends paid from “qualified foreign corporations” to individuals.

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Current Inclusion of Dividend Income with respect to A2 Debt

For US federal income tax purposes, holders of redeemable preferred stock with a redemption price that exceeds its issue price by more than a “de minimis amount” equal to  1/4 of 1 per cent. of the redemption price multiplied by the term of the preferred stock generally will be required to treat the excess (Preferred Stock Discount) as constructive distributions that are includible in income on an economic accrual basis over the term of the preferred stock. A US Holder of redeemable preferred stock with Preferred Stock Discount will be required to accrue the Preferred Stock Discount over the term of the preferred stock using a constant yield method similar to that described above for accruing OID. Each accrual will be treated as a constructive distribution to the holder, and will be taxable as a dividend to the extent the distribution is treated as having been made out of the issuer’s current or accumulated earnings and profits and will otherwise be subject to the treatment described above under “—Tax treatment of distributions”.

Since it has a fixed maturity date, the A2 Debt should be treated as mandatorily redeemable for purposes of the Preferred Stock Discount rules. Although it is not entirely clear how the rules for accruing Preferred Stock Discount described above apply to the A2 Debt, the Issuer intends to accrue Preferred Stock Discount with respect to the A2 Debt by using rules similar to the rules for accruing OID discussed above under “Tax Treatment of the Ownership and Disposal of the A1 Debt and B Debt (and A2 Debt if treated as Debt)”. US Holders are urged to consult their tax advisors regarding the treatment of the A2 Debt under the Preferred Stock Discount rules.

Passive Foreign Investment Company Rules

In general, a foreign corporation will be treated as a “passive foreign investment company” (a PFIC) if either (i) 75 per cent. or more of its gross income constitutes “passive income,” or (ii) 50 per cent. or more of the average value of its assets consist of assets that produce passive income or that are held for the production of passive income. Look-through rules apply for purposes of determining whether income received from a related party is treated as active or passive. Additional rules treat a corporation that owns 25 per cent. or more by value of the shares of a subsidiary corporation as owning a proportionate share of the subsidiary corporation’s assets and as receiving directly a proportionate share of the subsidiary’s income. InPower 2 and Drax Group Limited should be treated as related parties under the look-through rules and, as a result, neither InPower 2 nor Drax Group Limited currently expects that it will be treated as a PFIC. However, because of uncertainty regarding the timing, amount and character of income and gain arising in connection with the Restructuring, there can be no assurance that InPower 2 will not be treated as a PFIC. Whether NoteCo will be treated as a PFIC is uncertain and will depend on (1) the percentage of Restructuring Loans that will be held by NoteCo and the percentage of Senior Bondholders, Senior Banks and Hedging Banks that will elect to receive Notes, which is currently unknown and (2) if NoteCo holds 25 per cent. or more of the Restructuring Loans and therefore is considered to own 25 per cent. or more by value of the shares of InPower 2, whether the income attributable to debt securities issued by Drax Holdings that is imputed to NoteCo under the 25 per cent. subsidiary rule, will be treated as income from a related party by virtue of InPower 2 and Drax Holdings being treated as related parties.

If an Equity Security held by a US Holder is treated as a share of a PFIC, the holder will be subject to a special tax and an interest charge at the time of the disposition of the Equity Security. The special tax is computed by assuming that the gain, if any, with respect to the Equity Security was earned in equal portions on each day during the holder’s period of ownership. The portion allocable to the year of the disposition is taxed as ordinary income. The portion allocable to each year prior to the year of disposition is taxed as ordinary income at the maximum marginal tax rate applicable to the prior year. An interest charge is imposed on the amount of the special tax in each prior year that is deemed to arise from the allocation of the gain to the prior year and is charged at the applicable rates imposed on underpayments of US federal income tax for the period commencing on the due date of the tax return for each prior period and ending on the due date of the tax return for the year of the gain. The special tax and interest charge would also apply to the receipt of an “excess distribution” with respect to the Equity Securities. In general, a shareholder of a PFIC is treated as having received an excess distribution to the extent that the amount of the distribution is more than 125 per cent. of the average annual distribution with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). If InPower 2, NoteCo or Drax Group Limited is a PFIC, a US Holder who acquires

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Equity Securities of the PFIC from a decedent dying on or before December 31, 2009 or after December 31, 2010 could under certain circumstances be denied the step-up of the income tax basis of such Equity Securities to fair market value at the date of death which would otherwise have been available.

Qualified Electing Fund Election

In the event that NoteCo or InPower 2 is treated as a PFIC, a US Holder may wish to make an election to treat that company as a “qualified electing fund” (a QEF) with respect to the holder to avoid the application of the potentially adverse US tax rules discussed above. Generally, a QEF election should be made with the filing of the US Holder’s federal income tax return for the first taxable year for which it holds an Equity Security of a PFIC. A U.S. Holder of A2 Debt or A3 Debt may wish to make this election on a protective basis in case NoteCo or InPower 2 is treated as a PFIC. If a timely QEF election is made, an electing US Holder would be required to include in gross income the holder’s pro rata share of the QEF’s ordinary earnings, and as long-term capital gain the holder’s pro rata share of the QEF’s net capital gain, whether or not distributed. As a result, an electing US Holder may recognise income in a taxable year in amounts significantly greater than the distributions received from the QEF with respect to the Equity Security in such taxable year. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, a US Holder may be permitted to elect to defer payment of some or all of the taxes on the QEF’s income subject to an interest charge on the deferred amount.

A US Holder that makes a timely QEF election will generally recognise capital gain or loss on the sale or other disposition of the shares of the QEF. The US Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in its QEF shares. Each US Holder’s tax basis in its QEF shares will be increased by any amount that the holder is required to include in gross income as a result of holding the QEF shares and reduced by any previously taxed amounts that are distributed to the holder with respect to its QEF shares.

In the event that NoteCo or InPower 2 is treated as a PFIC, that company will provide each US Holder, upon request, all information and documentation that a US Holder making a QEF election is required to obtain for US federal income tax purposes (including a PFIC annual information statement, as described in the applicable Treasury regulations).

Foreign Personal Holding Company Rules

In general, a corporation will be treated as a “foreign personal holding company” if (i) more than 50 per cent. of the voting power or value of its stock is owned, directly or by attribution, by five or fewer individuals who are US citizens or residents and (ii) 60 per cent. (or, under certain circumstances, 50 per cent.) or more of its gross income for a taxable year is foreign personal holding company income. In general, if InPower 2, NoteCo or Drax Group Limited is treated as an FPHC, the undistributed foreign personal holding company income of the FPHC would be currently includible in income by each US Holder who was deemed to hold Equity Securities of the FPHC on the last day of the FPHC’s taxable year. A US Holder’s basis in the Equity Securities of the FPHC will increase by any amounts included as income currently as described above. US Holders who dispose of all of their Equity Securities in a FPHC prior to the last day of the FPHC’s taxable year generally will not be subject to tax under these rules for that taxable year. If InPower 2, NoteCo or Drax Group Limited is treated as an FPHC, a US Holder who acquires Equity Securities from a decedent would, in certain circumstances, be denied the step-up of the income tax basis for the Equity Securities to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent’s basis.

Tax Treatment upon Sale or Disposition

Subject to the PFIC and FPHC rules described above, US Holders will generally recognise capital gain (or loss) on the sale or other disposition of the A2 Debt, A3 Debt and the Equity. Each US Holder’s gain (or loss) will equal the difference between the proceeds received by the holder and the holder’s tax basis in the A2 Debt, A3 Debt and Equity. The US dollar value of any gains or losses from the sale or exchange of an Equity Security in exchange for foreign currency will generally be calculated by reference to the spot exchange rate in effect on the date of the sale or exchange. Limitations apply to the deductibility of capital losses.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 17: TAX

Reportable Transactions

Under recently promulgated Treasury regulations, US Holders that participate in “reportable transactions” (as defined in the regulations) must attach to their US federal income tax returns a disclosure statement on Form 8886. US Holders are urged to consult their own tax advisors as to the possible obligation to file Form 8886 with respect to the exchange of the Senior Bonds for Restructuring Securities in connection with the Restructuring, the acceptance of the Cash Elections, the receipt of the Restructuring fees and the ownership and disposition of the Restructuring Securities or any related transaction, including, without limitation, the recognition of any loss on a disposition of any Senior Bonds, any Restructuring Securities or any non-US currency received as interest or dividends or as proceeds from any such disposition of the Notes.

Information Reporting and Backup Withholding

In general, US tax information reporting requirements will apply to certain payments of principal and interest (including OID) in respect of the A1 Debt, B Debt and the A2 Debt, if treated as debt, dividends paid on the Equity, the A3 Debt and the A2 Debt, if treated as equity, and the proceeds of sale of Equity and Restructuring Debt held by US Holders other than certain exempt persons (such as corporations). Backup withholding of US federal income tax may apply at applicable rates to payments of principal and interest, dividends and sales proceeds, if the US Holder fails to provide a correct taxpayer identification number or certification of exempt status or, with respect to certain payments, if the US Holder fails to report in full all interest and dividend income and the IRS notifies the payor of the US Holder’s under-reporting. Any amounts withheld under the backup withholding rules from a payment to a US Holder will generally be allowed as a refund or credit against the US Holder’s federal income tax liability if the US Holder follows the required procedures.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18
MATERIAL CONTRACTS

The following includes a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Drax Group or any member of the InPower Group within the three years immediately preceding the date of this document and those contracts entered into, or to be entered into, by any member of the Drax Group or any member of the InPower Group not in the ordinary course of business which contain any provision under which any member of the Drax Group or any member of the InPower Group has, or will have, any obligation or entitlement which is material to the Drax Group or the InPower Group respectively at the date of this document or on or about the date of implementation of the Restructuring. Where a summary contains a capitalised word or expression which is not otherwise defined in this document, that word or expression has the meaning given to it in the document being summarised.

PART A — OPERATIONAL CONTRACTS

1      Material Project Agreements

The rights and obligations of Drax Power under these agreements will be transferred to Drax Opco by the Business Transfer Agreement, details of which are set out in Section 2.1 of Part C of this Appendix. It is also proposed that Drax Opco will accede to the rights and obligations of Drax Power under the relevant direct agreements.

1.1 (a)	Agreement for the Sale of Coal dated 31st May, 2000 between RJB Mining (UK) Limited (now UK Coal) and Drax Power (the Coal Supply Agreement)

This agreement relates to the sale of coal by UK Coal to Drax Power. The agreement commenced on 1st April, 2001 and will end on 31st March, 2006.

Upon the occurrence of an event of default, such as an insolvency event or winding up event, the party not in default can terminate or suspend the agreement upon written notice of termination to the other party. In addition, if either party fails to make any payment due or perform any of its obligations under the agreement and fails to rectify the non-payment or the failure to perform its obligations for a period of 20 Business Days from the date it was notified of such failure, then the party not in default may terminate the agreement upon written notice to the defaulting party.

(b)	Direct Agreement dated 12th February, 2001 between RJB Mining Limited (UK) (now UK Coal), Drax Power and JPMorgan Chase Bank (in its capacity as Drax Security Trustee).

Under this direct agreement, UK Coal shall not terminate the Coal Supply Agreement without giving to JPMorgan Chase Bank at least 60 days’ prior written notice. During this time, UK Coal must take no action to terminate the Coal Supply Agreement and JPMorgan Chase Bank may step-in or seek to novate the Coal Supply Agreement to a suitable alternative entity. The right to step-in and/or seek a novation of the Coal Supply Agreement may also be exercised by JPMorgan Chase Bank upon an enforcement of its security.

1.2 (a)	Coal and Limestone Carriage Contract dated 12th July, 2001 between English Welsh and Scottish Railway Limited (EWS) and Drax Power (the EWS Rail Carriage Agreement)

This agreement relating to the transportation of coal and limestone to the Drax Power Station commenced on 1st April, 2001 and will end on 31st March, 2005 unless terminated earlier in accordance with its terms. The price payable to EWS is based on the tonnage of coal or limestone transported from specified locations, subject to the estimates of total volumes to be transported not being exceeded but subject to a minimum payment obligation. Coal or limestone to be moved in excess of the annual estimates will be charged at prices to be agreed at the time.

Either party may terminate the agreement upon 12 months’ written notice (which cannot take effect before 1st April, 2005), or for any material breach by the other party, which if capable of being

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

remedied has not been remedied within 30 days of notice of the breach being given, or for if the other party is subject to certain insolvency events.

(b)	Direct Agreement dated 13th July, 2001 between English Welsh and Scottish Railway Limited (EWS Railway), Drax Power and JPMorgan Chase Bank (in its capacity as security trustee)

Under this direct agreement, EWS Railway shall not terminate the EWS Rail Carriage Agreement without giving to JPMorgan Chase Bank at least 60 days’ prior written notice. During this time, EWS Railway must take no action to terminate the EWS Rail Carriage Agreement and JPMorgan Chase Bank may step-in or seek to novate the EWS Rail Carriage Agreement to a suitable alternative entity. The right to step-in and/or seek a novation of the EWS Rail Carriage Agreement may also be exercised by JPMorgan Chase Bank upon an enforcement of its security.

1.3	Intellectual Property and Know-How Licence dated 18th August, 1999 between National Power plc (now IPR) and Drax Power

Under this agreement National Power licensed to Drax Power all the material intellectual property rights and know-how used to operate the Drax Power business at the Drax Power Station. Subject to certain exceptions, the licences shall continue in force until decommissioning of the Drax Power Station (unless otherwise terminated in accordance with the licence). National Power was paid £10,692,000 for the licence, which may be used by Drax Power solely in support of the internal business of the Drax Power Station.

Subject to certain exceptions, the licence may be terminated if Drax Power or any guarantor of Drax Power is insolvent or for a material breach of the licence which is not remedied within 90 days of a request to do so. The licence may also be terminated on 30 days’ notice if Drax Power challenges or assists others to challenge the validity of any intellectual property rights in the licensed products or intellectual property that are the subject of the licence. In addition, the licence may be terminated for an unremedied breach (upon the expiry of a period of 30 days’ written notice to remedy the breach) should Drax Power seek to use the intellectual property rights for purposes other than those envisaged by the licence or in a geographical location other than the Drax Power Station.

PART B — FINANCE CONTRACTS

1.     Restructuring Loans Finance Documents

1.1	Facility Agreement to be dated the Effective Date between, amongst others, InPower 2 and the Lenders

Under this agreement, the InPower 2 is indebted for the A1 Loans, the A2 Loans, the A3 Loans and the B Loans. The terms of each of these Restructuring Loans are summarised in detail in Appendix 10.

1.2	Group Account Agreement to be dated the Effective Date between Drax Opco, Drax Power, Drax Limited, Drax Electric, Drax Holdings and Drax Group Limited, JPMorgan Chase Bank acting in its capacity as Account Bank, Drax Security Trustee, Eurobond Trustee, Further Eurobond Trustee and B Facility Eurobond Trustee and Deutsche Bank AG London acting in its capacity as senior agent

Under this agreement, Drax Opco, Drax Limited, Drax Electric, Drax Holdings and Drax Group Limited are obliged to maintain certain bank accounts with JPMorgan Chase Bank in accordance with certain restrictions regarding the withdrawal of funds from these accounts. This agreement, together with the InPower 2 Account Agreement summarised below, provides the mechanism for the operation of the Cash Flow Waterfall described in Appendix 10, Part A, section 8.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(i)	Drax Opco

Drax Opco is required to maintain the following accounts with JPMorgan Chase Bank:

1. Proceeds Account

All revenues of Drax Opco (except revenues to be paid into the TXU Proceeds Account, the Compensation Account, the Insurance Proceeds Account and the Office Accounts, which are excluded from the Cash Flow Waterfall) must be paid into the Proceeds Account, and withdrawals may only be made from the Proceeds Account on an Interest Payment Date (after taking into account the Working Capital Reserve Amount (being the Working Capital Reserve Requirement plus the Reserveable Items as defined in the CALFA) or such greater working capital amount as may be agreed between Drax Opco and the Senior Agent) in accordance with the following order of payment:

(a)	Permitted Payments (as defined in the CALFA, including operating costs, coal costs, capital costs, taxes, currency hedging and the IPR Support Fee), payment of Fees (including fees, costs and expenses of the Facility Agent, Security Trustee, NoteCo, Advisors, Monitoring Committee and the Finance Parties) and transfers to the Office Accounts;

(b)	Payment of cash cover amounts under the Super Priority L/C Facility Agreement as a result of an acceleration under that agreement (Super Priority Acceleration Cash Cover);

(c)	Super priority L/C Payments;

(d)	if any Harich Swap payments are due on such Interest Payment Date certain payments in respect of the Harich Swaps, and the A1 Hedging Fixed Amount,

(e)	Harich Swap payments (if any) in excess of the A1 Interest;

(f)	if any Harich Swap payments are due on such Interest Payment Date, Preferred Distributions (as defined in the InPower 2 Facility Agreement, but includes payments under the intercompany loan agreements and dividends) up to the amount of A1 Interest less the Harich Swap payments (provided that such total amount is not be less than zero) pro rata with the balance of the A1 Hedging Fixed Amount due on such Interest Payment Date;

(g)	if any Harich Swap payments are due on such Interest Payment Date, Preferred Distributions up to the A1 amortisation amount (being the scheduled repayments of the A1 Loan) less the excess (if any) of the amount of Harich Swap payments over the amount of A1 Interest;

(h)	if any InPower 2 Swap payments are due on such Interest Payment Date, Preferred Distributions up to the amount of A1 Interest pro rata with payments of the A1 Hedging Fixed Amount;

(i)	if any InPower 2 Swap payments are due on such Interest Payment Date, Preferred Distributions of up to the aggregate of the A1 amortisation amount and an amount equal to the InPower 2 Swap payment due on such Interest Payment Date;

(j)	transfers to the A1 (Interest) Debt Service Reserve Account or, if the Interest Payment Date is not also a Transfer Date, transfers of the A1 Interest holding amount being the amount required to bring the A1 (Interest) Debt Service Reserve Account up to the maximum potential Required Balance (as determined under the CALFA) to the Holding Account;

(k)	Preferred Distributions up to the A2 Interest amount and the A2 deferred Interest amount pro rata with payments of A2 Hedging and the Novation Indemnity Debt;

(l)	transfers to the A2 Debt Service Reserve Account or, if the Interest Payment Date is not also a Transfer Date, transfers of the A2 holding amount to the Holding Account;

(m)	transfers to A1 (Principal) Debt Service Reserve Account or, if the Interest Payment Date is not also a Transfer Date, transfers of A1 principal holding amount to the Holding Account;

(n)	Preferred Distributions up to the A3 Interest amount;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(o)	transfers to the A3 Debt Service Reserve Account or, if the Interest Payment Date is not also a Transfer Date, transfers of the A3 holding amount to the Holding Account;

(p)	if such Interest Payment Date occurs on or after 31st December, 2005, Preferred Distributions up to the B Interest amount or, if the Interest Payment Date occurs prior to 31st December, 2005, transfers to the B Facility Listing Account of up to the sum of the B Interest amount and the B Interest deficit amount;

(q)	transfers to the B Debt Service Reserve Account or, if the Interest Payment Date is not also a Transfer Date, transfers of the B interest holding amount to the Holding Account;

(r)	Preferred Distributions up to the A1/A2 prepayment amount (together with any related hedging termination amounts, if any);

(s)	any residual balance standing to the credit of the Proceeds Account after payment of the foregoing shall be applied as a Preferred Distribution; and

(t)	Guarantee Payments (to include guarantee payments under the trust deeds in respect of the Drax Eurobonds and the Drax Intercreditor and Security Trust Deed).

This order of payment follows the Cash Flow Waterfall and provides a mechanism to ensure that amounts representing A1 Interest amounts are paid pro rata with any associated A1 Hedging Fixed Amount.

Amounts may be withdrawn from the Proceeds Account on dates other than Interest Payment Dates for the following purposes and in the following order of priority:

(a)	Permitted Payments, payment of Fees and transfers to the Office Accounts;

(b)	Super Priority Acceleration Cash Cover;

(c)	Super Priority L/C Payments; and

(d)	Guarantee Payments.

2. Office Accounts

These accounts will be held with a clearing bank for the purpose of making Permitted Payments.

3. Debt Service Reserve Accounts (DSRAs)

DSRAs will be maintained for each of A1 Interest, A1 Principal, A2, A3 and B. The DSRAs will be fully funded on the Effective Date to the extent there are funds available under the Restructuring Date Waterfall. Thereafter, to the extent there are funds available (in accordance with the Proceeds Account order of payment), each DSRA will be topped up on each Interest Payment Date to the Required Balance (as determined under the CALFA) in order to meet any future shortfall. If on an Interest Payment Date the balance of each DSRA is greater than the Required Balance, the excess will be transferred back to the Proceeds Account. If Drax Opco has insufficient funds on an Interest Payment Date to make Super Priority L/C Payments or otherwise service its debt obligations, it can withdraw cash from the DSRAs in order to make such payments. The DSRAs can only be withdrawn from at or below the level of ranking to which that payment relates (e.g. if an A2 Interest payment cannot be made, Drax Opco may make Preferred Distributions from the A2 DSRA, the A3 DSRA and the B DSRA in that order).

4. Holding Account

This account operates as a suspense account for when it is not possible to calculate the amount required to be transferred to the relevant DSRA on an Interest Payment Date. Any funds paid into this account for this reason are held in suspense until such time as it is possible to calculate the Required Balance for each DSRA. As and when this calculation can be made, the appropriate amount is either transferred to the relevant DSRA or otherwise, to the extent that any debt payments could not be made on the relevant Interest Payment Date, such amounts are paid by way of Preferred Distributions (in accordance with the same order of payment as the Proceeds Account).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

5. Compensation Account

Any amounts of compensation received by Drax Opco must be paid into this account and then on the next Interest Payment Date such amounts are paid by way of Preferred Distributions (to the extent they exceed £10,000,000 in any annual accounting period).

6. Insurance Proceeds Account

Any amounts of insurance proceeds received by Drax Opco must be paid into this account and, to the extent they are not required to be applied to restore, reinstate or replace the asset lost or damaged, are paid by way of Preferred Distributions on the next Interest Payment Date.

7. B Facility Listing Account

This account is described in paragraph (iii) below.

8. TXU Proceeds Account

This account is described in paragraph (iii) below.

(ii)	Other Drax Companies

Each of Drax Power, Drax Limited, Drax Electric and Drax Holdings will be required to maintain two separate accounts, and the second of such accounts will be used to ring-fence the TXU Proceeds and B Facility Interest Payments prior to 31st December, 2005 at each level of the Drax Group. The B Facility Accounts are described in paragraph (iii) below. The other Accounts will be used for passing through Preferred Distributions from Drax Opco to Drax Holdings, and such amounts will be paid by Drax Holdings on each Interest Payment Date (or each Transfer Date which is not an Interest Payment Date) in accordance with the following order of priority:

(a)	Payment of Fees (on any date);

(b)	Eurobond Coupon payments;

(c)	Further Eurobond Interest payments;

(d)	On or after 31st December, 2005, B Facility Eurobond Interest payments;

(e)	Eurobond Coupon prepayments;

(f)	Further Eurobond Deferred Interest payments;

(g)	Further Eurobond Principal payments;

(h)	On or after 31st December, 2005, B Facility Eurobond Deferred Interest payments; and

(i)	On or after 31st December, 2005, B Facility Eurobond Principal payments.

The Group Account Agreement also provides for mandatory prepayments of compensation and insurance proceeds and voluntary prepayments in accordance with the InPower 2 Facility Agreement.

Drax Group Limited will maintain a subscription account for the purpose of holding subscription monies received in respect of its shares.

(iii)	B Facility Accounts

Any TXU Proceeds received by Drax Opco, or B Facility Interest held in suspense until 31st December, 2005, will be paid into separate B Facility Accounts so that these amounts remain ring-fenced at all times. This ring-fencing will continue up the chain of Drax companies until the TXU Proceeds and B Interest amount are received by Drax Holdings and applied by it in accordance with the B Facility Eurobonds Terms and Conditions.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

The following accounts are defined as B Facility Accounts:

1. B Facility Listing Account

Any amounts of B Interest which are paid prior to 31st December, 2005 (in accordance with the Proceeds Account order of payment) must be paid into this suspense account so that such amounts are ring fenced from other funds. On 31st December, 2005 the balance of this account must be transferred upstream by way of Preferred Distributions to other B Facility Accounts.

2. TXU Proceeds Account

Any TXU Proceeds received by Drax Opco must be paid into this account and then immediately transferred upstream by way of Preferred Distributions to other B Facility Accounts.

3. Drax Power B Account

Any amounts received by Drax Power from any B Facility Account are held in a separate Drax Power B Facility Account, and must be immediately transferred upstream by way of Preferred Distributions to other B Facility Accounts.

4. Drax Limited B Account

Any amounts received by Drax Limited from any B Facility Account are held in a separate Drax Limited B Facility Account, and must be immediately transferred upstream by way of Preferred Distributions to other B Facility Accounts.

5. Drax Holdings B Account

Any amounts received by Drax Holdings from any B Facility Account are held in a separate Drax Holdings B Facility Account. Any amounts received in respect of TXU Proceeds must be immediately applied in prepayment of the B Facility Eurobonds in accordance with the B Facility Eurobonds Terms and Conditions. Any amounts received on 31st December, 2005 in respect of B Interest must be applied in payment of the B Facility Eurobonds Coupons in accordance with the B Facility Eurobonds Terms and Conditions.

1.3	InPower 2 Account Agreement to be dated the Effective Date between InPower 2, InPower, BondPower, the InPower Security Trustee, the Account Bank and the Facility Agent

Under this agreement, InPower 2 is obliged to maintain the InPower 2 Debt Service Account, the InPower 2 Operating Account, the B Loan Principal Account and the B Loan Interest Account with the Account Bank. InPower and BondPower are each obliged to maintain a pledged account (the InPower Pledged Account and the BondPower Pledged Account respectively) and an operating account (the InPower Operating Account and the BondPower operating account respectively) with the Account Bank. This agreement, together with the Group Account Agreement summarised above provides the mechanism for the operation of the Cash Flow Waterfall described in Appendix 10, Part A, Section 8.

(i)	InPower 2 Debt Service Account

Revenues received by InPower 2 (except those revenues received as repayments or interest on the B Facility Eurobond (see (iii) below)) will be paid into the InPower 2 Debt Service Account. Amounts received by InPower 2 into the InPower 2 Debt Service Account pursuant to a prepayment under the Eurobonds and Further Eurobonds in respect of insurance or compensation monies received or for reason of change in control or illegality of any Lender shall be applied in mandatory prepayment under the relevant provision of the InPower 2 Facility Agreement. Any withdrawals from the InPower 2 Debt Service Account not for the purposes of mandatory prepayment will be applied for the purposes and in the order of priority as set out in the InPower 2 Debt Service Account Waterfall described in paragraph (v) below.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(ii)	InPower Pledged Account and BondPower Pledged Account

Revenues received by either InPower or BondPower will be paid into the InPower Pledged Account and the BondPower Pledged Account respectively. Withdrawals may only be made from these accounts for the purposes of paying sums owed by InPower or BondPower under the InPower 2 Finance Documents.

(iii)	B Loan Principal Account and B Loan Interest Account

Amounts received as repayments under the B Facility Eurobond are to be deposited into the B Loan Principal Account and amounts received as interest on the B Facility Eurobond are to be deposited into the B Loan Interest Accounts for the purposes of meeting payment obligations under the B Loans.

Amounts standing to the B Loan Interest Account and B Loan Principal Account shall be withdrawn on any date and applied in payment of interest on the B Loan and principal on the B Loan respectively prior to amounts being withdrawn from the InPower 2 Debt Service Account.

(iv)	Operating Accounts

The InPower 2 Operating Account, InPower Operating Accounts and BondPower Operating Accounts will be funded from the InPower 2 Debt Service Account in accordance with the InPower 2 Debt Service Waterfall and withdrawals from each are to be used to pay fees, costs and expenses incurred by InPower 2, InPower or BondPower respectively and any charitable payments which each company will have to make.

The agreement provides for the amounts and method by which such amounts are to be paid into each account and the procedures, purposes and priorities in which cash may be withdrawn from each of these accounts.

(v)	InPower 2 Debt Service Account Waterfall

Withdrawals from the InPower 2 Debt Service Account are only permitted after amounts from the B Loan Principal Account and the B Loan Interest Account are drawn and applied in accordance with the agreement.

Withdrawals may be made on each Interest Payment Date and/or the relative Final Determination Date (except in the case of withdrawals for payment of fees (see (a) below) or mandatory prepayments in respect of change of control or illegality, in which case withdrawals may be made at any time) from the InPower 2 Debt Service Account and are to be applied in the following order of priority for the following purposes:

(a)	Fees, costs, and expenses incurred under the InPower 2 Facility Agreement to include but not limited to agents’ fees, monitoring committee fees and advisers’ fees and fees payable to the directors of InPower 2 including any applicable tax thereon;

(b)	Interest on A1 Loans;

(c)	Principal on A1 Loans;

(d)	InPower 2 Swap payments;

(e)	Payments to Harich;

(f)	Interest on A2 Loans;

(g)	Interest on A3 Loans;

(h)	Interest on B Loans;

(i)	Prepayment of A1 Loans and A2 Loans;

(j)	Deferred interest on A3 Loans;

(k)	Principal on A3 Loans;

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(l)	Deferred interest on B Loans;

(m)	Principal on B Loans; and

(n)	Transfers to InPower 2 Operating Account, InPower Operating Account and BondPower Operating Account.

1.4	Calculations and Forecasting Agreement to be dated the Effective Date between InPower 2 and the Facility Agent

This agreement (the CALFA) provides that on each Interest Payment Date, being either the 30th June or the 31st December in any given year and the dates on which the Cash Flow Waterfall is to be run, the following forecasts (each as defined in the CALFA) will each be prepared:

(a)	the A1 DSRA (Interest) Required Balance;

(b)	the A1 DSRA (Principal) Required Balance;

(c)	the A2 DSRA Required Balance;

(d)	the A3 DSRA Required Balance;

(e)	the B DSRA Required Balance; and

(f)	the Working Capital Reserve Requirement.

The CALFA also provides that after an Insurance Event (as defined in the InPower 2 Facility Agreement) where a revised forecast is required under the terms of the InPower 2 Facility Agreement the following forecasts (each as defined in the CALFA) will each be prepared:

(a)	the A2 Loan Life Cover Ratio (where the A2 Loan, but no A1 Loan remains outstanding);

(b)	the A3 Loan Life Cover Ratio (where the A3 Loan, but no A2 Loan remains outstanding);

(c)	the B Loan Life Cover Ratio (where the B Loan, but no A3 Loan remains outstanding); and

(d)	the Insurance Event Debt Service Cover Ratio.

Each forecast will be prepared using the computer model which produced the financial projections (the Scheme Projections) set out in Appendix 9, as updated from time to time in accordance with the provisions of the CALFA.

The CALFA provides that each forecast to be prepared will set out details of the economic, tax, technical, primary electricity and coal market parameters and secondary electricity and coal market parameters which are all to be agreed or determined prior to that forecast being prepared, and on which that forecast is to be based.

Each forecast (whether prepared in relation to an Interest Payment Date or pursuant to an Insurance Event) will also contain inter alia, projections in relation to Forecast Wholesale Electricity Receipts, Gross Revenues, Permitted Payments and Net Cash Flow (each as defined in the CALFA) for each six month interest payment period until the Final Repayment Date (as defined in the CALFA).

The revenue projections will be calculated on the basis of load factors and long term capture prices used for the Scheme Projections, as updated from time to time in accordance with the CALFA, published price indices for periods which these are available (and subject to a 15 per cent. prudential discount) and the actual contracted position of Drax Opco at the time of preparation of the projections. The load factor is reflected in the generation sold into the wholesale electricity market and the revenue projections are prepared on the basis that the balancing market makes no overall contribution to the available cashflows.

The Working Capital Reserve Requirement is a requirement (defined in the CALFA) that on an Interest Payment Date the minimum projected balance on the Proceeds Account (as defined in the CALFA) after all other payments made on such Interest Payment Date and after accounting for the relevant Intra-Month Adjustment Factor (as defined in the CALFA) should result in a minimum projected balance on the

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

Proceeds Account for the three interest payment periods following that Interest Payment Date, which is the sum of £10,000,000, and where that Interest Payment Date falls on or before the 30th June, 2004, all payments specified in paragraphs 2(a) to 2(h) of Schedule 2 of the Group Account Agreement and all payments falling due under the Super Priority Facilities during the next three interest payment periods, and where that Interest Payment Date falls after 30th June 2004 all payments falling due under the Super Priority Facilities during the next three interest payment dates but no payments specified at Schedule 2 of the Group Account Agreement, provided that this Working Capital Reserve Requirement shall not exceed £50 million.

The CALFA provides that not later than 30 business days prior to a forecast date, InPower 2 will procure, to the extent that it is able to do so, that Drax Opco notify the InPower 2 Facility Agent of its reasonable, good faith proposals in relation to the technical, economic, tax and primary electricity and coal market parameters to be used to prepare the next forecast, and its proposals as to the value of the Interest Deductibility Amounts (as defined in the CALFA) on the basis of the interest deductibility scenarios set out in the computer model. In addition to the InPower 2 Facility Agent, the Independent Engineer (as defined in the CALFA) will also be notified by Drax Opco in relation its proposals for the technical parameters.

The CALFA also provides that 15 business days prior to a forecast date, InPower 2 will procure, to the extent it is able to do so, that Drax Opco notify the InPower 2 Facility Agent of its reasonable, good faith proposals in relation to the secondary electricity and coal market parameters.

If InPower 2 and the InPower 2 Facility Agent are unable to agree the values for the technical parameters, primary electricity and coal market parameters and secondary electricity and coal market parameters, tax and other financial parameters, and economic parameters within 5 business days of receipt by the relevant party of the other’s proposals the matters under dispute will be referred to an Expert (as defined in the CALFA) for resolution.

If any of all of the values of the forecast parameters are to be referred to an Expert for resolution, the Facility Agent shall instruct the Expert to give their decision as soon as practicable and in any event within 15 business days of receipt of their instructions.

The Expert shall be an appropriate, independent third party and is to be appointed by agreement between InPower 2 and the InPower 2 Facility Agent.

In relation to the following parameters the Expert shall be:

(a)	with respect to the primary electricity and coal market parameters, the Electricity and Coal Market Adviser (as defined in the CALFA);

(b)	with respect to the secondary electricity and coal market parameters, the Model Auditor (as defined in the CALFA); and

(c)	with respect to the Interest Deductibility Amount, Mr Rex Bretten Q.C., or if he is, in the opinion of the Monitoring Committee (as defined in the CALFA) no longer a full-time practising barrister of good standing, the person nominated for the time being by the President of the Law Society, and such Expert will make a determination based on the interest deductibility scenarios set out in the computer model.

In relation to the following parameters the Expert shall be a person nominated on the application of the InPower 2 Facility Agent by:

(a)	with respect to the technical parameters, the president for the time being of the Institute of Electrical Engineers;

(b)	with respect to the economic parameters, the chairman for the time being of the Henley Centre for Forecasting Limited; and

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(c)	with respect to the tax and other financial parameters (other than in relation to the Interest Deductibility Amount) the president for the time being of the Institute of Chartered Accountants of England and Wales.

The CALFA provides that the Expert is not bound to choose either the proposal of InPower 2 or the InPower 2 Facility Agent but remains free to make his own determinations of the points referred to him.

The Expert’s determination shall (except in the case of manifest error) be binding on all the parties provided that in relation to all referrals (other than in relation than the Interest Deductibility Amounts) the value of the relevant parameter or calculation must be within the range of proposals created by InPower 2 and the InPower 2 Facility Agent. The Expert’s general duty is to act as an expert and not an arbitrator, and their costs shall be borne by InPower 2.

The CALFA provides that no later than 8 business days prior to any forecast date InPower 2 will deliver to the InPower 2 Facility Agent a draft forecast, utilising the computer model, containing details of each of ratios/calculations (on the basis set out above) and determined in accordance with the forecast parameters or where required the submissions to the expert.

If the forecast parameters and/or calculations have not been agreed or determined by this date the preparation of the draft forecast will be deferred until such parameters or calculations are actually agreed or determined. This would result in certain amounts being held in a suspense account when the cashflow waterfall is initially run.

The CALFA provides that a forecast is “finally determined” when the draft forecast prepared by InPower 2 is agreed by the InPower 2 Facility Agent, or a forecast is notified by the InPower 2 Facility Agent to the Lenders (as defined in the CALFA) and InPower 2 on the basis set out earlier, or in the event that there has been a referral to an Expert and such determination was not available when InPower 2 prepared the draft forecast, a further revised draft forecast (utilising those values) is agreed by the InPower 2 Facility Agent, or notified by the InPower 2 Facility Agent to the Lenders and InPower 2.

InPower 2 undertakes in the CALFA that prior to 1st May, 2004 it will have, in consultation with the Monitoring Committee (and subject to the approval of the Instructing Group (as defined in the CALFA)), created a fully integrated 24 month working capital model consisting of monthly cash flow forecasts to be integrated into the existing computer model.

The CALFA also provides that InPower 2 and the Monitoring Committee can (in certain specified circumstances) make certain required changes to the computer model and sets out the procedure and timing for agreeing and implementing those required changes.

1.5	Harich Swaps and Calculation Agency Agreement

For information in relation to the agreements constituting the Harich Swaps and the Calculation Agency Agreement, please refer to Appendix 13, Part B.

1.6	Credit Support Facility to be dated on or before the Effective Date between Drax Opco and the Credit Support Lenders

The terms of this agreement are summarised in Appendix 10, Part A, Section 6.

1.7	Interest Rate Swap dated 30th October, 2003 between Commerzbank AG, London Branch and Drax Opco

The terms of this agreement are summarised in Appendix 14, Part A, Section 1.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

2      Security and Intercreditor Agreements in respect of the Drax Group

2.1	The New Drax Intercreditor and Security Trust Deed to be dated the Effective Date between, amongst others, the Drax Companies and the Drax Security Trustee

This deed provides for the intercreditor and security arrangements in respect of the obligations of the Drax Group. The deed deals with the rating of claims owed to creditors, permitted payments of intercompany debt, payments to the Drax Security Trustee, subordination on insolvency, enforcement of security and the payment of proceeds of enforcement of security.

(i) Ranking of claims

The ranking of claims is as follows:

First	all amounts owing by the Drax Group under the Super Priority Facilities (the Super Priority Debt) and amounts owed to Commerzbank in respect of the Restructured Hedging to the extent that it is designated Super Priority (the Super Priority Restructured Hedging Debt) (pari passu and rateably, with each other);

Second	the amounts owing by any Drax Company: (a) in respect of the Eurobonds (the Bond Debt) or to Harich in respect of Drax Harich Swap (the Harich Debt) in an aggregate amount not exceeding the amount of the A1 Loans and interest and other amounts owing in respect thereof (the A1 Amount) (and pari passu and rateably between them); (b) to the Hedging Banks under the Novation Indemnity (the Novation Indemnity Debt) to the extent that it is designated A1 (the A1 Novation Indemnity Debt); (c) to Commerzbank in respect of the Restructured Hedging, to the extent it is designated A1 (the A1 Restructured Hedging Debt) (d) to the Hedging Banks in respect of the A1 Priority A1 Hedging (the A1 Priority A1 Hedging Debt) (pari passu and rateably, with each other);

Third	the balance of the Bond Debt, the balance of the Harich Debt, the amounts owing to Commerzbank in respect of the Restructured Hedging, to the extent that it is designated A2 (the A2 Restructured Hedging Debt) and the Novation Indemnity Debt, to the extent that it is designated A2 (the A2 Novation Indemnity Debt) (pari passu and rateably, with each other);

Fourth	the amounts owing by any Drax Company in respect of the Further Eurobonds (the Further Bond Debt) the amounts owing to Commerzbank in respect of the Restructured Hedging, to the extent it is designated A3 (the A3 Restructured Hedging Debt) and the Novation Indemnity Debt, to the extent that it is designated A3 (the A3 Novation Indemnity Debt) (pari passu and rateably, with each other);

Fifth	the amounts owing by any Drax Company in respect of the B Facility Eurobonds (the B Facility Bond Debt), the amounts owing to Commerzbank in respect of the Restructured Hedging, to the extent it is designated B (the B Restructured Hedging Debt) and the Novation Indemnity Debt, to the extent that it is designated B (the B Novation Indemnity Debt) (pari passu and rateably, with each other);

Sixth	any amount owed to the Credit Support Lenders which is in breach of the deed; and

Seventh	the amounts owing by any Drax Company to any other Drax Company (the Intercompany Debt).

However, the B Facility Bond Debt, the B Restructured Hedging Debt and the B Novation Indemnity Debt shall rank first in right of priority and payment (pari passu and rateably, without any preference between them) in respect of payments made from the TXU Proceeds or from the accounts listed as the B Facility Accounts in Part B, Section 1.2, sub-section (iii) of Appendix 18.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(ii) Permitted Payments

Prior to the date on which all the Super Priority Debt, the Bond Debt, the Further Bond Debt, the B Facility Bond Debt, the Harich Debt, all amounts owing by the Drax Group to the Hedging Banks (the Hedging Debt) and the Novation Indemnity Debt have been discharged (such date being the Combined Senior Debt Discharge Date and such amounts and debts being together the Combined Senior Debt), payments of the Intercompany Debt are permitted if they are permitted by the terms and conditions of the Eurobonds, Further Eurobonds, B Facility Eurobonds and the Group Account Agreement.

(iii)	Payments in respect of Hedging Debt

No Hedging Bank shall receive any payment in respect of the Hedging Debt, except for:

(a)	scheduled payments made under the hedging agreements in accordance with the Group Account Agreement;

(b)	amounts received from the Drax Security Trustee following the enforcement of the security; or

(c)	amounts received pursuant to the permitted termination or close out of the hedging arrangements.

Each Hedging Bank is only permitted to terminate or close out of the hedging arrangements in respect of which its Hedging Debt arises if:

(a)	a payment due in respect of its Hedging Debt has not been paid ninety days after that Hedging Bank gave the Senior Agent notice of the same; or

(b)	the Eurobond Trustee, Further Eurobond Trustee, B Facility Eurobond Trustee or the Credit Support Facility Agent has accelerated the Bond Debt, Further Bond Debt, B Facility Bond Debt or debt owed to the Credit Support Lenders, as the case may be.

(iv) Turnover

Prior to the Combined Senior Debt Discharge Date:

•	any payment of the Combined Senior Debt other than in accordance with the Group Account Agreement or the deed;

•	any payment of Intercompany Debt which is not a permitted payment; and

•	any payment from any Drax Company to another Drax Company on account of the purchase, redemption or acquisition of the Combined Senior Debt or the Intercompany Debt (otherwise than to the extent permitted by the deed or the Group Account Agreement), must be paid to the Drax Security Trustee and applied by him in accordance with the Group Account Agreement and the deed.

(v) Subordination on insolvency

On the insolvency of a Drax Company:

•	the Intercompany Debt owed by such Drax Company is subordinate to the Combined Senior Debt; and

•	the Bond Debt, the Further Bond Debt, the B Facility Bond Debt, the Harich Debt, the Hedging Debt (to the extent that it is not Super Priority A1 Hedging or Super Priority Restructured Hedging Debt) and the Novation Indemnity Debt (together the Senior Debt) is subordinate to the Super Priority Debt and the Super Priority Restructured Hedging Debt.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(vi) Enforcement of Security

(a)	The Senior Agent may instruct the Drax Security Trustee to enforce the security if it has been instructed to do so by the Eurobond Trustee, the Further Eurobond Trustee or the B Facility Eurobond Trustee following the acceleration of the Bond Debt, Further Bond Debt or the B Facility Bond Debt respectively.

(b)	If the Credit Support Facility Agent wishes to accelerate the debt under the Credit Support Facility or take any other enforcement action, it must first deliver to the Senior Agent a declaration of intent specifying the relevant default. The Senior Agent will then have a period of 30 days in which it may nominate persons to purchase the debt owed to the Credit Support Lenders on 5 business days’ prior notice. If that debt is not so purchased within that period, the Credit Support Facility Agent may then accelerate that debt, take any enforcement action specified in the declaration of intent or instruct the Drax Security Trustee to enforce the security.

(c)	No holder of any Combined Senior Debt (other than the Drax Security Trustee, the Eurobond Trustee, the Further Eurobond Trustee, the B Facility Eurobond Trustee, Harich, the Senior Agent, the Credit Support Facility Agent or, to the extent described in (iii) above, the Hedging Banks) may accelerate their Combined Senior Debt or take any other enforcement action.

(d)	Until the Combined Senior Debt Discharge Date, no Drax Company may accelerate or enforce any Intercompany Debt or take any other enforcement action.

(vii) Proceeds of Enforcement

All proceeds from the enforcement of the security must be paid to the Drax Security Trustee and applied by it:

First	in payment of the costs, expenses and liabilities of the Drax Security Trustee and any receiver, attorney or agent in connection with carrying out its duties and exercising its powers and discretions;

Second	in payment of all costs and expenses incurred by or on behalf of any Combined Senior Creditor in connection with the enforcement, pari passu and rateably amongst them;

Third	towards the Super Priority Debt and the Super Priority Restructured Hedging Debt, pari passu and rateably amongst them;

Fourth	towards (a) the Bond Debt and the Harich Debt in an aggregate amount not exceeding the A1 Amount (and pari passu between them); (b) the A1 Priority A1 Hedging Debt; (c) the A1 Restructured Hedging Debt; and (d) the A1 Novation Indemnity Debt, pari passu and rateably amongst them;

Fifth	towards the balance of the Bond Debt, the balance of the Harich Debt, the A2 Restructured Hedging Debt and the A2 Novation Indemnity Debt, pari passu and rateably amongst them;

Sixth	towards the Further Bond Debt, the A3 Restructured Hedging Debt and the A3 Novation Indemnity Debt, pari passu and rateably amongst them;

Seventh	towards the B Facility Bond Debt, the B Restructured Hedging Debt and the B Novation Indemnity Debt, pari passu and rateably amongst them;

Eighth	towards any amounts owed to the Credit Support Lenders which are in breach of the deed; and

Ninth	to the Drax Company concerned or other person entitled thereto.

However, all proceeds from the enforcement of the security over the TXU Claim, the TXU Proceeds and/or the B Facility Accounts are applied towards the B Facility Bond Debt, the B Hedging Debt and the B Novation Indemnity Debt, pari passu and rateably between them, and once those debts are paid in full any remaining balance is applied according to the order above.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(viii) Replacement of the Credit Support Facility

Drax Opco may enter into a replacement Credit Support Facility if the existing facility is cancelled in full, the total commitments under the replacement facility do not exceed £100,000,000 (or such higher amount agreed to by the Senior Agent), the remuneration and fees paid under the replacement facility are based on the market for similar facilities and the other terms of the replacement facility are either substantially the same as the existing facility or are satisfactory to the Senior Agent.

(ix)	Senior Agent

The holders of the Bond Debt, Further Bond Debt, B Facility Bond Debt and the Harich Debt appoint Deutsche Bank AG London as their agent (the Senior Agent), who is instructed to act in accordance with the instructions of the Eurobond Trustee (or the Further Eurobond Trustee or the B Facility Eurobond Trustee).

(x)	Amendments

The deed restricts the amendment of the hedging documents, the Credit Support Facility documents, the documents evidencing the Intercompany Debt and the Common Documents (being the deed itself, the security documents and the Group Account Agreement) in the manner set out below:

(a)	Amendments to the hedging documents are only permitted if: (i) the consent of the InPower 2 Facility Agent is obtained; or (ii) each Drax Company will continue to comply with the hedging condition under the Eurobonds, Further Eurobonds and B Facility Eurobonds; or (iii) the amendment is a procedural or administrative change which does not increase any amount or change any currency payable by a Drax Company or alter the due date for a payment, or (iv) the amendment does not result in any Drax Company becoming liable to make an additional payment and would not impose an additional material obligation on any Drax Company.

(b)	Amendments to the Credit Support Facility documents are only permitted if (i) the consent of the InPower 2 Facility Agent is obtained; or (ii) the amendment is part of the replacement of the Credit Support Facility in accordance with the deed; or (iii) the amendment does not result in non-market fees, interest, remuneration or commission being payable by a Drax Company, amounts becoming due earlier than originally provided for and/or any additional material obligation being imposed on any Drax Company.

(c)	Amendments to the documents evidencing the Intercompany Debt are only permitted if the consent of the InPower 2 Facility Agent is obtained or such amendment is permitted by the documents which govern the Combined Senior Debt.

(d)	The consent of the InPower 2 Facility Agent and the Credit Support Facility Agent is required to amend a Common Document if that amendment would (i) amend a material term or be materially adverse to the interests of any of those to whom the Combined Senior Debt is owed (the Combined Senior Creditors); or (ii) result in the interest of any Combined Senior Creditor in the ranking and subordination arrangements, voting thresholds or arrangements relating to the enforcement of security being adversely affected; or (iii) result in the release of all or substantially all of the assets from the security, provided that:

•	in the situation described in (ii) above, the consent of any person to whom Novation Indemnity Debt or Hedging Debt is owed is also required if such person’s interests would be so adversely affected; and

•	an amendment to the Group Account Agreement to meet the requirements of a replacement account bank requires only the consent of the InPower 2 Facility Agent if that amendment does not adversely affect the interests of any Combined Senior Creditor in the ranking provided for in the Group Account Agreement.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

2.2	Letter to be deed dated the Effective Date in respect of the Drax Intercreditor and Security Trust Deed.

On the Effective Date a letter deed is to be entered into in respect of the Drax Intercreditor and Security Trust Deed by those parties to it who have surviving rights or obligations under it and certain other original parties to it. Pursuant to this letter, the parties to it agree that:

(a)	the trusts created under the Drax Intercreditor and Security Trust Deed by the Drax Security Trustee remain in full force and effect;

(b)	the security trustee under the Drax Intercreditor and Security Trust Deed shall act only on the instructions of the new Drax Security Trustee under the New Drax Intercreditor and Security Trust Deed;

(c)	The security trustee under the Drax Intercreditor and Security Trust Deed shall pay all amounts received by it under that deed, or as the result of enforcing any of the existing security which it holds, to the security trustee under the New Drax Intercreditor and Security Trust Deed;

(d)	if there is a conflict between a provision of the Drax Intercreditor and Security Trust Deed and the New Drax Intercreditor and Security Trust Deed or the letter, the New Drax Intercreditor and Security Trust Deed (or the letter, as the case may be) shall prevail;

(e)	any provision of the Drax Intercreditor and Security Trust Deed shall cease to apply to the extent that it is inconsistent with the New Drax Intercreditor and Security Trust Deed; and

(f)	if they execute the letter, AES Drax Acquisition Holdings Limited, AES Drax Investments Limited, AES Corporation, Drax Acquisition and AES Financing will each cease to have any rights, obligations or liabilities under the Drax Intercreditor and Security Trust Deed.

2.3	Debenture to be dated the Effective Date granted by the Drax Companies in favour of JPMorgan Chase Bank acting in its capacity as security trustee

Under this aggregate debenture, each of the Drax Companies gives a guarantee and mortgages, charges and assigns all of its assets in favour of JPMorgan Chase Bank as security for, amongst other things, the obligations under the Super Priority Facilities, the Eurobonds, the Additional Eurobonds, various hedging arrangements and the Drax Harich Swap. JPMorgan Chase Bank holds the security for, among others, the Super Priority LC Creditor, the InPower Group, various hedging banks and Harich.

2.4	Debenture to be dated the Effective Date granted by Harich in favour of Drax Opco

Under this debenture, Harich gives a guarantee and charges and assigns its rights under the InPower Harich Swap in favour of Drax Opco as security for Harich’s obligations under the Drax Harich Swap.

2.5	Cayman Islands Share Mortgages

Under the following mortgages, the relevant Drax Company mortgages and charges the relevant shares (and related rights) in favour of JPMorgan Chase Bank as security for, amongst other things, the obligations under the Super Priority Facilities, the Eurobonds, the Additional Eurobonds, various hedging arrangements and the Drax Harich Swap. JPMorgan Chase Bank holds the security for, amongst others, the Super Priority LC Creditor, the InPower Group, various hedging banks and Harich. The security is subject to the laws of the Cayman Islands.

(a)	Share mortgage relating to shares in Drax Intermediate to be dated the Effective Date granted by Drax Group Limited in favour of JPMorgan Chase Bank acting in its capacity as security trustee

(b)	Share mortgage relating to shares in Drax Holdings to be dated the Effective Date granted by Drax Intermediate in favour of JPMorgan Chase Bank acting in its capacity as security trustee

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(c)	Share mortgage relating to shares in Drax Electric to be dated the Effective Date granted by Drax Holdings in favour of JPMorgan Chase Bank acting in its capacity as security trustee

(d)	Share mortgage relating to shares in Drax Limited to be dated the Effective Date granted by Drax Electric in favour of JPMorgan Chase Bank acting in its capacity as security trustee

3	Security and Intercreditor Agreements in respect of the InPower Group

3.1	InPower 2 Intercreditor and Security Trust Deed to be dated the Effective Date between InPower 2 and, amongst others, the InPower Security Trustee

This agreement provides for the intercreditor and security arrangements in respect of the Restructuring Loans. The agreement provides for any intercompany debt, and sums owing under the InPower Harich Swap and certain other subordinated debt to rank behind the Restructuring Loans.

The agreement also contains usual provisions relating to subordination on insolvency, turnover, protection of subordination, application of proceeds of enforcement of security, restrictions on enforcement action and the appointment of the InPower Security Trustee. The InPower Security Trustee will enforce the Security granted to it and will give instructions in respect of the other Security in such manner as the Facility Agent shall instruct.

The proceeds of any recoveries by the InPower Security Trustee under the Security granted to it will be applied in accordance with the priorities set out in Appendix 11, Section 3.4.

3.2	Debenture to be dated the Effective Date granted by InPower 2, InPower and BondPower in favour of JPMorgan Chase Bank acting in its capacity as security trustee

Under this debenture, each of InPower 2, InPower and BondPower gives a guarantee and mortgages, charges and assigns all of its assets in favour of JPMorgan Chase Bank as security for, amongst other things, the obligations under the InPower 2 Facility Agreement and the InPower Harich Swap. JPMorgan Chase Bank holds the security for, amongst others, the Lenders.

3.3	Debenture to be dated the Effective Date granted by Harich in favour of InPower 2

Under this debenture Harich gives a guarantee and mortgages any shares held by it and charges and assigns its assets in favour of InPower 2 as security for Harich’s obligations under the InPower Harich Swap.

3.4	Jersey Security Interest Agreements relating to shares

Under the following security interest agreements each of InPower 2 and InPower assigns and delivers the relevant shares (and related rights) in favour of JPMorgan Chase Bank as security for, amongst other things, the obligations under the InPower 2 Facility Agreement and the InPower Harich Swap. JPMorgan Chase Bank holds the security for, among others, the Lenders. The security is subject to the laws of Jersey.

(a)	Security Interest Agreement relating to shares in InPower dated on the Effective Date granted by InPower 2 in favour of JPMorgan Chase Bank acting in its capacity as security trustee

(b)	Security Interest Agreement relating to shares in BondPower dated on the Effective Date granted by InPower in favour of JPMorgan Chase Bank acting in its capacity as security trustee

3.5	Jersey Security Interest Agreements relating to Bank Account Assignments

Under the following account assignments, each of InPower 2, InPower and BondPower assigns the relevant bank accounts in favour of JPMorgan Chase Bank as security for, amongst other things, the

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

obligations under the InPower 2 Facility Agreement and the InPower Harich Swap. JPMorgan Chase Bank holds the security for, amongst others, the Lenders. The security is subject to the laws of Jersey.

(a)	Account Assignment relating to the InPower 2 Debt Service Account, the B Loan Interest Account and the B Loan Principal Account dated on the Effective Date granted by InPower 2 in favour of JPMorgan Chase Bank acting in its capacity as security trustee

(b)	Account Assignment relating to the InPower Pledged Account dated on the Effective Date granted by InPower in favour of JPMorgan Chase Bank acting in its capacity as security trustee

(c)	Account Assignment relating to the BondPower Pledge Account dated on the Effective Date granted by BondPower in favour of JPMorgan Chase Bank acting in its capacity as security trustee

4.	Drax Eurobonds Documents

4.1.	Eurobonds

(a)	Second Supplemental Bond Subscription Agreement to be dated on or around the Effective Date between amongst others Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power, Drax Opco, InPower and InPower 2

This agreement amends and restates a subscription agreement dated 30th November, 1999 as modified (the Subscription Agreement) relating to the issue by Drax Holdings of the Eurobonds.

Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco will give certain undertakings, representations and warranties, pursuant to this agreement. They will also agree to indemnify InPower 2 for any Liability (as defined in the Eurobond Trust Deed), incurred by it, pursuant to the InPower 2 Facility Agreement and the other InPower 2 Finance Documents (as defined in the InPower 2 Facility Agreement). Pursuant to the Second Supplemental Bond Subscription Agreement, each of AES Financing, Drax Acquisition, AES Drax Investments Limited and AES Drax Acquisition Holdings Limited will cease to be a party to the Subscription Agreement.

(b)	Eighth Supplemental Bond Trust Deed to be dated on or around the Effective Date between Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power, Drax Opco and JPMorgan Chase Bank

The Eighth Supplemental Bond Trust Deed modifies and restates the Eurobond Trust Deed (as previously modified and/or restated by seven supplemental bond trust deeds) which constitutes the Eurobonds and contains, amongst other things, the irrevocable and unconditional guarantee, in favour of JPMorgan Chase Bank (in its capacity as Drax Security Trustee), by each of Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco of the payment of the principal and interest in respect of the Eurobonds and the Eurobond Coupons and all other sums payable now or in the future by Drax Holdings under or in connection with the Eurobond Trust Deed. Pursuant to the Eighth Supplemental Bond Trust Deed, each of AES Financing, Drax Acquisition, AES Drax Investments Limited and AES Drax Acquisition Holdings Limited will cease to be a party to the Eurobond Trust Deed.

(c)	Eurobond Waiver Letter to be dated on or around the Effective Date from JPMorgan Chase Bank to Drax Holdings and Drax Power

Under this letter, JPMorgan Chase Bank as Eurobond Trustee agrees to waive the event of default in the Terms and Conditions of the Eurobonds triggered by the non payment of the Eurobond Coupons provided that certain payments are made on the Effective Date and any other conditions therein are satisfied.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

4.2.	Further Eurobonds

(a)	Further Bond Subscription Agreement to be dated on or around the Effective Date between Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power, Drax Opco and InPower 2

Under this agreement, Drax Holdings agrees to issue and InPower 2 agrees to subscribe and pay for the Further Eurobonds. Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco will give certain undertakings, representations and warranties. They will also agree to indemnify InPower 2 for any Liability (as defined in the Further Bond Trust Deed), incurred by it, pursuant to the InPower 2 Facility Agreement and the other InPower 2 Finance documents (as defined in the InPower 2 Facility Agreement).

(b)	Further Bond Trust Deed to be dated on or around the Effective Date between Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power, Drax Opco and JPMorgan Chase Bank

The Further Bond Trust Deed constitutes the Further Eurobonds and contains, amongst other things, the irrevocable and unconditional guarantee, in favour of JPMorgan Chase Bank (in its capacity as InPower Security Trustee), by each of Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco of the payment of the principal and interest in respect of the Further Eurobonds and all other sums payable now or in the future by Drax Holdings under or in connection with the Further Bond Trust Deed.

Under the Further Bond Trust Deed, the Further Eurobond Trustee and the InPower Security Trustee shall only be able to take any action in relation to the Further Bond Trust Deed and/or the Further Eurobonds (including but not limited to accelerating the Further Eurobonds) to the extent that none of the Eurobonds remains outstanding.

4.3	B Facility Eurobonds

(a)	B Facility Bond Subscription Agreement to be dated on or around the Effective Date between Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power, Drax Opco and InPower 2

Under this agreement, Drax Holdings agrees to issue and InPower 2 agrees to subscribe and pay for the B Facility Eurobonds. Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco will give certain undertakings, representations and warranties. They will also agree to indemnify InPower 2 for any Liability (as defined in the B Facility Bond Trust Deed), incurred by it, pursuant to the InPower 2 Facility Agreement and the other InPower 2 Finance documents (as defined in the InPower 2 Facility Agreement).

(b)	B Facility Bond Trust Deed to be dated on or around the Effective Date between Drax Holdings, Drax Group Limited, Drax Intermediate, Drax Electric, Drax Limited, Drax Power and Drax Opco and JPMorgan Chase Bank

The B Facility Bond Trust Deed constitutes the B Facility Eurobonds and contains, amongst other things, the irrevocable and unconditional guarantee, in favour of JPMorgan Chase Bank (in its capacity as InPower Security Trustee), by each of Drax Limited, Drax Power, Drax Electric, Drax Group Limited, Drax Intermediate and Drax Opco of the payment of the principal and interest in respect of the B Facility Eurobonds and all other sums payable now or in the future by Drax Holdings under or in connection with the B Facility Bond Trust Deed.

Under the B Facility Bond Trust Deed, the B Facility Eurobond Trustee and the InPower Security Trustee will only be able to take any action in relation to the B Facility Bond Trust Deed and/or the B Facility Eurobonds (including but not limited to accelerating the B Facility Eurobonds) to the extent that none of the Eurobonds or the Further Eurobonds remains outstanding.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

5.	Senior Bond Waiver Agreement to be dated on or around the Effective Date between Drax Holdings and the Senior Bond Trustee

Under this agreement, the Senior Bond Trustee agrees to a modification to the terms of the Senior Bonds to allow interest that would otherwise fall due for payment on 31st December, 2003 to fall due on the Effective Date and all unpaid interest will be waived.

6.	Principal Trust Deed to be dated the Effective Date between, amongst others, NoteCo and The Bank of New York, as trustee

The Restructuring Notes are constituted by this trust deed, which contains all the conditions relating to the Restructuring Notes. The terms of the Restructuring Notes are summarised in detail in Appendix 12.

PART C — OTHER RESTRUCTURING CONTRACTS

1.     Scheme support and implementation

1.1	Cash-out Options Implementation Agreement dated 10th October, 2003 between IPR, Drax Holdings, Drax Opco, Drax Group Limited, InPower and InPower 2

Under the terms of the Restructuring, Existing Senior Creditors will be able to make Cash Elections. On 10th October, 2003 the COOIA was entered into between, amongst others, Drax Holdings and IPR in respect of the Cash Elections and was amended and restated on 14th November, 2003.

Pursuant to the COOIA, upon delivery of certain documentation by InPower to Drax Holdings and IPR, Drax Holdings will provide InPower 2 with an amount equal to the Actual Project Funds, the notional interest to be paid to Designated Recipients and the monies needed to subscribe for equity on behalf of IPR and Designated Recipients.

Pursuant to the COOIA, subject to the satisfaction of certain conditions and upon the delivery of certain documentation by Drax Holdings to IPR, IPR agrees to provide up to £100,000,000 to fund the A Cash Election (supported by the Letter of Credit) and up to £30,000,000 to fund the B Cash Election.

The COOIA is terminable, amongst other events, by IPR by giving notice to all the other parties to the COOIA:

1.	at any time within three Business Days of the posting of the Scheme Document, if the terms of, and the matters and transactions contemplated in, the Scheme Document (including the Cash Elections, and the Restructuring Date Waterfall) and the terms of, amongst other things, the InPower 2 Facility Agreement and InPower 2 Intercreditor and Security Trust Deed and Shareholders’ Agreement (or the New Articles) differ from those described in the COOIA or the Form 6-K filed by Drax Holdings with the SEC on 15th September, 2003 in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by the IPR Offer and the Form 6-K filed by Drax Holdings with the SEC on 30th June, 2003;

2.	at any time within three Business Days after the posting of the Scheme Document, if:

(a)	in IPR’s opinion (acting reasonably) there has been a change in the expected level or accuracy of the forecasts (the Forecasts) with regard to capital and operating expenditure contained within the Form 6-K filed by Drax Holdings with the SEC on 16th July, 2003 which might reasonably be expected to have a material adverse effect on the cash available for debt service of A2 Debt, provided that no account shall be taken of any change relating to:

(i)	power or coal prices;

(ii)	the condition of any entity which is an affiliate of Drax Holdings as at the date of the IPR Offer Letter which is, in IPR’s reasonable view, not relevant to the financial condition of the Drax Group; and

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(iii)	any information which has been fully, fairly and promptly disclosed to IPR by Drax Holdings in writing (save that in respect of any information disclosed after the date of the IPR Offer Letter, IPR may during the period of four weeks from IPR receiving such disclosure from Drax Holdings (or if shorter, during the period between such disclosure and the posting of the Scheme Document) notify Drax Holdings that such a change has occurred); and

(b)	the Forecasts are, or become, misleading in any respect by reason of their having been prepared (i) other than in good faith and/or (ii) on the basis of assumptions (other than in respect of coal or power prices) which were unreasonable at the time the Forecasts were made such that they might reasonably be expected to have a material adverse effect on the cash available for debt service of A2 Debt, assuming for the purposes of this paragraph 2, that the Forecasts had been made by reference to the circumstances existing at such time;

3.	at any time prior to the time at which the last office copy of the court order sanctioning the relevant Scheme (the Court Order) is delivered to the relevant registrar of companies for registration, if the definitive documentation required for the Restructuring (and any conditions precedent thereto), including any of the draft minutes of orders to sanction a Scheme filed with or provided to the relevant Court, is amended at any time after the posting of the Scheme Document but prior to and including the date on which the last court order sanctioning a Scheme is obtained such that any commercial term or condition contained in such amended documentation departs from the commercial terms and conditions of the COOIA or the Form 6-K filed by Drax Holdings with the SEC on 30th June, 2003 and the IPR Offer in a manner that is materially adverse to the interests of IPR;

4.	at any time prior to the time at which the last Court Order is delivered to the relevant registrar of companies for registration, if either:

(a)	either of the Schemes; or

(b)	the sale and purchase agreement pursuant to which Drax Holdings is to become a wholly owned indirect subsidiary of Drax Group Limited;

is amended after the Court Sanction Date (whether or not by court order) without the prior written approval of IPR;

5.	at any time within three Business Days after the date of the last Scheme Meeting, if any of the termination events contained in any of the Undertakings which apply after the date of the posting of the Scheme Document would, had such termination events been incorporated as termination events in the COOIA, entitle IPR to terminate the COOIA;

6.	at any time prior to the time at which the last Court Order is delivered to the relevant registrar of companies for registration, if any of the Undertakings lapse in accordance with their terms, save that IPR shall not be entitled to terminate the COOIA pursuant to this provision if both the Bank Steering Committee and the Ad Hoc Bond Committee have approved the publication of any document which is supplemental to the Scheme Document and the terms of such supplemental document do not differ from the IPR Offer and the Form 6-K filed by Drax Holdings with the SEC on 30th June, 2003 in a manner which is materially adverse to the interests of IPR;

7.	at any time prior to the time at which the last Court Order is delivered to the relevant registrar of companies for registration, if an injunction or any analogous relief is granted or given such as would or might prevent Drax Holdings becoming a wholly owned indirect subsidiary of Drax Group Limited on the time at which the last Court Order is delivered to the relevant registrar of companies for registration and, to the extent that any such injunction or analogous relief has been granted or given prior to the Court Sanction Date, it has not been lifted by the Court Sanction Date;

8.	at any time prior to the time at which the last Court Order is delivered to the relevant registrar of companies for registration, if certain insolvency events have occurred in relation to any one or more of Drax Holdings, Drax Power, InPower or InPower 2 (each a Relevant Person). An insolvency event shall have occurred in relation to a Relevant Person if:

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

(a)	meetings of the creditors, members, directors or duly appointed officers of the Relevant Person are convened by the Relevant Person at which resolutions are passed to take any of the actions referred to in clause (b) below;

(b)	a liquidator, receiver, administrator, administrative receiver, provisional liquidator, compulsory manager or other similar officer (each an Insolvency Officeholder) is appointed in respect of such Relevant Person or a material part of its assets or any analogous appointment is made in any jurisdiction in respect of such Relevant Person or a material part of its assets;

(c)	any security over a material part of such Relevant Person’s assets is or any analogous enforcement is taken in any jurisdiction by or on behalf of the Senior Banks or Senior Bondholders;

(d)	a letter of request or invitation to appoint an Insolvency Officeholder to a Relevant Person is sent by a Relevant Person (or a person on their behalf so authorised) to a creditor, agent or trustee under any relevant facility agreement, security document or guarantee or other relevant finance document including, without limitation, the Combined Senior Finance Documents and Senior Finance Documents (each as defined in the InPower Intercreditor and Security Trust Deed);

(e)	the Senior Banks or Senior Bondholders take, or instruct any of their agents, trustees or representatives to take, any action to enforce any right or remedy under the Combined Senior Finance Documents or the Senior Finance Documents which action would have the effect of causing (i) the debt due to the Senior Banks or Senior Bondholders to be due and payable in full, (ii) any of the consequences set out in paragraphs (a), (b), (c) or (d) of this paragraph 8 or (iii) the act of expropriation, attachment, sequestration, distress, execution or analogous event over the whole or any material part of the assets of any Relevant Person;

(f)	a notice of intention to appoint an Insolvency Officeholder in respect of a Relevant Person is filed and/or served by a Relevant Person (or a person on their behalf so authorised) or by or on behalf of the Senior Banks or Senior Bondholders;

(g)	a notice is sent to the members or creditors of any Relevant Person by the Relevant Person for the purpose of convening a meeting of members or creditors to commence the winding-up of the Relevant Person or the appointment of a liquidator to the Relevant Person or ratification of such appointment, save that none of the above shall constitute an Insolvency Event to the extent that the same is effected by the Security Trustee to facilitate the implementation of the Restructuring in a manner not materially adverse to the interests of IPR as set out in the IPR Offer and the Form 6-K filed by Drax Holdings with the SEC on 15th September, 2003; or

9.	at any time prior to the Court Sanction Date, if any indication has been received by IPR or any other party to the COOIA that the Gas and Electricity Markets Authority will or is likely to, as a result of the Restructuring:

(a)	impose any new licence condition of or otherwise amend the electricity generation licence granted to Drax Power, in each case in so far as is material;

(b)	revoke the electricity generation licence granted to Drax Power other than pursuant to Schedule 2, paragraph 1(e)(i) of that licence;

(c)	refuse or fail to grant a new generation licence to Drax Opco on materially the same terms as the existing generation licence of Drax Power;

(d)	revoke, impose any new condition of or otherwise amend the electricity generation licence granted to any of IPR, Deeside Power Development Company Limited (DPDCL) and Rugeley Power Generation Limited (RPGL), in each case in so far as is material; or

(e)	require any new undertaking or assurance of IPR, DPDCL or RPGL in connection with any of the generation licences held by them, in each case in so far as is material.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

In the event of the termination of the COOIA in accordance with its terms or the lapsing of the COOIA in the event the conditions are not satisfied by the required time, Drax Holdings has undertaken to IPR that it will forthwith present a reduction certificate (in the form set out in Annex 1 to the Letter of Credit) to the Issuing Bank, notifying the Issuing Bank that the amount that may be drawn down under the Letter of Credit will be permanently reduced to zero, and that the Letter of Credit will be returned to the Issuing Bank.

1.2	Escrow and Distribution Agreement dated 17th November, 2003 between Drax Holdings, InPower, InPower 2, The Bank of New York in its capacity, amongst other things, as the Distribution Agent and Global Depositary, Drax Group Limited, NoteCo, the Escrow Trustee, the Facility Agent, the Eurobond Trustee, BondCom, Capita IRG and Capita IRG (Offshore) Limited.

The form of the Escrow and Distribution Agreement is contained in Appendix 16.

1.3	Hedging Bank Agreement dated 9th October, 2003 between Drax Holdings, Drax Power, Drax Opco and the Hedging Banks.

Pursuant to this agreement:

(a)	Drax Power and the Interest Hedging Banks terminated each of the Interest Hedging Transactions and Drax Power entered into the Restructured Hedging; and

(b)	Drax Holdings and the Currency Hedging Banks terminated each of the Currency Hedging Transactions.

Each Interest Hedging Bank is obliged, on request from Drax Holdings, to agree to the novation to Drax Holdings of the termination sums owed to it from Drax Power. Drax Holdings intends to request such a novation before the Record Date. Each of Drax Power, Drax Opco and Drax Holdings agrees to indemnify each Interest Hedging Bank in respect of such novation (the Novation Indemnity).

Under this agreement, each Hedging Bank also agrees not to vote at the Drax Holdings Scheme Meeting.

1.4	Long Term Standstill Agreement dated 9th October, 2003 between amongst others, Drax Holdings and certain Existing Senior Creditors.

Certain members of the Drax Group have entered into the Long Term Standstill Agreement with, amongst others, the Eurobond Trustee, the Senior Bond Trustee and certain Senior Bondholders. The Long Term Standstill Agreement became effective on 10th October, 2003 and has a term which will end on 31st December, 2003, though there are certain termination events which could cause earlier termination of the Long Term Standstill Agreement.

The Long Term Standstill Agreement, and each standstill agreement which preceded it, was put in place to give the relevant members of the Drax Group a period of stability in which to negotiate and implement the Restructuring without the imminent threat of insolvency proceedings.

Pursuant to the terms of the Long Term Standstill Agreement, the Eurobond Trustee, Senior Bond Trustee and the Senior Bondholders party thereto agreed not to take any action to accelerate the Eurobond Coupons or the Senior Bonds (or take any other enforcement action) in respect of defaults arising, or anticipated to arise, during the term of the Long Term Standstill Agreement. In addition, certain defaults which had arisen before the effective date of the first standstill agreement (on 12th December, 2002), which mainly related to the termination of the TXU Contract, were waived permanently.

An equalisation fee accrues as a right granted to the Senior Bondholders under the terms of the Long Term Standstill Agreement (and each other standstill agreement). The parties also agree, under the terms of the Long Term Standstill Agreement, that Drax Power may place cash collateral required to support the letter of credit facility agreement into a separate account (up to a maximum of £40,000,000).

1.5	InPower Long Term Standstill Agreement dated 9th October, 2003 between InPower, BondPower, the Bank Security Trustee and Deutsche Bank AG London (acting in its capacity as facility agent under the Facility Agreement)

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

InPower and BondPower have entered into the InPower Long Term Standstill Agreement with the Bank Security Trustee and the Deutsche Bank AG London (acting in its capacity as agent under the Facility Agreement). The InPower Long Term Standstill Agreement became effective on 10th October, 2003 and has a term which will end on 31st December, 2003, though there are certain termination events which could cause earlier termination of the InPower Long Term Standstill Agreement.

The InPower Long Term Standstill Agreement, and each standstill agreement which preceded it, was put in place to give InPower and BondPower a period of stability in which to negotiate and implement the Restructuring without the imminent threat of insolvency proceedings.

Pursuant to the terms of the InPower Long Term Standstill Agreement, Deutsche Bank AG London (as agent under the Facility Agreement), acting under the instructions of the Majority Banks (as defined in the Facility Agreement), agreed not to take any action to accelerate the Bank Loan (or take any other enforcement action) in respect of defaults arising, or anticipated to arise, during the term of the InPower Long Term Standstill Agreement.

2.     Transfers within the Drax Group

2.1	Business Transfer Agreement dated 17th November, 2003 between Drax Power and Drax Opco

Under this agreement, Drax Power will, subject to the satisfaction or waiver of certain conditions precedent, transfer its business and assets (including the Drax Power Station, the TXU Claim, or rights in respect of the TXU Claim but excluding certain inter-company and cash balances) to Drax Opco.

The consideration for the transfer will be left outstanding on inter-company loan account on the terms set out in the Inter-company Loan Agreement.

The Business Transfer Agreement will be completed on the Effective Date or, if earlier and subject to the requisite consents being obtained from Existing Senior Creditors, will be completed, in whole or in part, on 31st December, 2003.

The Business Transfer Agreement may need to be amended to take account of any requirements imposed by the Existing Senior Creditors as a condition to giving the requisite consent to complete, in whole or in part, on 31st December, 2003.

2.2	Inter-company Loan Agreement to be entered into between Drax Power and Drax Opco

This agreement sets out the terms and conditions under which the Purchase Price (as defined in the Business Transfer Agreement between Drax Power and Drax Opco relating to the sale and purchase of the Drax power station and the business carried out at the Drax power station) will be left outstanding on an inter-company account from Drax Opco to Drax Power.

Pursuant to this agreement, Drax Opco acknowledges that it owes Drax Power the Purchase Price and undertakes to repay such a sum in two instalments (subject to a prepayment option): the first instalment, for an amount equal to £200,000,000 on the date when the share subscription is completed under the subscription agreement between Drax Power and Drax Opco, and a second instalment, for an amount equal to the balance, payable on 30 June 2025. The balance of the loan will be reduced by, and Drax Opco will be discharged from its liability to pay, an amount equal to any Liability (as defined in the Business Transfer Agreement) already discharged.

The parties also agree that any sum left outstanding pursuant to this agreement will bear interest at a rate to be agreed. Interest shall be rolled over and capitalised on 31 December and 30 June of each year and shall be payable in the second instalment on 30 June 2025.

Monies paid under the agreement will be applied towards payment or prepayment of the Eurobonds, Further Eurobonds and B Facility Eurobonds.

This agreement may need to be amended to take account of any requirements imposed by the Existing Senior Creditors as a condition to their giving the requisite consent to complete the Business Transfer Agreement (summarised above at Section 2.1) on 31st December, 2003.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 18: MATERIAL CONTRACTS

2.3	Excluded Eurobond Coupon Transfer Agreement to be dated the Record Date between InPower and InPower 2

Under this agreement, InPower will, on the Record Date, transfer, subject to the InPower Debenture, its rights, title and interest to the Excluded Eurobond Coupons to InPower 2 in consideration for which InPower 2 will assume the obligations of InPower under the InPower Harich Swap.

The agreement also provides that if the Drax Holdings Scheme has been approved by the requisite majority of the Drax Holdings Scheme Creditors but the Effective Date has not accrued on or prior to 30th January 2004, the Excluded Eurobonds will automatically be transferred from InPower 2 back to InPower. However, the Bank Steering Committee will have the right, in its absolute discretion, to waive the automatic re-transfer of the Excluded Eurobond Coupons.

2.4	Novation Agreement to be dated on or before the Effective Date between Drax Power, Drax Opco and Harich

Under this agreement, Drax Power will novate to Drax Opco all of its rights and obligations under the Drax Harich Swap.

2.5	Transfer Agreement to be dated on or before the Effective Date between Drax Acquisition and Drax Intermediate

Under this agreement, Drax Acquisition will transfer to Drax Intermediate on the Effective Date all of the issued share capital which it holds in Drax Holdings, and assign all rights currently held by Drax Acquisition to be allotted perpetual cumulative preference shares in Drax Holdings (which rights were originally granted in favour of InPower and subsequently assigned to Drax Acquisition).

The consideration for these transfers will be the release of Drax Acquisition from certain of its liabilities in respect of, amongst other things, the Eurobonds, the Senior Bonds and the Hedging Termination Payments.

2.6	Novation Agreement to be dated the Effective Date between InPower, BondPower, Drax Holdings, Drax Acquisition, Drax Intermediate and InPower 2

Under this agreement, Drax Intermediate and InPower 2 agree to, inter alia, accede to and be bound by all the rights and obligations of Drax Acquisition and InPower respectively pursuant to the transfer and novation agreement dated 30th November, 1999 as if Drax Intermediate and InPower 2 were a party to such transfer and novation agreement in place of Drax Acquisition and InPower respectively at the time it was executed.

The agreement further provides for the corresponding release of any rights and obligations, and any demands and claims of or accruing to Drax Acquisition and InPower pursuant to such transfer and novation agreement.

3.	Shareholders’ Agreement to be dated on or around the Effective Date between Drax Group Limited, the IPR Initial Holder, and the Existing Senior Creditors (or their Designated Recipients) to which Restructuring Loans are distributed and the Escrow Trustee

A summary of the Shareholders’ Agreement is contained in Appendix 15.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 19
SUMMARY OF ORDER UNDER SECTION 304 OF THE UNITED STATES BANKRUPTCY CODE

Subject to the English Court and the Cayman Court sanctioning the Drax Holdings Scheme, Drax Holdings will apply for permanent injunctive relief by orders of the United States Bankruptcy Court for the Southern District of New York or other appropriate forum in a case filed under section 304 of the United States Bankruptcy Code.

Drax Holdings will seek injunctive relief substantially in the terms that:

1.	The Drax Holdings Scheme be given full force and effect in the United States and be binding on and enforceable against all Drax Holdings Scheme Creditors;

2.	Drax Holdings Scheme Creditors be permanently enjoined and restrained from:

2.1	commencing or continuing any action or other legal proceedings (including, without limitation, arbitration or any judicial, quasi-judicial, administrative or regulatory action, proceeding or process whatsoever) against Drax Holdings or any of its property or any proceeds thereof in relation to the Senior Bonds or the Included Eurobond Coupons, except as provided in the Drax Holdings Scheme;

2.2	enforcing any judicial, quasi judicial, administrative or regulatory judgement, assessment or order or arbitration award and commencing or continuing any act for any action or other legal proceeding (including, without limitation, arbitration or any judicial, quasi judicial, administrative or regulatory action, proceeding or process whatsoever) to create, perfect or enforce any lien, set-off or other claim against Drax Holdings or its property or any proceeds thereof in relation to the Senior Bonds or the Included Eurobond Coupons, except as expressly permitted in the Drax Holdings Scheme;

2.3	in relation to the Hedging Termination Payments, the Senior Bonds or the Included Eurobond Coupons, drawing down any letter of credit established by, on behalf or at the request of, Drax Holdings, or withdrawing from, setting off against, or otherwise applying property that is the subject of any escrow agreement or similar arrangement in which Drax Holdings has an interest, in excess of what is expressly authorised by the terms of the contract and any related trust or other agreement pursuant to which such letter of credit, escrow, or similar arrangement has been established; and

2.4	in relation to the Hedging Termination Payments, the Senior Bonds or the Included Eurobond Coupons, invoking, enforcing or relying on the benefit of any statute, rule or requirement of federal, state or local law or regulation requiring Drax Holdings to establish or post security in the form of a bond, letter of credit or otherwise as a condition of prosecuting, defending or appealing any action or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi judicial, administrative or regulatory action, proceeding or process whatsoever) and such statute, rule or requirement will be rendered null and void for such actions and proceedings; provided, however, that nothing in the order shall in any respect affect any security in existence at the Effective Date or the replacement for such security;

3.	Drax Holdings Scheme Creditors waive each and every claim which they or any of them may have against the Ad Hoc Bond Committee, the Bank Steering Committee, their respective advisers, Drax Holdings and its directors and officers in relation to, in connection with or in any way arising out of the Senior Bond Indenture, the Eurobond Trust Deed, the Hedging Termination Payments or any guarantee;

4.	Drax Holdings Scheme Creditors release the Ad Hoc Bond Committee, the Bank Steering Committee, their respective advisers, Drax Holdings and its directors and officers from each and every Liability which they or any of them may have to a Drax Holdings Scheme Creditor in relation to, in connection with or in any way arising out of the Senior Bond Indenture, the Eurobond Trust Deed, the Hedging Termination Payments or any guarantee;

5.	All persons and entities be permanently enjoined and restrained from commencing or continuing any action or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi judicial, administrative or regulatory action, proceeding or process whatsoever) against Drax Holdings, the Ad Hoc Bond Committee or the Bank Steering Committee or any of their respective directors, officers,

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 19: SUMMARY OF ORDER UNDER SECTION 304 OF THE UNITED STATES BANKRUPTCY CODE

agents, employees, representatives, financial advisers or attorneys (the Drax Holdings Parties) or any of them in respect to any claim or cause of action, in law or in equity, arising out of or relating to any action taken or omitted to be taken as of the Effective Date by any of the Drax Holdings Parties in connection with the section 304 cases or in preparing, disseminating, applying for or implementing the Drax Holdings Scheme or the orders of the English Court or the Cayman Court, provided, however, that nothing herein shall be deemed to limit the rights of any of the Drax Holdings Parties to enforce or seek declarations with respect to the Drax Holdings Scheme;

6.	Except as otherwise provided below, all persons and entities be permanently enjoined and restrained from commencing or continuing any action, or other legal proceeding (including, without limitation, arbitration, or any judicial, quasi judicial, administrative or regulatory action, proceeding or process whatsoever) against the Drax Holdings Parties, or any of them, with respect to any claim or cause of action, in law or equity, which may arise out of the construction or interpretation of the Drax Holdings Scheme or out of any action taken or omitted to be taken by any of the Drax Holdings Parties in connection with the administration of the Drax Holdings Scheme;

7.	The English Court and the Cayman Court have non-exclusive jurisdiction to hear and determine any suit, action, claim or proceeding and to settle any dispute which may arise out of the construction or interpretation of the Drax Holdings Scheme, or out of any action taken or omitted to be taken by any of the Drax Holdings Parties in connection with the administration of the Drax Holdings Scheme; provided, however, that nothing in the order affects the validity of provisions determining governing law and jurisdiction, whether contained in any contract between Drax Holdings and any of the Drax Holdings Scheme Creditors or otherwise;

8.	The United States Bankruptcy Court will retain jurisdiction with respect to the enforcement, amendment or modification of the orders or requests for any additional relief in the case filed under section 304 of the US Bankruptcy Code and all adversary proceedings in connection therewith properly commenced and within the jurisdiction of the United States Bankruptcy Court;

9.	No action taken by Drax Holdings, its successors, agents, representatives, or any of them, or their counsel, in preparing, disseminating, or applying for, implementing or otherwise acting in furtherance of the Drax Holdings Scheme, the order, or such further orders in the 304 case or any adversary proceeding in connection therewith as the United States Bankruptcy Court may make, shall be deemed to constitute a waiver of the immunity afforded to the Scheme Company its successors, agents or representatives pursuant to section 306 of the United States Bankruptcy Code; and

10.	The order be served:

10.1	by United States Mail, first class postage prepaid, upon the parties in interest appearing in the case at the time of such service;

10.2	by publication once in [United States court to direct]; and

10.3	in such manner as the United States Bankruptcy Court may dictate or require,

and that such service be good and sufficient service and adequate notice for all purposes.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 20
BANK STEERING COMMITTEE, HEDGING BANK STEERING COMMITTEE AND AD HOC BOND COMMITTEE

Listed below are the past and present members of the Bank Steering Committee.

Party

Bank of Montreal
Commerzbank AG, London Branch
Deutsche Bank AG London
The Royal Bank of Scotland plc
HSBC Bank plc

Listed below are the past and present members of the Hedging Bank Steering Committee.

Party

Bank of Montreal
Commerzbank AG, London Branch
Barclays Bank plc
The Toronto-Dominion Bank
Bayerische Landesbank Girozentrale

Listed below are the past and present members of the Ad Hoc Bond Committee.

Party

M&G Investment Management Limited
Mellon HBV Alternative Strategies, LLC
Capital Research and Management Company
Prudential Capital Group
Provident Investment Management LLP

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 21
SCHEME CREDITORS AND PERSONS WITH INTERESTS IN SENIOR BONDS
OR THE INCLUDED EUROBOND COUPONS

Introduction

1.	Details of who constitutes a Scheme Creditor are set out in paragraphs 5 to 7 below. If you are a Scheme Creditor, please refer to Appendix 22 and take the appropriate action described there.

2.	Details of who constitutes a person with an interest in Senior Bonds are set out in paragraph 9 below. If you are a person with an interest in Senior Bonds, please refer to Appendix 23 and take the appropriate action described there.

3.	Details of who constitutes a person with an interest in the Included Eurobond Coupons are set out in paragraph 11 below. If you are a person with an interest in the Included Eurobond Coupons, you are not required to take any action.

4.	You may constitute one or more of a Scheme Creditor, a person with an interest in Senior Bonds or a person with an interest in the Included Eurobond Coupons. If so, please refer to each of the relevant Appendices mentioned above.

Scheme Creditors in respect of the Schemes

5.	You are a Scheme Creditor if you have a Scheme Claim in respect of either or both of Drax Holdings or InPower at the Record Date (being 5:00 p.m. (London time) on 8th December, 2003).

6.	The following persons are Scheme Creditors in respect of the Drax Holdings Scheme:

(a)	In relation to the Senior Bonds[1]

•	For so long as each series of the Senior Bonds remains in global form, in whole or in part, The Bank of New York, as the Global Depositary of such global Senior Bonds.

•	Definitive Holders in respect of any Senior Bonds in definitive registered form held by such persons at the Record Date.

You are a Definitive Holder if your name is duly entered on the Senior Bond Register on the Record Date as the holder of a particular principal amount of Senior Bonds in definitive registered form. The Senior Bond Deposit Agreement permits the exchange of interests in a global Senior Bond for definitive registered Senior Bonds in certain limited circumstances.

It is not necessary that Senior Bondholders become Definitive Holders in order to have their voting instructions counted at the Drax Holdings Scheme Meeting. Senior Bondholders may instead give their voting instructions through Account Holder Letters to the Global Depositary who will vote on their behalf at the Drax Holdings Scheme Meeting.

However, if Senior Bondholders wish to exchange their interests in a global Senior Bond for Senior Bonds in definitive registered form they must instruct their Account Holder (through their Intermediary, if applicable) that they wish to do so. Senior Bondholders must follow the procedures established between them and their Account Holder (or their Intermediary, if applicable) for giving this type of instruction. Once instructed, the Account Holder will make a written request for such an exchange to the relevant Clearing System (in accordance with the procedures established by that Clearing System for this purpose). This written request will be passed on by the relevant Clearing System to the Global Depositary. No

[1]	The following bonds issued by Drax Holdings are Senior Bonds:

•	US$302,400,000 10.41 per cent. guaranteed senior secured bonds due 2020 (the Dollar-Denominated Senior Bonds) (ISIN: US00808AAD3 and CUSIP: 00808AAD3); and
•	£200,000,000 9.07 per cent. guaranteed senior secured bonds due 2025 (the Sterling-Denominated Senior Bonds) (ISIN: XS0125351394).

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 21: SCHEME CREDITORS AND PERSONS WITH INTERESTS IN SENIOR BONDS OR THE INCLUDED EUROBOND COUPONS

exchange of an interest in a global Senior Bond for a Senior Bond in definitive registered form will be effective until that change is recorded in the Senior Bond Register. Senior Bondholders should note that it usually takes one week or more from the date that they instruct their Account Holder (through their Intermediary, if applicable) to be entered on the Senior Bond Register. Accordingly, in order to be entered on the Senior Bond Register on the Record Date (and thereby to become a Definitive Holder), Senior Bondholders are encouraged to give the appropriate instructions to their Account Holder (through their Intermediary, if applicable) in sufficient time to ensure that the written request is received by the Global Depositary and, in any event, are recommended to do so on or before 5.00 p.m. (London time) on 8th December, 2003.

If you are a Definitive Holder and you transfer your Senior Bonds in definitive registered form in accordance with the terms of the Senior Bond Indenture after the Record Date, the transferee in respect of those Senior Bonds cannot become a Scheme Creditor and Drax Holdings shall be under no obligation to recognise that transfer for the purposes of entitlement to Scheme Consideration, but may, in its absolute discretion, do so.

In addition, JPMorgan Chase Bank (in its capacity as Drax Security Trustee by virtue of the covenant to pay given in its favour by Drax Holdings in the Drax English Debenture) and The Bank of New York (in its capacity as Senior Bond Trustee in accordance with its rights under the Senior Bond Indenture) are also Scheme Creditors in respect of the Drax Holdings Scheme. However, in order to prevent double counting of the liability of Drax Holdings in respect of the Senior Bonds, both the Drax Security Trustee and the Senior Bond Trustee have agreed not to vote at the Drax Holdings Scheme Meeting.

The Global Depositary will not file a Claim Form under the Drax Holdings Scheme in respect of its Scheme Claim. Instead, the Global Depositary and Drax Holdings agree that Account Holder Letters submitted by Account Holders in the Drax Holdings Scheme will be recognised, in relation to the Global Depositary’s entitlement to Scheme Consideration under the Drax Holdings Scheme, as instructions from Account Holders (on behalf of Senior Bondholders) as to how they wish the Global Depositary to vote in respect of such Senior Bonds, how they wish to make elections and as to the Designated Recipients in respect of that Scheme Consideration.

The Global Depositary will direct in the Escrow and Distribution Agreement that the Scheme Consideration to which it becomes entitled as a result of its Scheme Claim will be distributed in accordance with that agreement to the Designated Recipients identified in valid Account Holder Letters.

(b)	In relation to the Included Eurobond Coupons

•	JPMorgan Chase Bank, (in its capacity as Eurobond Trustee) in accordance with the terms of the Eurobond Trust Deed.[2]

[2]	Pursuant to such terms, all powers, authorities and discretions of the Eurobond Trustee under the Eurobond Trust Deed, the Eurobonds and the Eurobond Coupons (save for certain powers, authorities and discretions that relate to, amongst other things, the remuneration and indemnification of the Eurobond Trustee and its ability to appoint agents, delegates and co-trustees thereunder) shall be exercised by the Eurobond Trustee only in accordance with the direction of the Bank Security Trustee and the Eurobond Trustee shall not be responsible for any liability occasioned thereby or by any delay or failure on the part of the Bank Security Trustee to give any such direction.

In turn, pursuant to the terms of the InPower Intercreditor and Security Trust Deed and save as expressly set out therein and the other documents related to the Facility Agreement or the Eurobond Trust Deed, all powers, authorities and discretions of the Bank Security Trustee under the InPower Intercreditor and Security Trust Deed and such other documents (save for certain powers, authorities and discretions that relate to, amongst other things, the remuneration and indemnification of the Bank Security Trustee and its ability to appoint agents, delegates and co-trustees thereunder) shall be exercised by the Bank Security Trustee only in accordance with the direction of the Majority Banks or Deutsche Bank AG London, in its capacity as agent under the Facility Agreement (the Agent) and the Bank Security Trustee shall not be responsible for any liability occasioned thereby or by any delay or failure on the part of the Majority Banks or the Agent to give any such direction.

Accordingly, any reference herein to the Eurobond Trustee or the Bank Security Trustee taking any action (including any agreement or waiver) or receiving any instructions in respect of a Scheme shall be construed as a reference to such trustee taking such action as directed by, or receiving such instructions from, the relevant party or parties as referred to above unless and to the extent they are bound to do so pursuant to the Schemes.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 21: SCHEME CREDITORS AND PERSONS WITH INTERESTS IN SENIOR BONDS OR THE INCLUDED EUROBOND COUPONS

The Eurobond Trustee will not file a Claim Form under the Drax Holdings Scheme in respect of its Scheme Claim. Instead, as more particularly described in paragraph 7 below, Claim Forms submitted by Senior Banks in the InPower Scheme will be recognised as instructions in relation to the Eurobond Trustee’s entitlement to Scheme Consideration under the Drax Holdings Scheme.

The Eurobond Trustee will direct in the Escrow and Distribution Agreement that the Scheme Consideration to which it becomes entitled as a result of its Scheme Claim will be distributed in accordance with that agreement to the Designated Recipients identified in valid InPower Scheme Claim Forms.

In addition to the Eurobond Trustee, the Eurobond Common Depositary (as the bearer of the global Eurobond Coupons) and JPMorgan Chase Bank (in its capacity as Drax Security Trustee by virtue of the covenant to pay given in its favour by Drax Holdings in the Drax English Debenture) are also Scheme Creditors in respect of the Drax Holdings Scheme in relation to the Included Eurobond Coupons.

However, in accordance with the normal practice of Euroclear and Clearstream, the Eurobond Common Depositary, as their agent, will not take any action in its capacity as a Scheme Creditor in relation to the Drax Holdings Scheme except on the direction of Euroclear or Clearstream. Neither Euroclear nor Clearstream will be giving any such direction. In addition, the Drax Security Trustee has undertaken not to vote at the Drax Holdings Scheme Meeting in respect of the Included Eurobond Coupons in order to prevent double counting of Drax Holdings’ liability.

The Eurobond Principal is not being compromised as part of the Drax Holdings Scheme and BondPower, being the person with the ultimate economic interest in the Eurobond Principal, does not need to take any action.

(c)	In relation to the Hedging Termination Payments

•	The Hedging Banks.

The Hedging Banks have undertaken not to vote in the Drax Holdings Scheme. They have undertaken, however, to be bound by the Drax Holdings Scheme. Accordingly, the Hedging Banks are not required to complete Forms of Proxy. They are required, however, to complete Claim Forms in order to make elections and to receive their Scheme Consideration under the Drax Holdings Scheme.

7.	The Scheme Creditors in respect of the InPower Scheme are the Senior Banks.

Under the InPower Scheme, the debt owed by InPower to the Senior Banks will be compromised. In exchange for this, the Senior Banks will be entitled to receive the Eurobond Trustee’s entitlement to Scheme Consideration under the Drax Holdings Scheme pro rata to each Senior Bank’s proportion of the Bank Loan.

The Bank Security Trustee (with the consent of InPower (to the extent necessary) as the holder of the equity of redemption in respect of the Included Eurobond Coupons), the Eurobond Trustee, the Eurobond Common Depositary and Drax Holdings agree that no action is required to be taken by the Eurobond Trustee in respect of its Scheme Claim and that the Claim Forms submitted by the Senior Banks in the InPower Scheme will be recognised, in relation to the Eurobond Trustee’s entitlement to Scheme Consideration under the Drax Holdings Scheme, as instructions from the Senior Banks as to how they wish to make elections and as to Designated Recipients in respect of that Scheme Consideration.

8.	The Global Depositary, the Eurobond Trustee, each Definitive Holder and each Senior Bank should complete a Form of Proxy in respect of its Scheme Claim in accordance with the instructions set out in Appendix 22.

Each Definitive Holder and Senior Bank should also complete a Claim Form in accordance with the instructions set out in Appendix 22.

Each Hedging Bank should only complete a Claim Form in respect of its Scheme Claim in accordance with the instructions set out in Appendix 22.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 21: SCHEME CREDITORS AND PERSONS WITH INTERESTS IN SENIOR BONDS OR THE INCLUDED EUROBOND COUPONS

               Persons with interests in the Senior Bonds

9.	In addition to the Global Depositary and Definitive Holders, who, as mentioned above, are Scheme Creditors in their own right, other persons with interests in the Senior Bonds include Account Holders, Intermediaries, Senior Bondholders and Designated Recipients. You are:

•	an Account Holder if you are recorded directly in the books of Euroclear or Clearstream as holding an interest in Sterling-Denominated Senior Bonds or in the books of DTC and/or Euroclear or Clearstream as holding an interest in Dollar-Denominated Senior Bonds, in each case in an account with the relevant Clearing System;

•	an Intermediary if you hold an interest in Senior Bonds on behalf of another person or persons and you do not hold that interest as an Account Holder;

•	a Senior Bondholder if you have a beneficial or other proprietary interest as principal in any of the Senior Bonds (other than as a Definitive Holder); and

•	a Designated Recipient if you are specified in a Claim Form (in the case of Senior Bonds held by Definitive Holders) or an Account Holder Letter (in the case of Senior Bonds represented by interests in a global Senior Bond), as being the recipient of Scheme Consideration in respect of a particular principal amount of Senior Bonds. For the avoidance of doubt, a Senior Bondholder may be the same person as the Designated Recipient relating to that Account Holder Letter and a Definitive Holder may be the same person as the Designated Recipient relating to that Claim Form (as the case may be).

10.	If you are a person with an interest in Senior Bonds (other than a Designated Recipient specified in a Claim Form submitted by a Definitive Holder), you should ensure that an Account Holder Letter is completed in accordance with the instructions set out in Appendix 23. If you are a Designated Recipient specified in a Claim Form submitted by a Definitive Holder, you should refer to Appendix 22.

Persons with interests in the Included Eurobond Coupons

11.	In addition to the Eurobond Common Depositary and the Drax Security Trustee, who, as mentioned above, are Scheme Creditors in their own right, the following persons have interests in the Included Eurobond Coupons:

•	JPMorgan Chase Bank (in its capacity as Bank Security Trustee) as account holder by virtue of it being recorded directly in the books of Clearstream as holding an interest in the Included Eurobond Coupons in an account with that clearing system; and

•	InPower, by virtue of it having the ultimate economic interest in the Eurobond Coupons.

However, such persons are not required to take any action under the Drax Holdings Scheme in relation to the Included Eurobond Coupons.

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 22
INSTRUCTIONS TO SCHEME CREDITORS

[Intentionally omitted]

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 23

INSTRUCTIONS TO PERSONS WITH INTERESTS IN SENIOR BONDS

[Intentionally omitted]

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 24
FORM OF PROXY FOR DRAX HOLDINGS SCHEME CREDITORS

[Intentionally omitted]

IV.     APPENDICES TO THE EXPLANATORY STATEMENT

APPENDIX 25
FORM OF PROXY FOR INPOWER SCHEME CREDITORS

[Intentionally omitted]

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 26
FORM OF CLAIM FORM FOR DRAX HOLDINGS SCHEME CREDITORS

[Intentionally omitted]

IV.     APPENDICES TO THE EXPLANATORY STATEMENTS

APPENDIX 27
FORM OF CLAIM FORM FOR INPOWER SCHEME CREDITORS

[Intentionally omitted]

V.     DEFINITIONS

DEFINITIONS

Throughout this document the following expressions shall, other than in the Schemes in Parts II and III of this document and the Schedules to them, have the meanings set out below, and derivative terms shall be construed accordingly, unless the context otherwise requires:

A Cash Election means the option available to each Existing Senior Creditor for it (or its Designated Recipient) to receive a reduced cash sum in lieu of all or part of its entitlement to A2 Debt and A3 Debt;

A Shares means the A ordinary shares of 0.001 pence in the capital of Drax Group Limited;

A1 Debt means the sum of £400,000,000 in the form of A1 Loans owing from InPower 2 to Existing Senior Creditors (or their Designated Recipients) or the Escrow Trustee and A1 Notes issued by NoteCo;

A1 Debt Service Reserve Account or A1 DSRA means the A1 (Principal) DSRA and the A1 (Interest) DSRA;

A1 Hedging means the Restructured Hedging and the Additional Hedging;

A1 Hedging Banks means those banks and financial institutions providing the A1 Hedging;

A1 Hedging Fixed Amounts means the amounts payable under the A1 Hedging in respect of the fixed rate under that hedging;

A1 Hedging Partial Termination Payments means the amounts payable under the A1 Hedging in respect of a partial termination (if any) of that hedging on a prepayment of the A1 Loans;

A1 (Interest) Debt Service Reserve Account or A1 (Interest) DSRA means the debt service reserve account to be established pursuant to the terms of the A1 Facility;

A1 Loans means £400,000,000 indebtedness of InPower 2, on the terms and conditions of the A1 tranche set out in the InPower 2 Facility Agreement (as summarised in Appendix 10), to Existing Senior Creditors (or their Designated Recipients) and/or NoteCo and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme and the Escrow and Distribution Agreement;

A1 Notes means the A1 notes to be issued by NoteCo, on the terms and conditions of the A1 tranche set out in the Restructuring Notes Trust Deed (as summarised in Appendix 12), to Existing Senior Creditors (or their Designated Recipients) and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme and the Escrow and Distribution Agreement;

A1 (Principal) Debt Service Reserve Account or A1 (Principal) DSRA means the debt service reserve account to be established pursuant to the terms of the A1 Facility;

A1 Priority A1 Hedging means the Additional Hedging which is entered into on the basis that it ranks A1 on enforcement;

A2 Debt means the sum of £460,000,000 (less the principal amount of A2 Loans as are not held for or on behalf of Existing Senior Creditors (or their Designated Recipients) as a result of the A Cash Election being satisfied by Available Project Funds) in the form of A2 Loans owing from InPower 2 to Existing Senior Creditors (or their Designated Recipients), IPR or the Escrow Trustee and A2 Notes issued by NoteCo;

A2 Debt Service Reserve Account or A2 DSRA means the debt service reserve account to be established pursuant to the terms of the A2 Facility;

A2 Deemed Interest Amount means an amount equal to the interest which would have accrued on the A2 Loans for the period 1st July, 2003 to the Effective Date, if no A2 Loans had been issued pursuant to the A Cash Election;

A2 Hedging has the meaning given to it in Appendix 14, Part A, Section 2;

A2 Loans means £460,000,000 (less the principal amount of A2 Loans as are not held for or on behalf of Designated Recipients as a result of the A Cash Election being satisfied by Available Project Funds)

V.     DEFINITIONS

indebtedness of InPower 2, on the terms and conditions of the A2 tranche set out in the InPower 2 Facility Agreement (as summarised in Appendix 10), to Existing Senior Creditors (or their Designated Recipients) and/or IPR and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Holdings Scheme, the Escrow and Distribution Agreement and the COOIA;

A2 Notes means the A2 notes to be issued by NoteCo, on the terms and conditions of the A2 tranche set out in the Restructuring Notes Trust Deed (as summarised in Appendix 12), to Existing Senior Creditors (or their Designated Recipients) and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme and the Escrow and Distribution Agreement;

A3 Debt means the sum of the A3 Principal Amount (less the principal amount of A3 Loans as are not held for or on behalf of Existing Senior Creditors (or their Designated Recipients) as a result of the A Cash Election being satisfied by Available Project Funds) in the form of A3 Loans owing from InPower 2 to Existing Senior Creditors (or their Designated Recipients), IPR or the Escrow Trustee and A3 Notes issued by NoteCo;

A3 Debt Service Reserve Account or A3 DSRA means the debt service reserve account to be established pursuant to the terms of the A3 Facility;

A3 Loans means the A3 Principal Amount (less the principal amount of A3 Loans as are not held for or on behalf of Designated Recipients as a result of the A Cash Election being satisfied by Available Project Funds) indebtedness of InPower 2, on the terms and conditions of the A3 tranche set out in the InPower 2 Facility Agreement (as summarised in Appendix 10), to Existing Senior Creditors (or their Designated Recipients and/or NoteCo and/or IPR and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme, the Escrow and Distribution Agreement and the COOIA;

A3 Notes means the A3 Notes to be issued by NoteCo, on the terms and conditions of the A3 tranche set out in the Restructuring Notes Trust Deed (as summarised in Appendix 12), to Existing Senior Creditors (or their Designated Recipients and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme and the Escrow and Distribution Agreement;

A3 Principal Amount means the Aggregate Restructuring Debt Quantum less the principal amount of A1 Loans, A2 Loans and B Loans (assuming no A Cash Elections and no B Cash Elections are exercised);

Account Bank means JPMorgan Chase Bank, acting in its capacity as account bank under, amongst other things, the Group Account Agreement and the InPower 2 Account Agreement;

Account Holder means a person who is recorded directly in the books or other records of Euroclear or Clearstream as holding an interest in the Sterling-Denominated Senior Bonds or in the books or other records of DTC and/or Euroclear or Clearstream as holding an interest in the Dollar-Denominated Senior Bonds, in each case in an account with the relevant Clearing System;

Account Holder Letter means a letter in the form, or substantially in the form, set out as the annex to Appendix 23;

Actual A Cash-Out Funds means the aggregate of the Actual Project Funds and the IPR A Cash-Out Funds;

Actual B Cash-Out Funds means the amount which is the lesser of the Available B Funds and the aggregate amount which IPR is obliged pursuant to the COOIA to contribute to InPower 2, for the purposes of funding the B Cash Election;

Actual Project Funds means the amount specified by Drax Holdings and certified by Capita IRG as being the amount which Drax Holdings is obliged, pursuant to the COOIA, to contribute for the purposes of funding, in part, the A Cash Elections in accordance with the Escrow and Distribution Agreement;

Additional Eurobonds means the Further Eurobonds and the B Facility Eurobonds;

Additional Hedging means the interest rate hedging described in Appendix 14, Part A, Section 2;

V.     DEFINITIONS

Ad Hoc Bond Committee means the informal ad hoc committee of certain parties with interests in Senior Bonds which has participated in the negotiation of the Restructuring, the past and present members of which are detailed in Appendix 20;

AES Corporation means The AES Corporation, a corporation existing under the laws of the State of Delaware, whose principal place of business is at 1001 19th Street, Arlington, Virginia, 22209, USA;

AES Energy means AES Drax Energy Limited, a company incorporated in the Cayman Islands with registered number 97553;

AES Financing means AES Drax Financing Limited, a company incorporated in England and Wales with registered number 3834874;

Affiliate of a specified person means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified;

Aggregate Restructuring Debt Quantum means the sterling amount equal to the Aggregate Scheme Claims Quantum;

Aggregate Scheme Claims Quantum means the aggregate of the principal amount of all Drax Holdings Scheme Claims, applying the Scheme Rate as necessary, set out in the column headed “principal” in Schedule 1 to the Drax Holdings Scheme set out in part II;

Amended Harich Swaps means the Drax Harich Swaps as amended for the reasons set out in Appendix 13, Part B, Section 3;

Amended InPower Harich Swap means the InPower Harich Swap as amended for the reasons set out in Appendix 13, Part B, Section 3;

Amended and Restated Calculation Agency Agreement means the Calculation Agency Agreement as amended and restated for the reasons set out in Appendix 13, Part B, Section 3;

Atmospheric Monitoring Sites means the ten atmospheric monitoring sites within the Site and eleven atmospheric monitoring sites in the vicinity of the Site which are leased or licensed to Drax Power;

ATOP Instruction has the meaning given to it in Appendix 23;

Authority means the Gas and Electricity Markets Authority;

Availability Period means the availability period for the Credit Support Facility described in Appendix 10;

Available A Funds means the aggregate of the Available Project Funds and £100,000,000 (being the maximum amount of IPR A Cash-Out Funds);

Available B Funds means the sum of £30,000,000;

Available Project Funds means the amount specified by Drax Holdings and confirmed as being calculated in accordance with the agreed procedures included within the restructuring date working capital calculation by PricewaterhouseCoopers as being the amount available to Drax Holdings for the purposes of funding, in part, the A Cash Elections pursuant to the COOIA;

B Cash Election means the option available to each Existing Senior Creditor for it (or its Designated Recipient) to receive a reduced cash sum in lieu of all or part of its entitlement to B Debt, provided that such Existing Senior Creditor has elected for the same proportion under the A Cash Election;

B Debt means the sum of £338,400,000 (less the principal amount of B Loans as are not held for on behalf of Existing Senior Creditors (or their Designated Recipients) as a result of the B Cash Election being satisfied by Available B Funds) in the form of B Loans owing from InPower 2 to Existing Senior Creditors (or their Designated Recipient), IPR or the Escrow Trustee and B Notes issued by NoteCo;

B Debt Priority Amount has the meaning given to it in Appendix 14, Part A, Section 1;

V.     DEFINITIONS

B Debt Service Reserve Account or B DSRA means the debt service reserve account to be established pursuant to the terms of the B Facility;

B Facility Eurobonds means the £338,400,000 eurobond to be issued by Drax Holdings to InPower 2;

B Facility Eurobond Trustee means JPMorgan Chase Bank acting in its capacity as trustee in respect of the B Facility Eurobonds;

B Facility Listing Account means the account so entitled and to be established to hold amounts of interest accrued under the B Facility pending the listing of the B Facility Eurobonds;

B Loans means £338,400,000 (less the principal amount of B Loans as are not held for or on behalf of Existing Senior Creditors (or their Designated Recipients) as a result of the B Cash Election being satisfied by Available B Funds) indebtedness of InPower 2, on the terms and conditions of the B tranche set out in the InPower 2 Facility Agreement (as summarised in Appendix 10), to Existing Senior Creditors (or their Designated Recipients) and/or NoteCo and/or IPR and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme, the Escrow and Distribution Agreement and the COOIA;

B Notes means the B Notes to be issued by NoteCo, on the terms and conditions of the B tranche set out in the Restructuring Notes Trust Deed (as summarised in Appendix 12), to Existing Senior Creditors (or their Designated Recipients) and/or the Escrow Trustee (as the case may be) in accordance with the terms of the Drax Holdings Scheme and the Escrow and Distribution Agreement;

Balancing and Settlement Code means the document so entitled, as modified from time to time, setting out the electricity balancing and settlement arrangements established by NGC or its successor pursuant to its transmission licence;

Bank Loan means the loans made by the Senior Banks to InPower under the Facility Agreement;

The Bank of New York means The Bank of New York, a New York banking corporation having an office at 101 Barclay Street, New York, New York 10286, USA;

Bank Security Trustee means JPMorgan Chase Bank, acting in its capacity as security trustee under, amongst other things, the InPower Intercreditor and Security Trust Deed;

Bank Steering Committee means the institutions appointed to act as the steering committee for the Senior Banks in connection with the Restructuring proposals, the past and present members of which are detailed in Appendix 20;

BETTA means the British Electricity Trading and Transmission Arrangements;

BondCom means Bondholder Communications Group, Inc., a New York corporation carrying on business as a voting and information agent in England and Wales from its offices at 3rd Floor, Prince Rupert House, 64 Queen Street, London EC4R 1AD;

BondPower means BondPower Limited, a company incorporated in Jersey with registered number 75270;

Borrower means:

(a)	in relation to the A1 Facility, A2 Facility, A3 Facility and B Facility, InPower 2 in its capacity as borrower under the InPower 2 Facility Agreement; and

(b)	in relation to the Credit Support Facility, Drax Opco in its capacity as borrower under that facility;

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, Jersey, the Cayman Islands, New York and Luxembourg;

Business Transfer Agreement means the agreement dated 17th November, 2003 between Drax Power and Drax Opco for the sale and purchase of the business carried on at the Drax Power Station;

Calculation Agency Agreement means the calculation agency agreement dated 30th November, 1999 between, amongst others, Drax Holdings, InPower, Harich, Deutsche Bank AG London and JPMorgan

V.     DEFINITIONS

Chase Bank under which, amongst other things, Deutsche Bank AG London was appointed Calculation Agent in respect of the Eurobonds and the Harich Swaps;

Calculation Agent means Deutsche Bank AG London acting in its capacity as calculation agent under the Calculation Agency Agreement;

Capita IRG means Capita IRG plc, a public limited company incorporated in England and Wales with registered number 2605568;

Cash Elections means, together, the A Cash Election and the B Cash Election;

Cash Flow Waterfall means the order of payments for the Restructuring Loans which is so described in Appendix 10, section 8;

Cayman Companies Law means the Companies Law (2003 Revision) applicable in the Cayman Islands;

Cayman Court means the Grand Court of the Cayman Islands;

Cayman Registrar of Companies means the Registrar of Companies appointed under section 3 of the Cayman Companies Law and includes, where appropriate, the Deputy Registrar of Companies;

CEGB means the Central Electricity Generating Board;

Change in Control means, following the Effective Date, any change in the Control of a parent undertaking or a subsidiary undertaking of Drax Group Limited;

Claim Date means the date five Business Days before the Effective Date;

Claim Form means each or any of the claim forms to be completed by or on behalf of a relevant Scheme Creditor (or its duly authorised agent) detailing its Scheme Claim substantially in the form set out in Appendix 26 (in the case of the Drax Holdings Scheme) or Appendix 27 (in the case of the InPower Scheme);

Claim Notification Form means, in respect of the Drax Holdings Scheme:

(a)	in relation to a Scheme Claim in respect of the Senior Bonds (other than those Senior Bonds held by Definitive Holders), each valid Account Holder Letter or such other form Drax Holdings agrees to accept;

(b)	in relation to the Scheme Claim in respect of the Included Eurobond Coupons the Claim Form submitted by Scheme Creditors in the InPower Scheme and provided to Drax Holdings by Capita IRG or such other form Drax Holdings agrees to accept; and

(c)	in relation to all other Scheme Claims, the valid Claim Form submitted by or on behalf of the relevant Scheme Creditor or such other form Drax Holdings agrees to accept,

and, where the context so requires, a Claim Form in the InPower Scheme;

Clearing Systems means each or any of Euroclear, Clearstream and DTC;

Clearstream means Clearstream Banking, société anonyme;

CO2 means carbon dioxide;

Commerzbank means Commerzbank Aktiengesellschaft;

Competition Act means the Competition Act 1998;

Controller means a person who, through either a legal, beneficial or other form of interest, together with any persons acting in concert with him, in relation to another person:

(a)	holds a majority of the voting rights in the other person; or

(b)	is a member of the other person and has the right to appoint or remove a majority of its board of directors; or

(c)	has the right to exercise a dominant influence over the other person:

V.     DEFINITIONS

(i)	by virtue of provisions contained in the other person’s memorandum or articles of association; or

(ii)	by virtue of a control contract; or

(d)	is a member of the other person and controls alone or together with others, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the undertaking, and Control shall be construed accordingly;

COOIA means the cash-out options implementation agreement dated 10th October, 2003 between IPR, Drax Holdings, Drax Opco, Drax Group Limited, InPower and InPower 2 (as amended and restated by a supplemental agreement dated 14th November, 2003);

Court means one or more of the English Court, the Cayman Court and the Jersey Court;

Court Sanction Date means the time at which the first court hearing of a petition to sanction any one of the Schemes commences;

Credit Support Facility means the credit support facility of up to £100,000,000 to be provided by the Credit Support Lenders to Drax Opco;

Credit Support Facility Agent means The Royal Bank of Scotland plc acting in its capacity as agent under the Credit Support Facility;

Credit Support Lenders means has the meaning given to it in Appendix 10, Part A, Section 6;

Currency Hedging Banks means the banks that entered into foreign currency exchange transactions with Drax Holdings, being Deutsche Bank AG London, The Toronto-Dominion Bank, Bank of Montreal and Bayerische Landesbank Girozentrale;

Currency Hedging Transactions means the foreign currency exchange transactions entered into by Drax Holdings with the Currency Hedging Banks;

Custody Instructions has the meaning given to it in Appendix 23;

Debt means all amounts payable, at any time and from time to time, in respect of each of the Restructuring Loans, the Credit Support Facility and the A1 Hedging;

Debt Priority Amount means the aggregate of the A1 Partial Termination Priority Amount and the B Debt Priority Amount;

Debt Service Reserve Accounts means any one, or all, of the A1 Debt Service Reserve Account, the A2 Debt Service Reserve Account, the A3 Debt Service Reserve Account and the B Debt Service Reserve Account, as the context requires;

Deemed A Cash Election has the meaning given to it in the Drax Holdings Scheme;

Deemed B Cash Election has the meaning given to it in the Drax Holdings Scheme;

Deemed Election means any or all of a Deemed A Cash Election or a Deemed B Cash Election;

Definitive Holder means any person whose name is duly entered on the Senior Bond Register on the Record Date as the holder of a particular principal amount of Senior Bonds in definitive registered form;

Definitive Notes means Restructuring Notes issued in definitive registered form;

Designated Recipient means in relation to any Scheme Claim or part of a Scheme Claim, the person specified in the valid Claim Notification Form submitted in the Drax Holdings Scheme and relating to that Scheme Claim or that part of that Scheme Claim as being the recipient of the Scheme Consideration in respect of that Scheme Claim or that part of that Scheme Claim;

Direct Agreement means the direct agreement dated 20th November, 1999 between, amongst others, TXU Group, Drax Power and the Drax Security Trustee;

V.     DEFINITIONS

Distribution Agent means The Bank of New York as distribution agent pursuant to the Escrow and Distribution Agreement and any successor from time to time;

Dollar-Denominated Senior Bonds means US$302,400,000 10.41 per cent. guaranteed senior secured bonds due 2020 issued by Drax Holdings and guaranteed by Drax Acquisition, Drax Electric, Drax Limited, Drax Power and AES Financing;

Drax Acquisition means AES Drax Acquisition Limited, a company incorporated in England and Wales with registered number 3834878;

Drax Companies means each of Drax Opco, Drax Power, Drax Limited, Drax Electric, Drax Holdings, Drax Intermediate and Drax Group Limited and Drax Company shall mean any one of them as the context requires;

Drax Electric means Drax Electric Limited, a company incorporated in the Cayman Islands with registered number 102237;

Drax English Debenture means (a) the debenture dated 30th November, 1999 between, amongst others, Drax Acquisition, Drax Holdings, Drax Limited, Drax Power, AES Financing and the Drax Security Trustee, and (b) the debenture dated 2nd August, 2000 between, amongst others, Drax Acquisition, Drax Holdings, Drax Electric, Drax Limited, Drax Power, AES Financing and the Drax Security Trustee;

Drax Eurobonds means the Eurobond Coupons and the Additional Eurobonds;

Drax Group means Drax Holdings, Drax Electric, Drax Limited and Drax Power and, where the context so requires, Drax Group Limited, Drax Intermediate and Drax Opco;

Drax Group Limited means Drax Group Limited, a company incorporated in the Cayman Islands with registered number WK-129356;

Drax Harich Swap means the fixed for floating swap between Drax Power and Harich as constituted by the ISDA Master Agreement and schedule thereto dated 30th November, 1999 between Drax Power and Harich and the swap confirmation dated 30th November, 1999 supplemental thereto;

Drax Holdings means Drax Holdings Limited, a company incorporated in the Cayman Islands with registered number CR-92144;

Drax Holdings Scheme means the scheme of arrangement in respect of Drax Holdings under section 425 of the English Companies Act and section 86 of the Cayman Companies Law, substantially on the terms set out in Part II;

Drax Holdings Scheme Claim means a Scheme Claim under the Drax Holdings Scheme;

Drax Holdings Scheme Consideration means the consideration to be distributed under the Drax Holdings Scheme;

Drax Holdings Scheme Creditor means a Scheme Creditor under the Drax Holdings Scheme;

Drax Intercreditor and Security Trust Deed means the intercreditor and security trust deed dated 30th November, 1999 between, amongst others, Drax Acquisition, AES Financing, the Eurobond Trustee, the Drax Security Trustee and the Senior Bond Trustee;

Drax Intermediate means Drax Intermediate Holdings Limited, a company incorporated in the Cayman Islands with registered number WK-129355;

Drax Licence means the electricity generation licence held by Drax Power granted on 30th March, 1999 by OFGEM in relation to the Drax Power Station, as amended and restated by the Secretary of State on 28th September, 2001;

Drax Limited means Drax Limited, a company incorporated in the Cayman Islands with registered number 91616;

Drax Opco means Drax Opco Limited, a company incorporated in England and Wales with registered number 4883589;

V.     DEFINITIONS

Drax Power means Drax Power Limited, a company incorporated in England and Wales with registered number 3618559;

Drax Power Station means the 4GW coal fired power station located within the Site together with all associated property, plant, equipment and other operating assets owned by Drax Power at the Site and all atmospheric monitoring equipment;

Drax Security Trustee means JPMorgan Chase Bank, acting in its capacity as security trustee under, amongst other things, the Drax Intercreditor and Security Trust Deed and the New Drax Intercreditor and Security Trust Deed (as the context requires);

DTC means the Depository Trust Company of New York, a limited purpose trust company under New York State banking law and any successor;

EFA means the Electricity Forward Association;

Effective Date has the meaning given to it in the Drax Holdings Scheme;

Eighth Supplemental Eurobond Trust Deed means the eighth supplemental bond trust deed dated on or around the Effective Date between, amongst others, Drax Holdings as issuer, the Eurobond Trustee and the Drax Security Trustee supplemental to, amongst other deeds, the Eurobond Trust Deed;

Elections Closing Date means 5:00 p.m. (London time) on the date on which the Record Date falls;

Electricity Act means the Electricity Act 1989;

Electric Lighting Act means the Electric Lighting Act 1909;

Eligible Person means a person that is (a) a Non-US Person acquiring Restructuring Securities for its own account or for the account of another Non-US Person, where such non-US Person is able to acquire such Restructuring Securities without being prohibited by any applicable law or regulation or would be so prohibited except after compliance with conditions or requirements that are unduly onerous, (b) a Qualified Institutional Buyer acquiring Restructuring Securities for its own account or for the account of another Qualified Institutional Buyer, or (c) an IAI acquiring Restructuring Securities for its own account or for the account of another IAI, for investment purposes and not with a view to, or for the offer or sale in connection with, any distribution in violation of the US Securities Act;

Energy White Paper means the UK Government’s Energy White Paper Cm 5761 dated February, 2003 entitled “Our energy future — creating a low carbon economy”;

English Companies Act means the Companies Act 1985 applicable in England and Wales;

English Court means the High Court of Justice of England and Wales;

English Registrar of Companies means the registrar or other officer performing under the English Companies Act the duty of registration of companies in England and Wales and including a deputy registrar;

Enterprise Act means the Enterprise Act 2002;

Environment Act means the Environment Act 1995;

Environment Agency means the Environment Agency of England and Wales;

Environmental Protection Act means the Environmental Protection Act 1990;

Equity means up to 94,446,675 ordinary shares of 0.001 pence each in the capital of Drax Group Limited which will carry the rights and be subject to the restrictions contained in the New Articles particulars of which are contained in Appendix 15;

Escrow and Distribution Agreement means the escrow and distribution agreement substantially in the form set out in Appendix 16 to be entered into by Drax Holdings, InPower, InPower 2, The Bank of New York (in its capacity, amongst other things, as the Distribution Agent and Global Depository), Drax

V.     DEFINITIONS

Group Limited, NoteCo, the Escrow Trustee, the Facility Agent, the Eurobond Trustee, BondCom, Capita IRG and Capita IRG (Offshore) Limited;

Escrow Fund means the £5,000,000 paid by IPR into an escrow account in connection with the Restructuring;

Escrow Trustee means Drax Nominees Limited, a company incorporated on 29th October, 2003 in England and Wales with registered number 4947438;

ETS means the emissions trading scheme established under the EU Emissions Trading Directive;

EU means the European Union;

EU Emissions Trading Directive means Directive 2003/87/EC of the European Parliament and of the Council of 13th October, 2003 establishing a scheme for greenhouse gas emission allowance trading within the Community and amending Council Directive 96/61/EC;

EU IPPC Directive means EU Council Directive 96/61/EC of 24th September, 1996 concerning integrated pollution prevention and control;

EU Landfill Directive means EU Council Directive 1999/31/EC of 26th April, 1999 on the landfill of waste;

EU LCP Directive means Directive 2001/80/EC of the European Parliament and of the Council of 23rd October, 2001 on the limitation of emissions of certain pollutants into the air from large combustion plants;

EU NEC Directive means Directive 2001/81/EC of the European Parliament and of the Council of 23rd October, 2001 on national emission ceilings for certain atmospheric pollutants;

Eurobond Common Depositary means JPMorgan Chase Bank acting in its capacity as common depositary in relation to Eurobonds and the Eurobond Coupons (or, from time to time, any successor of JPMorgan Chase Bank as such common depositary);

Eurobond Couponholder means InPower in its capacity as owner of the Included Eurobond Coupons;

Eurobond Coupons means the outstanding interest coupons relating to the Eurobonds;

Eurobond Principal means the principal sum of £1,725,000,000 payable in respect of the Eurobonds;

Eurobonds means the £1,725,000,000 8.86 per cent. guaranteed senior secured bonds due 2015 issued by Drax Holdings and guaranteed by Drax Acquisition, Drax Electric, Drax Limited, Drax Power and AES Financing;

Eurobond Terms and Conditions means the conditions set out in the second schedule to the Eurobond Trust Deed;

Eurobond Trust Deed means the trust deed constituting the Eurobonds dated 30th November, 1999 entered into between, amongst others, Drax Holdings as issuer, the Eurobond Trustee and the Drax Security Trustee;

Eurobond Trustee means JPMorgan Chase Bank acting in its capacity as trustee under the Eurobond Trust Deed;

Eurobond Waiver Letter means the letter to be dated on the Record Date from the Eurobond Trustee waiving certain payment terms of the Eurobond Coupons;

Euroclear means Euroclear Bank S.A./N.V., as operator of the Euroclear Clearing System;

Excess Amount means the amount (if any) by which the Termination Sum exceeds the Threshold Amount;

Excluded Eurobond Coupons means the interest in outstanding coupons relating to the Eurobonds to be transferred to InPower 2 pursuant to a transfer agreement to be dated on the Record Date between, amongst others, InPower and InPower 2;

V.     DEFINITIONS

Executive Directors means Gordon Horsfield and Gerald Wingrove;

Existing Senior Creditors means the Senior Bondholders, Definitive Holders and Hedging Banks as creditors of Drax Holdings and the Senior Banks as creditors of InPower;

Explanatory Statements means, in relation to the Drax Holdings Scheme and the InPower Scheme, parts I, IV and V of this document;

Facility means:

(a)	when designated A1, the term loan facility referred to in Appendix 10, Section 2;

(b)	when designated A2, the term loan facility referred to in Appendix 10, Section 3;

(c)	when designated A3, the term loan facility referred to in Appendix 10, Section 4;

(d)	when designated B, the term loan facility referred to in Appendix 10, Section 5; and

(e)	when designated Credit Support, the letter of credit facility referred to in Appendix 10, Section 6,

and the Facilities means the A1 Facility, the A2 Facility, the A3 Facility, the B Facility and the Credit Support Facility taken together;

Facility Agent means, whether designated A1, A2, A3 or B, Deutsche Bank AG London, acting in its capacity as agent under, amongst other things, the InPower 2 Facility Agreement;

Facility Agreement means the facility agreement dated 30th November, 1999 between, amongst others, InPower and the Senior Banks;

FGD means flue gas desulphurisation;

Final Maturity Date, in relation to a facility, shall have the meaning given to it in the description of that facility set out in Appendix 10;

Fitch means Fitch Ratings Limited;

Form of Proxy means:

(a)	in relation to the Drax Holdings Scheme the form of proxy to be completed by Drax Holdings Scheme Creditors substantially in the form set out in Appendix 24; and

(b)	in relation to the InPower Scheme the form of proxy to be completed by InPower Scheme Creditors Scheme Creditors of the InPower Scheme substantially in the form set out in Appendix 25;

Fourth Standstill Agreement means the fourth standstill agreement dated 22nd August, 2003 between, amongst others, Drax Holdings, Drax Electric, Drax Limited, Drax Power, Drax Acquisition, the Eurobond Trustee, certain Senior Bondholders, the agent for the Senior Banks and the Senior Bond Trustee;

Further Eurobonds means the floating rate guaranteed secured eurobonds due 2020 to be issued by Drax Holdings on or about the Effective Date to InPower 2;

Further Eurobonds Trustee means JPMorgan Chase Bank acting in its capacity as trustee in respect of the Further Eurobonds;

Global Depositary means The Bank of New York, acting in its capacity as global depositary in relation to the Senior Bonds (or, from time to time, any successor of The Bank of New York as such global depositary);

Group in relation to a company, means that company, all its subsidiary undertakings, all parent undertakings of which it is a subsidiary undertaking and all other subsidiary undertakings of each of those parent undertakings;

Group Account Agreement means the group account agreement to be dated the Effective Date between, amongst others, Drax Opco, Drax Power, Drax Limited, Drax Electric, Drax Holdings, Drax Group Limited, JPMorgan Chase Bank acting in its capacity as account bank, security trustee, Eurobond Trustee,

V.     DEFINITIONS

Further Eurobond Trustee and B Facility Eurobond Trustee and Deutsche Bank AG London acting in its capacity as senior agent;

GTMA means grid trade master agreement;

GW means gigawatt which is one billion watts;

GWh means gigawatt hours;

Harich means Harich Investments B.V.;

Harich Swaps means the InPower Harich Swap and the Drax Harich Swap;

Hedging Bank Agreement means the agreement dated 9th October, 2003 between, amongst others, Drax Holdings and the Hedging Banks;

Hedging Banks means the Currency Hedging Banks and the Interest Hedging Banks;

Hedging Bank Steering Committee means the informal ad hoc committee of Hedging Banks which has participated in the negotiation of the Restructuring, the past and present members of which are detailed in Appendix 20 provided that for the purposes of references to the payment of Restructuring Fees to the Hedging Bank Steering Committee, Bayerische Landesbank Girozentrale is not included;

Hedging Termination Date means, in respect of a Hedging Termination Payment, the date set out in respect of such Hedging Termination Payment in the definition of Hedging Termination Payments;

Hedging Termination Payments means the amounts described below, having a Hedging Termination Date as set out below:

Hedging
Amount (£)	Owed to	In respect of	Termination Date

8,640,000	Commerzbank	Interest Rate Transactions	30th October, 2003
14,340,000	Bank of Montreal	Interest Rate Transactions	14th October, 2003
10,925,000	Barclays Bank plc	Interest Rate Transactions	14th October, 2003
20,100,000	The Toronto-Dominion Bank	Interest Rate Transactions	10th October, 2003
2,118,000	Deutsche Bank AG London	Currency Hedging Transactions	15th October, 2003
7,875,000	The Toronto-Dominion Bank	Currency Hedging Transactions	10th October, 2003
2,000,000	Bank of Montreal	Currency Hedging Transactions	10th October, 2003
2,125,000	Bayerische Landesbank Girozentrale	Currency Hedging Transactions	15th October, 2003

High Yield Notes means the 11.25 per cent. senior secured high yield notes due 2010 and the 11.5 per cent. senior secured high yield notes due 2010 issued by AES Energy;

IAI means an accredited investor as defined in paragraphs (1), (2), (3) or (7) of Rule 501(a) under the US Securities Act or an entity in which all the equity owners come within such paragraphs;

Included Eurobond Coupons means the Eurobond Coupons except the Excluded Eurobond Coupons;

Ineligible Person means a person who is not an Eligible Person;

V.     DEFINITIONS

InPower means InPower Limited, a company incorporated in Jersey with registered number 75269 and whose registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands;

InPower Debenture means the debenture dated 30th November, 1999 between InPower, BondPower and the Bank Security Trustee;

InPower Group means InPower 2, InPower and BondPower;

InPower Harich Swap means the fixed for floating swap between InPower and Harich as constituted by the ISDA Master Agreement and schedule thereto dated 30th November, 1999 between InPower and Harich and the swap confirmation dated 30th November, 1999 supplemental thereto;

InPower Intercreditor and Security Trust Deed means the intercreditor deed dated 30th November, 1999 between, amongst others, InPower, BondPower and the Bank Security Trustee;

InPower Long Term Standstill Agreement means an agreement dated 9th October, 2003 between InPower, BondPower, the Bank Security Trustee and Deutsche Bank AG London (acting in its capacity as facility agent under the Facility Agreement);

InPower Scheme means the scheme of arrangement in respect of InPower under section 425 of the English Companies Act and article 125 of the Jersey Companies Law, substantially on the terms set out in part III;

InPower Scheme Claim means a Scheme Claim under the InPower Scheme;

InPower Scheme Creditor means a Scheme Creditor under the InPower Scheme;

InPower Security Trustee means JPMorgan Chase Bank acting in its capacity as security trustee under, amongst other things, the InPower 2 Intercreditor and Security Trust Deed, but provided that Drax Holdings and InPower reserve the right to require prior to the Effective Date that a different institution of suitable standing assumes this role;

InPower 2 means InPower 2 Limited, a company incorporated in Jersey with registered number 86170 and whose registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands;

InPower 2 Account Agreement means the InPower 2 account agreement to be dated the Effective Date between, amongst others, InPower 2, InPower, BondPower, JPMorgan Chase Bank and Deutsche Bank AG London;

InPower 2 Facility Agent means Deutsche Bank AG London, acting in its capacity as agent under the InPower 2 Facility Agreement;

InPower 2 Facility Agreement means the term loan facility agreement to be dated on the Effective Date between InPower 2 as borrower, the Lenders (as defined therein) and the InPower 2 Facility Agent;

InPower 2 Intercreditor and Security Trust Deed means the intercreditor deed to be dated on the Effective Date between, amongst others, the Lenders (as defined therein), the InPower Security Trustee (on behalf of those Lenders), BondPower, InPower 2 and InPower;

Insolvent means in relation to the person or company that: (a) a receiver or manager (including an administrative receiver) is appointed in respect of the whole or substantially the whole of that person’s or company’s assets whether under part III of the Insolvency Act 1986 of England and Wales (referred to as the Act in the remainder of this definition) or otherwise; or (b) a liquidator is appointed (other than in respect of a voluntary winding up which is for the sole purpose of amalgamation or reconstruction while solvent); or (c) a provisional liquidator is appointed under section 135 of the Act; or (d) a scheme of arrangement becomes effective under section 425 of the English Companies Act other than in respect of a solvent reorganisation or amalgamation; or (e) any event occurs in any jurisdiction to which the relevant person or company is subject which has an effect similar to one of those listed in this definition;

V.     DEFINITIONS

Instructing Group means:

(a)	while the A1 Facility is outstanding, the Majority A1 Lenders and the Majority A2 Lenders;

(b)	after the A1 Facility has been repaid in full and while the A2 Facility is outstanding, the Majority A2 Lenders;

(c)	after the A2 Facility has been repaid in full and while the A3 Facility is outstanding, the Majority A3 Lenders; and

(d)	after the A3 Facility has been repaid in full, the Majority B Lenders;

Inter-company Loan Agreement means the loan agreement between Drax Power and Drax Opco;

Interest Hedging Banks means the banks which have entered into interest rate swaps with Drax Power being Commerzbank Aktiengesellschaft, Bank of Montreal, Barclays Bank plc and the Toronto-Dominion Bank;

Interest Hedging Transactions means interest rate transactions entered into by Drax Power with the Interest Hedging Banks;

Interest Payment Date means each 30th June and 31st December subject to adjustment as provided in the Eurobond Terms and Conditions;

Intermediary means a person who holds an interest in Senior Bonds on behalf of another person or persons but which interest is not held as an Account Holder;

IPC means integrated pollution control;

IPP means independent power projects;

IPPC means integrated pollution prevention and control;

IPR means International Power plc, a public limited company incorporated in England and Wales with registered number 2366963;

IPR A Cash-Out Funds means the amount specified by Drax Holdings and certified by Capita IRG as being the amount which IPR is obliged, pursuant to the COOIA, to contribute for the purposes of funding, in part, the A Cash Elections;

IPR Cash-Out Fee means the fee of £2,000,000 (exclusive of any VAT) to be payable to IPR in the event that less than £10,000,000 of IPR A Cash-Out Funds are used in the A Cash Election;

IPR Entities means the IPR Holder, IPR and any subsidiaries of IPR;

IPR Group means IPR and any of its subsidiary undertakings;

IPR Group Secondee means a person seconded by the IPR Group to the Drax Group who has a contractual right to return to be employed by a member of the IPR Group followed the secondment;

IPR Holder means any and all members of the IPR Group, including, for the avoidance of doubt, the IPR Initial Holder, for so long as they are the holder(s) of any Equity;

IPR Initial Holder means the member of IPR Group that will enter into the Shareholders’ Agreement;

IPR Lender means a wholly owned subsidiary of IPR that will be a Lender;

IPR Offer means the offer from IPR in respect of the Restructuring, the terms of which are set out in the IPR Offer Letter;

IPR Offer Letter means the letter from IPR to Drax Holdings dated 30th August, 2003;

IPR Support Fee means the support fee (as described in the IPR Offer Letter) to be payable to IPR in accordance with the terms of the Shareholders’ Agreement or the COOIA;

ISDA Master Agreement means the master agreement in the standard form of the International Swaps and Derivatives Association;

V.     DEFINITIONS

Issuing Bank means National Westminster Bank plc;

Jersey Companies Law means the Companies (Jersey) Law 1991 applicable in Jersey;

Jersey Court means the Royal Court of Jersey;

Jersey Registrar of Companies means the officer appointed pursuant to the Jersey Companies Law for the purposes of the registration of companies in Jersey and such other officers as may, in accordance with the Jersey Companies Law, assist him in the exercise of his functions under the Jersey Companies Law;

JPMorgan Chase Bank means JPMorgan Chase Bank, a company incorporated under the laws of the State of New York acting in its capacity, amongst other things, as Eurobond Trustee, Bank Security Trustee, Drax Security Trustee, InPower Security Trustee through its principal office at Trinity Tower, 9 Thomas More Street, London E1W 1YT;

Kyoto Protocol means the 1998 Kyoto Protocol to the United Nations Framework Convention on Climate Change;

Lender means:

(a)	when designated A1, each lender under the A1 Facility;

(b)	when designated A2, each lender under the A2 Facility;

(c)	when designated A3, each lender under the A3 Facility;

(d)	when designated B, each lender under the B Facility;

(e)	when designated Credit Support, each lender under the Credit Support Facility; and

(f)	and when designated Super Priority, each lender under any Super Priority Facility (without double counting of any Credit Support Lenders);

and Lenders means the A1 Lenders, the A2 Lenders, the A3 Lenders, the B Lenders, the Credit Support Lenders and the Super Priority Lenders (without double counting of any Credit Support Lenders) taken together;

Letter of Credit means the letter of credit from the Issuing Bank in favour of Drax Holdings and InPower 2 dated 10th October, 2003 up to a maximum amount of £100,000,000 issued in support of IPR’s obligations under the COOIA to provide the IPR A Cash-Out Funds;

Liability means any liability or obligation of a person whether it is present, future, prospective or contingent, whether or not it is fixed or undetermined, whether or not it involves the payment of money or performance of an act or obligation and whether it arises at common law, in equity or by statute, in England and Wales or the Cayman Islands or Jersey or in any other jurisdiction, or in any other manner whatsoever, but such expression does not include any liability which is barred by statute or otherwise unenforceable under English, Jersey or Cayman Islands law or arises under a contract which is void or, being voidable, has been duly avoided;

LIBOR means:

(a)	for any period commencing on or after 1st July, 2003 and ending on or before 31st December, 2003 (whether in respect of actual or notional interest on the A1 Debt, A2 Debt, A3 Debt or B Debt which accrues or notionally accrues during such period), LIBOR as determined under the Facility Agreement for the period 1st July, 2003 to 31st December, 2003;

(b)	if the Effective Date is after 31st December, 2003, for any period commencing on or after 1st January, 2004 and ending on or before 30th June, 2004 (whether in respect of actual or notional interest on the A1 Debt, A2 Debt, A3 Debt or B Debt which accrues or notionally accrues during such period), LIBOR as determined under the Facility Agreement for the period 1st January, 2004 to 30th June, 2004; or

V.     DEFINITIONS

(c)	other than as specified in paragraphs (a) and (b) above, for any period:

(i)	the arithmetic mean (rounded upwards, if necessary, to five decimal places) of the London interbank offered rates for Sterling deposits for the same period as such period at or about 11 a.m. on the first day of such period as displayed on the “LIBP” page on the Reuter Monitor Money Rates Service (or such other page as may replace such “LIBP” page on such service for the purpose of displaying London interbank offered rates leading banks for Sterling deposits); or

(ii)	if no such offered quotation is displayed on the “LIBP” page of the Reuters Screen or there is no relevant page on the Reuters Screen the arithmetic mean (rounded up to five decimal places) of the rates, as supplied to the Facility Agent (at its request, quoted by certain reference banks, as determined under the InPower 2 Facility Agreement, to leading banks in the London interbank market at or about 11.00 a.m. on the first day of such period for the offering of deposits in Sterling for a period comparable to such period.

Linked Period means the period ending on the earlier of (i) 31st December, 2008, (ii) the aggregate outstanding balance of the A1 Debt and the A2 Debt falling below £600,000,000, and (iii) a positive vote of not less than 75 per cent. of the aggregate holders by value of the A2 Loans to terminate the Linked Period, during which the Linked Securities shall remain linked;

Linked Securities means the A2 Notes, A3 Notes and Equity and A2 Loans, A3 Loans and Equity respectively;

Linked Securities Transfer Certificate means the transfer certificate in respect of Linked Securities to be executed by the transferor and the transferee of Linked Securities during the Linked Period;

Listing Rules means the listing rules of the United Kingdom Listing Authority made under Section 74 of the Financial Services and Markets Act 2000 and contained in the United Kingdom Listing Authority’s publication of the same name;

Long Term Standstill Agreement means an agreement dated 9th October, 2003 between, amongst others, Drax Holdings, Drax Electric, Drax Limited, Drax Power, Drax Acquisition, the Eurobond Trustee, certain Senior Bondholders and the Senior Bond Trustee;

Majority Lender, when designated A1, A2, A3 or B, shall have the meaning given to it in the description of the relevant Facility set out in Appendix 10;

Margin, in relation to a Facility, shall have the meaning given to it in the description of the Facility set out in Appendix 10;

Material Adverse Effect means any event or circumstance (or combination thereof) the effect of which, in the opinion of the Instructing Group (acting reasonably), is or is likely to be:

(a)	adverse to the ability of any Relevant Company to satisfy in full its payment obligations under any Finance Document when the same fall due; or

(b)	materially adverse to the ability of any Relevant Company to satisfy in full any of its material obligations (save for those referred to in paragraph (a) above) under any Finance Document or material Project Agreement when the same arise; or

(c)	materially adverse to the perfection, priority or enforceability of any security interest created or purportedly created pursuant to the terms of any Security Document; or

(d)	materially adverse to the ability of any Finance Party or any eurobond finance party to enforce any of its rights or remedies under any Transaction Document; or

(e)	materially adverse to the ability of any Relevant Company to enforce any of its material rights or remedies under any material Project Agreement; or

(f)	materially adverse to the business, assets or financial condition of any Relevant Company;

V.     DEFINITIONS

Monitoring Committee means the committee to be established pursuant to the InPower 2 Facility Agreement which will have responsibilities specified in the InPower 2 Facility Agreement;

Moody’s means Moody’s Investors Service Limited;

MW means megawatt;

MWh means megawatt hour;

National Power means National Power plc, a public limited company incorporated in England and Wales with registered number 2366963 (having changed its name to IPR in 2000);

NETA means the New Electricity Trading Arrangements operating in England and Wales;

New Articles means the new memorandum and articles of association of Drax Group Limited as amended and restated by special resolution on or around the Effective Date;

New Drax Intercreditor and Security Trust Deed means the intercreditor and security trust deed to be entered on the Effective Date between, amongst others, the Drax Companies, the A1 Hedging Banks, the Issuing Bank and the Credit Support Lenders participating in the Credit Support Facility, InPower 2, the trustees of the Drax Eurobonds and the Drax Security Trustee;

NGC means the National Grid Company plc, a public limited company incorporated in England and Wales with registered number 2366977;

Non-US Person means a person that is not a US Person for the purposes of, and that is acquiring securities in an “offshore transaction” as defined in, Regulation S;

NoteCo means NoteCo Limited, a company incorporated in Jersey with registered number 86199 and whose registered office is at 22 Grenville Street, St. Helier, Jersey, JE4 8PX, Channel Islands;

Noteholders means holders of Restructuring Notes;

Notes/Loans Election has the meaning given to it in the Drax Holdings Scheme;

Novation Indemnity has the meaning given to it in Appendix 18, Part C, Section 1;

NOX means nitrous oxide;

Obligor means each of InPower, InPower 2 and BondPower;

OFGEM means The Office of Gas and Electricity Markets;

OFT means the Office of Fair Trading;

Original IPR Offer means the offer from IPR received by Drax Holdings dated 23rd July, 2003;

outstanding when used in connection with the Eurobond Coupons has the meaning set out in the Eurobond Trust Deed;

parent undertaking means a parent undertaking as defined by section 258 of the English Companies Act;

Partial Termination Priority Amount has the meaning given to it in Appendix 14, Part A, Section 1;

Positive A Cash Election has the meaning given to it in the Drax Holdings Scheme;

Positive B Cash Election has the meaning given to it in the Drax Holdings Scheme;

Positive Election means any or all of a Positive A Cash Election, a Positive B Cash Election or a Positive Notes/Loans Election;

Positive Notes / Loans Election means a valid election for Restructuring Loans or Restructuring Notes in a Claim Notification Form which has been submitted on or before the Elections Closing Date;

PricewaterhouseCoopers means PricewaterhouseCoopers LLP, a limited liability partnership registered in England with registered number OC303525;

V.     DEFINITIONS

Principal Drax Assets means the Site, the Drax Power Station and any ancillary or related assets, facilities, properties, undertakings, contracts or rights;

Project Facilities means the Site, the Drax Power Station and any ancillary facilities;

QIB or Qualified Institutional Buyer has the meaning given to “qualified institutional buyer” in Rule 144A;

Ranking Lenders means:

(a)	while the A1 Facility is outstanding, the A1 Lenders;

(b)	after the A1 Facility has been repaid in full and while the A2 Facility is outstanding, the A2 Lenders;

(c)	after the A2 Facility has been repaid in full and while the A3 Facility is outstanding, the A3 Lenders; and

(d)	after the A3 Facility has been repaid in full and while the B Facility is outstanding, the B Lenders;

Record Date means 5:00 p.m. (London time) on 8th December, 2003;

Registrar means Capita IRG (Offshore) Limited acting in its capacity as the registrar of the A2 Notes and A3 Notes or The Bank of New York acting in its capacity as the registrar of the A1 Notes and B Notes that are in either case issued in definitive form, as applicable (or any successor from time to time);

Regulation S means Regulation S under the US Securities Act;

Relevant Company means an Obligor or a Drax Company;

Repayment Date, in relation to a Facility, has the meaning given to it in the description of that Facility set out in Appendix 10;

Required Balance means, as of the most recent Interest Payment Date, in relation to:

(a)	the A1 DSRA, each of the following:

(i)	a balance equal to the product of the interest and scheduled principal repayments falling due (or forecast to fall due) in relation to the A1 Facility on the next two Interest Payment Dates (taking account of the A1 Hedging Fixed Amounts) (the A1 (Interest) DSRA Required Balance); and

(ii)	the scheduled principal repayments falling due in relation to the A1 Facility on the next two Interest Payment Dates (the A1 (Principal) DSRA Required Balance); and

(b)	each of the A2 DSRA and the A3 DSRA (for Interest Payment Dates falling on or before 31st December, 2006) an amount equal to the excess (if any) of the interest falling due (or forecast to fall due) on the next three Interest Payment Dates, (and for the B DSRA and in the case of Interest Payment Dates falling after 31st December, 2006 for each of the A2 DSRA and A3 DSRA on the next Interest Payment Date); over the amounts which are (forecast) to be available for servicing interest on the Facility with the same designation as the relevant Debt Service Reserve Account on such (or each such Interest Payment Date), in accordance with the Cash Flow Waterfall (and taking account of the A2 Hedging Fixed Amounts in respect of the A2 DSRA) and the Debt Service Reserve Accounts to the extent that they are forecast to be funded on the relevant Interest Payment Date;

Restricted Global Note means a note in registered global form representing Restructuring Notes;

Restructured Hedging means the interest rate hedging described in Appendix 14, Part A, Section 1;

Restructured Hedging Amount means the amount of £9,087,000, being the agreed mark-to-market value of the Restructured Hedging on the date it was entered into;

Restructuring means the proposed financial restructuring of the Scheme Companies details of which are set out in this document;

V.     DEFINITIONS

Restructuring Date Waterfall means the order of payments for the Effective Date as described in Appendix 10, Part B;

Restructuring Debt means the Restructuring Loans and the Restructuring Notes;

Restructuring Fees shall have the meaning given to it in the Drax Holdings Schemes;

Restructuring Loans means the A1 Loans, the A2 Loans, the A3 Loans and the B Loans;

Restructuring Notes means the A1 Notes, the A2 Notes, the A3 Notes and the B Notes;

Restructuring Notes Registers means the registers maintained by the Registrar and the Share Registrar in respect of the A2 Notes, the A3 Notes and the Equity;

Restructuring Notes Trust Deed means the trust deed to be entered into on or around the Effective Date between Drax Holdings and the Restructuring Notes Trustee constituting the Restructuring Notes;

Restructuring Notes Trustee means The Bank of New York, acting in its capacity as trustee under the Restructuring Notes Trust Deed;

Restructuring Securities means the Restructuring Debt and Equity;

Rule 144A means Rule 144A under the US Securities Act;

Scheme means one of the Drax Holdings Scheme and the InPower Scheme, as appropriate, and Schemes means both of them;

Scheme Claim has the meaning given to it in the relevant Scheme;

Scheme Company means one of Drax Holdings and InPower and Scheme Companies means both Drax Holdings and InPower;

Scheme Consideration has the meaning given to it in the relevant Scheme;

Scheme Creditor has the meaning given to it in each Scheme as appropriate;

Scheme Document means this document including all Appendices, Schedules and annexures to it;

Scheme Meeting means in relation to the Drax Holdings Scheme, the meeting of Drax Holdings Scheme Creditors convened at the direction of the English Court and the Cayman Court and in relation to the InPower Scheme, the meeting of InPower Scheme Creditors convened at the direction of the English Court and the Jersey Court;

Scheme Rate means the mid-point rate of exchange on the day on which the Record Date falls for the conversion of US dollar to sterling as published in the next edition of the Financial Times (or, if that edition of the Financial Times is not published or does not contain that rate of exchange, in the relevant edition of the International Herald Tribune or another internationally recognised newspaper);

SDRT means stamp duty reserve tax;

SEC means the US Securities and Exchange Commission;

Security means the direct and indirect security to be granted in favour of the InPower Security Trustee to secure the Debt, as detailed in Appendix 11;

Security Ranking means the ranking of each Facility’s respective claim on the Security as set out in Appendix 11, Section 3.4;

Senior Agent means Deutsche Bank AG London, acting in its capacity as senior agent under the Drax Intercreditor and Security Trust Deed or the New Drax Intercreditor and Security Trust Deed;

Senior Banks means the banks that are lenders under the Facility Agreement from time to time;

Senior Bond Deposit Agreement means the deposit agreement relating to the Senior Bonds dated 2nd August, 2000 between Drax Holdings and, amongst others, the Global Depositary;

V.     DEFINITIONS

Senior Bondholder means a person other than a Definitive Holder with a beneficial or other proprietary interest as principal in any of the Senior Bonds;

Senior Bondholder Instruction Form means the instruction form for Senior Bondholders to be made available at www.bondcom.com/drax;

Senior Bond Indenture means the indenture constituting the Senior Bonds dated 2nd August, 2000 between, amongst others, Drax Holdings and the Senior Bond Trustee;

Senior Bond Register means the register or registers (if any) maintained by (or on behalf of) Drax Holdings in accordance with terms of the Senior Bond Indenture for the purpose of registering transfers and/or exchanges of Senior Bonds in definitive registered form;

Senior Bonds means all or any of the Dollar-Denominated Senior Bonds and the Sterling-Denominated Senior Bonds;

Senior Bond Trustee means The Bank of New York, acting in its capacity as trustee for the Senior Bonds under the Senior Bond Indenture;

Senior Bond Waiver Agreement means the agreement to be dated on or around the Effective Date between Drax Holdings and the Senior Bond Trustee waiving some of the terms of the Senior Bonds;

Shareholder means a holder of any of the Equity;

Shareholders’ Agreement means the agreement to be entered into by certain of the Shareholders and Drax Group Limited which is summarised in Appendix 15;

Share Registrar means Capita IRG acting in its capacity as the share registrar in respect of the Equity (or any successor from time to time);

Shortfall Amount means the amount (if any) by which the Threshold Amount exceeds the Termination Sum;

Site means the freehold land and buildings thereon comprising the site of the Drax Power Station and the freehold land and buildings thereon adjoining that site, all situated near Selby, North Yorkshire and together registered at H.M. Land Registry with title absolute under title number NYK223464;

SO2 means sulphur dioxide;

Standard & Poor’s means Standard & Poor’s Rating Services, a division of the McGraw Hill Companies;

Sterling-Denominated Senior Bonds means £200,000,000 9.07 per cent. guaranteed senior secured bonds due 2025 issued by Drax Holdings and guaranteed by Drax Acquisition, Drax Electric, Drax Limited, Drax Power and AES Financing;

subsidiary undertaking means a subsidiary undertaking as defined by section 258 of the English Companies Act;

Super Majority Lenders means 90 per cent. majority by value of each of the A1 Lenders, A2 Lenders, A3 Lenders and B Lenders which have voted within 30 days (or such other period as specified by the Facility Agent);

Super Priority Facilities means:

(a)	the Credit Support Facility; or

(b)	any replacement of the Credit Support Facility entered into in accordance with the New Drax Intercreditor and Security Trust Deed; and

(c)	the Super Priority A1 Hedging;

Super Priority A1 Hedging means the Additional Hedging which is entered into on the basis that it ranks super priority on enforcement;

V.     DEFINITIONS

Termination Sum has the meaning given to it in Appendix 14 Part A, Section 1;

Threshold Amount has the meaning given to it in Appendix 14 Part A, Section 1;

Trading and Risk Management Policy means Drax Opco’s trading and risk management policy from time to time as approved by the Monitoring Committee;

Transfer Date has the meaning given to it in the Group Account Agreement;

TXU Claim means the claim issued by Drax Power for approximately £85,000,000 (including VAT) in unpaid amounts for power purchased by TXU EET and approximately £266,000,000 in liquidated damages for the default of TXU EET which led Drax Power to terminate the TXU Contract;

TXU Contract means the long-term power purchase agreement between Drax Power, TXU EET and TXU Group (as guarantor) dated 30th November, 1999;

TXU Corporation means TXU Corp. (formerly Texas Utilities Company), a company incorporated in Texas;

TXU EET means TXU Europe Energy Trading Limited, a company incorporated in England and Wales with registered number 3116221;

TXU Europe Companies means TXU EET and TXU Group;

TXU Group means TXU Europe Group plc, a public company incorporated in England and Wales with registered number 32476621;

TXU Proceeds means all amounts (excluding VAT) from time to time recovered by any Drax Company pursuant to the TXU Claim;

TXU UK Limited means TXU UK Limited, a company incorporated in England and Wales with registered number 2937796;

UK Coal means UK Coal Mining Limited, a company incorporated in England and Wales with registered number 2997374;

UK GAAP means generally accepted accounting principles in the United Kingdom;

Undertakings means the irrevocable undertakings given by certain Senior Banks and Senior Bondholders to, amongst other things, direct the Drax Holdings Scheme Creditors to vote in favour of the Restructuring;

United Kingdom or UK means the United Kingdom of Great Britain and Northern Ireland;

United Kingdom Listing Authority means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000;

United States or US means the United States of America, its territories and possessions, any state of the United States of America or the District of Columbia and all areas subject to its jurisdiction;

US GAAP means generally accepted accounting principles in the United States;

US Investment Company Act means the US Investment Company Act of 1940;

US Securities Act means the US Securities Act of 1933;

US Person has the meaning given to it in Rule 902(k) of Regulation S;

Utilities Act means the Utilities Act 2000;

valid when used in respect of a Claim Notification Form or Account Holder Letter means a Claim Notification Form or an Account Holder Letter completed in accordance with the instructions set out on it including, without limitation, provision of an executed power of attorney supported by evidential documentation, if required by the instructions printed on the Claim Notification Form or Account Holder Letter and validly exercised shall be construed accordingly;

V.     DEFINITIONS

valid exercise when used in the context of an exercise of the Notes/Loans Election, the A Cash Election or the B Cash Election, an election made in accordance with the instructions printed on the relevant Claim Notification Form;

VAT means Value Added Tax;

Water Resources Act means the Water Resources Act 1991; and

Working Capital Requirement means the cash required by Drax Opco, not in excess of £50,000,000, to meet its working capital requirements (which shall not include any operating expenses including, without limitation, renewable items or expenses).

VI.     NOTICES

1.                NOTICE OF DRAX HOLDINGS SCHEME MEETING

IN THE HIGH COURT OF JUSTICE	NO. 7080 OF 2003
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF DRAX HOLDINGS LIMITED

– and –

IN THE MATTER OF THE COMPANIES ACT 1985

– and –

IN THE GRAND COURT	CAUSE NO. 722 OF 2003
OF THE CAYMAN ISLANDS

IN THE MATTER OF DRAX HOLDINGS LIMITED

– and –

IN THE MATTER OF THE COMPANIES LAW (2003 REVISION)

NOTICE IS HEREBY GIVEN that by an order of the High Court of England and Wales (the English Court) dated 13th November, 2003 and an order of the Grand Court of the Cayman Islands (the Cayman Court) (each a Court and together, the Courts) dated 13th November, 2003, both made in the above matter, each Court has directed a meeting of the Scheme Creditors other than the Hedging Banks (as such terms are defined in the scheme of arrangement hereinafter referred to) to be convened for the purpose of considering and, if thought fit, approving (with or without modification) the scheme of arrangement proposed to be made between Drax Holdings Limited (Drax Holdings) and its Scheme Creditors. The meeting will be held at 10:15 a.m. (London time) on 10th December, 2003 (or as soon as possible thereafter) at The Brewery, Chiswell Street, London EC1Y 4SD, United Kingdom at which place and time all those creditors are requested to attend.

A copy of the scheme of arrangement and a copy of the accompanying explanatory statement, which statement is required to be furnished pursuant to section 426 of the Companies Act 1985 of England and Wales (the Explanatory Statement), are incorporated in the document of which this notice forms part. A copy of the Explanatory Statement is available on the internet at www.bondcom.com/drax and also upon request to Alicia Dalton of Bondholder Communications Group (BondCom) on +1 212 809 2663 (in New York), +44(0) 207 236 0788 (in London) or +852 3527 0999 (in Hong Kong).

The following publicly held bonds issued by Drax Holdings will be affected by the scheme of arrangement:

US$302,400,000 10.41 per cent. Guaranteed Senior Secured Bonds due 2020

ISIN: US00 808 AAD37
CUSIP: 00808AADR

£200,000,000 9.07 per cent. Guaranteed Senior Secured Bonds due 2025

ISIN: XS01 25351394

Scheme Creditors other than the Hedging Banks may vote in person at the meeting referred to above or they may appoint another person, whether a Scheme Creditor or not, as their proxy to attend and vote in their place.

A Senior Bondholder (as such term is defined in the scheme of arrangement) will be entitled in an Account Holder Letter (as such term is defined in the scheme of arrangement) to specify a person (who may be the Senior Bondholder) to attend and speak at the meeting provided that a valid Account Holder Letter is received by BondCom by 5:00 p.m. (London time) on 8th December, 2003.

VI.     NOTICES

1.    NOTICE OF DRAX HOLDINGS SCHEME MEETING

A form to enable Scheme Creditors (other than the Hedging Banks) to vote in person or by proxy (a Form of Proxy) is enclosed herewith, coloured green.

It is requested that Forms of Proxy be completed, signed and submitted in accordance with the procedures described in the Explanatory Statement, so as to be received by Capita IRG at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, United Kingdom, for the attention of the Manager, by 5:00 p.m. (London time) on 8th December, 2003 but if Forms of Proxy are not so submitted they may, if valid, be handed in at the registration desk no later than one hour prior to the time at which the meeting is scheduled to commence, and thereafter may be handed to the chairman of the meeting.

By the orders the Courts have each appointed Gordon Christopher Horsfield or, failing him, Gerald Langdon Wingrove, or failing him, Lord Taylor of Blackburn, each of Drax Holdings to act as the chairman of the meeting referred to above and has directed the chairman to report the result of the meeting to each of the Courts.

The scheme of arrangement will be subject to the subsequent approval of the English Court and the Cayman Court.

DATED 17th November, 2003

Norton Rose	Walkers
Kempson House,	PO Box 265 GT,
Camomile Street,	Walker House,
London EC3A 7AN,	Mary Street,
United Kingdom	George Town, Grand Cayman, Cayman Islands

English Solicitors for Drax Holdings Limited	Cayman Islands Attorneys-at-Law for
Drax Holdings Limited

VI.     NOTICES

2.     NOTICE OF INPOWER SCHEME MEETING

IN THE HIGH COURT OF JUSTICE	No. 7089 OF 2003
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF INPOWER LIMITED

– and –

IN THE MATTER OF THE COMPANIES ACT 1985

– and –

IN THE ROYAL COURT OF JERSEY	No. S.D. 2003/211

IN THE MATTER OF INPOWER LIMITED

– and –

IN THE MATTER OF THE COMPANIES (JERSEY) LAW 1991

NOTICE IS HEREBY GIVEN that by an order of the High Court of England and Wales (the English Court) dated 13th November, 2003 and an order of the Royal Court of Jersey (the Jersey Court) (each a Court and together, the Courts) dated 14th November, 2003 both made in the above matter, each Court has directed a meeting of the Scheme Creditors (as such term is defined in the scheme of arrangement hereinafter referred to) to be convened for the purpose of considering and, if thought fit, approving (with or without modification) the scheme of arrangement proposed to be made between InPower Limited (InPower) and its Scheme Creditors. The meeting will be held at 10:00 a.m. (London time) on 10th December, 2003 at The Brewery, Chiswell Street, London EC1Y 4SD, United Kingdom, at which place and time all those creditors are requested to attend.

A copy of the scheme of arrangement and a copy of the accompanying explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 of England and Wales and article 126 of the Companies (Jersey) Law 1991 of Jersey, as amended (the Explanatory Statement) is incorporated in the document of which this notice forms part.

Scheme Creditors may vote in person at the meeting referred to above or they may appoint another person, whether a Scheme Creditor or not, as their proxy to attend and vote in their place.

A form to enable Scheme Creditors to vote in person or by proxy (a Form of Proxy) is enclosed herewith, coloured yellow.

It is requested that Forms of Proxy be completed, signed and submitted in accordance with the procedures described in the Explanatory Statement, so as to be received by Capita IRG at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TH, United Kingdom for the attention of the Manager, by 5:00 p.m. (London time) on 8th December, 2003 but if forms are not so submitted they may, if valid, be handed in at the registration desk no later than one hour prior to the time at which the meeting is scheduled to commence, and thereafter may be handed to the chairman of the meeting.

By the orders the Courts have each appointed Julia Chapman of InPower or, failing her, Niall McCallum of InPower to act as chairman of the meeting referred to above and has directed the chairman to report the result of the meeting to each of the Courts.

VI.     NOTICES

2.    NOTICE OF INPOWER SCHEME MEETING

The scheme of arrangement will be subject to the subsequent approval of the English Court and the Jersey Court.

DATED 17th November, 2003

Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom English Solicitors for InPower Limited	Mourant du Feu & Jeune 22 Grenville Street St. Helier Jersey JE4 8PX Channel Islands Jersey Advocates and Solicitors for InPower Limited

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

DRAX HOLDINGS LIMITED

Date: November 17, 2003	By:	/s/ Gordon Horsfield Director

Date: November 17, 2003	By:	/s/ Gerald Wingrove Director